

Annual Report 2023

Ambitions made real

CIBC's purpose is to help make your ambition a reality

Who we are

CIBC is a leading and well-diversified North American financial institution committed to creating enduring value for all our stakeholders – our clients, team, communities and shareholders. We are guided by our purpose – to help make your ambition a reality, and we are activating our resources to create positive change and contribute to a more secure, equitable and sustainable future.

Across our bank and our businesses – Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets and Direct Financial Services – our 48,000 employees bring our purpose to life every day for our 14 million personal banking, business, public sector and institutional clients in Canada, the U.S. and around the world.

Our strategy

Throughout 2023, we continued to focus on executing against our ambition of building a modern relationship-oriented bank that delivers superior client experience and top-tier shareholder returns while maintaining our financial strength, risk discipline and advancing our purpose-driven culture. Going forward, we will drive long-term growth and build on our momentum through our client-focused strategy that includes four strategic priorities:

1. Growing our mass affluent and private wealth franchise in Canada and the U.S.;
2. Expanding our digital banking offering in Canada;
3. Delivering connectivity and differentiation to commercial and capital markets clients; and
4. Enabling, simplifying and protecting our bank.



2023 highlights

$5.0B
Reported net income

10.3%
Return on equity[1]

14M
Clients

$6.5B
Adjusted net income[2]

13.3%
Adjusted return on equity[2]

12.4%
Common Equity
Tier 1 (CET1) ratio[3]

(1) For additional information on the composition of these specified financial measures, see the "Glossary" section of the MD&A.
(2) Adjusted measures are non-GAAP measures. For additional information, see the "Non-GAAP measures" section of the management's discussion and analysis (MD&A), including the quantitative reconciliation of reported GAAP measure to adjusted net income on pages 15 to 19.
(3) Calculated pursuant to Office of the Superintendent of Financial Institutions (OSFI) Capital Adequacy Requirements (CAR) Guideline, which is based on Basel Committee on Banking Supervision (BCBS) standards.

2023 Performance at a glance

**Business mix
(% reported revenue)**



40%
Canadian Personal and Business Banking

23%
Canadian Commercial Banking and Wealth Management

12%
U.S. Commercial Banking and Wealth Management

24%
Capital Markets and Direct Financial Services

1%
Corporate and Other

Reported earnings per share[1] ($)



6.96   6.68   **$5.16**
21   22   **23**

Adjusted earnings per share[1][2] ($)



7.23   7.05   **$6.72**
21   22   **23**

Reported revenue ($ billions)



20.0   21.8   **$23.3**
21   22   **23**

Dividend[1] ($/share)



2.92   3.27   **$3.44**
21   22   **23**

(1) On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC's issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

(2) Adjusted measures are non-GAAP measures. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the "Non-GAAP measures" section of the MD&A.

Table of contents

Financial highlights

For the year ended October 31 (Canadian $ in billions, except as noted)	2023	2022
Financial results		
Revenue	23.3	21.8
Provision for credit losses	2.0	1.1
Expenses	14.3	12.8
Reported/Adjusted net income[1]	5.0/6.5	6.2/6.6
Adjusted pre-provision, pre-tax earnings[1]	10.2	9.4
Financial measures (%)		
Reported[2]/Adjusted efficiency ratio[1]	61.5/55.8	58.6/56.4
Reported[2]/Adjusted return on common shareholders' equity (ROE)[1]	10.3/13.3	14.0/14.7
Net interest margin on average interest-earnings assets[2][3]	1.49	1.58
Net interest margin on average interest-earnings assets (excluding trading)[4]	1.66	1.66
Total shareholder return	(15.9)	(13.6)
Common share information		
Reported/Adjusted diluted earnings per share[1][5]	5.16/6.72	6.68/7.05
Market capitalization	45.5	56.1
Dividends (%)		
Dividend yield	7.0	5.3
Reported[2]/Adjusted dividend payout ratio[1]	66.6/51.2	48.8/46.3
Net income by strategic business unit		
Canadian Personal and Business Banking	2.4	2.2
Canadian Commercial Banking and Wealth Management	1.9	1.9
U.S. Commercial Banking and Wealth Management	0.4	0.8
Capital Markets and Direct Financial Services	2.0	1.9

2023 Financial scorecard

	Medium-term target	Reported results	Adjusted results[1]
Diluted earnings per share (EPS) growth[5]	7%–10% annually[6][7]	3-year CAGR[8] = 7.9% 5-year CAGR[8] = (2.4)%	3-year CAGR = 11.5% 5-year CAGR = 1.9%
Return on equity (ROE)[2]	At least 16%[6][7]	3-year average = 13.5% 5-year average = 13.0%	3-year average = 14.9% 5-year average = 14.4%
Operating leverage[2]	Positive[6][7]	3-year average = (0.6)% 5-year average = (1.5)%	3-year average = 0.0% 5-year average = (0.1)%
CET1 ratio	Strong buffer to regulatory requirement	12.4%	
Dividend payout ratio[2]	40%–50%[6][7]	3-year average = 52.4% 5-year average = 55.6%	3-year average = 45.9% 5-year average = 48.9%

			3-year	5-year
Total shareholder return	Outperform the S&P/TSX Composite Banks Index over a rolling three- and five-year period	**CIBC:**	15.0%	12.7%
		Banks Index:	36.2%	29.8%

(1) Adjusted measures are non-GAAP measures. For additional information, see the "Non-GAAP measures" section of the MD&A, including the quantitative reconciliations of reported GAAP measures to: adjusted net income on pages 15 to 19; and adjusted pre-provision, pre-tax earnings on page 20.

(2) For additional information on the composition of these specified financial measures, see the "Glossary" section of the MD&A.

(3) Average balances are calculated as a weighted average of daily closing balances.

(4) Net interest margin on average interest-earnings assets (excluding trading) is computed using total net interest income minus trading net interest income, excluding the applicable TEB adjustment included therein, divided by total average interest-earning assets minus average trading interest-earning assets. For additional information, see the "Glossary" section of the MD&A.

(5) On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC's issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to the beginning of 2022.

(6) Based on adjusted measures. Adjusted measures are non-GAAP measures. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the "Non-GAAP measures" section of the MD&A.

(7) Medium-term targets are defined as through the cycle. For additional information, see the "Overview" section of the MD&A.

(8) The 3-year compound annual growth rate (CAGR) is calculated from 2020 to 2023 and the 5-year CAGR is calculated from 2018 to 2023.

At CIBC, we imagine a better world.
More equitable.
More inclusive.
More sustainable.
Where everyone's ambitions are made real.

Our ESG strategy builds on our history of
ESG leadership to advance the changes needed
to address pressing societal challenges



Building integrity and trust

We act with integrity and transparency to maintain the trust that clients have placed in us



Fostering the trust of our clients through trustworthy artificial intelligence (AI)



Our Trustworthy AI Principles are the driving force behind our approach to ensure that AI systems are developed and used in a manner that fosters trust amongst all stakeholders and helps position us to manage related and emerging risks effectively.

In consultation with industry experts, we have proactively developed a future-ready AI governance framework based on these Trustworthy AI principles and formulated an actionable roadmap to operationalize it enterprise-wide. This enhances our governance and risk management processes to promptly address risks that are unique to AI, and to be ready to comply with emerging regulations.

We have also developed and published Generative AI guidelines for all CIBC team members, which governs how we use AI technology across our bank and articulates the guardrails in place to use it safely, responsibly and ethically as we unlock new possibilities for our bank, our clients and our teams.

We continue to be actively involved in collaborating with industry peers, regulatory bodies and subject matter experts in conducting industry research and aligning to best practices and upcoming AI regulatory obligations. We are also focused on developing a skilled and adaptable workforce that can effectively harness the power of AI through upskilling and training that empowers employees to work collaboratively with AI systems, as well as hiring AI talent.

Ensuring integrity in how we manage data

We enhanced our Data Ethics Impact and Risk Assessment process to ensure we consistently enhance how we identify ethical data risks including impacts on clients, employees and our brand.

Protecting and safeguarding data

As part of our cyber security strategy, we continue to invest in robust security processes and solutions to enhance our cyber program and capabilities. We conduct rigorous monitoring of our systems and networks and empower CIBC employees to be cyber champions through awareness training to ensure the confidentiality, availability and integrity of client information. To validate our resilience and preparedness to combat security threats, we conduct thorough cyber testing and implement lessons learned into our program.

Creating access to opportunities

We partner to build equitable and resilient communities where ambitions are more attainable for all



$800M

in corporate giving, community sponsorships, and employee giving and fundraising over the next 10 years (2023–2032).[1]

Built on our long-standing history of supporting our communities, CIBC and the CIBC Foundation are committed to creating a world without limits to ambition.

CIBC partners with organizations such as Connected North and Indigenous Institutes Consortium (IIC), fostering student engagement and enhanced education outcomes in Indigenous communities.

Connected North provides live, interactive virtual learning experiences and access to educational resources for students and teachers to 150 schools in remote communities across Canada. The sessions include those in science, technology, engineering and math (STEM). The Connected North CIBC STEM Learning Fund was established so more science-based programming could be created, increasing access to education and skill development in underserved communities. In 2023, Connected North delivered 250 STEM sessions supporting nearly 5,000 interactions with First Nations, Métis and Inuit youth across Canada.

We have entered a multi-year partnership with IIC which represents seven Indigenous-owned post-secondary education and training institutions in Ontario. This new partnership will support access to education and employment opportunities of Indigenous learners at these institutions by offering 14 new scholarships per year for the next five years to Indigenous students.

CIBC is committed to helping make life easier and removing barriers to access for newcomers

Each year thousands of new residents arrive in Canada with a shared ambition of calling it home. To help newcomers succeed in Canada, we have developed products and services, tools and resources and engaged in partnerships to support newcomers on their journey towards full and active citizenship.

Building financial resilience

CIBC's newcomer banking bundle provides tailored financial solutions to help newcomers get setup quickly and easily and includes: free day-to-day banking for two years, no annual fee for two years on select CIBC credit cards, ease of applying for credit cards without being required to provide credit history, and a competitive referral program as well as cash offers.

We also provide personalized advice and online resources to help newcomers navigate getting settled into Canada and everyday living with the CIBC Smart Newcomer Hub and CIBC Smart Guide to Canada which is available online.

Facilitating economic inclusion

Through our partnerships with the Toronto Region Immigrant Employment Council (TRIEC) and TENT's LGBTQ+ Refugee Mentorship Program, CIBC helps newcomers navigate the job market and encourages them to explore hiring and mentorship opportunities across our Canadian operations.

Accelerating the integration to community

Executing against our vision to support newcomers, we recently partnered with the Institute of Canadian Citizenship (ICC), a national charity that supports newcomers on their journey towards full and active citizenship, championing newcomers to socially integrate and discover the best of Canada for free. ICC's digital app, Canoo, provides newcomers with free access to Canada's best cultural experiences and nature attractions. Canoo members will also have access to CIBC's financial tools, advice and resources.

(1) Includes donations from CIBC to the CIBC Foundation as well as donations from the CIBC Foundation funded from investment growth.

Accelerating climate action

We support solutions to address climate change, to help transition to a sustainable, low carbon future

Goal to mobilize

$300B

towards sustainable finance activities between 2018 and 2030.[1]

Achieving CIBC's collective sustainability ambitions requires system-wide change through collaboration and partnership. In addition to directly supporting our clients, CIBC is partnering within the broader ecosystem to mobilize capital, inform policy, enable technology and develop the next generation of energy transition leaders.

Supporting our clients' sustainability ambitions

We are helping our clients align their funding goals to their sustainability strategy through industry-leading advice and capital markets solutions like Hydro One Inc.'s inaugural offering of $1.05 billion medium term notes under Hydro One's new Sustainable Financing Framework (Framework) where CIBC acted as co-sustainability structuring agent and joint bookrunner representing the largest aggregate sustainable corporate bond issuance in Canada. The Framework allows Hydro One Limited and its subsidiaries to issue sustainable financing instruments towards green and social projects, which is a first for a utility company in Canada. Net proceeds under the Framework may be allocated towards clean energy, energy efficiency, clean transportation, biodiversity conservation, climate change adaptation, socio-economic advancement of Indigenous peoples and access to essential services.

Investing in climate technology

CIBC has committed to providing $100 million in limited partnership investments in climate technology and energy transition funds and is proud to have partnered with six funds that provide growth capital to emerging climate and energy transition technology companies to help the global community transition to the net-zero carbon economy.

Supporting research through strategic partnerships

As part of our focus on fostering the energy transition ecosystem, we are collaborating with academia to support innovation and progress towards a more sustainable future. Our partnerships include sustainable finance initiatives with McGill University and Schulich School of Business as well as the sponsorship of the University of Calgary's Energy Transition Centre supporting innovation-led clean energy development.

Developing market-based solutions

CIBC is collaborating with Export Development Canada (EDC) to expand sustainable finance solutions for Canadian businesses. The Sustainable Finance Guarantee (SFG) pilot program is a risk-sharing solution aimed at helping with lending activities that contribute to decarbonizing the economy and will provide up to $1 billion in financing over the next three years.

Our net-zero ambition

Our ambition is to achieve net-zero greenhouse gas (GHG) emissions from our operational and financing activities by 2050. We published our progress toward our 2030 targets for our oil and gas and power generation portfolios and will be setting additional interim targets for financed emissions in the coming year.




(1) Sustainable financing largely relates to client activities that support, but are not limited to, sectors such as renewable and emission-free energy, energy efficiency, sustainable infrastructure or technology, sustainable real estate, affordable housing and basic infrastructure, and products such as, sustainability linked and green financial products. The services offered by CIBC included in our sustainable finance commitment to support these client activities include loans and loan syndications, debt and equity underwritings, M&A advisory and principal investments. The affordable housing sector includes loans and investments that meet our obligations under the U.S. *Community Reinvestment Act*.

Client experience

As we bring our purpose to life for our clients by helping make their ambitions a reality, we're focused on continuing to enhance their experience with us. In 2023, we continued to listen and learn from client feedback, taking action to make it easier to bank with us, improving our digital client journeys, and deepening our relationships.

We created a more seamless experience for new clients: After welcoming more than two million new Costco Mastercard clients last year, we used feedback to further enhance our communication and onboarding process. That helped improve client satisfaction from these new clients and enables us to continue on our journey to build deeper relationships.

We made it easier for clients to self-serve: We continue to evolve and automate our digital capabilities. In 2023, we launched Digital Personal Identification Number (PIN) Reset, eliminating the need for a call to reset credit or debit card PINs. We also re-designed the Rewards Hub for our Aventura credit card, which makes it easier for our clients to track, manage, and redeem their rewards.

We delivered a modern banking experience: Our digital platforms are an area of strength and this year, we continued our positive trend by ranking #1 for the third time since 2020 (tied in 2023) in the J.D. Power Canada Banking Mobile App Satisfaction study. Building on this strength, we're investing strategically in our digital platforms to improve user experience based on feedback, and modernize the look and layout of our website and mobile app.

We helped make ambitions real with tailored financial planning and advice: Since launching CIBC GoalPlanner in 2020, more than 350,000 households have completed a personalized financial plan through our goal-setting platform with the help of a financial advisor. This year, we launched our new CIBC Smart Planner advice tool, empowering our clients to create their own personalized financial plans, now with more than 339,000 clients leveraging the tool to put plans in place. We continue to see higher satisfaction scores for clients leveraging both tools to plan for their ambitions.

❝

I thought I could handle anything until a health crisis changed everything. My advisor helped me rebuild my finances and discover new goals I could achieve."

Paula A.
CIBC client



❝

I wanted to open a family restaurant to bring our Caribbean recipes to Edmonton. With every obstacle, Michelle, my advisor was always there to coach and motivate me."

Jennifer R.
Sauce Caribbean, CIBC client



❝

Over the years, Richard, my advisor coached me and gave me the money education to support all my ambitions, both big and small."

Carol R.
CIBC client



Message from the President and Chief Executive Officer



Through proactive management in a more challenging environment, we generated positive operating leverage, protected net interest margin and strengthened our balance sheet throughout 2023, while continuing to pace our strategic investments to ensure our bank is well positioned for the future."

Victor G. Dodig
President and Chief Executive Officer

CIBC's proactive and prudent approach to executing on our client-focused strategy delivered another solid financial performance this year and demonstrated our bank's resiliency in a more fluid business environment.

Our purpose is to help make ambitions real, and in fast-changing times, that purpose becomes more relevant than ever. Following the economic disruption of the COVID-19 pandemic, our clients are experiencing the effects of one of the most rapid rate-tightening cycles in recent history as central banks combat inflation. Through it all, we continue to be there to support our clients. This means working with families to help them understand the impact of higher borrowing costs on household finances and long-term ambitions, including saving for a child's education, buying a home and retiring. It means helping businesses navigate a slower-growth environment by providing the ideas and solutions they need to move forward. And it means supporting our communities, where needs are greater than ever.

At CIBC, our team looks at today's economic conditions and understands what's possible beyond the current headlines. That's how our bank has always worked – acting to meet our clients' needs of today, but always with the long term in mind.

In keeping with that long-term focus, we made key strategic investments in recent years that have helped us not only weather the current economic shifts, but move our business forward.

From our brand to the breadth of our product offering, from technology to talent, these strategic investments have enabled us to drive higher revenue, deliver industry-leading growth in new clients, deepen relationships with existing clients and execute on our client-focused strategy – all with the goal of enhancing shareholder value. We have done this while maintaining an emphasis on stability, a strong balance sheet with growing capital reserves and high credit quality.

We entered 2023 taking clear, proactive actions to manage our business prudently while still making progress against our long-term objectives. Those actions proved to be timely given changes in the economy and were key to our ability to deliver solid financial performance.

We took action to make efficiency improvements in 2023 while continuing to invest in our bank. We also took a proactive approach to managing capital that led to a steady increase in our Common Equity Tier 1 ratio through the year. And, our robust and well-diversified balance sheet provided a solid foundation for our efforts to support our clients and attract new business.

The underlying strength of our business and our balance sheet was evident during the disruption in the banking sector globally this year, when our strong liquidity position and well-diversified business mix allowed us to navigate challenges in the market very effectively.

> **We took action to make efficiency improvements in 2023. We also took a proactive approach to managing capital that led to a steady increase in our CET1 ratio through the year."**

We ended 2023 even stronger than when we started, and we are well positioned to withstand any future economic headwinds while seizing opportunities to build on our solid financial results in 2024.

We will continue to focus our efforts on high-growth client segments where our relationship-oriented approach positions us to outperform our peers, including in the mass affluent and high-net-worth markets. We're also focused on areas where we have built-in advantages that we can leverage over time to contribute meaningfully to our financial performance. Our strong culture of connectivity differentiates us in the market and is helping to drive business across our bank, notably in commercial banking and capital markets on both sides of the border. Enabling our progress is a focus on simplifying our business through technology and process enhancements, delivering a better experience for our team and our clients.

2023 business performance

We delivered a solid financial performance for our stakeholders in 2023 in a more challenging operating environment. Our bank reported earnings of $5.0 billion or $5.16 per share, or on an adjusted basis[1] $6.5 billion or $6.72 per share. Revenue of $23.3 billion was up 7% from the prior year and adjusted pre-provision, pre-tax earnings[1] of $10.2 billion were up 8% from last year.

In 2023, regulatory capital requirements for all banks increased. We continued to build capital throughout the year, driven by internal capital generation and our dividend reinvestment plan. While issuing equity creates short-term pressure on return on equity and earnings per share, it also serves to provide a strong capital foundation that positions us well in a more fluid environment in the coming year.

Through proactive management in a more challenging environment, we generated positive operating leverage, protected net interest margin and strengthened our balance sheet throughout 2023, while continuing to pace our strategic investments to ensure our bank is well positioned for the future.

Our momentum is reflected in the performance of our strategic business units.

(1) Adjusted measures are non-GAAP measures. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the "Non-GAAP measures" section of the MD&A.

2023 revenue by business segment

$9.41B
Canadian Personal and
Business Banking



$5.40B
Canadian Commercial Banking
and Wealth Management



$2.69B
U.S. Commercial Banking
and Wealth Management



$5.49B
Capital Markets and
Direct Financial Services





2023 Annual Meeting of Shareholders.

A thriving consumer bank

In 2023, net new clients grew by over 650,000 across our CIBC and Simplii brands, notably from the newcomer and student segments of the population – a clear indicator of the strength of our brand and the momentum across our bank.

We're leveraging our CIBC Imperial Service offering to attract and retain clients in the mass affluent segment, where we have a significant growth opportunity to connect clients with more complex financial needs to an advisor to help them achieve their ambitions. This year we sharpened our focus on building this business through the introduction of a dedicated leadership structure.

Following the acquisition of the Costco credit card portfolio in Canada, we've continued our efforts to introduce more of these new clients to a deeper banking relationship with our bank – and we're achieving good early success. Over 90,000 Costco cardholders now have a broader banking relationship with CIBC, and over 10,000 of these clients now have an Imperial Service relationship.

Underpinning this progress, we continue to be leaders in the vital area of digital banking. We were again recognized with the top ranking in customer satisfaction for mobile banking apps in Canada from J.D. Power, important recognition given that over 94% of transactions are now conducted outside of our banking centres.

Deepening relationships in the private economy

CIBC has a long history of banking entrepreneurs and families across the private economy – a market segment where we continue to build a leadership position.

Our private-economy clients are taking a more conservative approach in the near term, which led to slower loan growth but robust deposit growth in 2023 across this market.

In Canadian Commercial Banking, we continued to deliver for our clients and recorded a third consecutive year of increasing net promotor scores. This is a testament to our team's capabilities, and to enhancements we've made to the client experience, such as introducing more digitization into documents to simplify processes.

Executive team



Victor G. Dodig
President and
Chief Executive Officer



Shawn Beber
Senior Executive
Vice-President and
Group Head, U.S.
Region; President and
CEO, CIBC Bank USA



Harry Culham
Senior Executive
Vice-President and
Group Head, Capital
Markets and Direct
Financial Services



Frank Guse
Senior Executive
Vice-President and
Chief Risk Officer



Jon Hountalas
Senior Executive
Vice-President and
Group Head, Canadian
Banking



Christina Kramer
Senior Executive
Vice-President
and Group Head,
Technology,
Infrastructure and
Innovation



Kikelomo Lawal
Executive Vice-President
and Chief Legal Officer



Hratch Panossian
Senior Executive
Vice-President and
Chief Financial Officer



Sandy Sharman
Senior Executive
Vice-President and
Group Head, People,
Culture and Brand

> **"**
>
> **On both sides of the border, we continue to be a leader in banking the innovation economy, and we've been there for our clients in changing market conditions."**

Our CIBC Wood Gundy offering ranked second amongst the Big 5 banks in the annual Investment Executive Brokerage Report Card's survey of advisors – a strong statement on the confidence of our team.

Our investments in technology are also delivering results. The launch of new customer relationship management (CRM) tools and our CIBC GoalPlanner platform into CIBC Wood Gundy are increasing engagement with clients, and contributed to positive fund flows this year.

In the U.S., we continue to deepen relationships in existing markets while expanding our footprint in some of the fastest-growing markets in the country. Our new flagship office in Palm Beach, Florida opened in the spring of 2023, and our San Francisco location is set to open in the first quarter of 2024.

We also expanded our deposit-taking capabilities with continued growth in our online CIBC Agility platform. And, through our investments in our CRM platforms, we are giving our team a broader view of client relationships across our bank to create more opportunities for referrals and a more connected approach to winning business.

On both sides of the border, we continue to be a leader in banking the innovation economy, and we've been there for our clients in changing market conditions. This market remains a priority as we see a long-term opportunity to support the vitally important technology ecosystem – one where we have clearly set ourselves apart with our superior offering and our focus on building relationships with innovative companies to help them grow and thrive.

Building on success in our differentiated capital markets platform

In 2023, we continued to leverage our differentiated capital markets platform to drive consistent growth.

Our traditional capital markets business performed well relative to peers in 2023. While equity capital raising activity remained slower than in recent years, our trading businesses delivered robust, risk-controlled growth against a backdrop of more volatile markets as we helped clients address their short- and long-term needs in a rising rate environment.

In line with our strategy, we continued to deliver double-digit revenue growth in the U.S., while furthering our connectivity

across the bank with our Direct Financial Services business to drive higher revenues and attract new clients in 2023. Through bringing our leading-edge foreign exchange and remittance capabilities to more clients and the continued growth of Simplii Financial including a refreshed brand presence, we delivered a 26% increase in Direct Financial Services revenue in 2023. Collectively, the strength of our core capital markets platform and the momentum we have in generating recurring revenues position us well in more fluid market conditions.

Enabling a more sustainable future

We are committed to a more equitable, sustainable future, and we're taking action to deliver on our ambition in this important area.

Our efforts on climate action are focused on supporting our clients as they transition to a low-carbon economy. Our net-zero ambition includes a commitment to mobilize $300 billion in sustainable finance activity between 2018 and 2030, and interim targets for emissions reductions in our oil and gas and power generation portfolios. In addition, we have committed to providing $100 million in limited partnership investments in climate technology and energy transition funds to enable the continued growth in this important part of the market.

We're also invested in economic inclusion. In 2023, the CIBC Foundation entered its second year, a visible symbol of purpose and our commitment to community. Our 10-year commitment of $800 million in corporate giving, community sponsorships, and employee giving and fundraising (Team CIBC) globally and one million volunteer hours by Team CIBC (Canada) supports economic empowerment for underserved communities. Through our funding of programs such as the YMCA Black Achievers Mentorship Program, Connected North's CIBC STEM Learning Fund and March of Dimes Inclusive Skills training, we are contributing to an inclusive economy, where those from underserved communities can realize their ambitions.

And we're committed to causes that matter to all of our stakeholders. The 32nd annual Canadian Cancer Society CIBC Run for the Cure had a tremendous turnout with over 50,000 participants and over $14 million raised this year. And on CIBC Miracle Day, we raised $6 million for children's charities. Both events are part of our bank's proud heritage of leadership in our communities.



Canadian Cancer Society CIBC Run for the Cure event, 2023.

Promoting an inclusive, connected team that lives our purpose every day

The foundation of our progress is our CIBC Team. We have an inclusive, connected culture, enabling our team to be at our collective best to help our clients realize their ambitions.

We're proud of our world-class employee engagement scores, which we track annually through our employee survey. We're also proud that others see the inclusive culture we've built. This year, CIBC was named the top company in Canada for gender equality by Equileap. We were also named one of Canada's best diversity employers by MediaCorp for the 13th consecutive year.

I see the impact of this culture first-hand as I travel to meet with clients, investors and all our stakeholders. I always look forward to the opportunity to spend time with our team, talk about our business and learn from our team members. I want to take this opportunity to thank them for all they do for CIBC and our clients.

Outlook for 2024

We've built our bank for the long term by investing strategically in areas that make us better, more resilient, even more client-friendly, and where we know we can lead.

As a result, we ended 2023 in a position of strength, and we look ahead with optimism to 2024. The economic backdrop will likely remain fluid and present new challenges in some areas of the economy. Our strength and stability will stand us in good stead, while our core businesses are well positioned for the future as we harvest the benefits of our strategic investments. We are focused on enhancing total shareholder return through strong relative performance in the market, and we are confident the momentum we've established in our core businesses, including robust client growth, positions us well to deliver for all of our stakeholders moving forward.

Since our founding more than a century and a half ago, we have a proven history of being there for our clients – when times are good, and when growth is slower. I am energized by the momentum we can see across our bank, and our team is motivated by the opportunities our clients are pursuing. We're more connected across our bank than ever so that we can bring the best of CIBC to our clients, and we're committed to honouring our history by helping them realize their ambitions – next year and beyond.

Victor G. Dodig
President and Chief Executive Officer



Message from the Chair of the Board

❝ Your Board provides oversight of the execution of CIBC's client-focused strategy, progress and performance, which are integral to delivering enduring value for all stakeholders."

Katharine B. Stevenson
Chair of the Board

Strong governance is your Board's top priority. Against a more challenging economic backdrop in 2023, your Board continued to take a long-term view of CIBC's progress against strategic objectives while keeping a sharp focus on short-term performance.

Clear consistent strategy

Consistent with the strategy presented at the bank's Investor Day in 2022, CIBC's leadership team has focused on realizing the benefits of key strategic investments, delivering clear momentum across the business, including in important areas such as attracting new clients and continued improvement in client experience scores, while managing expenses prudently. Your Board provides oversight of the execution of CIBC's client-focused strategy, progress and performance, which are integral to delivering enduring value for all stakeholders – clients, team members, communities and shareholders.

Strong focus on risk management

As a bank, strength and stability are foundational to our ongoing performance both in the short and long-term. To this end, a key performance success in 2023 was the further building of our bank's strong liquidity, capital position, and credit management execution. This was especially important in this uncertain macro-economic environment and was a key focus of your Board in engaging with management, our regulators, and shareholders to ensure CIBC is well positioned for 2024 and beyond.

Ongoing focus on talent and succession

Our strategy and risk focus is underpinned by our Board and Management's shared commitment to talent. Building bench strength is a process that never stops. Embedded into our approach is a strong focus on growing the capabilities needed for today and into the future. It also includes ongoing engagement with management to identify, develop and advance the next generation of leaders at CIBC. Succession planning at the leadership level has always been one of your Board's most important responsibilities, and receives a great deal of focus. Comprehensive talent planning is good governance and is in the best interests of our stakeholders.

Committed to our ESG framework

Stewardship of CIBC's progress on environmental, social and governance matters is also a key responsibility for your Board. CIBC accelerated its actions on climate with new disclosure in its latest

Climate Report, including reporting on progress towards CIBC's 2030 financed emissions targets. Your Board supports executive compensation, as well as compensation for most team members, being tied to both financial and ESG performance, including climate targets. At the Board level, updates on the global ESG environment are part of our ongoing director development program.

Building an inclusive team is important to Board effectiveness. Your 2023 Board, comprised of directors with diverse experience, backgrounds and geographical representation, remained gender-balanced for a third consecutive year, and includes directors who identify as people of colour and a member of the LGBTQ+ community.

We continue to evolve our Board to add experience and broaden our view in areas that align with CIBC's long-term objectives and its commitment to a more inclusive economy and sustainable future. Most recently, Mr. Mark Podlasly joined your Board. Mark is the Chief Sustainability Officer at the First Nations Major Projects Coalition and brings deep expertise in sustainability, economic development for Indigenous communities and the development of large capital projects to our Board. We will benefit from his perspective and depth of experience in these areas.

On behalf of CIBC's shareholders and fellow board members, I'd like to thank the directors who retired in 2023, Nicholas D. Le Pan and Jane L. Peverett. We sincerely appreciate their years of dedicated service to the Board and to CIBC.

2024 and beyond

As we look to the future, CIBC is well positioned to execute on its targeted and disciplined growth strategy. I would like to recognize and thank Victor Dodig, our President and CEO, and our entire CIBC team, for their continued prudent management of our bank through a more challenging economic environment. Our differentiated strategy and steady execution by the CIBC team has delivered growth in new clients, deeper relationships with existing clients, and a better client experience. We are confident that this positions our bank well for further shareholder value creation moving forward.

Katharine B. Stevenson

Katharine B. Stevenson
Chair of the Board

The Enhanced Disclosure Task Force (EDTF), established by the Financial Stability Board, released its report "Enhancing the Risk Disclosures of Banks" in 2012, which included thirty-two disclosure recommendations. The index below provides the listing of these disclosures, along with their locations. EDTF disclosures are located in our management's discussion and analysis, consolidated financial statements, and supplementary packages, which may be found on our website (www.cibc.com). No information on CIBC's website, including the supplementary packages, should be considered incorporated herein by reference.

Topics	Recommendations	Disclosures	Management's discussion and analysis	Consolidated financial statements	Pillar 3 Report and Supplementary regulatory capital disclosure
			Page references		
General	1	Index of risk information – current page			
	2	Risk terminology and measures	104–107		86–88
	3	Top and emerging risks	55–58		
	4	Key future regulatory ratio requirements	37, 39–41, 79, 80	171–172	14, 22
Risk governance, risk management and business model	5	Risk management structure	48, 49		
	6	Risk culture and appetite	47, 50–52		
	7	Risks arising from business activities	53, 58		
	8	Bank-wide stress testing	35–36, 54, 62, 68, 75, 77		
Capital adequacy and risk-weighted assets	9	Minimum capital requirements	35–37	171–172	
	10	Components of capital and reconciliation to the consolidated regulatory balance sheet	40		13–16
	11	Regulatory capital flow statement	41		17
	12	Capital management and planning	43–45	171–172	
	13	Business activities and risk-weighted assets	42–43, 58		5–6
	14	Risk-weighted assets and capital requirements	38, 42–43		5–6
	15	Credit risk by major portfolios	60–66		34–46
	16	Risk-weighted assets flow statement	42–43		5–6, 9
	17	Back-testing of models	54, 62, 73		84, 85
Liquidity	18	Liquid assets	78		
Funding	19	Encumbered assets	78		
	20	Contractual maturity of assets, liabilities and off-balance sheet instruments	82		
	21	Funding strategy and sources	81		
Market risk	22	Reconciliation of trading and non-trading portfolios to the consolidated balance sheet	72		
	23	Significant trading and non-trading market risk factors	72–76		
	24	Model assumptions, limitations and validation procedures	72–76		
	25	Stress testing and scenario analysis	35, 75		
Credit risk	26	Analysis of credit risk exposures	63–70	143–150, 190	10–11, 79–83
	27	Impaired loan and forbearance techniques	60, 68, 89	123–124	
	28	Reconciliation of impaired loans and the allowance for credit losses	68	144	
	29	Counterparty credit risk arising from derivatives	60, 64	160–161	83, 35 [1]
	30	Credit risk mitigation	60	160–161	26, 66, 83
Other risks	31	Other risks	83–87		
	32	Discussion of publicly known risk events	83	183	

(1) Included in supplementary financial information package.

Management's discussion and analysis

Management's discussion and analysis (MD&A) is provided to enable readers to assess CIBC's financial condition and results of operations as at and for the year ended October 31, 2023, compared with prior years. The MD&A should be read in conjunction with the audited consolidated financial statements. Unless otherwise indicated, all financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (IFRS or GAAP) and all amounts are expressed in Canadian dollars. Certain disclosures in the MD&A have been shaded as they form an integral part of the consolidated financial statements. The MD&A is current as of November 29, 2023. Additional information relating to CIBC, including the Annual Information Form, is available on SEDAR+ at www.sedarplus.ca and on the United States (U.S.) Securities and Exchange Commission's (SEC) website at www.sec.gov. No information on CIBC's website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used in the MD&A and the audited consolidated financial statements is provided on pages 101 to 107 of this Annual Report.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this Annual Report, in other filings with Canadian securities regulators or the SEC and in other communications. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the "Message from the President and Chief Executive Officer", "Overview – Performance against objectives", "Economic and market environment – Outlook for calendar year 2024", "Significant events", "Financial performance overview – Taxes", "Strategic business units overview – Canadian Personal and Business Banking", "Strategic business units overview – Canadian Commercial Banking and Wealth Management", "Strategic business units overview – U.S. Commercial Banking and Wealth Management", "Strategic business units overview – Capital Markets and Direct Financial Services", "Financial condition – Capital management", "Financial condition – Off-balance sheet arrangements", "Management of risk – Risk overview", "Management of risk – Top and emerging risks", "Management of risk – Credit risk", "Management of risk – Market risk", "Management of risk – Liquidity risk", "Accounting and control matters – Critical accounting policies and estimates", "Accounting and control matters – Accounting developments", "Accounting and control matters – Other regulatory developments" and "Accounting and control matters – Controls and procedures" sections of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets and sustainability commitments (including with respect to net-zero emissions and our environmental, social and governance (ESG) related activities), ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2024 and subsequent periods. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate", "forecast", "target", "predict", "commit", "ambition", "goal", "strive", "project", "objective" and other similar expressions or future or conditional verbs such as "will", "may", "should", "would" and "could". By their nature, these statements require us to make assumptions, including the economic assumptions set out in the "Economic and market environment – Outlook for calendar year 2024" section of this report, and are subject to inherent risks and uncertainties that may be general or specific. Given the continuing impact of high inflation, rising interest rates, ongoing adverse developments in the U.S. banking sector which adds pressure on liquidity and funding conditions for the financial industry, the impact of hybrid work arrangements and higher interest rates on the U.S. real estate sector, potential recession and the war in Ukraine and conflict in the Middle East on the global economy, financial markets, and our business, results of operations, reputation and financial condition, there is inherently more uncertainty associated with our assumptions as compared to prior periods. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: inflationary pressures; global supply-chain disruptions; geopolitical risk, including from the war in Ukraine and conflict in the Middle East, the occurrence, continuance or intensification of public health emergencies, such as the impact of post-pandemic hybrid work arrangements, and any related government policies and actions; credit, market, liquidity, strategic, insurance, operational, reputation, conduct and legal, regulatory and environmental risk; currency value and interest rate fluctuations, including as a result of market and oil price volatility; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision's global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; exposure to, and the resolution of, significant litigation or regulatory matters, our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters; the possible effect on our business of international conflicts, such as the war in Ukraine and conflict in the Middle East, and terrorism; natural disasters, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft or disclosure of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change including the use of data and artificial intelligence in our business; global capital market activity; changes in monetary and economic policy; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; climate change and other ESG related risks; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected benefits of an acquisition, merger or divestiture will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Any forward-looking statements contained in this report represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

Overview

CIBC is a leading and well-diversified North American financial institution committed to creating enduring value for all our stakeholders – our clients, team, communities and shareholders. We are guided by our purpose – to help make your ambition a reality, and we are activating our resources to create positive change and contribute to a more secure, equitable and sustainable future.

Across our bank and our businesses – Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets and Direct Financial Services – our 48,000 employees bring our purpose to life every day for our 14 million personal banking, business, public sector and institutional clients in Canada, the U.S. and around the world.

Our strategy

Throughout 2023, we continued to focus on executing against our ambition of building a modern, relationship-oriented bank that delivers superior client experience and top-tier shareholder returns while maintaining financial strength, risk discipline and advancing our purpose-driven culture. Going forward, we will drive long-term growth and build on our momentum through our client-focused strategy that includes four strategic priorities:

- Growing our mass affluent and private wealth franchise in Canada and the U.S.;
- Expanding our digital banking offering in Canada;
- Delivering connectivity and differentiation to commercial and capital markets clients; and
- Enabling, simplifying and protecting our bank.

Performance against objectives

CIBC reports a scorecard of financial measures that we use to evaluate and report on our progress to external stakeholders. These measures can be categorized into four key areas – earnings growth, operating leverage, shareholder profitability and return, and balance sheet strength. We have set through the cycle targets for each of these measures, which we currently define as three to five years, assuming a normal business environment and credit cycle. Our ability to achieve these objectives may be adversely affected by extraordinary developments and disruptions.

Fiscal 2023 was faced with economic challenges driven by geopolitical and persistent inflationary pressures that impacted our ability to achieve certain performance objectives. Specific challenges include higher provisions for credit losses related to the U.S. office real estate portfolio, credit normalization in other portfolios, and higher capital requirements.

Earnings growth

To assess our earnings growth, we monitor our earnings per share (EPS[1]). Our target of 7% to 10% growth reflects a simple average of annual adjusted[2] diluted EPS[1]. In 2023, against a backdrop of a challenging economic environment, our year-over-year reported and adjusted[2] diluted EPS[1] was down by 23% and 5%, respectively. Our 3-year compound annual growth rates (CAGR)[3] for reported and adjusted[2] diluted EPS[1] were 7.9% and 11.5%, respectively, and our 5-year CAGR[3] for reported and adjusted[2] diluted EPS[1] were (2.4)% and 1.9%, respectively.

Going forward, we will continue to target an adjusted[2] diluted EPS[1] CAGR of 7% to 10% through the cycle.



Operating leverage

Operating leverage, defined as the difference between the year-over-year percentage change in revenue and year-over-year percentage change in non-interest expenses, is a measure of the relative growth rates of revenue and expenses. In 2023, our reported and adjusted[2] operating leverage was (5.2)% and 1.2%, respectively, compared with (1.9)% and (1.9)%, respectively, in 2022. Our 3-year simple average reported and adjusted[2] operating leverage was (0.6)% and 0.0%, respectively, and our 5-year simple average reported and adjusted[2] operating leverage was (1.5)% and (0.1)%, respectively.

Going forward, we will continue to target positive adjusted[2] operating leverage through the cycle.



(1) On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC's issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.
(2) Adjusted measures are non-GAAP measures. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the "Non-GAAP measures" section.
(3) The 3-year compound annual growth rate (CAGR) is calculated from 2020 to 2023 and the 5-year CAGR is calculated from 2018 to 2023.

Shareholder profitability and return
We have three metrics to measure shareholder profitability and return:

1. Return on common shareholders' equity (ROE)

ROE, defined as the ratio of net income to average[2] common shareholders' equity, is a key measure of profitability. In 2023, our reported and adjusted[1] ROE were at 10.3% and 13.3%, respectively, compared with 14.0% and 14.7% in 2022, respectively, and below our through the cycle target of at least 16%. On a 3-year average basis, our reported and adjusted[1] ROE were 13.5% and 14.9%, respectively. On a 5-year average basis, our reported and adjusted[1] ROE were 13.0% and 14.4%, respectively.

Going forward, we will continue to target an adjusted[1] ROE of at least 16% through the cycle by 2025.

2. Dividend payout ratio

Dividend payout ratio is defined as the ratio of common share dividends paid as a percentage of net income after preferred share dividends, premiums on preferred share redemptions, and distributions on other equity instruments. Key criteria for considering dividend increases are our current level of payout relative to our target and our view on the sustainability of our current earnings level. In 2023, our reported and adjusted[1] dividend payout ratios were 66.6% and 51.2%, respectively, compared with 48.8% and 46.3% in 2022, respectively. On a 3-year average basis, our reported and adjusted[1] dividend payout ratios were 52.4% and 45.9%, respectively. On a 5-year average basis, our reported and adjusted[1] dividend payout ratios were 55.6% and 48.9%, respectively.

Going forward, we will continue to target an adjusted[1] dividend payout ratio of 40% to 50% through the cycle.

3. Total shareholder return (TSR)

TSR is the ultimate measure of shareholder value, and the output of delivering against the financial targets within our control. We have an objective to deliver a TSR that exceeds the industry average, which we have defined as the Standard & Poor's (S&P)/Toronto Stock Exchange (TSX) Composite Banks Index, over rolling three- and five-year periods. For the three years ended October 31, 2023, our TSR was 15.0% (2022: 28.5%), which was below the S&P/TSX Composite Banks Index of 36.2%. For the five years ended October 31, 2023, our TSR was 12.7% (2022: 40.2%), which was below the S&P/TSX Composite Banks Index return over the same period of 29.8%.

Balance sheet strength
Maintaining a strong balance sheet is foundational to our long-term success. Our goal is to maintain strong capital and liquidity positions. We look to constantly balance our objectives of holding a prudent amount of excess capital for unexpected events and environmental uncertainties, investing in our core businesses, growing through acquisitions and returning capital to our shareholders.

1. Common Equity Tier 1 (CET1) ratio

We actively manage our capital to maintain a strong and efficient capital base while supporting our business growth and returning capital to our shareholders. For the year ended October 31, 2023, our CET1[4] ratio was 12.4%, compared with 11.7% in 2022, well above the current regulatory requirement set by OSFI.

Going forward, we will continue to maintain a strong buffer to regulatory requirements.

2. Liquidity coverage ratio (LCR)

Our ability to meet our financial obligations is measured through the LCR ratio. It measures unencumbered high-quality liquid assets (HQLA) that can be converted into cash to meet liquidity needs in a 30-calendar-day liquidity stress scenario. The LCR standard requires that, absent a situation of financial stress, the value of the ratio be no lower than 100%.

For the quarter ended October 31, 2023, our three-month daily average LCR[4] was 135% compared to 129% for the same period last year.



Reported return on common shareholders' equity (%)
19: 14.5, 20: 10.0, 21: 16.1, 22: 14.0, 23: 10.3



Adjusted return on common shareholders' equity[1] (%)
19: 15.4, 20: 11.7, 21: 16.7, 22: 14.7, 23: 13.3



Reported dividend payout ratio[3] (%)
19: 49.9, 20: 70.7, 21: 41.8, 22: 48.8, 23: 66.6



Adjusted dividend payout ratio[1][3] (%)
19: 46.9, 20: 60.0, 21: 40.3, 22: 46.3, 23: 51.2



Rolling three-year TSR (%)
CIBC 15%
S&P/TSX Composite Index 32.5%
S&P/TSX Composite Banks Index 36.2%



Rolling five-year TSR (%)
CIBC 12.7%
S&P/TSX Composite Index 46.7%
S&P/TSX Composite Banks Index 29.8%



CET1 ratio[3] (%)
19: 11.6, 20: 12.1, 21: 12.4, 22: 11.7, 23: 12.4



Liquidity coverage ratio (%)
19: 125, 20: 145, 21: 127, 22: 129, 23: 135

(1) Adjusted measures are non-GAAP measures. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the "Non-GAAP measures" section.
(2) Average balances are calculated as a weighted average of daily closing balances.
(3) In response to the COVID-19 pandemic, effective March 2020, the Office of the Superintendent of Financial Institutions (OSFI) directed that all federally regulated financial institutions (FRFIs) halt share buybacks and dividend increases until further notice. The temporary measure was lifted effective November 4, 2021.
(4) Our capital ratios are calculated pursuant to OSFI's Capital Adequacy Requirements (CAR) Guideline and LCR is calculated pursuant to OSFI's Liquidity Adequacy Requirements (LAR) Guideline, which are both based on Basel Committee on Banking Supervision (BCBS) standards. The 2023 results reflect the impacts from the implementation of Basel III reforms that became effective as of February 1, 2023. For additional information, see the "Capital management" and "Liquidity risk" sections.

Financial highlights

As at or for the year ended October 31		2023	2022	2021	2020	2019
Financial results ($ millions)						
Net interest income	$	**12,825**	$ 12,641	$ 11,459	$ 11,044	$ 10,551
Non-interest income		**10,498**	9,192	8,556	7,697	8,060
Total revenue		**23,323**	21,833	20,015	18,741	18,611
Provision for credit losses		**2,010**	1,057	158	2,489	1,286
Non-interest expenses		**14,349**	12,803	11,535	11,362	10,856
Income before income taxes		**6,964**	7,973	8,322	4,890	6,469
Income taxes		**1,931**	1,730	1,876	1,098	1,348
Net income	$	**5,033**	$ 6,243	$ 6,446	$ 3,792	$ 5,121
Net income attributable to non-controlling interests		**38**	23	17	2	25
Preferred shareholders and other equity instrument holders		**267**	171	158	122	111
Common shareholders		**4,728**	6,049	6,271	3,668	4,985
Net income attributable to equity shareholders	$	**4,995**	$ 6,220	$ 6,429	$ 3,790	$ 5,096
Financial measures						
Reported efficiency ratio [1]		**61.5 %**	58.6 %	57.6 %	60.6 %	58.3 %
Reported operating leverage [1]		**(5.2)%**	(1.9)%	5.3 %	(4.0)%	(1.5)%
Loan loss ratio [2]		**0.30 %**	0.14 %	0.16 %	0.26 %	0.29 %
Reported return on common shareholders' equity [1]		**10.3 %**	14.0 %	16.1 %	10.0 %	14.5 %
Net interest margin [1]		**1.35 %**	1.40 %	1.42 %	1.50 %	1.65 %
Net interest margin on average interest-earning assets [1][3]		**1.49 %**	1.58 %	1.59 %	1.69 %	1.84 %
Return on average assets [1][3]		**0.53 %**	0.69 %	0.80 %	0.52 %	0.80 %
Return on average interest-earning assets [1][3]		**0.58 %**	0.78 %	0.89 %	0.58 %	0.89 %
Reported effective tax rate		**27.7 %**	21.7 %	22.5 %	22.5 %	20.8 %
Common share information						
Per share ($) [4] – basic earnings	$	**5.16**	$ 6.70	$ 6.98	$ 4.12	$ 5.61
– reported diluted earnings		**5.16**	6.68	6.96	4.11	5.60
– dividends		**3.440**	3.270	2.920	2.910	2.800
– book value [5]		**51.61**	49.95	45.83	42.03	39.94
Closing share price ($) [4]		**48.91**	61.87	75.09	49.69	56.16
Shares outstanding (thousands) [4] – weighted-average basic		**915,631**	903,312	897,906	890,870	888,648
– weighted-average diluted		**916,223**	905,684	900,365	892,042	890,915
– end of period		**931,099**	906,040	901,656	894,171	890,683
Market capitalization ($ millions)	$	**45,540**	$ 56,057	$ 67,701	$ 44,431	$ 50,016
Value measures						
Total shareholder return		**(15.85)%**	(13.56)%	58.03 %	(5.90)%	4.19 %
Dividend yield (based on closing share price)		**7.0 %**	5.3 %	3.9 %	5.9 %	5.0 %
Reported dividend payout ratio [1]		**66.6 %**	48.8 %	41.8 %	70.7 %	49.9 %
Market value to book value ratio		**0.95**	1.24	1.64	1.18	1.41
Selected financial measures – adjusted [6]						
Adjusted efficiency ratio [7]		**55.8 %**	56.4 %	55.4 %	55.8 %	55.5 %
Adjusted operating leverage [7]		**1.2 %**	(1.9)%	0.7 %	(0.6)%	0.2 %
Adjusted return on common shareholders' equity		**13.3 %**	14.7 %	16.7 %	11.7 %	15.4 %
Adjusted effective tax rate		**21.0 %**	21.9 %	22.7 %	21.8 %	20.6 %
Adjusted diluted earnings per share ($) [4]	$	**6.72**	$ 7.05	$ 7.23	$ 4.85	$ 5.96
Adjusted dividend payout ratio		**51.2 %**	46.3 %	40.3 %	60.0 %	46.9 %
On- and off-balance sheet information ($ millions)						
Cash, deposits with banks and securities	$	**267,066**	$ 239,740	$ 218,398	$ 211,564	$ 138,669
Loans and acceptances, net of allowance for credit losses		**540,153**	528,657	462,879	416,388	398,108
Total assets		**975,719**	943,597	837,683	769,551	651,604
Deposits		**723,376**	697,572	621,158	570,740	485,712
Common shareholders' equity [1]		**48,056**	45,258	41,323	37,579	35,569
Average assets [3]		**948,121**	900,213	809,621	735,492	639,716
Average interest-earning assets [1][3]		**861,136**	799,224	721,686	654,142	572,677
Average common shareholders' equity [1][3]		**46,130**	43,354	38,881	36,792	34,467
Assets under administration (AUA) [1][8][9]		**2,853,007**	2,854,828	2,963,221 [8]	2,364,005 [8]	2,423,240
Assets under management (AUM) [1][9]		**300,218**	291,513	316,834 [8]	261,037 [8]	249,596
Balance sheet quality (All-in basis) and liquidity measures [10]						
Risk-weighted assets (RWA) ($ millions)						
Total RWA	$	**326,120**	$ 315,634	$ 272,814	$ 254,871	$ 239,863
Capital ratios						
CET1 ratio [11]		**12.4 %**	11.7 %	12.4 %	12.1 %	11.6 %
Tier 1 capital ratio [11]		**13.9 %**	13.3 %	14.1 %	13.6 %	12.9 %
Total capital ratio [11]		**16.0 %**	15.3 %	16.2 %	16.1 %	15.0 %
Leverage ratio		**4.2 %**	4.4 %	4.7 %	4.7 %	4.3 %
LCR [12]		**135 %**	129 %	127 %	145 %	125 %
Net stable funding ratio (NSFR)		**118 %**	118 %	118 %	n/a	n/a
Other information						
Full-time equivalent employees		**48,074**	50,427	45,282	43,853	45,157

(1) For additional information on the composition, see the "Glossary" section.
(2) The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses.
(3) Average balances are calculated as a weighted average of daily closing balances.
(4) On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC's issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.
(5) Common shareholders' equity divided by the number of common shares issued and outstanding at end of period.
(6) Adjusted measures are non-GAAP measures. Adjusted measures are calculated in the same manner as reported measures, except that financial information included in the calculation of adjusted measures is adjusted to exclude the impact of items of note. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the "Non-GAAP measures" section.
(7) Calculated on a taxable equivalent basis (TEB).
(8) Includes the full contract amount of AUA or custody under a 50/50 joint venture between CIBC and The Bank of New York Mellon of $2,241.9 billion as at October 31, 2023 (2022: $2,258.1 billion).
(9) AUM amounts are included in the amounts reported under AUA.
(10) RWA and our capital ratios are calculated pursuant to OSFI's CAR Guideline, the leverage ratio is calculated pursuant to OSFI's Leverage Requirements Guideline, and LCR and NSFR are calculated pursuant to OSFI's LAR Guideline, all of which are based on BCBS standards. 2023 results reflect the impacts from the implementation of Basel III reforms that became effective as of February 1, 2023. For additional information, see the "Capital management" and "Liquidity risk" sections.
(11) Ratios for 2020, 2021 and 2022 reflect the expected credit loss (ECL) transitional arrangement announced by OSFI on March 27, 2020 in response to the onset of the COVID-19 pandemic. Effective November 1, 2022, the ECL transitional arrangement was no longer applicable.
(12) Average for the three months ended October 31 for each respective year.
n/a Not applicable.

Economic and market environment

Year in review – 2023

Canada's economy started strongly in 2023, but soon stalled as higher interest rates and a slowing global economy negatively impacted consumer spending and exports. Rapid population growth has supported consumer spending for essentials and demand for rental housing, however, discretionary purchases have started to weaken, particularly in per-capita terms. The unemployment rate, which briefly fell below 5% in 2022, is expected to climb to just under 6% by the end of the calendar year as employment increases have failed to keep up with the rapid growth of the labour force. While inflation has remained above the Bank of Canada's target, it has decelerated notably from the peaks seen in the prior year. On the household side, mortgage demand has been weak as a result of the higher interest rate environment, but the use of personal lines of credit and credit cards continued to rise after being drawn down during the pandemic. Deposits have continued to shift towards term deposits as interest rates have continued to climb. While the U.S. economy hasn't shown the same clear signs of deceleration as that of the Canadian economy, inflation has still decelerated markedly from its 2022 peaks as some of the supply chain pressures which were impacting the global economy have eased. Business loan demand has stagnated in 2023 in both Canada and the U.S. following a strong 2022.

Outlook for calendar year 2024

The generally weak global economic growth in 2023 has come in response to monetary policy tightening and below-normal growth could persist through the first half of 2024. The United Kingdom (U.K.) and some eurozone countries are likely to see recessions as higher interest rates hit a region already vulnerable due to the spillover from the war in Ukraine. China's economy has decelerated as it moved past one-time gains associated with the end of COVID-19 lockdowns. The global slowdown will result in most commodity prices at lower average levels for the remainder of calendar 2023 and into 2024 than persisted in 2022, although geopolitical risks to supply could bring upward pressure in some commodities. Supply chains should continue to see further improvement from the continued reduction in COVID-19 disruptions, and from the expected easing in global demand pressures.

In Canada, the Bank of Canada has increased the overnight rate to 5%, and the continued-high levels of core inflation mean that further increases are possible, albeit not in our base case assumption. Growth has already experienced a significant slowdown, and we expect that weakness in quarterly GDP growth will persist throughout the first half of 2024 as more households refinance mortgages at higher interest rates and cut back on discretionary purchases. Such an economic slowdown should, however, allow inflation to end next year close to its 2% target. For 2024 as a whole, we forecast growth of less than 1%, and now expect the unemployment rate to peak above 6%. However, if interest rates start to be gradually reduced before mid-year as we anticipate, growth should be stronger in the second half of 2024 and the unemployment rate should have started to move down again from that peak.

While the U.S. has been more resilient in the face of higher interest rates so far, we expect to see further evidence of slowing consumer spending in 2024. We also expect to see GDP growth of roughly 1% in the U.S. next year, with the unemployment rate expected to climb modestly over 4%, allowing wage inflation to continue to decelerate. There are still additional downside risks to the U.S. outlook associated with a potential tightening in lending activity owing to some regional banks facing challenges in retaining deposits, higher funding costs and mark-to-market (MTM) losses on their investment security portfolios.

A softer pace for economic growth is likely to have broad implications across many of our strategic business units (SBUs). Rising unemployment and the higher level for interest rates are likely to result in further moderate deterioration in business and household credit quality from very strong levels achieved in 2022. Further deterioration in credit quality in select portfolios, such as the U.S. office real estate market, could be more pronounced in response to worsening economic or market conditions. Deposit growth will be slow, as quantitative tightening will require bonds currently held by the central bank to be financed in the public markets, with higher rates resulting in greater growth in term deposits relative to short-term deposits. While we expect the rising interest rate environment to level off soon, we expect a modestly positive impact on the net interest margins for all our SBUs. However, the high interest rates may have implications for credit quality in 2024 as economic growth continues to slow in response to monetary tightening.

For Canadian Personal and Business Banking, mortgage growth is expected to remain soft, in line with weaker home sale volumes and average house prices tied to the increase in interest rates, through at least the first half of 2024. Although year-over-year non-mortgage consumer credit demand will be supported by population growth, lower inflation and weaker discretionary spending will contribute to slower growth in dollar terms. Business lending is expected to be broadly flat in the first half of 2024, before rising slightly as the economy improves towards year end.

Financial markets are starting to price in a new higher-for-longer interest rate environment, which could continue to bring volatility into the first half of 2024. Earnings growth for publicly traded entities could further decelerate in the first half of 2024, but Canadian and U.S. wealth management businesses should benefit as 2024 progresses and markets look ahead to better growth in the second half of 2024 and 2025.

Our Capital Markets and Direct Financial Services business is expected to continue to benefit as merger and acquisition activity continues to recover from the low levels in early 2023, while corporate bond issuance could pick up in 2024 if longer term rates ease. Loan growth in our Canadian commercial and corporate banking businesses is expected to decelerate further in early 2024 with softer economic growth and lower levels of residential construction, before improving in the second half of the year. Loan growth and deposit growth in our U.S. commercial banking business have slowed in recent quarters, but we expect growth in early calendar 2024, which will continue to improve throughout the year.

The economic outlook described above reflects numerous assumptions regarding the economic impact of high interest rates, the easing of inflationary pressures, the impact from events in the U.S. banking sector, as well as the global economic risks emanating from the war in Ukraine, conflict in the Middle East and the slowdown in the Chinese economy. As a result, actual experience may differ materially from expectations. The impact of geopolitical events and the slowdown in the Chinese economy on our risk environment, are discussed in the "Top and emerging risks" section. Changes in the level of economic uncertainty continue to impact key accounting estimates and assumptions, particularly the estimation of ECLs. See the "Accounting and control matters" section and Note 5 to our consolidated financial statements for further details.

Significant events

Settlement of Cerberus Litigation

On February 17, 2023, CIBC announced that we entered into an agreement with the special purpose vehicle controlled by Cerberus Capital Management L.P. ("Cerberus") that fully settled the lawsuit filed by Cerberus against CIBC, including the most recent judgment of the New York Court, as discussed in Note 22 to our consolidated financial statements. Pursuant to the settlement agreement, CIBC paid US$770 million ($1,055 million pre-tax or $762 million after-tax) to Cerberus in full satisfaction of the judgment, and both parties arranged for the immediate dismissal, with prejudice, of all claims, counterclaims and appeals relating to the litigation.

Sale of certain banking assets in the Caribbean

On October 12, 2021, FirstCaribbean International Bank Limited (CIBC FirstCaribbean) announced that it had entered into agreements to sell its banking assets in Aruba, St. Vincent, St. Kitts, Grenada and Dominica. The sales of banking assets in Aruba, St. Vincent and Grenada were completed in February 2022, March 2023 and July 2023, respectively. The proposed transactions in St. Kitts and Dominica did not proceed and CIBC FirstCaribbean ceased its operations in Dominica on January 31, 2023. The impacts of these transactions and closures were not material.

On October 31, 2023, CIBC FirstCaribbean announced that it had entered into an agreement to sell its banking assets in Curaçao and Sint Maarten. The transactions are subject to regulatory approvals and other closing conditions, which are expected to be finalized in fiscal 2024. The impacts upon closing are not expected to be material.

Financial performance overview

This section provides a review of our consolidated financial results for 2023. A review of our SBU results follows on pages 21 to 32. Refer to page 12 for a review of our financial performance for 2022.

2023 Financial results review

Reported net income for the year was $5,033 million, compared with $6,243 million in 2022.

Adjusted net income[1] for the year was $6,461 million, compared with $6,578 million in 2022.

Reported diluted EPS[2] for the year was $5.16, compared with $6.68 in 2022.

Adjusted diluted EPS[1][2] for the year was $6.72, compared with $7.05 in 2022.

2023

Net income was affected by the following items of note:

- $1,055 million ($762 million after-tax) increase in legal provisions (Corporate and Other);
- $545 million income tax charge related to the Canada Recovery Dividend (CRD) tax and the 1.5% tax rate increase from the 2022 Canadian Federal budget[3] (Corporate and Other);
- $121 million ($96 million after-tax) amortization and impairment of acquisition-related intangible assets ($20 million after-tax in Canadian Personal and Business Banking, $41 million after-tax in U.S. Commercial Banking and Wealth Management and $35 million after-tax in Corporate and Other); and
- $34 million ($25 million after-tax) commodity tax charge related to the retroactive impact of the 2023 Canadian Federal budget (Canadian Personal and Business Banking).

The above items of note decreased revenue by $34 million, increased non-interest expenses by $1,176 million and increased income taxes by $218 million. In aggregate, these items of note decreased net income by $1,428 million.

2022

Net income was affected by the following items of note:

- $181 million ($133 million after-tax) in acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans[4] associated with the acquisition of the Canadian Costco credit card portfolio (Canadian Personal and Business Banking);
- $136 million ($100 million after-tax) increase in legal provisions (Corporate and Other);
- $98 million ($75 million after-tax) amortization and impairment of acquisition-related intangible assets ($14 million after-tax in Canadian Personal and Business Banking, $50 million after-tax in U.S. Commercial Banking and Wealth Management and $11 million after-tax in Corporate and Other); and
- $37 million ($27 million after-tax) charge related to the consolidation of our real estate portfolio (Corporate and Other).

The above items of note increased revenue by $16 million, increased provision for credit losses by $94 million, increased non-interest expenses by $374 million and decreased income taxes by $117 million. In aggregate, these items of note decreased net income by $335 million.

(1) Adjusted measures are non-GAAP measures. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the "Non-GAAP measures" section.

(2) On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC's issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to the beginning of 2022.

(3) The income tax charge is comprised of $510 million for the present value of the estimated amount of the Canada Recovery Dividend (CRD) tax of $555 million, and a charge of $35 million related to the fiscal 2022 impact of the 1.5% increase in the tax rate applied to taxable income of certain bank and insurance entities in excess of $100 million for periods after April 2022. The discount of $45 million on the CRD tax accretes over the four-year payment period from initial recognition.

(4) Acquisition and integration costs are comprised of incremental costs incurred as part of planning for and executing the integration of the Canadian Costco credit card portfolio, including enabling franchising opportunities, the upgrade and conversion of systems and processes, project delivery, communication costs and client welcome bonuses. Purchase accounting adjustments include the accretion of the acquisition date fair value discount on the acquired Canadian Costco credit card receivables. Provision for credit losses for performing loans associated with the acquisition of the Canadian Costco credit card portfolio, included the stage 1 ECL allowance established immediately after the acquisition date and the impact of the migration of stage 1 accounts to stage 2 during the second quarter of 2022.

Net interest income and margin

$ millions, for the year ended October 31	2023	2022
Average interest-earning assets	$ 861,136	$ 799,224
Net interest income [1]	12,825	12,641
Net interest margin on average interest-earning assets	1.49 %	1.58 %

(1) Trading activities include those that meet the risk definition of trading for regulatory capital and trading market risk management purposes. Starting in the first quarter of 2023, trading activities also include certain fixed income financing activities. The risk definition of trading for regulatory capital and trading market risk management is based on OSFI-defined trading book criteria set out in OSFI's CAR Guideline. Trading activities and related risk management strategies can periodically shift trading income between net interest income and non-interest income. Therefore, we view total trading income as the most appropriate measure of trading performance.

Net interest income was up $184 million or 1% from 2022, primarily due to volume growth across most of our businesses and the impact of foreign exchange translation, partially offset by lower net interest margin.

Net interest margin on average interest-earning assets was down 9 basis points from 2022, primarily due to lower trading net interest income. Net interest margin on average interest-earning assets excluding trading benefitted from higher deposit margins, partially offset by lower loan margins.

Additional information on net interest income and margin is provided in the "Supplementary annual financial information" section and in the "Strategic business units overview" section.

Non-interest income[1]

$ millions, for the year ended October 31		2023		2022
Underwriting and advisory fees	$	519	$	557
Deposit and payment fees		924		880
Credit fees		1,385		1,286
Card fees		379		437
Investment management and custodial fees [2][3]		1,768		1,760
Mutual fund fees [3]		1,743		1,776
Insurance fees, net of claims		338		351
Commissions on securities transactions		338		378
Gains (losses) from financial instruments measured/designated at fair value through profit or loss (FVTPL), net [4]		2,346		1,172
Gains (losses) from debt securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, net		83		35
Foreign exchange other than trading		360		242
Income from equity-accounted associates and joint ventures [2]		30		47
Other		285		271
	$	10,498	$	9,192

(1) Trading activities include those that meet the risk definition of trading for regulatory capital and trading market risk management purposes. Starting in the first quarter of 2023, trading activities also include certain fixed income financing activities. The risk definition of trading for regulatory capital and trading market risk management is based on OSFI-defined trading book criteria set out in OSFI's CAR Guideline. Trading activities and related risk management strategies can periodically shift trading income between net interest income and non-interest income. Therefore, we view total trading income as the most appropriate measure of trading performance.
(2) Custodial fees directly recognized by CIBC are included in Investment management and custodial fees. Our proportionate share of the custodial fees from the joint ventures which CIBC has with The Bank of New York Mellon are included within Income from equity-accounted associates and joint ventures.
(3) Investment management fees and mutual fund fees are driven by various factors, including the amount of AUM. Investment management fees in our asset management and private wealth management businesses are generally driven by the amount of AUM, while investment management fees in our retail brokerage business are driven by a combination of the amount of AUA and, to a lesser extent, other factors not directly related to the amount of AUA (e.g., flat fees on a per account basis).
(4) Includes $64 million of gains (2022: $44 million of gains) relating to non-trading financial instruments measured/designated at FVTPL.

Non-interest income was up $1,306 million or 14% from 2022.

Underwriting and advisory fees were down $38 million or 7%, primarily due to lower equity and debt issuance revenue.

Deposit and payment fees were up $44 million or 5%, primarily due to higher everyday banking fees in Canadian Personal and Business Banking.

Credit fees were up $99 million or 8%, primarily due to growth in corporate and commercial lending.

Card fees were down $58 million or 13%, primarily due to the additional commodity tax charges related to the 2023 Canadian Federal budget, including the retroactive impact shown as an item of note.

Gains (losses) from financial instruments measured/designated at FVTPL, net were up $1,174 million or 100%, primarily due to higher trading income, including from the impact of increases in interest rates on derivatives that are economically hedging interest on trading securities included in net interest income.

Gains (losses) from debt securities measured at FVOCI and amortized cost, net were up $48 million or 137%, primarily due to higher net realized gains from dispositions of FVOCI debt securities.

Foreign exchange other than trading was up $118 million or 49%, primarily due to normal course Treasury activities.

Trading revenue (TEB)[1][2]

$ millions, for the year ended October 31		2023		2022
Trading revenue consists of:				
Net interest income [1]	$	(53)	$	875
Non-interest income [3]		2,282		1,128
	$	2,229	$	2,003
Trading revenue by product line:				
Interest rates	$	469	$	335
Foreign exchange		927		899
Equities [1]		626		611
Commodities		197		144
Other		10		14
	$	2,229	$	2,003

(1) Includes a TEB adjustment of $254 million (2022: $211 million) reported within Capital Markets and Direct Financial Services. See the "Strategic business units overview" section and Note 30 to our consolidated financial statements for further details.
(2) Trading activities include those that meet the risk definition of trading for regulatory capital and trading market risk management purposes. Starting in the first quarter of 2023, trading activities also include certain fixed income financing activities. The risk definition of trading for regulatory capital and trading market risk management is based on OSFI-defined trading book criteria set out in OSFI's CAR Guideline.
(3) Reported as part of the Gains (losses) from financial instruments measured/designated at FVTPL in the consolidated statement of income, which consist of a gain of $2,282 million (2022: $1,128 million) related to trading financial instruments measured/designated at FVTPL and a gain of $64 million (2022: $44 million) relating to non-trading financial instruments measured/designated at FVTPL.

Trading revenue was up $226 million or 11% from 2022, primarily due to higher interest rates, commodities and foreign exchange trading revenue.

Trading revenue comprises net interest income and non-interest income. Net interest income arises from interest and dividends relating to financial assets and liabilities associated with trading activities, other than derivatives, net of interest expense and interest income associated with funding these assets and liabilities. Non-interest income includes realized and unrealized gains and losses on securities mandatorily measured at FVTPL and income relating to changes in fair value of derivative financial instruments. Trading revenue excludes underwriting fees and commissions on securities transactions, which are shown separately in the consolidated statement of income. Trading activities and related risk management strategies can periodically shift income between net interest income and non-interest income. Therefore, we view total trading revenue as the most appropriate measure of trading performance.

Provision for credit losses

$ millions, for the year ended October 31	2023	2022
Provision for (reversal of) credit losses – impaired		
Canadian Personal and Business Banking	$ **922**	$ 534
Canadian Commercial Banking and Wealth Management	**108**	22
U.S. Commercial Banking and Wealth Management	**520**	113
Capital Markets and Direct Financial Services	**4**	(31)
Corporate and Other	**40**	59
	1,594	697
Provision for (reversal of) credit losses – performing		
Canadian Personal and Business Banking	**64**	342
Canadian Commercial Banking and Wealth Management	**35**	1
U.S. Commercial Banking and Wealth Management	**330**	105
Capital Markets and Direct Financial Services	**15**	(31)
Corporate and Other	**(28)**	(57)
	416	360
	$ **2,010**	$ 1,057

Provision for credit losses was up $953 million or 90% from 2022. Provision for credit losses on performing loans was up largely due to unfavourable credit migration across all SBUs, partially offset by a less unfavourable change in our economic outlook in 2023. Provision for credit losses on impaired loans was up largely due to higher provisions in U.S. Commercial Banking and Wealth Management, and higher write-offs in Canadian Personal and Business Banking.

For further details regarding provision for credit losses in our SBUs, refer to the "Strategic business units overview" section.

Non-interest expenses

$ millions, for the year ended October 31	2023	2022
Employee compensation and benefits		
Salaries [1]	$ **4,168**	$ 3,770
Performance-based compensation	**2,513**	2,460
Benefits	**869**	927
	7,550	7,157
Occupancy costs [2]	**823**	853
Computer, software and office equipment	**2,467**	2,297
Communications	**364**	352
Advertising and business development	**304**	334
Professional fees	**245**	313
Business and capital taxes	**124**	123
Other	**2,472**	1,374
	$ **14,349**	$ 12,803

(1) Includes termination benefits.
(2) Includes nil (2022: $37 million), related to the consolidation of our real estate portfolio, shown as items of note.

Non-interest expenses were up $1,546 million or 12% from 2022.

Employee compensation and benefits were up $393 million or 5%, primarily due to higher employee-related compensation. Higher employee termination costs were largely offset by a pension plan amendment gain.

Computer, software and office equipment were up $170 million or 7%, primarily due to higher spending on strategic initiatives.

Professional fees were down $68 million or 22%, primarily due to lower consulting expenses associated with strategic initiatives in support of growth in our commercial banking platform and infrastructure build in our U.S. franchise.

Other expenses were up $1,098 million or 80%, as the current year included an increase in legal provisions, including those shown as an item of note.

Taxes

$ millions, for the year ended October 31	2023	2022
Income taxes	$ **1,931**	$ 1,730
Indirect taxes [1]		
Goods and Services Tax (GST), Harmonized Sales Tax (HST) and sales taxes	**484**	471
Payroll taxes	**387**	368
Capital taxes	**81**	84
Property and business taxes	**78**	73
Total indirect taxes	**1,030**	996
Total taxes	$ **2,961**	$ 2,726
Reported effective tax rate	**27.7 %**	21.7 %
Total taxes as a percentage of net income before deduction of total taxes	**37.0 %**	30.4 %

(1) Certain amounts are based on a paid or payable basis and do not factor in capitalization and subsequent amortization.

Total income and indirect taxes were up $235 million from 2022.

Income tax expense was $1,931 million, up $201 million from 2022. This was due to the CRD tax and the retroactive impact of the 1.5% tax rate increase recognized in the current year, partially offset by the impact of lower income taxes due to earnings mix in the current year.

Indirect taxes were up $34 million from 2022, due to increases in both sales taxes and payroll taxes. Sales taxes increased by $13 million from 2022, primarily due to increases in certain sales tax amounts in respect of our foreign operations. Payroll taxes were up $19 million from 2022, primarily due to increases in statutory pension and unemployment insurance contributions driven by higher employee-related compensation. Indirect taxes are included in non-interest expenses.

Canadian tax proposals

The Canadian federal government has released tax proposals that would impact CIBC if enacted. The 2023 Canadian Federal budget included a proposal to deny the deduction of dividends received by financial institutions on Canadian shares held as mark-to-market property. Draft legislation released on August 4, 2023 included a 2% buy back tax as well as a 15% global minimum tax further to the Organisation for Economic Co-operation and Development's (OECD) two-pillar plan (OECD Pillar Two). The budget proposal in respect of dividends was not included in the legislative release. The 2023 Fall Economic Statement, released on November 21, 2023, included a proposal to exclude taxable preferred shares from the application of the proposed dividend denial measure. A Notice of Ways and Means Motion to introduce a bill to implement certain measures from the 2023 Budget and the 2023 Fall Economic Statement, was released and tabled in Parliament on November 28, 2023, which included the Budget 2023 Dividend Proposal.

Foreign exchange

The estimated impact of U.S. dollar translation on key lines of our consolidated statement of income, as a result of changes in average exchange rates, is as follows:

$ millions, for the year ended October 31	2023 vs. 2022	2022 vs. 2021
Estimated increase in:		
Total revenue	$ 225	$ 143
Provision for credit losses	37	6
Non-interest expenses	158	65
Income taxes	18	10
Net income	12	62
Impact on EPS [1]:		
Basic	$ 0.01	$ 0.07
Diluted	0.01	0.07
Average USD appreciation relative to CAD	4.5 %	2.9 %

(1) On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC's issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

Fourth quarter review

$ millions, except per share amounts, for the three months ended	2023				2022			
	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31
Revenue								
Canadian Personal and Business Banking	$ 2,455	$ 2,412	$ 2,280	$ 2,260	$ 2,262	$ 2,321	$ 2,143	$ 2,183
Canadian Commercial Banking and Wealth Management	1,366	1,350	1,336	1,351	1,316	1,338	1,303	1,297
U.S. Commercial Banking and Wealth Management	672	666	648	706	653	604	591	609
Capital Markets and Direct Financial Services [1]	1,290	1,355	1,362	1,481	1,182	1,199	1,316	1,304
Corporate and Other [1]	61	67	76	129	(25)	109	23	105
Total revenue	$ 5,844	$ 5,850	$ 5,702	$ 5,927	$ 5,388	$ 5,571	$ 5,376	$ 5,498
Net interest income	$ 3,197	$ 3,236	$ 3,187	$ 3,205	$ 3,185	$ 3,236	$ 3,088	$ 3,132
Non-interest income	2,647	2,614	2,515	2,722	2,203	2,335	2,288	2,366
Total revenue	5,844	5,850	5,702	5,927	5,388	5,571	5,376	5,498
Provision for credit losses	541	736	438	295	436	243	303	75
Non-interest expenses	3,440	3,307	3,140	4,462	3,483	3,183	3,114	3,023
Income before income taxes	1,863	1,807	2,124	1,170	1,469	2,145	1,959	2,400
Income taxes	380	377	436	738	284	479	436	531
Net income	$ 1,483	$ 1,430	$ 1,688	$ 432	$ 1,185	$ 1,666	$ 1,523	$ 1,869
Net income attributable to:								
Non-controlling interests	$ 8	$ 10	$ 11	$ 9	$ 7	$ 6	$ 5	$ 5
Equity shareholders	1,475	1,420	1,677	423	1,178	1,660	1,518	1,864
EPS – basic [2]	$ 1.53	$ 1.47	$ 1.77	$ 0.39	$ 1.26	$ 1.79	$ 1.63	$ 2.02
– diluted [2]	1.53	1.47	1.76	0.39	1.26	1.78	1.62	2.01

(1) Capital Markets and Direct Financial Services revenue and income taxes are reported on a TEB with an equivalent offset in the revenue and income taxes of Corporate and Other.

(2) On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC's issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to the beginning of 2022.

Compared with Q4/22

Net income for the quarter was $1,483 million, up $298 million or 25% from the fourth quarter of 2022.

Net interest income was up $12 million, primarily due to higher net interest margin and volume growth across most of our businesses, partially offset by lower trading net interest income.

Non-interest income was up $444 million or 20%, primarily due to higher trading non-interest income, higher gains from foreign exchange other than trading and higher credit fees.

Provision for credit losses was up $105 million or 24% from the same quarter last year. Provision for credit losses on performing loans was down $154 million, largely due to a more unfavourable change in our economic outlook in the same quarter last year. Provision for credit losses on impaired loans was up $259 million, mainly attributable to Canadian Personal and Business Banking, and U.S. Commercial Banking and Wealth Management.

Non-interest expenses were down $43 million or 1%, as the prior period included higher spending on strategic initiatives, including from the acquisition of the Canadian Costco credit card portfolio.

Income tax expense was up $96 million or 34%, primarily due to higher income.

Compared with Q3/23

Net income for the quarter was up $53 million or 4% from the prior quarter.

Net interest income was down $39 million or 1%, primarily due to lower trading net interest income, partially offset by higher net interest margin and volume growth across most of our businesses.

Non-interest income was up $33 million or 1%, primarily due to higher trading non-interest income, higher card fees, partially offset by lower credit fees and lower net gains from our investment portfolios.

Provision for credit losses was down $195 million or 26% from the prior quarter. Provision for credit losses on performing loans was down $195 million, primarily due to a more unfavourable change in our economic outlook in the prior quarter. Provision for credit losses on impaired loans was comparable with the prior quarter.

Non-interest expenses were up $133 million or 4%, primarily due to higher spending on strategic initiatives, the impairment of our brand intangible asset related to CIBC FirstCaribbean, and an increase in legal provisions.

Income tax expense was up $3 million or 1%, primarily due to higher income.

Quarterly trend analysis

Our quarterly results are modestly affected by seasonal factors. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) typically experience lower levels of market activity, which affects our brokerage, investment management, and capital markets activities.

Revenue

Revenue in our lending and deposit-taking businesses is generally driven by volume growth, fees related to client transaction activity and the interest rate environment. Our wealth management businesses are driven by net sales activity impacting AUA and AUM, the level of client investment activity and market conditions. Capital markets revenue is also influenced, to a large extent, by market conditions affecting client trading, underwriting and advisory activity.

Canadian Personal and Business Banking has benefitted from loan and deposit growth through the last eight quarters driven by organic client growth, franchising our client base, and the completion of the acquisition of the Canadian Costco credit card portfolio in the second quarter of 2022. In more recent periods, the rising rate environment has contributed to slower growth in loans and deposits and improved net interest margin, through wider deposit margins, partially offset by compressed loan margins.

Canadian Commercial Banking and Wealth Management revenue has benefitted from commercial banking volume growth, offset by market-related headwinds in wealth management. In commercial banking, revenue growth was driven by robust client demand that has tempered in recent quarters and from an increase in interest rates. In wealth management, AUA and AUM growth and associated fee income has been impacted by volatility in equity markets along with the impact of macro environmental factors.

U.S. Commercial Banking and Wealth Management has benefitted from increased loan volumes, net flows and fee income. This is offset by market-related headwinds in wealth management due to market volatility, and the recent slowing in loan growth and deposit decreases.

Capital Markets and Direct Financial Services had lower trading revenue in the third and fourth quarters of 2022 and 2023. The first quarter of 2023 had higher trading revenue driven by robust market conditions and strong client activity.

Corporate and Other included the impact of an increase in funding costs starting in the second quarter of 2022 from an increase in credit spreads. Rising interest rates since the second quarter of 2022 have resulted in higher margins in International banking.

Provision for credit losses

Provision for credit losses is dependent upon the credit cycle, on the credit performance of the loan portfolios, and changes in our economic outlook. We continue to operate in an uncertain macroeconomic environment due to concerns related to higher levels of interest rates and inflation, geopolitical events and slower economic growth. There is considerable judgment involved in the estimation of expected credit losses in the current environment.

The first quarter of 2022 reflected a moderate improvement in economic conditions as well as our economic outlook. Faster than expected pace of interest rate increases, along with rising inflation, continued supply chain disruption and the increase in global geopolitical concerns, impacted our provision for credit losses on performing loans in the second, third and fourth quarters of 2022, and the third and fourth quarters of 2023. Unfavourable credit migration also impacted our provision for credit losses on performing loans in the first, second and third quarters of 2023. An unfavourable outlook for the U.S. real estate and construction sector contributed to an increase in provision for credit losses on performing loans in the second, third and fourth quarters of 2023.

In Canadian Personal and Business Banking, lower insolvencies and write-offs in credit cards relative to pre-pandemic levels impacted the first and second quarters of 2022. The decrease in insolvencies was in line with the national Canadian trend and the decrease in write-offs was a benefit from the household savings that built up during the pandemic. Commencing in the second quarter of 2022, our loan losses included write-offs from the seasoning of the acquired Canadian Costco credit card portfolio. Starting from the third quarter of 2022, consumer write-offs have trended higher.

In Canadian Commercial Banking and Wealth Management, we have seen higher provisions on impaired loans in fiscal 2023.

In U.S. Commercial Banking and Wealth Management, the first, second and fourth quarters of 2022, and all quarters of 2023 included higher provisions on impaired loans. The increased provision in the second, third and fourth quarters of 2023 was mainly attributable to the real estate and construction sector.

In Capital Markets and Direct Financial Services, impaired loan losses have continued to remain low.

In Corporate and Other, provisions for impaired loans have remained relatively stable. The fourth quarter of 2023 included a provision reversal.

Non-interest expenses

Non-interest expenses have fluctuated over the period largely due to changes in employee compensation expenses, investments in strategic initiatives and movement in foreign exchange rates. The second and fourth quarters of 2022, and the first quarter of 2023 included increases in legal provisions in Corporate and Other, all shown as items of note. The second quarter of 2023 included a decrease in legal provisions, shown as an item of note. The fourth quarter of 2022 included charges related to the consolidation of our real estate portfolio as a result of our move to our new global headquarters, both shown as items of note.

Income taxes

Income taxes vary with changes in taxable income in the jurisdictions in which the income is earned. The first quarter of 2023 included an income tax charge taken to recognize the CRD tax and the retroactive impact of the 1.5% tax rate increase, which was shown as an item of note.

Review of 2022 financial performance

$ millions, for the year ended October 31		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets and Direct Financial Services [1]	Corporate and Other [1]	CIBC Total
2022	Net interest income	$ 6,657	$ 1,672	$ 1,655	$ 2,814	$ (157)	$ 12,641
	Non-interest income	2,252	3,582	802	2,187	369	9,192
	Total revenue	8,909	5,254	2,457	5,001	212	21,833
	Provision for (reversal of) credit losses	876	23	218	(62)	2	1,057
	Non-interest expenses	4,975	2,656	1,328	2,437	1,407	12,803
	Income (loss) before income taxes	3,058	2,575	911	2,626	(1,197)	7,973
	Income taxes	809	680	151	718	(628)	1,730
	Net income (loss)	$ 2,249	$ 1,895	$ 760	$ 1,908	$ (569)	$ 6,243
	Net income (loss) attributable to:						
	Non-controlling interests	$ –	$ –	$ –	$ –	$ 23	$ 23
	Equity shareholders	2,249	1,895	760	1,908	(592)	6,220
2021	Net interest income	$ 5,954	$ 1,291	$ 1,449	$ 2,701	$ 64	$ 11,459
	Non-interest income	2,196	3,379	745	1,819	417	8,556
	Total revenue	8,150	4,670	2,194	4,520	481	20,015
	Provision for (reversal of) credit losses	350	(39)	(75)	(100)	22	158
	Non-interest expenses	4,414	2,443	1,121	2,117	1,440	11,535
	Income (loss) before income taxes	3,386	2,266	1,148	2,503	(981)	8,322
	Income taxes	892	601	222	646	(485)	1,876
	Net income (loss)	$ 2,494	$ 1,665	$ 926	$ 1,857	$ (496)	$ 6,446
	Net income (loss) attributable to:						
	Non-controlling interests	$ –	$ –	$ –	$ –	$ 17	$ 17
	Equity shareholders	2,494	1,665	926	1,857	(513)	6,429

(1) Capital Markets and Direct Financial Services revenue and income taxes are reported on a TEB with an equivalent offset in the revenue and income taxes of Corporate and Other.

The following discussion provides a comparison of our results of operations for the years ended October 31, 2022 and 2021.

Overview

Net income for 2022 was $6,243 million, compared with $6,446 million in 2021. The decrease in net income of $203 million was due to higher non-interest expenses and a higher provision for credit losses, partially offset by higher revenue.

Consolidated CIBC

Net interest income

Net interest income was up $1,182 million or 10% from 2021, primarily due to volume growth across our businesses, partially offset by lower trading income.

Non-interest income

Non-interest income was up $636 million or 7% from 2021, primarily due to higher trading revenue, higher fee-based revenue driven by higher average AUA and AUM in our wealth management businesses, growth in fees related to commercial borrowing, and higher fees in Canadian Personal and Business Banking, partially offset by lower equity and debt issuance revenue and lower net realized gains from dispositions of FVOCI debt securities.

Provision for credit losses

Provision for credit losses was up $899 million or 569% from 2021, as provisions for performing loans in 2022 reflected an unfavourable change in our economic outlook, while 2021 benefitted from a favourable change in our economic outlook driven by the recovery from the COVID-19 pandemic.

Non-interest expenses

Non-interest expenses were up $1,268 million or 11% from 2021, primarily due to higher employee-related and performance-based compensation, higher spending on strategic initiatives, an increase in legal provisions and costs associated with the acquisition of the Canadian Costco credit card portfolio in 2022, both shown as items of note.

Income taxes

Income tax expense was down $146 million or 8% from 2021, primarily due to lower income and also an increase in the relative proportion of income subject to lower rates of income tax.

Revenue by segment

Canadian Personal and Business Banking

Revenue was up $759 million or 9% from 2021, primarily due to volume growth, including from the acquisition of the Canadian Costco credit card portfolio, and higher fee income.

Canadian Commercial Banking and Wealth Management

Revenue was up $584 million or 13% from 2021. Commercial banking revenue was up $451 million or 25%, primarily due to higher net interest income from loan and deposit growth, higher deposit spreads that benefitted from the rising interest rate environment, and higher fees. Wealth management revenue was up $133 million or 5%, primarily due to higher fee-based revenue driven by higher average AUA and AUM reflecting market appreciation and the impact of net sales, and higher net interest income, mainly from deposits, partially offset by lower commission revenue from decreased client activity.

U.S. Commercial Banking and Wealth Management

Revenue was up $263 million or 12% from 2021. Commercial banking revenue was up $169 million or 12%, primarily due to higher net interest income from loan growth, higher fees from loan syndication, and the impact of foreign exchange translation, partially offset by lower loan margins. Wealth management revenue was up $94 million or 13%, primarily due to higher net interest income from deposit growth, higher deposit margins, the impact of foreign exchange translation, and higher fee-based revenue driven by higher average AUA and AUM balances and net sales.

Capital Markets and Direct Financial Services

Revenue was up $481 million or 11% from 2021. Global markets revenue was up $246 million or 12%, primarily due to higher foreign exchange, global collateral finance and equity derivatives trading revenue, partially offset by lower commodities trading revenue. Corporate and investment banking revenue was up $84 million or 5%, primarily due to higher corporate banking and advisory revenue, and higher gains from our investment portfolios, partially offset by lower equity and debt underwriting activity. Direct financial services revenue was up $151 million or 18%, primarily due to higher revenue from Simplii Financial, and higher volumes and growth in our foreign exchange and payments business, partially offset by lower trading volumes in direct investing.

Corporate and Other

Revenue was down $269 million or 56% from 2021. International banking revenue was up $91 million, primarily due to the impact of foreign exchange translation, higher net product spreads that benefitted from the rising interest rate environment, and higher fee-based revenue in International banking. Other revenue was down $360 million, primarily due to lower treasury revenue related to an increase in funding costs from higher credit and liquidity spreads.

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines as described below. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures, which include non-GAAP financial measures and non-GAAP ratios as defined in National Instrument 52-112 "Non-GAAP and Other Financial Measures Disclosure", useful in understanding how management views underlying business performance.

Adjusted measures

Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted measures, which include adjusted total revenue, adjusted provision for credit losses, adjusted non-interest expenses, adjusted income before income taxes, adjusted income taxes and adjusted net income, in addition to the adjusted measures noted below, remove items of note from reported results to calculate our adjusted results. Items of note include the amortization of intangible assets, and certain items of significance that arise from time to time which management believes are not reflective of underlying business performance. We believe that adjusted measures provide the reader with a better understanding of how management assesses underlying business performance and facilitates a more informed analysis of trends. While we believe that adjusted measures may facilitate comparisons between our results and those of some of our Canadian peer banks, which make similar adjustments in their public disclosure, it should be noted that there is no standardized meaning for adjusted measures under GAAP.

We also adjust our results to gross up tax-exempt revenue on certain securities to a TEB, being the amount of fully taxable revenue, which, were it to have incurred tax at the statutory income tax rate, would yield the same after-tax revenue. See the "Strategic business units overview" section and Note 30 to our consolidated financial statements for further details.

Adjusted diluted EPS
We adjust our reported diluted EPS to remove the impact of items of note, net of income taxes, to calculate the adjusted EPS.

Adjusted efficiency ratio
We adjust our reported revenue and non-interest expenses to remove the impact of items of note and gross up tax-exempt revenue to bring it to a TEB, to calculate the adjusted efficiency ratio.

Adjusted operating leverage
We adjust our reported revenue and non-interest expenses to remove the impact of items of note and gross up tax-exempt revenue to bring it to a TEB, to calculate the adjusted operating leverage.

Adjusted dividend payout ratio
We adjust our reported net income attributable to common shareholders to remove the impact of items of note, net of income taxes, to calculate the adjusted dividend payout ratio.

Adjusted return on common shareholders' equity
We adjust our reported net income attributable to common shareholders to remove the impact of items of note, net of income taxes, to calculate the adjusted return on common shareholders' equity.

Adjusted effective tax rate
We adjust our reported income before income taxes and reported income taxes to remove the impact of items of note, to calculate the adjusted effective tax rate.

Pre-provision, pre-tax earnings

Pre-provision, pre-tax earnings is calculated as revenue net of non-interest expenses, and provides the reader with an assessment of our ability to generate earnings to cover credit losses through the credit cycle, as well as an additional basis for comparing underlying business performance between periods by excluding the impact of provision for credit losses, which involves the application of judgments and estimates related to matters that are uncertain and can vary significantly between periods. We adjust our pre-provision, pre-tax earnings to remove the impact of items of note to calculate the adjusted pre-provision, pre-tax earnings. As discussed above, we believe that adjusted measures provide the reader with a better understanding of how management assesses underlying business performance and facilitates a more informed analysis of trends.

Allocated common equity

Common equity is allocated to the strategic business units (SBUs) based on the estimated amount of regulatory capital required to support their businesses (as determined for the consolidated bank pursuant to Office of the Superintendent of Financial Institution's (OSFI's) regulatory capital requirements and internal targets). Unallocated common equity is reported in Corporate and Other. Allocating capital on this basis provides a consistent framework to evaluate the returns of each SBU commensurate with the risk assumed. As part of the adoption of the Basel III reforms, a revised approach for allocating operational risk RWA to each of the SBUs was introduced effective April 30, 2023. The new allocations are driven by the contributions of each SBU to the total 3 years of revenue and total 10 years of operational losses. This change in methodology impacted allocated common equity effective the third quarter of 2023. For additional information, see the "Risks arising from business activities" section.

Segmented return on equity

We use return on equity on a segmented basis as one of the measures for performance evaluation and resource allocation decisions. While return on equity for total CIBC provides a measure of return on common equity, return on equity on a segmented basis provides a similar metric based on allocated common equity to our SBUs. As a result, segmented return on equity is a non-GAAP ratio. Segmented return on equity is calculated as net income attributable to common shareholders for each SBU expressed as a percentage of average allocated common equity, which is the average of monthly allocated common equity during the period.

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the year ended October 31, 2023	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets and Direct Financial Services	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported							
Total revenue	$ 9,407	$ 5,403	$ 2,692	$ 5,488	$ 333	$ 23,323	$ 1,994
Provision for credit losses	986	143	850	19	12	2,010	630
Non-interest expenses	5,174	2,691	1,466	2,721	2,297	14,349	1,086
Income (loss) before income taxes	3,247	2,569	376	2,748	(1,976)	6,964	278
Income taxes	889	691	(3)	762	(408)	1,931	(2)
Net income (loss)	2,358	1,878	379	1,986	(1,568)	5,033	280
Net income attributable to non-controlling interests	–	–	–	–	38	38	–
Net income (loss) attributable to equity shareholders	2,358	1,878	379	1,986	(1,606)	4,995	280
Diluted EPS ($) [1]						$ 5.16	
Impact of items of note [2]							
Revenue							
Commodity tax charge related to the retroactive impact of the 2023 Canadian Federal budget	$ 34	$ –	$ –	$ –	$ –	$ 34	$ –
Impact of items of note on revenue	34	–	–	–	–	34	–
Non-interest expenses							
Amortization and impairment of acquisition-related intangible assets	(26)	–	(56)	–	(39)	(121)	(41)
Increase in legal provisions [3]	–	–	–	–	(1,055)	(1,055)	–
Impact of items of note on non-interest expenses	(26)	–	(56)	–	(1,094)	(1,176)	(41)
Total pre-tax impact of items of note on net income	60	–	56	–	1,094	1,210	41
Income taxes							
Amortization and impairment of acquisition-related intangible assets	6	–	15	–	4	25	11
Commodity tax charge related to the retroactive impact of the 2023 Canadian Federal budget	9	–	–	–	–	9	–
Increase in legal provisions [3]	–	–	–	–	293	293	–
Income tax charge related to the 2022 Canadian Federal budget [4]	–	–	–	–	(545)	(545)	–
Impact of items of note on income taxes	15	–	15	–	(248)	(218)	11
Total after-tax impact of items of note on net income	$ 45	$ –	$ 41	$ –	$ 1,342	$ 1,428	$ 30
Impact of items of note on diluted EPS ($) [1]						$ 1.56	
Operating results – adjusted [5]							
Total revenue – adjusted [6]	$ 9,441	$ 5,403	$ 2,692	$ 5,488	$ 333	$ 23,357	$ 1,994
Provision for credit losses – adjusted	986	143	850	19	12	2,010	630
Non-interest expenses – adjusted	5,148	2,691	1,410	2,721	1,203	13,173	1,045
Income (loss) before income taxes – adjusted	3,307	2,569	432	2,748	(882)	8,174	319
Income taxes – adjusted	904	691	12	762	(656)	1,713	9
Net income (loss) – adjusted	2,403	1,878	420	1,986	(226)	6,461	310
Net income attributable to non-controlling interests – adjusted	–	–	–	–	38	38	–
Net income (loss) attributable to equity shareholders – adjusted	2,403	1,878	420	1,986	(264)	6,423	310
Adjusted diluted EPS ($) [1]						$ 6.72	

(1) On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC's issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

(2) Items of note are removed from reported results to calculate adjusted results.

(3) Relates to the net legal provisions recognized in the first and second quarters of 2023.

(4) The income tax charge is comprised of $510 million for the present value of the estimated amount of the Canada Recovery Dividend (CRD) tax of $555 million, and a charge of $35 million related to the fiscal 2022 impact of the 1.5% increase in the tax rate applied to taxable income of certain bank and insurance entities in excess of $100 million for periods after April 2022. The discount of $45 million on the CRD tax accretes over the four-year payment period from initial recognition.

(5) Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.

(6) CIBC total results excludes a taxable equivalent basis (TEB) adjustment of $254 million (2022: $211 million). Our adjusted efficiency ratio and adjusted operating leverage are calculated on a TEB.

(7) Acquisition and integration costs, shown as an item of note starting in the fourth quarter of 2021, are comprised of incremental costs incurred as part of planning for and executing the integration of the Canadian Costco credit card portfolio, including enabling franchising opportunities, the upgrade and conversion of systems and processes, project delivery, communication costs and client welcome bonuses. Purchase accounting adjustments shown as an item of note starting in the second quarter of 2022, include the accretion of the acquisition date fair value discount on the acquired Canadian Costco credit card receivables. Provision for credit losses for performing loans associated with the acquisition of the Canadian Costco credit card portfolio, included the stage 1 ECL allowance established immediately after the acquisition date and the impact of the migration of stage 1 accounts to stage 2 during the second quarter of 2022. Integration costs, shown as an item of note from the second quarter of 2017 to the fourth quarter of 2019, are comprised of direct and incremental costs incurred as part of planning for and executing the integration of the businesses of The PrivateBank (subsequently rebranded as CIBC Bank USA) and Geneva Advisors with CIBC, including enabling cross-sell opportunities and expansion of services in the U.S. market, the upgrade and conversion of systems and processes, project management, integration-related travel, severance, consulting fees and marketing costs related to rebranding activities. Transaction costs, shown as an item of note from the second quarter of 2017 to the fourth quarter of 2019, included legal and other advisory fees, as well as interest adjustments relating to the obligation payable to dissenting shareholders. Purchase accounting adjustments, shown as an item of note from the fourth quarter of 2017 to the fourth quarter of 2019, include the accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank, and changes in the fair value of contingent consideration relating to the Geneva Advisors and Wellington Financial acquisitions.

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the year ended October 31, 2022	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets and Direct Financial Services	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported							
Total revenue	$ 8,909	$ 5,254	$ 2,457	$ 5,001	$ 212	21,833	$ 1,902
Provision for (reversal of) credit losses	876	23	218	(62)	2	1,057	169
Non-interest expenses	4,975	2,656	1,328	2,437	1,407	12,803	1,028
Income (loss) before income taxes	3,058	2,575	911	2,626	(1,197)	7,973	705
Income taxes	809	680	151	718	(628)	1,730	117
Net income (loss)	2,249	1,895	760	1,908	(569)	6,243	588
Net income attributable to non-controlling interests	–	–	–	–	23	23	–
Net income (loss) attributable to equity shareholders	2,249	1,895	760	1,908	(592)	6,220	588
Diluted EPS ($) [1]						$ 6.68	
Impact of items of note [2]							
Revenue							
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans [7]	$ (16)	$ –	$ –	$ –	$ –	$ (16)	$ –
Impact of items of note on revenue	(16)	–	–	–	–	(16)	–
Provision for (reversal of) credit losses							
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans [7]	(94)	–	–	–	–	(94)	–
Impact of items of note on provision for (reversal of) credit losses	(94)	–	–	–	–	(94)	–
Non-interest expenses							
Amortization and impairment of acquisition-related intangible assets	(18)	–	(68)	–	(12)	(98)	(53)
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans [7]	(103)	–	–	–	–	(103)	–
Charge related to the consolidation of our real estate portfolio	–	–	–	–	(37)	(37)	–
Increase in legal provisions	–	–	–	–	(136)	(136)	–
Impact of items of note on non-interest expenses	(121)	–	(68)	–	(185)	(374)	(53)
Total pre-tax impact of items of note on net income	199	–	68	–	185	452	53
Income taxes							
Amortization and impairment of acquisition-related intangible assets	4	–	18	–	1	23	14
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans [7]	48	–	–	–	–	48	–
Charge related to the consolidation of our real estate portfolio	–	–	–	–	10	10	–
Increase in legal provisions	–	–	–	–	36	36	–
Impact of items of note on income taxes	52	–	18	–	47	117	14
Total after-tax impact of items of note on net income	$ 147	$ –	$ 50	$ –	$ 138	$ 335	$ 39
Impact of items of note on diluted EPS ($) [1]						$ 0.37	
Operating results – adjusted [5]							
Total revenue – adjusted [6]	$ 8,893	$ 5,254	$ 2,457	$ 5,001	$ 212	21,817	$ 1,902
Provision for (reversal of) credit losses – adjusted	782	23	218	(62)	2	963	169
Non-interest expenses – adjusted	4,854	2,656	1,260	2,437	1,222	12,429	975
Income (loss) before income taxes – adjusted	3,257	2,575	979	2,626	(1,012)	8,425	758
Income taxes – adjusted	861	680	169	718	(581)	1,847	131
Net income (loss) – adjusted	2,396	1,895	810	1,908	(431)	6,578	627
Net income attributable to non-controlling interests – adjusted	–	–	–	–	23	23	–
Net income (loss) attributable to equity shareholders – adjusted	2,396	1,895	810	1,908	(454)	6,555	627
Adjusted diluted EPS ($) [1]						$ 7.05	

See previous page for footnote references.

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the year ended October 31, 2021	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets and Direct Financial Services	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported							
Total revenue	$ 8,150	$ 4,670	$ 2,194	$ 4,520	$ 481	$ 20,015	$ 1,748
Provision for (reversal of) credit losses	350	(39)	(75)	(100)	22	158	(61)
Non-interest expenses	4,414	2,443	1,121	2,117	1,440	11,535	893
Income (loss) before income taxes	3,386	2,266	1,148	2,503	(981)	8,322	916
Income taxes	892	601	222	646	(485)	1,876	177
Net income (loss)	2,494	1,665	926	1,857	(496)	6,446	739
Net income attributable to non-controlling interests	–	–	–	–	17	17	–
Net income (loss) attributable to equity shareholders	2,494	1,665	926	1,857	(513)	6,429	739
Diluted EPS ($) [1]						$ 6.96	
Impact of items of note [2]							
Non-interest expenses							
Amortization and impairment of acquisition-related intangible assets	$ –	$ –	$ (68)	$ –	$ (11)	$ (79)	$ (54)
Acquisition and integration-related costs [7]	(12)	–	–	–	–	(12)	–
Charge related to the consolidation of our real estate portfolio	–	–	–	–	(109)	(109)	–
Increase in legal provisions	–	–	–	–	(125)	(125)	–
Impact of items of note on non-interest expenses	(12)	–	(68)	–	(245)	(325)	(54)
Total pre-tax impact of items of note on net income	12	–	68	–	245	325	54
Income taxes							
Amortization and impairment of acquisition-related intangible assets	–	–	18	–	1	19	14
Acquisition and integration-related costs [7]	3	–	–	–	–	3	–
Charge related to the consolidation of our real estate portfolio	–	–	–	–	29	29	–
Increase in legal provisions	–	–	–	–	33	33	–
Impact of items of note on income taxes	3	–	18	–	63	84	14
Total after-tax impact of items of note on net income	$ 9	$ –	$ 50	$ –	$ 182	$ 241	$ 40
Impact of items of note on diluted EPS ($) [1]						$ 0.27	
Operating results – adjusted [5]							
Total revenue – adjusted [6]	$ 8,150	$ 4,670	$ 2,194	$ 4,520	$ 481	$ 20,015	$ 1,748
Provision for (reversal of) credit losses – adjusted	350	(39)	(75)	(100)	22	158	(61)
Non-interest expenses – adjusted	4,402	2,443	1,053	2,117	1,195	11,210	839
Income (loss) before income taxes – adjusted	3,398	2,266	1,216	2,503	(736)	8,647	970
Income taxes – adjusted	895	601	240	646	(422)	1,960	191
Net income (loss) – adjusted	2,503	1,665	976	1,857	(314)	6,687	779
Net income attributable to non-controlling interests – adjusted	–	–	–	–	17	17	–
Net income (loss) attributable to equity shareholders – adjusted	2,503	1,665	976	1,857	(331)	6,670	779
Adjusted diluted EPS ($) [1]						$ 7.23	

See previous pages for footnote references.

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the year ended October 31, 2020	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets and Direct Financial Services	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported							
Total revenue	$ 7,922	$ 4,121	$ 2,043	$ 4,053	$ 602	$ 18,741	$ 1,520
Provision for credit losses	1,189	303	487	311	199	2,489	358
Non-interest expenses	4,308	2,179	1,126	1,929	1,820	11,362	838
Income (loss) before income taxes	2,425	1,639	430	1,813	(1,417)	4,890	324
Income taxes	640	437	55	505	(539)	1,098	42
Net income (loss)	1,785	1,202	375	1,308	(878)	3,792	282
Net income attributable to non-controlling interests	–	–	–	–	2	2	–
Net income (loss) attributable to equity shareholders	1,785	1,202	375	1,308	(880)	3,790	282
Diluted EPS ($) [1]						$ 4.11	
Impact of items of note [2]							
Non-interest expenses							
Amortization and impairment of acquisition-related intangible assets	$ (8)	$ (1)	$ (83)	$ –	$ (13)	$ (105)	$ (62)
Charge related to the consolidation of our real estate portfolio	–	–	–	–	(114)	(114)	–
Increase in legal provisions	–	–	–	–	(70)	(70)	–
Gain as a result of plan amendments related to pension and other post-employment plans	–	–	–	–	79	79	–
Restructuring charges, primarily relating to employee severance and related costs	–	–	–	–	(339)	(339)	–
Goodwill impairment charge related to our controlling interest in CIBC FirstCaribbean	–	–	–	–	(248)	(248)	–
Impact of items of note on non-interest expenses	(8)	(1)	(83)	–	(705)	(797)	(62)
Total pre-tax impact of items of note on net income	8	1	83	–	705	797	62
Income taxes							
Amortization and impairment of acquisition-related intangible assets	2	–	22	–	1	25	17
Charge related to the consolidation of our real estate portfolio	–	–	–	–	30	30	–
Increase in legal provisions	–	–	–	–	19	19	–
Gain as a result of plan amendments related to pension and other post-employment plans	–	–	–	–	(21)	(21)	–
Restructuring charges, primarily relating to employee severance and related costs	–	–	–	–	89	89	–
Impact of items of note on income taxes	2	–	22	–	118	142	17
Total after-tax impact of items of note on net income	$ 6	$ 1	$ 61	$ –	$ 587	$ 655	$ 45
Impact of items of note on diluted EPS ($) [1]						$ 0.74	
Operating results – adjusted [5]							
Total revenue – adjusted [6]	$ 7,922	$ 4,121	$ 2,043	$ 4,053	$ 602	$ 18,741	$ 1,520
Provision for credit losses – adjusted	1,189	303	487	311	199	2,489	358
Non-interest expenses – adjusted	4,300	2,178	1,043	1,929	1,115	10,565	776
Income (loss) before income taxes – adjusted	2,433	1,640	513	1,813	(712)	5,687	386
Income taxes – adjusted	642	437	77	505	(421)	1,240	59
Net income (loss) – adjusted	1,791	1,203	436	1,308	(291)	4,447	327
Net income attributable to non-controlling interests – adjusted	–	–	–	–	2	2	–
Net income (loss) attributable to equity shareholders – adjusted	1,791	1,203	436	1,308	(293)	4,445	327
Adjusted diluted EPS ($) [1]						$ 4.85	

See previous pages for footnote references.

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the year ended October 31, 2019	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets and Direct Financial Services	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported							
Total revenue	$ 8,240	$ 4,027	$ 1,911	$ 3,475	$ 958	18,611	$ 1,438
Provision for credit losses	889	163	73	160	1	1,286	55
Non-interest expenses	4,459	2,106	1,114	1,802	1,375	10,856	838
Income (loss) before income taxes	2,892	1,758	724	1,513	(418)	6,469	545
Income taxes	766	471	76	396	(361)	1,348	58
Net income (loss)	2,126	1,287	648	1,117	(57)	5,121	487
Net income attributable to non-controlling interests	–	–	–	–	25	25	–
Net income (loss) attributable to equity shareholders	2,126	1,287	648	1,117	(82)	5,096	487
Diluted EPS ($) [1]						$ 5.60	
Impact of items of note [2]							
Revenue							
Settlement of certain income tax matters	$ –	$ –	$ –	$ –	$ (67)	$ (67)	$ –
Purchase accounting adjustments [7]	–	–	(34)	–	–	(34)	(26)
Impact of items of note on revenue	–	–	(34)	–	(67)	(101)	(26)
Non-interest expenses							
Amortization and impairment of acquisition-related intangible assets	(9)	(1)	(88)	–	(11)	(109)	(66)
Transaction and integration-related costs as well as purchase accounting adjustments [7]	–	–	–	–	11	11	–
Increase in legal provisions	–	–	–	–	(28)	(28)	–
Goodwill impairment charge related to our controlling interest in CIBC FirstCaribbean	–	–	–	–	(135)	(135)	–
Charge for payment made to Air Canada, including related sales tax and transaction costs	(227)	–	–	–	–	(227)	–
Impact of items of note on non-interest expenses	(236)	(1)	(88)	–	(163)	(488)	(66)
Total pre-tax impact of items of note on net income	236	1	54	–	96	387	40
Income taxes							
Amortization and impairment of acquisition-related intangible assets	2	–	23	–	2	27	17
Transaction and integration-related costs as well as purchase accounting adjustments [7]	–	–	(9)	–	(3)	(12)	(7)
Increase in legal provisions	–	–	–	–	7	7	–
Settlement of certain income tax matters	–	–	–	–	(18)	(18)	–
Charge for payment made to Air Canada, including related sales tax and transaction costs	60	–	–	–	–	60	–
Impact of items of note on income taxes	62	–	14	–	(12)	64	10
Total after-tax impact of items of note on net income	$ 174	$ 1	$ 40	$ –	$ 108	$ 323	$ 30
Impact of items of note on diluted EPS ($) [1]						$ 0.36	
Operating results – adjusted [5]							
Total revenue – adjusted [6]	$ 8,240	$ 4,027	$ 1,877	$ 3,475	$ 891	$ 18,510	$ 1,412
Provision for credit losses – adjusted	889	163	73	160	1	1,286	55
Non-interest expenses – adjusted	4,223	2,105	1,026	1,802	1,212	10,368	772
Income (loss) before income taxes – adjusted	3,128	1,759	778	1,513	(322)	6,856	585
Income taxes – adjusted	828	471	90	396	(373)	1,412	68
Net income – adjusted	2,300	1,288	688	1,117	51	5,444	517
Net income attributable to non-controlling interests – adjusted	–	–	–	–	25	25	–
Net income attributable to equity shareholders – adjusted	2,300	1,288	688	1,117	26	5,419	517
Adjusted diluted EPS ($) [1]						$ 5.96	

See previous pages for footnote references.

The following table provides a reconciliation of GAAP (reported) net income to non-GAAP (adjusted) pre-provision, pre-tax earnings on a segmented basis.

$ millions, for the year ended October 31	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets and Direct Financial Services	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
2023							
Net income (loss)	**$ 2,358**	**$ 1,878**	**$ 379**	**$ 1,986**	**$ (1,568)**	**$ 5,033**	**$ 280**
Add: provision for (reversal of) credit losses	**986**	**143**	**850**	**19**	**12**	**2,010**	**630**
Add: income taxes	**889**	**691**	**(3)**	**762**	**(408)**	**1,931**	**(2)**
Pre-provision (reversal), pre-tax earnings (losses) [1]	**4,233**	**2,712**	**1,226**	**2,767**	**(1,964)**	**8,974**	**908**
Pre-tax impact of items of note [2]	**60**	**–**	**56**	**–**	**1,094**	**1,210**	**41**
Adjusted pre-provision (reversal), pre-tax earnings (losses) [3]	**$ 4,293**	**$ 2,712**	**$ 1,282**	**$ 2,767**	**$ (870)**	**$ 10,184**	**$ 949**
2022							
Net income (loss)	$ 2,249	$ 1,895	$ 760	$ 1,908	$ (569)	$ 6,243	$ 588
Add: provision for (reversal of) credit losses	876	23	218	(62)	2	1,057	169
Add: income taxes	809	680	151	718	(628)	1,730	117
Pre-provision (reversal), pre-tax earnings (losses) [1]	3,934	2,598	1,129	2,564	(1,195)	9,030	874
Pre-tax impact of items of note [2][4]	105	–	68	–	185	358	53
Adjusted pre-provision (reversal), pre-tax earnings (losses) [3]	$ 4,039	$ 2,598	$ 1,197	$ 2,564	$ (1,010)	$ 9,388	$ 927
2021							
Net income (loss)	$ 2,494	$ 1,665	$ 926	$ 1,857	$ (496)	$ 6,446	$ 739
Add: provision for (reversal of) credit losses	350	(39)	(75)	(100)	22	158	(61)
Add: income taxes	892	601	222	646	(485)	1,876	177
Pre-provision (reversal), pre-tax earnings (losses) [1]	3,736	2,227	1,073	2,403	(959)	8,480	855
Pre-tax impact of items of note [2]	12	–	68	–	245	325	54
Adjusted pre-provision (reversal), pre-tax earnings (losses) [3]	$ 3,748	$ 2,227	$ 1,141	$ 2,403	$ (714)	$ 8,805	$ 909
2020							
Net income (loss)	$ 1,785	$ 1,202	$ 375	$ 1,308	$ (878)	$ 3,792	$ 282
Add: provision for (reversal of) credit losses	1,189	303	487	311	199	2,489	358
Add: income taxes	640	437	55	505	(539)	1,098	42
Pre-provision (reversal), pre-tax earnings (losses) [1]	3,614	1,942	917	2,124	(1,218)	7,379	682
Pre-tax impact of items of note [2]	8	1	83	–	705	797	62
Adjusted pre-provision (reversal), pre-tax earnings (losses) [3]	$ 3,622	$ 1,943	$ 1,000	$ 2,124	$ (513)	$ 8,176	$ 744
2019							
Net income (loss)	$ 2,126	$ 1,287	$ 648	$ 1,117	$ (57)	$ 5,121	$ 487
Add: provision for (reversal of) credit losses	889	163	73	160	1	1,286	55
Add: income taxes	766	471	76	396	(361)	1,348	58
Pre-provision (reversal), pre-tax earnings (losses) [1]	3,781	1,921	797	1,673	(417)	7,755	600
Pre-tax impact of items of note [2]	236	1	54	–	96	387	40
Adjusted pre-provision (reversal), pre-tax earnings (losses) [3]	$ 4,017	$ 1,922	$ 851	$ 1,673	$ (321)	$ 8,142	$ 640

(1) Non-GAAP measure.
(2) Items of note are removed from reported results to calculate adjusted results.
(3) Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.
(4) Excludes the impact of the provision for credit losses for performing loans from the acquisition of the Canadian Costco credit card portfolio, as the amount is included in the add back of provision for (reversal of) credit losses.

Strategic business units overview

CIBC has four SBUs – Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets and Direct Financial Services. These SBUs are supported by the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, Finance and Enterprise Strategy, as well as other support groups, which all are included within Corporate and Other. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes the results of CIBC FirstCaribbean and other portfolio investments, as well as other income statement and balance sheet items not directly attributable to the business lines.

Business unit allocations

Revenue, expenses, and other balance sheet resources related to certain activities are generally allocated to the lines of business within the SBUs.

Treasury activities impact the financial results of the SBUs. Each line of business within our SBUs is charged or credited with a market-based cost of funds on assets and liabilities, respectively, which impacts the revenue performance of the SBUs. This market-based cost of funds takes into account the cost of maintaining sufficient regulatory capital to support business requirements, including the cost of preferred shares. Once the interest and liquidity risks inherent in our client-driven assets and liabilities are transfer priced into Treasury, they are managed within CIBC's risk framework and limits. Capital is attributed to the SBUs based on the estimated amount of regulatory capital required to support their businesses, which is intended to consistently measure and align the costs with the underlying benefits and risks associated with SBU activities. Earnings on unattributed capital remain in Corporate and Other. We review our transfer pricing methodologies on an ongoing basis to ensure they reflect changing market environments and industry practices.

We use a Product Owner/Customer Segment/Distributor Channel allocation management model to measure and report the results of operations of various lines of business within our SBUs. The model uses certain estimates and methodologies to process internal transfers between the impacted lines of business for sales, renewals and trailer commissions as well as certain attributable costs. Periodically, the sales, renewals and trailer commission rates paid to customer segments for certain products/services are revised and applied prospectively.

The non-interest expenses of the functional and support groups are generally allocated to the business lines within the SBUs based on appropriate criteria and methodologies. The basis of allocation is reviewed periodically to reflect changes in support to business lines. Other costs not directly attributable to business lines remain in Corporate and Other.

We recognize provision for credit losses on both impaired (stage 3) and performing (stages 1 and 2) loans in the respective SBUs.

Revenue, taxable equivalent basis

Certain SBUs evaluate revenue on a TEB. In order to arrive at the TEB amount, the SBUs gross up tax-exempt revenue on certain securities to a TEB, being the amount of fully taxable revenue, which, were it to have incurred tax at the statutory income tax rate, would yield the same after-tax revenue. Simultaneously, an equivalent amount is booked as an income tax expense resulting in no impact on the net income of the SBUs. This measure enables comparability of revenue arising from both taxable and tax-exempt sources. The total TEB adjustments of the SBUs are offset in revenue and income tax expense in Corporate and Other.

Canadian Personal and Business Banking

Canadian Personal and Business Banking provides personal and business clients across Canada with financial advice, services and solutions through banking centres, as well as mobile and online channels to help make their ambitions a reality.

Our business strategy

We are focused on helping our clients achieve their ambitions, and delivering sustainable, market-leading performance. To achieve this, our strategy continues to comprise three key priorities:

• Delivering personalized advice to our clients in a way that is meaningful and relevant to each of them;
• Introducing more opportunities for our clients to deal with us digitally by investing in digital and real-time remote capabilities; and
• Providing our team with the tools to deliver an excellent experience for our clients consistent with a one-team approach.

2023 progress

We delivered solid business results having made important investments in high-touch, high-growth markets and furthering our strengths in technology and talent. We attracted a substantial number of new clients to our bank and deepened relationships with existing clients as we helped them navigate a changing market with expert advice. As an example, thousands of Costco cardholders now have a CIBC Imperial Service relationship, positioning us to offer these clients the advice and solutions they need for the long term. Our client satisfaction scores are a testament to our team and the relationships we have with our clients. In the Ipsos Customer Satisfaction Index Study, we continued to narrow our gap to the leader for our primary clients' net promotor score and were the only bank to improve year-over-year. In the J.D. Power Client Satisfaction Survey, we ranked #3, gaining on the leader year-over-year. In addition, we ranked #1 in customer satisfaction with mobile banking apps in the J.D. Power 2023 Mobile Banking App Satisfaction Study for the third time since 2020.

Delivering personalized advice to our clients in a way that is meaningful and relevant to each of them
- Introduced Living Plan in CIBC GoalPlanner, our digital goal-setting platform, to allow clients to modify their goals and net worth to instantly see the impact of life changes in their personalized plan.
- Launched the CIBC Smart Advice podcast, featuring CIBC experts and industry thought leaders delivering investment and financial advice to Canadians. This ranked #1 in investment and business podcasts in Canada.
- Enhanced our Indigenous Lending Housing Program, in consultation with First Nations leadership, to address the housing shortage and support Indigenous clients with improved access to lending products to buy a home or finance construction.
- Announced a partnership with the Institute of Canadian Citizenship to help newcomer clients as they settle in Canada and provide them with access to exclusive CIBC offers.
- Introduced a new way for clients to earn rewards while supporting their climate goals when they charge their electric vehicles at recognized public charging stations using their Aventura, CIBC Dividend, and CIBC Aeroplan credit cards.
- Introduced Guaranteed Investment Certificate, Tax Free Savings Account, Registered Retirement Savings Plan and Registered Education Savings Plan calculators on CIBC Smart Advice, our digital advice hub, to help Canadians make important financial decisions about their investments.
- Opened our CIBC Experience Centre at Yorkdale Shopping Centre in Toronto, a first-of-its kind retail experience with interactive and immersive digital experiences to facilitate conversations about financial goal setting and planning.

Introducing more opportunities for our clients to deal with us digitally
- Ranked #1 in customer satisfaction with mobile banking apps in the J.D. Power 2023 Mobile Banking App Satisfaction Study, for the third time since 2020, #1 in the Insider Intelligence Canada Mobile Banking Emerging Features Benchmark, and #1 in mobile banking experience in Surviscor's 2023 Mobile Banking Review.
- Launched CIBC Smart Planner, our digital advice tool available in our mobile banking app that helps clients set, track and achieve their financial goals. It takes the complexity out of managing finances with personalized advice based on the client's choices and spending habits.
- Ranked #1 in cardholder experience in Canada and recognized as the #1 cash back credit card in The 2023 Loyalty Report™ by Bond.
- Launched the Costco Small Business Credit Card, a first of its kind for Costco Canada, and introduced Digital Reward Gift Certificates and Digital Autopay Enrollment for our Costco cardholders.
- Introduced the option for clients to choose or change their credit and debit card personal identification number (PIN) on CIBC mobile and/or online banking, and expanded our CIBC Pace It installment plan to enable cardholders to convert eligible purchases on participating merchant websites at point of sale.
- Launched International Credit Transactions, making it easier for clients to receive funds from individuals and merchants using their CIBC Advantage Debit Card instead of wire transfers.

Providing our team with the tools to deliver an excellent experience for our clients
- Ranked #1 on *Investment Executive* 2023 Report Card on Banks for the eighth consecutive year.
- Launched CIBC Smart Account for Estates to improve the estate settlement experience for clients.
- Introduced new cross-border account open capabilities to support Canadian clients with U.S. banking needs.
- Improved the credit protection experience by providing advisors with automated tools to help deliver personalized protection advice that is meaningful to our clients.
- Enhanced the delivery service for our remote banking centre locations improving cash services for our clients in remote areas.

2023 financial review



(1) Loan amounts are stated before any related allowances.
(2) Average balances are calculated as a weighted average of daily closing balances.

Our focus for 2024

In Canadian Personal and Business Banking, our objective is to become the leader in financial advice to help our clients achieve their ambitions, and deliver consistent, sustainable earnings. Our strategy is centred on three strategic priorities:
- Delivering exceptional client experiences with personalized advice and high-touch service and solutions through our Imperial Service offering;
- Growing our Personal Banking business with a digital-first mindset by making it easier for clients to bank with us digitally; and
- Establishing a culture of operational excellence, enabled through our talent, technology and processes.

Results[1]

$ millions, for the year ended October 31	2023	2022
Revenue	$ 9,407	$ 8,909
Provision for credit losses		
Impaired	922	534
Performing	64	342
Provision for credit losses	986	876
Non-interest expenses	5,174	4,975
Income before income taxes	3,247	3,058
Income taxes	889	809
Net income	$ 2,358	$ 2,249
Net income attributable to:		
Equity shareholders	$ 2,358	$ 2,249
Total revenue		
Net interest income	$ 7,247	$ 6,657
Non-interest income [2]	2,160	2,252
	$ 9,407	$ 8,909
Net interest margin on average interest-earning assets [3][4]	2.30 %	2.21 %
Efficiency ratio	55.0 %	55.8 %
Operating leverage	1.6 %	(3.4)%
Return on equity [5]	25.0 %	28.2 %
Average allocated common equity [5]	$ 9,414	$ 7,987
Average assets ($ billions) [3]	$ 319.8	$ 305.1
Average loans and acceptances ($ billions) [3]	$ 316.7	$ 302.1
Average deposits ($ billions) [3]	$ 218.4	$ 204.0
Full-time equivalent employees	13,208	13,840

(1) For additional segmented information, see Note 30 to the consolidated financial statements.
(2) Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Product Owner/Customer Segment/Distributor Channel allocation management model.
(3) Average balances are calculated as a weighted average of daily closing balances.
(4) For additional information on the composition, see the "Glossary" section.
(5) For additional information, see the "Non-GAAP measures" section.

Financial overview

Net income was up $109 million or 5% from 2022, primarily due to higher revenue, partially offset by higher non-interest expenses and a higher provision for credit losses.

Revenue

Revenue was up $498 million or 6% from 2022, primarily due to higher net interest margin and volume growth.

Net interest income was up $590 million or 9% from 2022, primarily due to higher net interest margin and volume growth, including from the acquisition of the Canadian Costco credit card portfolio. Non-interest income was down $92 million or 4% from 2022, primarily due to lower fee revenue, including from lower card fees, partially due to the commodity tax charge related to the retroactive impact of the 2023 Canadian Federal budget, shown as an item of note.

Net interest margin on average interest-earning assets was up 9 basis points, mainly due to higher deposit margins, partially offset by lower loan margins.

Provision for credit losses

Provision for credit losses was up $110 million or 13% from 2022. Provision for credit losses on performing loans was down primarily due to the unfavourable change in our economic outlook in the prior year, as well as a provision related to the acquisition of the Canadian Costco credit card portfolio in the second quarter last year. Provision for credit losses on impaired loans was up, primarily due to higher write-offs in credit cards and personal lending.

Non-interest expenses

Non-interest expenses were up $199 million or 4% from 2022, primarily due to higher spending on strategic initiatives, including the Canadian Costco credit card portfolio, and higher employee-related compensation, including from higher employee termination costs, and performance-based compensation.

Income taxes

Income taxes were up $80 million or 10% from 2022, primarily due to higher income and increased taxes arising from the 2022 Canadian Federal budget, which included the 1.5% tax rate increase.

Average assets

Average assets were up $14.7 billion or 5% from 2022, primarily due to growth in residential mortgages and cards, including from the acquisition of the Canadian Costco credit card portfolio.

Canadian Commercial Banking and Wealth Management

Canadian Commercial Banking and Wealth Management provides high-touch, relationship-oriented banking and wealth management services to middle-market companies, entrepreneurs, high-net-worth individuals and families across Canada, as well as asset management services to institutional investors.

Our business strategy

We are focused on building and enhancing client relationships, being Canada's leader in financial advice and generating long-term consistent growth. To deliver on this, our three key strategic priorities continue to be:
- Delivering risk-controlled growth in our Commercial Bank;
- Accelerating the growth of Private Wealth; and
- Evolving our Asset Management business.

2023 progress

In 2023, our purpose-driven team maintained a strong focus on clients through an evolving economic environment by supporting their short- and long-term ambitions. This year, the effect of rapidly rising interest rates and ongoing inflationary pressures slowed the Canadian commercial landscape. As higher interest rates impacted cash flows and affected Canadian consumers and businesses, entrepreneurs grew more cautious about undertaking new initiatives and taking on more debt. Against a backdrop of moderate economic growth, Commercial Banking continued to deliver consistent financial performance, and disciplined risk and expense management, while delivering new digital tools and technology to simplify the experience of clients and team members. In Private Wealth, we launched or extended tools such as CIBC GoalPlanner to support our advisors in delivering expert financial advice and deepening client relationships. In Asset Management, we launched our modern and digitally-enabled CIBC Investment Platform, which will drive significant gains in advisor productivity. Across our businesses, our teams maintained strong referral momentum resulting in deeper client relationships and reinforcing our commitment to helping them achieve their ambitions.

Delivering risk-controlled growth in our Commercial Bank
- Achieved our highest-ever net promotor score results, highlighting the results of our investments in advisory capabilities and support services.
- Expanded our targeted industry programs, including adding to our Innovation Banking team in North America and the U.K., and continued growth of our National Industry Programs.
- Continued our journey to modernize our commercial banking systems including completing the rollout of Precision Lender, launching DocuSign and implementing a new Client Sales and Support model to better address the transactional support needs of our clients.

Accelerating the growth of Private Wealth
- Wood Gundy was ranked second overall amongst the Big 5 banks by Investment Executive Brokerage Report Card – a strong statement on the confidence of our advisory team.
- Launched an industry leading Client Relationship Management tool with CIBC Private Wealth, supporting effective client relationship management.
- Launched CIBC GoalPlanner, our digital goal-setting platform into CIBC Wood Gundy to support financial planning discussions with clients.

Evolving our Asset Management business
- Launched CIBC Investment Platform, our state-of-the-art platform that streamlines account structures, improves onboarding and client reporting, and provides enhanced portfolio management capabilities for advisors.
- Ranked #3 among the Big 6 banks in long-term mutual fund sales and key institutional wins with large pension plans in Japan and Australia.
- Extended our alternatives product suite with the launch of CIBC Alternative Credit fund and our partnership with Ares on Private Credit.
- Continued to invest in programs designed to overcome underrepresentation, including through the CIBC Asset Management Chartered Financial Analyst Indigenous Scholarship Program and the Ivey School of Business Women in Asset Management Program.

2023 financial review



(1) Loan amounts are stated before any related allowances.
(2) Average balances are calculated as a weighted average of daily closing balances.
(3) Comprises loans and acceptances and notional amount of letters of credit.
(4) AUM amounts are included in the amounts reported under AUA.

Our focus for 2024

In Commercial Banking and Wealth Management, our ambition is to become the leader in financial advice to both personal and business clients. We remain focused on three strategic priorities:

• Delivering risk-controlled growth in our Commercial Bank, while continuing to foster strong referrals across CIBC;
• Accelerating the growth of Private Wealth with a focus on financial planning to deepen client relationships; and
• Evolving our Asset Management business to increase connectivity across our bank and support advisors with digital tools and technology to deepen client relationships.

Results[1]

$ millions, for the year ended October 31	**2023**	2022
Revenue		
Commercial banking	**$ 2,501**	$ 2,278
Wealth management	**2,902**	2,976
Total revenue	**5,403**	5,254
Provision for credit losses		
Impaired	**108**	22
Performing	**35**	1
Provision for credit losses	**143**	23
Non-interest expenses	**2,691**	2,656
Income before income taxes	**2,569**	2,575
Income taxes	**691**	680
Net income	**$ 1,878**	$ 1,895
Net income attributable to:		
Equity shareholders	**$ 1,878**	$ 1,895
Total revenue		
Net interest income	**$ 1,812**	$ 1,672
Non-interest income [2]	**3,591**	3,582
	$ 5,403	$ 5,254
Net interest margin on average interest-earning assets [3][4]	**3.43 %**	3.37 %
Efficiency ratio	**49.8 %**	50.5 %
Operating leverage	**1.5 %**	3.8 %
Return on equity [5]	**22.2 %**	22.9 %
Average allocated common equity [5]	**$ 8,469**	$ 8,275
Average assets ($ billions) [3]	**$ 91.6**	$ 84.7
Average loans ($ billions) [3]	**$ 94.5**	$ 87.6
Average deposits ($ billions) [3]	**$ 96.8**	$ 94.0
AUA ($ billions)	**$ 331.6**	$ 324.5
AUM ($ billions)	**$ 213.5**	$ 208.8
Full-time equivalent employees	**5,433**	5,711

(1) For additional segmented information, see Note 30 to the consolidated financial statements.
(2) Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Product Owner/Customer Segment/Distributor Channel allocation management model.
(3) Average balances are calculated as a weighted average of daily closing balances.
(4) For additional information on the composition, see the "Glossary" section.
(5) For additional information, see the "Non-GAAP measures" section.

Financial overview
Net income was down $17 million or 1% from 2022, primarily due to a higher provision for credit losses and higher non-interest expenses, partially offset by higher revenue.

Revenue
Revenue was up $149 million or 3% from 2022.

Commercial banking revenue was up $223 million or 10%, primarily due to higher deposit margins, volume growth and higher fees, partially offset by lower loan margins.

Wealth management revenue was down $74 million or 2%, primarily due to lower commission revenue from decreased client activity and lower deposit volumes, partially offset by higher fee-based revenue driven by favourable change in mix and higher balances.

Net interest margin on average interest-earning assets was up 6 basis points primarily due to higher deposit margins, partially offset by lower loan margins.

Provision for credit losses
Provision for credit losses was up $120 million or 522% from 2022. Provision for credit losses on performing loans was up primarily due to an unfavourable change in our economic outlook and unfavourable credit migration. Provision for credit losses on impaired loans was up due to higher provisions in the education, health and social services, and the retail and wholesale sectors.

Non-interest expenses
Non-interest expenses were up $35 million or 1% from 2022, primarily due to higher spending on strategic initiatives and higher employee termination costs, partially offset by lower performance-based compensation and other expenditures.

Income taxes
Income taxes were up $11 million or 2% from 2022, despite lower income, primarily due to increased taxes arising from the 2022 Canadian Federal budget, which included the 1.5% tax rate increase.

Average assets
Average assets were up $6.9 billion or 8% from 2022, primarily due to growth in commercial loans.

Assets under administration
AUA on a spot basis were up $7.1 billion or 2% from 2022, primarily due to net new client flows. AUM amounts are included in the amounts reported under AUA.

U.S. Commercial Banking and Wealth Management

U.S. Commercial Banking and Wealth Management provides tailored, relationship-oriented banking and wealth management solutions across the U.S., focusing on middle-market and mid-corporate companies, entrepreneurs, high-net-worth individuals and families, as well as operating personal and small business banking services in four U.S. markets.

Our business strategy

Our goal is to grow a best-in-class, relationship-based commercial banking and wealth management franchise in the U.S., focused on clients who have a deep connection to their relationship management teams and a broader relationship across our lines of business. Our key strategic priorities continue to be:

- Building and deepening client relationships;
- Strengthening and diversifying our deposit base;
- Improving efficiency and capabilities through data and technology; and
- Advancing the growth and transformation of our business.

2023 progress

In 2023, our continued focus on well-established relationship banking allowed us to attract new clients and provide opportunities to do more with existing clients, all within a more fluid economic environment. As business owners take a more conservative approach to borrowing in a higher rate environment, demand for loans has moderated, however, deposit performance has stabilized and AUM/AUA net flows are positive – both encouraging indicators for the long term. The strategic investments we've made in our business position us for growth going forward, including building a presence in fast growing U.S. markets, expanding the products and services we offer, and improving processes and technology to better meet client needs.

Building and deepening client relationships

- Generated notable growth in partner referrals that drove new business and helped clients fulfill their broader wealth needs.
- Drove solid loan growth, as well as continued expansion of our private banking business with existing commercial and wealth clients.
- Continued positive AUM and AUA net flows, which helped to enhance our return on capital.
- Continued to leverage our strong partnership with our Capital Markets team to provide a wider range of products and services to U.S. commercial and wealth clients.
- Ranked as a Top Ten Registered Investment Advisor by *Barron's* for the fourth consecutive year.
- CIBC Private Wealth remains *Private Asset Management's* most awarded firm in the industry over the last 12 years.

Strengthening and diversifying our deposit base

- Continued growth in private banking, attracting high-quality deposits for the long term.
- Maintained a diversified funding strategy through our commercial, private banking and retail clients.
- Expanded deposit gathering, including leveraging the rising rate environment to attract new clients to our CIBC Agility online savings platform.
- Improved online and mobile banking platform while enhancing risk functions.

Improving efficiency and capabilities through data and technology

- Significant investments in platforms intended to improve client experience and increase efficiency relating to wealth management reporting, marketable secured lending, pricing tools and our U.S. customer relationship management capabilities.
- Harvested our investments in data by developing strong analytics capabilities to support how we run, protect and transform our business.
- Designed and implemented client delivery models that align with our continued investment in our risk management capabilities.

Advancing the growth and transformation of our business

- Growth of capital-light businesses, such as Wealth Management, by adding and building talent, expanding coverage in select markets, and investing in product, process and technology to drive scalability in this space.
- Disciplined growth in Commercial Banking while selectively delivering new products and services such as equipment financing, focusing on enhancing our deposit funding profile and a continued focus on referrals.
- Focused on connectivity, including delivering solutions from across our bank to our clients, generating value by deepening client relationships, generating recurring revenue and enhancing returns.
- Continued to evolve our risk management capabilities to support our growth.

2023 financial review




Average loans[1][2]
(US$ billions)


Average deposits[2]
(US$ billions)


Average commercial banking loans[1][2]
(US$ billions)


Assets under administration and management[3]
(US$ billions)

■ AUM

(1) Loan amounts are stated before any related allowances.
(2) Average balances are calculated as a weighted average of daily closing balances.
(3) AUM amounts are included in the amounts reported under AUA.

Our focus for 2024

To build on our momentum across U.S. Commercial Banking and Wealth Management, we will continue to focus on helping our clients achieve their ambitions by:

• Expanding Private Wealth Management with a focus on high-touch relationships and building scale;
• Growing Commercial Banking by delivering industry expertise and unique solutions leveraging the strength of our franchise to provide lending and deposit services; and
• Investing in people, technology and infrastructure to scale our platform, drive connectivity, enhance our risk management capabilities and improve our data-driven decision making.

Results in Canadian dollars[1]

$ millions, for the year ended October 31		**2023**		2022
Revenue				
Commercial banking	**$**	**1,786**	$	1,613
Wealth management		**906**		844
Total revenue [2]		**2,692**		2,457
Provision for credit losses				
Impaired		**520**		113
Performing		**330**		105
Provision for credit losses		**850**		218
Non-interest expenses		**1,466**		1,328
Income before income taxes		**376**		911
Income taxes		**(3)**		151
Net income	**$**	**379**	$	760
Net income attributable to:				
Equity shareholders	**$**	**379**	$	760
Total revenue [2]				
Net interest income	**$**	**1,889**	$	1,655
Non-interest income		**803**		802
	$	**2,692**	$	2,457
Average allocated common equity [3]	**$**	**11,396**	$	10,422
Average assets ($ billions) [4]	**$**	**60.6**	$	54.0
Average loans ($ billions) [4]	**$**	**54.5**	$	48.3
Average deposits ($ billions) [4]	**$**	**46.7**	$	45.6
AUA ($ billions) [5]	**$**	**129.2**	$	121.0
AUM ($ billions) [5]	**$**	**97.3**	$	93.2
Full-time equivalent employees		**2,780**		2,472

(1) For additional segmented information, see Note 30 to the consolidated financial statements.
(2) Included $3 million of income relating to the accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank (2022: $8 million).
(3) For additional information, see the "Non-GAAP measures" section.
(4) Average balances are calculated as a weighted average of daily closing balances.
(5) Includes certain Canadian Commercial Banking and Wealth Management assets that U.S. Commercial Banking and Wealth Management provides sub-advisory services for.

Results in U.S. dollars[1]

US$ millions, for the year ended October 31	2023	2022
Revenue		
Commercial banking	$ 1,323	$ 1,249
Wealth management	671	653
Total revenue [2]	1,994	1,902
Provision for credit losses		
Impaired	385	87
Performing	245	82
Provision for credit losses	630	169
Non-interest expenses	1,086	1,028
Income before income taxes	278	705
Income taxes	(2)	117
Net income	$ 280	$ 588
Net income attributable to:		
Equity shareholders	$ 280	$ 588
Total revenue [2]		
Net interest income	$ 1,399	$ 1,281
Non-interest income	595	621
	$ 1,994	$ 1,902
Net interest margin on average interest-earning assets [3][4]	3.46 %	3.42 %
Efficiency ratio	54.5 %	54.0 %
Operating leverage	(0.7)%	(6.3)%
Return on equity [3]	3.3 %	7.3 %
Average allocated common equity [5]	$ 8,445	$ 8,066
Average assets ($ billions) [3]	$ 44.9	$ 41.7
Average loans ($ billions) [3]	$ 40.4	$ 37.4
Average deposits ($ billions) [3]	$ 34.6	$ 35.3
AUA ($ billions) [6]	$ 93.2	$ 88.8
AUM ($ billions) [6]	$ 70.2	$ 68.4

(1) For additional segmented information, see Note 30 to the consolidated financial statements.
(2) Included US$2 million of income relating to the accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank (2022: US$6 million).
(3) Average balances are calculated as a weighted average of daily closing balances.
(4) For additional information on the composition, see the "Glossary" section.
(5) For additional information, see the "Non-GAAP measures" section.
(6) Includes certain Canadian Commercial Banking and Wealth Management assets that U.S. Commercial Banking and Wealth Management provides sub-advisory services for.

Financial overview

Net income was down $381 million or 50% (US$308 million or 52%) from 2022, primarily due to a higher provision for credit losses and higher non-interest expenses, partially offset by higher revenue.

Revenue

Revenue was up US$92 million or 5% from 2022.

Commercial banking revenue was up US$74 million or 6%, primarily due to loan volume growth, partially offset by lower fees.

Wealth management revenue was up US$18 million or 3%, primarily due to higher deposit margins, and higher fee-based revenue driven by higher annual performance-based mutual fund fees.

Net interest margin on average interest-earning assets was up 4 basis points, primarily due to higher deposit margins, partially offset by lower loan margins.

Provision for credit losses

Provision for credit losses was up US$461 million or 273% from 2022. Provision for credit losses on performing loans was up due to an unfavourable change in our economic outlook in the U.S., including with respect to the U.S. office portfolio within the U.S. real estate portfolio, and unfavourable credit migration. Provision for credit losses on impaired loans was up due to higher provisions in the real estate and construction sector.

Non-interest expenses

Non-interest expenses were up US$58 million or 6% from 2022, primarily due to higher employee-related compensation, including from higher employee termination costs, partially offset by lower professional fees.

Income taxes

Income taxes were down US$119 million or 102% from 2022, due to lower income and earnings mix.

Average assets

Average assets were up US$3.2 billion or 8% from 2022, primarily due to growth in loans.

Assets under administration

AUA were up US$4.4 billion or 5% from 2022, primarily due to market appreciation and net sales. AUM amounts are included in the amounts reported under AUA.

Capital Markets and Direct Financial Services

Capital Markets and Direct Financial Services provides integrated global markets products and services, investment banking and corporate banking solutions, and top-ranked research to our clients around the world, and leverages CIBC's digital capabilities to provide a cohesive set of direct banking, direct investing and innovative multi-currency payment solutions for CIBC's clients.

Our business strategy

Our goal is to deliver leading capital markets solutions to our North American and international clients through best-in-class insight, advice and execution. To enable CIBC's strategy and priorities, we collaborate with our partners across our bank to deepen and enhance client relationships. Our three key strategic priorities continue to be:

- Delivering the leading capital markets platform in Canada to our core clients;
- Building a North American client platform with global capabilities; and
- Focusing on connectivity to accelerate the growth of Direct Financial Services and deepen relationships across our bank.

2023 progress

In 2023, we continued to make progress on our strategic priorities with an emphasis on deepening client relationships, growing in the U.S. and enhancing connectivity across the bank. Collectively, these efforts have built a well-diversified Capital Markets and Direct Financial Services business that delivers consistent performance and growth. Our growth in 2023 was enabled by our strong focus on clients and favourable market conditions in Global Markets. In addition, we further expanded our Direct Financial Services business to generate more recurring revenue and attract new clients seeking convenient, digitally-enabled banking and investing solutions.

Delivering the leading capital markets platform in Canada to our core clients

- Continued delivering industry-leading advice and capital markets solutions by expanding our capabilities and expertise to complement our existing businesses.
- Strengthened our platform by continuing to invest in technology, as well as simplifying processes to enable our client-focused culture.
- Built on our multi-year support for the University of Calgary, the Schulich School of Business, and McGill University, appointed the inaugural CIBC Chair in Sustainable Finance, opened the Energy Transition Centre and invested in the Sustainable Growth Initiative.

Building a North American client platform with global capabilities

- Continued to expand our U.S. franchise, adding capabilities for our corporate, institutional and private capital clients.
- Announced a new sustainable finance offering in collaboration with Export Development Canada to help support export-oriented Canadian businesses transitioning towards more sustainable operations.
- Recognized by Global Finance as Best Investment Bank in Canada and for Outstanding Leadership in Sustainable Infrastructure Finance.
- Awarded Best Issuer and Best Principal at Risk Issuer by SPi Canada.
- CIBC U.S. Middle Market Investment Banking named Top 50 M&A Investment Banker by M&A Atlas Awards.

Focusing on connectivity to accelerate the growth of Direct Financial Services and deepen relationships across our bank

- Further expanded our industry-first Canadian Depositary Receipts lineup as part of our ongoing commitment to developing innovative, market-based solutions that meet investor needs.
- Added to our unique set of digital-first solutions for CIBC and Simplii clients by enabling real-time, no-transfer-fee remittance to Alipay mobile wallets.
- Unveiled a new brand perspective to build on Simplii Financial's goal of being a leader in direct banking.

As a leading capital markets franchise in Canada and banking partner to our clients around the world, Capital Markets and Direct Financial Services acted as:

- Financial advisor to Northview Fund on its recapitalization transaction including the acquisition of three portfolios for $742 million and its intention to transform into Northview Residential REIT, a $2.7 billion real estate investment trust focused on national multi-family properties.
- Sole financial advisor, arranger and hedge counterparty to Pulse Clean Energy on their new £175 million revolving credit facility for the development of new energy storage and grid stability facilities across the U.K.
- Lead bookrunner on a $575 million issue of common shares and $400 million issue of senior notes for Intact Financial Corporation in connection with Intact's acquisition of the brokered commercial lines operations of Direct Line Insurance Group plc.
- Structuring bank, administrative agent, collateral agent, bookrunner and left lead arranger on an upsized US$2.75 billion construction warehouse facility for AES Clean Energy Development LLC to support the company's build-out of clean energy projects and ratings advisor and lead placement agent on US$246 million senior secured private placement notes to refinance four new operational projects.
- Joint bookrunner on a number of corporate green and sustainable bonds including Enbridge Inc.'s $900 million sustainability-linked notes, OMERS Realty Corporation's $600 million green debentures and Sun Life Financial Inc.'s $500 million sustainable subordinated debentures offerings as well as joint bookrunner for the European Investment Bank's US$5 billion climate awareness notes, Province of Ontario's $1.5 billion green bond and Ontario Teachers' Finance Trusts' $1 billion green notes offerings.
- Lead roles in the structuring and execution of a number of sustainability-linked loans (SLLs) in Canada, including acting as sole bookrunner, sole lead arranger and sole sustainability structuring agent on an SLL overlay to the $700 million revolver for FortisBC Energy Inc., as well as outside Canada, including acting as mandated lead arranger on the A$1.6 billion green loans for Vector Metering in Australia and New Zealand.
- Financial advisor to Baytex Energy Corp. on its acquisition of Ranger Oil Corporation, an Eagle Ford company, for a transaction value of approximately $3.4 billion; joint bookrunner on a bridge facility, a revolver and a term loan in support of this transaction and active bookrunner on a US$800 million issue of notes to take out the bridge facility.
- Financial advisor to Copper Mountain Mining Corporation on their combination with Hudbay Minerals Inc. for a transaction value of approximately US$600 million.

2023 financial review

Revenue
($ billions)



Net income
($ millions)



Operating leverage
(%)



Average loans and acceptances
($ billions)



Average deposits
($ billions)



Average value-at-risk (VaR)
($ millions)



Revenue – Direct financial services
($ millions)



Our focus for 2024

To support our bank's long-term objectives, Capital Markets and Direct Financial Services remains focused on delivering profitable growth by deepening client relationships and collaborating with our partners across our bank to help make our clients' ambitions a reality. We will continue to do this by:

• Maintaining our focused approach to client coverage in Canada;

• Growing our North American platform by further expanding our U.S. reach and broadening the services offered to clients; and

• Strengthening our connectivity, technology and innovation efforts to bring more of our bank's offerings to our clients.

Results[1]

$ millions, for the year ended October 31	2023	2022
Revenue		
Global markets	$ 2,614	$ 2,322
Corporate and investment banking	1,637	1,700
Direct financial services	1,237	979
Total revenue [2]	5,488	5,001
Provision for (reversal of) credit losses		
Impaired	4	(31)
Performing	15	(31)
Provision for (reversal of) credit losses	19	(62)
Non-interest expenses	2,721	2,437
Income before income taxes	2,748	2,626
Income taxes [2]	762	718
Net income	$ 1,986	$ 1,908
Net income attributable to:		
Equity shareholders	$ 1,986	$ 1,908
Efficiency ratio	49.6 %	48.7 %
Operating leverage	(1.9)%	(4.4)%
Return on equity [3]	23.0 %	21.3 %
Average allocated common equity [3]	$ 8,638	$ 8,978
Average assets ($ billions) [4]	$ 287.6	$ 284.3
Average loans and acceptances ($ billions) [4]	$ 70.3	$ 62.5
Average deposits ($ billions) [4]	$ 118.4	$ 100.5
Full-time equivalent employees [5]	2,411	2,384

(1) For additional segmented information, see Note 30 to the consolidated financial statements.
(2) Revenue and income taxes are reported on a TEB. Accordingly, revenue and income taxes include a TEB adjustment of $254 million (2022: $211 million). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.
(3) For additional information, see the "Non-GAAP measures" section.
(4) Average balances are calculated as a weighted average of daily closing balances.
(5) In 2021, 79 full-time equivalent employees related to Simplii Financial's call centre operations were transferred to Capital Markets and Direct Financial Services from Corporate and Other, with no financial impact as the costs were previously allocated to Direct financial services.

Financial overview

Net income was up $78 million or 4% from 2022, primarily due to higher revenue, partially offset by higher non-interest expenses and a provision for credit losses in the current year compared with a provision reversal in the prior year.

Revenue

Revenue was up $487 million or 10% from 2022.

Global markets revenue was up $292 million or 13%, primarily due to higher fixed income, commodities and foreign exchange trading revenue, and higher financing revenue, partially offset by lower equity derivatives trading revenue.

Corporate and investment banking revenue was down $63 million or 4%, primarily due to lower gains from our investment portfolios, lower debt and equity underwriting activity, and lower advisory revenue, partially offset by higher corporate banking revenue.

Direct financial services revenue was up $258 million or 26%, primarily due to higher revenue from Simplii Financial, and growth in our foreign exchange and payments business, partially offset by lower trading volumes in direct investing.

Provision for (reversal of) credit losses

Provision for credit losses for 2023 was $19 million, compared with a provision reversal of $62 million in 2022. The current year included a provision for credit losses on performing loans due to unfavourable credit migration, while last year included a provision reversal due to a favourable change in our economic outlook. The current year included a modest provision for credit losses on impaired loans, while last year included a provision reversal on impaired loans mainly attributable to reversals in the oil and gas sector.

Non-interest expenses

Non-interest expenses were up $284 million or 12% from 2022, primarily due to higher spending on strategic initiatives, higher employee-related compensation, including from higher employee termination costs and performance-based compensation, and higher legal provisions in the current year.

Income taxes

Income taxes were up $44 million or 6% from 2022, due to increased taxes arising in part from the 2022 Canadian Federal budget, which included the 1.5% tax rate increase.

Average assets

Average assets were up $3.3 billion or 1% from 2022, primarily due to higher customer liabilities under acceptances, higher securities purchased under resale agreements and higher trading securities, partially offset by lower loan balances and lower derivative valuations.

Corporate and Other

Corporate and Other includes the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, Finance and Enterprise Strategy, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes the results of CIBC FirstCaribbean and other portfolio investments, as well as other income statement and balance sheet items not directly attributable to the business lines.

Results[1]

$ millions, for the year ended October 31	2023	2022
Revenue		
International banking	$ 956	$ 778
Other	(623)	(566)
Total revenue [2]	333	212
Provision for (reversal of) credit losses		
Impaired	40	59
Performing	(28)	(57)
Provision for credit losses	12	2
Non-interest expenses	2,297	1,407
Loss before income taxes	(1,976)	(1,197)
Income taxes [2]	(408)	(628)
Net income (loss)	$ (1,568)	$ (569)
Net income (loss) attributable to:		
Non-controlling interests	$ 38	$ 23
Equity shareholders	(1,606)	(592)
Full-time equivalent employees [3]	24,242	26,020

(1) For additional segmented information, see Note 30 to the consolidated financial statements.
(2) Revenue and income taxes of Capital Markets and Direct Financial Services are reported on a TEB. The equivalent amounts are offset in the revenue and income taxes of Corporate and Other. Accordingly, revenue and income taxes include a TEB adjustment of $254 million (2022: $211 million).
(3) Includes full-time equivalent employees for which the expenses are allocated to the business lines within the SBUs. The majority of the full-time equivalent employees for functional and support costs of CIBC Bank USA are included in the U.S. Commercial Banking and Wealth Management SBU.

Financial overview
Net loss was up $999 million from 2022, due to higher non-interest expenses and a higher provision for credit losses, partially offset by higher revenue.

Revenue
Revenue was up $121 million from 2022.

International banking revenue was up $178 million, primarily due to higher net interest margin and the impact of foreign exchange translation.

Other revenue was down $57 million, primarily due to a higher TEB adjustment and lower revenue from our strategic investments, partially offset by higher treasury revenue.

Provision for (reversal of) credit losses
Provision for credit losses was up $10 million from 2022. Provision reversal on performing loans was down as the same period last year included a favourable impact resulting from model parameter updates which reflected improved post-pandemic conditions. Provision for credit losses on impaired loans was down due to lower provisions in International banking.

Non-interest expenses
Non-interest expenses were up $890 million from 2022, mainly due to an increase in legal provisions, including those shown as an item of note, higher expenses in International banking, and higher employee terminations costs, partially offset by a pension plan amendment gain.

Income taxes
Income tax benefit was down $220 million from 2022, due to increased taxes arising in part from the 2022 Canadian Federal budget, which included the CRD tax and the 1.5% tax rate increase.

Financial condition

Review of condensed consolidated balance sheet

$ millions, as at October 31	2023	2022
Assets		
Cash and deposits with banks	$ 55,718	$ 63,861
Securities	211,348	175,879
Securities borrowed and purchased under resale agreements	94,835	84,539
Loans and acceptances	540,153	528,657
Derivative instruments	33,243	43,035
Other assets	40,422	47,626
	$ 975,719	$ 943,597
Liabilities and equity		
Deposits	$ 723,376	$ 697,572
Obligations related to securities lent, sold short and under repurchase agreements	113,865	97,308
Derivative instruments	41,290	52,340
Acceptances	10,820	11,586
Other liabilities	26,672	28,117
Subordinated indebtedness	6,483	6,292
Equity	53,213	50,382
	$ 975,719	$ 943,597

Assets

Total assets as at October 31, 2023 were up $32.1 billion or 3% from 2022, of which approximately $6 billion was due to the appreciation of the U.S. dollar.

Cash and deposits with banks decreased by $8.1 billion or 13%, primarily due to lower short-term placements in Treasury.

Securities increased by $35.5 billion or 20%, primarily due to increases in debt security portfolios in Treasury and in our trading businesses, and increases in equity trading securities.

Securities borrowed and purchased under resale agreements increased by $10.3 billion or 12%, primarily due to client-driven activities.

Net loans and acceptances increased by $11.5 billion or 2%, primarily due to increases in Canadian residential mortgages, business and government loans, which included the impact of foreign exchange translation, and the credit card portfolio. Further details on the composition of loans and acceptances are provided in the "Supplementary annual financial information" section and Note 5 to the consolidated financial statements.

Derivative instruments decreased by $9.8 billion or 23%, largely driven by decreases in foreign exchange and other commodity derivatives valuation, partially offset by an increase in interest rate derivatives valuation.

Other assets decreased by $7.2 billion or 15%, primarily due to decreases in collateral pledged for derivatives and broker receivables, partially offset by an increase in accrued interest receivable.

Liabilities

Total liabilities as at October 31, 2023 were up $29.3 billion or 3% from 2022, of which approximately $6 billion was due to the appreciation of the U.S. dollar.

Deposits increased by $25.8 billion or 4%, primarily due to increased wholesale funding, domestic retail volume growth, and business and government deposits. Further details on the composition of deposits are provided in the "Supplementary annual financial information" section and Note 10 to the consolidated financial statements.

Obligations related to securities lent, sold short and under repurchase agreements increased by $16.6 billion or 17%, primarily due to client-driven activities.

Derivative instruments decreased by $11.1 billion or 21%, largely driven by decreases in foreign exchange, other commodity, and equity derivatives valuation, partially offset by an increase in interest rate derivatives valuation.

Acceptances decreased by $0.8 billion or 7%, driven by client activities.

Other liabilities decreased by $1.4 billion or 5%, primarily due to decreases in collateral pledged for derivatives and broker payables, partially offset by an increase in accrued interest payable.

Subordinated indebtedness increased by $0.2 billion or 3%, primarily due to the issuance of subordinated indebtedness during the first and second quarters, partially offset by the redemption of subordinated indebtedness in the second quarter. For further details see the "Capital management" section.

Equity

Equity as at October 31, 2023 increased by $2.8 billion or 6% from 2022, primarily due to a net increase in retained earnings from net income that exceeded dividends and distributions and the issuance of common shares primarily related to our shareholder investment plan. For further details see the "Capital management" section.

Capital management

Our capital strength protects our depositors and creditors from risks inherent in our businesses. Our overall capital management objective is to maintain a strong and efficient capital base that:

- Acts as a buffer to absorb unexpected losses while providing sustainable returns to our shareholders;
- Enables our businesses to grow and execute on our strategy;
- Demonstrates balance sheet strength and our commitment to prudent balance sheet management; and
- Supports us in maintaining a favourable credit standing and raising additional capital or other funding on attractive terms.

We actively manage our capital to meet these objectives in support of our overall enterprise strategy. We also consider the economic outlook, and the overall operating environment when deploying our capital and may choose to operate with greater levels of capital based on our view of potential downside risks.

Capital management and planning framework

We maintain a capital management policy that establishes our capital management principles in the context of our risk appetite to support our capital management objectives. Our capital management policy is reviewed and approved by the Board of Directors (the Board) in support of our Internal Capital Adequacy Assessment Process (ICAAP). The policy includes guidelines that relate to capital strength, capital mix, dividends and return of capital, and unconsolidated capital adequacy of regulated entities, based on regulatory requirements and our risk appetite. The level of capital and capital ratios are continually monitored relative to our regulatory minimums and internal targets and the amount of capital required may change in relation to our business growth, risk appetite, and the business and regulatory environment.

Capital planning is a crucial element of our overall financial planning process and establishment of strategic objectives and is developed in accordance with the capital management policy. Each year, a capital plan and three-year outlook are developed as part of the financial plan, which establishes targets for the coming year and business plans to achieve those targets. The capital plan is also stress-tested as a part of our enterprise-wide stress testing process to ensure CIBC is adequately capitalized through severe but plausible stress scenarios (see the "Enterprise-wide stress testing" section for further details). Our capital position and forecasts are monitored throughout the year and assessed against the capital plan.

The Board, with endorsement from the Risk Management Committee (RMC), provides oversight of CIBC's capital management through the approval of our risk appetite, capital policy and plan. The RMC and the Board are provided with regular updates on our capital position including performance to date, updated forecasts, and any material regulatory developments that may impact our future capital position. Treasury is responsible for the overall management of capital including planning, forecasting, and execution of the plan, with senior management oversight provided by the Global Asset Liability Committee (GALCO).

Enterprise-wide stress testing

We perform enterprise-wide stress testing on at least an annual basis. The results are an integral part of our ICAAP, as defined by Pillar 2 of the Basel III Accord, wherein we identify and measure our risks on an ongoing basis in order to ensure that the capital available is sufficient to cover all risks across CIBC, including the impacts of stress testing. We maintain a process that determines plausible but stressed economic scenarios such as global recessions and housing price shocks, and then apply these stress scenarios to our bank-wide exposures to determine the impact on the consolidated statement of income, RWA requirements, and consequently, key capital ratios. This helps us analyze the potential risks within our portfolios and establish prudent capital levels in excess of the regulatory minimum requirements. All of the elements of capital are monitored throughout the year and the capital plan is adjusted as appropriate.

Management determines the range of scenarios to be tested. Macroeconomic stress test scenarios are designed to be both severe and plausible and designed to be consistent with OSFI's stress testing framework to ensure that they are comprehensive.

The following diagram summarizes the enterprise-wide stress testing process including the development of scenarios, identification of risk drivers and linkages to our other bank-wide ICAAP processes. The process includes syndication with our economists and lines of business to ensure scenarios are relevant to our businesses and there is a consistent interpretation of the scenarios across CIBC.


Enterprise-wide Stress Testing
Scenario Development
• Develop macroeconomic scenarios relevant to the current and projected business cycle including emerging risks
Risk Identification/Modelling
• Identification of relevant risk drivers
• Development and validation of stress models and parameters
Translation of financial and macroeconomic factors (e.g., GDP, unemployment, yield curve, etc.)
Quantify impacts
Credit
Market
Operational
Liquidity
Earnings
Other
Aggregate results
Evaluate and review bank-wide impacts
Earnings
Capital Impacts
Funding and Liquidity
Linkages
Internal Capital Adequacy Assessment Process (ICAAP)
Risk Appetite
Capital Management and Planning
Financial Management and Planning
Liquidity Management
Recovery and Resolution Planning
Risk Management

Stress test scenarios are designed to capture a wide range of macroeconomic and financial variables that are relevant to assess the impact on our specific portfolios. This includes, for example, GDP, unemployment, house prices, interest rates and equity prices.

The stress testing process is comprehensive, using a bottoms-up analysis of each of our bank-wide portfolios, and the results are analyzed on a product, location and sector basis. Our stress testing approach combines the use of statistical models and expert judgment to ensure the results are reasonable in estimating the impacts of the stress scenarios.

Stress testing methodologies and results are subject to a detailed review and challenge from both our lines of business and Risk Management. Stress testing results are presented for review to the RMC and are also shared with the Board and OSFI. The results of our enterprise-wide stress testing are used to highlight any vulnerabilities and ensure we remain well capitalized against regulatory and management expectations.

A key objective of the enterprise-wide stress tests is to identify key areas of exposure and foster discussion of management actions that would be taken to mitigate the impact of stress scenarios. Contingency planning and strategies for extreme stress scenarios are included in the development and maintenance of CIBC's recovery and resolution plans. These plans include credible remedial actions that may be considered to counteract and recover from stress, or promote CIBC's orderly resolution with limited systemic impacts. Additional information on stress testing is provided in the "Management of risk" section.

Recovery plan

FRFIs must maintain robust and credible recovery plans that identify options to restore financial strength and viability when under severe stress. CIBC continues to maintain and update its recovery plan in line with OSFI requirements and industry best practices.

Resolution plan

The Canada Deposit Insurance Corporation (CDIC) Resolution Planning By-law establishes a statutory framework pursuant to which domestic systemically important banks (D-SIBs) submit and maintain resolution plans that are critical to support resolvability and financial sector stability. CDIC, Canada's resolution authority for its member institutions, including D-SIBs, has issued guidance for the development, maintenance and testing of comprehensive resolution plans and related strategies to demonstrate their operational capability, thus ensuring resolvability can be achieved in an orderly fashion. CIBC's resolution plan has been developed and maintained in alignment with guidance and is in compliance with CDIC's Resolution Planning By-law.

Regulatory capital and total loss absorbing capacity (TLAC) requirements

Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI, which are based upon the capital standards developed by the BCBS.

Regulatory capital consists of CET1, Tier 1 and Tier 2 capital. Qualifying regulatory capital instruments must be capable of absorbing loss at the point of non-viability of the financial institution.

The tiers of regulatory capital indicate increasing quality/permanence and the ability to absorb losses. The major components of our regulatory capital are summarized as follows:



Higher quality
Lower quality

CET1 capital
- Common equity (retained earnings, common shares and stock surplus)
- Accumulated other comprehensive income (AOCI)[(1)]
- Qualifying instruments issued by a consolidated banking subsidiary to third parties
- Less regulatory deductions for items such as:
  - ➢ Goodwill and other intangible assets
  - ➢ Deferred tax assets
  - ➢ Net assets related to defined benefit pension plans
  - ➢ Certain investments

Additional Tier 1 (AT1) capital
- Non-viability contingent capital (NVCC) preferred shares
- Limited recourse capital notes
- Qualifying instruments issued by a consolidated subsidiary to third parties

Tier 2 capital
- NVCC subordinated indebtedness
- Eligible general allowance
- Qualifying instruments issued by a consolidated subsidiary to third parties

Tier 1 capital
Total capital

(1) Excluding AOCI relating to cash flow hedges and changes to fair value option (FVO) liabilities attributable to changes in own credit risk.

OSFI requires all institutions to achieve target capital ratios which include buffers. Targets may be higher for certain institutions at OSFI's discretion. CIBC has been designated by OSFI as a domestic systemically important bank (D-SIB) in Canada. D-SIBs are subject to a CET1 surcharge equal to 1.0% of RWA. In addition, OSFI expects D-SIBs to hold a Domestic Stability Buffer (DSB) requirement intended to address Pillar 2 risks that are not adequately captured in the Pillar 1 capital requirements. The DSB was 3.0% as of October 31, 2023, which was increased from 2.5% effective February 1, 2023, but can range from 0% to 4.0% of RWA (see the "Continuous enhancement to regulatory capital and TLAC requirements" section for additional details). Additionally, banks need to hold an incremental countercyclical capital buffer equal to their weighted-average buffer requirement in Canada and across certain other jurisdictions where they have private sector credit exposures.

In addition, the Basel III capital standards include a non-risk-based capital metric, the leverage ratio, to supplement risk-based capital requirements. The leverage ratio is defined as Tier 1 capital divided by the leverage ratio exposure. The leverage ratio exposure is defined under the standards as the sum of:

(i) On-balance sheet assets less Tier 1 capital regulatory adjustments;
(ii) Derivative exposures;
(iii) Securities financing transaction exposures; and
(iv) Off-balance sheet exposures (such as commitments, direct credit substitutes, letters of credit, and securitization exposures).

Under OSFI's TLAC guideline, D-SIBs are required to maintain a supervisory target TLAC ratio (which builds on the risk-based capital ratios) and a minimum TLAC leverage ratio (which builds on the leverage ratio). TLAC is defined as the aggregate of total capital and other TLAC instruments primarily comprised of bail-in eligible instruments with a residual maturity greater than 365 days. TLAC is required to ensure that a non-viable D-SIB has sufficient loss absorbing capacity to support its recapitalization. This would, in turn, facilitate an orderly resolution of the D-SIB while minimizing adverse impacts on the financial sector stability and taxpayers.

OSFI's current regulatory capital and TLAC targets are summarized below. Targets may be higher for certain institutions at OSFI's discretion. We are in compliance with all current capital, leverage and TLAC requirements imposed by OSFI.

As at October 31, 2023	Minimum	Capital conservation buffer	D-SIB buffer	Pillar 1 targets [(1)]	Domestic Stability Buffer [(2)]	Target including all buffer requirements
CET1 ratio	4.5 %	2.5 %	1.0 %	8.0 %	3.0 %	11.0 %
Tier 1 capital ratio	6.0 %	2.5 %	1.0 %	9.5 %	3.0 %	12.5 %
Total capital ratio	8.0 %	2.5 %	1.0 %	11.5 %	3.0 %	14.5 %
Leverage ratio [(3)]	3.0 %	n/a	0.5 %	3.5 %	n/a	3.5 %
TLAC ratio	18.0 %	2.5 %	1.0 %	21.5 %	3.0 %	24.5 %
TLAC leverage ratio [(3)]	6.75 %	n/a	0.5 %	7.25 %	n/a	7.25 %

(1) The countercyclical capital buffer applicable to CIBC is insignificant as at October 31, 2023.
(2) On June 20, 2023, OSFI announced an increase to the DSB from 3.0% to 3.5%, effective November 1, 2023. See the "Continuous enhancement to regulatory capital and TLAC requirements" section for additional details.
(3) Effective February 1, 2023, D-SIBs are required to hold a buffer that is set at 50% of a D-SIB's higher-loss absorbency risk-weighted requirements, which is 0.5% for the leverage ratio and the TLAC leverage ratio.
n/a Not applicable.

Capital adequacy requirements are applied on a consolidated basis consistent with our financial statements, except for our insurance subsidiaries (CIBC Cayman Reinsurance Limited and CIBC Life Insurance Company Limited), which are excluded from the regulatory scope of consolidation. The basis of consolidation applied to our financial statements is described in Note 1 to the consolidated financial statements. CIBC Life Insurance Company Limited is subject to OSFI's Life Insurance Capital Adequacy Test.

Risk-weighted assets

The following table provides a summary of permissible regulatory capital approaches and those adopted by CIBC:

Risk category	Permissible regulatory capital approaches	Approach adopted by CIBC
Credit risk[1]	Basel provides three approaches for calculating credit risk capital requirements: • Standardized approach (SA) • Foundation internal ratings-based (FIRB) • Advanced internal ratings-based (AIRB) OSFI expects financial institutions in Canada with Total capital in excess of $5 billion to use the internal ratings-based (IRB) approach for all material portfolios and credit businesses.	We have adopted the IRB (FIRB and AIRB) approach for the majority of our credit portfolios. Under this methodology, we utilize our own internal estimates to determine probability of default (PD), and maturity and either regulatory prescribed (FIRB), or internal (AIRB) estimates for loss given default (LGD) and exposure at default (EAD). We utilize the standardized approach for CIBC FirstCaribbean, CIBC Bank USA, and certain credit card portfolios. We periodically review portfolios under the standardized approach for consideration of adoption of the IRB approach.
	OSFI provides two approaches for calculating counterparty credit risk (CCR) for derivatives transactions: • Standardized approach (SA-CCR) • Internal model method (IMM)	CIBC applies the IMM approach for calculating CCR exposure for qualifying derivative transactions. Certain transactions are under the SA-CCR approach.
	OSFI provides four approaches for calculating CCR for repo-style transactions: • Comprehensive approach, with supervisory haircuts • Comprehensive approach, with own estimate haircuts • Repo VaR approach • IMM	The comprehensive approach, with supervisory haircuts, is used for credit risk mitigation for repo-style transactions.
	Permitted approaches for equity positions in the banking book (which includes equity investments in funds) include: • Standardized • Market-based • Look-through • Mandate-based • Fall-back	We use the standardized approach for equity positions in the banking book and both the look-through and mandate-based approaches for equity investments in funds.
	Basel provides the following approaches for calculating capital requirements for securitization positions: • Internal ratings-based approach (SEC-IRBA) • Internal assessment approach (SEC-IAA) • External ratings-based approach (SEC-ERBA) • Standardized approach (SEC-SA)	We use SEC-IRBA, SEC-IAA, SEC-ERBA and SEC-SA for securitization exposures in the banking book.
Market risk	Market risk capital requirements can be determined under the following approaches: • Standardized approach • IMM approach Internal models involve the use of internal VaR models to measure market risk and determine the appropriate capital requirement. The stressed VaR and incremental risk charge (IRC) also form part of the internal models approach.	We predominantly use the internal models approach to calculate market risk capital. Our internal market risk models comprise VaR, stressed VaR, IRC and a capital charge for risk not captured in VaR. We also use SEC-ERBA for trading book securitization positions under the standardized approach.
Operational risk	Operational risk capital requirements can be determined under the following approaches: • Standardized approach • Simplified standardized approach (SSA)	We use the standardized approach based on OSFI rules to calculate operational risk capital. The standardized approach was revised in the second quarter of 2023 as detailed below.

(1) Includes CCR.

We also calculate a capital floor based on the standardized approaches. If our capital requirement is lower than that calculated by reference to the standardized approaches with a floor adjustment factor applied, currently at 65%, an adjustment to our RWA would be required. See the "Continuous enhancement to regulatory capital and TLAC requirements" section for additional details, including with respect to expected floor adjustments over the next three years. In October 2023, we obtained approval from OSFI to apply the IRB approach for the majority of our credit portfolios within CIBC Bank USA, which we expect to apply in the first quarter of 2024.

Continuous enhancement to regulatory capital and TLAC requirements

The BCBS and OSFI have published a number of proposals for changes to the existing regulatory capital requirements to strengthen the regulation, supervision, and practices of banks, with the overall objective of enhancing financial stability. The discussion below provides a summary of Basel III reforms and revised Pillar 3 disclosure requirements and BCBS and OSFI publications that have been issued since our 2022 Annual Report.

Basel III reforms and revised Pillar 3 disclosure requirements

On January 31, 2022, OSFI released final capital, leverage, liquidity and disclosure guidelines that incorporate the final Basel III reforms, as well as certain updates to the treatment of credit valuation adjustments (CVA), market risk hedges of other valuation adjustments of over-the-counter (OTC) derivatives and management of operational risk. Primary changes include:

- Revisions to both the IRB approach and standardized approach to credit risk;
- Revised operational risk framework based on income and historical operational losses;
- Revised market risk and CVA frameworks;
- Updated CET1 capital deductions for certain assets;
- An updated capital output floor based on the revised standardized approach noted above, with the phase-in of the floor adjustment factor over three years at 65.0% commencing in the second quarter of 2023 and rising 2.5% per year to 72.5% in the first quarter of 2026;
- Modification to the leverage ratio framework, including a buffer requirement for D-SIBs; and
- Enhancements to the LAR Guideline, including changes to net cumulative cash flow (NCCF) requirements.

These changes were implemented in the second quarter of 2023, with the exceptions of revisions to the CVA and market risk frameworks, which will be implemented in the first quarter of 2024. In addition, related revisions to existing Pillar 3 disclosure requirements were implemented in the second quarter of 2023, and new Pillar 3 disclosures were implemented in the fourth quarter of 2023 for D-SIBs. The impact to the CET1 ratio from the Basel III reforms are noted below in the "Regulatory capital, leverage and TLAC ratios" section.

On November 11, 2021, the BCBS published "Revisions to market risk disclosure requirements", which included a number of adjustments to reflect the revised market risk framework introduced in January 2019. OSFI requires implementation of the 2019 market risk framework in the first quarter of 2024.

On November 14, 2023, OSFI released the final amendments to the Pillar 3 Disclosure Guidelines to incorporate the market risk and CVA risk disclosures of the Basel Framework. These amendments are applicable for D-SIBs designated by OSFI to apply the market risk framework of the Capital Adequacy Requirements Guideline and will be effective for CIBC for the fiscal year-end 2024 reporting period.

Domestic Stability Buffer

On December 8, 2022, OSFI increased the upper limit of the DSB's range from 2.5% to 4.0% of total RWA in response to existing market conditions and elevated economic uncertainties. The DSB was 3.0% as of July 31, 2023, which was increased from 2.5% effective February 1, 2023. On June 20, 2023, OSFI further announced an increase to the DSB from 3.0% to 3.5%, effective November 1, 2023. As a result, OSFI's target capital ratios, including all buffers, for CET1, Tier 1 and Total capital will increase to 11.5%, 13.0% and 15.0% respectively, effective November 1, 2023.

Parental Stand-Alone (Solo) TLAC Framework

On September 12, 2023, OSFI published final guideline for the Solo TLAC Framework for D-SIBs with an implementation date of November 1, 2023. The Solo TLAC ratio is built on the risk-based TLAC ratio set out in the TLAC Guideline and the risk-based capital ratios described in the CAR Guideline. The risk-based Solo TLAC ratio will be the primary basis used by OSFI to measure the sufficiency of loss capacity that is readily available to the parent bank on a stand-alone, legal entity basis.

We continue to monitor and prepare for developments impacting regulatory capital and TLAC requirements and disclosures.

Regulatory capital, leverage and TLAC ratios[1]

The components of our regulatory capital and ratios under Basel III are presented in the table below:

$ millions, as at October 31	2023	2022
Common Equity Tier 1 (CET1) capital: instruments and reserves		
Directly issued qualifying common share capital plus related stock surplus	$ 16,191	$ 14,841
Retained earnings	30,402	28,823
AOCI (and other reserves)	1,463	1,594
Common share capital issued by subsidiaries and held by third parties (amount allowed in group CET1)	102	107
CET1 capital before regulatory adjustments	48,158	45,365
CET1 capital: regulatory adjustments		
Prudential valuation adjustments	5	23
Goodwill (net of related tax liabilities)	5,344	5,268
Other intangibles other than mortgage-servicing rights (net of related tax liabilities)	2,384	2,289
Deferred tax assets excluding those arising from temporary differences (net of related tax liabilities)	9	15
Defined benefit pension fund net assets (net of related tax liabilities)	793	1,071
Other deductions or regulatory adjustments to CET1 as determined by OSFI [1]	–	(170)
Other	(704)	(136)
Total regulatory adjustments to CET1 capital	7,831	8,360
CET1 capital	40,327	37,005
Additional Tier 1 (AT1) capital: instruments		
Directly issued qualifying AT1 instruments plus related stock surplus [2]	4,925	4,923
AT1 instruments issued by subsidiaries and held by third parties (amount allowed in AT1)	18	18
AT1 capital	4,943	4,941
Tier 1 capital (T1 = CET1 + AT1)	45,270	41,946
Tier 2 capital: instruments and provisions		
Directly issued qualifying Tier 2 instruments plus related stock surplus [3]	5,888	5,716
Tier 2 instruments issued by subsidiaries and held by third parties (amount allowed in Tier 2)	23	25
General allowances	938	576
Tier 2 capital (T2)	6,849	6,317
Total capital (TC = T1 + T2)	$ 52,119	$ 48,263
RWA consisting of:		
Credit risk	$ 274,714	$ 273,076
Market risk	8,004	9,230
Operational risk	43,402	33,328
Total RWA	$ 326,120	$ 315,634
Capital ratios		
CET1 ratio	12.4 %	11.7 %
Tier 1 capital ratio	13.9 %	13.3 %
Total capital ratio	16.0 %	15.3 %
Leverage ratios		
Leverage ratio exposure [4]	$ 1,079,103	$ 961,791
Leverage ratio [4]	4.2 %	4.4 %
TLAC ratio and TLAC leverage ratio		
TLAC available	$ 100,176	$ 95,136
TLAC ratio	30.7 %	30.1 %
TLAC leverage ratio [4]	9.3 %	9.9 %

(1) The 2022 results included the impact of the ECL transitional arrangement announced by OSFI on March 27, 2020, which resulted in a portion of ECL allowances that would otherwise be included in Tier 2 capital qualifying for inclusion in CET1 capital subject to certain scalars and limitations. The transitional arrangement was no longer applicable beginning in the first quarter of 2023. The 2023 results reflect the impacts from the implementation of Basel III reforms that became effective as of February 1, 2023 (see the "Continuous enhancement to regulatory capital and TLAC requirements" section for additional details).
(2) Comprised of non-viability contingent capital (NVCC) preferred shares and Limited Recourse Capital Notes (LRCN).
(3) Comprised of certain debentures which qualify as NVCC.
(4) The temporary exclusion of Central bank reserves from the leverage ratio exposure measure in response to the onset of the COVID-19 pandemic was no longer applicable beginning in the second quarter of 2023.

CET1 ratio

The CET1 ratio at October 31, 2023 increased 0.7% from October 31, 2022, driven by the impact of an increase in CET1 capital, partially offset by an increase in RWA.

The increase in CET1 capital was mainly due to internal capital generation (net income less dividends and distributions) and an increase in common shares primarily related to our shareholder investment plan.

The increase in RWA was due to an increase in operational risk and credit risk RWA, partially offset by a decrease in market risk RWA. The increase in operational risk RWA was mainly from the treatment of legal provisions under the revised operational risk framework pursuant to the Basel III reforms implemented in the second quarter of 2023. There was a net increase in credit risk RWA from an increase in asset size, the net impact of foreign currency translation, model updates and portfolio migration. This was partially offset by the implementation of the Basel III reforms, and the benefit of a risk transfer transaction. The decrease in market risk RWA was largely the result of a decrease in risk levels and model updates. For additional information, see the "Components of risk-weighted assets" section.

Tier 1 capital ratio

The Tier 1 capital ratio at October 31, 2023 increased 0.6% from October 31, 2022, primarily due to the factors affecting the CET1 ratio noted above.

Total capital ratio

The Total capital ratio at October 31, 2023 increased 0.7% from October 31, 2022, primarily due to the factors affecting the Tier 1 capital ratio noted above and a net increase in NVCC subordinated debentures and eligible allowances included in Tier 2 capital. See the "Capital initiatives" section below for further details.

Leverage ratio

The leverage ratio at October 31, 2023, decreased 0.2% from October 31, 2022, as the impact of an increase in Tier 1 capital was more than offset by the impact of an increase in leverage ratio exposure. The increase in leverage ratio exposure was primarily driven by the discontinuation of the temporary exclusion of Central bank reserves from the on-balance sheet exposure measure.

TLAC ratio and TLAC leverage ratio

The TLAC ratio at October 31, 2023 increased 0.6% from October 31, 2022, driven by an increase in TLAC, partially offset by an increase in RWA. The increase in TLAC was primarily a result of higher total capital due to the factors noted above and issuances of bail-in eligible liabilities.

The TLAC leverage ratio at October 31, 2023 decreased 0.6% from October 31, 2022, primarily due to the factors affecting the leverage ratio exposure as noted above, partially offset by an increase in TLAC.

Movement in total regulatory capital

Changes in regulatory capital under Basel III are presented in the table below:

$ millions, for the year ended October 31	2023	2022
CET1 capital		
Balance at beginning of year	$ 37,005	$ 33,751
Shares issued in lieu of cash dividends (add back)	1,155	153
Other issue of common shares	203	248
Purchase of common shares for cancellation	–	(29)
Premium on purchase of common shares for cancellation	–	(105)
Net income attributable to equity shareholders	4,995	6,220
Dividends and distributions	(3,416)	(3,125)
Change in AOCI balances		
Currency translation differences	351	1,753
Securities measured at FVOCI	228	(889)
Cash flow hedges [1]	(364)	(799)
Fair value change of FVO liabilities attributable to changes in credit risk	(106)	262
Post-employment defined benefit plans	(240)	198
Removal of own credit spread (net of tax)	197	(468)
Shortfall of allowance to expected losses	–	–
Goodwill and other intangible assets (deduction, net of related tax liabilities)	(171)	(943)
Other, including regulatory adjustments and transitional arrangements [1][2]	490	778
CET1 capital balance at end of year	$ 40,327	$ 37,005
AT1 capital		
Balance at beginning of year	$ 4,941	$ 4,593
AT1 eligible capital issues	–	1,400
Impact of the cap on inclusion for instruments subject to phase out [3]	–	(251)
Redeemed capital	–	(800)
Other, including regulatory adjustments	2	(1)
AT1 capital balance at end of year	$ 4,943	$ 4,941
Tier 2 capital		
Balance at beginning of year	$ 6,317	$ 5,858
New Tier 2 eligible capital issues	1,750	1,000
Redeemed capital	(1,500)	–
Impact of the cap on inclusion for instruments subject to phase out	–	(451)
Other, including change in regulatory adjustments [2]	282	(90)
Tier 2 capital balance at end of year	$ 6,849	$ 6,317
Total capital balance at end of year	$ 52,119	$ 48,263

(1) Net change in cash flow hedges is included in "Change in AOCI balances" then derecognized in "Other, including regulatory adjustments and transitional arrangements".
(2) The 2022 results included the impact of the ECL transitional arrangement announced by OSFI on March 27, 2020, which results in a portion of ECL allowances that would otherwise be included in Tier 2 capital qualifying for inclusion in CET1 capital subject to certain scalars and limitations. The transitional arrangement was no longer applicable, beginning in the first quarter of 2023. The 2023 results reflect the impacts from the implementation of Basel III reforms that became effective as of February 1, 2023 (see the "Continuous enhancement to regulatory capital and TLAC requirements" section for additional details).
(3) On November 1, 2021, CIBC Capital Trust, a trust wholly owned by CIBC, redeemed all $300 million of its Tier 1 Notes – Series B, of which $251 million was recognized as AT1 capital as at October 31, 2021.

Components of risk-weighted assets

The components of our RWA and corresponding minimum total capital requirements are presented in the table below:

$ millions, as at October 31		**2023**	
		RWA [1]	**Minimum total capital required** [2]
Credit risk [3]			
Standardized approach			
Corporate	$	**43,124**	$ **3,450**
Sovereign		**2,140**	**171**
Banks		**219**	**18**
Real estate secured personal lending		**1,951**	**156**
Commercial real estate		**14,159**	**1,133**
Other retail		**3,864**	**309**
Trading book		**3,168**	**253**
Equity		**140**	**11**
Securitization [4][5]		**2,916**	**233**
CCP		**558**	**45**
CVA		**5,949**	**476**
Other credit RWA		**13,312**	**1,065**
		91,500	**7,320**
AIRB approach [6]			
Corporate		**49,732**	**3,979**
Sovereign [7]		**5,579**	**446**
Banks		**–**	**–**
Real estate secured personal lending		**34,323**	**2,746**
Commercial real estate		**21,585**	**1,727**
Qualifying revolving retail		**16,661**	**1,333**
Other retail		**11,739**	**939**
Trading book		**686**	**55**
Securitization [4][5]		**3,728**	**299**
		144,033	**11,524**
FIRB approach [6]			
Corporate		**31,627**	**2,530**
Sovereign [7]		**–**	**–**
Banks		**3,270**	**262**
Real estate secured personal lending		**–**	**–**
Commercial real estate		**155**	**12**
Other retail		**–**	**–**
Trading book		**4,129**	**330**
		39,181	**3,134**
Total credit risk		**274,714**	**21,978**
Market risk (Internal Models and IRB Approach)			
VaR		**1,538**	**123**
Stressed VaR		**4,829**	**386**
Incremental risk charge		**1,274**	**102**
Securitization and other		**363**	**29**
Total market risk		**8,004**	**640**
Operational risk		**43,402**	**3,472**
Total RWA	$	**326,120**	$ **26,090**

(1) Effective in the first quarter of 2023, RWAs have been calculated in accordance with the Basel III reforms.
(2) Refers to the minimum standard established by the BCBS before the application of the capital conservation buffer and any other capital buffers that may be established by regulators from time to time. It is calculated by multiplying RWA by 8%.
(3) Credit risk includes CCR, which comprises derivative and repo-style transactions. Credit risk for CIBC Bank USA and CIBC FirstCaribbean are calculated under the standardized approach.
(4) Beginning in the first quarter of 2023, includes a change in methodology that resulted in certain exposures previously subject to AIRB, now being included under the standardized securitization approach.
(5) Includes securitization exposures that are risk-weighted at 1250%.
(6) Includes RWA relating to certain commercial loans which are determined using the supervisory slotting approach.
(7) Includes residential mortgages insured by Canada Mortgage and Housing Corporation (CMHC), an agency of the Government of Canada, and government-guaranteed student loans.

$ millions, as at October 31			2022	
			RWA [1]	Minimum total capital required [2]
Credit risk [3]				
Standardized approach				
Corporate	$	56,160	$	4,493
Sovereign		1,446		116
Banks		446		36
Real estate secured personal lending		2,467		197
Other retail		3,824		306
Trading book		101		8
Equity		810		65
Securitization		557		44
		65,811		5,265
AIRB approach [4]				
Corporate		108,472		8,678
Sovereign [5]		3,478		278
Banks		3,663		293
Real estate secured personal lending		27,396		2,192
Qualifying revolving retail		14,591		1,167
Other retail		11,358		909
Equity		686		55
Trading book		5,354		428
Securitization		1,810		145
Adjustment for scaling factor		10,500		840
		187,308		14,985
Other credit RWA [6]		13,261		1,061
Total credit risk (before adjustment for CVA phase-in)		266,380		21,311
Market risk (Internal Models and IRB Approach)				
VaR		921		74
Stressed VaR		4,002		320
Incremental risk charge		1,426		114
Securitization and other		2,881		230
Total market risk		9,230		738
Operational risk		33,328		2,666
Total RWA before adjustments for CVA phase-in	$	308,938	$	24,715
CVA capital charge				
Total RWA	$	6,696	$	536
Total RWA after adjustments for CVA phase-in				
Total RWA	$	315,634	$	25,251

(1) Amounts are inclusive of a 6% scaling factor adjustment that applies to IRB exposures, except for exposures related to asset securitization.
(2) Refers to the minimum standard established by the BCBS before the application of the capital conservation buffer and any other capital buffers that may be established by regulators from time to time. It is calculated by multiplying RWA by 8%.
(3) Credit risk includes CCR, which comprises derivative and repo-style transactions. Credit risk for CIBC Bank USA and CIBC FirstCaribbean are calculated under the standardized approach.
(4) Includes RWA relating to equity investments in funds and certain commercial loans which are determined using the supervisory slotting approach.
(5) Includes residential mortgages insured by Canada Mortgage and Housing Corporation (CMHC), an agency of the Government of Canada, and government-guaranteed student loans.
(6) Comprises RWA relating to derivative and repo-style transactions cleared through qualified central counterparties (QCCPs), settlement risk, and other assets that are subject to the credit risk framework but are not included in the standardized or IRB frameworks, including other balance sheet assets that are risk-weighted at 100%, significant investments in the capital of non-financial institutions that are risk-weighted at 1,250%, and amounts below the thresholds for deduction that are risk-weighted at 250%.

Share split

In February 2022, CIBC's Board of Directors approved a two-for-one share split (Share Split) of CIBC's issued and outstanding common shares to be effected through an amendment to CIBC's by-laws. On April 7, 2022, CIBC shareholders approved the Share Split. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to the beginning of 2022.

Capital initiatives

The following were the main capital initiatives undertaken since our 2022 Annual Report:

Normal Course Issuer Bid (NCIB)
Our normal course issuer bid expired on December 12, 2022. Under this bid, we purchased and cancelled 1,800,000 common shares at an average price of $74.43 for a total amount of $134 million during the first quarter of 2022.

Employee share purchase plan
Pursuant to the employee share purchase plan, we issued 3,081,055 common shares (on a post share split basis) for consideration of $176 million for the year ended October 31, 2023.

Shareholder investment plan
Pursuant to the shareholder investment plan, we issued 21,455,322 common shares (on a post share split basis) for consideration of $1,155 million for the year ended October 31, 2023.

Dividends

Our quarterly common share dividend was increased from $0.85 per share to $0.87 per share for the quarter ending July 31, 2023.

On November 29, 2023, the CIBC Board of Directors approved an increase in our quarterly common share dividend from $0.87 per share to $0.90 per share for the quarter ending January 31, 2024.

Common and preferred share dividends are declared quarterly at the discretion of the Board. The declaration and payment of dividends is governed by Section 79 of the *Bank Act* (Canada), the terms of the preferred shares, as explained in Note 15 to the consolidated financial statements.

Subordinated indebtedness

On January 20, 2023, we issued $1.0 billion principal amount of 5.33% Debentures due January 20, 2033. The Debentures bear interest at a fixed rate of 5.33% per annum (paid semi-annually) until January 20, 2028, and at Daily Compounded Canadian Overnight Repo Rate Average (CORRA) plus 2.37% per annum (paid quarterly) thereafter until maturity on January 20, 2033. These debentures qualify as Tier 2 capital.

On April 4, 2023, we redeemed $1.5 billion principal amount of 3.45% Debentures due April 4, 2028. In accordance with their terms, the Debentures were redeemed at 100% of their principal amount, together with accrued and unpaid interest thereon.

On April 20, 2023, we issued $750 million principal amount of 5.35% Debentures due April 20, 2033. The Debentures bear interest at a fixed rate of 5.35% per annum (paid semi-annually) until April 20, 2028, and at Daily Compounded CORRA plus 2.23% per annum (paid quarterly) thereafter until maturity on April 20, 2033. These debentures qualify as Tier 2 capital.

Non-cumulative Rate Reset Class A Preferred Shares Series 47 (NVCC)

Holders of the Non-cumulative Rate Reset Class A Preferred Shares Series 47 (NVCC) (Series 47 shares) had the option to convert their shares into Non-cumulative Floating Rate Class A Preferred Shares Series 48 (NVCC) (Series 48 shares) on a one-for-one basis on January 31, 2023. As the conditions for conversion were not met, no Series 48 shares were issued, and all of the Series 47 shares remain outstanding. The dividend on the Series 47 shares was reset to 5.878%, payable quarterly as and when declared by the Board, effective for the five-year period commencing January 31, 2023.

See the "Outstanding share data" section below and Note 15 to our consolidated financial statements for further details.

Outstanding share data

The table below provides a summary of our outstanding shares, NVCC capital instruments, and the maximum number of common shares issuable on conversion/exercise:

$ millions, except number of shares and per share amounts, as at November 24, 2023	Shares outstanding Number of shares	Amount	Minimum conversion price per common share [1]	Maximum number of common shares issuable on conversion/exercise
Common shares	931,244,289	$ 16,089		
Treasury shares – common shares	(51,692)	(3)		
Preferred shares [2][3]				
Series 39 (NVCC)	16,000,000	$ 400	$ 2.50	160,000,000
Series 41 (NVCC)	12,000,000	300	2.50	120,000,000
Series 43 (NVCC)	12,000,000	300	2.50	120,000,000
Series 47 (NVCC)	18,000,000	450	2.50	180,000,000
Series 49 (NVCC)	13,000,000	325	2.50	130,000,000
Series 51 (NVCC)	10,000,000	250	2.50	100,000,000
Series 56 (NVCC)	600,000	600	2.50	240,000,000
Treasury shares – preferred shares [2][3]	(18)	–		
Limited recourse capital notes [3][4]				
4.375% Limited recourse capital notes Series 1 (NVCC)	n/a	750	2.50	300,000,000
4.000% Limited recourse capital notes Series 2 (NVCC)	n/a	750	2.50	300,000,000
7.150% Limited recourse capital notes Series 3 (NVCC)	n/a	800	2.50	320,000,000
Subordinated indebtedness [3][5]				
2.95% Debentures due June 19, 2029 (NVCC)	n/a	1,500	2.50	900,000,000
2.01% Debentures due July 21, 2030 (NVCC)	n/a	1,000	2.50	600,000,000
1.96% Debentures due April 21, 2031 (NVCC)	n/a	1,000	2.50	600,000,000
4.20% Debentures due April 7, 2032 (NVCC)	n/a	1,000	2.50	600,000,000
5.33% Debentures due January 20, 2033 (NVCC)	n/a	1,000	2.50	600,000,000
5.35% Debentures due April 20, 2033 (NVCC)	n/a	750	2.50	450,000,000
Stock options outstanding				14,657,255

(1) The minimum conversion price per common share for CIBC's outstanding NVCC instruments, including NVCC preferred shares, NVCC subordinated debentures and NVCC LRCN have been adjusted from $5.00 to $2.50 to account for the Share Split in accordance with the terms and conditions of the NVCC instruments.

(2) Upon the occurrence of a Trigger Event, each share is convertible into a number of common shares, determined by dividing the par value of $25.00 ($1,000 in the case of Series 56 shares) plus declared and unpaid dividends by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per share (subject to adjustment in certain events as defined in the relevant prospectus supplement, including a share split). Preferred shareholders do not have the right to convert their shares into common shares.

(3) The maximum number of common shares issuable on conversion excludes the impact of declared but unpaid dividends and accrued interest.

(4) Upon the occurrence of a Trigger Event, the Series 53, 54 and 55 Preferred Shares held in the Limited Recourse Trust in support of the LRCN are convertible into a number of common shares, determined by dividing the par value of $1,000 by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per common share (subject to adjustment in certain events as defined in the relevant prospectus supplement, including a share split).

(5) Upon the occurrence of a Trigger Event, the Debentures are convertible into a number of common shares, determined by dividing 150% of the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per common share (subject to adjustment in certain events as defined in the relevant prospectus supplement, including a share split).

n/a Not applicable.

The occurrence of a "Trigger Event" would result in conversion of all of the outstanding NVCC instruments described above, which would represent a dilution impact of 86% based on the number of CIBC common shares outstanding as at October 31, 2023. As described in the CAR Guideline, a Trigger Event occurs when OSFI determines the bank is or is about to become non-viable and, if after conversion of all contingent instruments and consideration of any other relevant factors or circumstances, it is reasonably likely that its viability will be restored or maintained; or if the bank has accepted or agreed to accept a capital injection or equivalent support from a federal or provincial government, without which OSFI would have determined the bank to be non-viable.

In addition to the potential dilution impacts related to the NVCC instruments discussed above, as at October 31, 2023, $60.8 billion (2022: $55.1 billion) of our outstanding liabilities were subject to conversion to common shares under the bail-in regime. Under the bail-in regime, there is no fixed and pre-determined contractual conversion ratio for the conversion of the specified eligible shares and liabilities of CIBC that are subject to a bail-in conversion into common shares, nor are there specific requirements regarding whether liabilities subject to a bail-in conversion are converted into common shares of CIBC or any of its affiliates. CDIC determines the timing of the bail-in conversion, the portion of the specified eligible shares and liabilities to be converted and the terms and conditions of the conversion, subject to parameters set out in the bail-in regime. See the "Regulatory capital and total loss absorbing capacity (TLAC) requirements" section for further details.

Preferred share and other equity instruments rights and privileges
See Note 15 to the consolidated financial statements for details on our preferred share and other equity instruments rights and privileges.

Off-balance sheet arrangements
We enter into off-balance sheet arrangements in the normal course of our business. We consolidate all of our sponsored trusts that securitize our own assets.

Non-consolidated structured entities (SEs)
We manage and administer a single-seller conduit and several CIBC-sponsored multi-seller conduits in Canada and the U.S. The multi-seller conduits acquire direct or indirect ownership or security interests in pools of financial assets from our clients and finance the acquisitions by issuing asset-backed commercial paper (ABCP) to investors. The single-seller conduit acquires financial assets and finances these acquisitions through a credit facility provided by a syndicate of financial institutions. The sellers to the conduits may continue to service the assets and may be exposed to credit losses realized on these assets, typically through the provision of over-collateralization or another form of credit enhancement. The conduits may obtain credit enhancement from third-party providers.

We provide the multi-seller conduits with commercial paper backstop liquidity facilities. We may also provide securities distribution to multi-seller conduits and to both the single and multi-seller conduits accounting, cash management, and operations services. The liquidity facilities for the managed and administered multi-seller conduits require us to provide funding, subject to the satisfaction of certain conditions with respect to the conduits, for ABCP not placed with external investors. We may also purchase ABCP issued by the multi-seller conduits for market-making and for voluntary risk retention purposes.

We are required to maintain certain short-term and/or long-term debt ratings with respect to the liquidity facilities that we provide to the sponsored multi-seller conduits in Canada. If we are downgraded below the level specified under the terms of those facilities, we must provide alternative satisfactory liquidity arrangements, such as procuring an alternative liquidity provider that meets the minimum rating requirements.

We may also act as the counterparty to derivative contracts entered into by a multi-seller conduit in order to convert the yield of the underlying assets to match the needs of the multi-seller conduit's investors or to mitigate the interest rate, basis, and currency risk within the conduit.

We earn fees for providing services related to the non-consolidated single-seller and multi-seller conduits, such as backstop liquidity facilities, distribution, transaction structuring, and conduit administration. These fees totalled $86 million in 2023 (2022: $70 million). All fees earned in respect of activities with the conduits are on a market basis.

As at October 31, 2023, the amount of ABCP issued to fund the various asset types in the multi-seller conduits was $13.3 billion (2022: $9.3 billion). The estimated weighted-average life of these assets was 1.6 years (2022: 1.8 years). Our holdings of commercial paper issued by the non-consolidated sponsored multi-seller conduits that offer commercial paper to external investors were $414 million (2022: $642 million). Our committed backstop liquidity facilities to these conduits were $17.8 billion (2022: $11.7 billion). We also provided credit facilities of $50 million (2022: $50 million) to these conduits.

We participated in a syndicated facility of $700 million to the single-seller conduit that provides funding to franchisees of a major Canadian retailer, which will mature in April 2025. Our portion of the commitment was $130 million (2022: $130 million), of which $91 million (2022: $98 million) was funded as at October 31, 2023.

We engage one or more of the four major rating agencies, DBRS Limited (DBRS), Fitch Ratings Inc. (Fitch), Moody's Investors Service, Inc. (Moody's), and S&P, to opine on the credit ratings of ABCP issued by our sponsored multi-seller conduits. In the event that ratings differ between rating agencies in respect of any direct investments we have in the ABCP or transactions funded in the ABCP conduits, we use the lower rating.

We also have investments in and provide loans, liquidity and credit facilities to certain other third-party and CIBC-managed SEs. The on-balance sheet exposure related to these SEs is included in the consolidated financial statements.

We provide interim and term senior financing to third-party SEs for the purpose of purchasing loans during the warehousing phase for future securitization. As senior lenders we are repaid by proceeds from the issuance of debt securities to external investors when the securitization closes or by the cash flows from the repayment of the underlying assets held by the SE or alternative financing obtained by the SE from third-party lenders.

We purchase credit protection from a capital vehicle on certain referenced loan assets, which issues guarantee-linked notes held only by third-party investors. We do not consolidate the capital vehicle and the underlying loan assets remain on the consolidated balance sheet.

Our on- and off-balance sheet amounts related to the SEs that are not consolidated are set out in the table below. For additional details on our SEs, see Note 6 to the consolidated financial statements.

$ millions, as at October 31	**2023**			2022		
	Cash, Investments and loans [1]	**Liquidity, credit facilities and commitments**	**Written credit derivatives** [2]	Investments and loans [1]	Liquidity, credit facilities and commitments	Written credit derivatives [2]
Single-seller and multi-seller conduits	**$ 505**	**$ 13,131** [3]	**$ –**	$ 740	$ 8,682 [3]	$ –
Third-party structured vehicles	**4,351**	**2,039**	**–**	5,005	2,638	–
Loan warehouse financing	**6,858**	**5,500**	**–**	8,898	2,700	–
Other	**1,127**	**150**	**76**	601	308	80

(1) Excludes securities issued by, retained interest in, and derivatives with entities established by CMHC, Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, Government National Mortgage Association, Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association. $3 million (2022: $3 million) of the exposures related to structured vehicles run-off were hedged.

(2) Disclosed amounts reflect the outstanding notional of written credit derivatives. The negative fair value recorded on the consolidated balance sheet was $51 million (2022: $45 million). Notional of $71 million (2022: $75 million) was hedged with credit derivatives protection from third parties. The fair value of these hedges net of CVA was $46 million (2022: $40 million). An additional notional of $5 million (2022: $5 million) was hedged through a limited recourse note.

(3) Excludes an additional $4.3 billion (2022: $2.4 billion) relating to our backstop liquidity facilities provided to the multi-seller conduits as part of their commitment to fund purchases of additional assets. Also excludes $414 million (2022: $642 million) of our direct investments in the multi-seller conduits which we consider investment exposure.

Other financial transactions

We are the sponsor of several mutual and pooled funds, in the form of trusts. We are the administrator of these funds. In addition, we may act in other capacities, including custodian, trustee and broker. We earn fees at market rates from these trusts. We do not guarantee either principal or returns to investors in these funds. We act as a trustee of a number of personal trusts and have a fiduciary responsibility to act in the best interests of the beneficiaries of the trusts. We earn a fee for acting as a trustee. We also participate in transactions to modify the cash flows of trusts managed by third-party asset managers to create investments with specific risk profiles, or to assist clients in the efficient management of other risks. Typically, these involve the use of derivative products, which transfer the risks and returns to or from a trust.

Derivatives

We participate in derivatives transactions, as a market maker facilitating the needs of our clients or as a principal to manage the risks associated with our funding, investing and trading strategies. All derivatives are recorded at fair value on our consolidated balance sheet. See Notes 12 and 23 to the consolidated financial statements for details on derivative contracts and the risks associated with them.

Credit-related arrangements

Credit-related arrangements are generally off-balance sheet instruments and are typically entered into to meet the financing needs of clients. In addition, there are certain exposures for which we could be obligated to extend credit that are not recorded on the consolidated balance sheet. For additional details of these arrangements, see the "Liquidity risk" section and Note 21 to the consolidated financial statements.

Guarantees

A guarantee is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor failed to make payment when due in accordance with the original or modified terms of a debt instrument. Guarantees include credit derivatives protection sold and standby and performance letters of credit, as discussed in Notes 12 and 21 to the consolidated financial statements, respectively.

Management of risk

We have provided certain disclosures required under IFRS 7 "Financial Instruments – Disclosures" (IFRS 7) related to the nature and extent of risks arising from financial instruments in the MD&A, as permitted by that IFRS standard. These disclosures are included in the "Risk overview", "Credit risk", "Market risk", "Liquidity risk", "Operational risk", "Reputation and legal risks", "Conduct risk", and "Regulatory compliance risk" sections.

Risk overview

CIBC faces a wide variety of risks across all of its areas of business. Identifying and understanding risks and their impact allows CIBC to frame its risk appetite and risk management practices. Defining acceptable levels of risk, and establishing sound principles, policies and practices for managing risks, is fundamental to achieving consistent and sustainable long-term performance, while remaining within our risk appetite.

Our risk appetite defines tolerance levels for various risks. This is the foundation for our risk management culture and our risk management framework.

Our risk management framework includes:
- CIBC, SBU, functional group-level and regional risk appetite statements;
- Risk frameworks, policies, procedures and limits to align activities with our risk appetite;
- Regular risk reports to identify and communicate risk levels;
- An independent control framework to identify and test the design and operating effectiveness of our key controls;
- Stress testing to consider the potential impact of changes in the business environment on capital, liquidity and earnings;
- Proactive consideration of risk mitigation options in order to optimize results; and
- Oversight through our risk-focused committees and governance structure.

Managing risk is a shared responsibility at CIBC. Business units and risk management professionals work in collaboration to ensure that business strategies and activities are consistent with our risk appetite. CIBC's approach to enterprise-wide risk management aligns with the three lines of defence model:
(i) As the first line of defence, CIBC's Management, in SBUs and functional groups own the risks and are accountable and responsible for identifying and assessing risks inherent in its activities in accordance with the CIBC risk appetite. In addition, Management establishes and maintains controls to mitigate such risks. Management may include governance groups within the business to facilitate the Control Framework and other risk-related processes. A Governance Group refers to a group within Business Unit Management (first line of defence) whose focus is to manage governance, risk and control activities on behalf of that Business Unit Management. A Governance Group is considered first line of defence, in conjunction with Business Unit Management. Control Groups are groups with enterprise-wide accountability for specific risk types and are also considered first line of defence. They provide subject matter expertise to Management and/or implement/maintain enterprise-wide control programs and activities for their domain area (for example Information Security). While Control Groups collaborate with Management in identifying and managing risk, they also challenge risk decisions and risk mitigation strategies.
(ii) The second line of defence is independent from the first line of defence and provides an enterprise-wide view of specific risk types, guidance and effective challenge to risk and control activities. Risk Management is the primary second line of defence. Risk Management may leverage subject matter expertise of other groups (e.g., third parties or Control Groups) to inform their independent assessments, as appropriate.
(iii) As the third line of defence, CIBC's Internal Audit is responsible for providing reasonable assurance to senior management and the Audit Committee of the Board on the effectiveness of CIBC's governance practices, risk management processes, and Internal Control as a part of its risk-based audit plan and in accordance with its mandate as described in the Internal Audit Charter.

A strong risk culture and communication between the three lines of defence are important characteristics of effective risk management.

We continuously monitor our risk profile against our defined risk appetite and related limits, taking action as needed to maintain an appropriate balance of risk and return. Monitoring our risk profile includes forward-looking analysis of sensitivity to local and global market factors, economic conditions, and geopolitical and regulatory environments that influence our overall risk profile.

Regular and transparent risk reporting and discussion at senior management committees facilitates communication of risks and discussion of risk management strategies across the organization.

Risk governance structure

Our risk governance structure is illustrated below:


Risk Governance Structure
Board of Directors
oversight
escalation
culture
framework
Audit Committee
Risk Management Committee
Management Resources and Compensation Committee
Corporate Governance Committee
Executive Committee
Global Asset Liability Committee
Global Risk Committee

Board of Directors (the Board): The Board oversees the enterprise-wide risk management program through approval of our risk appetite, Control Framework and supporting risk management policies and limits. The Board accomplishes its mandate through its Audit, Risk Management, Management Resources and Compensation, and Corporate Governance committees, described below.

Audit Committee (AC): The Audit Committee reviews the overall design and operating effectiveness of internal controls and the control environment, including internal controls over financial reporting. The Audit Committee also has oversight of the underlying processes and controls of the ESG disclosures in our Annual Report, Sustainability Report, and other material ESG disclosure documents.

Risk Management Committee (RMC): This committee assists the Board in fulfilling its responsibilities for defining CIBC's risk appetite and overseeing CIBC's risk profile and performance against the defined risk appetite. This includes oversight of key frameworks, policies and risk limits related to the identification, measurement and monitoring of CIBC's principal business risks.

Management Resources and Compensation Committee (MRCC): This committee is responsible for assisting the Board in its global oversight of CIBC's human capital strategy, including talent and total rewards, and the alignment with CIBC's strategy, risk appetite and controls.

Corporate Governance Committee (CGC): This committee is responsible for assisting the Board in fulfilling its corporate governance oversight responsibilities and oversight of the ESG strategy.

Executive Committee (ExCo): The ExCo, led by the Chief Executive Officer (CEO) and including selected executives reporting directly to the CEO, is responsible for setting business strategy and for monitoring, evaluating and managing risks across CIBC. The ExCo is supported by the following management governance committees:

- *Global Asset Liability Committee (GALCO):* This committee, which comprises members from the ExCo and senior Treasury, Risk Management and lines of business executives, provides oversight regarding capital management, funding and liquidity management, and asset/liability management (ALM). It also provides strategic direction regarding structural interest rate risk (SIRR) and structural foreign exchange risk postures, approval of funds transfer pricing policies/parameters and approval of wholesale funding plans.
- *Global Risk Committee (GRC):* This committee, which comprises selected members of the ExCo and senior leaders from the lines of business, Risk Management and other functional groups, provides a forum for discussion and oversight of risk appetite, risk profile and risk mitigation strategies. Key activities include reviewing and providing input regarding CIBC's risk appetite statements; monitoring risk profile against risk appetite; reviewing and evaluating business activities in the context of risk appetite; and identifying, reviewing, and advising on current and emerging risk issues and associated mitigation plans.

Risk management structure

The Risk Management group, led by our Chief Risk Officer (CRO), is responsible for setting risk strategies and for providing independent oversight of the businesses. Risk Management works to identify, assess, mitigate, monitor and control risks associated with business activities and strategies, and is responsible for providing an effective challenge to the lines of business.

The current structure is illustrated below:


Risk Management Structure
Chief Risk Officer
Capital Markets Risk Management
Global Credit Risk Management
Global Operational and Enterprise Risk Management
Risk Analytics and Credit Decisioning
Compliance and Global Regulatory Affairs
Enterprise Anti-Money Laundering
Europe and Asia-Pacific Risk Management
U.S. Risk Management
Risk Appetite Statement and Management Control Metrics
Risk Policies and Limits
Risk Identification, Measurement, Monitoring and Reporting
Effective Challenge as Second Line of Defence
Stress Testing
Risk Treatment and Mitigation

The Risk Management group performs several important activities including:

- Developing our risk appetite and associated management control metrics;
- Setting risk strategy to manage risks in alignment with our risk appetite and business strategy;
- Establishing and communicating risk frameworks, policies, procedures and limits to mitigate risks in alignment with risk strategy;
- Measuring, monitoring and reporting on risk levels;
- Identifying and assessing emerging and potential strategic risks;
- Reviewing transactions that fall outside of risk limits delegated to business lines; and
- Ensuring compliance with applicable regulatory and anti-money laundering (AML) requirements.

The following key groups within Risk Management, independent of the originating businesses, contribute to our management of risk:

- Capital Markets Risk Management – This group provides independent oversight of the measurement, monitoring and control of market risks (both trading and non-trading), and trading credit risk (also called counterparty credit risk) across CIBC's portfolios, and effective challenge and sound risk management oversight to Treasury, including with respect to liquidity and funding risk management and SIRR management.
- Global Credit Risk Management – This group is responsible for the adjudication and oversight of credit risks associated with CIBC's commercial, corporate, small business and wealth management activities, management of the risks in our investment portfolios, as well as management of special loan portfolios.
- Global Operational and Enterprise Risk Management – This group is responsible for designing and implementing effective operational risk management and control programs, and providing effective challenge to and monitoring of all operational risks globally, including (but not limited to) technology risk, information security (including cyber) risk, fraud risk, model risk, and third-party risk. From an enterprise-wide risk perspective, the group is responsible for enterprise-wide analysis, including the measuring and monitoring of risk appetite, enterprise-wide stress testing and reporting, credit loss reporting, risk models and model quantification, environmental risk (including transaction-specific environmental and related social risk, and the physical and transition risks associated with climate change), economic and regulatory capital methodologies, as well as risk data management. The team also has global accountability for corporate risk insurance programs, reputation risks, and risk policy and governance.
- Risk Analytics and Credit Decisioning – This group manages credit risk in personal and business products (such as residential mortgages, credit cards, personal loans/lines of credit and indirect auto lending) offered through various distribution channels and performs analytics to optimize retail credit performance, along with collections and AML outcomes.
- Compliance and Global Regulatory Affairs – This group is responsible for designing and implementing an effective enterprise-wide framework to manage and mitigate regulatory compliance risk. In addition, it provides oversight of conduct and culture risk, including sales practice risk, and performs effective challenge of compensation plan changes and manages CIBC's privacy-related risks. This group also builds and maintains credible relationships with our prudential, market, conduct and securities regulators and acts as a liaison between the regulators and CIBC.
- Enterprise Anti-Money Laundering – This group is responsible for all aspects of compliance with and oversight of requirements relating to AML, anti-terrorist financing (ATF), and sanctions measures. Enterprise Anti-Money Laundering provides advice to all businesses and functional groups globally and is responsible for providing an enterprise-wide view of money laundering, terrorist financing and sanctions risks, as well as guidance and effective independent challenge to control activities. Furthermore, Enterprise Anti-Money Laundering executes a risk-based approach to deter, detect and report suspected money laundering, terrorist financing and sanctioned activities, in accordance with their policies and supporting standards.

- Europe and Asia-Pacific Risk Management – This group carries out the mandate of CIBC Risk Management at a regional level under the leadership of the Senior Vice-President & Chief Risk Officer, Europe & APAC Region, with oversight from the Management Committees and CIBC Luxembourg Board. The group provides independent oversight for the identification, management, measurement, monitoring and mitigation of risks in Europe and Asia.
- U.S. Risk Management – This group carries out the mandate of CIBC Risk Management at a regional level under the leadership of the U.S. CRO, with oversight from the Risk Management Committee of the CIBC Board and the Risk Committees of the Boards of CIBC Bank USA and CIBC Bancorp USA Inc. The group provides independent oversight for the identification, management, measurement, monitoring and mitigation of risks in the U.S. region.

Risk management process

Our risk management process is illustrated below:


Risk Management Process
Risk Appetite Statement
Risk Policies and Limits
Risk Identification and Measurement
Stress Testing
Risk Treatment / Mitigation
Reporting
Monitor and Review

Risk appetite statement

Our risk appetite statement defines the amount of risk we are willing to assume in pursuit of our strategic and financial objectives. Our guiding principle is to practice sound risk management, supported by strong capital and funding positions, as we pursue our client-focused strategy. In defining our risk appetite, we take into consideration our purpose, vision, values, strategy and objectives, along with our risk capacity (defined by regulatory constraints). It defines how we conduct business, which is to be consistent with the following objectives:

- Safeguarding our reputation and brand;
- Doing the right thing for our clients/stakeholders;
- Engaging in client-oriented businesses after understanding the potential risks and rewards;
- Make our client's goals our own in a professional and radically simple manner;
- Managing a balance between risk and returns;
- Retaining a prudent attitude towards tail and event risk;
- Meeting regulatory expectations and/or identifying and having plans in place to address any issues in a timely manner;
- Achieving/maintaining an AA rating; and
- Meeting/exceeding stakeholders' expectations with respect to the ESG criteria including setting/sharing targets, and reporting progress towards these targets.

Our risk appetite statement contains metrics with limits that define our risk tolerance levels. In addition, we have SBU, functional group and regional risk appetite statements that are integrated with our overall risk appetite statement that further articulate our business level risk tolerances.

Our risk appetite statement is reviewed annually in conjunction with our strategic, financial and capital planning cycle to ensure alignment and is approved annually by the Board. To help drive strong oversight and governance around our risk appetite, the Board, RMC and senior management regularly receive and review reporting on our risk profile against the risk appetite limits.

All strategic business decisions, as well as day-to-day business decisions, are governed by our risk appetite framework. Strategic decisions are evaluated to ensure that the risk exposure is within our risk appetite. Day-to-day activities and decisions are governed by our framework of risk tolerance limits, policies, standards and procedures that support our risk appetite statement.

Risk culture

Risk culture refers to desired attitudes and behaviours relative to risk management practices. At CIBC, we strive to achieve a consistent and effective risk culture by:

- Promoting, through both formal and informal channels, a shared accountability of risk identification, management and mitigation;
- Cultivating an environment of transparency, open communication and robust discussion of risk;
- Setting the appropriate "tone at the top" through clear communication and reinforcement; and
- Identifying and reinforcing behaviours that are aligned with risk appetite, and escalating misaligned behaviours.

Every year, all employees are required to complete formal training on risk appetite, reputation risk, operational risk, code of conduct, AML and other key risk topics. By taking this mandatory training, all employees strengthen their basic knowledge of risk management in support of our risk culture. This training is supplemented by our risk appetite statement, risk management priorities and documents on our internal website. In addition, we have policies, procedures and limits in place that govern our day-to-day business activity, with escalation procedures for limit breaches outlined accordingly.

Risk input into performance and compensation

Throughout the year, the Risk Management team manages various compensation risk reviews. These reviews are part of the second line of defence responsibilities to review and challenge new compensation plans, changes to existing compensation plans and compensation plan closure. In addition, periodic risk reviews are completed to ensure all compensation plans are risk assessed on a regular basis. All compensation plans are rated as either high-risk or low-risk with high-risk compensation plans requiring approval from the CRO.

At each year-end, Risk Management provides an assessment of adherence to risk appetite and material risk matters across CIBC. Risk Management also considers a number of risk inputs to identify matters that may directly impact incentive pools and/or individual compensation awards and/or performance ratings. Annually, Risk Management reviews the assessment with both the RMC and the MRCC.

The MRCC oversees the performance management and compensation process and is responsible for assisting the Board of Directors in their global oversight of CIBC's human capital strategy, including talent and total rewards, and the alignment with CIBC's strategy, risk appetite and controls. The MRCC's oversight of human capital strategy includes inclusion at work, employee health, safety and wellbeing and other ESG practices related to their mandate. The MRCC's key compensation-related responsibilities include:

- Reviewing and recommending for Board approval annual compensation, including changes to compensation targets, if any, for the CEO, ExCo members, and Other Key Officers;
- Approving annual compensation for any employee whose total direct compensation exceeds the materiality threshold determined by the Committee;
- Assessing the appropriateness of compensation based on business performance and risks undertaken;
- Reviewing and recommending for Board approval the aggregate annual incentive compensation and allocations to the SBUs and the functional groups;
- Approving CIBC's compensation philosophy and any material changes to CIBC's compensation principles or practices;
- Reviewing material compensation policies and approving any material changes to such policies or any new material compensation policies;
- Reviewing and recommending Board approval of new material compensation plans and changes to existing material compensation plans; and
- Reviewing a report on non-material plans.

Risk policies and limits

Our risk policies and limits framework is intended to ensure that risks are appropriately identified, measured, monitored and controlled in accordance with our risk appetite. For most risks, we have developed an overarching framework document that sets out the key principles for managing the associated risks and our key risk policies and limits. This framework is supported by standards, guidelines, processes, procedures and controls that govern day-to-day activities in our businesses. Oversight is provided by management committees, as well as the Board/Board committees.

Key risk policies and management committees are illustrated below:

Risk Management Framework			
Risk Appetite Statement and Risk Appetite Framework			
Risk	**Overarching Framework / Policy**	**Risk Limits**	**Management Oversight**
Credit	Credit Risk Management Policy Trading Credit Risk Management Policy	Credit Concentration Limits Delegated Credit Approval Authorities Trading Credit Risk Limits Risk Appetite Statement	Credit Committee Personal and Business Banking Credit Risk Committee Global Risk Committee Traded Risk Committee
Market	Market Risk Management Policy Structural Risk Management Policies	Market Risk Limits Delegated Risk Authorities Risk Appetite Statement	Global Risk Committee Global Asset Liability Committee Traded Risk Committee
Operational	Operational Risk Management Framework Control Framework Conduct and Culture Risk Framework	Key Risk Indicators Risk Appetite Statement	Operational Risk and Control Committee Global Risk Committee Technology Operational Risk Committee Model and Parameter Risk Committee Cyber Security Committee Traded Risk Committee Third Party Risk Council Executive Fraud Risk Council
Reputation	Global Reputation Risk Management Framework and Policy	Key Risk Indicators	Reputation and Legal Risks Committee
Liquidity	Liquidity Risk Management Policy Pledging Policy	Liquidity and Funding Limits Risk Appetite Statement Pledging Limits	Global Asset Liability Committee Global Risk Committee
Strategic	Strategic Planning Policy	Risk Appetite Statement	Executive Committee Global Risk Committee
Regulatory	Regulatory Compliance Management Policy Enterprise Anti-Money Laundering Framework and Enterprise Anti-Money Laundering and Anti-Terrorist Financing Policy Privacy Management Framework Compliance Risk Management Framework	Key Risk Indicators Risk Appetite Statement Key AML Metrics	Global Risk Committee Executive Oversight Committee

Risk identification and measurement

Risk identification and measurement are important elements of CIBC's risk management framework. Risk identification is a continuous process, generally achieved through:

- Regular assessment of risks associated with lending and trading credit exposures;
- Ongoing monitoring of trading and non-trading portfolios;
- Assessment of risks in new business activities and processes;
- Assessment of risks in complex and unusual business transactions;
- Regular monitoring of the overall risk profile considering market developments and trends, and external and internal events; and
- Ongoing monitoring of management operations and processes.

Risk Management maintains a "Risk Register" to list all material risks facing CIBC. The inventory is based on the risks inherent in our businesses and updated through various processes, illustrated in the following chart, to reflect changes in the nature of the risks we are facing. The Risk Register is used to support our ICAAP, either explicitly in the economic and regulatory capital calculations, or implicitly through the buffer of actual capital over economic capital and regulatory capital.


Risk Identification Processes
Strategic and Emerging Risk Themes
External and Peer Benchmarking
Regulatory Reviews
Macro and External Risks
Assessment of Risk Level (probability / severity considerations)
Risks Inherent in CIBC's Businesses
Strategic Business Reviews
Change Initiative Risk Assessment Process
Risk and Control Self Assessments
Risk Register
Internal Capital Adequacy Assessment Process (ICAAP)

The decision to register a new risk is based on its risk assessment through our risk identification processes and includes criteria such as severity, measurability and probability. Furthermore, the decision on the amount of capital allocated to cover the new risk brought on the books will take into consideration the effectiveness and impact of the risk mitigants available.

We have enterprise-wide methodologies, models and techniques in place to measure both the quantitative and qualitative aspects of risks, appropriate for the various types of risks we face. These methodologies, models and techniques are subject to independent assessment and review to ensure that the underlying logic remains sound, that model risks have been identified and managed, that use of the models continues to be appropriate and outputs are valid.

Risk is usually measured in terms of expected loss, unexpected loss, and economic capital.

Expected loss

Expected loss represents the loss that is statistically expected to occur in the normal course of business, with adjustments for conservatism, in a given period of time.

In respect of credit risk, the parameters used to measure expected loss are PD, LGD and EAD. These parameters are updated regularly and are based either on our historical experience through the cycle and benchmarking of credit exposures or as prescribed by our regulators as applicable. Unlike the PD, LGD and EAD parameters used for calculating ECL on our consolidated financial statements, the PD, LGD and EAD parameters used for regulatory capital purposes are not adjusted for forward-looking information.

For trading market risks, VaR is a statistical technique used to measure risk. VaR is an estimate of the loss in market value for a given level of confidence that we would expect to incur in our trading portfolio due to an adverse one-day movement in market rates, implied volatility and prices using the most recent 500 trading days. We also use stressed VaR to estimate an expected loss over a 10 day holding period and using a one-year historical window when relevant market factors were in distress.

For trading credit risks associated with market value based products, we use models to estimate exposure relative to the value of the portfolio of trades with each counterparty, giving consideration to market rates and prices.

Unexpected loss and economic capital

Unexpected loss is the statistical estimate of the amount by which actual losses might exceed expected losses over a specified time horizon, computed at a given confidence level. We use economic capital to estimate the level of capital needed to protect us against unexpected losses.

We also use techniques such as sensitivity analysis and stress testing to help ensure that the risks remain within our risk appetite and that our capital is adequate to cover those risks. Our stress testing program includes evaluation of the potential effects of various economic and market scenarios on our risk profile, earnings and capital. Refer to the "Capital management" section for additional details.

Model risk management

Model risk management encompasses sound development, independent validation, and ongoing monitoring and review of the models as well as governance and controls that are proportionate to the risks. Our model inventory includes, but is not limited to, models that relate to risk measurement (including VaR, economic and regulatory capital), pricing, mark-to-market (MTM), credit risk rating and scoring models, credit models for the calculation of loss severity and stress testing, and models for the calculation of ECL under IFRS 9. CIBC's approach to provide effective governance and oversight for model risk management comprises the following key elements:

- Governance and oversight by management committees, including the Model and Parameter Risk Committee (MPRC), senior management and the Board;
- Policies, procedures and standards to outline applicable roles and responsibilities of the various oversight groups and to provide guidance to identify, measure, control and monitor model risk throughout the model's life cycle; and
- Controls for key operational aspects of model risk management including maintaining a model inventory, model risk ranking, model risk attestation and ongoing monitoring and reporting.

The MPRC is a subcommittee of the Operational Risk and Control Committee (ORCC) and is responsible for reviewing and approving proposals for new and/or modified regulatory, economic capital and IFRS 9 models and provides oversight of CIBC's regulatory, economic capital and IFRS 9 models and parameters for credit, market and operational risks. The MPRC has accountability and responsibility for model and parameter approvals, parameter performance monitoring, validation oversight, and policy oversight.

Model risk mitigation policies

We have policies, procedures, standards and controls to ensure effective model risk management for CIBC. A model review and validation is the independent effective challenge that documents the model risk and ensures models are sound and we can rely on their output. The model review and validation process includes:

- Review of model documentation;
- Comprehensive, systematic testing of key model parameters on implementation to ensure results are as expected;
- Replication of the risk quantification process to determine whether the model implementation is faithful to the model specifications;
- Review of whether the model/parameter concepts and assumptions are appropriate and robust;
- Accuracy testing to assess the calibration and accuracy of the risk components including, for example, the discriminative power of rating systems and the reasonableness of capital parameters;
- Sensitivity testing to analyze the sensitivity of model/parameter outputs to model/parameter assumptions and key inputs;
- Scenario and stress testing of the model outputs to key inputs;
- Back-testing by comparing actual results with model-generated risk measures;
- Benchmarking to other models and comparable internal and external data;
- Review of the internal usage of the model/parameter applications to ensure consistency of application;
- Reporting of model status to the MPRC, supported through an up-to-date inventory of regulatory models and parameters;
- A quarterly attestation process for model owners in order to ensure compliance with the Model Risk and Validation Policy; and
- A comprehensive validation report that identifies the conditions for valid application of the model and summarizes these findings to the model owners, developers and users.

Once a model has been approved for use, ongoing monitoring becomes a joint responsibility of model users, owners and validators.

Stress testing

Stress testing supplements our other risk management tools by providing an estimate of the potential impacts of plausible but stressed economic scenarios and risk factors. Results of stress testing are interpreted in the context of our risk appetite, including metrics for capital adequacy. Enterprise-wide stress testing, capital planning and financial planning processes are integrated for a comprehensive information system. See the "Capital management" section for detailed discussion on our enterprise-wide stress testing.

Risk treatment and mitigation

Risk treatment and mitigation is the implementation of options for modifying risk levels. We pursue risk mitigation options in order to control our risk profile in the context of our risk appetite. Our objective is to proactively consider risk mitigation options in order to optimize results.

Discussions regarding potential risk mitigation strategies are held between Risk Management and the lines of business, at the GRC or GALCO and at the RMC for governance and oversight, as appropriate. In evaluating possible strategies, considerations include costs and benefits, residual risks (i.e., risks that are retained), secondary risks (i.e., those caused by the risk mitigation actions), and appropriate monitoring and review to track results.

Risk controls

Our risk management framework also includes a comprehensive set of risk controls, designed to ensure that risks are being appropriately identified and managed. Our risk controls are part of CIBC's overall Control Framework, developed based on the Committee of Sponsoring Organizations of the Treadway Commission's (COSO) widely accepted "Internal Control – Integrated Framework". The Control Framework also draws on elements of the OSFI Supervisory Framework and Corporate Governance Guidelines.

The Board, primarily through the RMC, approves certain credit risk limits and delegates specific transactional approval authorities to the CEO or jointly to the CEO and CRO. The RMC must approve transactions that exceed delegated authorities. Delegation of authority to business units is controlled to ensure decision-making authorities are restricted to those individuals with the necessary experience levels. In addition, CIBC has rigorous processes to identify, evaluate and remediate risk control deficiencies in a timely manner. Regular reporting is provided to the RMC to evidence compliance with risk limits. Risk limits and the delegation of authority to the CEO or jointly to the CEO and CRO are reviewed annually by the RMC.

Risk monitoring and reporting

To monitor CIBC's risk profile and facilitate evaluation against the risk appetite statement, a number of measurement metrics have been established, with regular reporting against these metrics provided to the GRC and the RMC. This reporting enables decisions on growth and risk mitigation strategies.

Exposures are also regularly monitored against limits, with escalation protocols for limit excesses, should they occur. Escalation protocols ensure awareness at appropriate levels and facilitate management of excesses that is consistent with our risk appetite.

Regular management reports on each risk type are also prepared to facilitate monitoring and control of risk at a more granular level.

Top and emerging risks

We monitor and review top and emerging risks that may affect our future results, and take action to mitigate potential risks. We perform in-depth analyses, which may include stress testing our exposures relative to the risks, and we provide updates and related developments to the Board on a regular basis. Top and emerging risks are those that we consider to have potential negative implications that are material for CIBC. This section describes those top and emerging risks, as well as regulatory and accounting developments that are material for CIBC.

Inflation, interest rates and economic growth

High inflation continued to drive tightening in monetary policies by major central banks in 2023, posing risks to the economic growth ahead. The rapid increase in interest rates is putting pressure on credit risks globally. U.S. regional bank failures put pressure on liquidity and funding conditions for the financial industry, while tightening credit for U.S. small and medium sized businesses. Commercial office real estate, particularly in the U.S., is facing challenges due to post-pandemic hybrid work arrangements and high interest rates, negatively impacting office asset valuations. Further details on the U.S. office real estate exposure are provided in the "Credit risk – U.S. office real estate exposure" section. The impact of higher interest rates on Canadian mortgages is discussed under the "Canadian consumer debt and the housing market" section below and in the "Credit risk – Real estate secured personal lending" section. We are closely monitoring the macroeconomic environment and assessing its potential adverse impact on our clients, counterparties and businesses. Further details on the macroeconomic environment are provided in the "Economic and market environment – Outlook for calendar year 2024" section.

Canadian consumer debt and the housing market

OSFI's Guideline B-20 was introduced in 2012, with a subsequent update effective January 2018, to provide its expectations for strong residential mortgage underwriting for federally regulated lenders. The revised guideline had its intended effect as debt-to-income ratios flattened in 2018–2019. Following the initial impact of COVID-19, the housing market rebounded strongly in 2021–2022, with rapid price growth, increasing the risk that new borrowers may be unable to repay loan obligations due to higher mortgage indebtedness levels.

In recent quarters, higher interest rates caused some correction to housing prices and put pressure on debt serviceability. While the mortgage debt service ratio increased, driven by higher interest payments, this has been partially offset by historic low levels of non-mortgage debt, softening household spending, and continued strong wage growth.

Given the rapid increase in housing price levels and re-ignited concerns around household indebtedness in 2021–2022, OSFI took proactive actions in assessing lenders' practices under the existing market conditions. In June 2021, we started to qualify uninsured and insured mortgages at the higher of the mortgage contract rate plus 2%, or 5.25% and, in June 2022, OSFI released a new advisory and clarifications on the treatment of innovative real estate secured lending products under Guideline B-20. OSFI's public consultation for B-20 to propose complementary debt serviceability measures to control high consumer indebtedness (i.e., loan-to-income and debt-to-income restrictions) closed in April 2023.

The Capital Adequacy Requirements (CAR) and Mortgage Insurer Capital Adequacy Test (MICAT) guidelines have been updated effective November 1, 2023. These changes will result in an increase in RWA for mortgages that have been in negative-amortization for three consecutive months with LTV over 65%. CIBC is implementing these changes effective November 1. CIBC continues to monitor the impact of macroeconomic factors to our clients through stress tests and scenario/sensitivity analyses. Additionally, CIBC is also closely monitoring our mortgage clients who have or will soon renew for signs of financial stress in the current high rate environment.

See the "Real estate secured personal lending" section for the guidance issued by OSFI in June 2022 on the Clarification on the Treatment of Innovative Real Estate Secured Lending Products under Guideline B-20.

Geopolitical risk

The level of geopolitical risk escalates at certain points in time. While the specific impact on the global economy and on global credit and capital markets would depend on the nature of the event, in general, any major event could result in instability and volatility, leading to widening spreads, declining equity valuations, flight to safe-haven currencies and increased purchases of gold. In the short run, market disruption could hurt the net income of our trading and non-trading market risk positions. Geopolitical risk could reduce economic growth, and in combination with the potential impacts on commodity prices and the recent rise of protectionism, could have serious negative implications for general economic and banking activities. Current areas of concern include:

- The war in Ukraine;
- Conflict in the Middle East;
- Ongoing U.S., Canada and China relations and trade issues;
- Rising civil unrest and activism globally; and
- Relations between the U.S. and Iran.

While it is impossible to predict where new geopolitical disruption will occur, we do pay particular attention to markets and regions with existing or recent historical instability to assess the impact of these environments on the markets and businesses in which we operate.

Climate risk

The physical effects of climate change along with regulations designed to mitigate its negative impacts will have a measurable impact on communities and the economy. The physical risks of climate change resulting from severe weather events and systemic issues such as rising sea levels can impact CIBC's profitability through disruptions in our own operations and damage to critical infrastructure. Transition risks, which arise as society adjusts towards a low-carbon future, can impact the financial health of our clients as changes in policy, regulation and technology aimed at limiting global warming can increase their operating costs and reduce profitability, while translating into potentially higher credit losses for the bank. We are also exposed to legal and reputational risks due to changing stakeholder expectations related to action or inaction in addressing climate-related risks. As the world transitions to a low-carbon economy, we are committed to understanding and responsibly managing the relevant impacts of climate change on our operations and our business activities. In support of this commitment, we have established our ambition to achieve net zero greenhouse gas emissions associated with operational and financing activities by 2050, including interim targets to reduce the carbon intensity of our financed emissions in the oil and gas and power generation sectors by 2030. This builds on our environmental leadership and enhances our ability to continue creating long-term shareholder value as the landscape of climate-related risks and opportunities evolves.

Setting net-zero targets across a complex set of financing activities is an emerging practice and our methodology is informed by international standards and current industry best practices. We continue to work to accelerate our climate aspirations by embedding net-zero considerations through our business practices and financing activities.

There is an increasing demand for disclosure around climate-related risk identification and mitigation. We support the Task Force on Climate-related Financial Disclosure's (TCFD's) recommendations for globally consistent and comparable climate disclosure and published our third standalone report in March 2023, which presents information about CIBC's efforts towards aligning our climate disclosure with the TCFD framework.

In the past year, a number of regulators and standard-setting organizations introduced disclosure frameworks related to climate change risks, as well as environmental and social risks. Key among them is the IFRS Foundation's International Sustainability Standards Board (ISSB), which in June 2023 issued its inaugural standards IFRS S1 "General Requirements for Disclosure of Sustainability-related Financial Information" (IFRS S1) and IFRS S2 "Climate-related Disclosures" (IFRS S2). Both standards are designed to enable companies to communicate sustainability-related risks and opportunities to investors over the short, medium and long term. IFRS S1 addresses the content and presentation requirements for sustainability disclosures more broadly, whereas IFRS S2 focuses specifically on climate-related disclosure. Based on the transition rules set out in the standards, they will apply to CIBC for our reporting period ended October 31, 2025 to the extent they become effective in Canada. In addition, regulators such as the SEC, OSFI and the Canadian Securities Administrators (CSA) have released proposed or final requirements for climate risk disclosures including defining guidance and expectations related to climate risk management practices and metrics to measure this risk. In March 2023, OSFI released Guideline B-15 on Climate Risk Management, which will be initially effective for us for our reporting period ended October 31, 2024, with the disclosures required to be made publicly available within 180 days of our fiscal year-end. OSFI's principles-based expectations set out in this guideline focus on understanding and mitigating the impact of climate-related risks to business models and strategy, governance and risk management practices used to manage climate-related risks, and remaining financially and operationally resilient through severe climate scenarios. OSFI is expected to review Guideline B-15 as practices evolve, including considering updates based on the disclosure requirements in the ISSB standards. We have established an enterprise-wide working group to assess the impacts of Guideline B-15 and support its implementation. In July 2023, the European Commission adopted the European Sustainability Reporting Standards (ESRS) for use by entities subject to the Corporate Sustainability Reporting Directive (CSRD). The ESRS will require disclosure on climate change and other material environmental, social and governance matters.

Potential divergence among the regulators in disclosure expectations, coupled with the pace at which the regulatory landscape changes, pose operational risks to us. We continue to monitor these developments and evolve our approach to support future regulatory requirements.

See the "Environmental and social risk" section for additional information.

Technology, information and cyber security risk

Financial institutions like CIBC are evolving their use of technology and business processes to improve the client experience and streamline operations. At the same time, cyber threats and the associated financial, reputational and business interruption risks have also increased. We continue to actively manage these risks through strategic risk reviews, enterprise-wide technology and information security programs, with the goal of maintaining overall cyber-resilience that prevents, detects, and responds to threats such as data breaches, malware, unauthorized access, and denial-of-service attacks, which can result in damage to CIBC systems and information, theft or disclosure of confidential information, unauthorized or fraudulent activity, and service disruption at CIBC or its service providers, including those that offer cloud services.

Given the importance of electronic financial systems, including secure online and mobile banking provided by CIBC to its clients, CIBC monitors the changing environment globally, including cyber threats, mitigation strategies and evolving regulatory requirements, in order to improve our controls and processes to protect our systems and client information. In addition, we perform cyber security preparedness, testing, and recovery exercises to validate our defences, benchmark against best practices and provide regular updates to the Board. We have well-defined cyber incident response protocols and playbooks in the event that a security incident or breach occurs. We also have cyber insurance coverage to help mitigate against certain potential losses associated with cyber incidents. Our insurance coverage is subject to various terms and provisions, including limits on the types and amounts of coverage relating to losses arising from cyber incidents. We periodically assess our insurance coverage based on our risk tolerance and limits. Despite our commitment to information and cyber security, and given the rapidly evolving threat and regulatory landscape, coupled with a changing business environment, it is not possible for us to identify all cyber risks or implement measures to prevent or eliminate all potential cyber incidents from occurring. However, we monitor our risk profile for changes and continue to refine approaches to security protection and service resilience to minimize the impact of any cyber incidents that may occur.

Commodity prices

After showing strength in the third quarter, most commodities saw prices decline in the fourth quarter of 2023, with the one exception being oil. Crude oil prices continued to climb as further OPEC production cuts and storage concerns lead the fundamental analysis. Natural gas prices decreased throughout August and September as concerns over winter natural gas supply seemed to be alleviated; production remained high and demand was stable. Gold prices also fell, due to stronger U.S. dollar and "higher for longer" rates. Grain prices have stabilized following the initial volatility when Russia withdrew from the Ukrainian grain export deal. CIBC continues to monitor longer-term developments as geopolitical tensions and desire for energy independence face off against decarbonization ambitions in shaping energy policies and trade flows.

Disintermediation risk

Canadian banking clients are increasingly shifting their service transactions from brick-and-mortar banking centres to digital platforms. Competitive pressure from digital disruptors, both global technology leaders and smaller financial technology entrants, is increasing and the risk of disintermediation continues to grow due to the level of sophistication of these non-traditional competitors, and increased adoption of emerging technologies. The emergence of Decentralized Finance, where fully automated financial applications are programmed into a blockchain network using digital assets, such as cryptocurrencies, is one such technology trend that enables parties to transact without third-party intermediaries such as banks. However, in Canada, the risk of blockchain technology disintermediating banks in the near-term appears low. Currently, Canadians have access to robust financial infrastructure, and while blockchain technology offers a potential approach to address counterparty risk, the value a bank brings to a client relationship extends beyond managing counterparty risk; especially as clients develop more complex financial considerations that require the expertise and empathy of a human-centered approach. Decentralized Finance may evolve in ways that make it more accessible to the public, but without appropriate regulation to address the elevated levels of volatility, fraud, theft, and associated risks, its appeal may remain limited to Canadians with a higher risk tolerance.

We manage disintermediation risk through strategic reviews as well as investment in emerging channels, in data and analytics capabilities, and in technology and innovation in general, to meet our clients' changing expectations, while working to reduce our cost structure and simplify operations. We maintain a central and coordinated approach to innovation to manage these risks while also benefitting from the opportunities they bring.

Data and Artificial Intelligence risk

Data is being used every day to further advance CIBC's strategic objectives and create competitive advantages. To support this, CIBC continues to invest in our data management and governance capabilities to ensure we have a strong data foundation to support reporting needs, business decision-making and grow our analytics practices to use data as a transformative asset. With rapid advances in technology, this includes further applications of

Artificial Intelligence (AI) that can drive productivity enhancements and ways to grow and better protect our bank. Alongside the potential benefits of AI tools and technology comes risks; as AI systems make decisions based on data and models, they can inherit or amplify bias or raise concerns about fairness or ethical use. In addition, transparency in AI models is required to ensure the reasoning, accuracy or appropriateness of the output is clearly understood. CIBC is maturing our AI governance and risk management practices to ensure these risks are well managed as we consider further adoption of AI technologies.

Third-party risk

The Board and senior management recognize the establishment of third-party relationships as important to CIBC's business model and therefore leverage them to achieve CIBC's business objectives. With the introduction of new technologies, a more global footprint, and increasing reliance on sub-contractors, the third-party landscape continues to evolve. While such relationships may benefit us through reduced costs, increased innovation, improved performance and increased business competitiveness, they can also introduce risks of failure or disruption to CIBC through breakdowns in people, processes or technology or through external events that impact these third parties.

To mitigate third-party risks, prepare for future third-party risks and changing regulatory expectations, and to ensure existing processes and internal controls are operating effectively, we rely on our strong risk culture and established the Third Party Risk Management program, which includes policies, procedures, expertise and resources dedicated to third-party risk management. The program identifies and manages risks that arise from third-party relationships from the point of planning through the life cycle of the business arrangement and supports the maintenance of collaborative relationships that advance our strategic direction and operational needs within our risk appetite.

Anti-money laundering, anti-terrorist financing and sanctions

Money laundering, terrorist financing activities and other related crimes pose a threat to the stability and integrity of a country's financial sector and its broader economy. In recognition of this threat, the international community has made the fight against these illegal activities a priority. We are committed to adhering to all regulatory requirements pertaining to anti-money laundering (AML), anti-terrorist financing (ATF) and sanctions in the jurisdictions where we operate and implementing best practices to minimize the impact of such activities. In Canada, to improve the effectiveness of the AML/ATF regime, amendments to the regulations under the *Proceeds of Crime (Money Laundering) and Terrorist Financing Act* continue to be published, with some provisions coming into force within a short span of time. In accordance with these amendments, we have implemented procedures, processes, and controls with respect to client due diligence, record keeping and reporting as well as mandatory annual AML/ATF and sanctions training for all employees to ensure that relevant regulatory obligations are met in each jurisdiction where we operate. Canada, the U.S., the U.K., and the European Union (EU) continue to expand and adjust economic sanctions on Russia over its war in Ukraine which have continued to evolve since March 2022. We continue to monitor and enhance controls as required, in accordance with our established processes for managing sanctions updates.

U.S. banking regulation

Our U.S. operations are subject to supervision by the Board of Governors of the Federal Reserve System (Federal Reserve), and are also subject to a comprehensive federal and state regulatory framework. Our wholly owned subsidiary, CIBC Bancorp USA Inc. (CIBC Bancorp), is a financial holding company subject to regulation and supervision by the Federal Reserve under the Bank Holding Company Act of 1956, as amended. CIBC Bank USA, our Illinois-chartered bank, is subject to regulation by the U.S. Federal Deposit Insurance Corporation (FDIC), the Federal Reserve and the Illinois Department of Financial and Professional Regulation. CIBC's New York branch is subject to regulation and supervision by the New York Department of Financial Services and the Federal Reserve. Certain market activities of our U.S. operations are subject to regulation by the SEC and the U.S. Commodity Futures Trading Commission, as well as other oversight bodies.

The scope of these regulations impact our business in a number of ways. For example, both CIBC Bancorp and CIBC Bank USA are required to maintain minimum capital ratios in accordance with Basel III rules adopted by the U.S. bank regulatory agencies, which differ in some respects from Canada's Basel III rules. Under the U.S. bank regulatory framework, both CIBC and CIBC Bancorp are expected to provide a source of strength to the subsidiary bank and may be required to commit additional capital and other resources to CIBC Bank USA in the event that its financial condition were to deteriorate, whether due to overall challenging economic conditions in the U.S., or because of business-specific issues. The Federal Reserve (in the case of CIBC Bancorp), and the FDIC and the Illinois Department of Financial and Professional Regulation (in the case of CIBC Bank USA) also have the ability to restrict dividends paid by CIBC Bancorp or CIBC Bank USA, which could limit our ability to receive distributions on our capital investment in our U.S. banking operations.

As our combined U.S. operations grow, we will become subject to additional enhanced prudential standards under the Federal Reserve's regulations applicable to foreign banking organizations. Furthermore, the Federal Reserve and the FDIC may also restrict our U.S. operations, organic or inorganic growth, if, among other things, they have supervisory concerns about risk management, AML or compliance programs and practices, governance and controls, and/or capital and liquidity adequacy at CIBC Bancorp, CIBC Bank USA or our New York branch, as applicable. In some instances, banking regulators may take supervisory actions that may not be publicly disclosed, which may restrict or limit our New York branch and our U.S. subsidiaries from engaging in certain categories of new activities or acquiring shares or control of other companies. Any restrictions imposed by banking regulators could negatively impact us by loss of revenue, limitations on the products or services we offer, and increased operational and compliance costs.

The U.S. regulatory environment continues to evolve and future legislative and regulatory developments may impact CIBC.

Interbank Offered Rate transition

Interest rate benchmarks including the London Interbank Offered Rate (LIBOR) and other similar European benchmarks have been reformed and replaced by alternative benchmark rates (alternative rates) that meet regulatory definitions. USD LIBOR ceased as at June 30, 2023. In December 2021, the Canadian Alternative Reference Rate working group (CARR) recommended that the Canadian Dollar Offered Rate (CDOR) should cease calculation and publication after June 2024 with CORRA suggested as the replacement benchmark rate. On May 16, 2022, the CDOR administrator announced the cessation of CDOR consistent with the recommendations outlined by CARR. Additionally, on January 11, 2023, CARR announced the development of a Term CORRA rate. See the "Other regulatory developments" section and Note 1 to the consolidated financial statements for further details.

Tax reform

Changes in tax laws, tax policy, and tax interpretations by tax authorities and the courts are occurring in Canada, the U.S., and other countries around the world. This has led to increased complexity in tax law interpretation, as well as tax increases and expanded tax-related reporting. For example, more than 135 member countries of the Organisation for Economic Co-operation and Development (OECD), G20 Inclusive Framework on Erosion and Profit Shifting have joined a Two-Pillar plan for international tax reform. Pillar One focuses on the taxation of digital services and Pillar Two establishes a new global regime that effectively implements a 15% global minimum tax. See the "Financial performance overview – Taxes" and "Accounting and control matters – Accounting developments" sections, and Note 19 to the consolidated financial statements for further details.

Corporate transactions

CIBC seeks out acquisition and divestiture opportunities that align with its strategy, risk appetite and financial goals. The ability to successfully execute on our strategy to integrate acquisitions, and the ability to anticipate and manage risks associated with such corporate transactions are subject to various factors such as receiving regulatory and shareholder approval on a timely basis and on favourable terms, retaining clients and key personnel, realizing synergies and efficiencies, controlling integration and acquisition costs, and changes in general business and economic conditions, among others.

Although many of the factors are beyond our control, their impact is partially mitigated by conducting due diligence before completing the transaction and developing and executing appropriate plans. However, given the inherent uncertainty involved in such corporate transactions, we cannot anticipate all potential events, facts and circumstances that may arise and there could be an adverse impact on our operations and financial performance as a result of such corporate transactions.

Regulatory developments

See the "Taxes", "Capital management", "Credit risk", "Liquidity risk" and "Accounting and control matters" sections for additional information on regulatory developments.

Accounting developments

See the "Accounting and control matters" section and Note 31 to the consolidated financial statements for additional information on accounting developments.

Risks arising from business activities

The chart below shows our business activities and related risk measures based upon regulatory RWA and average allocated common equity as at October 31, 2023:

	CIBC				**Corporate and Other**
SBUs	**Canadian Personal and Business Banking**	**Canadian Commercial Banking and Wealth Management**	**U.S. Commercial Banking and Wealth Management**	**Capital Markets and Direct Financial Services**	
Business activities	• Deposits • Residential mortgages • Personal loans • Credit cards • Business lending • Insurance	• Commercial banking • Full-service brokerage • Asset management • Private wealth management	• Commercial banking • Asset management • Private wealth management • Personal and small business banking	• Corporate banking • Global markets • Investment banking • Direct financial services	• International banking • Investment portfolios • Joint ventures • Functional and support groups (see page 33)
Balance sheet [1]	($ millions) Average assets 319,787 Average deposits 218,374	($ millions) Average assets 91,630 Average deposits 96,843	($ millions) Average assets 60,637 Average deposits 46,662	($ millions) Average assets 287,564 Average deposits 118,388	($ millions) Average assets 188,503 Average deposits 232,675
RWA [2]	($ millions) Credit risk 68,039 Market risk – Operational risk 16,315	($ millions) Credit risk 62,224 Market risk – Operational risk 6,975	($ millions) Credit risk [3] 62,856 Market risk 22 Operational risk 2,434	($ millions) Credit risk [4] 60,710 Market risk 7,638 Operational risk 6,121	($ millions) Credit risk [5] 20,885 Market risk 344 Operational risk 11,557
Average allocated common equity [6]	(%) Proportion of total CIBC 21 Comprising: Credit risk 76 Market risk – Operational risk 18 Other [7] 6	(%) Proportion of total CIBC 18 Comprising: Credit risk 80 Market risk – Operational risk 9 Other [7] 11	(%) Proportion of total CIBC 24 Comprising: Credit risk 60 Market risk – Operational risk 3 Other [7] 37	(%) Proportion of total CIBC 17 Comprising: Credit risk 81 Market risk 10 Operational risk 8 Other [7] 1	(%) Proportion of total CIBC 20 Comprising: Credit risk 55 Market risk 1 Operational risk 17 Other [7] 27
Risk profile	We are exposed to credit, market, liquidity, operational, and other risks, which primarily include strategic, insurance, technology, information and cyber security, reputation and legal, regulatory compliance, and environmental and social risks.				

(1) Average balances are calculated as a weighted average of daily closing balances.
(2) As part of the adoption of the Basel III reforms, a revised approach for allocating operational risk RWA to each of the SBUs was introduced effective April 30, 2023. The new allocations are driven by the contributions of each SBU to the total 3-years of revenue and total 10-years of operational losses. This change in methodology impacted allocated common equity effective the third quarter of 2023.
(3) Includes CCR of $10 million, which comprises derivatives and repo-style transactions.
(4) Includes CCR of $14,690 million, which comprises derivatives and repo-style transactions.
(5) Includes CCR of $521 million, which comprises derivatives and repo-style transactions.
(6) Average allocated common equity is a non-GAAP measure. For additional information on the composition of this non-GAAP measure, see the "Non-GAAP measures" section.
(7) Represents average allocated common equity relating to capital deductions, such as goodwill and intangible assets, in accordance with the rules in OSFI's CAR Guideline.

Credit risk

Credit risk is the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.

Credit risk arises out of the lending businesses in each of our SBUs and in International banking, which is included in Corporate and Other. Other sources of credit risk consist of our trading activities, which include our OTC derivatives, debt securities, and our repo-style transaction activity. In addition to losses on the default of a borrower or counterparty, unrealized gains or losses may occur due to changes in the credit spread of the counterparty, which could impact the carrying or fair value of our assets.

Governance and management

Credit risk is managed through the three lines of defence model. The first line of defence consists of the frontline businesses and governance groups that assess and manage the risks associated with their activities. They own the risks and the controls that mitigate the risks.

The second line of defence is Risk Management, which provides to an independent risk perspective, strategic direction and leadership to ensure alignment of practices with CIBC's risk appetite. This includes being responsible for certain credit decisions and oversight of credit risks associated with CIBC's personal, small business, commercial, corporate and wealth management activities.

Internal audit is the third line of defence, providing reasonable assurance to senior management and the Audit Committee of the Board on the effectiveness of CIBC's governance practices, risk management processes, and internal control as part of its risk-based audit plan and in accordance with its mandate as described in the Internal Audit Charter.

Senior management reports to the GRC and RMC at least quarterly on material credit risk matters, including material credit transactions, compliance with limits, portfolio trends, impaired loans and credit loss provisioning levels. Provision for (reversal of) credit losses is reviewed by the RMC and the Audit Committee quarterly.

Specific to the management of credit risk, Risk Management is mandated to provide enterprise-wide oversight of the management of credit risk in CIBC's credit portfolios, including the measurement, monitoring and control of credit risk and the management of credit risk models. Key groups in Risk Management with credit risk responsibility include:

Capital Markets Risk Management: This group is responsible for independent oversight of the measurement, monitoring and control of traded and non-traded market risk, liquidity risk and trading credit risk, including adjudication of trading credit facilities for banks, non-bank financial entities, prime brokerage clients and central clearing counterparties. In addition, Capital Markets Risk Management is responsible for the risk management of sovereign and country risk, securitizations and the oversight of the Global Collateral Finance framework covering repos and securities lending.

Global Credit Risk Management: This group is responsible for the adjudication and oversight of credit risks associated with our commercial, corporate, small business and wealth management credit portfolios, management of the risks in our investment portfolios, as well as management of special loan portfolios.

Global Operational and Enterprise Risk Management: This group includes the following teams:
- Model Validation: responsible for the oversight of model validation practices. Model validation constitutes the independent set of processes, activities and ongoing documentary evidence that models and parameters are sound and CIBC can rely on their output.
- Model Quantification: responsible for the design, development and continuous improvement to risk rating methodologies and credit models that support credit adjudication and expected credit losses, across corporate commercial, personal and business lending segments.
- Enterprise Risk Management is responsible for enterprise-wide reporting and analysis, including enterprise-wide stress testing, expected credit losses, risk data systems and economic capital.
- Risk Regulatory Initiatives is responsible for oversight, governance and delivery of regulatory and strategic initiatives and large enterprise-wide regulatory initiatives.
- Environmental Risk Management has responsibility for developing the environmental strategy, setting environmental performance standards and targets, and reporting on performance for material indicators.

Risk Analytics and Credit Decisioning: This group manages credit risk in personal products offered through the various distribution channels (e.g., residential mortgages, credit cards, personal loans/lines of credit and indirect auto lending) and performs analytics to optimize retail credit performance, along with collections and AML outcomes.

U.S. Risk Management: This group carries out the mandate of CIBC Risk Management at a regional level and provides independent oversight of the identification, management, measurement, monitoring and control of credit risks in the U.S. Commercial Banking and Wealth Management SBU.

Adjudication and oversight above delegated levels is provided by the CRO, GRC and RMC.

Policies

To control credit risk, prudent credit risk management principles are used as a base to establish policies, standards and guidelines that govern credit activities as outlined by the credit risk management policy.

The credit risk management policy supplements CIBC's risk management framework and risk appetite framework, and together with CIBC's portfolio concentration limits for credit exposures, CIBC's common risk/concentration risk limits for credit exposures, and other supporting credit risk policies, standards and procedures, assists CIBC in achieving its desired risk profile by providing an effective foundation for the management of credit risk.

Credit risk limits

The RMC approves Board limits, and exposures above Board limits require reporting to, or approval of, the RMC. Management limits are approved by the CRO. Usage is monitored to ensure risks are within allocated management and Board limits. Exposures above management limits require the approval of the CRO. Business lines may also impose lower limits to reflect the nature of their exposures and target markets. This tiering of limits provides for an appropriate hierarchy of decision making and reporting between management and the RMC. Credit approval authority flows from the Board and is further cascaded to officers in writing. The Board's Investment and Lending Authority Resolution sets thresholds above which credit exposures require reporting to, or approval of, the RMC, ensuring an increasing level of oversight for credit exposures of higher risk. CIBC maintains country limits to control exposures within countries outside of Canada and the U.S.

Credit concentration limits

At a bank-wide level, credit exposures are managed to promote alignment to our risk appetite statement, to maintain the target business mix and to ensure that there is no undue concentration of risk. We set limits to control borrower concentrations by risk-rating band for large exposures (i.e., risk-rated credits). Direct loan sales, credit derivative hedges, or structured transactions may also be used to reduce concentrations. We also have a set of portfolio concentration limits in place to control exposures by country, industry, product and activity. Further, our policies require limits to be established as appropriate for new initiatives and implementation of strategies involving material levels of credit risk. Concentration limits represent the maximum exposure levels we wish to hold on our books. In the normal course, it is expected that exposures will be held at levels below the maximums. The credit concentration limits are reviewed and approved by the RMC at least annually.

Credit concentration limits are also applied to our retail lending portfolios to mitigate concentration risk. We not only have concentration limits applied to individual borrowers and geographic regions, but also to different types of credit facilities, such as unsecured credits. In addition, we limit the maximum insured mortgage exposure to private insurers in order to reduce counterparty risk.

Credit risk mitigation

We may mitigate credit risk by obtaining a pledge of collateral, which improves recoveries in the event of a default. Our credit risk management policies include verification of the collateral and its value and ensuring that we have legal certainty with respect to the assets pledged. Valuations are updated periodically depending on the nature of the collateral, legal environment, and the creditworthiness of the counterparty. The main types of collateral include: (i) cash or marketable securities for securities lending and repurchase transactions; (ii) cash or marketable securities taken as collateral in support of our OTC derivatives activity; (iii) charges over operating assets such as inventory, receivables and real estate properties for lending to small business and commercial borrowers; and (iv) mortgages over residential properties for retail lending.

In certain circumstances we may use third-party guarantees to mitigate risk. We also obtain insurance to reduce the risk in our real estate secured lending portfolios, the most material of which relates to the portion of our residential mortgage portfolio that is insured by CMHC, an agency of the Government of Canada.

We mitigate the trading credit risk of OTC derivatives, securities lending and repurchase transactions with counterparties by employing the International Swaps and Derivatives Association (ISDA) Master Agreement, as well as Credit Support Annexes (CSAs) or similar master and collateral agreements. See Note 12 to the consolidated financial statements for additional details on the risks related to the use of derivatives and how we manage these risks.

ISDA Master Agreements and similar master and collateral agreements, such as the Global Master Repurchase Agreement and Global Master Securities Lending Agreement, facilitate cross transaction payments, prescribe close-out netting processes, and define the counterparties' contractual trading relationship. In addition, the agreements formalize non-transaction-specific terms. Master agreements serve to mitigate our credit risk by outlining default and termination events, which enable parties to close out of all outstanding transactions in the case of a negative credit event on either party's side. The mechanism for calculating termination costs in the event of a close-out are outlined in the master agreement; this allows for the efficient calculation of a single net obligation of one party to another.

CSAs and other collateral agreements are often included in ISDA Master Agreements or similar master agreements governing securities lending and repurchase transactions. They mitigate CCR by providing for the exchange of collateral between parties when a party's exposure to the other exceeds agreed upon thresholds, subject to a minimum transfer amount. CSAs and other collateral agreements that operate with master agreements also designate acceptable collateral types, and set out rules for re-hypothecation and interest calculation on collateral. Collateral types permitted under CSAs and other master agreements are set through our trading credit risk management documentation procedures. These procedures include requirements around collateral type concentrations.

Consistent with global initiatives to improve resilience in the financial system, we clear derivatives through central counterparties (CCPs) where feasible. Credit derivatives may be used to reduce industry sector concentrations and single-name exposure.

Forbearance techniques

We employ forbearance techniques to manage client relationships and to minimize credit losses due to default, foreclosure or repossession. In certain circumstances, it may be necessary to modify a loan for reasons related to a borrower's financial difficulties, reducing the potential of default. Total debt restructurings are subject to our normal quarterly impairment review which considers, amongst other factors, covenants and/or payment delinquencies. Loan loss provisions are adjusted as appropriate.

In retail lending, forbearance techniques include interest capitalization, amortization amendments and debt consolidations. We have a set of eligibility criteria that allow our Client Account Management team to determine suitable remediation strategies and propose products based on each borrower's situation.

The solutions available to corporate and commercial clients vary based on the individual nature of the client's situation and are undertaken selectively where it has been determined that the client has or is likely to have repayment difficulties servicing its obligations. Covenants often reveal changes in the client's financial situation before there is a change in payment behaviour and typically allow for a right to reprice or accelerate payments. Solutions may be temporary in nature or may involve other special management options.

Process and control

The credit approval process is managed by Risk Management and Retail Operations, with all significant credit requests submitted subject to adjudication independent of the originating businesses. Approval authorities are a function of the risk and amount of credit requested. In certain cases, credit requests must be escalated to senior management, the CRO, or to the RMC for approval.

After initial approval, individual credit exposures continue to be monitored. A formal risk assessment is completed at least annually for all risk-rated accounts, including review of assigned ratings. Higher risk-rated accounts are subject to closer monitoring and are reviewed at least quarterly. Collections and specialized loan workout groups handle the day-to-day management of high-risk loans to maximize recoveries.

Risk measurement

Exposures subject to IRB approaches

Under the IRB approaches, we are required to categorize exposures to credit risk into broad classes of assets with different underlying risk characteristics. This asset categorization may differ from the presentation in our consolidated financial statements. Under the IRB approaches, credit risk is measured using the following three key risk parameters[1]:

- PD – the probability that the obligor will default within the next 12 months.
- EAD – the estimate of the amount that will be drawn at the time of default.
- LGD – the expected severity of loss as the result of the default, expressed as a percentage of the EAD.

Exposures under the IRB approaches can be further differentiated into two categories, AIRB and FIRB. For portfolios subject to the AIRB approach, PD, LGD and EAD are internal estimates. Certain portfolios are prescribed to use the FIRB approach, where LGD and EAD are regulatory defined parameters. Our credit risk exposures are divided into business and government and retail portfolios. Regulatory models used to measure credit risk exposure under the IRB approach are subject to CIBC's model risk management process.

(1) These parameters differ from those used in the calculation of ECL under IFRS 9. See the "Accounting and control matters" section for further details.

Business and government portfolios (excluding scored small business) – risk-rating method

The portfolios comprise exposures to corporate, sovereign, and bank obligors. Our adjudication process and criteria includes assigning an obligor rating that reflects our estimate of the financial strength of the borrower, and a facility rating or LGD rating that reflects the collateral amount and quality applicable to secured exposures, the seniority position of the claim, and the capital structure of the borrower for unsecured exposures.

    The obligor rating takes into consideration our financial assessment of the obligor, the industry, and the economic environment of the region in which the obligor operates. Where a guarantee from a third-party exists, both the obligor and the guarantor will be assessed. While our obligor rating is determined independently of external ratings for the obligor, our risk-rating methodology includes a review of those external ratings.

    CIBC employs a 20-point master internal obligor default rating scale that broadly maps to external agencies' ratings as presented in the table below.

Grade	CIBC rating	S&P equivalent	Moody's equivalent
Investment grade	00–47	AAA to BBB-	Aaa to Baa3
Non-investment grade	51–67	BB+ to B-	Ba1 to B3
Watch list	70–80	CCC+ to C	Caa1 to Ca
Default	90	D	C

We use quantitative modelling techniques to assist in the development of internal risk-rating systems. The risk-rating systems have been developed through analysis of internal and external credit risk data, supplemented with expert judgment. The risk ratings are used for portfolio management, risk limit setting, product pricing, and in the determination of regulatory and economic capital.

    Our credit process is designed to ensure that we approve applications and extend credit only where we believe that our client has the ability to repay according to the agreed terms and conditions.

    Our credit framework of policies and limits defines our appetite for exposure to any single name or group of related borrowers, which is a function of the internal risk rating. We generally extend new credit only to borrowers in the investment and non-investment grade categories noted above. Our credit policies are also defined to manage our exposure to concentration in borrowers in any particular industry or region.

    In accordance with our process, each obligor is assigned an obligor default rating and the assigned rating is mapped to a PD estimate that represents a long-run average one-year default likelihood. For corporate obligors, PD estimates are calculated using joint maximum likelihood techniques based on our internal default rate history by rating category and longer dated external default rates as a proxy for the credit cycle to arrive at long-run average PD estimates. Estimates drawn from third-party statistical default prediction models are used to supplement the internal default data for some rating bands where internal data is sparse. For small and medium corporate enterprises, PD estimates are developed using only internal default history. For bank and sovereign obligors, PD estimates are derived from an analysis based on external default data sets and supplemented with internal data where possible. We examine several different estimation methodologies and compare results across the different techniques. In addition, we apply the same techniques and estimation methodologies to analogous corporate default data and compare the results for banks and sovereigns to the corporate estimates for each technique. A regulatory floor is applied to PD estimates for corporate and bank obligors.

    Each facility is assigned an LGD rating and each assigned rating is mapped to an LGD estimate that considers economic downturn conditions. For corporate obligors subject to the AIRB approach, LGD estimates are primarily derived from internal historical recovery data. Time to resolution is typically one to two years for most corporate obligors, and one to four years in the real estate sector. LGD values are based on discounted post-default cash flows for resolved accounts and include material direct and indirect costs associated with collections. External data is used in some cases to supplement our analysis. Economic downturn periods are identified for each portfolio by examining the history of actual losses, default rates and LGD. For sovereign exposures, LGD estimates are primarily driven by expert judgment supplemented with external data and benchmarks where available. Appropriate adjustments are made to LGD estimates to account for various uncertainties associated with estimation techniques and data limitations, including adjustments for unresolved accounts. For obligors subjected to the FIRB approach, LGD is a regulatory prescribed calculation.

    EAD is estimated based on the current exposure to the obligor together with possible future changes in that exposure. For obligors subject to the AIRB approach, internal EAD estimates are driven by factors such as the available undrawn credit commitment amount and the obligor default rating. EAD estimates are primarily based on internal historical loss data supplemented with comparable external data. Economic downturn periods are identified for each portfolio by examining the historical default rates and actual EAD factors. For obligors subjected to the FIRB approach, EAD is a regulatory prescribed calculation.

    Appropriate adjustments are made to internal PD, LGD and EAD estimates to account for various uncertainties associated with estimation techniques and data limitations, including adjustments for unresolved accounts (for LGD).

    Regulatory capital slotting approach is used for part of our uninsured Canadian commercial mortgage portfolio, which comprises non-residential mortgages and multi-family residential mortgages. These exposures are individually rated on our rating scale using a risk-rating methodology that considers the property's key attributes, which include its loan-to-value (LTV) and debt service ratios, the quality of the property, and the financial strength of the owner/sponsor. All exposures are secured by a lien over the property. In addition, we have insured multi-family residential mortgages, which are not treated under the slotting approach, but are instead treated as sovereign exposures.

Retail portfolios

Retail portfolios are characterized by a large number of relatively small exposures. They comprise: real estate secured personal lending (residential mortgages and personal loans and lines secured by residential property); qualifying revolving retail exposures (credit cards, overdrafts and unsecured lines of credit); and other retail exposures (loans secured by non-residential assets, unsecured loans, and scored small business loans).

    We use scoring models in the adjudication of new retail credit exposures, which are based on statistical methods of analyzing the unique characteristics of the borrower, to estimate future behaviour. In developing our models, we use internal historical information from previous borrowers, as well as information from external sources, such as credit bureaus. The use of credit scoring models allows for consistent assessment across borrowers. There are specific guidelines in place for each product, and our adjudication decision will take into account the characteristics of the borrower, any guarantors, and the quality and sufficiency of the collateral pledged (if any). The lending process will include documentation of, where appropriate, satisfactory identification, proof of income, independent appraisal of the collateral and registration of security.

Retail portfolios are managed as pools of homogeneous risk exposures, using external credit bureau scores and/or other behavioural assessments to group exposures according to similar credit risk profiles. These pools are established through statistical techniques. Characteristics used to group individual exposures vary by asset category; as a result, the number of pools, their size, and the statistical techniques applied to their management differ accordingly.

The following table maps the PD bands to various risk levels:

Risk level	PD bands
Exceptionally low	0.01%–0.20%
Very low	0.21%–0.50%
Low	0.51%–2.00%
Medium	2.01%–10.00%
High	10.01%–99.99%
Default	100%

For the purposes of the AIRB approach for retail portfolios, additional PD, LGD and EAD segmentation into homogeneous risk exposures is established through statistical techniques. The principal statistical estimation technique is decision trees benchmarked against alternative techniques such as regression and random forests.

Within real estate secured lending, we have two key parameter estimation models: mortgages and real estate secured personal lines of credit. Within qualifying revolving retail, we have three key parameter estimation models: credit cards, overdraft, and unsecured personal lines. A small percentage of credit cards, overdraft, and unsecured line accounts that do not satisfy the requirements for qualifying revolving retail are grouped into other retail parameter models. Within other retail, we have three key parameter models: margin lending, personal loans, and scored small business loans. Each parameter model pools accounts according to characteristics such as: delinquency, current credit bureau score, internal behaviour score, estimated current LTV ratio, account type, account age, utilization, transactor/revolver, outstanding balance, or authorized limit.

PD is estimated as the average default rate over an extended period based on internal historical data, generally for a 5-to-10-year period, which is adjusted using internal historical data on default rates over a longer period or comparable external data that includes a period of stress. A regulatory floor is applied to our PD estimate for all retail exposures with the exception of insured mortgages and government-guaranteed loans. A higher regulatory floor is applied to qualifying revolving transactors.

LGD is estimated based on observed recovery rates over an extended period using internal historical data. In determining our LGD estimate, we exclude any accounts that have not had enough time since default for the substantial majority of expected recovery to occur. This recovery period is product-specific and is typically in the range of 1 to 3 years. Accounts that cure from default and return to good standing are considered to have zero loss. We simulate the loss rate in a significant downturn based on the relationship(s) between LGD and one or more of the following: PD; housing prices, cure rate, and recovery time; or observed LGD in periods with above-average loss rates. We apply appropriate adjustments to address various types of estimation uncertainty including sampling error and trending. A regulatory floor is applied to all real estate secured exposures with the exception of insured mortgages. Higher regulatory floors are applied to unsecured accounts.

EAD for revolving products is estimated as a percentage of the authorized credit limit based on the observed EAD rates over an extended period using historical data. We simulate the EAD rate in a significant downturn based on the relationship(s) between the EAD rate and PD and/or the observed EAD rate in periods with above-average EAD rates. For term loan products, EAD is set equal to the outstanding balance. A regulatory floor is applied to the percentage of the undrawn exposure that is included in EAD.

We apply appropriate adjustments to PD, LGD and EAD to address various types of estimation uncertainty including sampling error and trending.

Back-testing

We monitor the three key risk parameters – PD, EAD and LGD – on a quarterly basis for our business and government portfolios and on a monthly basis for our retail portfolios. Every quarter, the back-testing results are reported to OSFI and are presented to the business and Risk Management senior management for review and challenge. For each parameter, we identify any portfolios whose realized values are significantly above or significantly below expectations and then test to see if this deviation is explainable by changes in the economy. If the results indicate that a parameter model may be losing its predictive power, we prioritize that model for review and update.

Stress testing

As part of our regular credit portfolio management process, we conduct stress testing and scenario analyses on our portfolio to quantitatively assess the impact of various historical, as well as hypothetical, stressed conditions, versus limits determined in accordance with our risk appetite. Scenarios are selected to test our exposures to specific industries (e.g., oil and gas and real estate), products (e.g., mortgages and cards), or geographic regions (e.g., Europe and the Caribbean). Results from stress testing are a key input into management decision making, including the determination of limits and strategies for managing our credit exposure. See the "Real estate secured personal lending" section for further discussion on our residential mortgage portfolio stress testing.

Exposure to credit risk

The portfolios are categorized based upon how we manage the business and the associated risks. Gross credit exposure amounts presented in the table below represent our estimate of EAD, which is net of derivative master netting agreements and CVA but is before allowance for credit losses or credit risk mitigation for IRB approaches. Gross credit exposure amounts relating to our business and government portfolios are reduced for collateral held for repo-style transactions, which reflects the EAD value of such collateral. Non-trading equity exposures are not included in the table below as they have been deemed immaterial under the OSFI guidelines, and hence are subject to 100% risk-weighting.

$ millions, as at October 31	2023 IRB approach (1)	2023 Standardized approach	2023 Total	2022 AIRB approach	2022 Standardized approach	2022 Total
Business and government portfolios						
Corporate (2)						
Drawn	**$ 139,744**	**$ 48,032**	**$ 187,776**	$ 151,361	$ 45,924	$ 197,285
Undrawn commitments	**49,460**	**9,388**	**58,848**	64,470	10,142	74,612
Repo-style transactions (3)	**262,175**	**–**	**262,175**	185,680	–	185,680
Other off-balance sheet (3)	**12,527**	**752**	**13,279**	14,181	831	15,012
OTC derivatives	**8,921**	**128**	**9,049**	13,094	98	13,192
	472,827	**58,300**	**531,127**	428,786	56,995	485,781
Sovereign						
Drawn	**166,226**	**31,376**	**197,602**	149,200	28,680	177,880
Undrawn commitments	**8,956**	**270**	**9,226**	8,560	–	8,560
Repo-style transactions (3)	**31,203**	**–**	**31,203**	24,228	–	24,228
Other off-balance sheet (3)	**1,538**	**181**	**1,719**	2,421	–	2,421
OTC derivatives	**2,444**	**–**	**2,444**	2,475	–	2,475
	210,367	**31,827**	**242,194**	186,884	28,680	215,564
Banks						
Drawn	**12,396**	**851**	**13,247**	14,151	1,548	15,699
Undrawn commitments	**407**	**3**	**410**	1,297	18	1,315
Repo-style transactions (3)	**46,889**	**–**	**46,889**	46,155	–	46,155
Other off-balance sheet (3)	**1,417**	**4**	**1,421**	74,748	–	74,748
OTC derivatives	**6,323**	**12**	**6,335**	6,287	12	6,299
	67,432	**870**	**68,302**	142,638	1,578	144,216
Gross business and government portfolios	**750,626**	**90,997**	**841,623**	758,308	87,253	845,561
Less: collateral held for repo-style transactions (3)	**325,118**	**–**	**325,118**	237,484	–	237,484
Net business and government portfolios	**425,508**	**90,997**	**516,505**	520,824	87,253	608,077
Retail portfolios						
Real estate secured personal lending						
Drawn	**285,019**	**5,742**	**290,761**	281,518	5,491	287,009
Undrawn commitments	**39,210**	**23**	**39,233**	38,038	–	38,038
	324,229	**5,765**	**329,994**	319,556	5,491	325,047
Qualifying revolving retail (4)						
Drawn	**18,277**	**4,238**	**22,515**	18,034	–	18,034
Undrawn commitments	**61,231**	**3,740**	**64,971**	58,471	–	58,471
Other off-balance sheet	**385**	**116**	**501**	375	–	375
	79,893	**8,094**	**87,987**	76,880	–	76,880
Other retail (4)						
Drawn	**14,423**	**1,032**	**15,455**	17,519	5,099	22,618
Undrawn commitments	**2,170**	**63**	**2,233**	3,308	28	3,336
Other off-balance sheet	**4**	**–**	**4**	45	121	166
	16,597	**1,095**	**17,692**	20,872	5,248	26,120
Small and medium enterprises (SME) retail (4)						
Drawn	**3,066**	**–**	**3,066**	–	–	–
Undrawn commitments	**1,235**	**–**	**1,235**	–	–	–
Other off-balance sheet	**24**	**–**	**24**	–	–	–
	4,325	**–**	**4,325**	–	–	–
Total retail portfolios	**425,044**	**14,954**	**439,998**	417,308	10,739	428,047
Securitization exposures (2)(5)	**24,171**	**13,870**	**38,041**	15,333	3,257	18,590
Gross credit exposure (6)	**1,199,841**	**119,821**	**1,319,662**	1,190,949	101,249	1,292,198
Less: collateral held for repo-style transactions (3)	**325,118**	**–**	**325,118**	237,484	–	237,484
Net credit exposure (6)	**$ 874,723**	**$ 119,821**	**$ 994,544**	$ 953,465	$ 101,249	$ 1,054,714

(1) Beginning in the second quarter of 2023, the IRB approach includes both the AIRB approach and the FIRB approach.
(2) Beginning in the first quarter of 2023, includes a change in methodology that resulted in certain exposures previously subject to AIRB, now being included under the standardized securitization approach.
(3) Beginning in the second quarter of 2023, as part of the implementation of the Basel III reforms, certain exposures in which we act as a guarantor were prospectively reclassified from other off-balance sheet to repo-style transactions with the inclusion of the collateral held now included in collateral held for repo-style transactions.
(4) 2022 amounts reported in other retail include certain qualifying revolving retail and SME retail.
(5) OSFI guidelines define a hierarchy of approaches for treating securitization exposures in our banking book. Depending on the underlying characteristics, exposures are eligible for either the SA or the IRB approach. The SEC-ERBA, which is inclusive of SEC-IAA, includes exposures that qualify for the IRB approach, as well as exposures under the SA.
(6) Excludes exposures arising from derivative and repo-style transactions which are cleared through qualified central counterparties (QCCPs) as well as credit risk exposures arising from other assets that are subject to the credit risk framework, including other balance sheet assets which are risk-weighted at 100%, significant investments in the capital of non-financial institutions which are risk-weighted at 1250%, settlement risk, and amounts below the thresholds for deduction which are risk-weighted at 250%. Non-trading equity exposures are also excluded and are subject to a range of risk-weightings dependent on the nature of the security starting in the second quarter of 2023. Risk-weighting for non-trading equity securities was at 100% prior to the second quarter of 2023.

Exposures subject to the standardized approach[1]

Exposures within CIBC Bank USA, CIBC FirstCaribbean, the acquired Canadian Costco credit card portfolio, and certain exposures to individuals for non-business purposes are subject to the standardized approach. The standardized approach utilizes a set of risk weightings defined by the regulators, as opposed to the more data intensive IRB[2] approach. A detailed breakdown of our net credit risk exposures under the standardized approach by risk-weight category is provided below.

$ millions, as at October 31	Risk-weight category							2023	2022
	0%	1–20%	21–50%	51–75%	76–100%	101–150%	>150%	Total	Total
Corporate	$ –	$ –	$ –	$ 4,577	$ 46,928	$ 6,795	$ –	$ 58,300	$ 56,995
Sovereign	26,715	3,545	378	–	1,083	106	–	31,827	28,680
Banks	–	766	66	–	15	23	–	870	1,578
Real estate secured personal lending	–	1,439	3,869	336	105	16	–	5,765	5,491
Other retail	–	5,282	–	3,489	346	72	–	9,189	5,248
	$ 26,715	$ 11,032	$ 4,313	$ 8,402	$ 48,477	$ 7,012	$ –	$ 105,951	$ 97,992

(1) See the "Securitization exposures" section for securitization exposures that are subject to the standardized approach, which are excluded from this table.
(2) Beginning in the second quarter of 2023, the IRB approach includes both the AIRB approach and the FIRB approach.

We use credit ratings from S&P and Moody's to calculate credit risk RWA for certain exposures under the standardized approach, including securities issued by sovereigns and their central banks (sovereigns), banks and corporates, and deposits with sovereigns and banks. This includes S&P and Moody's issuer-specific credit ratings for securities issued by sovereigns and corporates, the S&P country credit rating for the country of incorporation for securities issued by banks, and deposits with banks, and the S&P country credit rating for deposits with central banks. The RWA calculated using credit ratings from these agencies represents 0.8% of credit risk RWA under the standardized approach.

Trading credit exposures

We have trading credit exposure (also called counterparty credit exposure) that arises from our OTC derivatives and our repo-style transactions. The nature of our derivatives exposure and how it is mitigated is further explained in Note 12 to the consolidated financial statements. Our repo-style transactions consist of our securities bought or sold under repurchase agreements, and our securities borrowing and lending activity.

The PD of our counterparties is estimated using models consistent with the models used for our direct lending activity, or as prescribed. Due to the fluctuations in the market values of interest rates, exchange rates, and equity and commodity prices, counterparty credit exposure cannot be quantified with certainty at the inception of the trade. Counterparty credit exposure is estimated using the current fair value of the exposure, plus an estimate of the maximum potential future exposure due to changes in the fair value. Credit risk associated with these counterparties is managed within the same process as our lending business, and for the purposes of credit adjudication, the exposure is aggregated with any exposure arising from our lending business. The majority of our counterparty credit exposure benefits from the credit risk mitigation techniques discussed above, including daily re-margining, and posting of collateral.

We are also exposed to wrong-way risk. Specific wrong-way risk arises when CIBC receives financial collateral issued (or an underlying reference obligation of a transaction is issued) by the counterparty itself, or by a related entity that would be considered to be part of the same common risk group. General wrong-way risk arises when the exposure and/or collateral pledged to CIBC is highly correlated to that of the counterparty. Exposure to wrong-way risk with derivative counterparties is monitored by Capital Markets Risk Management. Where we may be exposed to wrong-way risk, our adjudication procedures subject those transactions to a more rigorous approval process. The exposure may be hedged with other derivatives to further mitigate the risk that can arise from these transactions.

We establish a CVA for expected future credit losses from each of our derivative counterparties. The expected future credit loss is a function of our estimates of the PD, the estimated loss in the event of default, and other factors such as risk mitigants.

Rating profile of OTC derivative mark-to-market (MTM) receivables

$ billions, as at October 31	2023				2022	
	Exposure [1]					
Investment grade	$ 8.04	89.6 %	$	11.18	79.1 %	
Non-investment grade	0.92	10.3		2.87	20.3	
Watch list	0.01	0.1		0.09	0.6	
Default	–	–		–	–	
Unrated	–	–		–	–	
	$ 8.97	100.0 %	$	14.14	100.0 %	

(1) MTM of the OTC derivative contracts is after the impact of master netting agreements, but before any collateral.

Concentration of exposures

Concentration of credit risk exists when a number of obligors are engaged in similar activities, or operate in the same geographic areas or industry sectors, and have similar economic characteristics so that their ability to meet contractual obligations is similarly affected by changes in economic, political, or other conditions.

Geographic distribution[(1)(2)]

The following table provides a geographic distribution of our business and government exposures under the IRB[(3)] approach, net of collateral held for repo-style transactions.

$ millions, as at October 31, 2023	Canada	U.S.	Europe	Other	Total
Drawn	**$ 188,602**	**$ 100,653** [(4)]	**$ 14,733**	**$ 14,378**	**$ 318,366**
Undrawn commitments	**39,658**	**13,408**	**3,815**	**1,942**	**58,823**
Repo-style transactions	**5,065** [(5)]	**4,904** [(5)]	**2,612** [(5)]	**2,568**	**15,149**
Other off-balance sheet	**8,168** [(5)]	**5,111** [(5)]	**1,587** [(5)]	**616**	**15,482**
OTC derivatives	**9,789**	**4,179**	**2,183**	**1,537**	**17,688**
	$ 251,282	**$ 128,255**	**$ 24,930**	**$ 21,041**	**$ 425,508**
October 31, 2022	$ 341,917	$ 125,602	$ 29,227	$ 24,078	$ 520,824

(1) Excludes securitization exposures, and exposures under the SA. Substantially all of our retail exposures under the AIRB approach are based in Canada.
(2) Classification by country is primarily based on domicile of debtor or customer.
(3) Beginning in the second quarter of 2023, the IRB approach includes both the AIRB approach and the FIRB approach.
(4) Beginning in the first quarter of 2023, excludes certain exposures previously subject to AIRB, now included under the standardized securitization approach pursuant to a change in methodology.
(5) Beginning in the second quarter of 2023, as part of the implementation of the Basel III reforms, certain exposures in which we act as a guarantor were prospectively reclassified from other off-balance sheet to repo-style transactions with the inclusion of the collateral held now included in collateral held for repo-style transactions.

Business and government exposure by industry groups[(1)]

The following table provides an industry-wide breakdown of our business and government exposures under the IRB[(2)] approach, net of collateral held for repo-style transactions.

$ millions, as at October 31	Drawn	Undrawn commitments	Repo-style transactions [(3)]	Other off-balance sheet [(3)]	OTC derivatives	2023 Total	2022 Total
Commercial mortgages	$ 7,819	$ 6	$ –	$ –	$ –	$ 7,825	$ 9,108
Financial institutions	72,497	8,348	14,683	4,398	10,348	110,274	215,049
Retail and wholesale	9,489	3,763	–	449	170	13,871	14,856
Business services	8,778	2,810	2	810	185	12,585	13,701
Manufacturing – capital goods	3,714	1,877	–	269	179	6,039	6,906
Manufacturing – consumer goods	5,204	1,642	–	224	125	7,195	7,682
Real estate and construction	42,135	10,700	–	1,809	501	55,145	51,900
Agriculture	8,137	2,054	–	42	35	10,268	10,252
Oil and gas	3,312	3,571	–	612	1,990	9,485	15,208
Mining	1,748	2,017	–	833	265	4,863	6,622
Forest products	348	445	–	184	54	1,031	1,353
Hardware and software	3,801	1,908	–	70	86	5,865	4,996
Telecommunications and cable	2,448	689	–	255	297	3,689	4,116
Broadcasting, publishing and printing	372	85	–	8	6	471	593
Transportation	6,057	3,058	–	308	698	10,121	10,393
Utilities	18,019	8,293	–	4,288	735	31,335	32,048
Education, health, and social services	3,942	1,532	–	241	20	5,735	5,609
Governments	120,546	6,025	464	682	1,994	129,711	110,432
	$ 318,366	$ 58,823	$ 15,149	$ 15,482	$ 17,688	$ 425,508	$ 520,824

(1) Beginning in the first quarter of 2023, excludes certain exposures previously subject to AIRB, now included under the standardized securitization approach pursuant to a change in methodology.
(2) Beginning in the second quarter of 2023, the IRB approach includes both the AIRB approach and the FIRB approach.
(3) Beginning in the second quarter of 2023, as part of the implementation of the Basel III reforms, certain exposures in which we act as a guarantor were prospectively reclassified from other off-balance sheet to repo-style transactions with the inclusion of the collateral held now included in collateral held for repo-style transactions.

As part of our risk mitigation strategy, we may use credit protection purchases as a hedge against customer or industry sector concentration. As at October 31, 2023, we had no credit protection purchased (2022: nil) related to our business and government loans.

Credit quality of portfolios

Credit quality of the retail portfolios

The following table presents the credit quality of our retail portfolios under the IRB[(1)] approach.

$ millions, as at October 31					2023	2022
	EAD					
Risk level	Real estate secured personal lending	Qualifying revolving retail	Other retail	SME retail	Total	Total
Exceptionally low	$ 246,607	$ 51,322	$ 2,691	$ 537	$ 301,157	$ 294,074
Very low	41,524	8,660	3,527	1,007	54,718	55,713
Low	28,743	11,533	7,057	2,106	49,439	52,062
Medium	6,102	6,935	2,231	308	15,576	12,243
High	759	1,376	1,022	328	3,485	2,792
Default	494	67	69	39	669	424
	$ 324,229	$ 79,893	$ 16,597	$ 4,325	$ 425,044	$ 417,308

(1) Beginning in the second quarter of 2023, the IRB approach includes both the AIRB approach and the FIRB approach.

Securitization exposures[1]

The following table provides details on securitization exposures in our banking book, by credit rating.

$ millions, as at October 31	**2023**	2022
	EAD	
Exposures under the IRB [2] **approach**		
S&P rating equivalent		
AAA to BBB-	**$ 24,171**	$ 15,333
BB+ to BB-	**—**	—
Below BB-	**—**	—
Unrated	**—**	—
	24,171	15,333
Exposures under the standardized approach	**13,870**	3,257
Total securitization exposures	**$ 38,041**	$ 18,590

(1) Beginning in the first quarter of 2023, includes a change in methodology that resulted in certain exposures previously subject to AIRB, now being included under the standardized securitization approach.
(2) Beginning in the second quarter of 2023, the IRB approach includes both the AIRB approach and the FIRB approach.

Government lending programs in response to COVID-19

In 2020, the Government of Canada launched a number of lending programs to provide credit and financing to businesses during the COVID-19 pandemic. CIBC participated in a number of those programs, including the Canada Emergency Business Account (CEBA) program with Export Development Canada (EDC). Loans advanced under the CEBA program are not recognized on our consolidated balance sheet because they are funded by EDC and all of the resulting cash flows and associated risks and rewards, including any exposure to payment defaults and principal forgiveness, are assumed by EDC. As at October 31, 2023, loans of $3.5 billion (2022: $4.1 billion), net of repayments, have been provided to our clients under the CEBA. Funded loans outstanding on our consolidated balance sheet under other Canadian lending programs for businesses that commenced during the pandemic were $0.3 billion (2022: $0.4 billion).

Real estate secured personal lending

Real estate secured personal lending comprises residential mortgages, and personal loans and lines secured by residential property (HELOC). This portfolio is lower risk compared with other retail portfolios, as we have a first charge on the majority of the properties and a second lien on only a small portion of the portfolio. We use the same lending criteria in the adjudication of both first lien and second lien loans.

Under the *Bank Act* (Canada), banks are limited to providing residential real estate loans of no more than 80% of the collateral value. An exception is made for mortgage loans with a higher LTV ratio if they are insured by either CMHC or a private mortgage insurer. Mortgage insurance protects banks from the risk of default by the borrower, over the term of the coverage. Mortgage insurers are subject to regulatory capital requirements, which aim to ensure that they are well capitalized. If a private mortgage insurer becomes insolvent, the Government of Canada has, provided certain conditions are met, obligations in respect of policies underwritten by certain insolvent private mortgage insurers as more fully described in the *Protection of Residential Mortgage or Hypothecary Insurance Act* (PRMHIA). There is a possibility that losses could be incurred in respect of insured mortgages if, among other things, CMHC or the applicable private mortgage insurer denies a claim, or further, if a private mortgage insurer becomes insolvent and either the conditions under the PRMHIA are not met or the Government of Canada denies the claim.

The following disclosures are required by OSFI pursuant to the Guideline B-20 "Residential Mortgage Underwriting Practices and Procedures" (Guideline B-20).

The following table provides details on our residential mortgage and HELOC portfolios:

$ billions, as at October 31, 2023	Residential mortgages [1]				HELOC [2]		Total			
	Insured		Uninsured		Uninsured		Insured		Uninsured	
Ontario [3]	$ 19.5	13 %	$ 129.8	87 %	$ 10.8	100 %	$ 19.5	12 %	$ 140.6	88 %
British Columbia and territories [4]	6.4	12	45.5	88	3.9	100	6.4	11	49.4	89
Alberta	10.9	41	15.5	59	1.8	100	10.9	39	17.3	61
Quebec	4.8	22	17.1	78	1.2	100	4.8	21	18.3	79
Central prairie provinces	2.9	40	4.4	60	0.6	100	2.9	37	5.0	63
Atlantic provinces	2.9	32	6.2	68	0.7	100	2.9	30	6.9	70
Canadian portfolio [5][6]	47.4	18	218.5	82	19.0	100	47.4	17	237.5	83
U.S. portfolio [5]	—	—	2.6	100	—	—	—	—	2.6	100
Other international portfolio [5]	—	—	2.8	100	—	—	—	—	2.8	100
Total portfolio	$ 47.4	17 %	$ 223.9	83 %	$ 19.0	100 %	$ 47.4	16 %	$ 242.9	84 %
October 31, 2022	$ 52.6	20 %	$ 214.2	80 %	$ 19.4	100 %	$ 52.6	18 %	$ 233.6	82 %

(1) Balances reflect principal values.
(2) We did not have any insured HELOCs as at October 31, 2023 and 2022.
(3) Includes $8.7 billion (2022: $9.9 billion) of insured residential mortgages, $80.1 billion (2022: $77.0 billion) of uninsured residential mortgages, and $6.2 billion (2022: $6.3 billion) of HELOCs in the Greater Toronto Area (GTA).
(4) Includes $2.8 billion (2022: $3.2 billion) of insured residential mortgages, $30.9 billion (2022: $30.6 billion) of uninsured residential mortgages, and $2.5 billion (2022: $2.5 billion) of HELOCs in the Greater Vancouver Area (GVA).
(5) Geographic location is based on the address of the property.
(6) 58% (2022: 61%) of insurance on Canadian residential mortgages is provided by CMHC and the remaining by two private Canadian insurers, both rated at least AA (low) by DBRS.

The average LTV ratios[1] for our uninsured residential mortgages and HELOCs originated and acquired during the year are provided in the following table:

For the year ended October 31	2023		2022	
	Residential mortgages	HELOC	Residential mortgages	HELOC
Ontario [2]	**65 %**	**65 %**	65 %	65 %
British Columbia and territories [3]	**62**	**62**	62	64
Alberta	**71**	**72**	72	72
Quebec	**68**	**70**	69	71
Central prairie provinces	**71**	**72**	71	73
Atlantic provinces	**69**	**69**	70	70
Canadian portfolio [4]	**66**	**65**	65	66
U.S. portfolio [4]	**65**	**n/m**	64	n/m
Other international portfolio [4]	**72 %**	**n/m**	73 %	n/m

(1) LTV ratios for newly originated and acquired residential mortgages and HELOCs are calculated based on weighted average.
(2) Average LTV ratios for our uninsured GTA residential mortgages originated during the year were 65% (2022: 65%).
(3) Average LTV ratios for our uninsured GVA residential mortgages originated during the year were 61% (2022: 62%).
(4) Geographic location is based on the address of the property.
n/m Not meaningful.

The following table provides the average LTV ratios on our total Canadian residential mortgage portfolio:

	Insured	Uninsured
October 31, 2023 [1][2]	**52 %**	**50 %**
October 31, 2022 [1][2]	50 %	48 %

(1) LTV ratios for residential mortgages are calculated based on weighted averages. The house price estimates for October 31, 2023 and 2022 are based on the Forward Sortation Area (FSA) level indices from the Teranet – National Bank National Composite House Price Index (Teranet) as of September 30, 2023 and 2022, respectively. Teranet is an independent estimate of the rate of change in Canadian home prices.
(2) Average LTV ratio on our uninsured GTA residential mortgage portfolio was 49% (2022: 48%). Average LTV ratio on our uninsured GVA residential mortgage portfolio was 44% (2022: 44%).

The tables below summarize the remaining amortization profile of our total Canadian, U.S. and other international residential mortgages. The first table provides the remaining amortization periods based on the minimum contractual payment amounts with the assumption that variable rate mortgages renew at payment amounts that maintain the original amortization schedule. The second table summarizes the remaining amortization profile of our total Canadian, U.S. and other international residential mortgages based upon current customer payment amounts.

Contractual payment basis

	0–5 years	>5–10 years	>10–15 years	>15–20 years	>20–25 years	>25–30 years	>30–35 years	>35 years
Canadian portfolio								
October 31, 2023	**– %**	**1 %**	**1 %**	**11 %**	**50 %**	**37 %**	**– %**	**– %**
October 31, 2022	– %	1 %	1 %	10 %	54 %	34 %	– %	– %
U.S. portfolio								
October 31, 2023	**– %**	**1 %**	**– %**	**2 %**	**10 %**	**87 %**	**– %**	**– %**
October 31, 2022	– %	1 %	– %	2 %	9 %	88 %	– %	– %
Other international portfolio								
October 31, 2023	**7 %**	**12 %**	**20 %**	**23 %**	**21 %**	**16 %**	**1 %**	**– %**
October 31, 2022	7 %	12 %	21 %	23 %	20 %	15 %	1 %	1 %

Current customer payment basis

	0–5 years	>5–10 years	>10–15 years	>15–20 years	>20–25 years	>25–30 years	>30–35 years	>35 years [1]
Canadian portfolio								
October 31, 2023	**1 %**	**3 %**	**6 %**	**13 %**	**31 %**	**22 %**	**2 %**	**22 %**
October 31, 2022	1 %	3 %	5 %	13 %	31 %	17 %	4 %	26 %
U.S. portfolio								
October 31, 2023	**1 %**	**2 %**	**7 %**	**8 %**	**11 %**	**71 %**	**– %**	**– %**
October 31, 2022	1 %	2 %	6 %	9 %	10 %	72 %	– %	– %
Other international portfolio								
October 31, 2023	**7 %**	**12 %**	**20 %**	**23 %**	**21 %**	**16 %**	**1 %**	**– %**
October 31, 2022	7 %	12 %	21 %	23 %	20 %	15 %	1 %	1 %

(1) Includes variable rate mortgages of $59.9 billion (2022: $67.5 billion), of which $42.9 billion (2022: $38.5 billion) relates to mortgages in which all of the fixed contractual payments are currently being applied to interest based on the rates in effect at October 31, 2023 and October 31, 2022, respectively, and the terms of the mortgages, with the portion of the contractual interest requirement not met by the payments being added to the principal. Since the amortization profile reflected in this table is based on the current amount of existing contractual payments, it does not reflect that the contractual payment amount is required to be increased at the time of renewal by the amount necessary to reduce the amortization period down to the period in effect at the time the mortgage was originally provided.

The extended amortization profile is driven by the prime rate increases that commenced earlier in 2022, impacting clients with a variable rate mortgage. The increase in interest rates had no impact on the remaining amortization period for fixed rate mortgages which in the current interest rate environment are assumed to be renewed at the same or a shorter amortization period.

We have two types of condominium exposures in Canada: mortgages and developer loans. Both are primarily concentrated in the Toronto and Vancouver areas. As at October 31, 2023, our Canadian condominium mortgages were $40.2 billion (2022: $38.7 billion), of which 18% (2022: 20%) were insured. Our drawn developer loans were $2.2 billion (2022: $1.7 billion), or 1.1% (2022: 0.8%) of our business and government portfolio, and our related undrawn exposure was $6.3 billion (2022: $5.9 billion). The condominium developer exposure is diversified across 121 projects.

We stress test our mortgage and HELOC portfolios to determine the potential impact of different economic events. Our stress tests can use variables such as unemployment rates, debt service ratios and housing price changes, to model potential outcomes for a given set of circumstances. The stress testing involves variables that could behave differently in certain situations. Our main tests use economic variables in a similar range or more conservative to historical events when Canada experienced economic downturns. Our results show that in an economic downturn, our capital position should be sufficient to absorb mortgage and HELOC losses.

On December 17, 2021, OSFI and the Department of Finance Canada confirmed that the minimum qualifying rate for uninsured and insured mortgages will remain the higher of: (i) the mortgage contract rate plus 2%; or (ii) 5.25% as a minimum floor.

OSFI Clarification on the Treatment of Innovative Real Estate Secured Lending Products under Guideline B-20
On June 28, 2022, OSFI released a new Advisory (Clarification on the Treatment of Innovative Real Estate Secured Lending Products under Guideline B-20), which complements existing expectations under Guideline B-20. The Advisory articulates OSFI's expectations regarding underwriting practices and procedures for reverse residential mortgages, residential mortgages with shared equity features and Combined Loan Plans (CLPs), which are applicable to all FRFIs that are engaged in residential mortgage underwriting and/or the acquisition of residential mortgage loan assets in Canada. The changes will affect CIBC's Home Power Plan (HPP) product, which is considered a CLP, with LTVs above 65% when combined with related mortgage products. OSFI expects that the portion of an HPP balance above the 65% LTV limit must be amortizing and non-readvanceable. For previously originated HPPs, principal payments on both the mortgage and HPP are required to be matched by a reduction in the aggregate authorized limit until it reduces to a 65% LTV. OSFI expects this change to take place for existing borrowers upon the first renewal date of their HPP mortgage after October 2023. We discontinued the origination of HPPs that do not meet these requirements in October 2023, and are converting existing HPPs to meet the requirement.

Credit quality performance
As at October 31, 2023, total loans and acceptances after allowance for credit losses were $540.2 billion (2022: $528.7 billion). Consumer loans (comprising residential mortgages, credit cards, and personal loans, including student loans) constitute 62% (2022: 62%) of the portfolio, and business and government loans (including acceptances) constitute the remainder of the portfolio.

Consumer loans were up $6.6 billion or 2% from the prior year, primarily due to an increase in residential mortgages and credit cards. Business and government loans (including acceptances) were up $4.9 billion or 2% from the prior year, mainly attributable to the impact of foreign exchange appreciation, as well as growth in the real estate and construction, and utilities portfolios, partially offset by a decrease in business services.

Impaired loans
The following table provides details of our impaired loans and allowance for credit losses:

$ millions, as at or for the year ended October 31			**2023**			2022
	Business and government loans	**Consumer loans**	**Total**	Business and government loans	Consumer loans	Total
Gross impaired loans						
Balance at beginning of year	$ 920	$ 823	$ 1,743	$ 1,033	$ 800	$ 1,833
Classified as impaired during the year	1,842	2,053	3,895	491	1,456	1,947
Transferred to performing during the year	(101)	(405)	(506)	(100)	(294)	(394)
Net repayments [1]	(429)	(409)	(838)	(243)	(448)	(691)
Amounts written off	(316)	(1,033)	(1,349)	(312)	(718)	(1,030)
Foreign exchange and other	40	5	45	51	27	78
Balance at end of year	$ 1,956	$ 1,034	$ 2,990	$ 920	$ 823	$ 1,743
Allowance for credit losses – impaired loans	$ 667	$ 405	$ 1,072	$ 351	$ 313	$ 664
Net impaired loans [2]						
Balance at beginning of year	$ 569	$ 510	$ 1,079	$ 525	$ 536	$ 1,061
Net change in gross impaired	1,036	211	1,247	(113)	23	(90)
Net change in allowance	(316)	(92)	(408)	157	(49)	108
Balance at end of year	$ 1,289	$ 629	$ 1,918	$ 569	$ 510	$ 1,079
Net impaired loans as a percentage of net loans and acceptances			**0.36 %**			0.20 %

(1) Includes disposal of loans.
(2) Net impaired loans are gross impaired loans net of stage 3 allowance for credit losses.

Gross impaired loans
As at October 31, 2023, gross impaired loans were $2,990 million, up $1,247 million from the prior year, primarily due to increases in the real estate and construction, and the retail and wholesale sectors, as well as the Canadian residential mortgages portfolio.

44% of gross impaired loans related to Canada, of which the residential mortgages and personal lending portfolios, as well as the retail and wholesale, the education, health and social services, and the real estate and construction sectors accounted for the majority.

44% of gross impaired loans related to the U.S., of which the real estate and construction, the financial institutions, and the retail and wholesale sectors accounted for the majority.

The remaining gross impaired loans related to CIBC FirstCaribbean, of which the residential mortgages and personal lending portfolios, as well as the business services, and the real estate and construction sectors accounted for the majority.

See the "Supplementary annual financial information" section for additional details on the geographic distribution and industry classification of impaired loans.

Allowance for credit losses – impaired loans
Allowance for credit losses on impaired loans was $1,072 million, up $408 million from the prior year, primarily due to increases in the real estate and construction, and the retail and wholesale sectors, as well as the Canadian personal lending and mortgage portfolios.

Loans contractually past due but not impaired

The following table provides an aging analysis of loans that are not impaired, where repayment of principal or payment of interest is contractually in arrears. Loans less than 30 days past due are excluded as such loans are not generally indicative of the borrowers' ability to meet their payment obligations.

$ millions, as at October 31	31 to 90 days	Over 90 days	2023 Total	2022 Total
Residential mortgages	$ 1,019	$ –	$ 1,019	$ 874
Personal	280	–	280	247
Credit card [1]	235	126	361	331
Business and government	184	–	184	256
	$ 1,718	$ 126	$ 1,844	$ 1,708

(1) For the acquired Canadian Costco credit card portfolio, the credit cards were transferred in the aging category that applied at the time of acquisition and have continued to age to the extent a payment has not been made.

During the year, gross interest income that would have been recorded if impaired loans were treated as current was $155 million (2022: $87 million), of which $69 million (2022: $45 million) was in Canada and $86 million (2022: $42 million) was outside Canada. During the year, interest recognized on impaired loans was $69 million (2022: $35 million), and interest recognized on loans before being classified as impaired was $110 million (2022: $31 million), of which $43 million (2022: $23 million) was in Canada and $67 million (2022: $8 million) was outside Canada.

Exposure to certain countries and regions

The following table provides our exposure to certain countries and regions outside of Canada and the U.S.

Our direct exposures presented in the table below comprise (A) funded – on-balance sheet loans (stated at amortized cost net of stage 3 allowance for credit losses, if any), deposits with banks (stated at amortized cost net of stage 3 allowance for credit losses, if any) and securities (stated at carrying value); (B) unfunded – unutilized credit commitments, letters of credit, and guarantees (stated at notional amount net of stage 3 allowance for credit losses, if any); and (C) derivative MTM receivables (stated at fair value) and repo-style transactions (stated at fair value).

The following table provides a summary of our positions in these regions:

	Direct exposures											
	Funded				Unfunded			Derivative MTM receivables and repo-style transactions [1]				
$ millions, as at October 31, 2023	Corporate	Sovereign	Banks	Total funded (A)	Corporate	Banks	Total unfunded (B)	Corporate	Sovereign	Banks	Net exposure (C)	Total direct exposure (A)+(B)+(C)
U.K.	$ 8,903	$ 1,862	$ 2,986	$ 13,751	$ 6,785	$ 870	$ 7,655	$ 902	$ 2	$ 598	$ 1,502	$ 22,908
Europe excluding U.K. [2]	7,098	2,570	5,757	15,425	6,751	1,344	8,095	35	78	470	583	24,103
Caribbean	5,168	2,119	3,228	10,515	1,798	2,594	4,392	42	–	85	127	15,034
Latin America [3]	698	268	3	969	471	11	482	–	173	–	173	1,624
Asia	797	4,495	3,358	8,650	129	517	646	–	270	708	978	10,274
Oceania [4]	7,021	1,032	1,075	9,128	3,647	69	3,716	7	–	23	30	12,874
Other	265	–	121	386	530	417	947	–	–	–	–	1,333
Total [5]	$ 29,950	$ 12,346	$ 16,528	$ 58,824	$ 20,111	$ 5,822	$ 25,933	$ 986	$ 523	$ 1,884	$ 3,393	$ 88,150
October 31, 2022	$ 26,724	$ 11,093	$ 16,440	$ 54,257	$ 18,017	$ 4,591	$ 22,608	$ 1,023	$ 365	$ 1,936	$ 3,324	$ 80,189

(1) The amounts shown are net of CVA and collateral. Collateral on derivative MTM receivables was $3.4 billion (2022: $6.5 billion), collateral on repo-style transactions was $82.1 billion (2022: $62.4 billion), and both comprise cash and investment grade debt securities.
(2) Exposures to Russia and Ukraine are de minimis.
(3) Includes Mexico, Central America and South America.
(4) Includes Australia and New Zealand.
(5) Excludes exposure of $5,293 million (2022: $4,355 million) to supranationals (a multinational organization or a political union comprising member nation-states).

U.S. office real estate exposure

Our drawn real estate and construction portfolio in the U.S. was $23,468 million as at October 31, 2023, including $4,723 million (US$3,405 million) related to U.S. office real estate exposure. Our total drawn commercial loans outstanding related to U.S. office commercial real estate was $5,067 million (US$3,653 million), including $344 million (US$248 million) in sectors outside of real estate and construction, out of which $913 million (US$659 million) was impaired. The average LTV at origination of the portfolio was 60%, however values have dropped significantly due to sector headwinds. We are closely monitoring this portfolio as conditions evolve.

Settlement risk

Settlement risk is the risk that during an agreed concurrent exchange of currency or principal payments, the counterparty will fail to make its payment to CIBC. This risk can arise in general trading activities and from payment and settlement system participation.

Many global settlement systems offer significant risk reduction benefits through complex risk mitigation frameworks. Bilateral payment netting agreements may be put in place to mitigate risk by reducing the aggregate settlement amount between counterparties. Further, we participate in several North American payment and settlement systems, including a global foreign exchange multilateral netting system. We also use financial intermediaries to access some payment and settlement systems, and for certain trades, we may utilize an established clearing house to minimize settlement risk.

Transactions settled outside of payment and settlement systems or clearing houses require approval of credit facilities for counterparties, either as pre-approved settlement risk limits or payment-versus-payment arrangements.

Securitization activities

We engage in three types of securitization activities: we securitize assets that we originate, we securitize assets originated by third parties and we engage in trading activities related to securitized products.

We securitize assets that we originate principally as a funding mechanism. The credit risk on the underlying assets in these transactions is transferred to the SE, with CIBC retaining first loss exposure and other investors exposed to the remaining credit risk.

Securitization activities relating to assets originated by third parties can include the securitization of those assets through ABCP conduits (or similar programs) that we sponsor (including both consolidated and non-consolidated SEs; see the "Off-balance sheet arrangements" section and Note 6 to our consolidated financial statements for additional details), or through direct exposure to a client-sponsored structured entity. Risks associated with securitization exposures to client-originated assets are mitigated through the transaction structure, which includes credit enhancements. For the transactions where we retain credit risk on the exposures that we hold, we earn interest income on these holdings. For the transactions in the non-consolidated ABCP conduits, we are also exposed to liquidity risk associated with the potential inability to roll over maturing ABCP in the market. We earn fee income for the services that we provide to these ABCP conduits.

We are also involved in the trading of asset-backed securities (ABS) and ABCP to earn income in our role as underwriter and market maker. We are exposed to credit and market risk on the securities that we hold in inventory on a temporary basis until such securities are sold to an investor.

Capital requirements for exposures arising from securitization activities are determined using one of the following approaches: SEC-IRBA, SEC-ERBA, SEC-IAA, or SEC-SA.

The SEC-IAA process relies on internal risk ratings and is utilized for securitization exposures relating to ABCP conduits when external ratings are not available for the securitization exposures but the ABCP itself is externally rated. The internal assessment process involves an evaluation of a number of factors, including, but not limited to, pool characteristics, including asset eligibility criteria and concentration limits, transaction triggers, the asset seller's risk profile, servicing capabilities, and cash flow stress testing. Cash flows are stress-tested based on historical asset performance using our internal cash flow stress testing models by asset type. These models are subject to our model risk mitigation policies and are independently reviewed by the Model Validation team in Risk Management. The stress test factors used to determine the transaction risk profile and required credit enhancement levels are tailored for each asset type and transaction based on the assessment of the factors described above and are done in accordance with our internal risk rating methodologies and guidelines. Internal risk ratings are mapped to equivalent external ratings of external credit assessment institutions (DBRS, Fitch, Moody's and S&P) and are used to determine the appropriate risk weights for capital purposes. Securitization exposures and underlying asset performance are monitored on an ongoing basis. Risk Management serves as a second line of defence providing independent oversight regarding risk rating assumptions and adjudicating on the assignment of the internal risk ratings. SEC-IAA applies to various consumer and corporate/commercial asset types in our ABCP conduits including, but not limited to, auto loans and leases, consumer loans, credit cards, equipment loans and leases, fleet lease receivables, franchise loans, residential mortgages and residential rental equipment.

Internal risk ratings determined for securitization exposures are also used in the estimation of ECL as required under IFRS 9, determining economic capital, and for setting risk limits.

Market risk

Market risk is the risk of economic and/or financial loss in our trading and non-trading portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads, and customer behaviour for retail products. Market risk arises in CIBC's trading and treasury activities, and encompasses all market-related positioning and market-making activity.

The trading portfolio consists of positions in financial instruments and commodities held to meet the near-term needs of our clients.

The non-trading portfolio consists of positions in various currencies that are related to ALM and investment activities.

Governance and management

Market risk is managed through the three lines of defence model. The first line of defence comprises frontline businesses and governance groups that are responsible for managing the market risk associated with their activities.

The second line of defence is Risk Management, which has a dedicated market risk manager for each trading business, supplemented by regional risk managers located in all of our major trading centres, facilitating comprehensive risk coverage, including the measurement, monitoring and control of market risk.

Internal audit is the third line of defence providing reasonable assurance to senior management and the Audit Committee of the Board on the effectiveness of CIBC's governance practices, risk management processes, and internal control as part of its risk-based audit plan and in accordance with its mandate as described in the Internal Audit Charter.

Senior management reports material risk matters to the GRC and RMC at least quarterly, including material transactions, limit compliance, and portfolio trends.

Policies

We have comprehensive policies for the management of market risk. These policies are related to the identification and measurement of various types of market risk, their inclusion in the trading portfolio, and the establishment of limits within which we monitor, manage and report our overall exposures. Our policies also outline the requirements for the construction of valuation models, model review and validation, independent checking of the valuation of positions, the establishment of valuation adjustments, and alignment with accounting policies including MTM and mark-to-model methodologies.

Market risk limits

We have risk tolerance levels, expressed in terms of statistically based VaR measures, potential stress losses, and notional or other limits as appropriate. We use a multi-tiered approach to set limits on the amounts of risk that we can assume in our trading and non-trading activities, as follows:

- Board limits control consolidated market risk;
- Management limits control market risk for CIBC overall and are lower than the Board limits to allow for a buffer in the event of extreme market moves and/or extraordinary client needs;
- Tier 2 limits control market risk at the business unit level; and
- Tier 3 limits control market risk at the sub-business unit or desk level.

Management limits are established by the CRO, consistent with the risk appetite statement approved by the Board. Tier 2 and Tier 3 limits are approved at levels of management commensurate with the risk assumed.

Process and control

Market risk exposures are monitored daily against approved risk limits, and processes are in place to monitor that only authorized activities are undertaken. We generate daily risk and limit-monitoring reports, based on the previous day's positions. Summary market risk and limit compliance reports are produced and reviewed periodically with the GRC and RMC.

Risk measurement

We use the following measures for market risk:

- VaR enables the meaningful comparison of the risks in different businesses and asset classes. VaR is determined by the combined modelling of VaR for each of interest rate, credit spread, equity, foreign exchange, commodity, and debt specific risks, along with the portfolio effect arising from the interrelationship of the different risks (diversification effect):
  - Interest rate risk measures the impact of changes in interest rates and volatilities on cash instruments and derivatives.
  - Credit spread risk measures the impact of changes in credit spreads of provincial, municipal and agency bonds, sovereign bonds, corporate bonds, securitized products, and credit derivatives such as credit default swaps.
  - Equity risk measures the impact of changes in equity prices and volatilities.
  - Foreign exchange risk measures the impact of changes in foreign exchange rates and volatilities.
  - Commodity risk measures the impact of changes in commodity prices and volatilities, including the basis between related commodities.
  - Debt specific risk measures the impact of changes in the volatility of the yield of a debt instrument as compared with the volatility of the yield of a representative bond index.
  - Diversification effect reflects the risk reduction achieved across various financial instrument types, counterparties, currencies and regions. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time.
- Price sensitivity measures the change in value of a portfolio to a small change in a given underlying parameter, so that component risks may be examined in isolation, and the portfolio rebalanced accordingly to achieve a desired exposure.
- Stressed VaR enables the meaningful comparison of the risks in different businesses and asset classes under stressful conditions. Changes to rates, prices, volatilities, and spreads over a 10-day horizon from a stressful historical period are applied to current positions to determine stressed VaR.
- IRC measures the required capital due to credit migration and default risk for debt securities held in the trading portfolios.
- Back-testing validates the effectiveness of risk measurement through analysis of observed and theoretical profit and loss outcomes.
- Stress testing and scenario analysis provide insight into portfolio behaviour under extreme circumstances.

The following table provides balances on the consolidated balance sheet that are subject to market risk. Certain differences between accounting and risk classifications are detailed in the footnotes below:

$ millions, as at October 31		**2023**			2022				
		Subject to market risk [1]		**Not**	Consolidated	Subject to market risk [1]		Not	Non-traded risk
	Consolidated balance sheet	**Trading**	**Non-trading**	**subject to market risk**	balance sheet	Trading	Non-trading	subject to market risk	primary risk sensitivity
Cash and non-interest-bearing deposits with banks	$ 20,816	$ –	$ 2,777	$ 18,039	$ 31,535	$ –	$ 3,009	$ 28,526	Foreign exchange
Interest-bearing deposits with banks	34,902	–	34,902	–	32,326	9	32,317	–	Interest rate
Securities	211,348	65,728	145,620	–	175,879	50,295	125,584	–	Interest rate, equity
Cash collateral on securities borrowed	14,651	–	14,651	–	15,326	–	15,326	–	Interest rate
Securities purchased under resale agreements	80,184	–	80,184	–	69,213	–	69,213	–	Interest rate
Loans									
Residential mortgages	274,244	–	274,244	–	269,706	–	269,706	–	Interest rate
Personal	45,587	–	45,587	–	45,429	–	45,429	–	Interest rate
Credit card	18,538	–	18,538	–	16,479	–	16,479	–	Interest rate
Business and government	194,870	117	194,753	–	188,542	209	188,333	–	Interest rate
Allowance for credit losses	(3,902)	–	(3,902)	–	(3,073)	–	(3,073)	–	Interest rate
Derivative instruments	33,243	30,756	2,487	–	43,035	40,048	2,987	–	Interest rate, foreign exchange
Customers' liability under acceptances	10,816	–	10,816	–	11,574	–	11,574	–	Interest rate
Other assets	40,422	1,947	24,833	13,642	47,626	2,025	34,294	11,307	Interest rate, equity, foreign exchange
	$ 975,719	$ 98,548	$ 845,490	$ 31,681	$ 943,597	$ 92,586	$ 811,178	$ 39,833	
Deposits	$ 723,376	$ 23,190 [2]	$ 635,028	$ 65,158	$ 697,572	$ 17,236 [2]	$ 626,562	$ 53,774	Interest rate
Obligations related to securities sold short	18,666	17,710	956	–	15,284	14,216	1,068	–	Interest rate
Cash collateral on securities lent	8,081	–	8,081	–	4,853	–	4,853	–	Interest rate
Obligations related to securities sold under repurchase agreements	87,118	–	87,118	–	77,171	–	77,171	–	Interest rate
Derivative instruments	41,290	39,081	2,209	–	52,340	46,393	5,947	–	Interest rate, foreign exchange
Acceptances	10,820	–	10,820	–	11,586	–	11,586	–	Interest rate
Other liabilities	26,672	2,789	11,828	12,055	28,117	2,836	14,347	10,934	Interest rate
Subordinated indebtedness	6,483	–	6,483	–	6,292	–	6,292	–	Interest rate
	$ 922,506	$ 82,770	$ 762,523	$ 77,213	$ 893,215	$ 80,681	$ 747,826	$ 64,708	

(1) Funding valuation adjustment (FVA) exposures are excluded from trading activities for regulatory capital purposes, with related derivative hedges to these FVA exposures also excluded.
(2) Comprises FVO deposits which are considered trading for market risk purposes, including certain deposit notes that have equity risk exposures and are economically hedged by trading books. Prior period amounts were restated to conform to the current period presentation.

Trading activities

We hold positions in traded financial contracts to meet client investment and risk management needs. Trading revenue (net interest income and non-interest income) is generated from these transactions. Trading instruments are recorded at fair value and include debt and equity securities, as well as interest rate, foreign exchange, equity, commodity, and credit derivative products.

Value-at-risk

Our VaR methodology is a statistical technique that measures the potential overnight loss at a 99% confidence level. We use a full revaluation historical simulation methodology to compute VaR, stressed VaR and other risk measures.

Although a valuable guide to risk, VaR should always be viewed in the context of its limitations. For example:
- The use of historical data for estimating future events will not encompass all potential events, particularly those that are extreme in nature.
- The use of a one-day holding period assumes that all positions can be liquidated, or the risks offset in one day. This may not fully reflect the market risk arising at times of severe illiquidity, when a one-day period may be insufficient to liquidate or hedge all positions fully.
- The use of a 99% confidence level does not take into account losses that might occur beyond this level of confidence.
- VaR is calculated on the basis of exposures outstanding at the close of business and assumes no management action to mitigate losses.

The VaR table below presents market risks by type of risk and in aggregate. The risks are interrelated and the diversification effect reflects the reduction of risk due to portfolio effects among the trading positions. Our trading risk exposures to interest rates and credit spreads arise from activities in the global debt and derivative markets, particularly from transactions in the Canadian, U.S. and European markets. The primary instruments are government and corporate debt, and interest rate derivatives. The majority of the trading exposure to foreign exchange risk arises from transactions involving the Canadian dollar, U.S. dollar, Euro, Pound sterling, Australian dollar, Chinese yuan and Japanese yen, whereas the primary risks of losses in equities are in the U.S., Canadian and European markets. Trading exposure to commodities arises primarily from transactions involving North American natural gas, crude oil products, and precious metals.

Stressed VaR

The stressed VaR measure is intended to replicate the VaR calculation that would be generated for our current portfolio if the values of the relevant market risk factors were sourced from a period of stressed market conditions. The model inputs are calibrated to historical data from a continuous 12-month period of significant financial stress relevant to our current portfolio since December 2006. In 2023, our stressed VaR window has been the 2008–2009 Global Financial Crisis period. This historical period exhibited not only increased volatility in interest rates but also increased volatility in equity prices, combined with a reduction in the level of interest rates, and an increase in credit spreads.

Incremental risk charge

IRC is a measure of default and migration risk for debt securities held in the trading portfolios. Our IRC methodology measures the risk of issuer migration and default, at a 99.9% confidence level, over a period of one year.

$ millions, as at or for the year ended October 31				**2023**					2022
	High	**Low**	**As at**	**Average**	High	Low	As at	Average
Interest rate risk	$ **11.7**	$ **4.9**	$ **7.9**	$ **7.2**	$ 16.3	$ 4.7	$ 6.0	$ 7.3
Credit spread risk	**2.5**	**1.0**	**2.1**	**1.5**	11.0	0.9	1.1	3.4
Equity risk	**8.6**	**3.3**	**4.6**	**5.4**	10.5	2.6	4.1	4.9
Foreign exchange risk	**3.4**	**0.3**	**1.2**	**0.8**	4.8	0.5	1.2	1.8
Commodity risk	**4.1**	**1.2**	**1.9**	**2.3**	6.0	1.1	1.4	2.3
Debt specific risk	**3.9**	**1.3**	**3.3**	**2.1**	3.3	1.2	1.9	2.2
Diversification effect [(1)]	**n/m**	**n/m**	**(10.5)**	**(10.1)**	n/m	n/m	(8.1)	(13.2)
Total VaR (one-day measure)	$ **13.2**	$ **6.6**	$ **10.5**	$ **9.2**	$ 14.6	$ 5.5	$ 7.6	$ 8.7
Stressed total VaR (one-day measure)	$ **62.2**	$ **14.2**	$ **32.0**	$ **36.9**	$ 49.9	$ 16.1	$ 31.2	$ 30.0
IRC (one-year measure) [(2)]	$ **150.0**	$ **82.4**	$ **101.9**	$ **107.3**	$ 178.9	$ 95.7	$ 114.0	$ 130.7

(1) Total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from a portfolio diversification effect.
(2) High and low IRC are not equal to the sum of the constituent parts, because the highs and lows of the constituent parts may occur on different days.
n/m Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Average total VaR for the year ended October 31, 2023 was up $0.5 million from the prior year, driven primarily by a decrease in the diversification benefit and an increase in equity risk, offset by decreases in credit spread and foreign exchange risks.

Average stressed total VaR for the year ended October 31, 2023 was up $6.9 million from the prior year. The increase was primarily due to foreign exchange, interest rate and equity risks.

Average IRC for the year ended October 31, 2023 was down $23.4 million from the prior year due to decreases in trading book bond inventory and improved credit quality within our fixed income portfolio.

Back-testing

To determine the reliability of the trading VaR model, outcomes are monitored regularly through a back-testing process to test the validity of the assumptions and the parameters used in the trading VaR calculation. The back-testing process includes calculating a hypothetical or static profit and loss and comparing that result with calculated VaR. Static profit and loss represents the change in value of the prior day's closing portfolio due to each day's price movements, on the assumption that the portfolio remained unchanged. The back-testing process is conducted on a daily basis at the consolidated CIBC level as well as business lines and individual portfolios.

Static profit and loss in excess of the one-day VaR are investigated. The back-testing process, including the investigation of results, is performed by risk professionals who are independent of those responsible for development of the model.

Based on our back-testing results, we are able to ensure that our VaR model continues to appropriately measure risk.

During the year, there was one negative back-testing breach of the total VaR measure at the consolidated CIBC level, driven by the volatility in CAD and, to a lesser extent, USD interest rates.

Trading revenue

Trading revenue (TEB) comprises both trading net interest income and non-interest income and excludes underwriting fees and commissions. See the "Financial performance overview" section for details. Trading revenue (TEB) in the charts below excludes certain exited portfolios.

During the year, trading revenue (TEB) was positive for 98% of the days, with the largest loss of $5.5 million occurring on October 31, 2023, arising from our interest rate and equity derivatives trading desks. Average daily trading revenue (TEB) was $8.6 million during the year, compared to $7.8 million during the previous year. Average daily trading revenue (TEB) is calculated as the total trading revenue (TEB) divided by the number of business days in the year.

Frequency distribution of daily 2023 trading revenue (TEB)

The histogram below presents the frequency distribution of daily trading revenue (TEB) for 2023.



Trading revenue (TEB) versus VaR

The trading revenue (TEB) versus VaR graph below shows the current year's daily trading revenue (TEB) against the close of business day VaR measures.



Stress testing and scenario analysis

Stress testing and scenario analysis is designed to add insight into possible outcomes of abnormal market conditions, and to highlight possible concentration of risk.

We measure the effect on portfolio valuations under a wide range of extreme moves in market risk factors. Our approach simulates the impact on earnings of extreme market events over a one-month time horizon, and in most cases assume that no risk-mitigating actions are taken during this period to reflect the reduced market liquidity that typically accompanies such events.

Scenarios are developed using historical market data during periods of market disruption, or are based on hypothetical impacts of economic events, political events, and natural disasters as predicted by economists, business leaders, and risk managers.

Among the historical scenarios are the 2022 period of U.S. Federal Reserve tightening, and the market events following the 2008 market crisis along with the COVID-19 pandemic. The hypothetical scenarios include potential market crises originating in North America, Europe and Asia.

The hypothetical scenarios are informed from current themes in geopolitics, central bank action and various macro themes originating in North America, Europe and Asia. These include considering the impact of further escalation in the war in Ukraine, possible conflict between Taiwan and China and the further impact of rising energy prices. Furthermore, during the past year, we continued to review and iterate various stress scenarios to navigate various crises including the Silicon Valley Bank crisis, concerns about the quality of U.S. sovereign credit, and various geopolitical flashpoints.

Stress testing scenarios are periodically reviewed and amended as necessary to ensure they remain relevant. Under stress limit monitoring, limits are placed on the maximum acceptable loss based on risk appetite in aggregate, at the detailed portfolio level, and for specific asset classes.

Non-trading activities

Structural interest rate risk (SIRR)

SIRR primarily consists of the risk arising due to mismatches in the timing of the repricing of assets and liabilities, which do not arise from trading and trading-related businesses. The objective of SIRR management is to lock in product spreads and deliver stable and predictable net interest income over time, while managing the risk to the economic value of our assets arising from changes in interest rates.

SIRR results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products, and other product features that could affect the expected timing of cash flows, such as options to pre-pay loans or redeem term deposits prior to contractual maturity. A number of assumptions affecting cash flows, product repricing and the administration of rates underlie the models used to measure SIRR. The key assumptions pertain to the expected funding profile of mortgage rate commitments, fixed rate loan prepayment behaviour, term deposit redemption behaviour, the treatment of non-maturity deposits and equity. Assumptions rely on empirical data, based on historical client behaviour, balance sheet composition and product pricing with the consideration of possible forward-looking changes. All models and assumptions used to measure SIRR are subject to independent oversight by Risk Management. A variety of cash instruments and derivatives, primarily interest rate swaps, are used to manage these risks.

The Board has oversight of the management of SIRR, approves the risk appetite and the associated SIRR risk limits. GALCO and its subcommittee, the Asset Liability Management Committee, regularly review structural market risk positions and provide senior management oversight.

In addition to Board-approved limits on earnings and economic value exposure, more granular management limits are in place to guide day-to-day management of this risk. The ALM group within Treasury is responsible for the ongoing modelling of structural market risk across the enterprise, with independent oversight and compliance with SIRR policy provided by Risk Management.

ALM activities are designed to manage the effects of potential interest rate movements while balancing the cost of any hedging activities on the current net revenue. To monitor and control SIRR, two primary metrics, net interest income (NII) risk and economic value of equity (EVE) risk, are assessed, in addition to stress testing, gap analysis and other market risk metrics. The net interest income sensitivity is a measure of the impact of potential changes in interest rates on the projected 12-month pre-tax net interest income of the bank's portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements with interest rates floored at zero. The EVE sensitivity is a measure of the impact of potential changes in interest rates on the market value of the bank's assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements with interest rates floored at zero.

The following table shows the potential before-tax impact of an immediate and sustained 100 basis point increase and 100 basis point decrease in interest rates on projected 12-month NII and the EVE for our structural balance sheet, assuming no subsequent hedging management actions or changes in business mix or changes in product margins.

Structural interest rate sensitivity – measures

$ millions (pre-tax), as at October 31	2023			2022		
	CAD [1]	USD	Total	CAD [1]	USD	Total
100 basis point increase in interest rates						
Increase (decrease) in net interest income	$ 303	$ 91	$ 394	$ 278	$ (7)	$ 271
Increase (decrease) in EVE	(588)	(295)	(883)	(679)	(336)	(1,015)
100 basis point decrease in interest rates						
Increase (decrease) in net interest income	(327)	(88)	(415)	(301)	4	(297)
Increase (decrease) in EVE	507	319	826	604	350	954

(1) Includes CAD and other currency exposures.

Foreign exchange risk

Structural foreign exchange risk primarily consists of the risk inherent in: (a) net investments in foreign operations (NIFO) due to changes in foreign exchange rates; and (b) foreign currency denominated RWA and foreign currency denominated capital deductions. This risk, predominantly in U.S. dollars, is managed using derivative hedges and by funding the investments in matching currencies. We actively manage this position to ensure that the potential impact on our capital ratios is within an acceptable tolerance in accordance with the policy approved by the CRO, while giving consideration to the impact on earnings and shareholders' equity. Structural foreign exchange risk is managed by Treasury under the guidance of GALCO with monitoring and oversight by Risk Management.

A 1% appreciation of the Canadian dollar would reduce our shareholders' equity as at October 31, 2023 by approximately $206 million (2022: $200 million) on an after-tax basis.

Our non-functional currency denominated earnings are converted into the functional currencies through spot or forward foreign exchange transactions. Typically, there is no significant impact of exchange rate fluctuations on our consolidated statement of income.

Derivatives held for ALM purposes

Where derivatives are held for ALM purposes, and when transactions meet the criteria specified under IFRS, we apply hedge accounting for the risks being hedged, as discussed in Notes 1, 12 and 13 to the consolidated financial statements. Derivative hedges that do not qualify for hedge accounting treatment are referred to as economic hedges and are recorded at fair value on the consolidated balance sheet with changes in fair value recognized in the consolidated statement of income.

Economic hedges for other than FVO financial instruments may lead to income volatility because the hedged items are recorded either on a cost or amortized cost basis or recorded at fair value on the consolidated balance sheet with changes in fair value recognized through OCI. This accounting income volatility may not be representative of the overall economic risk.

Equity risk

Non-trading equity risk arises primarily in our strategy and corporate development activities and strategic investments portfolio. The investments comprise public and private equities, investments in limited partnerships, and equity-accounted investments.

The following table provides the amortized cost and fair values of our non-trading equities:

$ millions, as at October 31		Cost		Fair value	
2023	**Equity securities designated at FVOCI**	**$**	**556**	**$**	**572**
	Equity-accounted investments in associates [1]		**137**		**240**
		$	**693**	**$**	**812**
2022	Equity securities designated at FVOCI	$	525	$	522
	Equity-accounted investments in associates [1]		206		230
		$	731	$	752

(1) Excludes our equity-accounted joint ventures. See Note 25 to the consolidated financial statements for further details.

Pension risk

We sponsor defined benefit pension plans in a number of jurisdictions. As at October 31, 2023, our consolidated defined benefit pension plans were in a net asset position of $1,015 million, compared with $1,379 million as at October 31, 2022. The change in the net asset position of our pension plans is disclosed in Note 18 to the consolidated financial statements.

Our Canadian pension plans represent approximately 90% of our pension plans, the most significant of which is our principal Canadian pension plan (the CIBC Pension Plan). The estimated impact on our Canadian defined benefit obligations of a 100 basis point change in the discount rate is disclosed in Note 18 to the consolidated financial statements.

The MRCC is responsible for sound governance and oversight, and delegates management authority to the Pension Benefits Management Committee (PBMC). An appropriate investment strategy for the CIBC Pension Plan is set through a statement of investment objectives, policies and procedures.

Within Treasury, the Pension Investment Management department is responsible for developing and implementing custom investment strategies to sustainably deliver pension benefits within manageable risk tolerances and capital impacts. Key risks include actuarial risks (such as longevity risk), interest rate risk, currency risk, and market (investment) risk.

A principal risk for the CIBC Pension Plan is interest rate risk, which it manages through its liability-driven investment strategy which includes a combination of physical bonds and a bond overlay program funded through the use of repurchase agreements. The plan also operates a currency overlay strategy, which may use forwards or similar instruments, to manage and mitigate its currency risk. Investment risk is mitigated through a multi-asset portfolio construction process that diversifies across a variety of market risk drivers.

The use of derivatives within the CIBC Pension Plan are permitted for risk management and rebalancing purposes, as well as the ability to enhance returns and are governed by the plan's derivatives policy that was approved by the PBMC.

Liquidity risk

Liquidity risk is the risk of having insufficient cash or its equivalent in a timely and cost-effective manner to meet financial obligations as they come due. Common sources of liquidity risk inherent in banking services include unanticipated withdrawals of deposits, the inability to replace maturing debt, credit and liquidity commitments, and additional pledging or other collateral requirements.

Our approach to liquidity risk management supports our business strategy, aligns with our risk appetite and adheres to regulatory expectations.

Our management strategies, objectives and practices are regularly reviewed to align with changes to the liquidity environment, including regulatory, business and/or market developments. Liquidity risk remains within CIBC's risk appetite.

Governance and management

We manage liquidity risk in a manner that enables us to withstand a liquidity stress event without an adverse impact on the viability of our operations. Actual and anticipated cash flows generated from on- and off-balance sheet exposures are routinely measured and monitored to ensure compliance with established limits. We incorporate stress testing into the management and measurement of liquidity risk. Stress test results assist with the development of our liquidity assumptions, identification of potential constraints to funding planning, and contribute to the design of our contingency funding plan.

Liquidity risk is managed using the three lines of defence model, and the ongoing management of liquidity risk is the responsibility of the Treasurer, supported by guidance from GALCO.

The Treasurer is responsible for managing the activities and processes required for measurement and the reporting and monitoring of CIBC's liquidity risk position as the first line of defence.

The Liquidity and Non-Trading Market Risk group provides independent oversight of the measurement, monitoring and control of liquidity risk, as the second line of defence.

Internal audit is the third line of defence providing reasonable assurance to senior management and the Audit Committee of the Board on the effectiveness of CIBC's governance practices, risk management processes, and internal control as part of its risk-based audit plan and in accordance with its mandate as described in the Internal Audit Charter.

The GALCO governs CIBC's liquidity risk management, ensuring the liquidity risk management methodologies, assumptions, and key metrics are regularly reviewed and aligned with CIBC's requirements. The Liquidity Risk Management Committee, a subcommittee of GALCO, monitors global liquidity risk and is responsible for ensuring that CIBC's liquidity risk profile is comprehensively measured and managed in alignment with CIBC's strategic direction, risk appetite and regulatory requirements.

The RMC provides governance through bi-annual review of CIBC's liquidity risk management policy, and recommends liquidity risk tolerance to the Board through the risk appetite statement which is reviewed annually.

Policies

Our liquidity risk management policy establishes requirements that enable us to meet anticipated liquidity needs in both normal and stressed conditions by maintaining a sufficient amount of available unencumbered liquid assets and diversified funding sources. Branches and subsidiaries possessing unique liquidity characteristics, due to distinct businesses or jurisdictional requirements, maintain local liquidity practices in alignment with CIBC's liquidity risk management policy.

Our pledging policy sets out consolidated limits for the pledging of CIBC's assets across a broad range of financial activities. These limits ensure unencumbered liquid assets are available for liquidity purposes.

We maintain a detailed global contingency funding plan that sets out the strategies for addressing liquidity shortfalls in emergency and unexpected situations, and delineates the requirements necessary to manage a range of stress conditions, establishes lines of responsibility, articulates implementation, defines escalation procedures, and is aligned to CIBC's risk appetite. In order to reflect CIBC's organizational complexity, regional and subsidiary contingency funding plans are maintained to respond to liquidity stresses unique to the jurisdictions within which CIBC operates, and support CIBC as an enterprise.

Risk measurement

Our liquidity risk tolerance is defined by our risk appetite statement, which is approved annually by the Board, and forms the basis for the delegation of liquidity risk authority to senior management. We use both regulatory-driven and internally developed liquidity risk metrics to measure our liquidity risk exposure. Internally, our liquidity position is measured using the Liquidity Horizon, which combines contractual and behavioural cash flows to measure the future point in time when projected cumulative cash outflows exceed cash inflows under a combined CIBC-specific and market-wide stress scenario. Expected and potential anticipated inflows and outflows of funds generated from on- and off-balance sheet exposures are measured and monitored on a regular basis to ensure compliance with established limits. These cash flows incorporate both contractual and behavioural on- and off-balance sheet cash flows.

Our liquidity measurement system provides liquidity risk exposure reports that include the calculation of the internal liquidity stress tests and regulatory reporting such as the LCR, NSFR and NCCF. Our liquidity management also incorporates the monitoring of our unsecured wholesale funding position and funding capacity.

Risk appetite

CIBC's risk appetite statement ensures prudent management of liquidity risk by outlining qualitative considerations and quantitative metrics including the LCR and Liquidity Horizon. Quantitative metrics are measured and managed to a set of limits approved by Risk Management.

Stress testing

A key component of our liquidity risk management, and complementing our assessments of liquidity risk exposure, is liquidity risk stress testing. Liquidity stress testing involves the application of name-specific and market-wide stress scenarios at varying levels of severity to assess the amount of available liquidity required to satisfy anticipated obligations as they come due. The scenarios model potential liquidity and funding requirements in the event of changes to unsecured wholesale funding and deposit run-off, contingent liquidity utilization, and liquid asset marketability.

Liquid assets

Available liquid assets include unencumbered cash and marketable securities from on- and off-balance sheet sources, that can be used to access funding in a timely fashion. Encumbered liquid assets, composed of assets pledged as collateral and those assets that are deemed restricted due to legal, operational, or other purposes, are not considered as sources of available liquidity when measuring liquidity risk. The asset mix is supported by concentration monitoring on issuers, tenors and product types to ensure that bank-wide liquid asset portfolios contain a mix of assets that have appropriate liquidity, including in times of stress.

Encumbered and unencumbered liquid assets from on- and off-balance sheet sources are summarized as follows:

$ millions, as at October 31		Bank owned liquid assets	Securities received as collateral	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets [1]
2023	**Cash and deposits with banks**	**$ 55,718**	**$ –**	**$ 55,718**	**$ 862**	**$ 54,856**
	Securities issued or guaranteed by sovereigns, central					
	banks, and multilateral development banks	**155,487**	**94,880**	**250,367**	**134,415**	**115,952**
	Other debt securities	**5,729**	**11,681**	**17,410**	**4,343**	**13,067**
	Equities	**43,798**	**28,432**	**72,230**	**33,317**	**38,913**
	Canadian government guaranteed National Housing Act					
	mortgage-backed securities	**31,733**	**4,908**	**36,641**	**17,365**	**19,276**
	Other liquid assets [2]	**12,597**	**2,685**	**15,282**	**8,238**	**7,044**
		$ 305,062	**$ 142,586**	**$ 447,648**	**$ 198,540**	**$ 249,108**
2022	Cash and deposits with banks	$ 63,861	$ –	$ 63,861	$ 286	$ 63,575
	Securities issued or guaranteed by sovereigns, central					
	banks, and multilateral development banks	133,923	85,602	219,525	122,283	97,242
	Other debt securities	6,764	8,957	15,721	2,262	13,459
	Equities	30,825	29,521	60,346	30,408	29,938
	Canadian government guaranteed National Housing Act					
	mortgage-backed securities	33,148	3,321	36,469	16,711	19,758
	Other liquid assets [2]	19,159	2,326	21,485	16,040	5,445
		$ 287,680	$ 129,727	$ 417,407	$ 187,990	$ 229,417

(1) Unencumbered liquid assets are defined as on-balance sheet assets, assets borrowed or purchased under resale agreements, and other off-balance sheet collateral received less encumbered liquid assets.
(2) Includes cash pledged as collateral for derivatives transactions, select ABS and precious metals.

The following table summarizes unencumbered liquid assets held by CIBC (parent) and its domestic and foreign subsidiaries:

$ millions, as at October 31	2023	2022
CIBC (parent)	$ 175,523	$ 166,968
Domestic subsidiaries	13,571	11,535
Foreign subsidiaries	60,014	50,914
	$ 249,108	$ 229,417

Asset haircuts and monetization depth assumptions under a liquidity stress scenario are applied to determine asset liquidity value. Haircuts take into consideration those margins applicable at central banks – such as the Bank of Canada and the U.S. Federal Reserve Bank – historical observations, and securities characteristics including asset type, issuer, credit ratings, currency and remaining term to maturity, as well as available regulatory guidance.

Our unencumbered liquid assets increased by $19.7 billion since October 31, 2022, primarily due to an increase in liquid government securities holdings. This increase is a result of higher deposit and funding levels to fund asset growth.

Furthermore, we maintain access eligibility to the Bank of Canada's Emergency Lending Assistance program and the U.S. Federal Reserve Bank's Discount Window.

Asset encumbrance

In the course of our day-to-day operations, securities and other assets are pledged to secure obligations, participate in clearing and settlement systems and for other collateral management purposes.

The following table provides a summary of our total on- and off-balance sheet encumbered and unencumbered assets:

		Encumbered		Unencumbered		Total assets
$ millions, as at October 31		Pledged as collateral	Other [1]	Available as collateral	Other [2]	
2023	**Cash and deposits with banks**	**$ –**	**$ 862**	**$ 54,856**	**$ –**	**$ 55,718**
	Securities [3]	**173,467**	**7,226**	**169,180**	**–**	**349,873**
	Loans, net of allowance for credit losses [4]	**–**	**51,357**	**30,111**	**447,869**	**529,337**
	Other assets	**6,846**	**–**	**2,481**	**75,154**	**84,481**
		$ 180,313	**$ 59,445**	**$ 256,628**	**$ 523,023**	**$ 1,019,409**
2022	Cash and deposits with banks	$ –	$ 286	$ 63,575	$ –	$ 63,861
	Securities [3]	157,357	5,263	141,964	–	304,584
	Loans, net of allowance for credit losses [4]	–	46,720	29,645	440,718 [5]	517,083
	Other assets	13,637	–	2,304	86,294	102,235
		$ 170,994	$ 52,269	$ 237,488	$ 527,012	$ 987,763

(1) Includes assets supporting CIBC's long-term funding activities and assets restricted for legal or other reasons, such as restricted cash.
(2) Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral, however, they are not considered immediately available to existing borrowing programs.
(3) Total securities comprise certain on-balance sheet securities, as well as off-balance sheet securities received under resale agreements, secured borrowings transactions, and collateral-for-collateral transactions.
(4) Loans included as available as collateral represent the loans underlying National Housing Act mortgage-backed securities and Federal Home Loan Banks eligible loans.
(5) Revised from the amount previously presented.

Restrictions on the flow of funds

Our subsidiaries are not subject to significant restrictions that would prevent transfers of funds, dividends or capital distributions. However, certain subsidiaries have different capital and liquidity requirements, established by applicable banking and securities regulators.

We monitor and manage our capital and liquidity requirements across these entities to ensure that resources are used efficiently and entities are in compliance with local regulatory and policy requirements.

Liquidity coverage ratio

The objective of the LCR is to promote short-term resilience of a bank's liquidity risk profile, ensuring that it has adequate unencumbered high-quality liquid resources to meet its liquidity needs in a 30-day acute stress scenario. Canadian banks are required by OSFI to achieve a minimum LCR value of 100%. We are in compliance with this requirement.

In accordance with the calibration methodology contained in OSFI's LAR Guideline, we report the LCR to OSFI on a monthly basis. The ratio is calculated as the total of unencumbered HQLA over the total net cash outflows in the next 30 calendar days.

The LCR's numerator consists of unencumbered HQLA, which follow an OSFI-defined set of eligibility criteria that considers fundamental and market-related characteristics, and the relative ability to operationally monetize assets on a timely basis during a period of stress. Our centrally-managed liquid asset portfolio includes those liquid assets reported in the HQLA, such as central government treasury bills and bonds, central bank deposits and high-rated sovereign, agency, provincial, and corporate securities. Asset eligibility limitations inherent in the LCR metric do not necessarily reflect our internal assessment of our ability to monetize our marketable assets under stress.

The ratio's denominator reflects net cash outflows expected in the LCR's stress scenario over the 30-calendar-day period. Expected cash outflows represent LCR-defined withdrawal or draw-down rates applied against outstanding liabilities and off-balance sheet commitments, respectively. Significant contributors to our LCR outflows include business and financial institution deposit run-off, draws on undrawn lines of credit and unsecured debt maturities. Cash outflows are partially offset by cash inflows, which are calculated at OSFI-prescribed LCR inflow rates, and include performing loan repayments and maturing non-HQLA marketable assets.

During a period of financial stress, institutions may use their stock of HQLA, thereby falling below 100%, as maintaining the LCR at 100% under such circumstances could produce undue negative effects on the institution and other market participants.

The LCR is calculated and disclosed using a standard OSFI-prescribed template.

$ millions, average of the three months ended October 31, 2023	Total unweighted value [1]	Total weighted value [2]
HQLA		
1 HQLA	n/a	$ 187,770
Cash outflows		
2 Retail deposits and deposits from small business customers, of which:	$ 218,370	17,677
3 Stable deposits	98,826	2,965
4 Less stable deposits	119,544	14,712
5 Unsecured wholesale funding, of which:	223,352	101,320
6 Operational deposits (all counterparties) and deposits in networks of cooperative banks	109,024	26,186
7 Non-operational deposits (all counterparties)	89,795	50,601
8 Unsecured debt	24,533	24,533
9 Secured wholesale funding	n/a	14,923
10 Additional requirements, of which:	159,751	36,404
11 Outflows related to derivative exposures and other collateral requirements	20,473	7,379
12 Outflows related to loss of funding on debt products	6,631	6,631
13 Credit and liquidity facilities	132,647	22,394
14 Other contractual funding obligations	6,327	5,311
15 Other contingent funding obligations	420,495	8,317
16 Total cash outflows	n/a	183,952
Cash inflows		
17 Secured lending (e.g. reverse repos)	106,060	24,043
18 Inflows from fully performing exposures	25,010	12,510
19 Other cash inflows	8,542	8,542
20 Total cash inflows	$ 139,612	$ 45,095
		Total adjusted value
21 Total HQLA	n/a	$ 187,770
22 Total net cash outflows	n/a	$ 138,857
23 LCR	n/a	135 %
$ millions, average of the three months ended July 31, 2023		Total adjusted value
24 Total HQLA	n/a	$ 182,337
25 Total net cash outflows	n/a	$ 139,282
26 LCR	n/a	131 %

(1) Unweighted inflow and outflow values are calculated as outstanding balances maturing or callable within 30 days of various categories or types of liabilities, off-balance sheet items or contractual receivables.
(2) Weighted values are calculated after the application of haircuts (for HQLA) and inflow and outflow rates prescribed by OSFI.
n/a Not applicable as per the LCR common disclosure template.

Our average LCR as at October 31, 2023, increased to 135% from 131% in the prior quarter, due to higher HQLA as a result of deposit growth.

Furthermore, we report the LCR to OSFI in multiple currencies, thus measuring the extent of potential currency mismatch under the ratio. CIBC predominantly operates in major currencies with deep and fungible foreign exchange markets.

Net stable funding ratio (NSFR)

Derived from the BCBS's Basel III framework and incorporated into OSFI's LAR Guideline, the NSFR standard aims to promote long-term resilience of the financial sector by requiring banks to maintain a sustainable funding profile in relation to the composition of their assets and off-balance sheet activities. Canadian D-SIBs are required to maintain a minimum NSFR value of 100% on a consolidated bank basis. CIBC is in compliance with this requirement.

In accordance with the calibration methodology contained in OSFI's LAR Guideline, we report the NSFR to OSFI on a quarterly basis. The ratio is calculated as total available stable funding (ASF) over the total required stable funding (RSF).

The numerator consists of the portion of capital and liabilities considered reliable over a one-year time horizon. The NSFR considers longer-term sources of funding to be more stable than short-term funding and deposits from retail and commercial customers to be behaviourally more stable than wholesale funding of the same maturity. In accordance with our funding strategy, key drivers of our ASF include client deposits supplemented by secured and unsecured wholesale funding, and capital instruments.

The denominator represents the amount of stable funding required based on the OSFI-defined liquidity characteristics and residual maturities of assets and off-balance sheet exposures. The NSFR ascribes varying degrees of RSF such that HQLA and short-term exposures are assumed to have a lower funding requirement than less liquid and longer-term exposures. Our RSF is largely driven by retail, commercial and corporate lending, investments in liquid assets, derivative exposures, and undrawn lines of credit and liquidity.

The ASF and RSF may be adjusted to zero for certain liabilities and assets that are determined to be interdependent if they meet the NSFR-defined criteria, which take into account the purpose, amount, cash flows, tenor and counterparties among other aspects to ensure the institution is acting solely as a pass-through unit for the underlying transactions. We report, where applicable, interdependent assets and liabilities arising from transactions OSFI has designated as eligible for such treatment in the LAR Guideline.

The NSFR is calculated and disclosed using an OSFI-prescribed template, which captures the key quantitative information based on liquidity characteristics unique to the NSFR as defined in the LAR Guideline. As a result, amounts presented in the table below may not allow for direct comparison with the annual consolidated financial statements.

		a	b	c	d	e
			Unweighted value by residual maturity			
$ millions, as at October 31, 2023		**No maturity**	**<6 months**	**6 months to <1 year**	**>1 year**	**Weighted value**
ASF item						
1	**Capital**	$ 54,773	$ –	$ –	$ 5,888	$ 60,661
2	Regulatory capital	54,773	–	–	5,888	60,661
3	Other capital instruments	–	–	–	–	–
4	**Retail deposits and deposits from small business customers**	179,315	58,185	23,684	19,320	258,740
5	Stable deposits	88,099	21,099	11,112	9,079	123,374
6	Less stable deposits	91,216	37,086	12,572	10,241	135,366
7	**Wholesale funding**	170,035	192,691	50,362	103,670	236,555
8	Operational deposits	109,538	4,769	–	–	57,153
9	Other wholesale funding	60,497	187,922	50,362	103,670	179,402
10	**Liabilities with matching interdependent assets**	–	894	1,474	11,499	–
11	**Other liabilities**	–		116,515 [1]		7,560
12	NSFR derivative liabilities			12,542 [1]		
13	All other liabilities and equity not included in the above categories	–	58,932	131	44,910	7,560
14	**Total ASF**					563,515
RSF item						
15	**Total NSFR HQLA**					16,787
16	**Deposits held at other financial institutions for operational purposes**	–	2,560	–	–	1,280
17	**Performing loans and securities**	72,496	118,796	60,789	352,654	397,936
18	Performing loans to financial institutions secured by Level 1 HQLA	–	21,520	1,323	246	1,983
19	Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	1,354	39,559	7,665	18,995	28,672
20	Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and public sector entities, of which:	37,078	39,680	29,921	117,296	166,349
21	With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	–	–	–	–	–
22	Performing residential mortgages, of which:	18,077	15,992	21,619	208,014	179,302
23	With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	18,077	15,917	21,534	202,672	174,682
24	Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	15,987	2,045	261	8,103	21,630
25	**Assets with matching interdependent liabilities**	–	894	1,474	11,499	–
26	**Other assets**	12,664		93,695 [1]		45,933
27	Physical traded commodities, including gold	2,481				2,109
28	Assets posted as initial margin for derivative contracts and contributions to default funds of central counterparties			11,206 [1]		9,525
29	NSFR derivative assets			7,649 [1]		–
30	NSFR derivative liabilities before deduction of variation margin posted			21,727 [1]		1,086
31	All other assets not included in the above categories	10,183	45,460	418	7,235	33,213
32	**Off-balance sheet items**			417,376 [1]		14,376
33	**Total RSF**					$ 476,312
34	**NSFR**					118 %

$ millions, as at July 31, 2023	Weighted value
35 Total ASF	$ 550,832
36 Total RSF	$ 472,418
37 NSFR	117 %

$ millions, as at October 31, 2022	Weighted value
38 Total ASF	$ 534,258
39 Total RSF	$ 454,113
40 NSFR	118 %

(1) No assigned time period per disclosure template design.

Our NSFR as at October 31, 2023, increased to 118% from 117% in the prior quarter and was comparable with 2022, due to an increase in long-term funding and deposit growth.

CIBC considers the impact of its business decisions on the LCR, NSFR and other liquidity risk metrics that it regularly monitors as part of a robust liquidity risk management function. Variables that can impact the metrics month-over-month include, but are not limited to, items such as wholesale funding activities and maturities, strategic balance sheet initiatives, and transactions and market conditions affecting collateral.

Reporting of the LCR and NSFR is calibrated centrally by Treasury, in conjunction with the SBUs and other functional groups.

Funding

We fund our operations with client-sourced deposits, supplemented with a wide range of wholesale funding.

Our principal approach aims to fund our consolidated balance sheet with deposits primarily raised from personal and commercial banking channels. We maintain a foundation of relationship-based core deposits, whose stability is regularly evaluated through internally developed statistical assessments.

We routinely access a range of short-term and long-term secured and unsecured funding sources diversified by geography, depositor type, instrument, currency and maturity. We raise long-term funding from existing programs including covered bonds, asset securitizations and unsecured debt.

We continuously evaluate opportunities to diversify into new funding products and investor segments in an effort to maximize funding flexibility and minimize concentration and financing costs. We regularly monitor wholesale funding levels and concentrations to internal limits consistent with our desired liquidity risk profile.

GALCO and RMC review and approve CIBC's funding plan, which incorporates projected asset and liability growth, funding maturities, and output from our liquidity position forecasting.

The following table provides the contractual maturity profile of our wholesale funding sources at their carrying values:

$ millions, as at October 31, 2023	Less than 1 month	1–3 months	3–6 months	6–12 months	Less than 1 year total	1–2 years	Over 2 years	Total
Deposits from banks [1]	$ 4,195	$ 1,505	$ 556	$ 1,299	$ 7,555	$ –	$ –	$ 7,555
Certificates of deposit and commercial paper	8,061	16,738	21,511	22,598	68,908	69	–	68,977
Bearer deposit notes and bankers' acceptances	262	594	793	831	2,480	–	–	2,480
Senior unsecured medium-term notes [2]	–	5,492	6,157	10,081	21,730	18,605	26,393	66,728
Senior unsecured structured notes	–	236	–	35	271	–	69	340
Covered bonds/asset-backed securities								
Mortgage securitization	–	529	363	1,458	2,350	1,804	9,882	14,036
Covered bonds	–	–	–	–	–	3,308	28,120	31,428
Cards securitization	–	–	1,047	–	1,047	2,864	109	4,020
Subordinated liabilities	–	–	–	36	36	–	6,447	6,483
Other [3]	–	–	–	–	–	–	8	8
	$ 12,518	$ 25,094	$ 30,427	$ 36,338	$ 104,377	$ 26,650	$ 71,028	$ 202,055
Of which:								
Secured	$ –	$ 529	$ 1,410	$ 1,458	$ 3,397	$ 7,976	$ 38,111	$ 49,484
Unsecured	12,518	24,565	29,017	34,880	100,980	18,674	32,917	152,571
	$ 12,518	$ 25,094	$ 30,427	$ 36,338	$ 104,377	$ 26,650	$ 71,028	$ 202,055
October 31, 2022	$ 12,656	$ 22,453	$ 29,368	$ 44,504	$ 108,981	$ 17,005	$ 70,702	$ 196,688

(1) Includes non-negotiable term deposits from banks.
(2) Includes wholesale funding liabilities which are subject to conversion under bail-in regulations. See the "Capital management" section for additional details.
(3) Includes Federal Home Loan Bank (FHLB) deposits.

The following table provides the diversification of CIBC's wholesale funding by currency:

$ billions, as at October 31		2023		2022
CAD	$ 45.8	23 %	$ 51.2	26 %
USD	113.2	56	103.0	52
Other	43.1	21	42.5	22
	$ 202.1	100 %	$ 196.7	100 %

We manage liquidity risk in a manner that enables us to withstand severe liquidity stress events. Wholesale funding may present a higher risk of run-off in stress situations, and we maintain significant portfolios of unencumbered liquid assets to mitigate this risk. See the "Liquid assets" section for additional details.

On October 31, 2023, OSFI announced its decision regarding the May 2023 public consultation on the LAR review for wholesale funding sources with retail-like characteristics, specifically high-interest savings account exchange-traded funds. These changes impacting our LCR and NSFR will be applied in the first quarter of 2024.

Funding plan
Our funding plan is updated at least quarterly, or in response to material changes in underlying assumptions and business developments. The plan incorporates projected asset and liability growth from our ongoing operations, and the output from our liquidity position forecasting.

Credit ratings
Our access to and cost of wholesale funding are dependent on multiple factors, among them credit ratings provided by rating agencies. Rating agencies' opinions are based upon internal methodologies, and are subject to change based on factors including, but not limited to, financial strength, competitive position, macroeconomic backdrop and liquidity positioning.

Our credit ratings are summarized in the following table:

As at October 31, 2023	DBRS	Fitch	Moody's	S&P
Deposit/Counterparty [1]	AA	AA	Aa2	A+
Legacy senior debt [2]	AA	AA	Aa2	A+
Senior debt [3]	AA(L)	AA-	A2	A-
Subordinated indebtedness	A(H)	A	Baa1	A-
Subordinated indebtedness – NVCC [4]	A(L)	A	Baa1	BBB+
Limited recourse capital notes – NVCC [4]	BBB(H)	n/a	Baa3	BBB-
Preferred shares – NVCC [4]	Pfd-2	n/a	Baa3	P-2(L)
Short-term debt	R-1(H)	F1+	P-1	A-1
Outlook	Stable	Stable	Stable	Stable

(1) DBRS Long-Term Issuer Rating; Fitch Long-Term Deposit Rating and Derivative Counterparty Rating; Moody's Long-Term Deposit and Counterparty Risk Assessment Rating; S&P's Issuer Credit Rating.
(2) Includes senior debt issued prior to September 23, 2018 as well as senior debt issued on or after September 23, 2018 which is not subject to bail-in regulations.
(3) Comprises liabilities which are subject to conversion under bail-in regulations. See the "Capital management" section for additional details.
(4) Comprises instruments which are treated as NVCC in accordance with OSFI's CAR Guideline.
n/a Not applicable.

Additional collateral requirements for rating downgrades
We are required to deliver collateral to certain derivative counterparties in the event of a downgrade to our current credit risk rating. The collateral requirement is based on MTM exposure, collateral valuations, and collateral arrangement thresholds, as applicable. The following table presents the additional cumulative collateral requirements for rating downgrades:

$ billions, as at October 31	2023	2022
One-notch downgrade	$ –	$ –
Two-notch downgrade	0.2	0.1
Three-notch downgrade	0.4	0.3

Contractual obligations
Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.

Assets and liabilities
The following table provides the contractual maturity profile of our on-balance sheet assets, liabilities and equity at their carrying values. Contractual analysis is not representative of our liquidity risk exposure, however this information serves to inform our management of liquidity risk, and provide input when modelling a behavioural balance sheet.

$ millions, as at October 31, 2023	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	No specified maturity	Total
Assets										
Cash and non-interest-bearing deposits with banks [1]	$ 20,816	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ 20,816
Interest-bearing deposits with banks	34,902	–	–	–	–	–	–	–	–	34,902
Securities	4,197	6,058	6,398	5,675	6,544	32,109	61,775	42,281	46,311	211,348
Cash collateral on securities borrowed	14,651	–	–	–	–	–	–	–	–	14,651
Securities purchased under resale agreements	46,144	13,660	10,857	5,922	2,110	1,478	13	–	–	80,184
Loans										
Residential mortgages	2,877	5,617	11,229	9,004	17,963	72,444	146,601	8,509	–	274,244
Personal	1,060	525	867	750	903	903	4,149	5,452	30,978	45,587
Credit card	389	779	1,168	1,168	1,168	4,672	9,194	–	–	18,538
Business and government	11,809	8,452	11,362	13,379	12,203	35,588	71,584	18,622	11,871	194,870
Allowance for credit losses	–	–	–	–	–	–	–	–	(3,902)	(3,902)
Derivative instruments	1,926	6,145	3,054	2,245	1,369	3,916	8,538	6,050	–	33,243
Customers' liability under acceptances	10,075	726	14	1	–	–	–	–	–	10,816
Other assets	–	–	–	–	–	–	–	–	40,422	40,422
	$ 148,846	$ 41,962	$ 44,949	$ 38,144	$ 42,260	$ 151,110	$ 301,854	$ 80,914	$ 125,680	$ 975,719
October 31, 2022	$ 162,138	$ 38,036	$ 33,508	$ 30,461	$ 37,755	$ 106,155	$ 339,631	$ 77,111	$ 118,802	$ 943,597
Liabilities										
Deposits [2]	$ 27,324	$ 45,781	$ 53,988	$ 55,787	$ 49,179	$ 45,310	$ 74,115	$ 19,314	$ 352,578	$ 723,376
Obligations related to securities sold short	18,666	–	–	–	–	–	–	–	–	18,666
Cash collateral on securities lent	8,081	–	–	–	–	–	–	–	–	8,081
Obligations related to securities sold under repurchase agreements	78,889	6,528	577	–	–	–	1,124	–	–	87,118
Derivative instruments	81	5,384	3,112	2,342	1,648	4,315	11,191	13,217	–	41,290
Acceptances	10,079	726	14	1	–	–	–	–	–	10,820
Other liabilities	24	23	73	73	71	292	579	883	24,654	26,672
Subordinated indebtedness	–	–	–	–	36	–	–	6,447	–	6,483
Equity	–	–	–	–	–	–	–	–	53,213	53,213
	$ 143,144	$ 58,442	$ 57,764	$ 58,203	$ 50,934	$ 49,917	$ 87,009	$ 39,861	$ 430,445	$ 975,719
October 31, 2022	$ 123,388	$ 44,632	$ 48,750	$ 62,962	$ 57,224	$ 39,220	$ 84,857	$ 36,779	$ 445,785	$ 943,597

(1) Cash includes interest-bearing demand deposits with the Bank of Canada.
(2) Comprises $239 billion (2022: $232.1 billion) of personal deposits; $462.1 billion (2022: $443.0 billion) of business and government deposits and secured borrowings; and $22.3 billion (2022: $22.5 billion) of bank deposits.

The changes in the contractual maturity profile were primarily due to the natural migration of maturities and also reflect the impact of our regular business activities.

Credit-related commitments

The following table provides the contractual maturity of notional amounts of credit-related commitments. Since a significant portion of commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

$ millions, as at October 31, 2023	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	No specified maturity [1]	Total
Unutilized credit commitments	$ 1,619	$ 8,475	$ 4,684	$ 7,753	$ 5,897	$ 23,782	$ 70,820	$ 3,230	$ 232,656	$ 358,916
Securities lending [2]	42,478	6,467	5,954	–	–	–	–	–	–	54,899
Standby and performance letters of credit	4,932	3,568	3,250	3,885	2,974	646	812	137	–	20,204
Backstop liquidity facilities	–	12,624	123	206	44	5,430	738	149	–	19,314
Documentary and commercial letters of credit	15	100	21	9	2	32	24	–	–	203
Other	1,704	–	–	–	–	–	–	–	–	1,704
	$ 50,748	$ 31,234	$ 14,032	$ 11,853	$ 8,917	$ 29,890	$ 72,394	$ 3,516	$ 232,656	$ 455,240
October 31, 2022	$ 50,694	$ 28,841	$ 13,542	$ 10,256	$ 8,415	$ 22,105	$ 68,049	$ 2,735	$ 216,873	$ 421,510

(1) Includes $179.2 billion (2022: $167.3 billion) of personal, home equity and credit card lines, which are unconditionally cancellable at our discretion.
(2) Excludes securities lending of $8.1 billion (2022: $4.9 billion) for cash because it is reported on the consolidated balance sheet.

Other off-balance sheet contractual obligations

The following table provides the contractual maturities of other off-balance sheet contractual obligations affecting our funding needs:

$ millions, as at October 31, 2023 [1]	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	Total
Purchase obligations [2]	$ 122	$ 149	$ 196	$ 218	$ 168	$ 514	$ 600	$ 85	$ 2,052
Investment commitments	–	1	9	–	1	3	13	554	581
Future lease commitments [1]	–	–	–	–	–	10	92	467	569
Pension contributions [3]	11	22	32	33	32	–	–	–	130
Underwriting commitments	12	–	–	–	–	–	–	–	12
	$ 145	$ 172	$ 237	$ 251	$ 201	$ 527	$ 705	$ 1,106	$ 3,344
October 31, 2022	$ 1,066	$ 193	$ 341	$ 250	$ 220	$ 597	$ 847	$ 1,074	$ 4,588

(1) Excludes operating lease obligations that are accounted for under IFRS 16, which are typically recognized on the consolidated balance sheet, and operating and tax expenses relating to lease commitments. The table includes lease obligations that are not accounted for under IFRS 16, including those related to future starting lease commitments for which we have not yet recognized a lease liability and right-of-use asset.
(2) Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market time frames.
(3) Includes estimated minimum funding contributions for our funded defined benefit pension plans in Canada, the U.S., the U.K., and the Caribbean. Estimated minimum funding contributions are included only for the next annual period as the minimum contributions are affected by various factors, such as market performance and regulatory requirements, and are therefore subject to significant variability.

Other risks

Strategic risk

Strategic risk is the risk of ineffective or improper implementation of business strategies, including mergers, acquisitions and divestitures. It includes the potential financial loss due to the failure of organic growth initiatives or failure to respond appropriately to changes in the business environment. For additional details on corporate transactions, see the "Top and emerging risks" section.

Oversight of strategic risk is the responsibility of the ExCo and the Board. At least annually, the CEO outlines the process and presents the strategic business plan to the Board for review and approval. As part of the annual planning process, Risk Management assesses the overall and business unit strategic plans to ensure alignment with our risk appetite. The Board reviews the plan in light of management's assessment of emerging market trends, the competitive environment, potential risks and other key issues.

One of the tools for measuring, monitoring and controlling strategic risk is attribution of regulatory capital against this risk. Our regulatory capital models include a strategic risk component for those businesses utilizing capital to fund an acquisition or a significant organic growth strategy.

Operational risk

Operational risk is the risk of loss resulting from people, inadequate or failed internal processes and systems, or from external events. Operational risk is inherent in all CIBC activities and transactions. Failure to manage operational risk can result in direct or indirect financial loss, reputational impact, or regulatory review and penalties. The Operational Risk Management Framework (the Framework) sets out the requirements and roles and responsibilities in managing operational risk at CIBC.

Governance and Management

Operational risk is managed through the three lines of defence model and articulated in the Operational Risk Management Framework. A strong risk culture and communication between the three lines of defence are important characteristics of effective risk management. All three lines of defence, including all team members are accountable for identifying, managing and mitigating operational risk within the approved Operational Risk Appetite. For further details, see the "Management of risk – Risk overview" section.

Global Operational Risk Management (GORM), as part of Global Operational and Enterprise Risk Management, is responsible for oversight of the enterprise-wide operational risk and control environment globally. To effectively discharge its mandate, GORM establishes frameworks, policies, related procedures and guidelines, and develops tools, systems and processes to enable effective identification, measurement, mitigation, monitoring and reporting of operational risks. GORM is also responsible for determining the level of operational risk capital in compliance with OSFI's guidelines. From a governance perspective, the ORCC, chaired by the Senior Vice-President, GORM, is a forum for senior management, with representation from each of the three lines of defence, to monitor and discuss significant operational risk and control matters. ORCC is a sub-committee of the GRC. The GRC, chaired by the CRO, is a senior management forum for discussion and oversight of risk appetite, risk profile and risk mitigation strategies.

Operational risk management approach

Information transparency, timely escalation, clear accountability and a robust internal control environment are the principles forming the basis of the Operational Risk Management Framework, which supports and governs the processes of identifying, measuring, mitigating, monitoring, and reporting operational risks. We mitigate operational losses by consistently applying risk-based approaches and employing risk-specific assessment tools. Regular review of our risk governance structure ensures clarity of, and ownership in, key risk areas.

Risk identification

Risk identification includes the process of assessing, understanding and confirming risks, on Business Unit operations, transactions, change initiatives and emerging risks to ensure operational risks are proactively identified and managed. CIBC's business lines regularly conduct reviews of operational risks inherent in their products, services or processes and assess ways to mitigate and manage them in alignment with CIBC's risk appetite. These reviews include using risk and control self-assessments, audit findings, operational risk scenarios, past internal and external loss events, key risk indicators (KRIs) trends, change initiative risk assessments and in-depth risk reviews to form a holistic operational risk profile for the business lines. Under the three lines of defence model, GORM and relevant Control Groups challenge business lines' risk assessments and mitigation actions.

Risk measurement

Risk measurement is the quantification of operational risks through operational risk capital calculations, internal loss data collection and analysis, and stress testing to understand potential operational risk exposures.

Operational loss is one of the key operational risk metrics informing us of areas of heightened risk. We collect and analyze internal operational loss event data for themes and trends. The occurrence of a material or potential material loss triggers an investigation to determine the root causes of the incident and the effectiveness of existing mitigating controls, as well as the identification of any additional mitigating actions. Additionally, we monitor the external environment for emerging or potential risks to CIBC. The analysis of material operational risk events is performed by the first line of defence and the outputs of the analysis are subject to formal independent challenge by our second line of defence. The analysis of material operational risk events forms one component of our ongoing operational risk reporting to senior management and the Board.

A robust risk measurement practice is in place to quantify operational risk and ensure adequate capital. We use the standardized method to quantify our operational risk exposure in the form of operational risk regulatory capital, as agreed with local regulators.

Risk mitigation

Risk mitigation is the determination of appropriate strategies and development of action plans to address operational risks to ensure residual risks are within the CIBC risk appetite. Our primary tool for mitigating operational risk exposure is a robust internal control environment. Our Control Framework outlines key principles, structure and processes underpinning our approach to managing risks through effective controls. Under our framework, all key controls are subject to ongoing testing and review to ensure they effectively mitigate our operational risk exposures. In addition, our corporate insurance program may afford additional protection from loss while our global business continuity and broader operational resilience programs enable us to deliver critical services to our clients through disruption.

Risk monitoring and reporting

Risk monitoring and reporting ensures that operational risk issues, including emerging risks, are monitored and communicated to the relevant stakeholders in a timely and transparent manner.

Both forward-looking KRIs as well as backward-looking key performance indicators provide insight into our risk exposure and are used to monitor the main drivers of exposure associated with key operational risks and their adherence to the operational risk appetite. KRIs assist in early detection of potential operational risk events by identifying unfavourable trends and highlighting controls that may not be designed or operating effectively. Business lines are required to identify and implement KRIs for material risk exposures on an ongoing basis. Escalation triggers are used to highlight risk exposures requiring additional attention from senior management and/or the Board. The second line of defence challenges the selection of KRIs and the appropriateness of thresholds.

Our risk monitoring processes support a transparent risk-reporting program, informing both senior management and the Board of our control environment, operational risk exposures, and mitigation strategies. Operational risk practices are continuously enhanced to increase robustness of the operational risk management program for effective and efficient identification, measurement, mitigation, monitoring and reporting of operational risks in CIBC.

Operational risks which may adversely impact CIBC include the following:

Anti-money laundering/anti-terrorist financing

The risk of CIBC's potential non-conformance with global AML and ATF regulatory requirements and sanctions regulations leading to enhanced regulatory scrutiny, regulatory censure (i.e., cease and desist orders) and/or financial loss (i.e., regulatory, criminal or civil penalties and/or forfeiture of assets). See the "Top and emerging risks – Anti-money laundering, anti-terrorist financing and sanctions" section for further details.

Fraud risk

The risk relating to the intentions to defraud, misappropriate property/assets or circumvent regulations, the law or CIBC policy and can be committed by either employees or by outsiders such as clients or third parties.

Information security risk (including cyber security)

The risk to the confidentiality, integrity and availability of CIBC-owned information, and the information entrusted to CIBC by clients, employees, shareholders, business partners, and third parties that if leaked, accessed without authorization or lost, could cause damage to CIBC's business and its customers. See the "Top and emerging risks – Technology, information and cyber security risk" section for further details.

Technology risk

The risk of compromised availability, degradation, recovery, capacity, performance, integrity of new or existing systems. See the "Top and emerging risks – Technology, information and cyber security risk" section for further details.

Third party risk

The potential risk that may arise from relying on a third party business arrangement between CIBC and another entity, by contract or otherwise. This includes activities that involve outsourced products and services, use of outside consultants, networking arrangements, managed services, services provided by affiliates and subsidiaries, joint ventures, sponsorships, no-fee contracts, and any other arrangement that involves the delivery of business activities, functions or processes to CIBC and/or its clients. See the "Top and emerging risks – Third-party risk" section for further details.

Other operational risks include business interruption risk, data risk, conduct risk (see the "Conduct risk" section), financial reporting risk, legal risk (see the "Reputation and legal risks" section), model risk, people risk, privacy risk, project risk, physical security and safety risk, regulatory compliance risk (see the "Regulatory compliance risk" section) and transaction processing and execution risk.

Environmental and social risk

Environmental risk is the risk of financial loss or damage to reputation associated with environmental issues, including but not limited to climate-related issues (see the "Top and emerging risks – Climate risk" section for additional details), whether arising from our credit and investment activities or related to our own operations. Social risk is the potential for negative impact on our financial position, operations, legal and regulatory compliance, or reputation stemming from social considerations associated with CIBC, an activity, transaction, product, client, third-party or supplier. These social considerations include, but are not limited to inclusive banking (e.g., accessibility, reconciliation, racial equity), human rights (e.g., modern slavery, including forced labour and child labour, human trafficking), and social impacts related to climate change.

Governance

In 2023, we developed the Global Environmental and Social Framework, an internal policy document that provides an overview of how CIBC sets and operationalizes its ESG strategy and related policies, including how we manage environmental and social risks, as well as outlining the established ESG governance framework. As environmental and social risk management requires a multi-disciplinary approach, these risk factors are considered in our ESG governance framework, which outlines responsibilities for ESG from the Board to executive management and down to those with day-to-day accountability for execution.

CIBC's Board and its committees provide ongoing oversight of the continued execution of our bank-wide ESG governance framework, each playing a distinct, but integrated role. The Corporate Governance Committee leads oversight of the execution of our ESG strategy, material public ESG disclosure and stakeholder engagement, and our overall ESG governance framework, and in this capacity considers external challenges, trends and developments that should be incorporated in our strategic plans. Other Board committees lead the oversight of specific elements of our ESG strategy and governance based on mandate, and as it pertains to environmental and social risks; in particular, the Risk Committee supervises key frameworks related to CIBC's principal business risks, which include climate-related risks, and the Audit Committee has oversight of the underlying processes and controls to ensure the integrity, accuracy and reliability of material ESG disclosures.

At the senior management level, our Executive Committee is accountable for the progress on CIBC's ESG agenda, and the Executive Vice-President and Chief Legal Officer (CLO) is the executive lead for ESG across the enterprise, which includes leading our ESG strategy, ESG disclosure and the execution of our ESG governance framework. In this capacity, the CLO also works closely with our CRO, who has overall responsibility for enterprise risk management. Executive management of ESG is also facilitated through CIBC's Senior Executive ESG Council, which is chaired by the CLO, and has representation from all SBUs and functional groups, enabling bank-wide input and coordination on strategic ESG initiatives in response to CIBC's environmental and social responsibilities. Our Enterprise ESG team, which reports to the CLO, and is led by the Senior Vice-President, ESG and Corporate Governance, works alongside the SBUs, functional groups and ESG subject matter experts across the bank, such as the Environmental Risk Management team within Global Operational and Enterprise Risk Management, to advance CIBC's ESG agenda.

Understanding that environmental and social topics and related risks are evolving, we have regular, two-way engagement with our stakeholders and continuously assess and engage on other environmental and social issues through partnerships and industry initiatives. This helps to ensure that we have a common understanding of this risk area and are prepared to respond. Beyond the risks listed below, we are learning and contributing to emerging topics such as biodiversity, through participation in the Taskforce on Nature-related Financial Disclosures and helping to transform financial decision making to better integrate risks posed by environmental and social issues through participation in A4S (Accounting for Sustainability).

Risk management

The Global Environmental and Social Framework outlines roles and responsibilities for risk management of environmental and social risks as a shared responsibility between multiple risk management teams including Global Operational and Enterprise Risk Management, Conduct and Culture Risk Management, and Third Party Risk Management, in addition to regional risk management teams.

Within CIBC's Risk Management function, the Global Operational and Enterprise Risk Management group provides independent oversight of the measurement, monitoring and control of environmental risks. This group is led by the Executive Vice-President, Global Operational and Enterprise Risk Management, who has direct accountability to the CRO for environmental risk oversight. This team works closely with the Enterprise ESG team, to ensure that environmental and social risks are integrated into our ESG strategy, as well as with the SBUs and functional groups to ensure that best practices of environmental responsibility are applied to the banking services that we provide to our clients, the relationships we have with our stakeholders, and to the way we manage our facilities.

Environmental risk, including but not limited to climate-related issues, and social risk are components of reputation and legal risks. These risks are therefore assessed and mitigated according to the policies and related procedures followed for managing reputation and legal risks, including through the Reputation Risk Management Framework, Global Reputation and Legal Risks Policy and business-specific procedures. See the "Reputation and legal risks" section for additional information.

In addition, our Corporate Environmental Policy, which is under the overall management of the Environmental Risk Management team, describes our approach to prudent environmental management, including climate-related issues, and assigns responsibilities for managing our environmental impacts. Our Corporate Environmental Policy states that CIBC will develop, implement and maintain standards and procedures to review, assess and manage the environmental risks inherent in lending and investment activities and seek through such activities to promote sound environmental management practices among those with whom business is conducted. For example, environmental and social evaluations are integrated into our credit risk assessment processes, with standards and procedures in place for all sectors. In addition, environmental and social risk assessments in project finance, project-related corporate loans and bridge loans are required, in accordance with our commitment as a signatory to the Equator Principles (adopted in 2003), which are a voluntary set of guidelines for financial institutions based on the screening criteria from the International Finance Corporation. An escalation process is in place for transactions with the potential to have significant environmental and related social risk, with escalation up to the Reputation and Legal Risks Committee for senior executive review, if required.

Some social risks, such as child labour or human rights violations, are components of third party risk management and are identified, assessed, mitigated, monitored and reported as per CIBC's Third Party Risk Management Policy (see the "Top and emerging risks – Third-party risk" section), as well as through our Supplier Code of Conduct (see the "Human rights and codes of conduct" section).

Climate change

Climate risk is integrated into our risk management processes, beginning with our climate-related risk appetite, which is defined based on qualitative and quantitative considerations and reflects our guiding principle of practicing sound risk management, as well as enabling us to address stakeholders' expectations with respect to climate risk management. Tolerance levels have been implemented into our Risk Appetite Statements regionally and enterprise-wide for relevant SBUs. We continue to evaluate relevant metrics and will include additional quantitative measures to our Risk Appetite Statements, as needed, as climate-related risk management practices evolve and mature.

We are actively identifying and assessing climate-related risks and how they might impact business operations, cause physical damage, disrupt supply chains and affect global economies, and ultimately impact credit and market risk. To do this, we are continuing to develop a suite of tools including carbon risk scoring, heat maps, scenario analysis and measuring financed emissions to give us insights into the risks at a client, sector and portfolio level, as there is not one individual tool that can adequately measure the risks that our clients face due to climate change.

Our carbon risk scoring considers the short, medium and long-term impacts that a corporate or commercial client might face due to climate change such as policy, technology and market shifts. It allows us to score each client on a scale of advanced to poor, referring those clients that score poorly to our High Carbon Score Committee, made up of representatives from the relevant SBUs and risk management, to develop appropriate action plans to mitigate the risk.

Our heat map approach also provides a visual representation of the business and government sectors that are vulnerable to climate-related risks. Based on this heat map assessment, we assign a score to each industry and sector within our portfolio based on general exposure to physical and transition risks. The combined weighted average score is used to infer potential credit migrations, which is used as an input into scenario analysis to estimate potential changes in PD, expected loss and RWA. The latter is based on the Bank of Canada and OSFI pilot scenario and provides a useful "what-if" framework to explore how climate-related risks may manifest in the future.

These risk management tools provide us with a higher level of granularity to understand how our individual portfolios behave with regard to climate-related risks and where to focus mitigation efforts, as well as informing business decisions towards potential opportunities and areas where we can support our clients. We will continue expanding our knowledge and exploring and assessing climate-related risk impacts as industry standards, the regulatory environment, data quality, tools and our approach mature.

Human rights and codes of conduct

CIBC is committed to respecting human rights and stands against slavery and human trafficking throughout our business and supply chains.

We uphold human rights by incorporating global best practices enterprise-wide, including those embodied by the United Nations Guiding Principles on Business and Human Rights, and promoting a fair, diverse and inclusive work environment. We publicly report under the United Kingdom *Modern Slavery Act 2015 and the Australian Modern Slavery Act 2018*. We comply with all applicable human rights laws and standards in the jurisdictions in which we operate, including laws addressing issues such as forced and child labour, modern slavery and human trafficking, pay equity, employment equity, health and safety, discrimination and harassment. We expect our team members, clients, suppliers and other third parties with whom we have a business relationship to share our commitment to respect human rights. More information can be found in the CIBC on Human Rights: Modern Slavery and Human Trafficking Statement, which is available on our website.

CIBC's Code of Conduct is an important reference point in our culture and also lays out the standards we have in place for how team members should behave and treat our clients, communities and fellow team members. The Code of Conduct sets out underlying policies that guide our actions and that are foundational to our purpose-led and inclusive culture as we grow in a sustainable way. This includes acting with honesty, integrity and respect. To maintain appropriate conduct and address inappropriate conduct, we use an integrated framework of programs, standards, policies, guidelines and procedures that all align with the high-level principles and ethical standards set out in our Code of Conduct. See the "Conduct risk" section for additional information.

Our Supplier Code of Conduct sets out the principles, standards and behaviours that our suppliers should follow, as we expect that they act ethically and adhere to all applicable laws, rules and regulations, such as maintaining responsible labour practices and human rights, in the jurisdictions in which they operate. We have procedures in place to assess supplier risk and to govern our contracted supplier relationships. Due diligence reviews of new, existing and prospective suppliers require consideration of applicable ESG factors in order to mitigate these potential risks within our supply chain.

More information on our ESG governance, policy, management and performance can be found in our Sustainability Report, which is available on our website.

Regulatory compliance risk

Regulatory compliance risk is the risk of CIBC's potential non-conformance with applicable regulatory requirements.

Our approach to managing and mitigating regulatory compliance risk aligns with CIBC's Risk Appetite Statement and centers around fostering a robust risk culture. The foundation of this approach is a comprehensive Regulatory Compliance Management (RCM) framework. The RCM framework, owned by the Senior Vice-President, Chief Compliance and Privacy Officer and Global Regulatory Affairs, and approved by the RMC, maps regulatory requirements to our internal policies, procedures and/or controls that govern regulatory compliance.

Our Compliance department is responsible for developing and maintaining a comprehensive regulatory compliance program, including oversight of the RCM framework. This department operates independently from business management and regularly reports to the RMC.

The primary responsibility for complying with all applicable regulatory requirements rests with senior management of the business and functional groups, and extends to all employees. The Compliance department's activities support these groups, with a particular focus on regulatory requirements that govern the relationship between CIBC and its clients.

See the "Regulatory developments" section for further details.

Insurance risk

Insurance risk is the risk of loss arising from the obligation to pay out benefits and expenses on insurance policies in excess of expected amounts. Unfavourable actual experience could emerge due to adverse fluctuations in timing, size and frequency of actual claims (e.g., mortality, morbidity), policyholder behaviour (e.g., cancellation of coverage), or associated expenses.

Insurance contracts provide financial compensation to the beneficiary in the event of an insured risk occurring in exchange for premiums. We are exposed to insurance risk in our insurance business and in our reinsurance business within the respective subsidiaries.

Senior management of the insurance and reinsurance subsidiaries have primary responsibility for managing insurance risk with oversight by Risk Management. The insurance and reinsurance subsidiaries also have their own boards of directors, and an independent Appointed Actuary who provide additional input to risk management oversight. Processes and oversight are in place to manage the risk to our insurance business. Underwriting risk on business assumed is managed through risk policies that limit exposure to an individual life, to certain types of business and to regions.

Our risk governance practices ensure strong independent oversight and control of risk within the insurance businesses. The subsidiaries' boards outline the internal risk and control structure to manage insurance risk, which includes risk, capital and control policies, processes as well as limits and governance. Senior management of the insurance and reinsurance subsidiaries and Risk Management attend the subsidiaries' board meetings.

Reputation and legal risks

Our reputation and financial soundness are of fundamental importance to us and to our clients, shareholders, third parties, regulators, team members and communities.

Reputation risk is the risk of negative publicity regarding our business conduct or practices which, whether true or not, could significantly harm our reputation as a leading financial institution, or could materially and adversely affect our business, operations or financial condition.

Legal risk is the risk of financial loss arising from one or more of the following factors: (a) civil, criminal or regulatory enforcement proceedings against us; (b) our failure to correctly document, enforce or comply with contractual obligations; (c) failure to comply with our legal obligations to clients, investors, team members, counterparties or other stakeholders; (d) failure to take appropriate legal measures to protect our assets or security interests; or (e) misconduct by our team members or agents.

All team members at CIBC play an important role in protecting our reputation by ensuring that the highest ethical standards are followed in how we act and what we do. Not only must we act with integrity at all times, we must also ensure that activities being conducted do not pose undue risks to CIBC's reputation for ethical, sound and responsible business practices. As a result, requirements for the management and oversight of potential reputation risk are integrated throughout our framework of policies and related procedures. These processes include the management of various risks as set out in CIBC's Risk Appetite Statement, Risk Management Framework and Code of Conduct. Our Reputation Risk Management Framework, Global Reputation and Legal Risks Policy and business-specific procedures outline how we safeguard our reputation through identification, assessment, escalation and mitigation of potential reputation and legal risks. Proactive management of potential reputation and legal risks is a key responsibility of CIBC and all our team members.

Overall governance and oversight of reputation risk is provided by the Board, primarily through the RMC of the Board. Senior management oversight of reputation and legal risks is provided by the Reputation and Legal Risks Committee, which is a sub-committee of GRC and reports its activities regularly to the GRC. Additionally, there are specific senior management committees across the enterprise that provide further oversight to ensure required practices are followed and any material reputation and legal risks are identified, managed, and if required, escalated, effectively.

Conduct risk

Conduct risk is the risk that the actions or omissions (i.e., behaviour) of CIBC, team members or third parties: do not align with our desired culture and values; deliver poor or unfair outcomes for clients, team members or shareholders; result in adverse market practices and outcomes; impact CIBC's reputation as a leading financial institution; or materially and adversely affect our business, operations or financial condition.

Our Conduct and Culture Risk Framework applies enterprise-wide and outlines the proactive management and oversight of potential conduct risk. Every team member is accountable for the identification and management of conduct risk. The overarching principles and requirements for maintaining appropriate conduct and addressing inappropriate conduct are covered in the CIBC Code of Conduct (the Code) and other global, regional and business specific policies, frameworks, processes and procedures. All team members must abide by the Code, and CIBC policies, frameworks, processes and procedures in carrying out the accountabilities of their role. Overall governance of conduct risk is provided by the Board and its committees, including the CGC, as well as senior management committees.

Accounting and control matters

Critical accounting policies and estimates

The consolidated financial statements of CIBC have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB). These consolidated financial statements also comply with Section 308(4) of the *Bank Act* (Canada) and the requirements of OSFI. A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements.

Certain accounting policies require us to make judgments and estimates, some of which relate to matters that are uncertain. The current macroeconomic environment, including the impact of higher levels of interest rates, inflation, events in the U.S. banking sector and geopolitical events, gives rise to heightened uncertainty as it relates to our accounting estimates and assumptions and increases the need to apply judgment. In particular, changes in the judgments and estimates related to IFRS 9 can have a significant impact on the level of ECL allowance recognized and period-over-period volatility of the provision for credit losses. Changes in the judgments and estimates required in the critical accounting policies discussed below could have a material impact on our financial results. We have established control procedures to ensure accounting policies are applied consistently and processes for changing methodologies are well controlled.

Use and classification of financial instruments

As a financial institution, our assets and liabilities primarily comprise financial instruments, which include deposits, securities, loans, derivatives, acceptances, repurchase agreements, and subordinated indebtedness.

We use these financial instruments for both trading and non-trading activities. Trading activities primarily include the purchase and sale of securities and metals, transacting in foreign exchange and derivative instruments in the course of facilitating client trades and taking proprietary trading positions with the objective of income generation. Non-trading activities generally include the business of lending, investing, funding, and ALM.

The use of financial instruments may either introduce or mitigate exposures to market, credit and/or liquidity risks. See the "Management of risk" section for details on how these risks are managed.

Financial instruments are accounted for according to their classification. Judgment is applied in determining the appropriate classification of financial instruments under IFRS 9, in particular as it relates to the assessment of whether debt financial assets meet the solely payment of principal and interest (SPPI) test, and the assessment of the business model used to manage financial assets. For details on the accounting for these instruments under IFRS 9, see Note 1 to the consolidated financial statements.

Determination of fair value of financial instruments

Under IFRS 9, debt and equity securities mandatorily measured and designated at FVTPL, business and government loans mandatorily measured and designated at FVTPL, obligations related to securities sold short, derivative contracts, FVOCI securities and FVO financial instruments are carried at fair value. FVO financial instruments include certain debt securities, certain secured borrowings, obligations related to securities sold under repurchase agreements, structured deposits and business and government deposits. Certain retail mortgage interest rate commitments are also designated as FVO financial instruments.

IFRS 13 defines fair value to be the price that would be received to sell an asset or paid to transfer a liability at the measurement date in an orderly arm's-length transaction between market participants in the principal market under current market conditions (i.e., the exit price). Fair value measurements are categorized into levels within a fair value hierarchy based on the nature of the valuation inputs (Level 1, 2 or 3). We have an established and documented process for determining fair value. Fair value is based on unadjusted quoted prices in an active market for the same instrument, where available (Level 1). If active market prices or quotes are not available for an instrument, fair value is then based on valuation models in which the significant inputs are observable (Level 2) or in which one or more of the significant inputs are non-observable (Level 3). Estimating fair value requires the application of judgment. The type and level of judgment required is largely dependent on the amount of observable market information available.

For instruments valued using internally developed models that use significant non-observable market inputs and are therefore classified within Level 3 of the hierarchy, the judgment used to estimate fair value is more significant than when estimating the fair value of instruments classified within Levels 1 and 2. To ensure that valuations are appropriate, a number of policies and controls are in place, including independent validation of valuation inputs to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources.

The following table presents amounts, in each category of financial instruments, which are valued using valuation techniques based on Level 3 inputs. For further details of the valuation of and sensitivity associated with Level 3 financial assets and liabilities, see Note 2 to the consolidated financial statements.

$ millions, as at October 31		2023			2022	
		Level 3	Total [1]		Level 3	Total [1]
Assets						
Securities mandatorily measured and designated at FVTPL and loans mandatorily measured at FVTPL	$	691	0.8 %	$	1,194	1.7 %
Debt securities measured at FVOCI and equity securities designated at FVOCI		191	0.3		161	0.3
Derivative instruments		71	0.2		67	0.2
	$	953	0.5 %	$	1,422	0.8 %
Liabilities						
Deposits and other liabilities [2]	$	242	0.7 %	$	409	1.5 %
Derivative instruments		1,874	4.5		1,586	3.0
	$	2,116	2.1 %	$	1,995	2.0 %

(1) Represents the percentage of Level 3 assets and liabilities over total assets and liabilities for each reported category that are carried on the consolidated balance sheet at fair value.
(2) Includes FVO deposits and bifurcated embedded derivatives.

Note 2 to the consolidated financial statements presents the valuation methods used to determine fair value showing separately those financial instruments that are carried at fair value on the consolidated balance sheet and those that are not.

In order to reflect the observed market practice of pricing collateralized and uncollateralized derivatives, our valuation approach uses overnight indexed swap curves as the discount rate in the valuation of collateralized derivatives and market cost of funding in the valuation of uncollateralized derivatives. The use of a market cost of funds curve reduces the fair value of uncollateralized derivative assets incremental to the reduction in fair value for credit risk already reflected through the CVA. In contrast, the use of a market cost of funds curve reduces the fair value of uncollateralized derivative liabilities in a manner that generally includes adjustments for our own credit. As market practices continue to evolve in regard to derivative valuation, further adjustments may be required in the future.

Fair value adjustments

We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation of financial instruments that are carried at fair value on the consolidated balance sheet. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth and other market risks, parameter uncertainty, model risk, and credit risk.

The establishment of fair value adjustments involves estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments on an ongoing basis. The level of fair value adjustments could change as events warrant and may not reflect ultimate realizable amounts.

As at October 31, 2023, the total valuation adjustments related to financial instruments carried at fair value on the consolidated balance sheet was $373 million (2022: $326 million), primarily related to credit risk, bid-offer spreads, and parameter uncertainty of our derivative assets and liabilities, as well as adjustments recognized for valuing our uncollateralized derivative assets and liabilities based on an estimated market cost of funds curve.

Impairment of financial assets

Under IFRS 9, we establish and maintain ECL allowances for all debt instrument financial assets classified as amortized cost or FVOCI. In addition, the ECL allowances apply to loan commitments and financial guarantees that are not measured at FVTPL.

ECL allowances represent credit losses that reflect an unbiased and probability-weighted amount that is determined by evaluating a range of possible outcomes, the time value of money and reasonable and supportable information about past events, current conditions and forecasts of future economic conditions. One of the objectives of IFRS 9 is to record lifetime losses on all financial instruments that have experienced a significant increase in credit risk since their initial recognition. As a result, ECL allowances are measured at amounts equal to either: (i) 12-month ECL; or (ii) lifetime ECL for those financial instruments that have experienced a significant increase in credit risk since initial recognition or when there is objective evidence of impairment.

Key drivers of expected credit loss

The ECL impairment requirements of IFRS 9 require that we make judgments and estimates related to matters that are uncertain. In particular, the ECL requirements of IFRS 9 incorporate the following elements that are subject to a high level of judgment:
- Determining when a significant increase in credit risk of a loan has occurred;
- Measuring both 12-month and lifetime credit losses; and
- Forecasting forward-looking information for multiple scenarios and determining the probability weighting of each scenario.

In addition, the interrelationship between these elements is also subject to a high degree of judgment. Changes in the judgments and estimates related to IFRS 9 can have a significant impact on the level of ECL allowance recognized and the period-over-period volatility of the provision for credit losses. Changes in a particular period could have a material impact on our financial results.

We continue to operate in an uncertain macroeconomic environment. During the year ended October 31, 2023, unfavourable credit migration, parameter updates and unfavourable changes in our economic outlook resulted in an increase in our stage 1 and stage 2 performing ECLs. There is inherent uncertainty in estimating the impact that higher levels of interest rates, the easing of inflationary pressures, events in the U.S. banking sector and geopolitical events will have on the macroeconomic environment. As a result, a heightened level of judgment in estimating ECLs in respect of all these elements as discussed above, continued to be required. Actual results could differ from these estimates and assumptions. See Note 5 to our consolidated financial statements for more information concerning the high level of judgment inherent in the estimation of ECL allowance under IFRS 9.

Use of the regulatory framework

Our ECL models leverage the data, systems and processes that are used to calculate Basel expected loss regulatory adjustments for the portion of our retail and business and government portfolios under the internal ratings-based (IRB) approach. Significant judgment is applied in leveraging the data and modelling techniques used to calculate Basel risk parameters to meet IFRS 9 requirements, including the conversion of through-the-cycle estimates to the point-in-time parameters used under IFRS 9 that consider forward-looking information. In addition, credit losses under IFRS 9 are 12 months for stage 1 financial instruments and lifetime for stage 2 and stage 3 financial instruments, compared to 12 months for IRB portfolios under Basel. The main differences between Basel risk parameters and IFRS 9 parameters are explained in the table below:

	Regulatory Capital	*IFRS 9*
PD	Through-the-cycle PD represents long-run average PD throughout a full economic cycle	Point-in-time 12-month or lifetime PD based on current conditions and relevant forward-looking assumptions
LGD	Downturn LGD based on losses that would be expected in an economic downturn and subject to certain regulatory floors	Unbiased probability-weighted LGD based on estimated LGD including impact of relevant forward-looking assumptions such as changes in collateral value
	Discounted using the cost of capital or opportunity cost	Discounted using the original effective interest rate
EAD	Based on the drawn balance plus expected utilization of any undrawn portion prior to default, and cannot be lower than the drawn balance	Amortization and repayment of principal and interest from the balance sheet date to the default date is also captured
Other		ECL is discounted from the default date to the reporting date

Attribution of provision for credit losses

We recognize provision for credit losses on both impaired (stage 3) and performing (stages 1 and 2) loans in the respective SBUs. Provision for credit losses recognized directly on our consolidated statement of income is in respect to financial instruments classified as loans and bankers' acceptances. Provision for credit losses for FVOCI debt securities and amortized cost securities are recognized in Gains (losses) from debt securities measured at FVOCI and amortized cost, net in the consolidated statement of income.

Hedge accounting

The IFRS 9 hedge accounting guidance is intended to better align the accounting with risk management activities. However, IFRS 9 allows the existing hedge accounting requirements under IAS 39 to continue in place of the hedge accounting requirements under IFRS 9. As permitted, we previously elected to not adopt the IFRS 9 hedge accounting requirements and instead retained the IAS 39 hedge accounting requirements. As required, we have adopted the hedge accounting disclosure requirements under amendments to IFRS 7 that were effective in 2018. As a result of interest rate benchmark reform, we have adopted "Interest Rate Benchmark Reform: Amendments to IFRS 9, IAS 39 and IFRS 7" (Phase 1 amendments) issued by the IASB as of November 1, 2019, and adopted "Interest Rate Benchmark Reform: Phase 2 Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4, and IFRS 16" (Phase 2 amendments) as of November 1, 2020. See the "Other regulatory developments – Interest rate benchmark reform" section for more information.

Securitizations and structured entities

Securitization of our own assets

Under IFRS 10 "Consolidated Financial Statements" (IFRS 10), judgment is exercised in determining whether an investor controls an investee including assessing whether the investor has: (i) power over the investee; (ii) exposure, or rights, to variable returns from its involvement with the investee; and (iii) the ability to affect those returns through its power over the investee. Power may be exercised through voting or similar rights or, in the case of SEs, through contractual arrangements that direct the relevant activities of the investee. When voting rights are not relevant in deciding whether CIBC has power over an entity, particularly for complex SEs, the assessment of control considers all facts and circumstances, including the purpose and design of the investee, its relationship with other parties and each party's ability to make decisions over significant activities, and whether CIBC is acting as a principal or as an agent.

We sponsor several SEs that have purchased and securitized our own assets including Cards II Trust, which we consolidate under IFRS 10.

We also securitize our own mortgage assets through a government-sponsored securitization program. We sell these securitized assets to a government-sponsored securitization vehicle that we do not consolidate, as well as to other third parties. IFRS 9 provides guidance on when to derecognize financial assets. A financial asset is derecognized when the contractual rights to receive cash flows from the asset have expired, or when we have transferred the rights to receive cash flows from the asset such that:

*   We have transferred substantially all the risks and rewards of the asset; or
*   We have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

We have determined that our securitization activities related to residential mortgages and cards receivables are accounted for as secured borrowing transactions because we have not met the aforementioned criteria.

Securities lending and repurchase transactions generally do not result in the transfer of substantially all the risks and rewards of the securities and as a result do not result in derecognition of the securities.

We also sell certain U.S. commercial mortgages to third parties that qualify for derecognition because we have transferred substantially all the risks and rewards of the mortgages and have no continuous involvement after the transfer.

Securitization of third-party assets

We also sponsor several SEs that purchase pools of third-party assets. We consider a number of factors in determining whether CIBC controls these SEs. We monitor the extent to which we support these SEs, through direct investment in the debt issued by the SEs and through the provision of liquidity protection to the other debtholders, to assess whether we should consolidate these entities.

IFRS 10 also requires that we reconsider our consolidation assessment if facts and circumstances relevant to the entities indicate that there are changes to one or more of the three elements of control described above. Factors that trigger reassessment include, but are not limited to, significant changes in ownership structure of the entities, changes in contractual or governance arrangements, provision of a liquidity facility beyond the original terms, transactions with the entities that were not contemplated originally and changes in the financing structure of the entities.

Specifically, in relation to our multi-seller conduits, we would reconsider our consolidation assessment if our level of interest in the ABCP issued by the conduits changes significantly, or in the rare event that the liquidity facility that we provide to the conduits is drawn or amended.

A significant increase in our holdings of the outstanding commercial paper issued by the conduits would become more likely in a scenario in which the market for bank-sponsored ABCP suffered a significant deterioration such that the conduits were unable to roll their ABCP.

For additional information on the securitizations of our own assets and third-party assets, see the "Financial condition – Off-balance sheet arrangements" section and Note 6 to the consolidated financial statements.

Leases

As a lessee, we recognize a right-of-use asset and a corresponding lease liability based on the present value of future lease payments, less any lease incentives receivable, when the lessor makes the leased asset available for use to CIBC. We apply judgment in determining the appropriate lease term, which is based on the non-cancellable portion of the lease term, adjusted for any renewal or termination options that are reasonably certain to be exercised. In accounting for the lease, we also determine the appropriate discount rates based on the rate implicit in the lease, if determinable, or on CIBC's incremental borrowing rate.

As an intermediate lessor, we apply judgment to classify a sublease as an operating or finance sublease based on whether substantially all of the risks and rewards related to the underlying right-of-use asset are transferred to the sub-lessee. If classified as a finance sublease, the related right-of-use asset is derecognized and an investment in sublease is recognized based on the head lease discount rate unless the rate implicit in the sublease is determinable. Where a finance sublease includes lease and non-lease components, we allocate the total consideration in the contract to each component based on our estimation of the standalone prices for each of these components. The investment in sublease is subsequently measured using the effective interest rate method, with interest income recognized over the term of the sublease. Rental income from operating subleases is recognized on a systematic basis over the lease term. For both finance and operating subleases, we apply similar judgments as when we are acting as a lessee to determine the appropriate lease term.

Asset impairment

Goodwill

As at October 31, 2023, we had goodwill of $5,425 million (2022: $5,348 million). Goodwill is not amortized, but is tested, at least annually, for impairment by comparing the recoverable amount of the cash-generating unit (CGU) to which goodwill has been allocated, with the carrying amount of the CGU including goodwill. Any deficiency is recognized as impairment of goodwill. The recoverable amount of a CGU is defined as the higher of its estimated fair value less cost to sell and its value in use. Goodwill is also required to be tested for impairment whenever there are indicators that it may be impaired.

Estimation of the recoverable amount is an area of significant judgment. Recoverable amounts are estimated using internally developed models that require the use of significant assumptions including forecasted earnings, discount rates, growth rates, forecasted regulatory capital requirements, and price-earnings multiples. Reductions in the estimated recoverable amount could arise from various factors, such as reductions in forecasted cash flows, an increase in the assumed level of required capital, and any adverse changes to the discount rate or terminal growth rates either in isolation or in any combination thereof. Where our estimated recoverable amount is not significantly in excess of the carrying amount of the CGU, additional judgment is required, and reductions in the recoverable amount are more likely to result in an impairment charge.

In the fourth quarter of 2023, we performed our annual impairment test. We concluded that the recoverable amounts of our CGUs were in excess of their carrying amounts.

For additional information, see Note 8 to the consolidated financial statements.

Other intangible assets and long-lived assets

As at October 31, 2023, we had other intangible assets with an indefinite life of $116 million (2022: $143 million) and with a definite life of $259 million (2022: $358 million). Acquired intangible assets are separately recognized if the benefits of the intangible assets are obtained through contractual or other legal rights, or if the intangible assets can be sold, transferred, licensed, rented, or exchanged. Determining the useful lives of intangible assets requires judgment and fact-based analysis.

Intangible assets with an indefinite life are not amortized but are assessed for impairment by comparing the recoverable amount to the carrying amount. The recoverable amount is defined as the higher of the estimated fair value less cost to sell and value in use. An impairment test is required at least annually, or whenever there are indicators that these assets may be impaired. On October 31, 2023, CIBC FirstCaribbean announced its intent to rebrand as CIBC, and we therefore recognized an impairment charge of $27 million in the fourth quarter of 2023 related to the impairment of the indefinite-lived brand name intangible asset acquired as part of the CIBC FirstCaribbean acquisition.

Long-lived assets and other identifiable intangible assets with a definite life are amortized over their estimated useful lives. These assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount is higher than the recoverable amount.

Determining the recoverable amount of intangible assets and long-lived assets is an area of judgment as we estimate the future cash flows expected to result from the use of the asset and, where appropriate, cash flows arising from the asset's eventual disposition.

For additional information, see Note 8 to the consolidated financial statements.

Income taxes

We are committed to responsible tax practices. We exercise active tax governance and tax compliance processes in accordance with the statutory obligations of all jurisdictions in which we operate. We seek to manage tax risk to ensure any financial exposure is well understood and remains consistent with our strategy, overall risk and reputational risk appetite.

We are subject to income tax laws in the various jurisdictions where we operate, and the complex tax laws are potentially subject to different interpretations by us and the relevant taxation authority. Management judgment is applied in the interpretation of the relevant tax laws and in estimating the expected timing and amount of the provision for current and deferred income taxes based on an assessment of the relevant factors.

Current tax is calculated using tax rates enacted or substantively enacted as at the reporting date. For Canadian income taxes, substantively enacted is generally interpreted to occur at the point of a third reading in a Canadian Parliament held by a minority government, or the first reading in a Canadian Parliament held by a majority government.

Deferred tax assets or liabilities are determined for each temporary difference based on the tax rates that are expected to be in effect in the period that the assets are realized or the liabilities are settled, based on the laws that have been enacted or substantively enacted as at the reporting date.

Deferred tax liabilities are not recognized on temporary differences arising on our NIFOs if they are not expected to reverse in the foreseeable future and we expect to control the timing of reversal. Deferred tax assets are not recognized on temporary differences arising on our NIFOs if they are not expected to reverse in the foreseeable future and it is not probable future taxable profits will be available against which these deductible temporary differences can be utilized.

We assess quarterly the probability that our deferred tax assets will be realized prior to their expiration and determine if any portion of our deferred tax assets should not be recognized.

For further details on our income taxes, see Note 19 to the consolidated financial statements.

Contingent liabilities and provisions

Legal proceedings and other contingencies

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.

While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC's litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.

A description of significant ongoing matters to which CIBC is a party can be found in Note 22 to the consolidated financial statements. The provisions disclosed in Note 22 include all of CIBC's accruals for legal matters as at October 31, 2023, including amounts related to the significant legal proceedings described in that note and to other legal matters.

CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $0.6 billion as at October 31, 2023. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC's best estimate of such losses for those cases for which an estimate can be made. CIBC's estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages. The matters underlying the estimated range as at October 31, 2023, consist of the significant legal matters disclosed in Note 22 to the consolidated financial statements. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.

Post-employment and other long-term benefit plan assumptions

We sponsor a number of benefit plans to eligible employees, including registered and supplemental pension plans, and post-retirement medical and dental plans (other post-employment benefit plans). We also continue to sponsor long-term disability medical and dental benefit plans (collectively, other long-term benefit plans). The long-term disability income replacement plan that was previously closed to new claims as of June 2004, was settled effective December 2021.

The calculation of net defined benefit plan expense and obligations depends on various actuarial assumptions such as discount rates, health-care cost trend rates, turnover of employees, projected salary increases, retirement age, and mortality rates. The actuarial assumptions used for determining the net defined benefit plan expense for a fiscal year are set at the beginning of the annual reporting period, are reviewed in accordance with accepted actuarial practice and are approved by management. We applied additional judgment in developing salary-related assumptions for the year ended October 31, 2023 given the impact of inflationary pressures on employee compensation and our public commitments to additional wage increases for certain employees.

The discount rate assumption used in measuring the net defined benefit plan expense and obligations reflects market yields, as of the measurement date, on high-quality debt instruments with a currency and term to maturity that match the currency and expected timing of benefit payments. Our discount rate is estimated by developing a yield curve based on high-quality corporate bonds. While there is a deep market of high-quality corporate bonds denominated in Canadian dollars with short and medium terms to maturity, there is not a deep market in bonds with terms to maturity that match the timing of all the expected benefit payments for all of our Canadian plans. As a result, for our Canadian pension, other post-employment and other long-term benefit plans, we estimate the yields of high-quality corporate bonds with longer-term maturities by extrapolating current yields on bonds with short- and medium-term durations along the yield curve. Judgment is required in constructing the yield curve, and as a result, different methodologies applied in constructing the yield curve can give rise to different discount rates.

For further details of our annual pension and other post-employment expense and obligations, see Note 1 and Note 18 to the consolidated financial statements.

Self-managed loyalty points program

We sponsor certain self-managed credit card loyalty points programs for which we recognize credit card loyalty point liabilities that are subject to periodic remeasurement to reflect the expected cost of redemption as this expectation changes over time. The calculation of the expected cost of redemption requires the use of judgment and depends on various assumptions, including estimation of the cost per point and the long-term redemption rate.

For further details on our self-managed loyalty points programs, see Note 1 to the consolidated financial statements.

Accounting developments
Transition to IFRS 17

IFRS 17 "Insurance Contracts" (IFRS 17), issued in May 2017, replaces IFRS 4 "Insurance Contracts" (IFRS 4). In June 2020, the IASB issued amendments to IFRS 17 partly aimed at helping companies implement the standard. IFRS 17, incorporating the amendments, is effective for annual reporting periods beginning on or after January 1, 2023, which for us will be November 1, 2023. IFRS 17 provides comprehensive guidance on the recognition, measurement, presentation and disclosure of insurance contracts we issue and reinsurance contracts we hold. IFRS 17 requires groups of insurance contracts to be established and measured on the basis of fulfilment cash flows using the measurement models outlined by the standard. Insurance contracts under the General Measurement Model (GMM) are measured based on the present value of fulfilment cash flows, a risk adjustment for non-financial risks, and a contractual service margin (CSM) representing our unearned profits on a portfolio basis, further disaggregated into profitability groups. We expect to apply GMM to our insurance contracts with contract boundaries exceeding a year. Contracts under the Premium Allocation Approach (PAA) are measured on the basis of premiums received and related cash flows. We expect to apply the PAA measurement model to our insurance contracts with contract boundaries shorter than a year. Under both measurement models, the liability for incurred claims is measured on the basis of fulfilment cash flows relating to claims incurred. Key differences between IFRS 4 and IFRS 17 which are applicable to CIBC include the following:

- Under IFRS 4, gains or losses from new business are recognized immediately. Under IFRS 17, gains from new business are deferred and recognized over time as insurance services are provided. If a group of contracts is expected to be onerous at initial recognition or turns onerous subsequently, the losses will be recognized immediately.
- Under IFRS 4, the discount rate used to measure the insurance contract liability is determined on the basis of the assets supporting the insurance liability. Under IFRS 17, the discount rate used to measure the insurance contracts issued and reinsurance held is based upon the characteristics of the insurance contract.

We expect to adopt IFRS 17 retrospectively for the fiscal year beginning November 1, 2023, with a restatement of the 2023 comparative period. The after-tax reduction to retained earnings is expected to be approximately $55 million at the beginning of the comparative year as of November 1, 2022.

The implementation of IFRS 17 is overseen by an Executive Steering Committee. The Executive Steering Committee includes stakeholders from the frontline business and functional groups including Finance, Technology and Risk Management as well as our Appointed Actuary. We have completed our evaluation of changes to our accounting and actuarial policies resulting from the adoption of IFRS 17 and have implemented a technology solution to support the new accounting requirements.

International Tax Reform Pillar Two Model Rules – Amendments to IAS 12

On May 23, 2023, the IASB issued "International Tax Reform – Pillar Two Model Rules", which amended IAS 12 "Income Taxes" (IAS 12), to provide temporary relief from the accounting and disclosure for deferred taxes arising from the implementation of Pillar Two model rules published by the OECD. The Pillar Two model rules provide a general framework for the implementation of a 15% global minimum tax, which is to be applied on a jurisdiction by jurisdiction basis. CIBC has retrospectively adopted this amendment and applied the exception to recognizing and disclosing deferred taxes related to Pillar Two income taxes. Further amendments require certain additional disclosures on Pillar Two income tax exposures as of CIBC's fiscal year beginning November 1, 2023.

Other regulatory developments
Interest rate benchmark reform
Various interest rate and other indices that are deemed to be "benchmarks" (including LIBOR) are the subject of international regulatory guidance and proposals for reform. Regulators in various jurisdictions have pushed for the transition from Interbank Offered Rates (IBORs) to alternative benchmark rates (alternative rates), based upon risk-free rates determined using actual market transactions. Following the previous announcements by various regulators, the publication of LIBOR settings for all sterling, Japanese yen, Swiss franc and euro, as well as 1-week and 2-month USD LIBOR settings was discontinued on December 31, 2021. The publication of remaining USD LIBOR settings was discontinued on June 30, 2023. In December 2021, the Canadian Alternative Reference Rate working group (CARR) recommended to Refinitiv Benchmark Services (UK) Limited (RBSL), the Canadian Dollar Offered Rate (CDOR) administrator, to cease the calculation and publication of CDOR after June 30, 2024 and proposed a two-staged approach to the transition from CDOR to Canadian Overnight Repo Rate Average (CORRA). Following public consultation, on May 16, 2022, RBSL announced that it will permanently cease the publication and calculation of all remaining tenors of CDOR after June 28, 2024. Additionally, in July 2023, CARR announced that no new CDOR or bankers' acceptance (BA) loans are to be originated after November 1, 2023.

In response to the reforms to interest rate benchmarks, CIBC established an Enterprise IBOR Transition Program (Program), to manage and coordinate all aspects of the transition. The Program is supported by a formal governance structure and dedicated working groups that include stakeholders from frontline businesses as well as functional groups such as Treasury, Technology and Operations, Risk Management, Legal, and Finance, to facilitate the transition.

The IASB issued amendments to impacted accounting standards to provide relief to entities impacted by the transition to alternative rates. In September 2019, the IASB issued "Interest Rate Benchmark Reform: Amendments to IFRS 9, IAS 39 and IFRS 7" (the Phase 1 amendments), which allow us to continue hedge accounting by assuming that the interest rate benchmarks which are the basis for the hedged risk, the cash flows of the hedged item or the hedging instrument are not altered as a result of the reform. For the bank's cash flow hedges of forecast transactions that are directly impacted by IBOR reform, for the purpose of assessing whether a forecast transaction is highly probable or expected to occur, these amendments allow us to assume that the benchmark interest rate on which the hedged cash flows are based is not altered as a result of IBOR reform. Phase 1 amendments also provide temporary exceptions to allow hedge accounting to continue if a hedge relationship does not meet certain hedge effectiveness assessment criteria solely as a result of IBOR reform.

In August 2020, the IASB issued "Interest Rate Benchmark Reform: Phase 2 Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16" (the Phase 2 amendments), which address issues once an existing rate is replaced with an alternative rate. The Phase 2 amendments provide temporary relief that allows for hedging relationships to continue upon the replacement of an existing interest rate benchmark with an alternative rate under certain qualifying conditions. These amendments also allow us to redefine the hedged risk to an alternative rate, and to amend the description of the hedged item and the hedging instrument, and the description of how we will assess hedge effectiveness to reflect changes required by the reform without discontinuing the hedge relationship. The Phase 2 amendments also provide temporary relief that allows us to designate an alternative rate as a risk component to hedge provided that we reasonably expect that the alternative rate will become separately identifiable within 24 months of its first designation and also permit modifications of amortized cost financial assets and financial liabilities that are made as a direct consequence of IBOR reform and on an economically equivalent basis to be accounted for by updating the effective interest rate prospectively. The Phase 2 amendments also provide for additional disclosure requirements.

As we elected to continue to apply the hedge accounting requirements of IAS 39 upon the adoption of IFRS 9, only the amendments to the classification and measurement sections of IFRS 9, the hedge accounting sections of IAS 39, IFRS 7, IFRS 4 and IFRS 16 apply to us. CIBC elected to early adopt the Phase 1 and Phase 2 amendments effective November 1, 2019 and November 1, 2020, respectively. As a result, we have provided additional disclosures related to our exposures to significant benchmark rates subject to the reform in Note 1 to our consolidated financial statements.

OSFI Guideline B-13 – Technology and Cyber Risk Management
On July 13, 2022, OSFI issued the final Guideline B-13, which will become effective on January 1, 2024. This guideline is new, sets out OSFI's expectations to support FRFIs in developing greater resilience to technology and cyber risks, taking a risk-based approach that allows FRFIs to take advantage of innovation while maintaining sound technology risk management. The Guideline is organized around three domains, each of which sets out key components for sound risk management: Governance and Risk Management, Technology Operations and Resilience, and Cyber Security. Efforts are underway to ensure compliance with the Guideline.

OSFI Guideline – Assurance on Capital, Leverage and Liquidity Returns
On November 7, 2022, OSFI issued a Guideline on Assurance on Capital, Leverage and Liquidity Returns, which sets out OSFI's three-step approach to enhancing and aligning assurance expectations over regulatory capital, leverage and liquidity returns, including expectations concerning the role of management, Internal Audit and the external auditors. The Guideline is effective in stages over a three year period beginning in fiscal 2023, including the requirement for an external audit opinion on the numerator and denominator of key regulatory ratios in fiscal 2025.

OSFI Guideline B-10 – Third-Party Risk Management
On April 24, 2023, OSFI published the final Guideline B-10, which sets out associated risk management expectations for FRFIs and will become effective on May 1, 2024. The Guideline emphasizes governance and risk management programs associated with effective third-party risk management. Key changes include an expanded scope from outsourcing arrangements to third-party arrangements and a widened risk lens, including subcontracting, concentration, technology and cyber risks. FRFIs are expected to apply this Guideline in a manner that is proportionate to both the risk and criticality of each third-party arrangement, and the size, nature, scope, complexity of operations and risk profile of the FRFI. A detailed readiness assessment is in progress and activities are underway to ensure compliance with requirements by May 1, 2024.

OSFI Guideline B-15 – Climate Risk Management
On March 7, 2023, OSFI published the final Guideline B-15, which sets out OSFI's expectations for the management of climate-related risks, and will become effective for D-SIBs for the fiscal periods ending on or after October 1, 2024. For additional information, see the "Top and emerging risks – Climate risk" section.

Federal Deposit Insurance Corporation (FDIC) Special Assessment

On November 16, 2023, the FDIC Board of Directors approved the final ruling to implement a special assessment on certain insured U.S. depository institutions to recover the cost associated with protecting uninsured depositors following the closures of Silicon Valley Bank and Signature Bank. The FDIC will impose the special assessment at an annual rate of approximately 13.4 basis points of an insured depository institution's (IDI's) estimated uninsured deposits as of December 31, 2022, adjusted to exclude the first US$5 billion applicable to IDI for an anticipated total of eight quarterly assessment periods. The special assessment will be collected beginning with the first quarterly assessment period of 2024 (i.e., January 1 through March 31, 2024, with an invoice payment date of June 28, 2024). Our U.S. depository institution, CIBC Bank USA, will be subject to this special assessment. The impact of this special assessment for CIBC is estimated to be approximately US$67 million, which will be recognized in the first quarter of 2024.

Related-party transactions

We have various processes in place to ensure that the relevant related-party information is identified and reported to the CGC of the Board on a quarterly basis, as required by the *Bank Act* (Canada). The CGC has the responsibility for reviewing our policies and practices in identifying transactions with our related parties that may materially affect us, and reviewing the associated procedures for promoting compliance with the *Bank Act* (Canada).

In the ordinary course of business, we provide banking services and enter into transactions with related parties on terms similar to those offered to unrelated parties. Related parties include key management personnel[1], their close family members, and entities that they or their close family members control or jointly control. Related parties also include associates and joint ventures accounted for under the equity method, and post-employment benefit plans for CIBC employees. Loans to these related parties are made in the ordinary course of business and on substantially the same terms as for comparable transactions with unrelated parties. We offer a subsidy on annual fees and preferential interest rates on credit card balances to senior officers which is the same offer extended to all employees of CIBC. In addition, CIBC offers deferred share and other plans to non-employee directors, executives, and certain other key employees. Details of our compensation of key management personnel[1] and our investments in equity-accounted associates and joint ventures are disclosed in Notes 17, 18, 24 and 25 to the consolidated financial statements.

(1) Key management personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of CIBC directly or indirectly and comprise the members of the Board (referred to as directors), ExCo and certain named officers per the Bank Act (Canada) (collectively referred to as senior officers). Board members who are also ExCo members are included as senior officers.

Policy on the Scope of Services of the Shareholders' Auditor

The "Policy on the Scope of Services of the Shareholders' Auditor" sets out the parameters for the engagement of the shareholders' auditor by CIBC that are consistent with applicable law, including the U.S. Sarbanes-Oxley Act of 2002 and SEC rules. The policy requires the Audit Committee's pre-approval of all work performed by the shareholders' auditor and prohibits CIBC from engaging the shareholders' auditor for "prohibited" services. The Audit Committee is accountable for the oversight of the work of the shareholders' auditor and for an annual assessment of the engagement team's qualifications, performance and independence, including lead audit partner rotation. The Audit Committee is also responsible for conducting a periodic comprehensive review of the external auditor at least every five years. The Audit Committee's oversight activities over the shareholders' auditor are disclosed in our Management Proxy Circular.

Controls and procedures

Disclosure controls and procedures

CIBC's disclosure controls and procedures are designed to provide reasonable assurance that relevant information is accumulated and communicated to CIBC's management, including the President and CEO and the Chief Financial Officer (CFO), to allow timely decisions regarding required disclosure.

CIBC's management, with the participation of the President and CEO and the CFO, has evaluated the effectiveness of CIBC's disclosure controls and procedures as at October 31, 2023 (as defined in the rules of the SEC and the CSA). Based on that evaluation, the President and CEO and the CFO have concluded that such disclosure controls and procedures were effective.

Management's annual report on internal control over financial reporting

CIBC's management is responsible for establishing and maintaining adequate internal control over financial reporting for CIBC.

Internal control over financial reporting is a process designed by, or under the supervision of, the President and CEO and the CFO and effected by the Board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. CIBC's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of CIBC; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that receipts and expenditures of CIBC are being made only in accordance with authorizations of CIBC's management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of CIBC's assets that could have a material effect on the consolidated financial statements.

All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements on a timely basis. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

CIBC's management has used the Internal Control – Integrated Framework that was published in 2013 by the COSO as the basis to evaluate the effectiveness of CIBC's internal control over financial reporting.

As at October 31, 2023, management assessed the effectiveness of CIBC's internal control over financial reporting and concluded that such internal control was effective.

Ernst & Young LLP, the shareholders' auditor, has audited the consolidated financial statements of CIBC for the year ended October 31, 2023, and has also issued a report on internal control over financial reporting under standards of the Public Company Accounting Oversight Board (United States).

Changes in internal control over financial reporting

There have been no changes in CIBC's internal control over financial reporting during the year ended October 31, 2023, that have materially affected, or are reasonably likely to materially affect, its internal control.

Supplementary annual financial information

Average balance sheet, net interest income and margin

$ millions, for the year ended October 31		Average balance [1]			Interest			Average rate		
		2023	2022	2021	**2023**	2022	2021	**2023**	2022	2021
Domestic assets [2]										
Cash and deposits with banks		$ **23,261** $	24,833 $	37,527 $	**1,265** $	384 $	95	**5.44** %	1.55 %	0.25 %
Securities		**99,012**	88,483	82,262	**4,629**	2,072	1,567	**4.68**	2.34	1.90
Securities borrowed or purchased under resale agreements		**30,377**	29,606	27,203	**1,646**	509	154	**5.42**	1.72	0.57
Loans	Residential mortgages	**265,871**	256,600	230,606	**11,236**	6,722	5,141	**4.23**	2.62	2.23
	Personal	**43,029**	41,687	39,939	**3,382**	2,075	1,624	**7.86**	4.98	4.07
	Credit card	**16,335**	13,236	10,171	**2,080**	1,687	1,338	**12.73**	12.75	13.16
	Business and government	**97,113**	86,543	70,755	**5,888**	2,795	1,712	**6.06**	3.23	2.42
Total loans		**422,348**	398,066	351,471	**22,586**	13,279	9,815	**5.35**	3.34	2.79
Other interest-bearing assets		**5,556**	9,488	8,901	**254**	123	45	**4.57**	1.30	0.51
Derivative instruments		**15,569**	15,426	11,382	**–**	–	–	**–**	–	–
Customers' liability under acceptances		**11,497**	11,909	10,613	**–**	–	–	**–**	–	–
Other non-interest-bearing assets		**23,779**	25,385	21,371	**–**	–	–	**–**	–	–
Total domestic assets		**631,399**	603,196	550,730	**30,380**	16,367	11,676	**4.81**	2.71	2.12
Foreign assets [2]										
Cash and deposits with banks		**36,817**	34,703	30,270	**1,612**	324	36	**4.38**	0.93	0.12
Securities		**97,449**	88,234	72,870	**2,712**	1,350	574	**2.78**	1.53	0.79
Securities borrowed or purchased under resale agreements		**53,527**	49,196	51,157	**2,920**	666	165	**5.46**	1.35	0.32
Loans	Residential mortgages	**5,294**	4,941	4,501	**251**	187	157	**4.74**	3.78	3.49
	Personal	**1,335**	1,347	1,192	**65**	65	55	**4.87**	4.83	4.61
	Credit card	**143**	133	129	**30**	28	28	**20.98**	21.05	21.71
	Business and government	**94,599**	84,337	66,677	**6,894**	3,103	1,995	**7.29**	3.68	2.99
Total loans		**101,371**	90,758	72,499	**7,240**	3,383	2,235	**7.14**	3.73	3.08
Other interest-bearing assets		**2,480**	2,522	923	**155**	89	55	**6.25**	3.53	5.96
Derivative instruments		**16,866**	24,127	24,186	**–**	–	–	**–**	–	–
Customers' liability under acceptances		**–**	–	1	**–**	–	–	**–**	–	–
Other non-interest-bearing assets		**8,212**	7,477	6,985	**–**	–	–	**–**	–	–
Total foreign assets		**316,722**	297,017	258,891	**14,639**	5,812	3,065	**4.62**	1.96	1.18
Total assets		$ **948,121** $	900,213 $	809,621 $	**45,019** $	22,179 $	14,741	**4.75** %	2.46 %	1.82 %
Domestic liabilities [2]										
Deposits	Personal	$ **214,833** $	204,075 $	189,599 $	**4,474** $	1,535 $	734	**2.08** %	0.75 %	0.39 %
	Business and government	**232,733**	224,303	198,978	**11,395**	3,662	1,170	**4.90**	1.63	0.59
	Bank	**1,219**	1,513	2,220	**35**	9	3	**2.87**	0.59	0.14
	Secured borrowings	**44,538**	43,892	37,893	**2,324**	862	378	**5.22**	1.96	1.00
Total deposits		**493,323**	473,783	428,690	**18,228**	6,068	2,285	**3.69**	1.28	0.53
Derivative instruments		**19,507**	15,581	10,621	**–**	–	–	**–**	–	–
Acceptances		**11,497**	11,910	10,614	**–**	–	–	**–**	–	–
Obligations related to securities sold short		**15,236**	18,496	19,018	**334**	333	229	**2.19**	1.80	1.20
Obligations related to securities lent or sold under repurchase agreements		**22,139**	18,594	26,349	**1,181**	301	151	**5.33**	1.62	0.57
Other liabilities		**19,159**	23,979	20,432	**292**	86	36	**1.52**	0.36	0.18
Subordinated indebtedness		**6,470**	5,901	5,340	**453**	200	120	**7.00**	3.39	2.25
Total domestic liabilities		**587,331**	568,244	521,064	**20,488**	6,988	2,821	**3.49**	1.23	0.54
Foreign liabilities [2]										
Deposits	Personal	**19,891**	18,689	16,795	**419**	108	62	**2.11**	0.58	0.37
	Business and government	**172,446**	157,085	134,038	**6,871**	1,535	268	**3.98**	0.98	0.20
	Bank	**23,110**	20,842	16,848	**932**	121	20	**4.03**	0.58	0.12
	Secured borrowings	**4,172**	3,290	1,883	**183**	55	16	**4.39**	1.67	0.85
Total deposits		**219,619**	199,906	169,564	**8,405**	1,819	366	**3.83**	0.91	0.22
Derivative instruments		**21,133**	24,369	22,571	**–**	–	–	**–**	–	–
Acceptances		**–**	–	1	**–**	–	–	**–**	–	–
Obligations related to securities sold short		**2,524**	2,789	1,050	**74**	47	7	**2.93**	1.69	0.67
Obligations related to securities lent or sold under repurchase agreements		**62,000**	53,750	50,142	**3,102**	642	57	**5.00**	1.19	0.11
Other liabilities		**4,146**	3,013	2,395	**120**	39	29	**2.89**	1.29	1.21
Subordinated indebtedness		**100**	97	96	**5**	3	2	**5.00**	3.09	2.08
Total foreign liabilities		**309,522**	283,924	245,819	**11,706**	2,550	461	**3.78**	0.90	0.19
Total liabilities		**896,853**	852,168	766,883	**32,194**	9,538	3,282	**3.59**	1.12	0.43
Shareholders' equity		**51,055**	47,851	42,563	**–**	–	–	**–**	–	–
Non-controlling interests		**213**	194	175	**–**	–	–	**–**	–	–
Total liabilities and equity		$ **948,121** $	900,213 $	809,621 $	**32,194** $	9,538 $	3,282	**3.40** %	1.06 %	0.41 %
Net interest income and net interest margin [3]					$ **12,825** $	12,641 $	11,459	**1.35** %	1.40 %	1.42 %
Additional disclosures: Non-interest-bearing deposit liabilities										
Domestic		$ **83,530** $	92,579 $	76,224						
Foreign		**22,990**	25,950	22,396						

(1) Average balances are calculated as a weighted average of daily closing balances.
(2) Classification as domestic or foreign is based on domicile of debtor or customer.
(3) Net interest income as a percentage of average assets.

Volume/rate analysis of changes in net interest income

$ millions	2023/2022			2022/2021		
	Increase (decrease) due to change in:			Increase (decrease) due to change in:		
	Average balance	Average rate	Total	Average balance	Average rate	Total
Domestic assets [1]						
Cash and deposits with banks	$ (24)	$ 905	$ 881	$ (32)	$ 321	$ 289
Securities	247	2,310	2,557	119	386	505
Securities borrowed or purchased under resale agreements	13	1,124	1,137	14	341	355
Loans Residential mortgages	243	4,271	4,514	579	1,002	1,581
Personal	67	1,240	1,307	71	380	451
Credit card	395	(2)	393	403	(54)	349
Business and government	341	2,752	3,093	382	701	1,083
Total loans	1,046	8,261	9,307	1,435	2,029	3,464
Other interest-bearing assets	(51)	182	131	3	75	78
Change in domestic interest income	1,231	12,782	14,013	1,539	3,152	4,691
Foreign assets [1]						
Cash and deposits with banks	20	1,268	1,288	5	283	288
Securities	141	1,221	1,362	121	655	776
Securities borrowed or purchased under resale agreements	59	2,195	2,254	(6)	507	501
Loans Residential mortgages	13	51	64	15	15	30
Personal	(1)	1	–	7	3	10
Credit card	2	–	2	1	(1)	–
Business and government	378	3,413	3,791	528	580	1,108
Total loans	392	3,465	3,857	551	597	1,148
Other interest-bearing assets	(1)	67	66	95	(61)	34
Change in foreign interest income	611	8,216	8,827	766	1,981	2,747
Total change in interest income	$ 1,842	$ 20,998	$ 22,840	$ 2,305	$ 5,133	$ 7,438
Domestic liabilities [1]						
Deposits Personal	$ 81	$ 2,858	$ 2,939	$ 56	$ 745	$ 801
Business and government	138	7,595	7,733	149	2,343	2,492
Bank	(2)	28	26	(1)	7	6
Secured borrowings	13	1,449	1,462	60	424	484
Total deposits	230	11,930	12,160	264	3,519	3,783
Obligations related to securities sold short	(59)	60	1	(6)	110	104
Obligations related to securities lent or sold under repurchase agreements	57	823	880	(44)	194	150
Other liabilities	(17)	223	206	6	44	50
Subordinated indebtedness	19	234	253	13	67	80
Change in domestic interest expense	230	13,270	13,500	233	3,934	4,167
Foreign liabilities [1]						
Deposits Personal	7	304	311	7	39	46
Business and government	150	5,186	5,336	46	1,221	1,267
Bank	13	798	811	5	96	101
Secured borrowings	15	113	128	12	27	39
Total deposits	185	6,401	6,586	70	1,383	1,453
Obligations related to securities sold short	(4)	31	27	12	28	40
Obligations related to securities lent or sold under repurchase agreements	99	2,361	2,460	4	581	585
Other liabilities	15	66	81	7	3	10
Subordinated indebtedness	–	2	2	–	1	1
Change in foreign interest expense	295	8,861	9,156	93	1,996	2,089
Total change in interest expense	$ 525	$ 22,131	$ 22,656	$ 326	$ 5,930	$ 6,256
Change in total net interest income	$ 1,317	$ (1,133)	$ 184	$ 1,979	$ (797)	$ 1,182

(1)   Classification as domestic or foreign is based on domicile of debtor or customer.

Analysis of net loans and acceptances

$ millions, as at October 31	Canada [1] 2023	2022	U.S. [1] 2023	2022	Other [1] 2023	2022	Total 2023	2022
Residential mortgages	$ 268,250	$ 264,089	$ 2,641	$ 2,439	$ 2,897	$ 2,885	$ 273,788	$ 269,413
Personal	43,298	43,210	528	626	744	691	44,570	44,527
Credit card	17,673	15,523	27	26	153	146	17,853	15,695
Total net consumer loans	329,221	322,822	3,196	3,091	3,794	3,722	336,211	329,635
Non-residential mortgages	4,998	5,827	—	–	219	250	5,217	6,077
Financial institutions	14,661	13,593	20,852	20,045	4,310	6,805	39,823	40,443
Retail and wholesale	8,688	9,304	3,044	3,156	804	650	12,536	13,110
Business services	8,924	9,932	5,418	6,188	2,157	2,077	16,499	18,197
Manufacturing – capital goods	2,430	3,012	2,618	2,746	39	39	5,087	5,797
Manufacturing – consumer goods	5,177	5,014	1,730	1,610	177	133	7,084	6,757
Real estate and construction	32,397	29,486	23,468	22,705	1,270	1,218	57,135	53,409
Agriculture	8,034	7,901	367	242	19	32	8,420	8,175
Oil and gas	2,502	2,391	1,380	1,214	57	55	3,939	3,660
Mining	1,128	993	204	167	727	554	2,059	1,714
Forest products	423	442	126	111	—	–	549	553
Hardware and software	980	940	3,304	3,056	475	412	4,759	4,408
Telecommunications and cable	1,826	1,066	1,108	1,348	377	141	3,311	2,555
Publishing, printing, and broadcasting	188	211	268	259	50	85	506	555
Transportation	2,694	2,673	2,521	2,176	2,324	2,406	7,539	7,255
Utilities	7,301	5,583	5,090	3,870	4,943	4,159	17,334	13,612
Education, health and social services	3,979	3,828	4,995	4,932	27	48	9,001	8,808
Governments	2,038	2,074	251	302	1,932	2,304	4,221	4,680
Others	—	–	—	–	—	–	—	–
Stage 1 and 2 allowance for credit losses [2][3]	(280)	(260)	(717)	(370)	(80)	(113)	(1,077)	(743)
Total net business and government loans, including acceptances	108,088	104,010	76,027	73,757	19,827	21,255	203,942	199,022
Total net loans and acceptances	$ 437,309	$ 426,832	$ 79,223	$ 76,848	$ 23,621	$ 24,977	$ 540,153	$ 528,657

(1) Classification by country is primarily based on domicile of debtor or customer.
(2) Stage 3 allowance for credit losses is allocated to business and government loans, including acceptances, by category above.
(3) Includes the allocation of Stage 1 and 2 allowance based on the geographic location where they are recorded.

Summary of allowance for credit losses

$ millions, as at or for the year ended October 31	2023	2022
Balance at beginning of year	$ 3,276	$ 2,970
Provision for credit losses	2,010	1,057
Write-offs		
Residential mortgages	33	47
Personal	428	274
Credit card	572	397
Business and government	316	312
Total write-offs	1,349	1,030
Recoveries		
Residential mortgages	5	2
Personal	65	69
Credit card	120	114
Business and government	23	33
Total recoveries	213	218
Net write-offs	1,136	812
Interest income on impaired loans	(69)	(35)
Foreign exchange and other	36	96
Balance at end of year	$ 4,117	$ 3,276
Comprises:		
Loans	$ 3,902	$ 3,073
Undrawn credit facilities and other off-balance sheet exposures	215	203
Ratio of net write-offs during the year to average loans outstanding during the year		
Residential mortgages	0.01 %	0.02 %
Personal	0.82	0.48
Credit card	2.74	2.12
Business and government	0.15	0.16

Net loans and acceptances by geographic location[1]

$ millions, as at October 31	2023	2022
Canada		
Atlantic provinces	$ 16,829	$ 16,108
Quebec	44,488	41,703
Ontario	237,333	229,250
Prairie provinces	16,412	16,580
Alberta, Northwest Territories and Nunavut	49,529	49,666
British Columbia and Yukon	74,681	75,385
Stage 1 and 2 allowance allocated to Canada [2][3]	(1,963)	(1,860)
Total Canada	437,309	426,832
U.S. [2][3]	79,223	76,848
Other countries [2][3]	23,621	24,977
Total net loans and acceptances	$ 540,153	$ 528,657

(1) Classification by country is primarily based on domicile of debtor or customer.
(2) Includes the allocation of Stage 1 and 2 allowance based on the geographic location where they are recorded.
(3) For Canada, Stage 3 allowance for credit losses is allocated to provinces above, including acceptances. For U.S. and Other countries, amounts are net of Stage 3 allowances for credit losses.

Loans interest rate sensitivity

$ millions, as at October 31				2023				2022
	Floating	Fixed rate [1]	Non-rate sensitive	Total	Floating	Fixed rate [1]	Non-rate sensitive	Total
Loans								
Residential mortgages	$ 90,003	$ 184,241	$ —	$ 274,244	$ 104,379	$ 165,327	$ —	$ 269,706
Personal	36,623	8,964	—	45,587	37,023	8,406	—	45,429
Credit card	—	—	18,538	18,538	—	—	16,479	16,479
Business and government	139,399	55,222	249	194,870	137,478	50,842	222	188,542
Gross loans	266,025	248,427	18,787	533,239	278,880	224,575	16,701	520,156
Allowance for credit losses				(3,902)				(3,073)
				$ 529,337				$ 517,083

(1) Bankers' acceptances funded by CIBC are included as part of fixed rate loans.

Net impaired loans

$ millions, as at October 31	Canada [1] 2023	2022	U.S. [1] 2023	2022	Other [1] 2023	2022	Total 2023	2022
Gross impaired loans								
Residential mortgages	$ 564	$ 355	$ 21	$ 19	$ 202	$ 222	$ 787	$ 596
Personal	200	155	12	18	35	54	247	227
Total gross impaired consumer loans	764	510	33	37	237	276	1,034	823
Non-residential mortgages	3	1	–	–	21	23	24	24
Financial institutions	13	11	78	30	–	–	91	41
Retail, wholesale and business services	281	187	99	55	61	51	441	293
Manufacturing – consumer and capital goods	23	26	54	67	3	3	80	96
Real estate and construction	60	63	1,004	131	32	41	1,096	235
Agriculture	29	11	–	–	–	–	29	11
Resource-based industries	12	12	–	23	–	–	12	35
Telecommunications, media and technology	7	6	35	15	–	–	42	21
Transportation	6	4	14	–	1	1	21	5
Utilities	–	28	–	–	–	–	–	28
Other	120	129	–	2	–	–	120	131
Total gross impaired – business and government loans	554	478	1,284	323	118	119	1,956	920
Total gross impaired loans	1,318	988	1,317	360	355	395	2,990	1,743
Other past due loans [2]	123	122	–	–	3	3	126	125
Total gross impaired and other past due loans	1,441	1,110	1,317	360	358	398	3,116	1,868
Allowance for credit losses								
Residential mortgages	112	48	4	5	108	114	224	167
Personal	148	101	8	6	25	39	181	146
Total allowance – consumer loans	260	149	12	11	133	153	405	313
Non-residential mortgages	–	–	–	–	6	8	6	8
Financial institutions	5	1	14	–	–	–	19	1
Retail, wholesale and business services	225	161	4	17	36	34	265	212
Manufacturing – consumer and capital goods	12	9	–	–	1	1	13	10
Real estate and construction	10	10	243	8	13	18	266	36
Agriculture	12	7	–	–	–	–	12	7
Resource-based industries	10	9	–	10	–	–	10	19
Telecommunications, media and technology	4	4	8	3	–	–	12	7
Transportation	2	2	1	–	–	1	3	3
Utilities	–	9	–	–	–	–	–	9
Other	61	39	–	–	–	–	61	39
Total allowance – business and government loans	341	251	270	38	56	62	667	351
Total allowance	601	400	282	49	189	215	1,072	664
Net impaired loans								
Residential mortgages	452	307	17	14	94	108	563	429
Personal	52	54	4	12	10	15	66	81
Total net impaired consumer loans	504	361	21	26	104	123	629	510
Non-residential mortgages	3	1	–	–	15	15	18	16
Financial institutions	8	10	64	30	–	–	72	40
Retail, wholesale and business services	56	26	95	38	25	17	176	81
Manufacturing – consumer and capital goods	11	17	54	67	2	2	67	86
Real estate and construction	50	53	761	123	19	23	830	199
Agriculture	17	4	–	–	–	–	17	4
Resource-based industries	2	3	–	13	–	–	2	16
Telecommunications, media and technology	3	2	27	12	–	–	30	14
Transportation	4	2	13	–	1	–	18	2
Utilities	–	19	–	–	–	–	–	19
Other	59	90	–	2	–	–	59	92
Total net impaired – business and government loans	213	227	1,014	285	62	57	1,289	569
Total net impaired loans	$ 717	$ 588	$ 1,035	$ 311	$ 166	$ 180	$ 1,918	$ 1,079

(1) Classification by country is primarily based on domicile of debtor or customer.
(2) Represents loans where repayment of principal or payment of interest is contractually in arrears between 90 and 180 days.

Deposits

$ millions, for the year ended October 31	Average balance [1] 2023	2022	Interest 2023	2022	Rate 2023	2022
Deposits in domestic bank offices [2]						
Payable on demand						
Personal	$ 11,877	$ 14,123	$ 8	$ 5	0.07 %	0.04 %
Business and government	74,673	77,567	2,401	731	3.22	0.94
Bank	12,616	11,076	431	2	3.42	0.02
Payable after notice						
Personal	120,410	135,937	1,136	490	0.94	0.36
Business and government	71,829	68,671	3,436	1,115	4.78	1.62
Bank	86	129	4	2	4.65	1.55
Payable on a fixed date						
Personal	88,133	58,700	3,476	1,075	3.94	1.83
Business and government	137,225	116,811	7,663	2,190	5.58	1.87
Bank	1,725	2,362	74	20	4.29	0.85
Secured borrowings	44,538	43,892	2,324	862	5.22	1.96
Total domestic	563,112	529,268	20,953	6,492	3.72	1.23
Deposits in foreign bank offices						
Payable on demand						
Personal	2,489	2,650	3	2	0.12	0.08
Business and government	29,060	28,621	419	69	1.44	0.24
Bank	11	14	1	1	4.29	4.29
Payable after notice						
Personal	9,300	9,333	207	57	2.23	0.61
Business and government	20,418	18,834	799	153	3.91	0.81
Payable on a fixed date						
Personal	2,515	2,021	63	14	2.50	0.69
Business and government	71,974	70,884	3,548	939	4.93	1.32
Bank	9,891	8,774	457	105	4.62	1.20
Secured borrowings	4,172	3,290	183	55	4.39	1.67
Total foreign	149,830	144,421	5,680	1,395	3.79	0.97
Total deposits	$ 712,942	$ 673,689	$ 26,633	$ 7,887	3.74 %	1.17 %

(1) Average balances are calculated as a weighted average of daily closing balances.
(2) Deposits by foreign depositors in our domestic bank offices amounted to $70.1 billion (2022: $55.8 billion).

Fees paid to the shareholders' auditor

$ millions, for the year ended October 31	2023	2022
Audit fees [1]	$ 27.3	$ 24.6
Audit-related fees [2]	3.6	2.2
Tax fees [3]	2.2	1.9
All other fees [4]	0.3	–
Total	$ 33.4	$ 28.7

(1) For the audit of CIBC's annual financial statements and the audit of certain of our subsidiaries, as well as other services normally provided by the principal auditor in connection with CIBC's statutory and regulatory filings. Audit fees also include the audit of internal control over financial reporting under the standards of the Public Company Accounting Oversight Board (United States).
(2) For the assurance and related services that are reasonably related to the performance of the audit or review of CIBC's consolidated financial statements, including accounting consultation, various agreed upon procedures and translation of financial reports.
(3) For tax compliance and advisory services.
(4) Includes fees for non-audit services.

Glossary

Allowance for credit losses
Under International Financial Reporting Standard (IFRS) 9, allowance for credit losses represents 12 months of expected credit losses (ECL) for instruments that have not been subject to a significant increase in credit risk since initial recognition, while allowance for credit losses represents lifetime ECL for instruments that have been subject to a significant increase in credit risk, including impaired instruments. ECL allowances for loans and acceptances are included in Allowance for credit losses on the consolidated balance sheet. ECL allowances for fair value through other comprehensive income (FVOCI) debt securities are included as a component of the carrying value of the securities, which are measured at fair value. ECL allowances for other financial assets are included in the carrying value of the instrument. ECL allowances for guarantees and loan commitments are included in Other liabilities.

Allowance for credit losses are adjusted for provisions for (reversals of) credit losses and are reduced by write-offs, net of recoveries.

Amortized cost
The amount at which a financial asset or financial liability is measured at initial recognition minus repayments, plus or minus any unamortized origination date premiums or discounts, plus or minus any basis adjustments resulting from a fair value hedge, and minus any reduction for impairment (directly or through the use of an allowance account). The amount of a financial asset or liability measured at initial recognition is the cost of the financial asset or liability including capitalized transaction costs and deferred fees.

Assets under administration (AUA)
Assets administered by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. The services provided by CIBC are of an administrative nature, such as safekeeping of securities, client reporting and record keeping, collection of investment income, and the settlement of purchase and sale transactions. In addition, assets under management (AUM) amounts are included in the amounts reported under AUA.

Assets under management (AUM)
Assets managed by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. The service provided in respect of these assets is discretionary portfolio management on behalf of the clients.

Average interest-earning assets
Average interest-earning assets include interest-bearing deposits with banks, interest-bearing demand deposits with the Bank of Canada, securities, cash collateral on securities borrowed or securities purchased under resale agreements, loans net of allowance for credit losses, and certain sublease-related assets. Average balances are calculated as a weighted average of daily closing balances.

Average trading interest-earning assets
Average trading interest-earning assets are average interest-earning assets related to trading activities that meet the risk definition of trading for regulatory capital and trading market risk management purposes. Starting in the first quarter of 2023, trading activities also include certain fixed income financing activities. The risk definition of trading for regulatory capital and trading market risk management is based on OSFI-defined trading book criteria set out in OSFI's CAR Guideline.

Basis point
One-hundredth of a percentage point (0.01%).

Collateral
Assets pledged to secure loans or other obligations, which are forfeited if the obligations are not repaid.

Collateralized debt obligation (CDO)
Securitization of any combination of corporate debt, asset-backed securities (ABS), mortgage-backed securities or tranches of other CDOs to form a pool of diverse assets that are tranched into securities that offer varying degrees of risk and return to meet investor demand.

Collateralized loan obligation (CLO)
Securitizations of diversified portfolios of corporate debt obligations and/or ABS that are tranched into securities that offer varying degrees of risk and return to meet investor demand.

Common shareholders' equity
Common shareholders' equity includes common shares, contributed surplus, retained earnings and accumulated other comprehensive income (AOCI).

Credit derivatives
A category of financial instruments that allow one party (the beneficiary) to separate and transfer the credit risk of nonpayment or partial payment of an underlying financial instrument to another party (the guarantor).

Credit valuation adjustment (CVA)
A valuation adjustment that is required to be considered in measuring fair value of over-the-counter (OTC) derivatives to recognize the risk that any given derivative counterparty may not ultimately be able to fulfill its obligations. In assessing the net counterparty credit risk (CCR) exposure, we take into account credit mitigants such as collateral, master netting arrangements, and settlements through clearing houses.

Current replacement cost
The estimated cost of replacing an asset at the present time according to its current worth.

Derivatives
A financial contract that derives its value from the performance of an underlying instrument, index or financial rate.

Dividend payout ratio

Common share dividends paid as a percentage of net income after preferred share dividends, premium on preferred share redemptions, and distributions on other equity instruments.

Dividend yield

Dividends per common share divided by the closing common share price.

Effective interest rate method

A method of calculating the amortized cost of a financial asset or financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability.

Efficiency ratio

Non-interest expenses as a percentage of total revenue (net interest income and non-interest income).

Exchange-traded derivative contracts

Standardized derivative contracts (e.g., futures contracts and options) that are transacted on an organized exchange and cleared through a central clearing house, and are generally subject to standard margin requirements.

Fair value

The price that would be received to sell an asset, or paid to transfer a liability, between market participants in an orderly transaction in the principal market at the measurement date under current market conditions.

Forward contracts

A non-standardized contract to buy or sell a specified asset at a specified price and specified date in the future.

Forward rate agreement

An OTC forward contract that determines an interest rate to be paid or received commencing on a specified date in the future for a specified period.

Full-time equivalent employees

A measure that normalizes the number of full-time and part-time employees, base salary plus commissioned employees, and 100% commissioned employees into equivalent full-time units based on actual hours of paid work during a given period, for individuals whose compensation is included in the Employee compensation and benefits line on the consolidated statement of income.

Futures

A standardized contract to buy or sell a specified commodity, currency or financial instrument of standardized quantity and quality at a specific price and date in the future. Futures contracts are traded on an exchange.

Guarantees and standby letters of credit

Primarily represent CIBC's obligation, subject to certain conditions, to make payments to third parties on behalf of clients, if these clients cannot make those payments, or are unable to meet other specified contractual obligations.

Hedge

A transaction intended to offset potential losses/gains that may be incurred in a transaction or portfolio.

Loan loss ratio

The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses.

Mark-to-market

The fair value (as defined above) at which an asset can be sold or a liability can be transferred.

Net interest income

The difference between interest earned on assets (such as loans and securities) and interest incurred on liabilities (such as deposits and subordinated indebtedness).

Net interest margin

Net interest income as a percentage of average assets.

Net interest margin on average interest-earning assets

Net interest income as a percentage of average interest-earning assets.

Net interest margin on average interest-earning assets (excluding trading)

Net interest margin on average interest-earning assets (excluding trading) is computed using total net interest income minus trading net interest income, excluding the taxable equivalent basis (TEB) adjustment included therein, divided by total average interest-earning assets excluding average trading interest-earning assets.

Normal course issuer bid (NCIB)

Involves a listed company buying its own shares for cancellation through a stock exchange or other published market, from time to time, and is subject to the various rules of the exchanges and securities commissions.

Notional amount

Principal amount or face amount of a financial contract used for the calculation of payments made on that contract.

Off-balance sheet financial instruments

A financial contract that is based mainly on a notional amount and represents a contingent asset or liability of an institution. Such instruments include credit-related arrangements.

Office of the Superintendent of Financial Institutions (OSFI)

OSFI supervises and regulates all banks, all federally incorporated or registered trust and loan companies, insurance companies, cooperative credit associations, fraternal benefit societies, and federal pension plans in Canada.

Operating leverage

Operating leverage is the difference between the year-over-year percentage change in revenue and year-over-year percentage change in non-interest expenses.

Options

A financial contract under which the writer (seller) confers the right, but not the obligation, to the purchaser to either buy (call option) or sell (put option) a specified amount of an underlying asset or instrument at a specified price either at or by a specified date.

Provision for (reversal of) credit losses

An amount charged or credited to income to adjust the allowance for credit losses to the appropriate level, for both performing and impaired financial assets. Provision for (reversal of) credit losses for loans and acceptances and related off-balance sheet loan commitments is included in the Provision for (reversal of) credit losses line on the consolidated statement of income. Provision for (reversal of) credit losses for debt securities measured at FVOCI or amortized cost is included in Gains (losses) from debt securities measured at FVOCI and amortized cost, net.

Return on average assets or average interest-earning assets

Net income expressed as a percentage of average assets or average interest-earning assets.

Return on common shareholders' equity

Net income attributable to equity shareholders expressed as a percentage of average common shareholders' equity.

Securities borrowed

Securities are typically borrowed to cover short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral may be cash or a highly rated security.

Securities lent

Securities are typically lent to a borrower to cover their short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral provided may be cash or a highly rated security.

Securities purchased under resale agreements

A transaction where a security is purchased by the buyer and, at the same time, the buyer commits to resell the security to the original seller at a specific price and date in the future.

Securities sold short

A transaction in which the seller sells securities that it does not own. Initially the seller typically borrows the securities in order to deliver them to the purchaser. At a later date, the seller buys identical securities in the market to replace the borrowed securities.

Securities sold under repurchase agreements

A transaction where a security is sold by the seller and, at the same time, the seller commits to repurchase the security from the original purchaser at a specific price and date in the future.

Structured entities (SEs)

Entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.

Swap contracts

A financial contract in which counterparties exchange a series of cash flows based on a specified notional amount over a specified period.

Taxable equivalent basis (TEB)

The gross-up of tax-exempt revenue on certain securities to a TEB. There is an equivalent offsetting adjustment to the income tax expense.

Total shareholder return (TSR)

The total return earned on an investment in CIBC's common shares. The return measures the change in shareholder value, assuming dividends paid are reinvested in additional shares.

Trading net interest income

Trading net interest income is net interest income related to trading activities that meet the risk definition of trading for regulatory capital and trading market risk management purposes, which includes a TEB adjustment. Starting in the first quarter of 2023, trading activities also include certain fixed income financing activities. The risk definition of trading for regulatory capital and trading market risk management is based on OSFI-defined trading book criteria set out in OSFI's CAR Guideline.

Risk and capital glossary

Advanced internal ratings-based (AIRB) approach for credit risk
Version of the internal ratings-based (IRB) approach to credit risk where institutions provide their own estimates of probability of default (PD), loss given default (LGD) and exposure at default (EAD), and their own calculation of effective maturity, subject to meeting minimum standards. Effective in the second quarter of 2023, AIRB is no longer permitted for some exposure categories.

Asset/liability management (ALM)
The practice of managing risks that arise from mismatches between the assets and liabilities, mainly in the non-trading areas of the bank. Techniques are used to manage the relative duration of CIBC's assets (such as loans) and liabilities (such as deposits), in order to minimize the adverse impact of changes in interest rates.

Bail-in eligible liabilities
Bail-in eligible liabilities include long-term (i.e., original maturity over 400 days), unsecured senior debt issued on or after September 23, 2018 that is tradable and transferrable, and any preferred shares and subordinated debt that are not considered non-viability contingent capital (NVCC). Consumer deposits, secured liabilities (including covered bonds), certain financial contracts (including derivatives) and certain structured notes are not bail-in eligible.

Bank exposures
All direct credit risk exposures to deposit-taking institutions and regulated securities firms, and exposures guaranteed by those entities.

Business and government portfolio
A category of exposures that includes lending to businesses and governments, where the primary basis of adjudication relies on the determination and assignment of an appropriate risk rating that reflects the credit risk of the exposure.

Central counterparty (CCP)
A clearing house that interposes itself between counterparties to clear contracts traded in one or more financial markets, becoming the buyer to every seller and the seller to every buyer and thereby ensuring the future performance of open contracts.

Comprehensive approach for securities financing transactions
A framework for the measurement of CCR with respect to securities financing transactions, which utilizes a volatility-adjusted collateral value to reduce the amount of the exposure.

Common Equity Tier 1 (CET1), Tier 1 and Total capital ratios
CET1, Tier 1 and total regulatory capital, divided by RWA, as defined by OSFI's Capital Adequacy Requirements (CAR) Guideline, which is based on Basel Committee on Banking Supervision (BCBS) standards.

Corporate exposures
All direct credit risk exposures to corporations, partnerships and proprietorships, and exposures guaranteed by those entities.

Credit risk
The risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.

Drawn exposure
The amount of credit risk exposure resulting from loans and other receivables advanced to the customer.

Economic capital
Economic capital provides a framework to evaluate the returns of each strategic business unit, commensurate with risk assumed. Economic capital is a non-GAAP risk measure based upon an internal estimate of equity capital required by the businesses to absorb unexpected losses consistent with our targeted risk rating over a one-year horizon. Economic capital comprises primarily credit, market, operational and strategic risk capital.

Economic profit
A non-GAAP risk-adjusted performance measure used for measuring economic value added. It is calculated as earnings of each business less a charge for the cost of capital.

Exposure at default (EAD)
An estimate of the amount of exposure to a customer at the event of, and at the time of, default.

Foundation internal ratings-based (FIRB) approach for credit risk
Version of the IRB approach to credit risk where institutions provide their own estimates of PD and their own calculation of effective maturity and rely on prescribed supervisory estimates for other risk components such as LGD and EAD. Effective in the second quarter of 2023, FIRB methodology must be used for some exposure categories.

Incremental risk charge (IRC)
A capital charge applied in addition to market risk capital specifically to cover default and migration risk in unsecuritized credit assets of varying liquidity held in the trading book.

Internal Capital Adequacy Assessment Process (ICAAP)

A framework and process designed to provide a comprehensive view on capital adequacy, as defined by Pillar II of the Basel Accord, wherein we identify and measure our risks on an ongoing basis in order to ensure that the capital available is sufficient to cover all risks across CIBC.

Internal models approach (IMA) for market risk

Models, which have been developed by CIBC and approved by OSFI, for the measurement of risk and regulatory capital in the trading portfolio for general market risk, debt specific risk, and equity specific risk.

Internal model method (IMM) for counterparty credit risk (CCR)

Models, which have been developed by CIBC and approved by OSFI, for the measurement of CCR with respect to OTC derivatives.

Internal ratings-based (IRB) approach for credit risk

Approach to determining credit risk capital requirements based on risk components such as PD, LGD, EAD and effective maturity.

Internal ratings-based approach for securitization exposures

This approach comprises calculation methods available for securitization exposures that require OSFI approval: the Internal Ratings-Based Approach (SEC-IRBA) is available to the banks approved to use the IRB approach for underlying exposures securitized and the Internal Assessment Approach (SEC-IAA) available for certain securitization exposures extended to asset-backed commercial paper (ABCP) programs.

Leverage ratio exposure

The leverage ratio exposure is defined under the OSFI rules as on-balance sheet assets (unweighted) less Tier 1 capital regulatory adjustments plus derivative exposures, securities financing transaction exposures with a limited form of netting under certain conditions, and other off-balance sheet exposures (such as commitments, direct credit substitutes, undrawn credit card exposures, securitization exposures and unsettled trades).

Leverage ratio

Defined as Tier 1 capital divided by the leverage ratio exposure determined in accordance with guidelines issued by OSFI, which are based on BCBS standards.

Liquidity coverage ratio (LCR)

Derived from the BCBS's Basel III framework and incorporated into OSFI's Liquidity Adequacy Requirements (LAR) Guideline, the LCR is a liquidity standard that aims to ensure that an institution has an adequate stock of unencumbered high-quality liquid assets (HQLA) that consists of cash or assets that can be converted into cash at little or no loss of value in private markets, to meet its liquidity needs for a 30-calendar-day liquidity stress scenario.

Liquidity risk

The risk of having insufficient cash or its equivalent in a timely and cost-effective manner to meet financial obligations as they come due.

Loss given default (LGD)

An estimate of the amount of exposure to a customer that will not be recovered following a default by that customer, expressed as a percentage of the EAD. LGD is generally based on through-the-cycle assumptions for regulatory capital purposes, and generally based on point-in-time assumptions reflecting forward-looking information for IFRS 9 ECL purposes.

Market risk

The risk of economic and/or financial loss in our trading and non-trading portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads and customer behaviour for retail products.

Master netting agreement

An industry standard agreement designed to reduce the credit risk of multiple transactions with a counterparty through the creation of a legal right of offset of exposures in the event of a default by that counterparty and through the provision for net settlement of all contracts through a single payment.

Net cumulative cash flow (NCCF)

The NCCF is a liquidity horizon metric defined under OSFI's LAR Guideline as a monitoring and supervision tool for liquidity risk that measures an institution's detailed cash flows in order to capture the risk posed by funding mismatches between assets and liabilities.

Net stable funding ratio (NSFR)

Derived from the BCBS's Basel III framework and incorporated into OSFI's LAR Guideline, the NSFR standard aims to promote long-term resilience of the financial sector by requiring banks to maintain a sustainable stable funding profile in relation to the composition of their assets and off-balance sheet activities.

Non-viability contingent capital (NVCC)

Effective January 1, 2013, in order to qualify for inclusion in regulatory capital, all non-common Tier 1 and Tier 2 capital instruments must be capable of absorbing losses at the point of non-viability of a financial institution. This will ensure that investors in such instruments bear losses before taxpayers where the government determines that it is in the public interest to rescue a non-viable bank.

Operational risk

The risk of loss resulting from people, inadequate or failed internal processes and systems, or from external events.

Other off-balance sheet exposure

The amount of credit risk exposure resulting from the issuance of guarantees and letters of credit.

Other retail

This exposure class includes all loans other than qualifying revolving retail and real estate secured personal lending that are extended to individuals under the regulatory capital reporting framework.

Over-the-counter (OTC) derivatives exposure

The amount of credit risk exposure resulting from derivatives that trade directly between two counterparties, rather than through exchanges.

Probability of default (PD)

An estimate of the likelihood of default for any particular customer which occurs when that customer is not able to repay its obligations as they become contractually due. PD is based on through-the-cycle assumptions for regulatory capital purposes, and based on point-in-time assumptions reflecting forward-looking information for IFRS 9 ECL purposes.

Qualifying central counterparty (QCCP)

An entity that is licensed to operate as a CCP and is permitted by the appropriate regulator or oversight body to operate as such with respect to the products offered by that CCP.

Qualifying revolving retail

This exposure class includes credit cards, unsecured lines of credit and overdraft protection products extended to individuals. Under the standardized approach, these exposures would be included under "other retail".

Real estate secured personal lending

This exposure class includes residential mortgages and home equity loans and lines of credit extended to individuals.

Regulatory capital

Regulatory capital, as defined by OSFI's CAR Guideline, is comprised of CET1, Additional Tier 1 (AT1) and Tier 2 capital. CET1 capital includes common shares, retained earnings, AOCI (excluding AOCI relating to cash flow hedges and changes in fair value option liabilities attributable to changes in own credit risk) and qualifying instruments issued by a consolidated banking subsidiary to third parties, less regulatory adjustments for items such as goodwill and other intangible assets, certain deferred tax assets, net assets related to defined benefit pension plans, and certain investments. AT1 capital primarily includes NVCC preferred shares, Limited Recourse Capital Notes, and qualifying instruments issued by a consolidated subsidiary to third parties. Tier 1 capital is comprised of CET1 plus AT1. Tier 2 capital includes NVCC subordinated indebtedness, eligible general allowances, and qualifying instruments issued by a consolidated subsidiary to third parties. Total capital is comprised of Tier 1 capital plus Tier 2 capital. Qualifying regulatory capital instruments must be capable of absorbing loss at the point of non-viability of the financial institution.

Repo-style transactions exposure

The amount of credit risk exposure resulting from our securities bought or sold under resale agreements, as well as securities borrowing and lending activities.

Reputation risk

The risk of negative publicity regarding CIBC's business conduct or practices which, whether true or not, could significantly harm CIBC's reputation as a leading financial institution, or could materially and adversely affect CIBC's business, operations, or financial condition.

Resecuritization

A securitization exposure in which the risk associated with an underlying pool of exposures is tranched and at least one of the underlying exposures is a securitization exposure.

Retail portfolios

A category of exposures that primarily includes consumer but also small business lending, where the primary basis of adjudication relies on credit-scoring models.

Risk-weighted assets (RWA)

RWA consist of three components: (i) RWA for credit risk, which are calculated using the IRB and standardized approaches, (ii) RWA for market risk, and (iii) RWA for operational risk. The IRB RWA are calculated using PDs, LGDs, EADs, and in some cases maturity adjustments, while the standardized approach applies risk weighting factors specified in the OSFI guidelines to on- and off-balance sheet exposures. The RWA for market risk in the trading portfolio are based on the internal models approved by OSFI with the exception of the RWA for traded securitization assets where we are using the methodology defined by OSFI. The RWA for operational risk, which relate to the risk of losses resulting from people, inadequate or failed internal processes, and systems or from external events, are calculated under a standardized approach.

Since the introduction of Basel II in 2008, OSFI has prescribed a capital floor requirement for institutions that use the AIRB approach for credit risk. The capital floor is determined by comparing a capital requirement calculated by reference to the Basel II standardized approach against the Basel III calculation, as specified by OSFI. Any shortfall in the Basel III capital requirement is added to RWA.

Securitization

The process of selling assets (normally financial assets such as loans, leases, trade receivables, credit card receivables or mortgages) to trusts or other SEs. A SE normally issues securities or other forms of interests to investors and/or the asset transferor, and the SE uses the proceeds from the issue of securities or other forms of interest to purchase the transferred assets. The SE will generally use the cash flows generated by the assets to meet the obligations under the securities or other interests issued by the SE, which may carry a number of different risk profiles.

Simple, transparent and comparable (STC) securitizations

Securitization exposures satisfying a set of regulatory STC criteria. Such exposures qualify for a preferential capital treatment under the securitization framework.

Small and medium enterprises (SME) retail

This exposure class includes all loans extended to scored small businesses under the regulatory capital reporting framework.

Sovereign exposures

All direct credit risk exposures to governments, central banks and certain public sector entities, and exposures guaranteed by those entities.

Specialized lending (SL)

A subset of Corporate exposures falling into one of the following sub-classes: project finance (PF), object finance (OF), commodities finance (CF), income-producing real estate (IPRE), and high-volatility commercial real estate (HVCRE). Primary source of repayment for such credits is the income generated by the asset(s), rather than the independent capacity of a broader commercial enterprise.

Standardized approach for credit risk

Applied to exposures when there is not sufficient information to allow for the use of the AIRB approach for credit risk. Credit risk capital requirements are calculated based on a standardized set of risk weights as prescribed in the CAR Guideline. The standardized risk weights are based on external credit assessments, where available, and other risk-related factors, including export credit agencies, exposure asset class, collateral, etc.

Standardized approach for operational risk

Effective in the second quarter of 2023, this approach is based on a prescribed formula made up of three components: (i) the Business Indicator (BI) which is a financial-statement-based proxy for operational risk, (ii) the Business Indicator Component (BIC) which is calculated by multiplying the BI by a set of regulatory determined marginal coefficients, and (iii) the Internal Loss Multiplier which is a scaling factor that is based on the average historical operational losses and the BIC.

Standardized approach for securitization exposures

This approach comprises the calculation methods available for securitization exposures that do not require OSFI approval: the external ratings-based approach (SEC-ERBA) and the standardized approach (SEC-SA).

Strategic risk

The risk of ineffective or improper implementation of business strategies, including mergers and acquisitions. It includes the potential financial loss and impact to resiliency due to the failure of organic growth initiatives or failure to respond appropriately to changes in the business or industry environments.

Stressed Value-at-Risk (VaR)

A VaR calculation using a one-year observation period related to significant losses for the given portfolio at a specified level of confidence and time horizon.

Structural foreign exchange risk

Structural foreign exchange risk is the risk primarily inherent in net investments in foreign operations due to changes in foreign exchange rates, and foreign currency denominated RWA and foreign currency denominated capital deductions.

Structural interest rate risk

Structural interest rate risk primarily consists of the risk arising due to mismatches in assets and liabilities, which do not arise from trading and trading-related businesses.

Total loss absorbing capacity (TLAC) measure

The sum of Total capital and bail-in eligible liabilities (as defined above) that have a residual maturity greater than one year.

Total loss absorbing capacity ratio

Defined as TLAC measure divided by RWA determined in accordance with guidelines issued by OSFI.

Total loss absorbing capacity leverage ratio

Defined as TLAC measure divided by leverage ratio exposure determined in accordance with guidelines issued by OSFI.

Transitional arrangements for capital treatment of expected loss provisioning

On March 27, 2020, OSFI introduced transitional arrangements for ECL provisioning. These arrangements result in a portion of allowances that would otherwise be included in Tier 2 capital qualifying for inclusion in CET1 capital. The amount of ECL allowances eligible for inclusion in CET1 capital is determined based on the increase in stage 1 and stage 2 allowances relative to balances as at January 31, 2020 as a baseline. This amount is then adjusted for tax effects and is subject to a scaling factor that will decrease over time. The scaling factor has been set at 70% for fiscal 2020, 50% for fiscal 2021, and 25% for fiscal 2022. For exposures under the IRB approach, the lower of this amount and excess allowances eligible for inclusion in Tier 2 capital is included as CET1 capital under the transitional arrangements. The transitional arrangement was no longer applicable beginning in the first quarter of 2023.

Undrawn exposures

The amount of credit risk exposure resulting from loans that have not been advanced to a customer, but which a customer may be entitled to draw in the future.

Value-at-Risk (VaR)

Generally accepted risk measure that uses statistical models to estimate the distribution of possible returns on a given portfolio at a specified level of confidence and time horizon.

Consolidated financial statements

Details of the notes to the consolidated financial statements

Financial reporting responsibility

Management of Canadian Imperial Bank of Commerce (CIBC) is responsible for the preparation, presentation, accuracy and reliability of the Annual Report, which includes the consolidated financial statements and management's discussion and analysis (MD&A). The consolidated financial statements have been prepared in accordance with Section 308(4) of the *Bank Act* (Canada), which requires that the financial statements be prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The MD&A has been prepared in accordance with the requirements of applicable securities laws.

The consolidated financial statements and MD&A contain items that reflect the best estimates and judgments of the expected effects of current events and transactions with appropriate consideration to materiality. Financial information appearing throughout the Annual Report is consistent with the consolidated financial statements.

Management has developed and maintained effective systems, controls and procedures to ensure that information used internally and disclosed externally is reliable and timely. CIBC's system of internal controls and supporting procedures are designed to provide reasonable assurance that transactions are authorized, assets are safeguarded and proper records are maintained. These internal controls and supporting procedures include the communication of policies and guidelines, the establishment of an organizational structure that provides appropriate and well-defined responsibilities and accountability, and the careful selection and training of qualified staff. Management has assessed the effectiveness of CIBC's internal control over financial reporting as at year-end using the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based upon this assessment, we have determined that internal control over financial reporting is effective in all material respects and CIBC is in compliance with the requirements set by the U.S. Securities and Exchange Commission (SEC) under the U.S. Sarbanes-Oxley Act.

CIBC's Chief Executive Officer and Chief Financial Officer have certified CIBC's annual filings with the SEC under the U.S. Sarbanes-Oxley Act and with the Canadian Securities Administrators under Canadian securities laws.

The Internal Audit department reviews and reports on the effectiveness of CIBC's internal control, risk management and governance systems and processes, including accounting and financial controls, in accordance with the audit plan approved by the Audit Committee. Our Chief Auditor has unfettered access to the Audit Committee. The system of internal controls is further supported by the Compliance and Global Regulatory Affairs group, which is designed to manage and mitigate regulatory compliance risk.

The Board of Directors oversees management's responsibilities for financial reporting through the Audit Committee, which is composed of independent directors. The Audit Committee reviews CIBC's interim and annual consolidated financial statements and MD&A and recommends them for approval by the Board of Directors. Other key responsibilities of the Audit Committee include monitoring CIBC's system of internal control, and reviewing the qualifications, independence and service quality of the shareholders' auditor and the performance of CIBC's internal auditors.

Ernst & Young LLP, the shareholders' auditor, obtains an understanding of CIBC's internal controls and procedures for financial reporting to plan and conduct such tests and other audit procedures as they consider necessary in the circumstances to express their opinions in the reports that follow. Ernst & Young LLP has unrestricted access to the Audit Committee to discuss their audit and related matters.

The Office of the Superintendent of Financial Institutions (OSFI) Canada is mandated to protect the rights and interest of depositors and creditors of CIBC. Accordingly, OSFI examines and enquires into the business and affairs of CIBC, as deemed necessary, to ensure that the provisions of the *Bank Act* (Canada) are being complied with and that CIBC is in sound financial condition.

Victor G. Dodig
President and Chief Executive Officer

Hratch Panossian
Chief Financial Officer

November 29, 2023

Independent auditor's report
To the shareholders and directors of Canadian Imperial Bank of Commerce

Opinion

We have audited the consolidated financial statements of Canadian Imperial Bank of Commerce (CIBC), which comprise the consolidated balance sheets as at October 31, 2023 and 2022, and the consolidated statements of income, consolidated statements of comprehensive income, consolidated statements of changes in equity and the consolidated statements of cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies (collectively referred to as the "consolidated financial statements").

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of CIBC as at October 31, 2023 and 2022, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the *Auditor's responsibilities for the audit of the consolidated financial statements* section of our report. We are independent of CIBC in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the year ended October 31, 2023. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the *Auditor's responsibilities for the audit of the consolidated financial statements* section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the consolidated financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying consolidated financial statements.

	Allowance for credit losses
Key audit matter	As described in Note 1 and Note 5 of the consolidated financial statements, CIBC has recognized $4.1 billion in expected credit loss (ECL) allowances on its consolidated balance sheet. ECL allowances represent an unbiased and probability-weighted amount, which is determined by evaluating a range of possible outcomes and reasonable and supportable information about past events, current conditions, and forecasts of future economic conditions. Forward-looking information (FLI), which involves significant judgment, is explicitly incorporated into the estimation of ECL allowances. ECL allowances are measured at amounts equal to either (i) 12-month ECL; or (ii) lifetime ECL for those financial instruments that have experienced a significant increase in credit risk (SICR) since initial recognition or when there is objective evidence of impairment.
	Auditing the allowance for credit losses was complex, involved significant auditor judgment, and required the involvement of specialists due to the inherent complexity of the models, the large volume of data used, assumptions, judgments, and the interrelationship of these variables in measuring the ECL. Significant assumptions and judgments with respect to the estimation of the allowance for credit losses include (i) the determination of when a loan has experienced a SICR; (ii) the forecast of FLI for multiple economic scenarios and the probability weighting of those scenarios; (iii) the models and methodologies used for the calculation of both 12-month and lifetime credit losses; and (iv) the application of expert credit judgment. Management has applied a heightened use of judgment in the areas noted above, when assessing the impact of the uncertain macroeconomic environment on the allowance for credit losses.
How our audit addressed the key audit matter	We obtained an understanding, evaluated the design and tested the operating effectiveness of management's controls over the allowance for credit losses, with the assistance of our internal specialists. The controls we tested included, amongst others, controls over technology, model development, validation and monitoring, economic forecasting, data completeness and accuracy, the determination of internal risk ratings for non-retail loans, and the governance and oversight controls over the review of the overall ECL, including the application of expert credit judgment.
	To test the allowance for credit losses, amongst other procedures, we assessed, with the assistance of our credit risk specialists, whether the methodology and assumptions used in significant models that estimate ECL are consistent with the requirements of IFRS 9. For a sample of models, our credit risk specialists reperformed the model validation and monitoring tests performed by management. This included an assessment of the thresholds used to determine a SICR. For a sample of FLI variables, with the assistance of our economic specialists, we evaluated management's forecasting methodology and compared management's FLI to independently derived forecasts and publicly available information. We also evaluated the scenario probability weights used in the ECL models. With the assistance of our credit risk specialists, we also evaluated management's methodology and governance over the application of expert credit judgment by evaluating that the amounts recorded were reflective of underlying credit and/or economic conditions. We tested the completeness and accuracy of data used in the measurement of the ECL by agreeing to source documents and systems and evaluated a sample of non-retail borrower risk ratings against CIBC's risk rating scale. On a sample basis, we recalculated the ECL to test the mathematical accuracy of management's models. We also assessed the adequacy of the disclosures related to allowance for credit loss.

Fair value measurement of derivatives

Key audit matter

As described in Note 2 and Note 12 of the consolidated financial statements, CIBC has recognized $33.2 billion in derivative assets and $41.3 billion in derivative liabilities. The portfolio of derivative instruments is presented by level within the fair value hierarchy, with the majority of the portfolio classified as Level 2. While derivative instruments classified as Level 1 have quoted market prices, those classified as Level 2 and 3 require valuation techniques that use observable and non-observable market inputs and involve the application of management judgment.

Auditing the valuation of certain derivatives was complex and required the application of significant auditor judgment and involvement of valuation specialists where the fair value was determined based on complex models and/or significant non-observable market inputs, including any significant valuation adjustments. The inputs and modelling assumptions used to determine fair values that were subject to significant auditor judgment included, amongst others, correlations, volatilities and credit spreads. The valuation of derivatives is sensitive to these inputs as they are forward-looking and could be affected by future economic and market conditions.

How our audit addressed the key audit matter

We obtained an understanding, evaluated the design and tested the operating effectiveness of management's controls over the valuation of CIBC's derivatives portfolio, with the assistance of our internal specialists. The controls we tested included, amongst others, controls over technology, the development and validation of models used to determine the fair value of derivatives, controls over the independent price verification process, including the integrity of significant inputs described above, and controls over significant valuation adjustments applied.

To test the valuation of these derivatives, our audit procedures included, amongst others, an evaluation of the methodologies and significant inputs used by CIBC. With the assistance of our valuation specialists, we performed an independent valuation for a sample of derivatives and valuation adjustments to assess the modelling assumptions and significant inputs used by CIBC to estimate the fair value. We independently obtained significant inputs and assumptions from external market data, where available, in performing our independent valuation. For a sample of models, and with the assistance of our valuation specialists, we assessed the valuation methodologies used by CIBC to determine fair values. We also assessed the adequacy of the disclosures related to the fair value measurement of derivatives.

Measurement of uncertain tax provisions

Key audit matter

As described in Note 1 and Note 19 of the consolidated financial statements, CIBC has disclosed its significant accounting judgments, estimates and assumptions in relation to accounting for uncertainty in income taxes. CIBC operates in a tax environment with constantly evolving and complex tax legislation for financial institutions. Uncertainty in tax positions may arise as tax legislation is subject to interpretation. Estimating uncertain tax provisions requires management judgment to be applied in the interpretation of tax laws across the various jurisdictions in which CIBC operates. This includes significant judgment in the determination of whether it is probable that CIBC's tax filing positions will be sustained relating to certain complex tax positions and the measurement of such provisions when recognized.

Auditing CIBC's uncertain tax provisions required the involvement of our tax professionals and the application of judgment, including the interpretation of applicable tax legislation and jurisprudence.

How our audit addressed the key audit matter

With the assistance of our tax professionals, we obtained an understanding, evaluated the design and tested the operating effectiveness of management's controls over CIBC's uncertain tax provisions. This included, amongst others, controls over management's assessment of the technical merits of tax positions and the process related to the measurement of any related income tax provisions.

With the assistance of our tax professionals, our audit procedures included, amongst others, an assessment of the technical merits of income tax positions taken by CIBC and the measurement of any related uncertain tax provisions recorded. We inspected and evaluated correspondence from the relevant income tax authorities, income tax advice obtained by CIBC from external advisors including income tax opinions, CIBC's interpretations of tax laws and the assessment thereof with respect to uncertain tax positions. We evaluated the reasonability of CIBC's treatment of any new information received during the year relating to these uncertain tax positions. We also assessed the adequacy of the disclosures related to uncertain tax positions.

Other information

Management is responsible for the other information. The other information comprises:
* Management's Discussion and Analysis; and
* The information, other than the consolidated financial statements and our auditor's report thereon, in the Annual Report.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

We obtained Management's Discussion and Analysis and the Annual Report prior to the date of this auditor's report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor's report. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing CIBC's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate CIBC or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing CIBC's financial reporting process.

Auditor's responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of CIBC's internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on CIBC's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause CIBC to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within CIBC to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor's report is Humayun Jafrani.

/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
November 29, 2023

Report of independent registered public accounting firm
To the shareholders and directors of Canadian Imperial Bank of Commerce

Opinion on the consolidated financial statements

We have audited the accompanying consolidated balance sheets of Canadian Imperial Bank of Commerce (CIBC) as of October 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and the related notes (collectively referred to as the "consolidated financial statements").

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of CIBC at October 31, 2023 and 2022, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), CIBC's internal control over financial reporting as of October 31, 2023, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated November 29, 2023 expressed an unqualified opinion thereon.

Basis for opinion

These consolidated financial statements are the responsibility of CIBC's management. Our responsibility is to express an opinion on CIBC's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to CIBC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for credit losses

Description of the matter

As described in Note 1 and Note 5 of the consolidated financial statements, CIBC has recognized $4.1 billion in expected credit loss (ECL) allowances on its consolidated balance sheet. ECL allowances represent an unbiased and probability-weighted amount, which is determined by evaluating a range of possible outcomes and reasonable and supportable information about past events, current conditions, and forecasts of future economic conditions. Forward-looking information (FLI), which involves significant judgment, is explicitly incorporated into the estimation of ECL allowances. ECL allowances are measured at amounts equal to either (i) 12-month ECL; or (ii) lifetime ECL for those financial instruments that have experienced a significant increase in credit risk (SICR) since initial recognition or when there is objective evidence of impairment.

Auditing the allowance for credit losses was complex, involved significant auditor judgment, and required the involvement of specialists due to the inherent complexity of the models, the large volume of data used, assumptions, judgments, and the interrelationship of these variables in measuring the ECL. Significant assumptions and judgments with respect to the estimation of the allowance for credit losses include (i) the determination of when a loan has experienced a SICR; (ii) the forecast of FLI for multiple economic scenarios and the probability weighting of those scenarios; (iii) the models and methodologies used for the calculation of both 12-month and lifetime credit losses; and (iv) the application of expert credit judgment. Management has applied a heightened use of judgment in the areas noted above, when assessing the impact of the uncertain macroeconomic environment on the allowance for credit losses.

How we addressed the matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of management's controls over the allowance for credit losses, with the assistance of our internal specialists. The controls we tested included, amongst others, controls over technology, model development, validation and monitoring, economic forecasting, data completeness and accuracy, the determination of internal risk ratings for non-retail loans, and the governance and oversight controls over the review of the overall ECL, including the application of expert credit judgment.

To test the allowance for credit losses, amongst other procedures, we assessed, with the assistance of our credit risk specialists, whether the methodology and assumptions used in significant models that estimate ECL are consistent with the requirements of IFRS 9. For a sample of models, our credit risk specialists reperformed the model validation and monitoring tests performed by management. This included an assessment of the thresholds used to determine a SICR. For a sample of FLI variables, with the assistance of our economic specialists, we evaluated management's forecasting methodology and compared management's FLI to independently derived forecasts and publicly available information. We also evaluated the scenario probability weights used in the ECL models. With the assistance of our credit risk specialists, we also evaluated management's methodology and governance over the application of expert credit judgment by evaluating that the amounts recorded were reflective of underlying credit and/or economic conditions. We tested the completeness and accuracy of data used in the measurement of the ECL by agreeing to source documents and systems and evaluated a sample of non-retail borrower risk ratings against CIBC's risk rating scale. On a sample basis, we recalculated the ECL to test the mathematical accuracy of management's models. We also assessed the adequacy of the disclosures related to allowance for credit loss.

Fair value measurement of derivatives

Description of the matter

As described in Note 2 and Note 12 of the consolidated financial statements, CIBC has recognized $33.2 billion in derivative assets and $41.3 billion in derivative liabilities. The portfolio of derivative instruments is presented by level within the fair value hierarchy, with the majority of the portfolio classified as Level 2. While derivative instruments classified as Level 1 have quoted market prices, those classified as Level 2 and 3 require valuation techniques that use observable and non-observable market inputs and involve the application of management judgment.

Auditing the valuation of certain derivatives was complex and required the application of significant auditor judgment and involvement of valuation specialists where the fair value was determined based on complex models and/or significant non-observable market inputs, including any significant valuation adjustments. The inputs and modelling assumptions used to determine fair values that were subject to significant auditor judgment included, amongst others, correlations, volatilities and credit spreads. The valuation of derivatives is sensitive to these inputs as they are forward-looking and could be affected by future economic and market conditions.

How we addressed the matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of management's controls over the valuation of CIBC's derivatives portfolio, with the assistance of our internal specialists. The controls we tested included, amongst others, controls over technology, the development and validation of models used to determine the fair value of derivatives, controls over the independent price verification process, including the integrity of significant inputs described above, and controls over significant valuation adjustments applied.

To test the valuation of these derivatives, our audit procedures included, amongst others, an evaluation of the methodologies and significant inputs used by CIBC. With the assistance of our valuation specialists, we performed an independent valuation for a sample of derivatives and valuation adjustments to assess the modelling assumptions and significant inputs used by CIBC to estimate the fair value. We independently obtained significant inputs and assumptions from external market data, where available, in performing our independent valuation. For a sample of models, and with the assistance of our valuation specialists, we assessed the valuation methodologies used by CIBC to determine fair values. We also assessed the adequacy of the disclosures related to the fair value measurement of derivatives.

Measurement of uncertain tax provisions

Description of the matter

As described in Note 1 and Note 19 of the consolidated financial statements, CIBC has disclosed its significant accounting judgments, estimates and assumptions in relation to accounting for uncertainty in income taxes. CIBC operates in a tax environment with constantly evolving and complex tax legislation for financial institutions. Uncertainty in tax positions may arise as tax legislation is subject to interpretation. Estimating uncertain tax provisions requires management judgment to be applied in the interpretation of tax laws across the various jurisdictions in which CIBC operates. This includes significant judgment in the determination of whether it is probable that CIBC's tax filing positions will be sustained relating to certain complex tax positions and the measurement of such provisions when recognized.

Auditing CIBC's uncertain tax provisions required the involvement of our tax professionals and the application of judgment, including the interpretation of applicable tax legislation and jurisprudence.

How we addressed the matter in our audit

With the assistance of our tax professionals, we obtained an understanding, evaluated the design and tested the operating effectiveness of management's controls over CIBC's uncertain tax provisions. This included, amongst others, controls over management's assessment of the technical merits of tax positions and the process related to the measurement of any related income tax provisions.

With the assistance of our tax professionals, our audit procedures included, amongst others, an assessment of the technical merits of income tax positions taken by CIBC and the measurement of any related uncertain tax provisions recorded. We inspected and evaluated correspondence from the relevant income tax authorities, income tax advice obtained by CIBC from external advisors including income tax opinions, CIBC's interpretations of tax laws and the assessment thereof with respect to uncertain tax positions. We evaluated the reasonability of CIBC's treatment of any new information received during the year relating to these uncertain tax positions. We also assessed the adequacy of the disclosures related to uncertain tax positions.

/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants

We have served as CIBC's auditor since 2002.

Toronto, Canada
November 29, 2023

Report of independent registered public accounting firm
To the shareholders and directors of Canadian Imperial Bank of Commerce

Opinion on internal control over financial reporting

We have audited Canadian Imperial Bank of Commerce's (CIBC) internal control over financial reporting as of October 31, 2023, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, CIBC maintained, in all material respects, effective internal control over financial reporting as of October 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of CIBC as of October 31, 2023 and 2022, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and the related notes and our report dated November 29, 2023 expressed an unqualified opinion thereon.

Basis for opinion

CIBC's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the *Management's annual report on internal control over financial reporting* section contained in the accompanying Management's Discussion and Analysis. Our responsibility is to express an opinion on CIBC's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to CIBC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
November 29, 2023

Consolidated balance sheet

Millions of Canadian dollars, as at October 31		2023		2022
ASSETS				
Cash and non-interest-bearing deposits with banks	$	**20,816**	$	31,535
Interest-bearing deposits with banks		**34,902**		32,326
Securities (Note 4)		**211,348**		175,879
Cash collateral on securities borrowed		**14,651**		15,326
Securities purchased under resale agreements		**80,184**		69,213
Loans (Note 5)				
Residential mortgages		**274,244**		269,706
Personal		**45,587**		45,429
Credit card		**18,538**		16,479
Business and government		**194,870**		188,542
Allowance for credit losses		**(3,902)**		(3,073)
		529,337		517,083
Other				
Derivative instruments (Note 12)		**33,243**		43,035
Customers' liability under acceptances		**10,816**		11,574
Property and equipment (Note 7)		**3,251**		3,377
Goodwill (Note 8)		**5,425**		5,348
Software and other intangible assets (Note 8)		**2,742**		2,592
Investments in equity-accounted associates and joint ventures (Note 25)		**669**		632
Deferred tax assets (Note 19)		**629**		480
Other assets (Note 9)		**27,706**		35,197
		84,481		102,235
	$	**975,719**	$	943,597
LIABILITIES AND EQUITY				
Deposits (Note 10)				
Personal	$	**239,035**	$	232,095
Business and government		**412,561**		397,188
Bank		**22,296**		22,523
Secured borrowings		**49,484**		45,766
		723,376		697,572
Obligations related to securities sold short		**18,666**		15,284
Cash collateral on securities lent		**8,081**		4,853
Obligations related to securities sold under repurchase agreements		**87,118**		77,171
Other				
Derivative instruments (Note 12)		**41,290**		52,340
Acceptances		**10,820**		11,586
Deferred tax liabilities (Note 19)		**40**		45
Other liabilities (Note 11)		**26,632**		28,072
		78,782		92,043
Subordinated indebtedness (Note 14)		**6,483**		6,292
Equity				
Preferred shares and other equity instruments (Note 15)		**4,925**		4,923
Common shares (Note 15)		**16,082**		14,726
Contributed surplus		**109**		115
Retained earnings		**30,402**		28,823
Accumulated other comprehensive income (AOCI)		**1,463**		1,594
Total shareholders' equity		**52,981**		50,181
Non-controlling interests		**232**		201
Total equity		**53,213**		50,382
	$	**975,719**	$	943,597

The accompanying notes and shaded sections in "MD&A – Management of risk" are an integral part of these consolidated financial statements.

Victor G. Dodig
President and Chief Executive Officer

Mary Lou Maher
Director

Consolidated statement of income

Millions of Canadian dollars, except as noted, for the year ended October 31	2023	2022
Interest income (Note 29) [1]		
Loans	$ **30,235**	$ 16,874
Securities	**7,341**	3,422
Securities borrowed or purchased under resale agreements	**4,566**	1,175
Deposits with banks and other	**2,877**	708
	45,019	22,179
Interest expense (Note 29)		
Deposits	**26,633**	7,887
Securities sold short	**408**	380
Securities lent or sold under repurchase agreements	**4,283**	943
Subordinated indebtedness	**458**	203
Other	**412**	125
	32,194	9,538
Net interest income	**12,825**	12,641
Non-interest income		
Underwriting and advisory fees	**519**	557
Deposit and payment fees	**924**	880
Credit fees	**1,385**	1,286
Card fees	**379**	437
Investment management and custodial fees	**1,768**	1,760
Mutual fund fees	**1,743**	1,776
Insurance fees, net of claims	**338**	351
Commissions on securities transactions	**338**	378
Gains (losses) from financial instruments measured/designated at fair value through profit or loss (FVTPL), net	**2,346**	1,172
Gains (losses) from debt securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, net	**83**	35
Foreign exchange other than trading (FXOTT)	**360**	242
Income from equity-accounted associates and joint ventures (Note 25)	**30**	47
Other	**285**	271
	10,498	9,192
Total revenue	**23,323**	21,833
Provision for credit losses (Note 5)	**2,010**	1,057
Non-interest expenses		
Employee compensation and benefits	**7,550**	7,157
Occupancy costs	**823**	853
Computer, software and office equipment	**2,467**	2,297
Communications	**364**	352
Advertising and business development	**304**	334
Professional fees	**245**	313
Business and capital taxes	**124**	123
Other (Notes 3 and 8)	**2,472**	1,374
	14,349	12,803
Income before income taxes	**6,964**	7,973
Income taxes (Note 19)	**1,931**	1,730
Net income	$ **5,033**	$ 6,243
Net income attributable to non-controlling interests	$ **38**	$ 23
Preferred shareholders and other equity instrument holders	$ **267**	$ 171
Common shareholders	**4,728**	6,049
Net income attributable to equity shareholders	$ **4,995**	$ 6,220
Earnings per share (EPS) (in dollars) (Note 20) [2]		
Basic	$ **5.16**	$ 6.70
Diluted	**5.16**	6.68
Dividends per common share (in dollars) (Note 15) [2]	**3.440**	3.270

(1) Interest income included $42.5 billion for the year ended October 31, 2023 (2022: $20.0 billion) calculated based on the effective interest rate method.
(2) On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC's issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to the beginning of 2022.

The accompanying notes and shaded sections in "MD&A – Management of risk" are an integral part of these consolidated financial statements.

Consolidated statement of comprehensive income

Millions of Canadian dollars, for the year ended October 31	2023	2022
Net income	$ 5,033	$ 6,243
Other comprehensive income (loss) (OCI), net of income tax, that is subject to subsequent reclassification to net income		
Net foreign currency translation adjustments		
Net gains (losses) on investments in foreign operations	1,163	4,043
Net gains (losses) on hedges of investments in foreign operations	(812)	(2,290)
	351	1,753
Net change in debt securities measured at FVOCI		
Net gains (losses) on securities measured at FVOCI	274	(784)
Net (gains) losses reclassified to net income	(65)	(25)
	209	(809)
Net change in cash flow hedges		
Net gains (losses) on derivatives designated as cash flow hedges	(222)	(1,351)
Net (gains) losses reclassified to net income	(142)	552
	(364)	(799)
OCI, net of income tax, that is not subject to subsequent reclassification to net income		
Net gains (losses) on post-employment defined benefit plans	(240)	198
Net gains (losses) due to fair value change of fair value option (FVO) liabilities attributable to changes in credit risk	(106)	262
Net gains (losses) on equity securities designated at FVOCI	19	(35)
	(327)	425
Total OCI [1]	(131)	570
Comprehensive income	$ 4,902	$ 6,813
Comprehensive income attributable to non-controlling interests	$ 38	$ 23
Preferred shareholders and other equity instrument holders	$ 267	$ 171
Common shareholders	4,597	6,619
Comprehensive income attributable to equity shareholders	$ 4,864	$ 6,790

(1) Includes $66 million of gains for 2023 (2022: $218 million of losses) relating to our investments in equity-accounted associates and joint ventures.

Millions of Canadian dollars, for the year ended October 31	2023	2022
Income tax (expense) benefit allocated to each component of OCI		
Subject to subsequent reclassification to net income		
Net foreign currency translation adjustments		
Net gains (losses) on investments in foreign operations	$ (26)	$ (136)
Net gains (losses) on hedges of investments in foreign operations	26	131
	–	(5)
Net change in debt securities measured at FVOCI		
Net gains (losses) on securities measured at FVOCI	(65)	160
Net (gains) losses reclassified to net income	25	9
	(40)	169
Net change in cash flow hedges		
Net gains (losses) on derivatives designated as cash flow hedges	106	482
Net (gains) losses reclassified to net income	46	(197)
	152	285
Not subject to subsequent reclassification to net income		
Net gains (losses) on post-employment defined benefit plans	75	(97)
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk	38	(93)
Net gains (losses) on equity securities designated at FVOCI	(6)	9
	107	(181)
	$ 219	$ 268

The accompanying notes and shaded sections in "MD&A – Management of risk" are an integral part of these consolidated financial statements.

Consolidated statement of changes in equity

Millions of Canadian dollars, for the year ended October 31	2023		2022
Preferred shares and other equity instruments (Note 15)			
Balance at beginning of year	$ **4,923**	$	4,325
Issue of preferred shares and limited recourse capital notes (LRCNs)	**–**		1,400
Redemption of preferred shares	**–**		(800)
Treasury shares	**2**		(2)
Balance at end of year	$ **4,925**	$	4,923
Common shares (Note 15)			
Balance at beginning of year	$ **14,726**	$	14,351
Issue of common shares	**1,358**		401
Purchase of common shares for cancellation	**–**		(29)
Treasury shares	**(2)**		3
Balance at end of year	$ **16,082**	$	14,726
Contributed surplus			
Balance at beginning of year	$ **115**	$	110
Compensation expense arising from equity-settled share-based awards	**13**		24
Exercise of stock options and settlement of other equity-settled share-based awards	**(20)**		(20)
Other	**1**		1
Balance at end of year	$ **109**	$	115
Retained earnings			
Balance at beginning of year	$ **28,823**	$	25,793
Net income attributable to equity shareholders	**4,995**		6,220
Dividends and distributions (Note 15)			
Preferred and other equity instruments	**(267)**		(171)
Common	**(3,149)**		(2,954)
Premium on purchase of common shares for cancellation	**–**		(105)
Realized gains (losses) on equity securities designated at FVOCI reclassified from AOCI	**–**		45
Other	**–**		(5)
Balance at end of year	$ **30,402**	$	28,823
AOCI, net of income tax			
AOCI, net of income tax, that is subject to subsequent reclassification to net income			
Net foreign currency translation adjustments			
Balance at beginning of year	$ **1,811**	$	58
Net change in foreign currency translation adjustments	**351**		1,753
Balance at end of year	$ **2,162**	$	1,811
Net gains (losses) on debt securities measured at FVOCI			
Balance at beginning of year	$ **(616)**	$	193
Net change in debt securities measured at FVOCI	**209**		(809)
Balance at end of year	$ **(407)**	$	(616)
Net gains (losses) on cash flow hedges			
Balance at beginning of year	$ **(662)**	$	137
Net change in cash flow hedges	**(364)**		(799)
Balance at end of year	$ **(1,026)**	$	(662)
AOCI, net of income tax, that is not subject to subsequent reclassification to net income			
Net gains (losses) on post-employment defined benefit plans			
Balance at beginning of year	$ **832**	$	634
Net change in post-employment defined benefit plans	**(240)**		198
Balance at end of year	$ **592**	$	832
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk			
Balance at beginning of year	$ **234**	$	(28)
Net change attributable to changes in credit risk	**(106)**		262
Balance at end of year	$ **128**	$	234
Net gains (losses) on equity securities designated at FVOCI			
Balance at beginning of year	$ **(5)**	$	75
Net gains (losses) on equity securities designated at FVOCI	**19**		(35)
Realized (gains) losses on equity securities designated at FVOCI reclassified to retained earnings	**–**		(45)
Balance at end of year	$ **14**	$	(5)
Total AOCI, net of income tax	$ **1,463**	$	1,594
Non-controlling interests			
Balance at beginning of year	$ **201**	$	182
Net income attributable to non-controlling interests	**38**		23
Dividends	**(8)**		(8)
Other	**1**		4
Balance at end of year	$ **232**	$	201
Equity at end of year	$ **53,213**	$	50,382

The accompanying notes and shaded sections in "MD&A – Management of risk" are an integral part of these consolidated financial statements.

Consolidated statement of cash flows

Millions of Canadian dollars, for the year ended October 31	2023	2022
Cash flows provided by (used in) operating activities		
Net income	$ **5,033**	$ 6,243
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:		
Provision for credit losses	**2,010**	1,057
Amortization and impairment [(1)]	**1,143**	1,047
Stock options and restricted shares expense	**13**	24
Deferred income taxes	**(87)**	(46)
Losses (gains) from debt securities measured at FVOCI and amortized cost	**(83)**	(35)
Net losses (gains) on disposal of property and equipment	**(3)**	(6)
Other non-cash items, net	**1,822**	(1,126)
Net changes in operating assets and liabilities		
Interest-bearing deposits with banks	**(2,576)**	(9,902)
Loans, net of repayments	**(14,301)**	(65,000)
Deposits, net of withdrawals	**17,045**	74,511
Obligations related to securities sold short	**3,382**	(7,506)
Accrued interest receivable	**(1,272)**	(959)
Accrued interest payable	**2,521**	1,228
Derivative assets	**9,826**	(7,073)
Derivative liabilities	**(10,382)**	20,622
Securities measured at FVTPL	**(15,427)**	4,949
Other assets and liabilities measured/designated at FVTPL	**8,259**	9,404
Current income taxes	**361**	(809)
Cash collateral on securities lent	**3,228**	2,390
Obligations related to securities sold under repurchase agreements	**9,319**	3,680
Cash collateral on securities borrowed	**675**	(2,958)
Securities purchased under resale agreements	**(10,971)**	(1,641)
Other, net	**2,619**	(5,379)
	12,154	22,715
Cash flows provided by (used in) financing activities		
Issue of subordinated indebtedness	**1,750**	1,000
Redemption/repurchase/maturity of subordinated indebtedness	**(1,500)**	(2)
Issue of preferred shares and limited recourse capital notes, net of issuance cost	**–**	1,395
Redemption of preferred shares	**–**	(800)
Issue of common shares for cash	**183**	228
Purchase of common shares for cancellation	**–**	(134)
Net sale (purchase) of treasury shares	**–**	1
Dividends and distributions paid	**(2,261)**	(2,972)
Repayment of lease liabilities	**(331)**	(326)
	(2,159)	(1,610)
Cash flows provided by (used in) investing activities		
Purchase of securities measured/designated at FVOCI and amortized cost	**(79,487)**	(70,954)
Proceeds from sale of securities measured/designated at FVOCI and amortized cost	**26,914**	23,183
Proceeds from maturity of debt securities measured at FVOCI and amortized cost	**32,824**	27,574
Acquisition of Canadian Costco credit card portfolio (Note 3)	**–**	(3,085)
Net sale (purchase) of property, equipment, software and other intangible assets	**(1,014)**	(1,109)
	(20,763)	(24,391)
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	**49**	248
Net increase (decrease) in cash and non-interest-bearing deposits with banks during the year	**(10,719)**	(3,038)
Cash and non-interest-bearing deposits with banks at beginning of year	**31,535**	34,573
Cash and non-interest-bearing deposits with banks at end of year [(2)]	$ **20,816**	$ 31,535
Cash interest paid	$ **29,673**	$ 8,310
Cash interest received	**42,600**	20,120
Cash dividends received	**1,147**	1,100
Cash income taxes paid	**1,657**	2,585

(1) Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, and software and other intangible assets.
(2) Includes restricted cash of $491 million (2022: $493 million) and interest-bearing demand deposits with Bank of Canada.

The accompanying notes and shaded sections in "MD&A – Management of risk" are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

Canadian Imperial Bank of Commerce (CIBC) is a diversified financial institution governed by the *Bank Act* (Canada). CIBC was formed through the amalgamation of the Canadian Bank of Commerce and Imperial Bank of Canada in 1961. Through our four strategic business units (SBUs) – Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets and Direct Financial Services – CIBC provides a full range of financial products and services to 14 million personal banking, business, public sector and institutional clients in Canada, the United States (U.S.) and around the world. Refer to Note 30 for further details on our business units. CIBC is incorporated and domiciled in Canada, with our registered and principal business offices located at CIBC SQUARE, Toronto, Ontario.

Note 1	Basis of preparation and summary of significant accounting policies

Basis of preparation

The consolidated financial statements of CIBC have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These consolidated financial statements also comply with Section 308(4) of the *Bank Act* (Canada) and the requirements of the Office of the Superintendent of Financial Institutions (OSFI).

CIBC has consistently applied the same accounting policies throughout all periods presented.

These consolidated financial statements are presented in millions of Canadian dollars, unless otherwise indicated.

These consolidated financial statements were authorized for issue by the Board of Directors (the Board) on November 29, 2023.

Summary of significant accounting policies

The following paragraphs describe our significant accounting policies.

Use of estimates and assumptions

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the recognized and measured amounts of assets, liabilities, net income, comprehensive income and related disclosures. Significant estimates and assumptions are made in the areas of the valuation of financial instruments, allowance for credit losses, the evaluation of whether to consolidate structured entities (SEs), leases, asset impairment, income taxes, provisions and contingent liabilities, post-employment and other long-term benefit plan assumptions and the valuation of self-managed loyalty points programs. Actual results could differ from these estimates and assumptions.

Basis of consolidation

We consolidate entities over which we have control. We have control over another entity when we have: (i) power to direct relevant activities of the entity; (ii) exposure, or rights, to variable returns from our involvement with the entity; and (iii) the ability to affect those returns through our power over the entity.

Subsidiaries

Subsidiaries are entities over which CIBC has control. Generally, CIBC has control of its subsidiaries through a shareholding of more than 50% of the voting rights, and has significant exposure to the subsidiaries based on its ownership interests of more than 50%. The effects of potential voting rights that CIBC has the practical ability to exercise are considered when assessing whether control exists. Subsidiaries are consolidated from the date control is obtained by CIBC and are deconsolidated from the date control is lost. Consistent accounting policies are applied for all consolidated subsidiaries. Details of our significant subsidiaries are provided in Note 26.

Structured entities

A SE is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the significant relevant activities are directed by contractual arrangements. SEs often have some or all of the following features or attributes: (i) restricted activities; (ii) a narrow and well-defined objective, such as to securitize our own financial assets or third-party financial assets to provide sources of funding or to provide investment opportunities for investors by passing on risks and rewards associated with the assets of the SE to investors; (iii) insufficient equity to permit the SE to finance its activities without subordinated financial support; or (iv) financing in the form of multiple contractually linked instruments to investors that create concentrations of credit or other risks. Examples of SEs include securitization vehicles, asset-backed financings, and investment funds.

When voting rights are not relevant in deciding whether CIBC has power over an entity, particularly for complex SEs, the assessment of control considers all facts and circumstances, including the purpose and design of the investee, its relationship with other parties and each party's ability to make decisions over significant activities, and whether CIBC is acting as a principal or as an agent.

We do not have control over an investee when we are acting as the agent for a third-party. In assessing whether we are an agent we determine (i) the scope of our decision-making authority, (ii) the rights held by other parties, (iii) the remuneration to which we are entitled and (iv) our exposure to variability of returns from other interests that we hold in the investee.

Consolidation conclusions are reassessed whenever there is a change in the specific facts and circumstances relevant to one or more of the three elements of control. Factors that trigger the reassessment include, but are not limited to, significant changes in ownership structure of the entities, changes in contractual or governance arrangements, provision of a liquidity facility beyond the original terms, transactions with the entities that were not contemplated originally and changes in the financing structure of the entities.

Transactions eliminated on consolidation

All intercompany transactions, balances and unrealized gains and losses on transactions are eliminated on consolidation.

Non-controlling interests

Non-controlling interests are presented on the consolidated balance sheet as a separate component of equity that is distinct from CIBC's shareholders' equity. The net income attributable to non-controlling interests is presented separately in the consolidated statement of income.

Associates and joint ventures

We classify investments in entities over which we have significant influence, and that are neither subsidiaries nor joint ventures, as associates. Significant influence is presumed to exist where we hold, either directly or indirectly, between 20% and 50% of the voting rights of an entity, or, in the case of a limited partnership, where CIBC is a co-general partner. Significant influence also may exist where we hold less than 20% of the voting rights of an entity, for example if we have influence over policy-making processes through representation on the entity's Board of Directors, or by other means. Where we are a party to a contractual arrangement whereby we undertake an economic activity that is subject to joint control together with one or more parties, we classify our interest in the venture as a joint venture.

Investments in associates and interests in joint ventures are accounted for using the equity method. Under the equity method, such investments are initially measured at cost, including attributable goodwill and intangible assets, and are adjusted thereafter for the post-acquisition change in our share of the net assets of the investment.

In applying the equity method for an investment that has a different reporting period from that of CIBC, adjustments are made for the effects of any significant events or transactions that occur between the reporting date of the investment and CIBC's reporting date.

Foreign currency translation

Monetary assets and liabilities and non-monetary assets and liabilities measured at fair value that are denominated in foreign currencies are translated into the functional currencies of operations at prevailing exchange rates at the date of the consolidated balance sheet. Revenue and expenses are translated using average monthly exchange rates. Realized and unrealized gains and losses arising from translation into functional currencies are included in the consolidated statement of income, with the exception of unrealized foreign exchange gains and losses on FVOCI equity securities, which are included in AOCI.

Assets and liabilities of foreign operations with a functional currency other than the Canadian dollar, including goodwill and fair value adjustments arising on acquisition, are translated into Canadian dollars at the exchange rates prevailing as at the consolidated balance sheet date, while revenue and expenses of these foreign operations are translated into Canadian dollars at the average monthly exchange rates. Exchange gains and losses arising from the translation of these foreign operations and from the results of hedging the net investment in these foreign operations, net of applicable taxes, are included in Net foreign currency translation adjustments, in AOCI.

Any accumulated exchange gains and losses, including the impact of hedging, and any applicable taxes in AOCI are reclassified into the consolidated statement of income when there is a disposal of a foreign operation, including a partial disposal of a foreign operation that involves the loss of control. On partial disposal of a foreign operation that does not involve the loss of control, the proportionate share of the accumulated exchange gains and losses, including the impact of hedging, and any applicable taxes previously recognized in AOCI are reclassified into the consolidated statement of income.

Accounting for financial instruments

Classification and measurement of financial instruments

All financial assets must be classified at initial recognition as financial instruments mandatorily measured at FVTPL (trading and non-trading), financial instruments measured at amortized cost, debt financial instruments measured at FVOCI, equity financial instruments designated at FVOCI, or financial instruments designated at FVTPL (fair value option), based on the contractual cash flow characteristics of the financial assets and the business model under which the financial assets are managed. All financial assets and derivatives are required to be measured at fair value with the exception of financial assets measured at amortized cost. Financial assets are required to be reclassified when and only when the business model under which they are managed has changed. All reclassifications are to be applied prospectively from the reclassification date.

The classification and measurement model requires that all debt instrument financial assets that do not meet a "solely payment of principal and interest" (SPPI) test, including those that contain embedded derivatives, be classified at initial recognition as FVTPL. The SPPI test is conducted to identify whether the contractual cash flows of a financial instrument are "solely payments of principal and interest" such that any variability in the contractual cash flows is consistent with a "basic lending arrangement". "Principal" for the purpose of this test is defined as the fair value of the financial asset at initial recognition and may change over the life of the financial asset, for example, due to repayments of principal or amortization of the premium/discount. "Interest" for the purpose of this test is defined as the consideration for the time value of money and credit risk, which are the most significant elements of interest within a lending arrangement. Contractual terms that introduce a more than de minimis exposure to risks or volatility in the contractual cash flows that are unrelated to a basic lending arrangement do not give rise to contractual cash flows that are solely payments of principal and interest on the amount outstanding. The intent of the SPPI test is to ensure that debt instruments that contain non-basic lending features, such as conversion options and equity-linked payouts, are measured at FVTPL.

For debt instrument financial assets that meet the SPPI test, classification at initial recognition is determined based on the business model under which these instruments are managed. Debt instruments that are managed on a "held for trading" or "fair value" basis are classified as FVTPL. Debt instruments that are managed on a "hold to collect and for sale" basis are classified as FVOCI for debt. Debt instruments that are managed on a "hold to collect" basis are classified as amortized cost. We consider the following in our determination of the applicable business model for financial assets:

I)   The business purpose of the portfolio;
II) The risks that are being managed and the type of business activities that are being carried out on a day-to-day basis to manage the risks;
III) The basis on which performance of the portfolio is being evaluated; and
IV) The frequency and significance of sales activity.

All equity instrument financial assets are classified at initial recognition as FVTPL unless they are not held with the intent for short-term profit-taking and an irrevocable designation is made to classify the instrument as FVOCI for equities.

Financial liabilities, other than derivatives, obligations related to securities sold short and FVO liabilities, are measured at amortized cost. Derivatives, obligations related to securities sold short and FVO financial liabilities are measured at fair value.

Derivatives are measured at FVTPL, except to the extent that they are designated in a hedging relationship, in which case the International Accounting Standard (IAS) 39 "Financial Instruments: Recognition and Measurement" (IAS 39) hedge accounting requirements continue to apply.

Financial instruments mandatorily measured at FVTPL (trading and non-trading)

Trading financial instruments are mandatorily measured at FVTPL as they are held for trading purposes or are part of a managed portfolio with a pattern of short-term profit-taking. Non-trading financial assets are also mandatorily measured at fair value if their contractual cash flow characteristics do not meet the SPPI test or if they are managed together with other financial instruments on a fair value basis.

Trading and non-trading financial instruments mandatorily measured at FVTPL are remeasured at fair value as at the consolidated balance sheet date. Gains and losses realized on disposition and unrealized gains and losses from changes in fair value are included in Non-interest income as Gains (losses) from financial instruments measured/designated at FVTPL, net. Interest income and dividends earned on trading and non-trading securities and dividends and interest expense incurred on securities sold short are included in Interest income and Interest expense, respectively.

Financial instruments designated at FVTPL (fair value option)

Financial instruments designated at FVTPL are those that we voluntarily designate at initial recognition as instruments that we will measure at fair value through the consolidated statement of income that would otherwise fall into a different accounting category. The FVO designation, once made, is irrevocable and can only be applied if reliable fair values are available, when doing so eliminates or significantly reduces the measurement inconsistency that would otherwise arise from measuring assets or liabilities on a different basis and if certain OSFI requirements pertaining to certain loans are met. Financial liabilities may also be designated at FVTPL when they are part of a portfolio which is managed on a fair value basis, in accordance with our investment strategy, and are reported internally on that basis. Designation at FVTPL may also be applied to financial liabilities that have one or more embedded derivatives that would otherwise require bifurcation. We apply the FVO to certain mortgage commitments.

Gains and losses realized on dispositions and unrealized gains and losses from changes in the fair value of FVO financial instruments are treated in the same manner as financial instruments which are mandatorily measured at FVTPL, except that changes in the fair value of FVO liabilities that are attributable to changes in own credit risk are recognized in OCI. Dividends and interest earned, and interest expense incurred on FVO assets and liabilities are included in Interest income and Interest expense, respectively.

Financial assets measured at amortized cost

Financial assets measured at amortized cost are debt financial instruments with contractual cash flows that meet the SPPI test and are managed on a "hold to collect" basis. These financial assets are recognized initially at fair value plus or minus direct and incremental transaction costs, and are subsequently measured at amortized cost, using the effective interest rate method, net of an allowance for expected credit losses (ECL).

Loans measured at amortized cost include residential mortgages, personal loans, credit cards and most business and government loans. Certain portfolios of treasury securities that are managed on a "hold to collect" basis are also classified as amortized cost. Most deposits with banks, securities purchased under resale agreements, cash collateral on securities borrowed and most customers' liability under acceptances are accounted for at amortized cost.

Debt financial assets measured at FVOCI

Debt financial instruments measured at FVOCI are non-derivative financial assets with contractual cash flows that meet the SPPI test and are managed on a "hold to collect and for sale" basis.

FVOCI debt instruments are measured initially at fair value, plus direct and incremental transaction costs. Subsequent to initial recognition, FVOCI debt instruments are remeasured at fair value, with the exception that changes in ECL allowances in addition to related foreign exchange gains or losses are recognized in the consolidated statement of income. Cumulative gains and losses previously recognized in OCI are transferred from AOCI to the consolidated statement of income when the debt instrument is sold. Realized gains and losses on sale, determined on an average cost basis, and changes in ECL allowances, are included in Gains (losses) from debt securities measured at FVOCI and amortized cost, net in the consolidated statement of income. Interest income from FVOCI debt instruments is included in Interest income. FVOCI debt instruments include our treasury securities which are managed on a "hold to collect and for sale" basis.

A debt financial instrument is classified as impaired (stage 3) when one or more events that have a detrimental impact on the estimated future cash flows of that financial instrument have occurred after its initial recognition. Evidence of impairment includes indications that the borrower is experiencing significant financial difficulty, or a default or delinquency has occurred.

Equity financial instruments designated at FVOCI

Equity financial instruments are measured at FVTPL unless an irrevocable designation is made to measure them at FVOCI. Gains or losses from changes in the fair value of equity instruments designated at FVOCI, including any related foreign exchange gains or losses, are recognized in OCI. Amounts recognized in OCI will not be subsequently recycled to profit or loss, with the exception of dividends that are not considered a return of capital, which are recognized as interest income when received in the consolidated statement of income. Instead, cumulative gains or losses upon derecognition of the equity instrument will be transferred within equity from AOCI to retained earnings and presented in Realized gains (losses) on equity securities designated at FVOCI reclassified to retained earnings in the consolidated statement of changes in equity. Financial assets designated as FVOCI include non-trading equity securities, primarily related to our investment in private companies and certain limited partnerships.

Impairment of financial assets

ECL allowances are recognized on all financial assets that are debt instruments classified either as amortized cost or FVOCI and for all loan commitments and financial guarantees that are not measured at FVTPL. ECL allowances represent credit losses that reflect an unbiased and probability-weighted amount which is determined by evaluating a range of possible outcomes, the time value of money and reasonable and supportable information about past events, current conditions and forecasts of future economic conditions. Forward-looking information is explicitly incorporated into the estimation of ECL allowances, which involves significant judgment (see Note 5 for additional details).

ECL allowances for loans and acceptances are included in Allowance for credit losses on the consolidated balance sheet. ECL allowances for FVOCI debt securities are included as a component of the carrying value of the securities, which are measured at fair value. ECL allowances for other financial assets are included in the carrying value of the instrument. ECL allowances for guarantees and loan commitments are included in Other liabilities.

ECL allowances are measured at amounts equal to either: (i) 12-month ECL; or (ii) lifetime ECL for those financial instruments which have experienced a significant increase in credit risk (SICR) since initial recognition or when there is objective evidence of impairment.

The calculation of ECL allowances is based on the expected value of three probability-weighted scenarios to measure the expected cash shortfalls, discounted at the effective interest rate. A cash shortfall is the difference between the contractual cash flows that are due and the cash flows that we expect to receive. The key inputs in the measurement of ECL allowances are as follows:
- The probability of default (PD) is an estimate of the likelihood of default over a given time horizon;
- The loss given default (LGD) is an estimate of the loss arising in the case where a default occurs at a given time; and
- The exposure at default (EAD) is an estimate of the exposure at a future default date.

Lifetime ECL is the expected credit losses that result from all possible default events over the expected life of a financial instrument. 12-month ECL is the portion of lifetime expected credit losses that represent the expected credit losses that result from default events on the financial instrument that are possible within the 12 months after the reporting date.

Stage migration and significant increase in credit risk
As a result of the requirements above, financial instruments subject to ECL allowances are categorized into three stages.

For performing financial instruments:

Stage 1 is comprised of all performing financial instruments which have not experienced a SICR since initial recognition. We recognize 12 months of ECL for stage 1 financial instruments. In assessing whether credit risk has increased significantly, we compare the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of its initial recognition.

Stage 2 is comprised of all performing financial instruments which have experienced a SICR since initial recognition. We recognize lifetime ECL for stage 2 financial instruments. In subsequent reporting periods, if the credit risk of the financial instrument improves such that there is no longer a SICR since initial recognition, then we revert to recognizing 12 months of ECL as the financial instrument has migrated back to stage 1.

We determine whether a financial instrument has experienced a SICR since its initial recognition on an individual financial instrument basis. Changes in the required ECL allowance, including the impact of financial instruments migrating between stage 1 and stage 2, are recorded in Provision for credit losses in the consolidated statement of income. Significant judgment is required in the application of SICR (see Note 5 for additional details).

Stage 3 financial instruments are those that we have classified as impaired. We recognize lifetime ECL for all stage 3 financial instruments. We classify a financial instrument as impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial instrument have occurred after its initial recognition. Evidence of impairment includes indications that the borrower is experiencing significant financial difficulties, or a default or delinquency has occurred. All financial instruments on which repayment of principal or payment of interest is contractually 90 days in arrears are automatically considered impaired, except for credit card loans, which are classified as impaired and are fully written off when payments are contractually 180 days in arrears or at the earlier of the notice of bankruptcy, settlement proposal, or enlistment of credit counselling services.

A financial instrument is no longer considered impaired when all past due amounts, including interest, have been recovered, and it is determined that the principal and interest are fully collectable in accordance with the original contractual terms or revised market terms of the financial instrument with all criteria for the impaired classification having been remedied.

Financial instruments are written off, either partially or in full, against the related allowance for credit losses when we judge that there is no realistic prospect of future recovery in respect of those amounts. When financial instruments are secured, this is generally after all collateral has been realized or transferred to CIBC, or in certain circumstances, when the net realizable value of any collateral and other available information suggests that there is no reasonable expectation of further recovery. In subsequent periods, any recoveries of amounts previously written off are credited to the provision for credit losses.

Purchased loans
Both purchased performing and purchased credit-impaired loans are initially measured at their acquisition date fair values. As a result of recording these loans at fair value, no allowance for credit losses is recognized in the purchase equation at the acquisition date. Fair value is determined by estimating the principal and interest cash flows expected to be collected and discounting those cash flows at a market rate of interest. At the acquisition date, we classify a loan as performing where we expect timely collection of all amounts in accordance with the original contractual terms of the loan and as credit-impaired where it is probable that we will not be able to collect all contractually required payments.

For purchased performing loans, the acquisition date fair value adjustment on each loan is amortized to interest income over the expected remaining life of the loan using the effective interest rate method. The remaining unamortized amounts relating to those loans are recorded in income in the period that the loan is repaid. ECL allowances are established in Provision for credit losses in the consolidated statement of income immediately after the acquisition date based on classifying each loan in stage 1, since the acquisition date is established as the initial recognition date of purchased performing loans for the purpose of assessing whether a SICR has occurred. Subsequent to the acquisition date, ECL allowances are estimated in a manner consistent with our SICR and impairment policies that we apply to loans that we originate.

For purchased credit-impaired loans, the acquisition date fair value adjustment on each loan consists of management's estimate of the shortfall of principal and interest cash flows expected to be collected and the time value of money. The time value of money component of the fair value adjustment is amortized to interest income over the expected remaining life of the loan using the effective interest rate method. Subsequent to the acquisition date, we regularly re-estimate the expected cash flows for purchased credit-impaired loans. Decreases in the expected cash flows will result in an increase in our ECL allowance. Increases in the expected cash flows will result in a recovery of the ECL allowance. ECL allowances for purchased credit-impaired loans are reported in stage 3.

Originated credit-impaired financial assets
The accounting for originated credit-impaired financial assets operates in a similar manner to the accounting for purchased credit-impaired loans in that originated credit-impaired assets are initially recognized at fair value with no initial ECL allowance as concerns about the collection of future cash flows are instead reflected in the origination date discount. The time value of money component of the discount is amortized to interest income over the expected remaining life of the financial asset using the effective interest rate method. Changes in expectation regarding the contractual cash flows for loans are recognized immediately in Provision for credit losses and for securities are recognized in Gains (losses) from debt securities measured at FVOCI and amortized cost, net.

This accounting generally applies to financial assets that result from debt restructuring arrangements in which a previously impaired financial asset is exchanged for a new financial asset that is either recognized at a fair value that represents a deep discount to par or for which there are significant concerns over the ability to collect the contractual cash flows.

Determination of fair value
Fair value is the price that would be received to sell an asset or paid to transfer a liability between market participants in an orderly transaction in the principal market at the measurement date under current market conditions (i.e., the exit price). Fair value measurements are categorized into three levels within a fair value hierarchy (Level 1, 2 or 3) based upon the market observability of the valuation inputs used in measuring the fair value. See Note 2 for more details about fair value measurement subsequent to initial recognition by type of financial instrument.

Transaction costs

Transaction costs relating to financial instruments mandatorily measured or designated at FVTPL are expensed as incurred. Transaction costs are amortized over the expected life of the instrument using the effective interest rate method for instruments measured at amortized cost and debt instruments measured at FVOCI. For equity instruments designated at FVOCI, transaction costs are included in the instrument's carrying value.

Date of recognition of securities

We account for all securities transactions on our consolidated balance sheet using settlement date accounting.

Effective interest rate

Interest income and expense for all financial instruments measured at amortized cost and for debt securities measured at FVOCI are recognized in Interest income and Interest expense using the effective interest rate method. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument to the net carrying value of the financial asset or liability upon initial recognition. When calculating the effective interest rate, we estimate future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

Fees relating to loan origination, including commitment, restructuring and renegotiation fees, are considered an integral part of the yield earned on the loan and are accounted for using the effective interest rate method. Fees received for commitments that are not expected to result in a loan are included in Non-interest income over the commitment period. Loan syndication fees are included in Non-interest income on completion of the syndication arrangement, provided that the yield on the portion of the loan we retain is at least equal to the average yield earned by the other lenders involved in the financing; otherwise, an appropriate portion of the fee is deferred as unearned income and amortized to interest income using the effective interest rate method.

Interest income is recognized on stage 1 and stage 2 financial assets measured at amortized cost by applying the effective interest rate to the gross carrying amount of the financial instrument. For stage 3 financial instruments, interest income is recognized using the rate of interest used to discount the estimated future cash flows for the purpose of measuring the impairment loss and applied to the net carrying value of the financial instrument.

Securitizations and derecognition of financial assets

Securitization of our own assets provides us with an additional source of liquidity. As we generally retain substantially all of the risks and rewards of the transferred assets, assets remain on the consolidated balance sheet and funding from these transactions is accounted for as Deposits – secured borrowings.

Securitizations to non-consolidated SEs are accounted for as sales, with the related assets being derecognized, only where:
- Our contractual right to receive cash flows from the assets has expired;
- We transfer our contractual rights to receive the cash flows of the financial asset, and have: (i) transferred substantially all the risks and rewards of ownership, or (ii) neither retained nor transferred substantially all the risks and rewards, but have not retained control; or
- The transfer meets the criteria of a qualifying pass-through arrangement.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires. If an existing financial liability is replaced by another liability from the same lender on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference in the respective carrying values is recognized in the consolidated statement of income. The repurchase of a debt instrument is considered an extinguishment of that debt instrument even if we intend to resell the instrument in the near term.

Financial guarantees

Financial guarantees are financial contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts issued by CIBC that are not classified as insurance contracts are initially recognized as a liability at fair value, adjusted for transaction costs that are directly attributable to the issuance of the guarantees, which is generally the premium received or receivable on the date the guarantee was given. Subsequently, financial guarantee liabilities are measured at the higher of the initial fair value, less cumulative amortization, and the applicable ECL allowances. A financial guarantee that qualifies as a derivative is remeasured at fair value as at each reporting date and reported as Derivative instruments in assets or liabilities, as appropriate.

Mortgage commitments

Mortgage interest rate commitments are extended to our retail clients in contemplation of borrowing to finance the purchase of homes under mortgages to be funded by CIBC in the future. These commitments are usually for periods of up to 120 days and generally entitle the borrower to receive funding at the lower of the interest rate at the time of the commitment and the rate applicable at the funding date. We use financial instruments, such as interest rate derivatives, to economically hedge our exposure to an increase in interest rates. Based on our estimate of the commitments expected to be exercised, a financial liability is recognized on our consolidated balance sheet for those commitments where we apply the FVO. We also carry the associated economic hedges at fair value on the consolidated balance sheet. Changes in the fair value of the FVO commitment liability and the associated economic hedges are included in Gains (losses) from financial instruments measured/designated at FVTPL, net. In addition, since the fair value of the commitments is priced into the mortgage, the difference between the mortgage amount and its fair value at funding is recognized in the consolidated statement of income to offset the carrying value of the mortgage commitment that is released upon its expiry.

Offsetting of financial assets and financial liabilities

Financial assets and financial liabilities are offset, and the amount presented net in the consolidated balance sheet, when we have a legally enforceable right to set off the recognized amounts and intend to settle on a net basis or to realize the asset and settle the liability simultaneously.

Acceptances and customers' liability under acceptances

Acceptances constitute a liability of CIBC on negotiable instruments issued to third parties by our customers. We earn a fee for guaranteeing and then making the payment to the third parties. The amounts owed to us by our customers in respect of these guaranteed amounts are reflected in assets as

Customers' liability under acceptances. See the "Interest rate benchmark reform" section below for details on the impact of CDOR cessation on acceptances and customers' liability under acceptances.

Securities purchased under resale agreements and obligations related to securities sold under repurchase agreements

Securities purchased under resale agreements are treated as collateralized lending transactions as they represent the purchase of securities affected with a simultaneous agreement to sell them back at a future date at a fixed price, which is generally near term. Securities subject to these transactions include certain loans that are readily securitizable. The agreements include certain total return swap arrangements that are economically equivalent to resale agreements. These transactions are classified and measured at amortized cost, as they meet the SPPI criteria and are managed under a hold to collect business model, unless they were classified at FVTPL or designated under the FVO. For Securities purchased under resale agreements that are classified at amortized cost, an ECL is applied. Interest income is accrued using the effective interest rate method and is included in Interest income – Securities borrowed or purchased under resale agreements in the consolidated statement of income.

Similarly, securities sold under agreements to repurchase are treated as collateralized borrowing transactions at amortized cost with interest expense accrued using the effective interest rate method and are included in Interest expense – Securities lent or sold under repurchase agreements in the consolidated statement of income. Certain obligations related to securities sold under repurchase agreements are designated at FVTPL under the FVO.

Cash collateral on securities borrowed and securities lent

The right to receive back cash collateral paid and the obligation to return cash collateral received on borrowing and lending of securities, which is generally near term, is recognized as cash collateral on securities borrowed and securities lent, respectively. These transactions are classified and measured at amortized cost as they meet the SPPI criteria and are managed under a hold to collect business model. For Cash collateral on securities borrowed classified at amortized cost, an ECL is applied. Interest income on cash collateral paid and interest expense on cash collateral received together with the security borrowing fees and security lending income are included in Interest income – Securities borrowed or purchased under resale agreements and Interest expense – Securities lent or sold under repurchase agreements, respectively. For securities borrowing and lending transactions where securities are pledged or received as collateral, securities pledged by CIBC remain on the consolidated balance sheet and securities received by CIBC are not recognized on the consolidated balance sheet.

Derivatives

We use derivative instruments for both asset/liability management (ALM) and trading purposes. The derivatives used for ALM purposes allow us to manage financial risks, such as movements in interest and foreign exchange rates, while our derivative trading activities are primarily driven by client activities. We may also take proprietary trading positions within prescribed risk limits with the objective of earning income.

All derivative instruments are recognized initially, and are measured subsequently, at fair value and are reported as assets where they have a positive fair value and as liabilities where they have a negative fair value, in both cases as derivative instruments. Any realized and unrealized gains or losses on derivatives used for trading purposes are recognized immediately in Gains (losses) from financial instruments measured/designated at FVTPL, net. The accounting for derivatives used for ALM purposes depends on whether they qualify for hedge accounting as discussed below.

Fair values of exchange-traded derivatives are based on quoted market prices. Fair values of over-the-counter (OTC) derivatives, including OTC derivatives that are centrally cleared, are obtained using valuation techniques, including discounted cash flow models and option pricing models. See Note 12 for further information on the valuation of derivatives.

Derivatives used for ALM purposes that qualify for hedge accounting

As permitted at the time of transition to IFRS 9 "Financial Instruments" (IFRS 9), we previously elected to continue to apply the hedge accounting requirements of IAS 39.

We apply hedge accounting for derivatives held for ALM purposes that meet specified criteria. There are three types of hedges: fair value, cash flow and hedges of net investments in foreign operations (NIFOs). When hedge accounting is not applied, the change in the fair value of the derivative is recognized in the consolidated statement of income (see the "Derivatives used for ALM purposes that are not designated for hedge accounting" section below).

In order for derivatives to qualify for hedge accounting, the hedge relationship must be designated and formally documented at its inception in accordance with IAS 39. The particular risk management objective and strategy, the specific asset, liability or cash flow being hedged, as well as how hedge effectiveness is assessed, are documented. Hedge effectiveness requires a high correlation of changes in fair values or cash flows between the hedged and hedging items.

We assess the effectiveness of derivatives in hedging relationships, both at inception and on an ongoing basis. Ineffectiveness results to the extent that the change in the fair value of the hedging derivative differs from the change in the fair value of the hedged risk in the hedged item, or the cumulative change in the fair value of the hedging derivative exceeds the cumulative change in the fair value of expected future cash flows of the hedged item. The amount of ineffectiveness of hedging instruments is recognized immediately in the consolidated statement of income.

Interest rate benchmark reform

In response to interest rate benchmark reform, the IASB issued "Interest Rate Benchmark Reform: Amendments to IFRS 9, IAS 39 and IFRS 7" (Phase 1 amendments) in September 2019, and "Interest Rate Benchmark Reform: Phase 2 Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4, and IFRS 16" (Phase 2 amendments) in August 2020. Only the amendments to the classification and measurement sections of IFRS 9, the hedge accounting sections of IAS 39 "Financial Instruments: Recognition and Measurement" (IAS 39), IFRS 7 "Financial Instruments: Disclosures", IFRS 4 "Insurance Contracts", and IFRS 16 "Leases" apply to us since we elected to continue to apply the hedge accounting requirements of IAS 39 upon the adoption of IFRS 9 "Financial Instruments" (IFRS 9). We adopted the Phase 1 and Phase 2 amendments effective November 1, 2019 and November 1, 2020, respectively.

During the period prior to the replacement of Interbank Offered Rates (IBORs), the Phase 1 amendments allow us to continue hedge accounting by assuming that the interest rate benchmarks which are the basis for the hedged risk, the cash flows of the hedged item or the hedging instrument are not altered as a result of the reform. For the bank's cash flow hedges of forecast transactions that are directly impacted by IBOR reform, for the purpose of assessing whether a forecast transaction is highly probable or expected to occur, the amendments allow us to assume that the benchmark interest rate on which the hedged cash flows are based is not altered as a result of IBOR reform. Phase 1 amendments also provide temporary exceptions to allow hedge accounting to continue if a hedge relationship does not meet certain hedge effectiveness assessment criteria solely as a result of IBOR reform.

The Phase 2 amendments address issues once an existing rate is replaced with an alternative rate. The amendments provide temporary relief that allows for hedging relationships to continue upon the replacement of an existing interest rate benchmark with an alternative rate under certain qualifying conditions. The amendments also allow us to redefine the hedged risk to an alternative rate, and to amend the description of the hedged item and the hedging instrument, and the description of how we will assess hedge effectiveness to reflect changes required by the reform without discontinuing the hedge relationship. The amendments also provide temporary relief that allows us to designate an alternative rate as a risk component to hedge provided that we reasonably expect that the alternative rate will become separately identifiable within 24 months of its first designation.

See the "Interest rate benchmark reform" section below for further detail.

Fair value hedges

We designate fair value hedges primarily as part of interest rate risk management strategies that use derivatives to hedge changes in the fair value of financial instruments with fixed interest rates. Changes in fair value attributed to the hedged interest rate risk are accounted for as basis adjustments to the hedged financial instruments and are included in Net interest income. Changes in fair value from the hedging derivatives are also included in Net interest income. Any differences between the two represent hedge ineffectiveness that is included in Net interest income.

Similarly, for hedges of foreign exchange risk, changes in the fair value from the hedging derivatives and non-derivatives are included in FXOTT. Changes in the fair value of the hedged item from the hedged foreign exchange risk are accounted for as basis adjustments and are also included in FXOTT. Any difference between the two represents hedge ineffectiveness.

If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated and the basis adjustment applied to the hedged item is amortized over the remaining term of the hedged item. If the hedged item is derecognized, the unamortized basis adjustment is recognized immediately in the consolidated statement of income.

Cash flow hedges

We designate cash flow hedges as part of interest rate risk management strategies that use derivatives to mitigate our risk from variable cash flows by effectively converting certain variable-rate financial instruments to fixed-rate financial instruments, and as part of foreign exchange rate risk management strategies to hedge forecasted foreign currency denominated cash flows. We also designate cash flow hedges to hedge changes in CIBC's share price in respect of certain cash-settled share-based payment awards.

The effective portion of the change in fair value of the derivative instrument is recognized in OCI until the variability in cash flows being hedged is recognized in the consolidated statement of income in future accounting periods, at which time an appropriate portion of the amount that was in AOCI is reclassified into the consolidated statement of income. The ineffective portion of the change in fair value of the hedging derivative is included in Net interest income, FXOTT, or Non-interest expenses immediately as it arises.

If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated. Upon termination of the hedge relationship, any remaining amount in AOCI remains therein until it is recognized in the consolidated statement of income when the variability in cash flows hedged or the hedged forecast transaction is ultimately recognized in the consolidated statement of income. When the forecasted transaction is no longer expected to occur, the related cumulative gain or loss in AOCI is recognized immediately in the consolidated statement of income.

Hedges of NIFOs with a functional currency other than the Canadian dollar

We may designate NIFO hedges to mitigate the foreign exchange risk on our NIFOs with a functional currency other than the Canadian dollar.

These hedges are accounted for in a similar manner to cash flow hedges. The change in fair value of the hedging instrument relating to the effective portion is recognized in OCI. The change in fair value of the hedging instrument attributable to the forward points and relating to the ineffective portion is recognized immediately in FXOTT. Gains and losses in AOCI are reclassified to the consolidated statement of income upon the disposal or partial disposal of the investment in the foreign operation that involves the loss of control, as explained in the "Foreign currency translation" policy above.

Derivatives used for ALM purposes that are not designated for hedge accounting

The change in fair value of the derivatives not designated as accounting hedges but used to economically hedge FVO assets or liabilities is included in Gains (losses) from financial instruments measured/designated at FVTPL, net. The change in fair value of other derivatives not designated as accounting hedges but used for other economic hedging purposes is included in Non-interest income as FXOTT or Other, as appropriate, or in the case of economic hedges of cash-settled share-based payment obligations, in compensation expense.

Embedded derivatives

Derivatives embedded in financial liabilities are accounted for as separate derivatives when their economic characteristics and risks are not closely related to those of the host instrument and the terms of the embedded derivative represent those of a freestanding derivative in situations where the combined instrument is not classified as FVTPL or FVO. These embedded derivatives, which are classified together with the host instrument on the consolidated balance sheet, are measured at fair value, with changes therein included in the consolidated statement of income. The residual amount of the host liability is accreted to its maturity value through Interest income and Interest expense, respectively, using the effective interest rate method.

Gains at inception on derivatives embedded in financial instruments bifurcated for accounting purposes are not recognized at inception; instead they are recognized over the life of the residual host instrument. Where an embedded derivative is separable from the host instrument but the fair value, as at the acquisition or reporting date, cannot be reliably measured separately or is otherwise not bifurcated, the entire combined contract is measured at FVTPL.

Financial assets with embedded derivatives are classified in their entirety into the appropriate classification at initial recognition through an assessment of the contractual cash flow characteristics of the asset and the business model under which it is managed.

Accumulated other comprehensive income

AOCI is included on the consolidated balance sheet as a separate component of total equity, net of income tax. It includes net unrealized gains and losses on FVOCI debt and equity securities, the effective portion of gains and losses on derivative instruments designated within effective cash flow hedges under IAS 39, unrealized foreign currency translation gains and losses on foreign operations with a functional currency other than the Canadian dollar net of gains or losses on related hedges, net gains (losses) related to fair value changes of FVO liabilities attributable to changes in own credit risk, and net gains (losses) on post-employment defined benefit plans.

Treasury shares

Where we repurchase our own equity instruments, these instruments are treated as treasury shares and are deducted from equity at their cost with any gain or loss recognized in Contributed surplus or Retained earnings as appropriate. No gain or loss is recognized in the consolidated statement of income on the purchase, sale, issue or cancellation of our own equity instruments. Any difference between the carrying value and the consideration, if reissued, is also included in Contributed surplus.

Liabilities and equity

We classify financial instruments as a liability or equity based on the substance of the contractual arrangement. An instrument is classified as a liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities at potentially unfavourable terms. A contract is also classified as a liability if it is a non-derivative and could obligate us to deliver a variable number of our own shares or it is a derivative other than one that can be settled by the delivery of a fixed amount of cash or another financial asset for a fixed number of our own equity instruments. An instrument is classified as equity if it evidences a residual interest in our assets after deducting all liabilities. The components of a compound financial instrument are classified and accounted for separately as assets, liabilities, or equity as appropriate. Incremental costs directly attributable to the issuance of equity instruments are shown in equity, net of income tax.

Property and equipment

Land is recognized initially at cost and is subsequently measured at cost less any accumulated impairment losses. Buildings, furniture, equipment and leasehold improvements are recognized initially at cost and are subsequently measured at cost less accumulated depreciation and any accumulated impairment losses.

Depreciation commences when the assets are available for use and is recognized on a straight-line basis to depreciate the cost of these assets to their estimated residual value over their estimated useful lives. The estimated useful lives are as follows:

- Buildings – 40 years
- Computer equipment – 3 to 7 years
- Office furniture, equipment and other – 4 to 15 years
- Leasehold improvements – over the lesser of the estimated useful life of the asset and the lease term, including reasonably assured renewal periods

Depreciation methods, useful lives and residual values are reviewed at each annual reporting date and are adjusted if appropriate.

Gains and losses on disposal are included in Non-interest income – Other.

Leases

As a lessee, we recognize a right-of-use asset and a corresponding lease liability based on the present value of future lease payments, less any lease incentives receivable, when the lessor makes the leased asset available for use to CIBC, based on the non-cancellable portion of the lease term, adjusted for any renewal or termination options that are reasonably certain to be exercised. Measurement of the right-of-use asset also includes any initial direct costs of procuring the lease, any lease payments made or lease incentives received prior to lease commencement, and the estimated cost of remediating the underlying asset at the end of the lease term. Discount rates are based on the rate implicit in the lease, if determinable, or on CIBC's incremental borrowing rate. Where a property lease contains both a lease and non-lease component, we have elected not to allocate the consideration in the contract to each of the components. Subsequent to initial measurement, CIBC measures the lease liability by increasing the carrying amount to reflect interest on the lease liability based on the discount rate at the time of recognition and reducing the carrying amount to reflect lease payments made during the period, net of any remeasurements for lease reassessment or modifications. The right-of-use asset is measured using the cost model, and amortized on a straight-line basis over the lease term. Right-of-use assets and the corresponding lease liabilities, including asset retirement obligations, are recognized in Property and equipment and Other liabilities, respectively, on our consolidated balance sheet.

The right-of-use asset and the corresponding lease liability are remeasured when there is a change in lease term, a change in the assessment of an option to purchase a leased asset, a change in the expected residual value guarantee (if any), or a change in future lease payments due to a change in the index or rate applicable to the payment. Right-of-use assets are tested for impairment as required under IAS 36 "Impairment of Assets" (IAS 36). Refer to the "Impairment of non-financial assets" policy below. In addition, the evaluation of the useful life for depreciation is assessed under IAS 16 "Property, Plant and Equipment" (IAS 16).

Lease payments for low-value assets, short-term leases and variable leases are systematically recognized in Non-interest expenses based on the nature of the expense.

As an intermediate lessor, we classify a sublease as an operating or finance sublease based on whether substantially all of the risks and rewards related to the underlying right-of-use asset are transferred to the sub-lessee. If classified as a finance sublease, the related right-of-use asset is derecognized and an investment in sublease is recognized, with the difference recognized in the consolidated statement of income as a gain or loss. In measuring the investment in sublease, we apply the head lease discount rate unless the rate implicit in the sublease is determinable. Where a finance sublease includes lease and non-lease components, we allocate the total consideration in the contract to each component based on the standalone prices for each of these components. The investment in sublease is recognized in Other assets on our consolidated balance sheet, and is subsequently measured using the effective interest rate method, with interest income recognized over the term of the sublease. Rental income from operating subleases is recognized on a systematic basis over the lease term.

Goodwill, software and other intangible assets

Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets, liabilities and contingent liabilities acquired in business combinations. Identifiable intangible assets are recognized separately from goodwill when they are separable or arise from contractual or other legal rights, and have fair values that can be reliably measured.

Goodwill is not amortized, but is subject to impairment review at least annually or more frequently if there are indicators that the goodwill may be impaired. Refer to the "Impairment of non-financial assets" policy below.

Intangible assets represent software and customer relationships, core deposit intangibles, investment management contracts, and brand names recognized as part of past acquisitions. Intangible assets with definite useful lives are measured at cost less accumulated amortization and accumulated impairment losses. Each intangible asset is assessed for legal, regulatory, contractual, competitive or other factors to determine if the useful life is definite. Intangible assets with definite useful lives are amortized over their estimated useful lives, which are as follows:

- Software – 5 to 10 years
- Contract-based intangibles – 8 to 15 years
- Core deposit and customer relationship intangibles – 3 to 16 years

Intangible assets with indefinite useful lives are measured at cost less any accumulated impairment losses. Indefinite-life intangible assets are tested for impairment at least annually and whenever there is an indication that the asset may be impaired. Refer to the "Impairment of non-financial assets" policy below.

Impairment of non-financial assets

The carrying values of non-financial assets with definite useful lives, including right-of-use assets, buildings and equipment, and intangible assets with definite useful lives are reviewed to determine whether there is any indication of impairment. Goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired. If any such indication of impairment exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any.

For the purpose of reviewing non-financial assets with definite useful lives for impairment, asset groups are reviewed at their lowest level for which identifiable cash inflows are largely independent of cash inflows of other assets or groups of assets. This grouping is referred to as a cash-generating unit (CGU).

Corporate assets do not generate separate cash inflows. Corporate assets are tested for impairment at the minimum collection of CGUs to which the corporate asset can be allocated reasonably and consistently.

The recoverable amount is the greater of fair value less costs to sell and value in use. Value in use is the present value of the future cash flows expected to be derived from the asset or CGU. If the recoverable amount is less than its carrying value, an impairment loss is recognized in the consolidated statement of income in the period in which it occurs. If an impairment subsequently reverses, the carrying value of the asset is increased to the extent that the carrying value of the underlying assets does not exceed the carrying value that would have been determined, net of depreciation or amortization, if no impairment had been recognized. Any impairment reversal is recognized in the consolidated statement of income in the period in which it occurs.

Goodwill is assessed for impairment based on the group of CGUs expected to benefit from the synergies of the business combination, and the lowest level at which management monitors the goodwill. Any potential goodwill impairment is identified by comparing the recoverable amount of the CGU grouping to which the goodwill is allocated to its carrying value including the allocated goodwill. If the recoverable amount is less than its carrying value, an impairment loss is recognized in the consolidated statement of income in the period in which it occurs. Impairment losses on goodwill are not subsequently reversed if conditions change.

Income taxes

Income tax includes current tax and deferred tax which is recognized in the consolidated statement of income, except to the extent that it relates to items recognized in OCI or directly in equity, in which case it is recognized accordingly.

Current tax is recognized as the tax calculated as payable on the taxable profit for the year, based on the applicable laws of each jurisdiction, using tax rates enacted or substantively enacted as at the reporting date, and any adjustment in respect of previous years. Current tax assets and liabilities are offset when CIBC intends to settle on a net basis and the legal right to offset exists.

Deferred tax is recognized on temporary differences between the carrying value of assets and liabilities on the consolidated balance sheet and the corresponding amounts attributed to such assets and liabilities for tax purposes.

Deferred tax is recognized using the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted as at the reporting date.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different taxable entities which intend to settle current tax liabilities and assets on a net basis or to realize the asset and settle the liability simultaneously.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which deductible temporary differences can be utilized.

Deferred tax is not recognized for taxable temporary differences arising from NIFO's if they are not expected to reverse in the foreseeable future and we expect to control the timing of reversal, deductible temporary differences arising from NIFOs if they are not expected to reverse in the foreseeable future and it is not probable future taxable profits will be available against which these deductible temporary differences can be utilized, temporary differences arising from the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income, or taxable temporary differences on the initial recognition of goodwill.

We are subject to income tax laws in the various jurisdictions where we operate, and the tax laws in those jurisdictions are potentially subject to different interpretations by us and the relevant taxation authority, which gives rise to uncertainty. For tax positions where there is uncertainty regarding the ultimate determination of the tax impact, including positions which are under audit, dispute or appeal, we recognize provisions to consider this uncertainty based on our best estimate of the amount expected to be paid based on an assessment of the relevant factors. Changes in our assessment of these factors could increase or decrease our provision for income taxes in future periods.

Pension and other post-employment benefits

We are the sponsor of a number of employee benefit plans. These plans include both defined benefit and defined contribution pension plans, and various other post-employment benefit plans including post-retirement medical and dental benefits.

Defined benefit plans

The cost of pensions and other post-employment benefits earned by employees is actuarially determined separately for each plan using the projected unit credit method and our best estimate of salary escalation, retirement ages of employees, mortality and expected health-care costs. This represents CIBC's defined benefit obligation, which is measured as at the reporting date. The discount rate used to measure the defined benefit obligation is based on the yield of a portfolio of high-quality corporate bonds denominated in the same currency in which the benefits are expected to be paid and with terms to maturity that, on average, match the terms of the defined benefit obligation.

Plan assets are measured at fair value as at the reporting date.

The net defined benefit asset (liability) represents the present value of the defined benefit obligation less the fair value of plan assets. The net defined benefit asset (liability) is included in Other assets and Other liabilities, respectively.

Current service cost reflects the cost of providing post-employment benefits earned by employees in the current period. Current service cost is calculated as the present value of the benefits attributed to the current year of service and is recognized in the consolidated statement of income. The current service cost is calculated using a separate discount rate to reflect the longer duration of future benefit payments associated with the additional year of service to be earned by the plan's active participants.

Past service costs arising from plan amendments or curtailments are recognized in net income in the period in which they arise.

Net interest income or expense comprises interest income on plan assets and interest expense on the defined benefit obligation. Interest income is calculated by applying the discount rate to the plan assets, and interest expense is calculated by applying the discount rate to the defined benefit obligation. Net interest income or expense is recognized in the consolidated statement of income.

Actuarial gains and losses represent changes in the present value of the defined benefit obligation which result from changes in actuarial assumptions and differences between previous actuarial assumptions and actual experience, and from differences between the actual return on plan assets and assumed interest income on plan assets. Net actuarial gains and losses are recognized in OCI in the period in which they arise and are not subject to subsequent reclassification to net income. Cumulative net actuarial gains and losses are included in AOCI.

When the calculation results in a net defined benefit asset, the recognized asset is limited to the present value of economic benefits available in the form of future refunds from the plan or reductions in future contributions to the plan (the asset ceiling). For plans where we do not have an unconditional right to a refund of surplus, we determine the asset ceiling by reference to future economic benefits available in the form of reductions in future contributions to the plan, in which case the present value of economic benefits is calculated giving consideration to minimum funding requirements for future service that apply to the plan. Where a reduction in future contributions to the plan is not currently realizable at the reporting date, we estimate whether we will have the ability to reduce contributions for future service at some point during the life of the plan by taking into account, among other things, expected future returns on plan assets. If it is anticipated that we will not be able to recover the value of the net defined benefit asset, after considering minimum funding requirements for future service, the net defined benefit asset is reduced to the amount of the asset ceiling.

When the payment in the future of minimum funding requirements related to past service would result in a net defined benefit surplus, or an increase in a net defined benefit surplus, the minimum funding requirements are recognized as a liability to the extent that the surplus would not be fully available as a refund or a reduction in future contributions. Any funded status surplus is limited to the present value of future economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Defined contribution plans
Costs for defined contribution plans are recognized during the year in which the service is provided.

Other long-term employee benefits
CIBC offers other medical and dental benefits to employees while on long-term disability. CIBC also previously sponsored a closed long-term disability income replacement plan that was classified as a long-term defined benefit arrangement before it was settled effective December 2021.

The amount of other long-term employee benefits is actuarially calculated using the projected unit credit method. Under this method, the benefit is discounted to determine its present value. The methodology used to determine the discount rate used to value the long-term employee benefit obligation is consistent with that for pension and other post-employment benefit plans. Actuarial gains and losses and past service costs are recognized in the consolidated statement of income in the period in which they arise.

Share-based payments
We provide compensation to certain employees and directors in the form of share-based awards.

Compensation expense for share-based awards is recognized from the service commencement date to the earlier of the contractual vesting date or the employee's retirement eligible date. For grants regularly awarded in the annual incentive compensation cycle (annual incentive grant), the service commencement date is considered to be the start of the fiscal year that precedes the fiscal year in which the grant is made. The service commencement date in respect of special awards granted outside of the annual cycle is the grant date. The amount of compensation expense recognized is based on management's best estimate of the number of share-based awards expected to vest, including estimates of expected forfeitures, which are revised periodically as appropriate. For the annual incentive grant, compensation expense is recognized from the service commencement date based on the estimated fair value of the forthcoming grant with the estimated fair value adjusted to the actual fair value at the grant date.

Under the Restricted Share Award (RSA) plan, where grants are settled in the cash equivalent of common shares, changes in the obligation which arise from fluctuations in the market price of common shares, net of related hedges, are recognized in the consolidated statement of income as compensation expense in proportion to the award recognized.

Under the Performance Share Unit (PSU) plan, where grants are settled in the cash equivalent of common shares, changes in the obligation which arise from fluctuations in the market price of common shares, and revised estimates of the performance factor, net of related hedges, are recognized in the consolidated statement of income as compensation expense in proportion to the award recognized. The performance factor ranges from 75% to 125% of the initial number of units awarded based on CIBC's performance relative to the other major Canadian banks.

Compensation expense in respect of the Employee Stock Option Plan (ESOP) is based on the grant date fair value. Where the service commencement date precedes the grant date, compensation expense is recognized from the service commencement date based on the estimated fair value of the award at the grant date, with the estimated fair value adjusted to the actual fair value at the grant date. Compensation expense results in a corresponding increase to contributed surplus. If the ESOP award is exercised, the proceeds we receive, together with the amount recognized in Contributed surplus, are credited to common share capital. If the ESOP award expires unexercised, the compensation expense remains in Contributed surplus.

Compensation in the form of Deferred Share Units (DSUs) issued pursuant to the Deferred Share Unit Plan, the Deferred Compensation Plan (DCP), and the Directors' Plan entitles the holder to receive the cash equivalent of a CIBC common share. At the time DSUs are granted, the related expense in respect of the cash compensation that an employee or director would otherwise receive would have been fully recognized. Changes in the obligations which arise from fluctuations in the market price of common shares, net of related hedges, are recognized in the consolidated statement of income as compensation expense for employee DSUs and as Non-interest expense – Other for Directors' DSUs.

Our contributions under the Employee Share Purchase Plan (ESPP) are expensed as incurred.

The impact due to our changes in common share price in respect of cash-settled share-based compensation under the RSA and PSU plans is hedged through the use of derivatives. We designate these derivatives within cash flow hedge accounting relationships. The effective portion of the change in fair value of these derivatives is recognized in OCI and is reclassified into compensation expense, within the consolidated statement of income, over the period that the hedged awards impact the consolidated statement of income. The ineffective portion of the change in fair value of the hedging derivatives is recognized in the consolidated statement of income immediately as it arises.

Provisions and contingent liabilities
Provisions are liabilities of uncertain timing or amount. A provision is recognized when we have a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The provision is recognized as the best estimate of the amount required to settle the obligation at the reporting date, taking into account the risk and uncertainties related to the obligation. Where material, provisions are discounted to reflect the time value of money, and the increase in the obligation due to the passage of time is presented as Interest expense in the consolidated statement of income.

Contingent liabilities are possible obligations that arise from past events whose existence will be confirmed only by the occurrence, or non-occurrence, of one or more uncertain future events not wholly within the control of CIBC, or are present obligations that have arisen from past events but are not recognized because it is not probable that settlement will require the outflow of economic benefits.

Provisions and contingent liabilities are disclosed in the consolidated financial statements.

Earnings per share

We present basic and diluted EPS for our common shares.

Basic EPS is computed by dividing net income for the period attributable to CIBC common shareholders by the weighted-average number of common shares outstanding during the period. The net income attributable to CIBC common shareholders is determined after deducting the after-tax amount of dividends on preferred shares and distributions on other equity instruments, which are accounted for in retained earnings, from the net income attributable to equity shareholders.

Diluted EPS is computed by dividing net income for the period attributable to CIBC common shareholders by the weighted-average number of diluted common shares outstanding for the period. Diluted common shares reflect the potential dilutive effect of the exercise of stock options based on the treasury stock method. For stock options, the treasury stock method determines the number of incremental common shares by assuming that outstanding stock options, whose exercise price is less than the average market price of common shares during the period, are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds from the assumed exercise of the options. Instruments determined to have an antidilutive effect for the period are excluded from the calculation of diluted EPS.

Fee and commission income

The recognition of fee and commission income is determined by the purpose of the fee or commission and the terms specified in the contract with the customer. Revenue is recognized when, or as, a performance obligation is satisfied by transferring control of the service to the customer, in the amount of the consideration to which we expect to be entitled. Revenue may therefore be recognized at a point in time upon completion of the service or over time as the services are provided. When revenue is recognized over time, we are generally required to provide the services each period, such that control of the services is transferred evenly to the customer, and we therefore measure our progress towards completion of the service based upon the time elapsed. For contracts where the transaction price includes variable consideration, revenue is only recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved, which typically occurs by the end of the reporting period. When another party is involved in providing a service to a customer, we determine whether the nature of our performance obligation is that of a principal or an agent. If we control the service before it is transferred to the customer, we are acting as the principal and present revenue separately from the amount paid to the other party; otherwise we are the agent and present revenue net of the amount paid to the other party. Consideration payable to a customer, including cash amounts payable to a customer, credits or other items that can be applied against amounts owing to us, is recognized as a reduction of revenue unless the payment to the customer is in exchange for a distinct good or service, in which case the purchase of the good or service is accounted for in the same way as for other purchases from suppliers. Our performance obligations typically have a term of one year or less, with payment received upon satisfaction of the performance obligation or shortly afterwards, and as a result there is no significant financing component and we do not typically capitalize the costs of obtaining contracts with our customers. Income which forms an integral part of the effective interest rate of a financial instrument is recognized as an adjustment to the effective interest rate.

In addition to these general principles, the following specific policies are also applied:

Underwriting and advisory fees are earned on debt and equity securities placements and transaction-based advisory services. Underwriting fees are typically recognized at the point in time when the transaction is completed. Advisory fees are generally recognized as revenue over the period of the engagement as the related services are provided or at the point in time when the transaction is completed.

Deposit and payment fees arise from personal and business deposit accounts and cash management services. Monthly and annual fees are recognized over the period that the related services are provided. Transactional fees are recognized at the point in time when the related services are provided.

Credit fees consist of loan syndication fees, loan commitment fees, letter of credit fees, banker's acceptance stamping fees, and securitization fees. Credit fees are generally recognized over the period that the related services are provided, except for loan syndication fees, which are typically recognized at the point in time that the financing placement is completed.

Card fees primarily include interchange income, overlimit fees, cash advance fees, and annual fees. Card fees are recognized at the point in time that the related services are provided, except for annual fees, which are recognized over the 12-month period to which they relate. The cost of credit card loyalty points is recognized as a reduction of interchange income when the loyalty points are issued for both self-managed and third-party loyalty points programs. Credit card loyalty point liabilities are recognized for self-managed loyalty point programs and are subject to periodic remeasurement to reflect the expected cost of redemption as this expectation changes over time.

Commissions on securities transactions include brokerage commissions for transactions executed on behalf of clients, trailer fees and mutual fund sales commissions. Brokerage commissions and mutual fund sales commissions are generally recognized at the point in time that the related transaction is executed. Trailer fees are typically calculated based upon the average daily net asset value of the mutual fund units held by clients and are recognized over time as the related services are provided.

Investment management fees are primarily based on the respective value of the assets under management (AUM) or assets under administration (AUA) and are recognized over the period that the related services are provided. Investment management fees relating to our asset management and private wealth management business are generally calculated based on point-in-time AUM balances, and investment management fees relating to our retail brokerage business are generally calculated based on point-in-time AUM or AUA balances. Custodial fees are recognized as revenue over the applicable service period, which is generally the contract term.

Mutual fund fees include management fees and administration fees, which are earned on fund management services and are recognized over the period that the mutual funds are managed based upon a specified percentage of the daily net asset values of the respective mutual funds. In certain circumstances, CIBC may, on a discretionary basis, elect to absorb certain expenses that would otherwise be payable by the mutual funds directly. These expenses are recognized in Non-interest expenses on the consolidated statement of income.

Interest rate benchmark reform

Various interest rate and other indices that are deemed to be "benchmarks" including the London Interbank Offered Rate (LIBOR) are the subject of international regulatory guidance and proposals for reform. Regulators in various jurisdictions have advocated for the transition from IBORs to alternative benchmark rates (alternative rates), based upon risk-free rates determined using actual market transactions. Following the previous announcements by various regulators, the publication of LIBOR settings for all sterling, Japanese yen, Swiss franc and euro, as well as 1-week and 2-month USD LIBOR settings was discontinued on December 31, 2021. The publication of remaining USD LIBOR settings was discontinued on June 30, 2023. Based on the Financial Conduct Authority (FCA) announcement in April 2023, the LIBOR administrator, ICE Benchmark Administration Limited, is continuing for a limited period post June 30, 2023 the publication of the 1-month, 3-month and 6-month USD LIBOR settings on a non-representative synthetic basis to support an orderly wind down of certain legacy contracts.

In December 2021, the Canadian Alternative Reference Rate working group (CARR) recommended to Refinitiv Benchmark Services (UK) Limited (RBSL), the Canadian Dollar Offered Rate (CDOR) administrator, to cease the calculation and publication of CDOR after June 30, 2024 and proposed a two-staged approach to the transition from CDOR to Canadian Overnight Repo Rate Average (CORRA). Following public consultation, on May 16, 2022, RBSL announced that it will permanently cease the publication and calculation of all remaining tenors of CDOR after June 28, 2024. Following this announcement, OSFI published its expectations for CDOR transition which is consistent with the two-stage transition approach proposed by CARR. OSFI expects all new derivatives and securities to transition to the alternative rates by June 30, 2023, with no new CDOR exposures after that date, with limited exceptions. OSFI also expects all loan agreements referencing CDOR to be transitioned by June 28, 2024, and federally regulated financial institutions to prioritize system and model updates to accommodate the use of CORRA prior to June 28, 2024. As part of its transition roadmap, CARR outlined a number of CORRA First initiatives aimed at increasing the liquidity of CORRA. As part of these initiatives, inter-dealer trading of derivatives moved from CDOR to CORRA. Earlier in 2023, CARR announced the development of 1-month and 3-month Term CORRA benchmarks, which were launched on September 5, 2023. In July 2023, CARR announced that no new CDOR or bankers' acceptance loans are to be originated after November 1, 2023. In addition, the Canadian Fixed Income Forum (CFIF) published a white paper in January 2023 on the impact of CDOR cessation on the Bankers' Acceptance market and the potential for alternative instruments, and the Bank of Canada announced in October 2023 that Bankers' Acceptances (BAs) will no longer be issued by major Canadian banks after the cessation of CDOR publication in June 2024 and outlined the CFIF recommendations for the orderly winding down of BAs by June 2024.

The IASB has addressed the impact of IBOR reform on financial reporting by issuing Phase 1 and Phase 2 amendments. We have adopted Phase 1 and Phase 2 amendments effective November 1, 2019 and November 1, 2020, respectively. Phase 1 amendments provide temporary relief for specific hedge accounting requirements to address uncertainties in the period prior to replacement of IBORs, and provide specific disclosure requirements for the affected hedging relationships. Phase 2 amendments address issues that affect financial reporting once an existing rate is replaced with an alternative rate and conclude the IASB's amendments to financial reporting standards due to the effects of interest rate benchmark reform. The Phase 2 amendments permit modifications of amortized cost financial assets and financial liabilities that are made as a direct consequence of IBOR reform and on an economically equivalent basis to be accounted for by updating the effective interest rate prospectively with no immediate gain or loss recognition. See "Derivatives used for ALM purposes that qualify for hedge accounting" for further details on temporary relief provided by the IASB.

As IBORs are widely referenced by large volumes of derivative, loan and cash products, the transition presents a number of risks to us, and the industry as a whole. These transition risks include market risk (as new basis risks emerge), model risk, operational risk (as processes are changed or newly introduced), legal risk (as contracts are revised) and conduct risk (in ensuring clients are adequately informed/prepared). In response to the reforms to interest rate benchmarks, we have established an Enterprise IBOR Transition Program (Program), which is supported by a formal governance structure and dedicated working groups that include stakeholders from frontline businesses as well as functional groups such as Treasury, Technology and Operations, Risk Management, Legal and Finance, to manage and coordinate all aspects of the transition, including the identification and mitigation of the risks. An IBOR Steering Committee has been established with responsibility for oversight and execution of the Program. The IBOR Steering Committee manages the impact of the transition risks through appropriate mitigating actions. We also continue to engage with industry associations to incorporate recent developments into our project plan. The Program provides regular updates to the senior management including the Executive Committee and the Board.

As a part of the Program, we completed the transition of non-USD LIBOR referenced contracts in fiscal 2022 and in the third quarter of 2023, we substantially completed the transition of our USD LIBOR referenced contracts including centrally cleared derivatives, to the alternative rates in a manner that is consistent with regulatory expectations. The FCA's announcement in April 2023, that the LIBOR administrator will continue to publish certain USD LIBOR settings on a non-representative synthetic basis after June 30, 2023 for a limited period to allow market participants to use such rates in legacy contracts, only impacted our debentures amounting to US$48 million (see Note 14 for additional details). Consistent with regulatory expectations, no new derivatives or securities referenced to CDOR were originated after June 30, 2023, with limited permitted exceptions. We are in the process of transitioning our CDOR and BA based contracts to the alternative rates by incorporating appropriate fallback provisions or making amendments to contracts to reference alternative rates, and have developed business processes to support the transition. The Program continues to progress on its CDOR transition plan to ensure an orderly transition and alignment with regulators' expectations. As part of the Program, we continue to engage with industry associations on ongoing developments, and continue to incorporate these into our project plan and make information available to our clients, advising them on recent developments.

The following table presents the approximate notional amounts of our derivatives and the gross outstanding balances of our non-derivative financial assets and financial liabilities that are indexed to CDOR with a maturity date beyond June 28, 2024 that are expected to be affected by IBOR reform.

	Notional/gross outstanding amounts [1][2]	
	October 31, 2023	October 31, 2022
(billions of Canadian dollars)	CDOR	CDOR
	Maturing after June 28, 2024	Maturing after June 28, 2024
Non-derivative financial assets		
Securities	$ 5.6	$ 3.4
Loans and customers' liability under acceptances [3]	30.0	20.0
	35.6	23.4
Non-derivative financial liabilities		
Secured borrowing deposits and subordinated indebtedness [4]	5.0	6.5
Other deposits and acceptances [3]	10.1	7.1
	15.1	13.6
Derivatives [5]	2,093.7	1,757.9

(1) The table excludes undrawn loan commitments. As at October 31, 2023, the total outstanding undrawn loan commitments that are denominated in Canadian dollars and are potentially subject to CDOR transition with a maturity date beyond June 28, 2024 are estimated to be $37.8 billion (2022: $24.7 billion). A portion of these commitments can also be drawn in other benchmark rates.
(2) Includes exposures for which fallback provisions have been incorporated.
(3) Includes exposures referenced to the 1-month and 3-month Bankers' Acceptance rates.
(4) Includes subordinated indebtedness with redemption dates either prior to or after June 28, 2024, which will be repriced based on CDOR and mature after June 28, 2024 to the extent that they are not redeemed.
(5) As at October 31, 2023, the notional amount of our derivatives in designated hedge accounting relationships that are indexed to CDOR with a maturity date beyond June 28, 2024, was approximately $104.2 billion (2022: $151.9 billion). For basis swaps in which both legs are indexed to CDOR, the notional amount of each leg has been included in the table above and in the notional amount of our derivatives in designated hedge accounting relationships that are indexed to CDOR.

Note 2 | Fair value measurement

This note presents the fair values of financial instruments and explains how we determine those values. Note 1, "Basis of preparation and summary of significant accounting policies", sets out the accounting treatment for each measurement category of financial instruments.

Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, between market participants in an orderly transaction in the principal market at the measurement date under current market conditions (i.e., the exit price). The determination of fair value requires judgment and is based on market information, where available and appropriate. Fair value measurements are categorized into three levels within a fair value hierarchy (Level 1, 2 or 3) based on the valuation inputs used in measuring the fair value, as outlined below.

- Level 1 – Unadjusted quoted market prices in active markets for identical assets or liabilities we can access at the measurement date. Bid prices, ask prices or prices within the bid and ask, which are the most representative of the fair value, are used as appropriate to measure fair value. Fair value is best evidenced by an independent quoted market price for the same instrument in an active market. An active market is one where transactions are occurring with sufficient frequency and volume to provide quoted prices on an ongoing basis.
- Level 2 – Quoted prices for identical assets or liabilities in markets that are inactive or observable market quotes for similar instruments, or use of valuation techniques where all significant inputs are observable. Inactive markets may be characterized by a significant decline in the volume and level of observed trading activity or through large or erratic bid/offer spreads. In instances where traded markets do not exist or are not considered sufficiently active, we measure fair value using valuation models.
- Level 3 – Non-observable or indicative prices or use of valuation techniques where one or more significant inputs are non-observable.

For a significant portion of our financial instruments, quoted market prices are not available because of the lack of traded markets, and even where such markets do exist, they may not be considered sufficiently active to be used as a final determinant of fair value. When quoted market prices in active markets are not available, we would consider using valuation models. The valuation model and technique we select maximizes the use of observable market inputs to the extent possible and appropriate in order to estimate the price at which an orderly transaction would take place at the measurement date. In an inactive market, we consider all reasonably available information, including any available pricing for similar instruments, recent arm's-length market transactions, any relevant observable market inputs, indicative dealer or broker quotations, and our own internal model-based estimates.

Valuation adjustments are an integral component of our fair valuation process. We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation. Such factors primarily include, but are not limited to, the bid-offer spreads, illiquidity due to lack of market depth, parameter uncertainty and other market risk, model risk and credit risk of our derivative assets and liabilities, as well as adjustments for valuing our uncollateralized derivative assets and liabilities based on an estimated market cost of funds curve.

Generally, the unit of account for a financial instrument is the individual instrument, and valuation adjustments are applied at an individual instrument level, consistent with that unit of account. In cases where we manage a group of financial assets and liabilities that consist of substantially similar and offsetting risk exposures, the fair value of the group of financial assets and liabilities is measured on the basis of the net open risks.

We apply judgment in determining the most appropriate inputs and the weighting we ascribe to each such input as well as in our selection of valuation methodologies. Regardless of the valuation technique we use, we incorporate assumptions that we believe market participants would make for credit, funding, and liquidity considerations. When the fair value of a financial instrument at inception is determined using a valuation technique that incorporates one or more significant inputs that are non-observable, no inception profit or loss (the difference between the determined fair value and the transaction price) is recognized at the time the asset or liability is initially recorded. Any gains or losses at inception are deferred and recognized only in future periods over the term of the instruments or when the inputs become significantly observable.

We have an ongoing process for evaluating and enhancing our valuation techniques and models. Where enhancements are made, they are applied prospectively, so that fair values reported in prior periods are not recalculated on the new basis. Valuation models used, including analytics for the construction of yield curves and volatility surfaces, are vetted and approved, consistent with our model risk policy.

To ensure that valuations are appropriate, we have established internal guidance on fair value measurement, which is reviewed periodically in recognition of the dynamic nature of markets and the constantly evolving pricing practices in the market. A number of policies and controls are put in place to ensure that the internal guidance on fair value measurement is being applied consistently and appropriately, including independent validation of valuation inputs to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources. Key model inputs, such as yield curves and volatilities, are independently verified. The results from the independent price validation and any valuation adjustments are reviewed by the Independent Price Verification Committee on a monthly basis. This includes, but is not limited to, reviewing fair value adjustments and methodologies, independent price verification results, limits and valuation uncertainty.

Due to the judgment used in applying a wide variety of acceptable valuation techniques and models, as well as the use of estimates inherent in this process, estimates of fair value for the same or similar assets may differ among financial institutions. The calculation of fair value is based on market conditions as at each consolidated balance sheet date and may not be reflective of ultimate realizable value.

Methods and assumptions
Financial instruments with fair value equal to carrying value

For financial instruments that are not carried on the consolidated balance sheet at fair value and where we consider the carrying value to be a reasonable approximation of fair value due to their short-term nature and generally negligible credit risk, the fair values disclosed for these financial instruments are assumed to equal their carrying values. These financial instruments are: cash and non-interest-bearing deposits with banks; short-term interest-bearing deposits with banks; cash collateral on securities borrowed; securities purchased under resale agreements; customers' liability under acceptances; cash collateral on securities lent; obligations related to securities sold under repurchase agreements; acceptances; deposits with demand features; and certain other financial assets and liabilities.

Securities

The fair value of debt or equity securities and obligations related to securities sold short is based on quoted bid or ask market prices where available in an active market.

Securities for which quotes in an active market are not available are valued using all reasonably available market information as described below.

The fair value of government issued or guaranteed securities that are not traded in an active market is calculated by applying valuation techniques such as discounted cash flow models using implied yields derived from the prices of actively traded government securities and most recently observable spread differentials.

The fair value of corporate debt securities is determined using the most recently executed transaction prices, and where appropriate, adjusted to the price of these securities obtained from independent dealers, brokers, and third-party multi-contributor consensus pricing sources. When observable price quotations are not available, fair value is determined based on discounted cash flow models using observable discounting curves such as benchmark and government yield curves and spread differentials observed through independent dealers, brokers, and third-party multi-contributor consensus pricing sources.

Asset-backed securities (ABS) and mortgage-backed securities (MBS) not issued or guaranteed by a government are valued using discounted cash flow models making maximum use of market observable inputs, such as broker quotes on identical or similar securities and other pricing information obtained from third-party pricing sources adjusted for the characteristics and the performance of the underlying collateral. Other key inputs used include prepayment and liquidation rates, credit spreads, and discount rates commensurate with the risks involved. These assumptions factor in information that is derived from actual transactions, underlying reference asset performance, external market research, and market indices, where appropriate.

Privately issued debt and equity securities are valued using recent market transactions, where available. Otherwise, fair values are derived from valuation models using a market or income approach. These models consider various factors, including projected cash flows, earnings, revenue or other third-party evidence as available. The fair value of limited partnership investments is based upon net asset values published by third-party fund managers and is adjusted for more recent information where available and appropriate. The carrying value of *Community Reinvestment Act* equity investments and Federal Home Loan Bank (FHLB) stock approximates fair value.

Loans

The fair value of variable-rate loans and loans for which interest rates are repriced or reset frequently is assumed to be equal to their carrying value. The fair value for fixed-rate loans is estimated using a discounted cash flow calculation that uses market interest rates.

The ultimate fair value of loans disclosed is net of the associated allowance for credit losses. The fair value of loans is not adjusted for the value of any credit derivatives used to manage the credit risk associated with them. The fair value of these credit derivatives is disclosed separately.

Securities purchased under resale agreements or sold under repurchase agreements

The fair values of these contracts are determined using valuation techniques such as the discounted cash flow method using interest rate curves as inputs.

Other assets and other liabilities

Other assets and other liabilities mainly comprise accrued interest receivable or payable, brokers' client accounts receivable or payable, derivative collateral receivable or payable, precious metals and accounts receivable or payable.

The fair values of other assets and other liabilities are primarily assumed to be at cost or amortized cost as we consider the carrying value to be a reasonable approximation of fair value, except for the fair value of precious metals, which is quoted in an active market. Other assets also include investment in bank-owned life insurance carried at the cash surrender value, which is assumed to be a reasonable approximation of fair value.

Deposits

The fair values of floating-rate deposits and demand deposits are assumed to be equal to their amortized cost. The fair value of fixed-rate deposits is determined by discounting the contractual cash flows using either current market interest rates with similar remaining terms or rates estimated using internal models and broker quotes. The fair value of deposit liabilities with embedded optionality includes the fair value of those options. The fair value of equity- and commodity-linked notes includes the fair value of embedded equity and commodity derivatives.

Certain deposits designated at FVTPL are structured notes that have coupons or repayment terms linked to the performance of commodities, debt or equity securities or specific market indices. The fair value of these structured notes is estimated using internally vetted valuation models for the debt and embedded derivative portions of the notes by incorporating market observable prices of the referenced securities or comparable securities, and other inputs such as interest rate yield curves, equity prices or indices, market volatility levels, foreign exchange rates and changes in our own credit risk, where appropriate. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, proxy information from similar transactions, and through extrapolation and interpolation techniques. Appropriate market risk valuation adjustments for such inputs are assessed in all such instances.

The fair value of secured borrowings, which comprises liabilities issued by or as a result of activities associated with the securitization of residential mortgages, the Covered Bond Programme, and consolidated securitization vehicles, is based on identical or proxy market observable quoted bond prices or determined by discounting the contractual cash flows using maximum market observable inputs, such as market interest rates, or credit spreads implied by debt instruments of similar credit quality, as appropriate.

Subordinated indebtedness

The fair value of subordinated indebtedness is determined by reference to market prices for the same or similar debt instruments.

Derivative instruments

The fair value of exchange-traded derivatives such as options and futures is based on quoted market prices. OTC derivatives primarily consist of interest rate swaps, foreign exchange forwards, equity and commodity derivatives, interest rate and currency derivatives, and credit derivatives. For such instruments, where quoted market prices or third-party consensus pricing information are not available, valuation techniques are employed to estimate fair value on the basis of pricing models. Such vetted pricing models incorporate current market measures for interest rates, foreign exchange rates, equity and commodity prices and indices, credit spreads, corresponding market volatility levels, and other market-based pricing factors.

In order to reflect the observed market practice of pricing collateralized and uncollateralized derivatives, our valuation approach uses overnight indexed swap (OIS) curves as the discount rate for valuing collateralized derivatives and uses an estimated market cost of funds curve as the discount rate for valuing uncollateralized derivatives. Uncollateralized derivatives are valued based on an estimated market cost of funds curve, which reduces the fair value of uncollateralized derivative assets incremental to the reduction in fair value for credit risk already reflected through the credit valuation adjustment (CVA). In contrast, the use of a market cost of funds curve reduces the fair value of uncollateralized derivative liabilities in a manner that generally includes adjustments for our own credit. As market practices continue to evolve in regard to derivative valuation, further adjustments may be required in the future.

In addition to reflecting estimated market funding costs in our valuation of uncollateralized derivative receivables, we also consider whether a CVA is required to recognize the risk that any given derivative counterparty may not ultimately be able to fulfill its obligations. The CVA is driven off market-observed credit spreads or proxy credit spreads and our assessment of the net counterparty credit risk (CCR) exposure. In assessing this exposure, we also take into account credit mitigants such as collateral, master netting arrangements, and settlements through clearing houses. As noted above, the fair value of uncollateralized derivative liabilities based on market cost of funding generally includes adjustments for our own credit.

In determining the fair value of complex and customized derivatives, such as equity, credit, and commodity derivatives written in reference to indices or baskets of reference, we consider all reasonably available information including any relevant observable market inputs, third-party consensus pricing inputs, indicative dealer and broker quotations, and our own internal model-based estimates, which are vetted and approved in accordance with our model risk policy, and are regularly and periodically calibrated. The model calculates fair value based on inputs specific to the type of contract, which may include stock prices, correlation for multiple assets, interest rates, foreign exchange rates, yield curves, volatility surfaces, and the probability of early termination. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, proxy information from similar transactions, and through extrapolation and interpolation techniques. Appropriate parameter uncertainty and market risk valuation adjustments for such inputs and other model risk valuation adjustments are assessed in all such instances.

Mortgage commitments

The fair value of mortgage commitments designated at FVTPL is for fixed-rate residential mortgage commitments and is based on changes in market interest rates for the loans between the commitment and the consolidated balance sheet dates. The valuation model takes into account the expected probability that outstanding commitments will be exercised as well as the length of time the commitment is offered.

Fair value of financial instruments

$ millions, as at October 31		Carrying value: Amortized cost	Carrying value: Mandatorily measured at FVTPL	Carrying value: Designated at FVTPL	Carrying value: Fair value through OCI	Carrying value: Total	Fair value	Fair value over (under) carrying value
2023	**Financial assets**							
	Cash and deposits with banks	**$ 55,718**	**$ –**	**$ –**	**$ –**	**$ 55,718**	**$ 55,718**	**$ –**
	Securities	**67,294**	**82,723**	**–**	**61,331**	**211,348**	**209,326**	**(2,022)**
	Cash collateral on securities borrowed	**14,651**	**–**	**–**	**–**	**14,651**	**14,651**	**–**
	Securities purchased under resale agreements	**66,797**	**13,387**	**–**	**–**	**80,184**	**80,184**	**–**
	Loans							
	Residential mortgages	**273,785**	**3**	**–**	**–**	**273,788**	**268,403**	**(5,385)**
	Personal	**44,570**	**–**	**–**	**–**	**44,570**	**44,454**	**(116)**
	Credit card	**17,853**	**–**	**–**	**–**	**17,853**	**17,909**	**56**
	Business and government	**192,856**	**126**	**144**	**–**	**193,126**	**192,727**	**(399)**
	Derivative instruments	**–**	**33,243**	**–**	**–**	**33,243**	**33,243**	**–**
	Customers' liability under acceptances	**10,816**	**–**	**–**	**–**	**10,816**	**10,816**	**–**
	Other assets	**18,651**	**–**	**–**	**–**	**18,651**	**18,651**	**–**
	Financial liabilities							
	Deposits							
	Personal	**$ 225,183**	**$ –**	**$ 13,852**	**$ –**	**$ 239,035**	**$ 238,725**	**$ (310)**
	Business and government	**392,021**	**–**	**20,540**	**–**	**412,561**	**412,983**	**422**
	Bank	**22,296**	**–**	**–**	**–**	**22,296**	**22,296**	**–**
	Secured borrowings	**48,098**	**–**	**1,386**	**–**	**49,484**	**49,353**	**(131)**
	Derivative instruments	**–**	**41,290**	**–**	**–**	**41,290**	**41,290**	**–**
	Acceptances	**10,820**	**–**	**–**	**–**	**10,820**	**10,820**	**–**
	Obligations related to securities sold short	**–**	**18,666**	**–**	**–**	**18,666**	**18,666**	**–**
	Cash collateral on securities lent	**8,081**	**–**	**–**	**–**	**8,081**	**8,081**	**–**
	Obligations related to securities sold under repurchase agreements	**82,403**	**–**	**4,715**	**–**	**87,118**	**87,118**	**–**
	Other liabilities	**18,459**	**119**	**16**	**–**	**18,594**	**18,594**	**–**
	Subordinated indebtedness	**6,483**	**–**	**–**	**–**	**6,483**	**6,561**	**78**
2022	**Financial assets**							
	Cash and deposits with banks	$ 62,193	$ 1,668	$ –	$ –	$ 63,861	$ 63,861	$ –
	Securities	52,484	67,296	–	56,099	175,879	173,663	(2,216)
	Cash collateral on securities borrowed	15,326	–	–	–	15,326	15,326	–
	Securities purchased under resale agreements	53,626	15,587	–	–	69,213	69,213	–
	Loans							
	Residential mortgages	269,409	4	–	–	269,413	262,865	(6,548)
	Personal	44,527	–	–	–	44,527	44,394	(133)
	Credit card	15,695	–	–	–	15,695	15,775	80
	Business and government	186,485	758	205	–	187,448	186,967	(481)
	Derivative instruments	–	43,035	–	–	43,035	43,035	–
	Customers' liability under acceptances	11,574	–	–	–	11,574	11,574	–
	Other assets	26,387	–	–	–	26,387	26,387	–
	Financial liabilities							
	Deposits							
	Personal	$ 220,244	$ –	$ 11,851	$ –	$ 232,095	$ 231,532	$ (563)
	Business and government	383,502	–	13,686	–	397,188	397,145	(43)
	Bank	22,523	–	–	–	22,523	22,523	–
	Secured borrowings	44,110	–	1,656	–	45,766	45,507	(259)
	Derivative instruments	–	52,340	–	–	52,340	52,340	–
	Acceptances	11,586	–	–	–	11,586	11,586	–
	Obligations related to securities sold short	–	15,284	–	–	15,284	15,284	–
	Cash collateral on securities lent	4,853	–	–	–	4,853	4,853	–
	Obligations related to securities sold under repurchase agreements	73,084	–	4,087	–	77,171	77,171	–
	Other liabilities	19,830	102	22	–	19,954	19,954	–
	Subordinated indebtedness	6,292	–	–	–	6,292	6,329	37

Fair value of derivative instruments

$ millions, as at October 31			2023			2022	
		Positive	Negative	Net	Positive	Negative	Net
Held for trading							
Interest rate derivatives							
Over-the-counter	– Forward rate agreements	$ 550	$ 47	$ 503	$ –	$ 1	$ (1)
	– Swap contracts	8,259	16,934	(8,675)	6,688	12,762	(6,074)
	– Purchased options	411	–	411	491	–	491
	– Written options	–	365	(365)	–	354	(354)
		9,220	17,346	(8,126)	7,179	13,117	(5,938)
Exchange-traded	– Futures contracts	–	–	–	3	1	2
	– Purchased options	1	–	1	3	–	3
	– Written options	–	1	(1)	–	–	–
		1	1	–	6	1	5
Total interest rate derivatives		9,221	17,347	(8,126)	7,185	13,118	(5,933)
Foreign exchange derivatives							
Over-the-counter	– Forward contracts	7,395	6,978	417	10,650	11,798	(1,148)
	– Swap contracts	5,423	8,013	(2,590)	8,252	10,198	(1,946)
	– Purchased options	446	–	446	561	–	561
	– Written options	–	364	(364)	–	481	(481)
Total foreign exchange derivatives		13,264	15,355	(2,091)	19,463	22,477	(3,014)
Credit derivatives							
Over-the-counter	– Credit default swap contracts – protection purchased	47	11	36	53	12	41
	– Credit default swap contracts – protection sold	17	52	(35)	6	51	(45)
Total credit derivatives		64	63	1	59	63	(4)
Equity derivatives							
Over-the-counter		2,899	3,396	(497)	2,338	3,110	(772)
Exchange-traded		2,331	2,406	(75)	2,775	3,220	(445)
Total equity derivatives		5,230	5,802	(572)	5,113	6,330	(1,217)
Precious metal and other commodity derivatives							
Over-the-counter		2,874	1,791	1,083	8,163	2,989	5,174
Exchange-traded		154	251	(97)	118	1,301	(1,183)
Total precious metal and other commodity derivatives		3,028	2,042	986	8,281	4,290	3,991
Total held for trading		30,807	40,609	(9,802)	40,101	46,278	(6,177)
Held for ALM							
Interest rate derivatives							
Over-the-counter	– Forward rate agreements	1	–	1	696	62	634
	– Swap contracts	179	(1,752)	1,931	391	1,194	(803)
	– Purchased options	6	1	5	1	–	1
	– Written options	–	3	(3)	–	10	(10)
Total interest rate derivatives		186	(1,748)	1,934	1,088	1,266	(178)
Foreign exchange derivatives							
Over-the-counter	– Forward contracts	23	63	(40)	29	129	(100)
	– Swap contracts	2,222	2,259	(37)	1,805	4,623	(2,818)
Total foreign exchange derivatives		2,245	2,322	(77)	1,834	4,752	(2,918)
Equity derivatives							
Over-the-counter		5	107	(102)	12	44	(32)
Total equity derivatives		5	107	(102)	12	44	(32)
Total held for ALM		2,436	681	1,755	2,934	6,062	(3,128)
Total fair value		33,243	41,290	(8,047)	43,035	52,340	(9,305)
Less: effect of netting		(21,787)	(21,787)	–	(25,999)	(25,999)	–
		$ 11,456	$ 19,503	$ (8,047)	$ 17,036	$ 26,341	$ (9,305)

Financial assets and liabilities not carried on the consolidated balance sheet at fair value

The table below presents the fair values by level within the fair value hierarchy for those financial instruments in which fair value is not assumed to equal the carrying value:

	Level 1		Level 2		Level 3			
	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs		**Total**	Total
$ millions, as at October 31	**2023**	2022	**2023**	2022	**2023**	2022	**2023**	2022
Financial assets								
Amortized cost securities	$ –	$ –	$ 64,530	$ 49,576	$ 742	$ 692	$ 65,272	$ 50,268
Loans								
Residential mortgages	–	–	–	–	268,400	262,861	268,400	262,861
Personal	–	–	–	–	44,454	44,394	44,454	44,394
Credit card	–	–	–	–	17,909	15,775	17,909	15,775
Business and government	–	–	–	–	192,457	186,004	192,457	186,004
Financial liabilities								
Deposits								
Personal	$ –	$ –	$ 82,701	$ 62,636	$ 2,242	$ 1,899	$ 84,943	$ 64,535
Business and government	–	–	187,216	179,182	5,796	1,766	193,012	180,948
Bank	–	–	9,079	10,724	–	–	9,079	10,724
Secured borrowings	–	–	43,996	40,913	3,971	2,938	47,967	43,851
Subordinated indebtedness	–	–	6,561	6,329	–	–	6,561	6,329

Financial instruments carried on the consolidated balance sheet at fair value

The table below presents the fair values of financial instruments by level within the fair value hierarchy:

$ millions, as at October 31	Level 1 Quoted market price 2023	2022	Level 2 Valuation technique – observable market inputs 2023	2022	Level 3 Valuation technique – non-observable market inputs 2023	2022	Total 2023	Total 2022
Financial assets								
Deposits with banks	$ –	$ –	$ –	$ 1,668	$ –	$ –	$ –	$ 1,668
Debt securities mandatorily measured and designated at FVTPL								
Government issued or guaranteed	4,194	2,611	25,128	25,539	–	–	29,322	28,150
Corporate debt	–	–	4,455	3,609	–	2	4,455	3,611
Mortgage- and asset-backed	–	–	3,056	3,656	151	207	3,207	3,863
	4,194	2,611	32,639	32,804	151	209	36,984	35,624
Loans mandatorily measured at FVTPL								
Business and government	–	–	126	276	144 [1]	687 [1]	270	963
Residential mortgages	–	–	3	4	–	–	3	4
	–	–	129	280	144	687	273	967
Debt securities measured at FVOCI								
Government issued or guaranteed	3,468	4,888	48,717	42,200	–	–	52,185	47,088
Corporate debt	–	–	6,658	6,967	–	–	6,658	6,967
Mortgage- and asset-backed	–	–	1,916	1,522	–	–	1,916	1,522
	3,468	4,888	57,291	50,689	–	–	60,759	55,577
Corporate equity mandatorily measured at FVTPL and designated at FVOCI	44,852	30,962	872	773	587	459	46,311	32,194
Securities purchased under resale agreements measured at FVTPL	–	–	18,387	15,587	–	–	18,387	15,587
Derivative instruments								
Interest rate	1	6	9,385	8,249	21	18	9,407	8,273
Foreign exchange	–	–	15,509	21,297	–	–	15,509	21,297
Credit	–	–	18	14	46	45	64	59
Equity	2,331	2,776	2,900	2,345	4	4	5,235	5,125
Precious metal and other commodity	15	94	3,013	8,187	–	–	3,028	8,281
	2,347	2,876	30,825	40,092	71	67	33,243	43,035
Total financial assets	$ 54,861	$ 41,337	$ 140,143	$ 141,893	$ 953	$ 1,422	$ 195,957	$ 184,652
Financial liabilities								
Deposits and other liabilities [2]	$ –	$ –	$ (35,671)	$ (26,908)	$ (242)	$ (409)	$ (35,913)	$ (27,317)
Obligations related to securities sold short	(6,265)	(5,499)	(12,401)	(9,785)	–	–	(18,666)	(15,284)
Obligations related to securities sold under repurchase agreements	–	–	(4,715)	(4,087)	–	–	(4,715)	(4,087)
Derivative instruments								
Interest rate	(1)	(1)	(13,781)	(12,850)	(1,817)	(1,533)	(15,599)	(14,384)
Foreign exchange	–	–	(17,677)	(27,229)	–	–	(17,677)	(27,229)
Credit	–	–	(11)	(13)	(52)	(50)	(63)	(63)
Equity	(2,406)	(3,220)	(3,498)	(3,151)	(5)	(3)	(5,909)	(6,374)
Precious metal and other commodity	(68)	(365)	(1,974)	(3,925)	–	–	(2,042)	(4,290)
	(2,475)	(3,586)	(36,941)	(47,168)	(1,874)	(1,586)	(41,290)	(52,340)
Total financial liabilities	$ (8,740)	$ (9,085)	$ (89,728)	$ (87,948)	$ (2,116)	$ (1,995)	$ (100,584)	$ (99,028)

(1) Includes $144 million related to loans designated at FVTPL (2022: $205 million).
(2) Comprises deposits designated at FVTPL of $35,639 million (2022: $26,802 million), net bifurcated embedded derivative liabilities of $139 million (2022: net bifurcated embedded derivative liabilities of $391 million), other liabilities designated at FVTPL of $16 million (2022: $22 million), and other financial liabilities measured at fair value of $119 million (2022: $102 million).

Transfers between levels in the fair value hierarchy are deemed to have occurred at the beginning of the year in which the transfer occurred. Transfers between levels can occur as a result of additional or new information regarding valuation inputs and changes in their observability. During the year, we transferred $650 million of securities mandatorily measured at FVTPL (2022: $1,287 million) from Level 1 to Level 2 and nil (2022: nil) from Level 2 to Level 1, $933 million of securities sold short (2022: $4,532 million) from Level 1 to Level 2 and nil (2022: nil) from Level 2 to Level 1 due to changes in the observability of the inputs used to value these securities. In addition, transfers between Level 2 and Level 3 were made during 2023 and 2022, primarily due to changes in the assessment of the observability of certain correlation, market volatility and probability inputs that were used in measuring the fair value of our fair value option liabilities and derivatives.

The following table presents the changes in fair value of financial assets and liabilities in Level 3. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.

		Net gains (losses) included in income (1)							
$ millions, for the year ended October 31	Opening balance	Realized (2)	Unrealized (2)(3)	Net gains (losses) included in OCI (4)	Transfer in to Level 3	Transfer out of Level 3	Purchases/ Issuances	Sales/ Settlements	Closing balance
2023									
Debt securities mandatorily measured and designated at FVTPL									
Corporate debt	**$ 2**	**$ –**	**$ –**	**$ –**	**$ –**	**$ –**	**$ –**	**$ (2)**	**$ –**
Mortgage- and asset-backed	**207**	**–**	**–**	**–**	**–**	**–**	**159**	**(215)**	**151**
Loans mandatorily measured at FVTPL									
Business and government	**687**	**–**	**6**	**(2)**	**–**	**–**	**–**	**(547)**	**144**
Corporate equity mandatorily measured at FVTPL and designated at FVOCI	**459**	**6**	**53**	**16**	**–**	**–**	**213**	**(160)**	**587**
Derivative instruments									
Interest rate	**18**	**–**	**–**	**–**	**–**	**(10)**	**12**	**1**	**21**
Foreign exchange	**–**	**–**	**24**	**–**	**–**	**(24)**	**–**	**–**	**–**
Credit	**45**	**(3)**	**5**	**–**	**–**	**–**	**–**	**(1)**	**46**
Equity	**4**	**1**	**–**	**–**	**4**	**(2)**	**5**	**(8)**	**4**
Total assets	**$ 1,422**	**$ 4**	**$ 88**	**$ 14**	**$ 4**	**$ (36)**	**$ 389**	**$ (932)**	**$ 953**
Deposits and other liabilities (5)	**$ (409)**	**$ (40)**	**$ 85**	**$ –**	**$ (2)**	**$ 1**	**$ (129)**	**$ 252**	**$ (242)**
Derivative instruments									
Interest rate	**(1,533)**	**–**	**(728)**	**–**	**–**	**407**	**(11)**	**48**	**(1,817)**
Credit	**(50)**	**3**	**(5)**	**–**	**–**	**–**	**–**	**–**	**(52)**
Equity	**(3)**	**–**	**(1)**	**–**	**(5)**	**6**	**(3)**	**1**	**(5)**
Total liabilities	**$ (1,995)**	**$ (37)**	**$ (649)**	**$ –**	**$ (7)**	**$ 414**	**$ (143)**	**$ 301**	**$ (2,116)**
2022									
Debt securities mandatorily measured and designated at FVTPL									
Corporate debt	$ 2	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ 2
Mortgage- and asset-backed	55	–	–	–	–	–	205	(53)	207
Loans mandatorily measured at FVTPL									
Business and government	1,038	–	(15)	59	–	–	58	(453)	687
Corporate equity mandatorily measured at FVTPL and designated at FVOCI	396	11	53	(21)	–	–	102	(82)	459
Derivative instruments									
Interest rate	35	–	(46)	–	27	–	1	1	18
Credit	49	(8)	4	–	–	–	–	–	45
Equity	13	1	(2)	–	12	(21)	3	(2)	4
Total assets	$ 1,588	$ 4	$ (6)	$ 38	$ 39	$ (21)	$ 369	$ (589)	$ 1,422
Deposits and other liabilities (5)	$ (742)	$ (68)	$ 58	$ –	$ –	$ 3	$ (131)	$ 471	$ (409)
Derivative instruments									
Interest rate	(136)	–	(1,288)	–	–	11	(95)	(25)	(1,533)
Credit	(54)	8	(4)	–	–	–	–	–	(50)
Equity	(77)	4	(15)	–	(1)	75	(5)	16	(3)
Total liabilities	$ (1,009)	$ (56)	$ (1,249)	$ –	$ (1)	$ 89	$ (231)	$ 462	$ (1,995)

(1) Cumulative AOCI gains or losses related to equity securities designated at FVOCI are reclassified from AOCI to retained earnings at the time of disposal or derecognition.
(2) Includes foreign currency gains and losses related to debt securities measured at FVOCI.
(3) Comprises unrealized gains and losses relating to these assets and liabilities held at the end of the reporting year.
(4) Foreign exchange translation on loans mandatorily measured at FVTPL held by foreign operations and denominated in the same currency as the foreign operations is included in OCI.
(5) Includes deposits designated at FVTPL of $115 million (2022: $70 million), net bifurcated embedded derivative liabilities of $111 million (2022: net bifurcated embedded derivative liabilities of $317 million) and other liabilities designated at FVTPL of $14 million (2022: $22 million).

Quantitative information about significant non-observable inputs

Valuation techniques using one or more non-observable inputs are used for a number of financial instruments. The following table discloses the valuation techniques and quantitative information about the significant non-observable inputs used in Level 3 financial instruments:

$ millions, as at October 31	2023	Valuation techniques	Key non-observable inputs	Range of inputs Low	Range of inputs High
Securities mandatorily measured and designated at FVTPL					
Mortgage- and asset-backed	$ 151	Discounted cash flow	Credit spread	6.6 %	7.2 %
		Market proxy or direct broker quote	Market proxy or direct broker quote	0.5 %	0.5 %
Corporate equity mandatorily measured at FVTPL and designated at FVOCI Limited partnerships and private companies	587	Adjusted net asset value [1]	Net asset value [2]	n/a	n/a
		Valuation multiple	Earnings multiple	9.8 x	16.3 x
		Proxy share price	Proxy share price	n/a	n/a
Loans mandatorily measured at FVTPL Business and government	144	Discounted cash flow	Credit spread	2.1 %	2.1 %
Derivative instruments Interest rate	21	Proprietary model [3]	n/a	n/a	n/a
		Option model	Market volatility	57.2 %	143.3 %
			Probability assumption	100.0 %	100.0 %
Credit	46	Market proxy or direct broker quote	Market proxy or direct broker quote	34.3 %	34.3 %
Equity	4	Option model	Market correlation	41.8 %	96.3 %
Total assets	**$ 953**				
Deposits and other liabilities Deposits designated at FVTPL and net bifurcated embedded derivative liabilities	$ (226)	Option model	Market volatility	15.1 %	19.1 %
			Market correlation	(100.0)%	100.0 %
Other liabilities designated at FVTPL	(16)	Option model	Funding ratio	34.5 %	34.5 %
Derivative instruments Interest rate	(1,817)	Proprietary model [3]	n/a	n/a	n/a
		Option model	Market volatility	57.2 %	143.3 %
			Probability assumption	100.0 %	100.0 %
Credit	(52)	Market proxy or direct broker quote	Market proxy or direct broker quote	34.3 %	34.3 %
Equity	(5)	Option model	Market correlation	36.8 %	98.4 %
Total liabilities	**$ (2,116)**				

(1) Adjusted net asset value is determined using reported net asset values obtained from the fund manager or general partner of the limited partnership or the limited liability company and may be adjusted for current market levels where appropriate.
(2) The range of net asset value price or proxy share price has not been disclosed due to the wide range and diverse nature of the investments.
(3) Using valuation techniques that we consider to be non-observable.
n/a Not applicable.

Sensitivity of Level 3 financial assets and liabilities

The following section describes the significant non-observable inputs identified in the table above, the interrelationships between those inputs, where applicable, and the change in fair value if changing one or more of the non-observable inputs within a reasonably possible range would impact the fair value significantly.

The fair value of our limited partnerships is determined based on the net asset value provided by the fund managers, adjusted as appropriate. The fair value of limited partnerships is sensitive to changes in the net asset value, and by adjusting the net asset value within a reasonably possible range, the aggregate fair value of our limited partnerships would increase or decrease by $138 million (2022: $109 million).

While our standalone derivatives are recorded as derivative assets or derivative liabilities, our derivatives embedded in our structured note deposit liabilities or deposit liabilities designated at FVTPL are recorded within deposits and other liabilities. The determination of the fair value of certain Level 3 embedded derivatives and certain standalone derivatives requires significant assumptions and judgment to be applied to both the inputs and the valuation techniques employed. These derivatives are sensitive to long-dated market volatility and correlation inputs, which we consider to be non-observable. Market volatility is a measure of the anticipated future variability of a market price and is an important input for pricing options, which are inherent in many of our Level 3 derivatives. A higher market volatility generally results in a higher option price, with all else held constant, due to the higher probability of obtaining a greater return from the option, and results in an increase in the fair value of our Level 3 derivatives. Correlation inputs are used to value those derivatives where the payout is dependent upon more than one market price. For example, the payout of an equity basket option is based upon the performance of a basket of stocks, and the interrelationships between the price movements of those stocks. A positive correlation implies that two inputs tend to change the fair value in the same direction, while a negative correlation implies that two inputs tend to change the fair value in the opposite direction. Changes in market correlation could result in an increase or a decrease in the fair value of our Level 3 derivatives and embedded derivatives. By adjusting the non-observable inputs by reasonably alternative amounts, the fair value of our net Level 3 standalone derivatives and embedded derivatives would increase by $105 million or decrease by $99 million (2022: increase by $128 million or decrease by $127 million).

For certain interest rate and foreign exchange derivatives, the probability of early termination was a significant Level 3 valuation input. By increasing the probability of early termination by 10%, the fair value of those derivatives in an asset position would decrease by less than $1 million, while the fair value of those derivatives in a liability position would decrease by up to $53 million.

Financial instruments designated at FVTPL

Financial assets designated at FVTPL include certain debt securities and loans that were designated at FVTPL on the basis of being managed together with derivatives to eliminate or significantly reduce financial risks.

Deposits and other liabilities designated at FVTPL include:
- Certain business and government deposit liabilities, certain secured borrowings and certain obligations related to securities sold under repurchase agreements that are economically hedged with derivatives and other financial instruments, and certain financial liabilities that have one or more embedded derivatives that significantly modify the cash flows of the host liability but are not bifurcated from the host instrument; and
- Our mortgage commitments to retail clients to provide mortgages at fixed rates that are economically hedged with derivatives and other financial instruments.

The carrying value of our securities designated at FVTPL represents our maximum exposure to credit risk related to these assets designated at FVTPL. The change in fair value attributable to change in credit risk of these assets designated at FVTPL during the year is insignificant (2022: insignificant). The fair value of a liability designated at FVTPL reflects the credit risk relating to that liability. For those liabilities designated at FVTPL for which we believe changes in our credit risk would impact the fair value from the note holders' perspective, the related fair value changes were recognized in OCI. Changes in fair value attributable to changes in our own credit are measured as the difference between: (i) the period-over-period change in the present value of the expected cash flows using a discount curve adjusted for our own credit; and (ii) the period-over-period change in the present value of the same expected cash flows using a discount curve based on the benchmark curve adjusted for our own credit as implied at inception of the liability designated at FVTPL. The pre-tax impact of changes in CIBC's own credit risk on our liabilities designated at FVTPL was losses of $144 million for the year and gains of $211 million cumulatively (2022: gains of $355 million for the year and gains of $316 million cumulatively). A net loss of $10 million, net of hedges (2022: a net gain of $81 million), was realized for assets designated at FVTPL and liabilities designated at FVTPL, which is included in the consolidated statement of income under Gains (losses) from financial instruments measured/designated at FVTPL, net.

The estimated contractual amount payable at maturity of deposits designated at FVTPL, which is based on the par value and the intrinsic value of the applicable embedded derivatives, is $4,332 million higher (2022: $3,576 million higher) than its fair value. The intrinsic value of the embedded derivatives reflects the structured payoff of certain FVO deposit liabilities, which we hedge economically with derivatives and other FVTPL financial instruments.

Note 3 | Significant transactions

2023

Sale of certain banking assets in the Caribbean

On October 12, 2021, FirstCaribbean International Bank Limited (CIBC FirstCaribbean) announced that it had entered into agreements to sell its banking assets in Aruba, St. Vincent, St. Kitts, Grenada and Dominica. The sales of banking assets in Aruba, St. Vincent and Grenada were completed in February 2022, March 2023 and July 2023, respectively. The proposed transactions in St. Kitts and Dominica did not proceed and CIBC FirstCaribbean ceased its operations in Dominica on January 31, 2023. The impacts of these transactions and closures were not material.

On October 31, 2023, CIBC FirstCaribbean announced that it had entered into an agreement to sell its banking assets in Curaçao and Sint Maarten. The transactions are subject to regulatory approvals and other closing conditions, which are expected to be finalized in fiscal 2024. The impacts upon closing are not expected to be material.

2022

Acquisition of Canadian Costco credit card portfolio

On March 4, 2022, we completed the acquisition of the Canadian Costco credit card portfolio, which had an outstanding balance of $2.9 billion, for cash consideration of $3.1 billion. We have also entered into a long-term agreement under which we have become the exclusive issuer of Costco-branded MasterCard credit cards in Canada. The combined transaction was accounted for as an asset acquisition and included in our Canadian Personal and Business Banking SBU. On the acquisition date, we recognized credit card receivables at their fair value of $2.8 billion and an intangible asset for the purchased credit card relationships. During the fourth quarter of 2022, we finalized the purchase consideration and recognized a reduction in the intangible asset to its fair value of $236 million.

Note 4 | Securities

Securities

$ millions, as at October 31		2023		2022
Securities measured and designated at FVOCI	$	**61,331**	$	56,099
Securities measured at amortized cost [1]		**67,294**		52,484
Securities mandatorily measured and designated at FVTPL		**82,723**		67,296
	$	**211,348**	$	175,879

(1) During the year, less than $1 million of amortized cost debt securities were disposed of, generally shortly before their maturity, resulting in a realized gain of nil (2022: a realized gain of less than $1 million).

	Residual term to contractual maturity										2023 Total		2022 Total	
$ millions, as at October 31	Within 1 year		1 to 5 years		5 to 10 years		Over 10 years		No specific maturity					
	Carrying value	Yield [1]	Carrying value	Yield [1]	Carrying value	Yield [1]	Carrying value	Yield [1]	Carrying value	Yield [1]	Carrying value	Yield [1]	Carrying value	Yield [1]
Debt securities measured at FVOCI														
Securities issued or guaranteed by:														
Canadian federal government	$ 1,557	5.1 %	$ 8,156	4.7 %	$ 1,184	4.3 %	$ –	– %	$ –	– %	$ 10,897	4.7 %	$ 10,639	3.6 %
Other Canadian governments	114	5.4	1,580	4.1	11,573	4.2	218	3.4	–	–	13,485	4.2	17,452	3.6
U.S. Treasury and agencies	3,995	3.7	18,051	3.7	118	1.5	–	–	–	–	22,164	3.7	11,959	1.7
Other foreign governments	2,863	3.9	2,625	5.5	120	5.5	31	6.2	–	–	5,639	4.7	7,038	2.8
Mortgage-backed securities [2]	99	5.4	100	4.0	322	2.9	457	5.6	–	–	978	4.5	1,163	3.3
Asset-backed securities	161	5.6	–	–	69	7.9	708	6.9	–	–	938	6.8	359	5.5
Corporate debt	591	2.7	5,513	5.3	542	5.4	12	4.1	–	–	6,658	5.1	6,967	3.2
	$ 9,380		$ 36,025		$ 13,928		$ 1,426		$ –		$ 60,759		$ 55,577	
Securities measured at amortized cost														
Securities issued or guaranteed by:														
Canadian federal government	$ 642	1.3 %	$ 1,787	2.3 %	$ 812	4.7 %	$ –	– %	$ –	– %	$ 3,241	2.7 %	$ 2,212	1.8 %
Other Canadian governments	1,283	4.4	9,338	3.8	9,278	4.8	230	4.8	–	–	20,129	4.3	14,472	3.5
U.S. Treasury and agencies	4,200	3.3	25,011	1.9	3,061	3.6	–	–	–	–	32,272	2.3	26,851	1.5
Other foreign governments	127	0.5	787	3.3	462	1.5	154	2.6	–	–	1,530	2.5	1,181	1.7
Mortgage-backed securities [3]	275	3.3	3,576	3.9	1,051	2.3	384	2.9	–	–	5,286	3.5	3,637	1.9
Asset-backed securities	421	5.1	134	5.0	360	5.2	103	8.1	–	–	1,018	5.4	490	4.4
Corporate debt	447	5.3	3,304	2.9	67	4.4	–	–	–	–	3,818	3.2	3,641	2.7
	$ 7,395		$ 43,937		$ 15,091		$ 871		$ –		$ 67,294		$ 52,484	
Securities mandatorily measured and designated at FVTPL														
Securities issued or guaranteed by:														
Canadian federal government	$ 4,766		$ 3,445		$ 1,355		$ 1,736		$ –		$ 11,302		$ 10,822	
Other Canadian governments	1,303		1,048		885		4,392		–		7,628		8,634	
U.S. Treasury and agencies	1,037		3,753		909		346		–		6,045		5,206	
Other foreign governments	3,085		1,231		31		–		–		4,347		3,488	
Mortgage-backed securities [4]	398		2,301		199		–		–		2,898		2,878	
Asset-backed securities	148		158		–		3		–		309		985	
Corporate debt	1,360		1,986		801		308		–		4,455		3,611	
	$ 12,097		$ 13,922		$ 4,180		$ 6,785		$ –		$ 36,984		$ 35,624	
Corporate equity mandatorily measured at FVTPL and designated at FVOCI	$ –	– %	$ –	– %	$ –	– %	$ –	– %	$ 46,311	n/m	$ 46,311	n/m	$ 32,194	n/m
Total securities [5]	$ 28,872		$ 93,884		$ 33,199		$ 9,082		$ 46,311		$ 211,348		$ 175,879	

(1) Represents the weighted-average yield, which is determined by applying the weighted average of the yields of individual fixed income securities.
(2) Includes securities backed by mortgages insured by the Canada Mortgage and Housing Corporation (CMHC), with amortized cost of $220 million (2022: $192 million) and fair value of $220 million (2022: $193 million); securities issued by Federal National Mortgage Association (Fannie Mae), with amortized cost of $356 million (2022: $439 million) and fair value of $334 million (2022: $416 million); securities issued by Federal Home Loan Mortgage Corporation (Freddie Mac), with amortized cost of $134 million (2022: $190 million) and fair value of $124 million (2022: $180 million); and securities issued by Government National Mortgage Association, a U.S. government corporation (Ginnie Mae), with amortized cost of $311 million (2022: $381 million) and fair value of $300 million (2022: $374 million).
(3) Includes securities backed by mortgages insured by the CMHC, with amortized cost of $2,342 million (2022: $225 million) and fair value of $2,309 million (2022: $225 million); securities issued by Fannie Mae, with amortized cost of $621 million (2022: $806 million) and fair value of $571 million (2022: $743 million); securities issued by Freddie Mac, with amortized cost of $1,667 million (2022: $1,962 million) and fair value of $1,501 million (2022: $1,777 million); and securities issued by Ginnie Mae, with amortized cost of $51 million (2022: $57 million) and fair value of $45 million (2022: $52 million).
(4) Includes securities backed by mortgages insured by the CMHC of $2,898 million (2022: $2,877 million).
(5) Includes securities denominated in U.S. dollars with carrying value of $110.9 billion (2022: $83.2 billion) and securities denominated in other foreign currencies with carrying value of $10,106 million (2022: $8,851 million).
n/m Not meaningful.

Fair value of debt securities measured and equity securities designated at FVOCI

$ millions, as at October 31		2023					2022		
	Cost/ Amortized cost [1]	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ Amortized cost [1]	Gross unrealized gains	Gross unrealized losses	Fair value
Securities issued or guaranteed by:								
Canadian federal government	$ 10,890	$ 16	$ (9)	$ 10,897	$ 10,646	$ 10	$ (17)	$ 10,639
Other Canadian governments	13,526	33	(74)	13,485	17,494	32	(74)	17,452
U.S. Treasury and agencies	22,383	4	(223)	22,164	12,305	5	(351)	11,959
Other foreign governments	5,632	21	(14)	5,639	7,048	21	(31)	7,038
Mortgage-backed securities	1,021	–	(43)	978	1,202	1	(40)	1,163
Asset-backed securities	944	–	(6)	938	375	–	(16)	359
Corporate debt	6,691	1	(34)	6,658	7,023	–	(56)	6,967
	61,087	75	(403)	60,759	56,093	69	(585)	55,577
Corporate equity [2]	556	48	(32)	572	525	31	(34)	522
	$ 61,643	$ 123	$ (435)	$ 61,331	$ 56,618	$ 100	$ (619)	$ 56,099

(1) Net of allowance for credit losses for debt securities measured at FVOCI of $22 million (2022: $24 million).
(2) Includes restricted stock.

Fair value of equity securities designated at FVOCI that were disposed of during the year was $10 million (2022: $104 million) at the time of disposal. Net realized cumulative after-tax gains of nil for the year (2022: $45 million) were reclassified from AOCI to retained earnings, resulting from dispositions of equity securities designated at FVOCI and return on capital distributions from limited partnerships designated at FVOCI.

Dividend income recognized on equity securities designated at FVOCI that were still held as at October 31, 2023 was $3 million (2022: $7 million). Dividend income recognized on equity securities designated at FVOCI that were disposed of during the year was nil (2022: nil).

The table below presents profit or loss recognized on FVOCI debt securities:

$ millions, for the year ended October 31	2023	2022
Realized gains	$ 114	$ 57
Realized losses	(24)	(23)
(Provision for) reversal of credit losses on debt securities	2	(2)
	$ 92	$ 32

Allowance for credit losses

The following table provides a reconciliation of the opening balance to the closing balance of the ECL allowance for debt securities measured at FVOCI and amortized cost:

$ millions, as at or for the year ended October 31	Stage 1 Collective provision 12-month ECL performing	Stage 2 Collective provision lifetime ECL performing	Stage 3 Collective and individual provision lifetime ECL credit-impaired [1]	Total
2023 **Debt securities measured at FVOCI and amortized cost**				
Balance at beginning of year	$ 7	$ 20	$ 12	$ 39
Provision for (reversal of) credit losses [2]	2	–	1	3
Write-offs	–	–	–	–
Foreign exchange and other	(1)	–	1	–
Balance at end of year	$ 8	$ 20	$ 14	$ 42
Comprises:				
Debt securities measured at FVOCI	$ 2	$ 20	$ –	$ 22
Debt securities measured at amortized cost	6	–	14	20
2022 **Debt securities measured at FVOCI and amortized cost** [3]				
Balance at beginning of year	$ 6	$ 15	$ 13	$ 34
Provision for (reversal of) credit losses [2]	–	2	(3)	(1)
Write-offs	–	–	–	–
Foreign exchange and other	1	3	2	6
Balance at end of year	$ 7	$ 20	$ 12	$ 39
Comprises:				
Debt securities measured at FVOCI	$ 4	$ 20	$ –	$ 24
Debt securities measured at amortized cost	3	–	12	15

(1) Includes stage 3 ECL allowance on originated credit-impaired amortized cost debt securities.
(2) Included in Gains (losses) from debt securities measured at FVOCI and amortized cost, net on our consolidated statement of income.
(3) Certain information has been revised to conform to the current year presentation.

Note 5 | Loans[1][2]

$ millions, as at October 31		2023						2022				
	Gross amount	Stage 3 allowance	Stages 1 and 2 allowance	Total allowance [3]	Net total	Allowances as a % of gross loans	Gross amount	Stage 3 allowance	Stages 1 and 2 allowance	Total allowance [3]	Net total	Allowances as a % of gross loans
Residential mortgages [4]	$ 274,244	$ 224	$ 232	$ 456	$ 273,788	0.2 %	$ 269,706	$ 167	$ 126	$ 293	$ 269,413	0.1 %
Personal	45,587	181	836	1,017	44,570	2.2	45,429	146	756	902	44,527	2.0
Credit card	18,538	–	685	685	17,853	3.7	16,479	–	784	784	15,695	4.8
Business and government [4]	194,870	667	1,077	1,744	193,126	0.9	188,542	351	743	1,094	187,448	0.6
	$ 533,239	$ 1,072	$ 2,830	$ 3,902	$ 529,337	0.7 %	$ 520,156	$ 664	$ 2,409	$ 3,073	$ 517,083	0.6 %

(1) Loans are net of unearned income of $706 million (2022: $689 million).
(2) Includes gross loans of $112.6 billion (2022: $111.8 billion) denominated in U.S. dollars and $10.5 billion (2022: $9.8 billion) denominated in other foreign currencies.
(3) Includes ECL allowances for customers' liability under acceptances.
(4) Includes $3 million of residential mortgages (2022: $4 million) and $270 million of business and government loans (2022: $963 million) that are measured and designated at FVTPL.

Allowance for credit losses

The following table provides a reconciliation of the opening balance to the closing balance of the ECL allowance:

$ millions, as at or for the year ended October 31	Stage 1	Stage 2	Stage 3	2023
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total
Residential mortgages				
Balance at beginning of year	$ 57	$ 69	$ 167	$ 293
Originations net of repayments and other derecognitions	13	(9)	(32)	(28)
Changes in model	4	5	12	21
Net remeasurement [1]	(62)	159	122	219
Transfers [1]				
– to 12-month ECL	97	(96)	(1)	–
– to lifetime ECL performing	(18)	22	(4)	–
– to lifetime ECL credit-impaired	–	(7)	7	–
Provision for (reversal of) credit losses [2]	34	74	104	212
Write-offs [3]	–	–	(33)	(33)
Recoveries	–	–	5	5
Interest income on impaired loans	–	–	(17)	(17)
Foreign exchange and other	(1)	(1)	(2)	(4)
Balance at end of year	$ 90	$ 142	$ 224	$ 456
Personal				
Balance at beginning of year	$ 137	$ 656	$ 146	$ 939
Originations net of repayments and other derecognitions	43	(62)	(31)	(50)
Changes in model	(1)	–	–	(1)
Net remeasurement [1]	(421)	591	373	543
Transfers [1]				
– to 12-month ECL	468	(465)	(3)	–
– to lifetime ECL performing	(53)	63	(10)	–
– to lifetime ECL credit-impaired	–	(73)	73	–
Provision for (reversal of) credit losses [2]	36	54	402	492
Write-offs [3]	–	–	(428)	(428)
Recoveries	–	–	65	65
Interest income on impaired loans	–	–	(5)	(5)
Foreign exchange and other	1	(1)	1	1
Balance at end of year	$ 174	$ 709	$ 181	$ 1,064
Credit card				
Balance at beginning of year	$ 159	$ 709	$ –	$ 868
Originations net of repayments and other derecognitions	18	(76)	–	(58)
Changes in model	–	–	–	–
Net remeasurement [1]	(493)	684	223	414
Transfers [1]				
– to 12-month ECL	553	(553)	–	–
– to lifetime ECL performing	(56)	56	–	–
– to lifetime ECL credit-impaired	–	(229)	229	–
Provision for (reversal of) credit losses [2]	22	(118)	452	356
Write-offs [3]	–	–	(572)	(572)
Recoveries	–	–	120	120
Interest income on impaired loans	–	–	–	–
Foreign exchange and other	–	–	–	–
Balance at end of year	$ 181	$ 591	$ –	$ 772
Business and government				
Balance at beginning of year	$ 335	$ 490	$ 351	$ 1,176
Originations net of repayments and other derecognitions	21	(19)	(33)	(31)
Changes in model	(2)	11	–	9
Net remeasurement [1][4]	(230)	583	619	972
Transfers [1]				
– to 12-month ECL	205	(199)	(6)	–
– to lifetime ECL performing	(36)	52	(16)	–
– to lifetime ECL credit-impaired	–	(72)	72	–
Provision for (reversal of) credit losses [2]	(42)	356	636	950
Write-offs [3]	–	–	(316)	(316)
Recoveries	–	–	23	23
Interest income on impaired loans	–	–	(47)	(47)
Foreign exchange and other	1	18	20	39
Balance at end of year	$ 294	$ 864	$ 667	$ 1,825
Total ECL allowance [5]	$ 739	$ 2,306	$ 1,072	$ 4,117
Comprises:				
Loans	$ 650	$ 2,180	$ 1,072	$ 3,902
Undrawn credit facilities and other off-balance sheet exposures [6]	89	126	–	215

(1) Transfers represent stage movements of prior year ECL allowances to the current year stage classification. Net remeasurement represents the current year change in ECL allowances for transfers, net write-offs, changes in forecasts of forward-looking information, parameter updates, and partial repayments in the year.
(2) Provision for (reversal of) credit losses for loans, and undrawn credit facilities and other off-balance sheet exposures is presented as Provision for (reversal of) credit losses on our consolidated statement of income.
(3) We generally continue to pursue collection on the amounts that were written off. The degree of collection efforts varies from one jurisdiction to another, depending on the local regulations and original agreements with customers.
(4) Includes the impact of a change in the internal risk rating methodology applied in the first quarter of 2023 at CIBC Bank USA.
(5) See Note 4 for the ECL allowance on debt securities measured at FVOCI and amortized cost. The ECL allowances for other financial assets classified at amortized cost were immaterial as at October 31, 2023 and October 31, 2022 and were excluded from the table above. Financial assets other than loans that are classified at amortized cost are presented on our consolidated balance sheet net of ECL allowances.
(6) Included in Other liabilities on our consolidated balance sheet.
(7) Includes ECL allowances of $63 million recognized immediately after the acquisition of the Canadian Costco credit card portfolio on March 4, 2022.

$ millions, as at or for the year ended October 31

	Stage 1	Stage 2	Stage 3	2022
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total
Residential mortgages				
Balance at beginning of year	$ 59	$ 63	$ 158	$ 280
Originations net of repayments and other derecognitions	17	(7)	(25)	(15)
Changes in model	(4)	(1)	–	(5)
Net remeasurement [1]	(89)	85	85	81
Transfers [1]				
– to 12-month ECL	82	(77)	(5)	–
– to lifetime ECL performing	(9)	16	(7)	–
– to lifetime ECL credit-impaired	(1)	(12)	13	–
Provision for (reversal of) credit losses [2]	(4)	4	61	61
Write-offs [3]	–	–	(47)	(47)
Recoveries	–	–	2	2
Interest income on impaired loans	–	–	(16)	(16)
Foreign exchange and other	2	2	9	13
Balance at end of year	$ 57	$ 69	$ 167	$ 293
Personal				
Balance at beginning of year	$ 150	$ 547	$ 106	$ 803
Originations net of repayments and other derecognitions	37	(55)	(14)	(32)
Changes in model	1	19	–	20
Net remeasurement [1]	(349)	500	195	346
Transfers [1]				
– to 12-month ECL	336	(333)	(3)	–
– to lifetime ECL performing	(40)	52	(12)	–
– to lifetime ECL credit-impaired	–	(75)	75	–
Provision for (reversal of) credit losses [2]	(15)	108	241	334
Write-offs [3]	–	–	(274)	(274)
Recoveries	–	–	69	69
Interest income on impaired loans	–	–	(4)	(4)
Foreign exchange and other	2	1	8	11
Balance at end of year	$ 137	$ 656	$ 146	$ 939
Credit card				
Balance at beginning of year	$ 136	$ 517	$ –	$ 653
Originations net of repayments and other derecognitions [7]	76	(38)	–	38
Changes in model	–	–	–	–
Net remeasurement [1]	(437)	747	150	460
Transfers [1]				
– to 12-month ECL	436	(436)	–	–
– to lifetime ECL performing	(52)	52	–	–
– to lifetime ECL credit-impaired	–	(133)	133	–
Provision for (reversal of) credit losses [2]	23	192	283	498
Write-offs [3]	–	–	(397)	(397)
Recoveries	–	–	114	114
Interest income on impaired loans	–	–	–	–
Foreign exchange and other	–	–	–	–
Balance at end of year	$ 159	$ 709	$ –	$ 868
Business and government				
Balance at beginning of year	$ 277	$ 449	$ 508	$ 1,234
Originations net of repayments and other derecognitions	41	(12)	(34)	(5)
Changes in model	30	(4)	–	26
Net remeasurement [1]	(95)	89	149	143
Transfers [1]				
– to 12-month ECL	98	(91)	(7)	–
– to lifetime ECL performing	(34)	38	(4)	–
– to lifetime ECL credit-impaired	(1)	(7)	8	–
Provision for (reversal of) credit losses [2]	39	13	112	164
Write-offs [3]	–	–	(312)	(312)
Recoveries	–	–	33	33
Interest income on impaired loans	–	–	(15)	(15)
Foreign exchange and other	19	28	25	72
Balance at end of year	$ 335	$ 490	$ 351	$ 1,176
Total ECL allowance [5]	$ 688	$ 1,924	$ 664	$ 3,276
Comprises:				
Loans	$ 600	$ 1,809	$ 664	$ 3,073
Undrawn credit facilities and other off-balance sheet exposures [6]	88	115	–	203

See previous page for footnote references.

Impact of acquisition of Canadian Costco credit card portfolio

No ECL allowance was recognized in the purchase equation on the acquisition date for the acquired Canadian Costco credit card portfolio as the purchased loans were initially measured at their acquisition date fair values. Instead, immediately after the acquisition date, ECL allowances were established in the Provision for credit losses in the consolidated statement of income based on classifying each acquired credit card receivable in stage 1, since the acquisition date is established as the initial recognition date of purchased performing loans for the purpose of assessing whether a SICR has occurred. On the date of acquisition, none of the acquired credit card receivables were considered to be impaired. Subsequent to the acquisition date, ECL allowances are estimated in a manner consistent with our SICR and impairment policies that we apply to loans that we originate. See Note 3 for further details on the acquisition of the Canadian Costco credit card portfolio.

Inputs, assumptions and model techniques

Our ECL allowances are estimated using complex models that incorporate inputs, assumptions and model techniques that involve a high degree of management judgment. In particular, the following ECL elements are subject to a high level of judgment that can have a significant impact on the level of ECL allowances provided:

- Determining when a SICR of a loan has occurred;
- Measuring both 12-month and lifetime credit losses; and
- Forecasting forward-looking information for multiple scenarios and determining the probability weighting of the scenarios driven by the changes in the macroeconomic environment.

In addition, the interrelationship between these elements is also subject to a high degree of judgment which can also have a significant impact on the level of ECL recognized.

We continue to operate in an uncertain macroeconomic environment. There is inherent uncertainty in estimating the impact that higher levels of interest rates, the easing of inflationary pressures, events in the U.S. banking sector and geopolitical events will have on the macroeconomic environment. As a result, a heightened level of judgment in estimating ECLs in respect of all these elements, as discussed below, continued to be required.

Determining when a significant increase in credit risk has occurred

The determination of whether a loan has experienced a SICR has a significant impact on the level of ECL allowance as loans that are in stage 1 are measured at 12-month ECL, while loans in stage 2 are measured at lifetime ECL. Migration of loans between stage 1 and stage 2 can cause significant volatility in the amount of the recognized ECL allowances and the provision for credit losses in a particular period.

For the majority of our retail loan portfolios, we determine a SICR based on relative changes in the loan's lifetime PD since its initial recognition. The PDs used for this purpose are the expected value of our upside, downside and base case lifetime PDs. Significant judgment is involved in determining the upside, downside and base case lifetime PDs through the incorporation of forward-looking information into long-run PDs, in determining the probability weightings of the scenarios, and in determining the relative changes in PDs that are indicative of a SICR for our various retail products. Increases in the expected PDs or decreases in the thresholds for changes in PDs that are indicative of a SICR can cause significant migration of loans from stage 1 to stage 2, which in turn can cause a significant increase in the amount of ECL allowances recognized. In contrast, decreases in the expected PDs or increases in the thresholds for changes in PDs that are indicative of a SICR can cause significant migration of loans from stage 2 to stage 1.

For the majority of our business and government loan portfolios, we determine a SICR based on relative changes in internal risk ratings since initial recognition. Significant judgment is involved in the determination of the internal risk ratings. Deterioration or improvement in the risk ratings or adjustments to the risk rating downgrade thresholds used to determine a SICR can cause significant migration of loans and securities between stage 1 and stage 2, which in turn can have a significant impact on the amount of ECL allowances recognized.

While potentially significant to the level of ECL allowances recognized, the thresholds for changes in PDs that are indicative of a SICR for our retail portfolios and the risk rating downgrade thresholds used to determine a SICR for our business and government loan portfolios are not expected to change frequently.

All loans on which repayment of principal or payment of interest is contractually 30 days in arrears and all business and government loans that have migrated to the watch list risk rating are normally automatically migrated to stage 2 from stage 1.

As at October 31, 2023, if the ECL for the stage 2 performing loans were measured using stage 1 ECL as opposed to lifetime ECL, the ECLs would be $724 million lower than the total recognized IFRS 9 ECL on performing loans (2022: $1,110 million).

Measuring both 12-month and lifetime expected credit losses

Our ECL models leverage the data, systems and processes that are used to calculate Basel expected loss regulatory adjustments for the portion of our retail and business and government portfolios under the internal ratings-based (IRB) approach. Significant judgment is applied in leveraging the data and modelling techniques used to calculate Basel risk parameters to meet IFRS 9 requirements, including the conversion of through-the-cycle estimates to the point-in-time parameters used under IFRS 9 that consider forward-looking information. For standardized business and government portfolios, available long-run PDs, LGDs and EADs are also converted to point-in-time parameters through the incorporation of forward-looking information for the purpose of measuring ECL under IFRS 9.

Significant judgment is involved in determining which forward-looking information variables are relevant for particular portfolios and in determining the extent by which through-the-cycle parameters should be adjusted for forward-looking information to determine point-in-time parameters. While changes in the set of forward-looking information variables used to convert through-the-cycle PDs, LGDs and EADs into point-in-time parameters can either increase or decrease ECL allowances in a particular period, changes to the mapping of forward-looking information variables to particular portfolios are expected to be infrequent. However, changes in the particular forward-looking information parameters used to quantify point-in-time parameters will be frequent as our forecasts are updated on a quarterly basis. Increases in the level of pessimism in the forward-looking information variables will cause increases in ECL, while increases in the level of optimism in the forward-looking information variables will cause decreases in ECL. These increases and decreases could be significant in any particular period and will start to occur in the period where our outlook of the future changes.

With respect to the lifetime of a financial instrument, the maximum period considered when measuring ECL is the maximum contractual period over which we are exposed to credit risk. For revolving facilities, such as credit cards, the lifetime of a credit card account is the expected behavioural life. Significant judgment is involved in the estimate of the expected behavioural life. Increases in the expected behavioural life will increase the amount of ECL allowances, in particular for revolving loans in stage 2.

Forecasting forward-looking information for multiple scenarios and determining the probability weighting of the scenarios

As indicated above, forward-looking information is incorporated into both our assessment of whether a financial asset has experienced a SICR since its initial recognition and in our estimate of ECL. From analysis of historical data, our risk management function has identified and reflected in our ECL allowance those relevant forward-looking information variables that contribute to credit risk and losses within our retail and business and government loan portfolios. Within our retail loan portfolio, key forward-looking information variables include Canadian unemployment rates, housing prices, gross domestic product (GDP) growth and household debt service ratios. In many cases these variables are forecasted at the provincial level. Housing prices are also forecasted at the municipal level in some cases. Within our business and government loan portfolio, key drivers that impact the credit performance of the entire portfolio include Standard & Poor's (S&P) 500 growth rates, business credit growth rates, unemployment rates and credit spreads, while forward-looking information variables such as commodity prices and mining activity are significant for certain portfolios, and U.S. unemployment rates and U.S. GDP growth are significant for our U.S. portfolios.

For the majority of our loan portfolios, our forecast of forward-looking information variables is established from a "base case" or most likely scenario that is used internally by management for planning and forecasting purposes. For most of the forward-looking information variables related to our Canadian businesses, we have forecast scenarios by province. In forming the base case scenario, we consider the forecasts of international organizations and monetary authorities such as the Organisation for Economic Co-operation and Development, the International Monetary Fund, and the Bank of Canada, as well as private sector economists. We then derive reasonably possible "upside case" and "downside case" scenarios using external forecasts that are above and below our base case and the application of management judgment. A probability weighting is assigned to our base case, upside case and downside case scenarios based on management judgment.

The forecasting process is overseen by a governance committee consisting of internal stakeholders from across our bank including Risk Management, Economics, Finance and the impacted SBUs and involves a significant amount of judgment both in determining the forward-looking information forecasts for our various scenarios and in determining the probability weighting assigned to the scenarios. In general, a worsening of our outlook on forecasted forward-looking information for each scenario, an increase in the probability of the downside case scenario occurring, or a decrease in the probability of the upside case scenario occurring will increase the number of loans migrating from stage 1 to stage 2 and increase the estimated ECL allowance. In contrast, an improvement in our outlook on forecasted forward-looking information, an increase in the probability of the upside case scenario occurring, or a decrease in the probability of the downside case scenario occurring will have the opposite impact. It is not possible to meaningfully isolate the impact of changes in the various forward-looking information variables for a particular scenario because of both the interrelationship between the variables and the interrelationship between the level of pessimism inherent in a particular scenario and its probability of occurring.

The forecasting of forward-looking information and the determination of scenario weightings continued to require a heightened application of judgment in a number of areas as our forecast reflects numerous assumptions and uncertainties inherent in the current macroeconomic environment.

The following table provides the base case, upside case and downside case scenario forecasts for select forward-looking information variables used to estimate our ECL.

	Base case		Upside case		Downside case	
As at October 31, 2023	Average value over the next 12 months	Average value over the remaining forecast period [1]	Average value over the next 12 months	Average value over the remaining forecast period [1]	Average value over the next 12 months	Average value over the remaining forecast period [1]
Real GDP year-over-year growth						
Canada [2]	0.6 %	1.9 %	2.0 %	2.7 %	(0.7)%	1.3 %
United States	0.9 %	1.7 %	3.0 %	3.1 %	(0.8)%	0.9 %
Unemployment rate						
Canada [2]	6.1 %	5.8 %	5.3 %	5.4 %	7.1 %	6.9 %
United States	4.1 %	4.0 %	3.2 %	3.2 %	5.4 %	4.9 %
Canadian Housing Price Index growth [2]	0.8 %	3.0 %	4.4 %	5.4 %	(7.8)%	0.4 %
S&P 500 Index growth rate	5.5 %	5.9 %	12.5 %	11.1 %	(2.5)%	(0.5)%
Canadian household debt service ratio	15.5 %	14.8 %	14.9 %	14.5 %	16.1 %	15.0 %
West Texas Intermediate Oil Price (US$)	$ 84	$ 76	$ 97	$ 110	$ 70	$ 58

(1) The remaining forecast period is generally four years.
(2) National-level forward-looking forecasts are presented in the table above, which represent the aggregation of the provincial-level forecasts used to estimate our ECL. Housing Price Index growth rates are also forecasted at the municipal level in some cases. As a result, the forecasts for individual provinces or municipalities reflected in our ECL will differ from the national forecasts presented above.

	Base case		Upside case		Downside case	
As at October 31, 2022	Average value over the next 12 months	Average value over the remaining forecast period [1]	Average value over the next 12 months	Average value over the remaining forecast period [1]	Average value over the next 12 months	Average value over the remaining forecast period [1]
Real GDP year-over-year growth						
Canada [2]	0.8 %	1.5 %	3.9 %	2.8 %	(0.6)%	1.0 %
United States	0.7 %	1.3 %	2.9 %	3.0 %	(2.1)%	0.4 %
Unemployment rate						
Canada [2]	5.5 %	5.9 %	4.9 %	5.6 %	6.0 %	6.8 %
United States	4.0 %	4.2 %	3.3 %	3.3 %	5.6 %	5.1 %
Canadian Housing Price Index growth [2]	(2.5)%	1.9 %	10.1 %	6.6 %	(13.1)%	(5.2)%
S&P 500 Index growth rate	(1.4)%	6.0 %	6.3 %	12.1 %	(13.4)%	(1.3)%
Canadian household debt service ratio	15.5 %	15.1 %	14.4 %	14.5 %	15.9 %	15.2 %
West Texas Intermediate Oil Price (US$)	$ 92	$ 81	$ 119	$ 107	$ 76	$ 56

See above for footnote references.

As required, the forward-looking information used to estimate ECLs reflects our expectations as at October 31, 2023 and October 31, 2022, respectively, and does not reflect changes in expectation as a result of economic forecasts that may have subsequently emerged. The base case, upside case and downside case amounts shown represent the average value of the forecasts over the respective projection horizons. Our underlying base case projection as at October 31, 2023 is characterized by relatively weak real GDP growth in both Canada and the U.S. due to the higher interest rates imposed by central banks in an attempt to ease demand and bring inflation back to target levels, and a modest increase in unemployment rates in calendar 2024. Our base case continues to assume that interest rates will stay at elevated levels through the remainder of calendar 2023 and into the start of 2024, and then modestly reduce through to the end of 2024, although remaining at higher than pre-pandemic levels. Significant judgment continued to be inherent in the forecasting of forward-looking information, including our base case assumptions regarding the economic impact of higher levels of interest rates, the easing of inflationary pressures, the impact from events in the U.S. banking sector during the year and geopolitical events.

The downside case forecast continues to assume a recession and higher unemployment rates in Canada driven by a correction in the housing market, higher interest rates and lower consumer spending. The downside case forecast for the U.S. also assumes a recession from the interest rate hikes that were introduced to combat prolonged high levels of inflation. The downside forecasts also reflect slower recoveries thereafter to lower levels of sustained economic activity and unemployment rates persistently above where they stood pre-pandemic. The upside scenario continues to reflect a better economic environment than the base case forecast, particularly for the U.S.

As indicated above, forecasting forward-looking information for multiple scenarios and determining the probability weighting of the scenarios involves a high degree of management judgment. Assumptions concerning measures used by governments to combat inflation, the economic impact from higher levels of interest rates, the events in the U.S. banking sector during the year and geopolitical events are material to these forecasts.

If we were to only use our base case scenario for the measurement of ECL for our performing loans, our ECL allowance would be $284 million lower than the recognized ECL as at October 31, 2023 (2022: $248 million). If we were to only use our downside case scenario for the measurement of ECL for our performing loans, our ECL allowance would be $926 million higher than the recognized ECL as at October 31, 2023 (2022: $847 million). This sensitivity is isolated to the measurement of ECL and therefore did not consider changes in the migration of exposures between stage 1 and stage 2 from the determination of the SICR that would have resulted in a 100% base case scenario or a 100% downside case scenario. As a result, our ECL allowance on performing loans could exceed the amount implied by the 100% downside case scenario from the migration of additional exposures from stage 1 to stage 2. Actual credit losses could differ materially from those reflected in our estimates.

Use of management overlays

Management overlays to ECL allowance estimates are adjustments which we use in circumstances where we judge that our existing inputs, assumptions and model techniques do not capture all relevant risk factors. The emergence of new macroeconomic, microeconomic or political events, along with expected changes to parameters, models or data that are not incorporated in our current parameters, internal risk rating migrations, or forward-looking information are examples of such circumstances. To address the uncertainties inherent in the current environment, we continue to utilize management overlays with respect to the impact of certain forward-looking information and credit metrics that are not expected to be as indicative of the credit condition of the portfolios as the historical experience in our models would have otherwise suggested. The use of management overlays requires the application of significant judgment that impacts the amount of ECL allowances recognized. Actual credit losses could differ materially from those reflected in our estimates.

The following tables provide the gross carrying amount of loans, and the contractual amounts of undrawn credit facilities and other off-balance sheet exposures based on our risk management PD bands for retail exposures, and based on our internal risk ratings for business and government exposures. Refer to the "Credit risk" section of the MD&A for details on the CIBC risk categories.

Loans[1]

$ millions, as at October 31				2023				2022
	Stage 1	Stage 2	Stage 3 [2][3]	Total	Stage 1	Stage 2	Stage 3 [2][3]	Total
Residential mortgages								
– Exceptionally low	$ 150,022	$ 14,999	$ –	$ 165,021	$ 174,749	$ 140	$ –	$ 174,889
– Very low	74,149	9,107	–	83,256	53,795	498	–	54,293
– Low	10,817	5,112	–	15,929	24,200	6,816	–	31,016
– Medium	322	4,980	–	5,302	261	4,927	–	5,188
– High	–	1,100	–	1,100	–	906	–	906
– Default	–	–	585	585	–	–	374	374
– Not rated	2,630	219	202	3,051	2,604	214	222	3,040
Gross residential mortgages [4][5][6]	237,940	35,517	787	274,244	255,609	13,501	596	269,706
ECL allowance	90	142	224	456	57	69	167	293
Net residential mortgages	237,850	35,375	563	273,788	255,552	13,432	429	269,413
Personal								
– Exceptionally low	18,785	3	–	18,788	18,943	1	–	18,944
– Very low	4,389	12	–	4,401	6,119	5	–	6,124
– Low	11,031	4,311	–	15,342	9,117	4,953	–	14,070
– Medium	1,165	3,062	–	4,227	934	3,084	–	4,018
– High	211	1,624	–	1,835	266	1,089	–	1,355
– Default	–	–	214	214	–	–	175	175
– Not rated	723	24	33	780	657	34	52	743
Gross personal [5][6]	36,304	9,036	247	45,587	36,036	9,166	227	45,429
ECL allowance	141	695	181	1,017	115	641	146	902
Net personal	36,163	8,341	66	44,570	35,921	8,525	81	44,527
Credit card								
– Exceptionally low	4,279	–	–	4,279	3,151	–	–	3,151
– Very low	1,061	–	–	1,061	1,042	–	–	1,042
– Low	6,642	35	–	6,677	6,936	597	–	7,533
– Medium	2,626	2,953	–	5,579	992	2,927	–	3,919
– High	6	777	–	783	–	682	–	682
– Default	–	–	–	–	–	–	–	–
– Not rated	153	6	–	159	145	7	–	152
Gross credit card [6]	14,767	3,771	–	18,538	12,266	4,213	–	16,479
ECL allowance	166	519	–	685	143	641	–	784
Net credit card	14,601	3,252	–	17,853	12,123	3,572	–	15,695
Business and government								
– Investment grade	99,322	512	–	99,834	87,184	404	–	87,588
– Non-investment grade	91,920	7,190	–	99,110	101,889	6,457	–	108,346
– Watch list	101	4,478	–	4,579	66	2,971	–	3,037
– Default	–	–	1,956	1,956	–	–	920	920
– Not rated	192	15	–	207	208	17	–	225
Gross business and government [4][7][8]	191,535	12,195	1,956	205,686	189,347	9,849	920	200,116
ECL allowance	253	824	667	1,744	285	458	351	1,094
Net business and government	191,282	11,371	1,289	203,942	189,062	9,391	569	199,022
Total net amount of loans	$ 479,896	$ 58,339	$ 1,918	$ 540,153	$ 492,658	$ 34,920	$ 1,079	$ 528,657

(1) The table excludes debt securities measured at FVOCI, for which ECL allowances of $22 million (2022: $24 million) were recognized in AOCI. In addition, the table excludes debt securities classified at amortized cost, for which ECL allowances of $20 million were recognized as at October 31, 2023 (2022: $15 million). Other financial assets classified at amortized cost were also excluded from the table above as their ECL allowances were immaterial as at October 31, 2023 and October 31, 2022. Financial assets other than loans that are classified as amortized cost are presented on our consolidated balance sheet net of ECL allowances.
(2) Excludes foreclosed assets of $13 million (2022: $24 million), which were included in Other assets on our consolidated balance sheet.
(3) As at October 31, 2023, 93% (2022: 84%) of stage 3 impaired loans were either fully or partially collateralized.
(4) Includes $3 million (2022: $4 million) of residential mortgages and $270 million (2022: $963 million) of business and government loans that are measured and designated at FVTPL.
(5) The internal risk rating grades presented for residential mortgages and certain personal loans do not take into account loan guarantees or insurance issued by the Canadian government (federal or provincial), Canadian government agencies, or private insurers, as the determination of whether a SICR has occurred for these loans is based on relative changes in the loans' lifetime PD without considering collateral or other credit enhancements.
(6) The October 31, 2023 amounts include the impact of a change in credit score provider applied in the second quarter of 2023 for our Canadian retail loans.
(7) Includes customers' liability under acceptances of $10,816 million (2022: $11,574 million).
(8) The October 31, 2023 amounts include the impact of a change in the internal risk rating methodology applied in the first quarter of 2023 at CIBC Bank USA.

Undrawn credit facilities and other off-balance sheet exposures

$ millions, as at October 31		2023						2022
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Retail								
– Exceptionally low	$ 159,254	$ 7	$ –	$ 159,261	$ 149,286	$ 6	$ –	$ 149,292
– Very low	15,367	26	–	15,393	14,461	51	–	14,512
– Low	10,723	1,405	–	12,128	10,844	2,412	–	13,256
– Medium	1,256	986	–	2,242	522	1,402	–	1,924
– High	118	763	–	881	155	682	–	837
– Default	–	–	37	37	–	–	39	39
– Not rated	506	6	–	512	484	8	–	492
Gross retail [(1)]	187,224	3,193	37	190,454	175,752	4,561	39	180,352
ECL allowance	48	86	–	134	38	83	–	121
Net retail	187,176	3,107	37	190,320	175,714	4,478	39	180,231
Business and government								
– Investment grade	147,206	361	–	147,567	119,069	121	–	119,190
– Non-investment grade	56,707	2,097	–	58,804	64,446	2,540	–	66,986
– Watch list	7	1,000	–	1,007	15	571	–	586
– Default	–	–	161	161	–	–	69	69
– Not rated	614	30	–	644	575	26	–	601
Gross business and government [(2)]	204,534	3,488	161	208,183	184,105	3,258	69	187,432
ECL allowance	41	40	–	81	50	32	–	82
Net business and government	204,493	3,448	161	208,102	184,055	3,226	69	187,350
Total net undrawn credit facilities and other off-balance sheet exposures	$ 391,669	$ 6,555	$ 198	$ 398,422	$ 359,769	$ 7,704	$ 108	$ 367,581

(1) The 2023 amounts include the impact of a change in credit score provider applied in the second quarter of 2023 for our Canadian retail loans.
(2) The 2023 amounts include the impact of a change in the internal risk rating methodology applied in the first quarter of 2023 at CIBC Bank USA.

Net interest income after provision for credit losses

$ millions, for the year ended October 31	2023	2022
Interest income	$ 45,019	$ 22,179
Interest expense	32,194	9,538
Net interest income	12,825	12,641
Provision for (reversal of) credit losses	2,010	1,057
Net interest income after provision for credit losses	$ 10,815	$ 11,584

Modified financial assets

As part of CIBC's usual lending business, from time to time we may modify the contractual terms of loans classified as stage 2 and stage 3 for which the borrower has experienced financial difficulties, through the granting of a concession in the form of below-market rates or terms that we would not otherwise have considered.

During the year ended October 31, 2023, loans classified as stage 2 or stage 3 with an amortized cost of $1,422 million (2022: $434 million) before modification were modified through the granting of a financial concession in response to the borrower having experienced financial difficulties. In addition, the gross carrying amount of previously modified stage 2 or stage 3 loans that have returned to stage 1 during the year ended October 31, 2023 was $500 million (2022: $461 million), including loans that were previously subject to the client deferral programs.

Note 6 | Structured entities and derecognition of financial assets

Structured entities

SEs are entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. SEs are entities that are created to accomplish a narrow and well-defined objective. CIBC is involved with various types of SEs for which the business activities include securitization of financial assets, asset-backed financings, and asset management.

We consolidate a SE when the substance of the relationship indicates that we control the SE.

Consolidated structured entities

We consolidate the following SEs:

Credit card securitization trust

We sell an ownership interest in a revolving pool of credit card receivables generated under certain credit card accounts to Cards II Trust (Cards II), which purchases a proportionate share of credit card receivables on certain credit card accounts, with the proceeds received from the issuance of notes. We consolidate this trust because we have the power to direct the relevant activities and have exposure to substantially all the variability of returns from the excess spread (the deferred purchase price) that we receive over time.

Our credit card securitizations are revolving securitizations, with credit card receivable balances fluctuating from month to month as credit card clients repay their balances and new receivables are generated.

The notes are presented as Secured borrowings within Deposits on the consolidated balance sheet.

As at October 31, 2023, Cards II held $6.7 billion of credit card receivable assets and other eligible assets of $0.2 billion with an aggregated fair value of $6.9 billion (2022: $4.5 billion with a fair value of $4.5 billion), which supported $4.0 billion of associated funding liabilities with a fair value of $4.0 billion (2022: $3.0 billion with a fair value of $2.9 billion).

Covered bond guarantor

Under the Legislative Covered Bond Programme, we transfer a pool of conventional uninsured mortgages to the CIBC Covered Bond (Legislative) Guarantor Limited Partnership (the Guarantor LP). The Guarantor LP holds interest and title to these transferred mortgages and serves to guarantee payment of principal and interest to bondholders. The covered bond liabilities are on-balance sheet obligations that are fully collateralized by the mortgage assets over which bondholders enjoy a priority claim in the event of CIBC's insolvency. We consolidate this entity because we have the ability to direct the relevant activities and retain substantially all of the variability of returns on the underlying mortgages.

As at October 31, 2023, our Legislative Covered Bond Programme had outstanding covered bond liabilities of $31.4 billion with a fair value of $31.4 billion (2022: $26.3 billion with a fair value of $26.1 billion).

Multi-seller conduit

We sponsor a consolidated multi-seller conduit in Canada that acquires direct or indirect ownership or security interests in pools of financial assets from clients and finance the acquisitions by issuing ABS and asset-backed commercial paper (ABCP). The sellers to the conduit continue to service the assets and are exposed to credit losses realized on these assets through the provision of credit enhancements. We hold all of the outstanding ABS and ABCP. As at October 31, 2023, $671 million of financial assets held by the conduit were included in Securities (2022: $525 million), of which $178 million are measured at FVTPL (2022: $178 million) and $493 million at amortized cost (2022: $347 million), and $811 million were included in Loans (2022: $1,089 million) on our consolidated balance sheet. These financial assets are related to third-party SEs and are included in the non-consolidated SEs table below.

CIBC-managed investment funds

We establish and manage investment funds such as mutual funds and pooled funds. We act as an investment manager and earn market-based management fees and, for certain pooled funds, performance fees which are generally based on the performance of the funds. Seed capital is provided from time to time to CIBC-managed investment funds for initial launch. We consolidate those investment funds in which we have power to direct the relevant activities of the funds and in which our seed capital, or our units held, is significant relative to the total variability of returns of the funds such that we are deemed to be a principal rather than an agent. As at October 31, 2023, the total assets and non-controlling interests in consolidated CIBC-managed investment funds were $264 million and $69 million, respectively (2022: $137 million and $70 million, respectively). Non-controlling interests in consolidated CIBC-managed investment funds are included in Other liabilities as the investment fund units are mandatorily redeemable at the option of the investor.

Community-based tax-advantaged investments

We sponsor certain SEs that invest in community development projects in the U.S. through the issuance of below-market loans that generate a return primarily through the realization of tax credits. As at October 31, 2023, the program had outstanding loans of $129 million (2022: $125 million). We consolidate these entities because we have the ability to direct the relevant activities and retain substantially all of the variability of returns on the underlying loans.

Non-consolidated structured entities

The following SEs are not consolidated by CIBC because we do not have control over these SEs:

Single-seller and multi-seller conduits

We manage and administer a single-seller conduit and several CIBC-sponsored multi-seller conduits in Canada and the U.S. The multi-seller conduits acquire direct or indirect ownership or security interests in pools of financial assets from our clients and finance the acquisitions by issuing ABCP to investors. The single-seller conduit acquires financial assets and finances these acquisitions through a credit facility provided by a syndicate of financial institutions. The sellers to the conduits may continue to service the assets and may be exposed to credit losses realized on these assets, typically through the provision of over-collateralization or another form of credit enhancement. The conduits may also obtain credit enhancement from third-party providers. As at October 31, 2023, the total assets in the single-seller conduit and multi-seller conduits amounted to $0.5 billion and $13.4 billion, respectively (2022: $0.6 billion and $9.3 billion, respectively).

We provide the multi-seller conduits with commercial paper backstop liquidity facilities. We may also provide securities distribution to multi-seller conduits, and to both the single and multi-seller conduits with accounting, cash management, and operations services. The liquidity facilities for the managed and administered multi-seller conduits require us to provide funding, subject to the satisfaction of certain conditions with respect to the conduits, for ABCP not placed with external investors. We also may purchase ABCP issued by the multi-seller conduits for market-making purposes and, in respect of our U.S. ABCP conduits, hold some of the ABCP for voluntary risk retention purposes.

We are required to maintain certain short-term and/or long-term debt ratings with respect to the liquidity facilities that we provide to the sponsored multi-seller conduits in Canada. If we are downgraded below the level specified under the terms of those facilities, we must provide alternative satisfactory liquidity arrangements, such as procuring an alternative liquidity provider that meets the minimum rating requirements.

We may also act as the counterparty to derivative contracts entered into by a multi-seller conduit in order to convert the yield of the underlying assets to match the needs of the multi-seller conduit's investors or to mitigate the interest rate, basis, and currency risk within the conduit.

All fees earned in respect of activities with the conduits are on a market basis.

Third-party structured vehicles

We have investments in and provide loans, liquidity and credit facilities to third-party SEs. We also have investments in limited partnerships in which we generally are a passive investor of the limited partnerships as a limited partner, and in some cases, we are the co-general partner and have significant influence over the limited partnerships. Similar to other limited partners, we are obligated to provide funding up to our commitment level to these limited partnerships.

Loan warehouse financing

We provide interim and term senior financing to third-party SEs for the purpose of future securitization. The SE is established by a third-party investor, who provides the initial investment into the SE (the equity investors). The senior financing enables the SE to purchase a loan portfolio at the direction of a collateral manager during the warehousing phase of the securitization. The senior lenders are repaid by proceeds from the issuance of debt securities to investors when the deal closes or by the cash flows from the repayment of the underlying assets held by the SE or alternative financing obtained by the investor from third-party lenders.

Community Reinvestment Act investments

We hold debt and equity investments in limited liability entities to further our U.S. *Community Reinvestment Act* initiatives with a carrying value of $555 million (2022: $489 million). These entities invest in qualifying community development projects, including affordable housing projects that generate a return primarily by the realization of tax credits. Similar to other limited investors in these entities, we are obligated to provide funding up to our commitment level to these limited liability entities. As at October 31, 2023, the total assets of these limited liability entities were $9.0 billion (2022: $7.9 billion).

CIBC-managed investment funds

As indicated above, we establish investment funds, including mutual funds and pooled funds, to provide clients with investment opportunities and we may receive management fees and performance fees. We may hold insignificant amounts of fund units in these CIBC-managed funds. We do not consolidate these funds if we do not have significant variability of returns from our interests in these funds such that we are deemed to be an agent through our capacity as the investment manager, rather than a principal. We do not guarantee the performance of CIBC-managed investment funds. As at October 31, 2023, the total AUM in the non-consolidated CIBC-managed investment funds amounted to $133.6 billion (2022: $133.5 billion).

Capital vehicle

We purchase credit protection from a capital vehicle on certain referenced loan assets, which issues guarantee-linked notes held only by third-party investors. We do not consolidate the capital vehicle and the underlying loan assets remain on the consolidated balance sheet.

Our on-balance sheet amounts and maximum exposure to loss related to SEs that are not consolidated are set out in the table below. The maximum exposure comprises the carrying value of unhedged investments, the notional amounts for liquidity and credit facilities, and the notional amounts less accumulated fair value losses for unhedged written credit derivatives on SE reference assets. The impact of CVA is not considered in the table below.

$ millions, as at October 31, 2023	Single-seller and multi-seller conduits	Third-party structured vehicles	Loan warehouse financing	Other [1]
On-balance sheet assets at carrying value [2]				
Cash and non-interest-bearing deposits with banks	$ –	$ –	$ –	$ 362
Securities	414	3,001	–	580
Loans	91	1,298	6,858	131
Investments in equity-accounted associates and joint ventures	–	52	–	54
	$ 505	$ 4,351	$ 6,858	$ 1,127
October 31, 2022	$ 740	$ 5,005	$ 8,898	$ 601
On-balance sheet liabilities at carrying value [2]				
Deposits	$ –	$ –	$ –	$ 365
Derivatives [3]	–	–	–	51
Other	–	–	–	238
	$ –	$ –	$ –	$ 654
October 31, 2022	$ –	$ –	$ –	$ 45
Maximum exposure to loss, net of hedges				
Investments and loans	$ 505	$ 4,351	$ 6,858	$ 765
Notional of written derivatives, less fair value losses	–	–	–	25
Liquidity, credit facilities and commitments	13,131 [4]	2,039	5,500	150
Less: hedges of investments, loans and written derivatives exposure	–	–	–	(28)
	$ 13,636	$ 6,390	$ 12,358	$ 912
October 31, 2022	$ 9,422	$ 7,643	$ 11,598	$ 905

(1) Includes *Community Reinvestment Act*-related investment vehicles, CIBC-managed investment funds, Capital vehicles and third-party structured vehicles related to structured credit run-off.
(2) Excludes SEs established by CMHC, Fannie Mae, Freddie Mac, Ginnie Mae, FHLB, Federal Farm Credit Bank, and Student Loan Marketing Association.
(3) Comprises written credit default swaps (CDS) and total return swaps (TRS) under which we assume exposures. Excludes foreign exchange derivatives, interest rate derivatives and other derivatives provided as part of normal client facilitation.
(4) Excludes an additional $4.3 billion (2022: $2.4 billion) relating to our backstop liquidity facilities provided to the multi-seller conduits as part of their commitment to fund purchases of additional assets. Also excludes $414 million (2022: $642 million) of our direct investments in the multi-seller conduits which we consider investment exposure.

We also hold investments in a variety of third-party investment funds, which include, but are not limited to, exchange-traded funds, mutual funds, and investment trusts. We buy and sell units of these investment funds as part of trading activities or client facilitation businesses that are managed as part of larger portfolios. We generally are a passive investor and are not the investment manager in any of these investment funds. We are not the sponsor of any third-party investment funds, nor do we have the power over key decision-making activities of the funds. Our maximum exposure to loss from our investments is limited to the carrying amounts of our investments and any unutilized commitment we have provided to these funds. In addition, we issue certain structured notes and enter into equity derivatives that are referenced to the return of certain investment funds. Accordingly, we do not include our interests in these third-party investment funds in the table above.

Derecognition of financial assets

We enter into transactions in the normal course of business in which we transfer recognized financial assets directly to third parties, but retain substantially all of the risks and rewards of those assets. The risks include credit, interest rate, foreign exchange, prepayment and other price risks whereas the rewards include income streams associated with the assets. Due to the retention of risks, the transferred financial assets are not derecognized and such transfers are accounted for as secured borrowing transactions.

The majority of our financial assets transferred to non-consolidated entities that do not qualify for derecognition are: (i) residential mortgage loans under securitization transactions; (ii) securities held by counterparties as collateral under repurchase agreements; and (iii) securities lent under securities lending agreements.

Residential mortgage securitizations

We securitize fully insured fixed- and variable-rate residential mortgage pools through the creation of *National Housing Act* (NHA) MBS under the NHA MBS Program, sponsored by CMHC. Under the Canada Mortgage Bond Program, sponsored by CMHC, we sell MBS to a government-sponsored securitization trust that issues securities to investors. We do not consolidate the securitization trust. We may act as a counterparty in interest rate swap agreements where we pay the trust the interest due to investors and receive the interest on the MBS. We have also sold MBS directly to CMHC under the Government of Canada's Insured Mortgage Purchase Program.

The sale of mortgage pools that comprise the NHA MBS does not qualify for derecognition as we retain prepayment, credit, and interest rate risks associated with the mortgages, which represent substantially all the risks and rewards. As a result, the mortgages remain on our consolidated balance sheet and are carried at amortized cost. We also recognize the cash proceeds from the securitization as Deposits – Secured borrowings.

Securities held by counterparties as collateral under repurchase agreements

We enter into arrangements whereby we sell securities but enter into simultaneous arrangements to repurchase the securities at a fixed price on a future date, thereby retaining substantially all the risks and rewards. As a result, the securities remain on our consolidated balance sheet.

Securities lent for cash collateral or for securities collateral

We enter into arrangements whereby we lend securities but with arrangements to receive the securities at a future date, thereby retaining substantially all the risks and rewards. As a result, the securities remain on our consolidated balance sheet.

The following table provides the carrying amount and fair value of transferred financial assets that did not qualify for derecognition and the associated financial liabilities:

$ millions, as at October 31	2023		2022	
	Carrying amount	Fair value	Carrying amount	Fair value
Residential mortgage securitizations [1]	$ 14,227	$ 13,959	$ 16,939	$ 16,540
Securities held by counterparties as collateral under repurchase agreements [2]	49,794	49,794	39,788	39,788
Securities lent for cash collateral [2]	2,716	2,716	2,165	2,165
Securities lent for securities collateral [2]	24,355	24,355	30,520	30,520
	$ 91,092	$ 90,824	$ 89,412	$ 89,013
Associated liabilities [3]	$ 90,901	$ 90,868	$ 88,954	$ 88,912

(1) Consists mainly of Canadian residential mortgage loans transferred to Canada Housing Trust. Certain cash in transit balances related to the securitization process amounting to $541 million (2022: $405 million) have been applied to reduce these balances.
(2) Does not include over-collateralization of assets pledged. Repurchase and securities lending arrangements are conducted with both CIBC-owned and third-party assets on a pooled basis. The carrying amounts represent an estimated allocation related to the transfer of our own financial assets.
(3) Includes the obligation to return off-balance sheet securities collateral on securities lent and fair value hedge basis adjustments.

Note 7 | Property and equipment

$ millions, as at or for the year ended October 31	Right-of-use assets	Land and buildings [1]	Computer equipment	Office furniture, equipment and other [1]	Leasehold improvements [1]	Total
2023 **Cost**						
Balance at beginning of year	**$ 2,591**	**$ 784**	**$ 1,193**	**$ 888**	**$ 1,468**	**$ 6,924**
Additions [2]	**150**	**25**	**59**	**13**	**150**	**397**
Disposals [3]	**(64)**	**(8)**	**(201)**	**(30)**	**(51)**	**(354)**
Adjustments [4]	**15**	**3**	**3**	**4**	**5**	**30**
Balance at end of year	**$ 2,692**	**$ 804**	**$ 1,054**	**$ 875**	**$ 1,572**	**$ 6,997**
2022 Balance at end of year	$ 2,591	$ 784	$ 1,193	$ 888	$ 1,468	$ 6,924
2023 **Accumulated depreciation**						
Balance at beginning of year	**$ 814**	**$ 333**	**$ 984**	**$ 501**	**$ 915**	**$ 3,547**
Depreciation	**276**	**20**	**92**	**49**	**81**	**518**
Disposals [3]	**(47)**	**(9)**	**(199)**	**(30)**	**(49)**	**(334)**
Adjustments [4]	**7**	**1**	**2**	**3**	**2**	**15**
Balance at end of year	**$ 1,050**	**$ 345**	**$ 879**	**$ 523**	**$ 949**	**$ 3,746**
2022 Balance at end of year	$ 814	$ 333	$ 984	$ 501	$ 915	$ 3,547
Net book value						
As at October 31, 2023	**$ 1,642**	**$ 459**	**$ 175**	**$ 352**	**$ 623**	**$ 3,251**
As at October 31, 2022	$ 1,777	$ 451	$ 209	$ 387	$ 553	$ 3,377

(1) Includes $172 million (2022: $242 million) of work-in-progress not subject to depreciation.
(2) Includes impact of lease modifications.
(3) Includes write-offs of fully depreciated assets.
(4) Includes foreign currency translation adjustments.

Cost of net additions and disposals during the year was: Canadian Personal and Business Banking net additions of $215 million (2022: net additions of $106 million); Canadian Commercial Banking and Wealth Management net disposals of $5 million (2022: net disposals of $102 million); U.S. Commercial Banking and Wealth Management net additions of $23 million (2022: net additions of $23 million); Capital Markets and Direct Financial Services net additions of $9 million (2022: net disposals of $18 million); and Corporate and Other net disposals of $199 million (2022: net additions of $367 million).

Note 8 | Goodwill, software and other intangible assets

Goodwill

The carrying amount of goodwill is reviewed for impairment annually as at August 1 and whenever there are events or changes in circumstances which indicate that the carrying amount may not be recoverable. Goodwill is allocated to CGUs for the purposes of impairment testing based on the lowest level for which identifiable cash inflows are largely independent of cash inflows from other assets or groups of assets. The goodwill impairment test is performed by comparing the recoverable amount of the CGU to which goodwill has been allocated with the carrying amount of the CGU including goodwill, with any deficiency recognized as impairment to goodwill. The recoverable amount of a CGU is defined as the higher of its estimated fair value less cost to sell and value in use.

We have two significant CGUs to which goodwill has been allocated. The changes in the carrying amount of goodwill are allocated to each CGU as follows:

	CGUs			
$ millions, as at or for the year ended October 31	Canadian Wealth Management	U.S. Commercial Banking and Wealth Management	Other	Total
2023 **Balance at beginning of year**	**$ 884**	**$ 4,224**	**$ 240**	**$ 5,348**
Impairment	**–**	**–**	**–**	**–**
Adjustments [1]	**–**	**76**	**1**	**77**
Balance at end of year	**$ 884**	**$ 4,300**	**$ 241**	**$ 5,425**
2022 Balance at beginning of year	$ 884	$ 3,838	$ 232	$ 4,954
Impairment	–	–	–	–
Adjustments [1]	–	386	8	394
Balance at end of year	$ 884	$ 4,224	$ 240	$ 5,348

(1) Includes foreign currency translation adjustments.

Impairment testing of goodwill and key assumptions

U.S. Commercial Banking and Wealth Management

The recoverable amount of the U.S. Commercial Banking and Wealth Management CGU (including The PrivateBank and Geneva Advisors) is based on a value in use calculation using a five-year cash flow projection approved by management, and an estimate of the capital required to be maintained to support ongoing operations.

We have determined that for the impairment testing performed as at August 1, 2023, the estimated recoverable amount of the U.S. Commercial Banking and Wealth Management CGU was in excess of its carrying amount. As a result, no impairment charge was recognized during 2023.

A terminal growth rate of 4.5% as at August 1, 2023 (August 1, 2022: 4.4%) was applied to the years after the five-year forecast. All of the forecasted cash flows were discounted at an after-tax rate of 10.3% as at August 1, 2023 (12.2% pre-tax) which we believe to be a risk-adjusted discount rate appropriate to U.S. Commercial Banking and Wealth Management (we used an after-tax rate of 9.8% as at August 1, 2022). The determination of a discount rate and a terminal growth rate require the exercise of judgment. The discount rate was determined based on the following primary factors: (i) the risk-free rate; (ii) an equity risk premium; and (iii) beta adjustment to the equity risk premium based on a review of betas of comparable publicly traded financial institutions in the region. The terminal growth rate was based on management's expectations of real growth and forecasted inflation rates.

If alternative reasonably possible changes in key assumptions were applied, the result of the impairment test would not differ.

Estimation of the recoverable amount is an area of significant judgment. The recoverable amount is estimated using an internally developed model which requires the use of significant assumptions including forecasted earnings, a discount rate, a terminal growth rate and forecasted regulatory capital requirements. Reductions in the estimated recoverable amount could arise from various factors, such as reductions in forecasted cash flows, an increase in the assumed level of required capital, and any adverse changes to the discount rate or terminal growth rate either in isolation or in any combination thereof.

Canadian Wealth Management

The recoverable amount of the Canadian Wealth Management CGU is based on a fair value less cost to sell calculation. The fair value is estimated using an earnings-based approach whereby the forecasted earnings are based on the Wealth Management internal plan which was approved by management and covers a three-year period. The calculation incorporates the forecasted earnings multiplied by an earnings multiple derived from observable price-to-earnings multiples of comparable wealth management institutions. The price-to-earnings multiples of those comparable wealth management institutions ranged from 6.0 to 11.6 as at August 1, 2023 (August 1, 2022: 6.4 to 10.7).

We have determined that the estimated recoverable amount of the Wealth Management CGU was in excess of its carrying amount as at August 1, 2023. As a result, no impairment charge was recognized during 2023.

If alternative reasonably possible changes in key assumptions were applied, the result of the impairment test would not differ.

Other

The goodwill relating to the Other CGUs, which includes the CIBC FirstCaribbean CGU, is comprised of amounts which individually are not considered to be significant. We have determined that for the impairment testing performed as at August 1, 2023, the estimated recoverable amount of each of these CGUs was in excess of their carrying amounts.

Allocation to strategic business units

Goodwill of $5,425 million (2022: $5,348 million) is allocated to the SBUs as follows: Canadian Commercial Banking and Wealth Management of $954 million (2022: $954 million), Corporate and Other of $100 million (2022: $99 million), U.S. Commercial Banking and Wealth Management of $4,300 million (2022: $4,224 million), Capital Markets and Direct Financial Services of $64 million (2022: $64 million), and Canadian Personal and Business Banking of $7 million (2022: $7 million).

Software and other intangible assets

The carrying amount of indefinite-lived intangible assets is provided in the following table:

$ millions, as at or for the year ended October 31		Contract based [1]	Brand name [2]	Total
2023	**Balance at beginning of year**	**$ 116**	**$ 27**	**$ 143**
	Impairment	**–**	**(27)**	**(27)**
	Adjustments [3]	**–**	**–**	**–**
	Balance at end of year	**$ 116**	**$ –**	**$ 116**
2022	Balance at beginning of year	$ 116	$ 24	$ 140
	Adjustments [3]	–	3	3
	Balance at end of year	$ 116	$ 27	$ 143

(1) Represents management contracts purchased as part of past acquisitions.
(2) Acquired as part of the CIBC FirstCaribbean acquisition. On October 31, 2023, CIBC FirstCaribbean announced its intent to rebrand as CIBC, and we therefore recognized an impairment charge of $27 million in Corporate and Other related to the impairment of the indefinite-lived brand name intangible asset.
(3) Includes foreign currency translation adjustments.

The components of finite-lived software and other intangible assets are as follows:

$ millions, as at or for the year ended October 31	Software [1]	Core deposit intangibles [2]	Contract based [3]	Customer relationships [4]	Total
2023 **Gross carrying amount**					
Balance at beginning of year	**$ 4,881**	**$ 633**	**$ 32**	**$ 498**	**$ 6,044**
Additions	**787**	**–**	**–**	**–**	**787**
Disposals [5]	**(66)**	**(584)**	**(12)**	**(29)**	**(691)**
Adjustments [6]	**8**	**6**	**1**	**5**	**20**
Balance at end of year	**$ 5,610**	**$ 55**	**$ 21**	**$ 474**	**$ 6,160**
2022 Balance at end of year	$ 4,881	$ 633	$ 32	$ 498	$ 6,044
2023 **Accumulated amortization**					
Balance at beginning of year	**$ 2,790**	**$ 577**	**$ 15**	**$ 213**	**$ 3,595**
Amortization and impairment [5]	**498**	**40**	**7**	**53**	**598**
Disposals [5]	**(49)**	**(584)**	**(12)**	**(29)**	**(674)**
Adjustments [6]	**4**	**6**	**4**	**1**	**15**
Balance at end of year	**$ 3,243**	**$ 39**	**$ 14**	**$ 238**	**$ 3,534**
2022 Balance at end of year	$ 2,790	$ 577	$ 15	$ 213	$ 3,595
Net book value					
As at October 31, 2023	**$ 2,367**	**$ 16**	**$ 7**	**$ 236**	**$ 2,626**
As at October 31, 2022	$ 2,091	$ 56	$ 17	$ 285	$ 2,449

(1) Includes $1,021 million (2022: $942 million) of work-in-progress not subject to amortization.
(2) Acquired as part of the acquisitions of CIBC FirstCaribbean and The PrivateBank.
(3) Represents a combination of management contracts purchased as part of past acquisitions including The PrivateBank and Geneva Advisors in 2017, as well as Lowenhaupt Global Advisors, LLC (LGA) and Cleary Gull in 2019.
(4) Represents customer relationships associated with past acquisitions including The PrivateBank and Geneva Advisors in 2017, LGA in 2019 and the Canadian Costco credit card portfolio in 2022.
(5) Includes write-offs of fully amortized assets.
(6) Includes foreign currency translation and purchase price adjustments.

Net additions and disposals of gross carrying amount during the year were: Canadian Personal and Business Banking net additions of nil (2022: net additions of $242 million); Canadian Commercial Banking and Wealth Management net disposals of $10 million (2022: net disposals of nil); U.S. Commercial Banking and Wealth Management net disposals of $255 million (2022: net additions of $26 million); Capital Markets and Direct Financial Services net additions of nil (2022: net additions of nil); and Corporate and Other net additions of $361 million (2022: net additions of $775 million).

Note 9 | Other assets

$ millions, as at October 31	2023	2022
Accrued interest receivable	**$ 3,502**	$ 2,230
Defined benefit asset (Note 18)	**1,055**	1,420
Precious metals [1]	**2,481**	2,304
Brokers' client accounts	**7,452**	9,467
Current tax receivable	**2,729**	2,837
Other prepayments	**607**	652
Derivative collateral receivable	**6,846**	13,637
Accounts receivable	**851**	1,053
Other [2]	**2,183**	1,597
	$ 27,706	$ 35,197

(1) Includes gold and silver bullion that are measured at fair value using unadjusted market prices quoted in active markets.
(2) Includes investments in subleases of $671 million as at October 31, 2023 (2022: $703 million). For the year ended October 31, 2023, finance income related to our investment in sublease was $46 million (2022: $46 million). Future lease payments receivable are $531 million over the next five years, and $546 million thereafter until expiry of the subleases.

Note 10 | Deposits [1][2]

$ millions, as at October 31	Payable on demand [3]	Payable after notice [4]	Payable on a fixed date [5][6]	2023 Total	2022 Total
Personal	$ 13,590	$ 126,340	$ 99,105	$ 239,035	$ 232,095
Business and government [7]	98,832	100,599	213,130	412,561	397,188
Bank	13,184	33	9,079	22,296	22,523
Secured borrowings [8]	–	–	49,484	49,484	45,766
	$ 125,606	$ 226,972	$ 370,798	$ 723,376	$ 697,572
Comprises:					
Held at amortized cost				$ 687,737	$ 670,770
Designated at fair value				35,639	26,802
				$ 723,376	$ 697,572
Total deposits include: [9]					
Non-interest-bearing deposits					
Canada				$ 84,165	$ 93,801
U.S.				12,816	17,053
Other international				5,821	6,452
Interest-bearing deposits					
Canada				488,490	447,409
U.S.				95,109	92,333
Other international				36,975	40,524
				$ 723,376	$ 697,572

(1) Includes deposits of $258.4 billion (2022: $243.3 billion) denominated in U.S. dollars and deposits of $53.6 billion (2022: $53.1 billion) denominated in other foreign currencies.
(2) Net of purchased notes of $1.6 billion (2022: $3.0 billion).
(3) Includes all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.
(4) Includes all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.
(5) Includes all deposits that mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates, and similar instruments.
(6) Includes $60.8 billion (2022: $55.1 billion) of deposits which are subject to the bank recapitalization (bail-in) conversion regulations issued by the Department of Finance Canada. These regulations provide certain statutory powers to the Canada Deposit Insurance Corporation, including the ability to convert specified eligible shares and liabilities of CIBC into common shares in the event that CIBC is determined to be non-viable.
(7) Includes $14.6 billion (2022: $10.6 billion) of structured note liabilities that were sold upon issuance to third-party financial intermediaries, who may resell the notes to retail investors in foreign jurisdictions.
(8) Comprises liabilities issued by or as a result of activities associated with the securitization of residential mortgages, Covered Bond Programme, and consolidated securitization vehicles.
(9) Classification is based on geographical location of the CIBC office.

Note 11 | Other liabilities

$ millions, as at October 31	2023	2022
Accrued interest payable	$ 4,530	$ 2,009
Defined benefit liability (Note 18)	462	477
Gold and silver certificates	119	102
Brokers' client accounts	5,907	6,617
Derivative collateral payable	3,381	5,919
Negotiable instruments	1,228	1,267
Accrued employee compensation and benefits	2,580	2,737
Accounts payable and accrued expenses	2,804	2,608
Other [1]	5,621	6,336
	$ 26,632	$ 28,072

(1) Includes the carrying value of our lease liabilities, which was $2,018 million as at October 31, 2023 (2022: $2,175 million). The undiscounted cash flows related to the contractual maturity of our lease liabilities is $331 million for the period less than 1 year, $1,053 million between years 1-5, and $1,086 million thereafter until expiry of the leases. During the year ended October 31, 2023, interest expense on lease liabilities was $67 million (2022: $61 million).

Note 12 | Derivative instruments

As described in Note 1, in the normal course of business, we use various derivative instruments for both trading and ALM purposes. These derivatives limit, modify or give rise to varying degrees and types of risk.

$ millions, as at October 31	2023		2022	
	Assets	Liabilities	Assets	Liabilities
Trading (Note 2)	$ 30,807	$ 40,609	$ 40,101	$ 46,278
ALM (Note 2) [1]	2,436	681	2,934	6,062
	$ 33,243	$ 41,290	$ 43,035	$ 52,340

(1) Comprised of derivatives that qualify for hedge accounting under IAS 39 and derivatives used for economic hedges.

Derivatives used by CIBC

The majority of our derivative contracts are OTC transactions, which consist of: (i) contracts that are bilaterally negotiated and settled between CIBC and the counterparty to the contract; and (ii) contracts that are bilaterally negotiated and then cleared through a central counterparty (CCP). Bilaterally negotiated and settled contracts are usually traded under a standardized International Swaps and Derivatives Association (ISDA) agreement with collateral posting arrangements between CIBC and its counterparties. Terms are negotiated directly with counterparties and the contracts have industry-standard settlement mechanisms prescribed by ISDA. Centrally cleared contracts are generally bilaterally negotiated and then novated to, and cleared through, a CCP. The industry promotes the use of CCPs to clear OTC trades. The central clearing of derivative contracts generally facilitates the reduction of credit exposures due to the ability to net settle offsetting positions. Consequently, derivative contracts cleared through CCPs generally attract less capital relative to those settled with non-CCPs.

The remainder of our derivative contracts are exchange-traded derivatives, which are standardized in terms of their amounts and settlement dates, and are bought and sold on organized and regulated exchanges. These exchange-traded derivative contracts consist primarily of options and futures.

Interest rate derivatives

Forward rate agreements are OTC contracts that effectively fix a future interest rate for a period of time. A typical forward rate agreement provides that at a pre-determined future date, a cash settlement will be made between the counterparties based upon the difference between a contracted rate and a market rate to be determined in the future, calculated on a specified notional principal amount. No exchange of principal amount takes place. Certain forward rate agreements are bilaterally transacted and then novated and settled through a clearing house which acts as a CCP.

Interest rate swaps are OTC contracts in which two counterparties agree to exchange cash flows over a period of time based on rates applied to a specified notional principal amount. A typical interest rate swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time, with both calculated on a specified notional principal amount. No exchange of principal amount takes place. Certain interest rate swaps are bilaterally transacted and then novated and settled through a clearing house which acts as a CCP.

Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option), in exchange for a premium, the right, but not the obligation, to either buy or sell, on a specified future date or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument has a market price which varies in response to changes in interest rates. Options are transacted in both OTC and exchange-traded markets.

Interest rate futures are standardized contracts transacted on an exchange. They are based upon an agreement to buy or sell a specified quantity of a financial instrument on a specified future date, at a contracted price. These contracts differ from forward rate agreements in that they are in standard amounts with standard settlement dates and are transacted through an exchange.

Foreign exchange derivatives

Foreign exchange forwards are OTC contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.

Foreign exchange futures contracts are similar in mechanics to foreign exchange forward contracts except that they are in standard currency amounts with standard settlement dates and are transacted through an exchange.

Foreign exchange swap contracts comprise foreign exchange swaps and cross-currency interest rate swaps. Foreign exchange swaps are transactions in which a currency is simultaneously purchased in the spot market and sold for a different currency in the forward market, or vice versa. Cross-currency interest rate swaps are transactions in which counterparties exchange principal and interest flows in different currencies over a period of time. These contracts are used to manage both currency and interest rate exposures.

Credit derivatives

Credit derivatives are OTC contracts designed to transfer the credit risk in an underlying financial instrument (usually termed as a reference asset) from one counterparty to another. The most common credit derivatives are CDS and certain TRS.

CDS contracts provide protection against the decline in value of a reference asset as a result of specified credit events such as default or bankruptcy. These derivatives are similar in structure to an option whereby the purchaser pays a premium to the seller of the CDS contract in return for payment contingent on the occurrence of a credit event. The protection purchaser has recourse to the protection seller for the difference between the face value of the CDS contract and the fair value of the reference asset at the time of settlement. Neither the purchaser nor the seller under the CDS contract has recourse to the entity that issued the reference asset. Certain CDS contracts are cleared through a CCP.

In credit derivative TRS contracts, one counterparty agrees to pay or receive cash amounts based on the returns of a reference asset, including interest earned on these assets in exchange for amounts that are based on prevailing market funding rates. These cash settlements are made regardless of whether there is a credit event. Upon the occurrence of a credit event, the parties may either exchange cash payments according to the value of the defaulted assets or exchange cash based on the notional amount for physical delivery of the defaulted assets.

Equity derivatives

Equity swaps are OTC contracts in which one counterparty agrees to pay, or receive from the other, cash amounts based on changes in the value of a stock index, a basket of stocks or a single stock in exchange for amounts that are based either on prevailing market funding rates or changes in the value of a different stock index, basket of stocks or a single stock. These contracts generally include payments in respect of dividends.

Equity options give the purchaser of the option, for a premium, the right, but not the obligation, to buy from or sell to the writer of an option, an underlying stock index, basket of stocks, or a single stock at a contracted price. Options are transacted in both OTC and exchange markets.

Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of an underlying stock index and its corresponding market price level at a specified future date. There is generally no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.

Precious metal and other commodity derivatives

We also transact in other derivative products, including commodity forwards, futures, swaps and options, such as precious metal and energy-related products in both OTC and exchange markets.

Notional amounts

The notional amounts are not recorded as assets or liabilities, as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. In most cases, notional amounts do not represent the potential gain or loss associated with market or credit risk of such instruments.

The following table presents the notional amounts of derivative instruments:

$ millions, as at October 31						2023		2022	
	Residual term to contractual maturity								
	Less than 1 year	1 to 5 years	Over 5 years	Total notional amounts	Trading	ALM	Trading	ALM	
Interest rate derivatives									
Over-the-counter									
Forward rate agreements	$ 8,698	$ 1,350	$ −	$ 10,048	$ 8,802	$ 1,246	$ −	$ 11,326	
Centrally cleared forward rate agreements	74,442	14,268	−	88,710	88,710	−	111,616	−	
Swap contracts	53,262	138,183	89,592	281,037	264,672	16,365	246,336	21,689	
Centrally cleared swap contracts	1,739,841	2,403,089	988,320	5,131,250	4,395,595	735,655	3,930,263	596,448	
Purchased options	20,027	10,030	713	30,770	29,906	864	20,160	290	
Written options	19,445	8,726	922	29,093	29,005	88	16,926	103	
	1,915,715	2,575,646	1,079,547	5,570,908	4,816,690	754,218	4,325,301	629,856	
Exchange-traded									
Futures contracts	40,328	3,302	−	43,630	43,600	30	109,493	22	
Purchased options	1,502	−	−	1,502	1,502	−	6	−	
Written options	2	−	−	2	2	−	1,006	−	
	41,832	3,302	−	45,134	45,104	30	110,505	22	
Total interest rate derivatives	1,957,547	2,578,948	1,079,547	5,616,042	4,861,794	754,248	4,435,806	629,878	
Foreign exchange derivatives									
Over-the-counter									
Forward contracts	619,863	23,488	1,192	644,543	636,536	8,007	719,885	7,192	
Swap contracts	180,391	255,751	154,647	590,789	516,001	74,788	497,830	71,357	
Purchased options	32,603	2,401	22	35,026	35,005	21	25,734	1	
Written options	32,101	10,952	−	43,053	41,981	1,072	29,158	646	
	864,958	292,592	155,861	1,313,411	1,229,523	83,888	1,272,607	79,196	
Exchange-traded									
Futures contracts	64	−	−	64	64	−	42	−	
Purchased options	185	−	−	185	185	−	−	−	
Written options	289	−	−	289	289	−	−	−	
	538	−	−	538	538	−	42	−	
Total foreign exchange derivatives	865,496	292,592	155,861	1,313,949	1,230,061	83,888	1,272,649	79,196	
Credit derivatives									
Over-the-counter									
Credit default swap contracts – protection purchased	854	648	371	1,873	1,854	19	2,195	19	
Centrally cleared credit default swap contracts – protection purchased	71	626	51	748	748	−	1,801	54	
Credit default swap contracts – protection sold	751	857	128	1,736	1,736	−	1,029	−	
Centrally cleared credit default swap contracts – protection sold	35	802	426	1,263	1,263	−	698	−	
Total credit derivatives	1,711	2,933	976	5,620	5,601	19	5,723	73	
Equity derivatives									
Over-the-counter	94,797	71,828	1,294	167,919	166,539	1,380	119,327	1,572	
Exchange-traded	97,025	24,050	539	121,614	121,614	−	109,486	−	
Total equity derivatives	191,822	95,878	1,833	289,533	288,153	1,380	228,813	1,572	
Precious metal and other commodity derivatives									
Over-the-counter	32,155	29,576	671	62,402	62,400	2	53,926	11	
Centrally cleared commodity derivatives	152	317	−	469	469	−	56	−	
Exchange-traded	20,878	10,528	184	31,590	31,590	−	36,427	−	
Total precious metal and other commodity derivatives	53,185	40,421	855	94,461	94,459	2	90,409	11	
Total notional amount of which:	$ 3,069,761	$ 3,010,772	$ 1,239,072	$ 7,319,605	$ 6,480,068	$ 839,537	$ 6,033,400	$ 710,730	
Over-the-counter [(1)]	2,909,488	2,972,892	1,238,349	7,120,729	6,281,222	839,507	5,776,940	710,708	
Exchange-traded	160,273	37,880	723	198,876	198,846	30	256,460	22	

(1) For OTC derivatives that are not centrally cleared, $1,757.1 billion (2022: $1,695.3 billion) are with counterparties that have two-way collateral posting arrangements, $44.6 billion (2022: $53.0 billion) are with counterparties that have one-way collateral posting arrangements, and $96.6 billion (2022: $98.4 billion) are with counterparties that have no collateral posting arrangements. Counterparties with whom we have more than insignificant OTC derivative portfolios and one-way collateral posting arrangements are either sovereign entities or supra national financial institutions.

Risk

In the following sections, we discuss the risks related to the use of derivatives and how we manage these risks.

Market risk

Derivatives are financial instruments where valuation is linked to changes in interest rates, foreign exchange rates, equity, commodity, credit prices, volatilities, indices or other underlying factors. Changes in value as a result of the aforementioned risk factors are referred to as market risk.

Market risk arising from derivative trading activities is managed in order to mitigate risk in line with CIBC's risk appetite. To manage market risk, we set market risk limits and may enter into hedging transactions.

Credit risk

Credit risk arises from the potential for a counterparty to default on its contractual obligations and the possibility that prevailing market conditions are such that a loss would occur in replacing the defaulted transaction.

We limit the credit risk of OTC derivatives through the use of ISDA master netting agreements, collateral, CCPs and other credit mitigation techniques. We clear eligible derivatives through CCPs in accordance with various global initiatives. Where feasible, we novate existing bilaterally negotiated and settled derivatives to a CCP in an effort to reduce CIBC's credit risk exposure. We establish counterparty credit limits and limits for CCP exposures based on a counterparty's creditworthiness and the type of trading relationship with each counterparty (underlying agreements, business volumes, product types, tenors, etc.).

We negotiate netting agreements to contain the build-up of credit exposure resulting from multiple transactions with more active counterparties. Such agreements provide for the simultaneous close-out and netting of all transactions with a counterparty, in the case of a counterparty default. A number of these agreements incorporate a Credit Support Annex, which is a bilateral security agreement that, among other things, provides for the exchange of collateral between parties in the event that one party's exposure to the other exceeds agreed upon thresholds.

Credit risk on exchange-traded futures and options is limited, as these transactions are standardized contracts executed on established exchanges, whose CCPs assume the obligations of both counterparties. Similarly, swaps that are centrally cleared represent limited credit risk because these transactions are novated to the CCP, which assumes the obligations of the original bilateral counterparty. All exchange-traded and centrally cleared contracts are subject to initial margin and daily settlement of variation margins, designed to protect participants from losses incurred from a counterparty default.

A CVA is determined using the fair value based exposure we have on derivative contracts. We believe that we have made appropriate fair value adjustments to date. The establishment of fair value adjustments involves estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments on an ongoing basis. Market and economic conditions relating to derivative counterparties may change in the future, which could result in significant future losses.

The following table summarizes our credit exposure arising from derivatives, which includes the current replacement cost, credit equivalent amount and risk-weighted amount.

For the majority of OTC derivative transactions, we use the internal model method (IMM) for the determination of the EAD, using models that simulate the underlying risk factors and reflect netting and collateral agreements. For the minority of derivative transactions where we do not have regulatory approval to use IMM, we used the standardized approach for counterparty credit risk (SA-CCR).

$ millions, as at October 31				**2023**						2022
	Current replacement cost [1]			Credit equivalent	Risk-weighted	Current replacement cost [1]			Credit equivalent	Risk-weighted
	Trading	**ALM**	**Total**	**amount** [2]	**amount**	Trading	ALM	Total	amount [2]	amount
Interest rate derivatives										
Over-the-counter										
Forward rate agreements	$ 1	$ –	$ 1	$ 7	$ 2	$ –	$ –	$ –	$ 7	$ 2
Swap contracts	1,152	36	1,188	2,540	656	939	40	979	2,223	422
Purchased options	5	–	5	29	14	21	–	21	35	16
Written options	1	–	1	18	7	–	–	–	7	3
	1,159	36	1,195	2,594	679	960	40	1,000	2,272	443
Exchange-traded	1	–	1	78	2	–	–	–	198	7
	1,160	36	1,196	2,672	681	960	40	1,000	2,470	450
Foreign exchange derivatives										
Over-the-counter										
Forward contracts	1,551	369	1,920	5,123	1,753	1,966	574	2,540	6,293	1,922
Swap contracts	413	499	912	2,885	794	366	394	760	2,928	721
Purchased options	202	–	202	495	227	325	–	325	767	267
Written options	31	–	31	162	58	29	–	29	139	46
	2,197	868	3,065	8,665	2,832	2,686	968	3,654	10,127	2,956
Exchange-traded	–	–	–	585	23	–	–	–	–	–
	2,197	868	3,065	9,250	2,855	2,686	968	3,654	10,127	2,956
Credit derivatives										
Over-the-counter										
Credit default swap contracts										
– protection purchased	2	4	6	105	18	2	–	2	164	19
– protection sold	10	–	10	34	15	–	–	–	44	11
	12	4	16	139	33	2	–	2	208	30
Equity derivatives										
Over-the-counter	385	10	395	3,972	952	124	51	175	3,788	926
Exchange-traded	351	–	351	3,147	103	10	–	10	2,546	87
	736	10	746	7,119	1,055	134	51	185	6,334	1,013
Precious metal and other commodity derivatives										
Over-the-counter	1,553	–	1,553	2,763	1,205	3,801	–	3,801	6,051	1,655
Exchange-traded	13	–	13	2,069	83	12	–	12	3,060	122
	1,566	–	1,566	4,832	1,288	3,813	–	3,813	9,111	1,777
RWA related to non-trade exposures to central counterparties					337					366
RWA related to CVA charge					5,949					6,696
Total derivatives	$ 5,671	$ 918	$ 6,589	$ 24,012	$ 12,198	$ 7,595	$ 1,059	$ 8,654	$ 28,250	$ 13,288

(1) Current replacement cost reflects the current mark-to-market (MTM) value of derivatives offset by eligible financial collateral, where present.
(2) Under IMM, expected effective positive exposure (EEPE) is used, which computes, through simulation, the expected exposures with consideration to the expected movements in underlying risk factor and netting/collateral agreements. The EAD is calculated as EEPE multiplied by the prescribed alpha factor of 1.4. The EAD under SA-CCR is calculated as the sum of replacement cost and potential future exposure, multiplied by the prescribed alpha factor of 1.4.

The following table presents the current replacement cost of derivatives by geographic region based on the location of the derivative counterparty:

$ millions, as at October 31				**2023**				2022
	Canada	**U.S.**	**Other countries**	**Total**	Canada	U.S.	Other countries	Total
Derivative instruments								
By counterparty type								
Financial institutions	$ 1,509	$ 1,029	$ 651	$ 3,189	$ 1,245	$ 223	$ 1,151	$ 2,619
Governments	829	–	51	880	1,016	–	35	1,051
Corporate	853	1,168	499	2,520	1,167	3,247	570	4,984
Total derivative instruments	$ 3,191	$ 2,197	$ 1,201	$ 6,589	$ 3,428	$ 3,470	$ 1,756	$ 8,654

Note 13 | Designated accounting hedges

Hedge accounting

We apply hedge accounting as part of managing the market risk of certain non-trading portfolios arising from changes due to interest rates, foreign exchange rates, and equity market prices. See the shaded sections in "Non-trading activities" in the MD&A for further information on our risk management strategy for these risks. See Note 12 for further information on the derivatives used by CIBC.

Interest rate risk

The majority of our derivative contracts used to hedge certain exposures to benchmark interest rate risk are interest rate swaps. For fair value hedges, we convert our fixed interest rate exposures from the hedged financial instruments to floating interest rate exposures. For cash flow hedges, we convert certain exposures to cash flow variability from our variable rate instruments to fixed interest rate exposures.

Foreign currency risk

For our fair value hedges, we mainly use various combinations of cross-currency interest rate swaps and interest rate swaps to hedge our exposures to foreign currency risk together with interest rate risk, converting our fixed foreign currency rate exposures to floating functional currency rate exposures.

For our cash flow hedges, the majority of our derivative contracts are used to hedge our exposures to cash flow variability arising from fluctuations in foreign exchange rates, and mainly consist of cross-currency interest rate swaps.

For NIFO hedges, we use a combination of foreign denominated deposit liabilities and foreign exchange forwards to manage our foreign currency exposure of our NIFOs with a functional currency other than the Canadian dollar.

Equity price risk

We use cash-settled TRS in designated cash flow hedge relationships to hedge changes in CIBC's share price in respect of certain cash-settled share-based compensation awards. Note 17 provides details on our cash-settled share-based compensation plans.

For the hedge relationships described above, hedge effectiveness is assessed at the inception of the hedge relationship and on an ongoing basis, primarily using the dollar offset method. The sources of hedge ineffectiveness are mainly attributed to the following:
- Utilization of hedging instruments that have a non-zero fair value at the inception of the hedge relationship;
- Differences in fixed rates, when contractual coupons of the fixed rate hedged items are designated;
- Differences in the discounting factors between the hedged item and the hedging instruments arising from different rate reset frequencies and timing of cash flows; and
- Differences in the discount curves to determine the basis adjustments of the hedged items and the fair value of the hedging derivatives, including from the application of OIS and CVA to the valuation of derivatives when they are applicable.

Designated hedging instruments

The following table provides a summary of financial instruments designated as hedging instruments:

$ millions, as at October 31	Notional amount of the hedging instrument [1]	Maturity range			Fair value of the hedging derivatives		Gains (losses) on changes in fair value used for calculating hedge ineffectiveness
		Less than 1 year	1-5 years	Over 5 years	Assets	Liabilities	
2023 **Cash flow hedges**							
Foreign exchange risk							
Cross-currency interest rate swaps	$ 30,110	$ 15,853	$ 14,257	$ –	$ 884	$ 796	$ 609
Interest rate risk							
Interest rate swaps	38,508	5,542	32,775	191	–	76	(649)
Equity share price risk							
Equity swaps	1,227	499	728	–	3	100	(288)
	$ 69,845	$ 21,894	$ 47,760	$ 191	$ 887	$ 972	$ (328)
NIFO hedges							
Foreign exchange risk							
Foreign exchange forwards	$ 2,603	$ 2,603	$ –	$ –	$ 86	$ 133	$ (63)
Deposits [2]	31,816	31,816	–	–	n/a	n/a	(775)
	$ 34,419	$ 34,419	$ –	$ –	$ 86	$ 133	$ (838)
Fair value hedges							
Interest rate risk							
Interest rate swaps	$ 209,012	$ 60,917	$ 93,141	$ 54,954	$ 73	$ 1,125	$ 1,531
Foreign exchange / interest rate risk							
Cross-currency interest rate swaps	43,676	15,413	21,510	6,753	1,340	1,440	(73)
Interest rate swaps	25,689	13,127	9,619	2,943	–	39	326
	$ 278,377	$ 89,457	$ 124,270	$ 64,650	$ 1,413	$ 2,604	$ 1,784
	$ 382,641	$ 145,770	$ 172,030	$ 64,841	$ 2,386	$ 3,709	$ 618
2022 **Cash flow hedges**							
Foreign exchange risk							
Cross-currency interest rate swaps	$ 16,527	$ 5,331	$ 11,196	$ –	$ 467	$ 1,008	$ (618)
Interest rate risk							
Interest rate swaps	29,660	6,235	23,289	136	–	20	(964)
Equity share price risk							
Equity swaps	1,413	143	1,270	–	7	38	(255)
	$ 47,600	$ 11,709	$ 35,755	$ 136	$ 474	$ 1,066	$ (1,837)
NIFO hedges							
Foreign exchange risk							
Foreign exchange forwards	$ 232	$ 232	$ –	$ –	$ 5	$ 3	$ (22)
Deposits [2]	24,793	24,793	–	–	n/a	n/a	(2,399)
	$ 25,025	$ 25,025	$ –	$ –	$ 5	$ 3	$ (2,421)
Fair value hedges							
Interest rate risk							
Interest rate swaps	$ 226,764	$ 68,457	$ 131,337	$ 26,970	$ 89	$ 817	$ 400
Foreign exchange / interest rate risk							
Cross-currency interest rate swaps	50,555	21,330	23,515	5,710	1,335	3,084	(130)
Interest rate swaps	21,352	9,023	10,125	2,204	–	32	(1,316)
	$ 298,671	$ 98,810	$ 164,977	$ 34,884	$ 1,424	$ 3,933	$ (1,046)
	$ 371,296	$ 135,544	$ 200,732	$ 35,020	$ 1,903	$ 5,002	$ (5,304)

(1) For some hedge relationships, we apply a combination of derivatives to hedge the underlying exposures; therefore, the notional amounts of the derivatives generally exceed the carrying amount of the hedged items.
(2) Notional amount represents the principal amount of deposits as at October 31, 2023 and October 31, 2022.
n/a Not applicable.

The following table provides the average rate or price of the hedging derivatives:

As at October 31		Average exchange rate [1]		Average fixed interest rate [1]	Average share price [2]
2023	**Cash flow hedges**				
	Foreign exchange risk				
	Cross-currency interest rate swaps	AUD – CAD	**0.90**	**n/a**	**n/a**
		EUR – CAD	**1.44**	**n/a**	**n/a**
		GBP – CAD	**1.68**	**n/a**	**n/a**
	Interest rate risk				
	Interest rate swaps		**n/a** CAD	**3.81 %**	**n/a**
			n/a USD	**4.86 %**	**n/a**
	Equity share price risk				
	Equity swaps		**n/a**	**n/a**	**$ 66.46**
	NIFO hedges				
	Foreign exchange risk				
	Foreign exchange forwards	AUD – CAD	**0.89**	**n/a**	**n/a**
		HKD – CAD	**0.18**	**n/a**	**n/a**
	Fair value hedges				
	Interest rate risk				
	Interest rate swaps		**n/a** CAD	**3.41 %**	**n/a**
	Foreign exchange / interest rate risk				
	Cross-currency interest rate swaps	EUR – CAD	**1.46**	**0.38 %**	**n/a**
		CHF – CAD	**1.38**	**n/a**	**n/a**
		USD – CAD	**1.34**	**3.86 %**	**n/a**
	Interest rate swaps		**n/a** CHF	**0.23 %**	**n/a**
			n/a EUR	**0.82 %**	**n/a**
			n/a GBP	**0.84 %**	**n/a**
2022	**Cash flow hedges**				
	Foreign exchange risk				
	Cross-currency interest rate swaps	AUD – CAD	0.92	n/a	n/a
		EUR – CAD	1.42	n/a	n/a
		GBP – CAD	1.68	n/a	n/a
	Interest rate risk				
	Interest rate swaps		n/a CAD	2.72 %	n/a
			n/a USD	3.89 %	n/a
	Equity share price risk				
	Equity swaps		n/a	n/a	$ 68.23
	NIFO hedges				
	Foreign exchange risk				
	Foreign exchange forwards	AUD – CAD	0.88	n/a	n/a
		HKD – CAD	0.17	n/a	n/a
	Fair value hedges				
	Interest rate risk				
	Interest rate swaps		n/a CAD	2.32 %	n/a
	Foreign exchange / interest rate risk				
	Cross-currency interest rate swaps	EUR – CAD	1.48	1.76 %	n/a
		CHF – CAD	1.39	n/a	n/a
		USD – CAD	1.28	3.46 %	n/a
	Interest rate swaps		n/a CHF	(0.14)%	n/a
			n/a EUR	0.01 %	n/a
			n/a GBP	1.02 %	n/a

(1) Includes average foreign exchange rates and interest rates relating to significant hedging relationships.
(2) On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC's issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to the beginning of 2022.
n/a Not applicable.

Designated hedged items

The following table provides information on designated hedged items:

$ millions, as at or for the year ended October 31	Carrying amount of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item		Gains (losses) on change in fair value used for calculating hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities	
2023 **Cash flow hedges** [1]					
Foreign exchange risk					
Deposits	$ –	$ 16,010	n/a	n/a	$ (609)
Interest rate risk					
Loans	38,508	–	n/a	n/a	650
Equity share price risk					
Share-based payment	–	1,106	n/a	n/a	288
	$ 38,508	$ 17,116	n/a	n/a	$ 329
NIFO hedges	$ 34,419	$ –	n/a	n/a	$ 838
Fair value hedges [2]					
Interest rate risk					
Securities	$ 58,605	$ –	$ (3,830)	$ –	$ (1,655)
Loans	43,475	–	(683)	–	(297)
Deposits	–	90,317	–	(3,278)	329
Subordinated indebtedness	–	4,206	–	(97)	76
Foreign exchange / interest rate risk					
Deposits	–	21,087	–	(1,447)	(255)
	$ 102,080	$ 115,610	$ (4,513)	$ (4,822)	$ (1,802)
2022 **Cash flow hedges** [1]					
Foreign exchange risk					
Deposits	$ –	$ 9,466	n/a	n/a	$ 615
Interest rate risk					
Loans	29,660	–	n/a	n/a	970
Equity share price risk					
Share-based payment	–	1,314	n/a	n/a	255
	$ 29,660	$ 10,780	n/a	n/a	$ 1,840
NIFO hedges	$ 25,025	$ –	n/a	n/a	$ 2,421
Fair value hedges [2]					
Interest rate risk					
Securities	$ 47,659	$ –	$ (3,251)	$ –	$ (3,583)
Loans	36,282	–	(1,794)	–	(1,537)
Deposits	–	112,295	–	(4,655)	4,437
Subordinated indebtedness	–	5,893	–	(265)	293
Foreign exchange / interest rate risk					
Deposits	–	27,017	–	(1,581)	1,448
	$ 83,941	$ 145,205	$ (5,045)	$ (6,501)	$ 1,058

(1) As at October 31, 2023, the amount remaining in AOCI related to discontinued cash flow hedges was a net loss of $641 million (2022: net loss of $62 million).
(2) As at October 31, 2023, the accumulated fair value hedge net liability adjustment remaining on the consolidated balance sheet related to discontinued fair value hedges was $159 million (2022: net liability adjustment of $537 million).
n/a Not applicable.

Hedge accounting gains (losses) in the consolidated statement of comprehensive income

$ millions, for the year ended October 31	Beginning balance of AOCI – hedge reserve (after-tax)	Change in the value of the hedging instrument recognized in OCI (before-tax)	Amount reclassified from accumulated OCI to income (before-tax) [1]	Tax benefit (expense)	Ending balance of AOCI hedge reserve (after-tax)	Hedge ineffectiveness gains (losses) recognized in income
2023 **Cash flow hedges**						
Foreign exchange risk	$ (13)	$ 609	$ (628)	$ 5	$ (27)	$ –
Interest rate risk	(655)	(649)	200	134	(970)	1
Equity share price risk	6	(288)	240	13	(29)	–
	$ (662)	$ (328)	$ (188)	$ 152	$ (1,026)	$ 1
NIFO hedges – foreign exchange risk						
Hedges of net investment in foreign operations	$ (2,136)	$ (838)	$ –	$ 26	$ (2,948)	$ –
2022 **Cash flow hedges**						
Foreign exchange risk	$ (7)	$ (615)	$ 607	$ 2	$ (13)	$ (3)
Interest rate risk	68	(963)	(18)	258	(655)	(1)
Equity share price risk	76	(255)	160	25	6	–
	$ 137	$ (1,833)	$ 749	$ 285	$ (662)	$ (4)
NIFO hedges – foreign exchange risk						
Hedges of net investment in foreign operations	$ 154	$ (2,421)	$ –	$ 131	$ (2,136)	$ –

(1) During the year ended October 31, 2023, the amount reclassified from AOCI to net income for cash flow hedges of forecasted transactions that were no longer expected to occur was nil (2022: nil).

Hedge accounting gains (losses) in the consolidated statement of income

$ millions, for the year ended October 31		Gains (losses) on the hedging instruments	Gains (losses) on the hedged items attributable to hedged risk	Hedge ineffectiveness gains (losses) recognized in income
2023	**Fair value hedges**			
	Interest rate risk	$ 1,531	$ (1,547)	$ (16)
	Foreign exchange / interest rate risk	253	(255)	(2)
		$ 1,784	$ (1,802)	$ (18)
2022	**Fair value hedges**			
	Interest rate risk	$ 400	$ (390)	$ 10
	Foreign exchange / interest rate risk	(1,446)	1,448	2
		$ (1,046)	$ 1,058	$ 12

Note 14 | Subordinated indebtedness

The debt issues included in the table below are outstanding unsecured obligations of CIBC and its subsidiaries and are subordinated to the claims of depositors and other creditors as set out in their terms. Foreign currency denominated indebtedness funds foreign currency denominated assets. All redemptions are subject to regulatory approval.

Terms of subordinated indebtedness

$ millions, as at October 31					**2023**		2022	
		Earliest date redeemable						
Interest rate %	Contractual maturity date	At greater of Canada Yield Price [1] and par	At par	Denominated in foreign currency	**Par value**	**Carrying value** [2]	Par value	Carrying value [2]
5.75 [3]	July 11, 2024 [4]			TT$175 million	$ 36	$ 36	$ 36	$ 36
3.45 [5][6]	April 4, 2028		April 4, 2023 [7]		–	–	1,500	1,487
8.70	May 25, 2029 [4]				25	30	25	32
2.95 [5][8]	June 19, 2029		June 19, 2024		1,500	1,501	1,500	1,426
2.01 [5][9]	July 21, 2030		July 21, 2025		1,000	793	1,000	929
11.60	January 7, 2031	January 7, 1996			200	200	200	174
1.96 [5][10]	April 21, 2031		April 21, 2026		1,000	1,000	1,000	916
10.80	May 15, 2031	May 15, 2021			150	145	150	129
4.20 [5][11]	April 7, 2032		April 7, 2027		1,000	945	1,000	963
5.33 [5][12]	January 20, 2033		January 20, 2028		1,000	918	–	–
5.35 [5][13]	April 20, 2033		April 20, 2028		750	750	–	–
8.70	May 25, 2032 [4]				25	31	25	34
8.70	May 25, 2033 [4]				25	32	25	34
8.70	May 25, 2035 [4]				25	33	25	36
Floating [14]	July 31, 2084		July 27, 1990	US$38 million	53	53	52	52
Floating [15]	August 31, 2085		August 20, 1991	US$10 million [16]	13	13	13	13
					6,802	6,480	6,551	6,261
Subordinated indebtedness sold short (held) for trading purposes					3	3	31	31
					$ 6,805	$ 6,483	$ 6,582	$ 6,292

(1) Canada Yield Price: a price calculated at the time of redemption to provide a yield to maturity equal to the yield of a Government of Canada bond of appropriate maturity plus a pre-determined spread.
(2) Carrying values of fixed-rate subordinated indebtedness notes reflect the impact of interest rate hedges in an effective hedge relationship.
(3) Guaranteed Subordinated Term Notes in Trinidad and Tobago dollars issued on July 11, 2018 by FirstCaribbean International Bank (Trinidad & Tobago) Limited, a subsidiary of CIBC FirstCaribbean, and guaranteed on a subordinated basis by CIBC FirstCaribbean.
(4) Not redeemable prior to maturity date.
(5) Debentures are also subject to a non-viability contingent capital (NVCC) provision, necessary for the Debentures to qualify as Tier 2 regulatory capital under Basel III. As such, the Debentures are automatically converted into common shares upon the occurrence of a Trigger Event as described in the capital adequacy guidelines. In such an event, the Debentures are convertible into a number of common shares, determined by dividing 150% of the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplements) subject to a minimum price of $2.50 per share (subject to adjustment in certain events as defined in the relevant prospectus supplements).
(6) Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 1.00% above the three-month Canadian dollar bankers' acceptance rate.
(7) On April 4, 2023, we redeemed all $1.5 billion of our 3.45% Debentures due April 4, 2028. In accordance with their terms, the Debentures were redeemed at 100% of their principal amount, together with accrued and unpaid interest thereon.
(8) Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 1.18% above the three-month Canadian dollar bankers' acceptance rate.
(9) Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 1.28% above the three-month Canadian dollar bankers' acceptance rate.
(10) Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 0.56% above the three-month Canadian dollar bankers' acceptance rate.
(11) Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at Daily Compounded CORRA plus 1.69%.
(12) Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at Daily Compounded CORRA plus 2.37%.
(13) Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at Daily Compounded CORRA plus 2.23%.
(14) Interest rate is based on the six-month US$ LIBOR plus 0.25%. After June 30, 2023, we used the six-month US$ LIBOR published on Bloomberg using an unrepresentative "synthetic" methodology, as per the April 3, 2023 FCA announcement.
(15) Interest rate is based on the six-month US$ LIBOR plus 0.125%. After June 30, 2023, we used the six-month US$ LIBOR published on Bloomberg using an unrepresentative "synthetic" methodology, as per the April 3, 2023 FCA announcement.
(16) Nil (2022: US$1 million) of this issue was repurchased and cancelled during 2023.

Note 15 | Common and preferred shares and other equity instruments

The following table presents the number of common and preferred shares outstanding and dividends paid, and other equity instruments and distributions paid thereon:

Common and preferred shares outstanding and other equity instruments

$ millions, except number of shares and per share amounts, as at or for the year ended October 31

	2023				2022			
	Shares outstanding		Dividends and distributions paid		Shares outstanding		Dividends and distributions paid	
	Number of shares	Amount	Amount	$ per share	Number of shares	Amount	Amount	$ per share
Common shares [1]	931,078,785	$ 16,080	$ 3,149	$ 3.440	905,993,892	$ 14,723	$ 2,954	$ 3.270
Class A Preferred Shares								
Series 39	16,000,000	400	15	0.93	16,000,000	400	15	0.93
Series 41	12,000,000	300	12	0.98	12,000,000	300	12	0.98
Series 43	12,000,000	300	9	0.79	12,000,000	300	9	0.79
Series 45 [2]	–	–	–	–	–	–	26	0.83
Series 47 [3]	18,000,000	450	25	1.38	18,000,000	450	20	1.13
Series 49	13,000,000	325	17	1.30	13,000,000	325	17	1.30
Series 51	10,000,000	250	13	1.29	10,000,000	250	13	1.29
Series 56	600,000	600	49	82.12	600,000	600	–	–
		$ 2,625	$ 140			$ 2,625	$ 112	
Treasury shares – common shares	20,156	$ 2			46,205	$ 3		
Treasury shares – preferred shares	(18)	–			(1,995)	(2)		
Other Equity Instruments								
Limited recourse capital notes Series 1 [4]		$ 750	$ 33	4.375% [5]		$ 750	$ 33	4.375% [5]
Limited recourse capital notes Series 2 [6]		$ 750	$ 30	4.000% [5]		$ 750	$ 26	4.000% [5]
Limited recourse capital notes Series 3 [7]		$ 800	$ 64	7.150% [5]		$ 800	$ –	7.150% [5]

(1) On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC's issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to the beginning of 2022.
(2) Series 45 preferred shares were redeemed on July 29, 2022.
(3) The dividend on the Series 47 shares was reset to 5.878%, payable quarterly as and when declared by the Board of Directors, effective for the five-year period commencing January 31, 2023.
(4) See the "4.375% Limited Recourse Capital Notes Series 1 (NVCC) (subordinated indebtedness) (LRCN Series 1 Notes)" section below for details.
(5) Represents the annual interest rate percentage applicable to the LRCNs issued as at October 31 for each respective year.
(6) See the "4.000% Limited Recourse Capital Notes Series 2 (NVCC) (subordinated indebtedness) (LRCN Series 2 Notes)" section below for details.
(7) See the "7.150% Limited Recourse Capital Notes Series 3 (NVCC) (subordinated indebtedness) (LRCN Series 3 Notes)" section below for details.

Common shares

CIBC's authorized capital consists of an unlimited number of common shares, without nominal or par value.

Common shares issued

$ millions, except number of shares, as at or for the year ended October 31

	2023		2022	
	Number of shares	Amount	Number of shares	Amount
Balance at beginning of year [1]	906,040,097	$ 14,726	901,655,952	$ 14,351
Issuance pursuant to:				
Equity-settled share-based compensation plans [2]	548,516	27	1,559,629	85
Shareholder investment plan [3]	21,455,322	1,155	2,272,831	153
Employee share purchase plan	3,081,055	176	2,302,876	163
	931,124,990	$ 16,084	907,791,288	$ 14,752
Purchase of common shares for cancellation	–	–	(1,800,000)	(29)
Treasury shares	(26,049)	(2)	48,809	3
Balance at end of year [1]	931,098,941	$ 16,082	906,040,097	$ 14,726

(1) On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC's issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to the beginning of 2022.
(2) Includes the settlement of contingent consideration related to prior acquisitions.
(3) Commencing with the dividends paid on January 27, 2023, the participants in the Dividend Reinvestment Option and Stock Dividend Option of the Shareholder Investment Plan received a 2% discount from average market price on dividends reinvested in additional common shares issued from Treasury.

Share split

In February 2022, CIBC's Board of Directors approved a two-for-one share split (Share Split) of CIBC's issued and outstanding common shares to be effected through an amendment to CIBC's by-laws. On April 7, 2022, CIBC shareholders approved the Share Split. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to the beginning of 2022.

Common shares reserved for issue

As at October 31, 2023, 25,367,456 common shares (2022: 25,579,546) were reserved for future issue pursuant to stock option plans, 44,946,857 common shares (2022: 21,402,179) were reserved for future issue pursuant to the Shareholder Investment Plan, 6,357,857 common shares (2022: 11,147,755) were reserved for future issue pursuant to the ESPP and other activities, and 5,825,898,000 common shares (2022: 5,663,395,500) were reserved for future issue pursuant to instruments which include an NVCC provision requiring conversion into common shares upon the occurrence of a Trigger Event as described in the capital adequacy guidelines.

Normal course issuer bid

Our normal course issuer bid expired on December 12, 2022. Under this bid, we purchased and cancelled 1,800,000 common shares (on a post share basis) at an average price of $74.43 for a total amount of $134 million during the first quarter of 2022.

Preferred shares and other equity instruments

CIBC is authorized to issue an unlimited number of Class A Preferred Shares and Class B Preferred Shares without nominal or par value, issuable in series, provided that, for each class of preferred shares, the maximum aggregate consideration for all outstanding shares at any time does not exceed $10 billion. There are no Class B Preferred Shares currently outstanding.

Preferred share and other equity instruments rights and privileges

Class A Preferred Shares

Non-cumulative Rate Reset Class A Preferred Shares Series 39, 41, 43, 47, 49, 51, and 56 (NVCC) are redeemable, subject to regulatory approval, for cash by CIBC on or after the specified redemption dates at the cash redemption prices indicated in the terms of the preferred shares. Class A Preferred Shares Series 39, 41, 43, 47, 49, and 51 bear quarterly non-cumulative dividends and Series 56 bears semi-annual non-cumulative dividends.

Non-cumulative Rate Reset Class A Preferred Shares Series 39 (NVCC) (Series 39 shares)

On June 11, 2014, we issued 16 million Non-cumulative Rate Reset Class A Preferred Shares Series 39 (NVCC) (Series 39 shares) with a par value of $25.00 per share, for gross proceeds of $400 million. For the initial five-year period to the earliest redemption date of July 31, 2019, the Series 39 shares paid quarterly cash dividends, as declared, at a rate of 3.90%. The dividend was reset to 3.713%, payable quarterly as and when declared by the Board, effective for the five-year period commencing July 31, 2019. On July 31, 2024, and on July 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.32%.

Holders of the Series 39 shares had the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 40 (NVCC) (Series 40 shares), subject to certain conditions, on July 31, 2019. As the conditions for conversion were not met, no Series 40 shares were issued, and all of the Series 39 shares remain outstanding. Holders of the Series 39 shares will have the right to convert their shares on a one-for-one basis into Series 40 shares, subject to certain conditions, on July 31, 2024 and on July 31 every five years thereafter. Holders of the Series 40 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.32%. Holders of the then outstanding Series 40 shares may convert their shares on a one-for-one basis into Series 39 shares, subject to certain conditions, on July 31, 2029 and on July 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 39 shares at par on July 31, 2024, and on July 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 40 shares at par on July 31, 2029, and on July 31 every five years thereafter.

Non-cumulative Rate Reset Class A Preferred Shares Series 41 (NVCC) (Series 41 shares)

On December 16, 2014, we issued 12 million Non-cumulative Rate Reset Class A Preferred Shares Series 41 (NVCC) (Series 41 shares) with a par value of $25.00 per share, for gross proceeds of $300 million. For the initial five-year period to the earliest redemption date of January 31, 2020, the Series 41 shares paid quarterly cash dividends, as declared, at a rate of 3.75%. The dividend was reset to 3.909%, payable quarterly as and when declared by the Board, effective for the five-year period commencing January 31, 2020. On January 31, 2025, and on January 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.24%.

Holders of the Series 41 shares had the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 42 (NVCC) (Series 42 shares), subject to certain conditions, on January 31, 2020. As the conditions for conversion were not met, no Series 42 shares were issued, and all of the Series 41 shares remain outstanding. Holders of the Series 41 shares will have the right to convert their shares on a one-for-one basis into Series 42 shares, subject to certain conditions, on January 31, 2025 and on January 31 every five years thereafter. Holders of the Series 42 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.24%. Holders of the then outstanding Series 42 shares may convert their shares on a one-for-one basis into Series 41 shares, subject to certain conditions, on January 31, 2030 and on January 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 41 shares at par on January 31, 2025 and on January 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 42 shares at par on January 31, 2030 and on January 31 every five years thereafter.

Non-cumulative Rate Reset Class A Preferred Shares Series 43 (NVCC) (Series 43 shares)

On March 11, 2015, we issued 12 million Non-cumulative Rate Reset Class A Preferred Shares Series 43 (NVCC) (Series 43 shares) with a par value of $25.00 per share, for gross proceeds of $300 million. For the initial five-year period to the earliest redemption date of July 31, 2020, the Series 43 shares paid quarterly cash dividends, as declared, at a rate of 3.60%. The dividend was reset to 3.143%, payable quarterly as and when declared by the Board, effective for the five-year period commencing July 31, 2020. On July 31, 2025, and on July 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.79%.

Holders of the Series 43 shares had the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 44 (NVCC) (Series 44 shares), subject to certain conditions, on July 31, 2020. As the conditions for conversion were not met, no Series 44 shares were issued, and all of the Series 43 shares remain outstanding. Holders of the Series 43 shares will have the right to convert their shares on a one-for-one basis into Series 44 shares, subject to certain conditions, on July 31, 2025 and on July 31 every five years thereafter. Holders of the Series 44 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.79%. Holders of the then outstanding Series 44 shares may convert their shares on a one-for-one basis into Series 43 shares, subject to certain conditions, on July 31, 2030 and on July 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 43 shares at par on July 31, 2025 and on July 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 44 shares at par on July 31, 2030 and on July 31 every five years thereafter.

Non-cumulative Rate Reset Class A Preferred Shares Series 45 (NVCC) (Series 45 shares)
On July 29, 2022, we redeemed all 32 million Non-cumulative Rate Reset Class A Preferred Shares Series 45 (NVCC) (Series 45 shares), at a redemption price of $25.00 per Series 45 Preferred Share, for a total redemption cost of $800 million.

Non-cumulative Rate Reset Class A Preferred Shares Series 47 (NVCC) (Series 47 shares)
On January 18, 2018, we issued 18 million Non-cumulative Rate Reset Class A Preferred Shares Series 47 (NVCC) (Series 47 shares) with a par value of $25.00 per share, for gross proceeds of $450 million. For the initial five-year period to the earliest redemption date of January 31, 2023, the Series 47 shares paid quarterly cash dividends, as declared, at a rate of 4.50%. The dividend was reset to 5.878%, payable quarterly as and when declared by the Board, effective for the five-year period commencing January 31, 2023. On January 31, 2028, and on January 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.45%.

Holders of the Series 47 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 48 (NVCC) (Series 48 shares), subject to certain conditions, on January 31, 2023 and on January 31 every five years thereafter. Holders of the Series 48 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.45%. Holders of the then outstanding Series 48 shares may convert their shares on a one-for-one basis into Series 47 shares, subject to certain conditions, on January 31, 2028 and on January 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 47 shares at par on January 31, 2028 and on January 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 48 shares at par on January 31, 2033 and on January 31 every five years thereafter.

Non-cumulative Rate Reset Class A Preferred Shares Series 49 (NVCC) (Series 49 shares)
On January 22, 2019, we issued 13 million Non-cumulative Rate Reset Class A Preferred Shares Series 49 (NVCC) (Series 49 shares) with a par value of $25.00 per share, for gross proceeds of $325 million. For the initial five-year period to the earliest redemption date of April 30, 2024, the Series 49 shares pay quarterly cash dividends, as declared, at a rate of 5.20%. On April 30, 2024, and on April 30 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 3.31%.

Holders of the Series 49 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 50 (NVCC) (Series 50 shares), subject to certain conditions, on April 30, 2024 and on April 30 every five years thereafter. Holders of the Series 50 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 3.31%. Holders of the then outstanding Series 50 shares may convert their shares on a one-for-one basis into Series 49 shares, subject to certain conditions, on April 30, 2029 and on April 30 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 49 shares at par on April 30, 2024 and on April 30 every five years thereafter; we may redeem all or any part of the then outstanding Series 50 shares at par on April 30, 2029 and on April 30 every five years thereafter.

Non-cumulative Rate Reset Class A Preferred Shares Series 51 (NVCC) (Series 51 shares)
On June 4, 2019, we issued 10 million Non-cumulative Rate Reset Class A Preferred Shares Series 51 (NVCC) (Series 51 shares) with a par value of $25.00 per share, for gross proceeds of $250 million. For the initial five-year period to the earliest redemption date of July 31, 2024, the Series 51 shares pay quarterly cash dividends, as declared, at a rate of 5.15%. On July 31, 2024, and on July 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 3.62%.

Holders of the Series 51 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 52 (NVCC) (Series 52 shares), subject to certain conditions, on July 31, 2024 and on July 31 every five years thereafter. Holders of the Series 52 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 3.62%. Holders of the then outstanding Series 52 shares may convert their shares on a one-for-one basis into Series 51 shares, subject to certain conditions, on July 31, 2029 and on July 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 51 shares at par on July 31, 2024 and on July 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 52 shares at par on July 31, 2029 and on July 31 every five years thereafter.

Non-cumulative Rate Reset Class A Preferred Shares Series 56 (NVCC) (Series 56 shares)
On September 16, 2022, we issued 600,000 Non-cumulative Rate Reset Class A Preferred Shares Series 56 (NVCC) (Series 56 shares) with a par value of $1,000.00 per share, for gross proceeds of $600 million. For the initial five-year period to October 28, 2027, the Series 56 shares pay semi-annual cash dividends on the 28th day of April and October in each year, as declared, at a rate of 7.361%. The first dividend was paid on April 28, 2023. On October 28, 2027, and on October 28 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 4.20%.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 56 shares at par during the period from September 28, 2027 to and including October 28, 2027 and during the period from September 28 to and including October 28 every five years thereafter.

4.375% Limited Recourse Capital Notes Series 1 (NVCC) (subordinated indebtedness) (LRCN Series 1 Notes)
On September 16, 2020, we issued $750 million principal amount of 4.375% Limited Recourse Capital Notes Series 1 (NVCC) (subordinated indebtedness). The LRCN Series 1 Notes mature on October 28, 2080, and bear interest at a fixed rate of 4.375% per annum (paid semi-annually) until October 28, 2025. Starting on October 28, 2025, and every five years thereafter until October 28, 2075, the interest rate will be reset to the then current five-year Government of Canada bond yield plus 4.000% per annum.

Concurrently with the issuance of the LRCN Series 1 Notes, we issued Non-Cumulative 5-Year Fixed Rate Reset Class A Preferred Shares Series 53 (NVCC) (Series 53 shares), which are held in the CIBC LRCN Limited Recourse Trust (Limited Recourse Trust) that is consolidated by CIBC, and as a result, the Series 53 Preferred Shares are eliminated in CIBC's consolidated financial statements. In the event of non-payment by CIBC of the principal amount of, interest on, or redemption price for the LRCN Series 1 Notes when due, the sole remedy of each LRCN Series 1 Note holder is limited to that holder's proportionate share of the Series 53 Preferred Shares held in the Limited Recourse Trust.

Subject to regulatory approval, we may redeem the LRCN Series 1 Notes, in whole or in part, every five years during the period from September 28 to and including October 28, commencing in 2025, at par.

The LRCN Series 1 Notes and the Series 53 Preferred Shares carry standard NVCC provisions necessary for them to qualify as Tier 1 regulatory capital under Basel III (see the "NVCC conversion mechanics" section below). Upon the occurrence of a Trigger Event, each Series 53 Preferred Share held in the Limited Recourse Trust will automatically and immediately be converted, without the consent of LRCN Series 1 Note holders, into a variable number of common shares which will be delivered to LRCN Series 1 Note holders in satisfaction of the principal amount of, and accrued and unpaid interest on, all of the LRCN Series 1 Notes. All claims of LRCN Series 1 Note holders against CIBC under the LRCN Series 1 Notes will be extinguished upon receipt of such common shares.

4.000% Limited Recourse Capital Notes Series 2 (NVCC) (subordinated indebtedness) (LRCN Series 2 Notes)

On September 14, 2021, we issued $750 million principal amount of 4.000% Limited Recourse Capital Notes Series 2 (NVCC) (subordinated indebtedness). The LRCN Series 2 Notes mature on January 28, 2082, and bear interest at a fixed rate of 4.000% per annum (paid semi-annually) until January 28, 2027. Starting on January 28, 2027, and every five years thereafter until January 28, 2077, the interest rate will be reset to the then current five-year Government of Canada bond yield plus 3.102% per annum.

Concurrently with the issuance of the LRCN Series 2 Notes, we issued Non-Cumulative 5-Year Fixed Rate Reset Class A Preferred Shares Series 54 (NVCC) (Series 54 shares), which are held in the Limited Recourse Trust that is consolidated by CIBC, and as a result, the Series 54 Preferred Shares are eliminated in CIBC's consolidated financial statements. In the event of non-payment by CIBC of the principal amount of, interest on, or redemption price for the LRCN Series 2 Notes when due, the sole remedy of each LRCN Series 2 Note holder is limited to that holder's proportionate share of the Series 54 Preferred Shares held in the Limited Recourse Trust.

Subject to regulatory approval, we may redeem the LRCN Series 2 Notes, in whole or in part, every five years during the period from December 28 to and including January 28, commencing on December 28, 2026, at par.

The LRCN Series 2 Notes and the Series 54 Preferred Shares carry standard NVCC provisions necessary for them to qualify as Tier 1 regulatory capital under Basel III (see the "NVCC conversion mechanics" section below). Upon the occurrence of a Trigger Event, each Series 54 Preferred Share held in the Limited Recourse Trust will automatically and immediately be converted, without the consent of LRCN Series 2 Note holders, into a variable number of common shares which will be delivered to LRCN Series 2 Note holders in satisfaction of the principal amount of, and accrued and unpaid interest on, all of the LRCN Series 2 Notes. All claims of LRCN Series 2 Note holders against CIBC under the LRCN Series 2 Notes will be extinguished upon receipt of such common shares.

7.150% Limited Recourse Capital Notes Series 3 (NVCC) (subordinated indebtedness) (LRCN Series 3 Notes)

On June 15, 2022, we issued $800 million principal amount of 7.150% Limited Recourse Capital Notes Series 3 (NVCC) (subordinated indebtedness). The LRCN Series 3 Notes mature on July 28, 2082, and bear interest at a fixed rate of 7.150% per annum (paid semi-annually) until July 28, 2027. Starting on July 28, 2027, and every five years thereafter until July 28, 2077, the interest rate will be reset to the then current five-year Government of Canada bond yield plus 4.000% per annum.

Concurrently with the issuance of the LRCN Series 3 Notes, we issued Non-Cumulative 5-Year Fixed Rate Reset Class A Preferred Shares Series 55 (NVCC) (Series 55 shares), which are held in the Limited Recourse Trust that is consolidated by CIBC and, as a result, the Series 55 Preferred Shares are eliminated in CIBC's consolidated financial statements. In the event of non-payment by CIBC of the principal amount of, interest on, or redemption price for the LRCN Series 3 Notes when due, the sole remedy of each LRCN Series 3 Note holder is limited to that holder's proportionate share of the Series 55 Preferred Shares held in the Limited Recourse Trust.

Subject to regulatory approval, we may redeem the LRCN Series 3 Notes, in whole or in part, every five years during the period from June 28 to and including July 28, commencing on June 28, 2027, at par.

The LRCN Series 3 Notes and the Series 55 Preferred Shares carry standard NVCC provisions necessary for them to qualify as Tier 1 regulatory capital under Basel III (see the "NVCC conversion mechanics" section below). Upon the occurrence of a Trigger Event, each Series 55 Preferred Share held in the Limited Recourse Trust will automatically and immediately be converted, without the consent of LRCN Series 3 Note holders, into a variable number of common shares that will be delivered to LRCN Series 3 Note holders in satisfaction of the principal amount of, and accrued and unpaid interest on, all of the LRCN Series 3 Notes. All claims of LRCN Series 3 Note holders against CIBC under the LRCN Series 3 Notes will be extinguished upon receipt of such common shares.

Limited Recourse Capital Notes (the Notes)

The Notes are compound instruments with both equity and liability features as payments of interest and principal in cash are made at our discretion, as the sole recourse of each Note holder in the event of non-payment will be limited to that holder's proportionate share of the non-cumulative Rate Reset Class A Preferred Shares Series 53, 54 and 55 held in the Limited Recourse Trust. The liability component of the Notes has a nominal value and, as a result, the full proceeds received upon the issuance of the Notes have been presented as equity on the consolidated balance sheet, and any interest payments paid thereon are accounted for as equity distributions.

NVCC conversion mechanics

Each series of Class A Preferred Shares discussed above are subject to an NVCC provision, necessary for the shares to qualify as regulatory capital under Basel III. As such, the shares are automatically converted into common shares upon the occurrence of a "Trigger Event". As described in the Capital Adequacy Guidelines, a Trigger Event occurs when OSFI determines the bank is or is about to become non-viable and, if after conversion of all contingent instruments and consideration of any other relevant factors or circumstances, it is reasonably likely that its viability will be restored or maintained; or if the bank has accepted or agreed to accept a capital injection or equivalent support from a federal or provincial government, without which OSFI would have determined the bank to be non-viable. Each such share is convertible into a number of common shares, determined by dividing the par value of $25.00 (except, $1,000 in the case of the Series 53, 54, 55, and 56 Preferred Shares) plus declared and unpaid dividends (except for the Series 53, 54 and 55 Preferred Shares while held in the Limited Recourse Trust) by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price of $2.50 per share (subject to adjustment in certain events as defined in the relevant prospectus supplement). We have recorded the Series 39, Series 41, Series 43, Series 47, Series 49, Series 51 and Series 56 shares as equity.

Terms of Class A Preferred Shares

Outstanding as at October 31, 2023	Semi-annually dividends per share [1]	Quarterly dividends per share [1]	Earliest specified redemption date	Cash redemption price per share
Series 39		$ 0.232063	July 31, 2024	$ 25.00
Series 41		0.244313	January 31, 2025	25.00
Series 43		0.196438	July 31, 2025	25.00
Series 47		0.367375	January 31, 2028	25.00
Series 49		0.325000	April 30, 2024	25.00
Series 51		0.321875	July 31, 2024	25.00
Series 56	$ 36.825000		September 28, 2027	1,000.00

(1) Dividends may be adjusted depending on the timing of issuance or redemption.

Restrictions on the payment of dividends

Under Section 79 of the *Bank Act* (Canada), a bank, including CIBC, is prohibited from declaring or paying any dividends on its preferred or common shares if there are reasonable grounds for believing that the bank is, or the payment would cause it to be, in contravention of any capital adequacy or liquidity regulation or any direction to the bank made by OSFI.

In addition, our ability to pay common share dividends is also restricted by the terms of the outstanding preferred shares. These terms provide that we may not pay dividends on our common shares at any time without the approval of holders of the outstanding preferred shares, unless all dividends to preferred shareholders that are then payable have been declared and paid or set apart for payment. Our Series 53, 54, and 55 Preferred Shares further limit the payment of dividends on the outstanding Class A Preferred Shares Series 39, 41, 43, 47, 49, 51, and 56 in certain limited circumstances.

Currently, these limitations do not restrict the payment of dividends on our preferred or common shares.

Capital

Objectives, policy and procedures

Our overall capital management objective is to employ a strong and efficient capital base. We manage capital in accordance with a capital policy approved by the Board, which includes specific guidelines that relate to capital strength, capital mix, dividends and return of capital, and the unconsolidated capital adequacy of regulated entities. Capital is monitored continuously for compliance.

Each year, a Capital Plan and three-year outlook are established as a part of the financial plan, and they encompass all material elements of capital: forecasts of sources and uses of capital including earnings, dividends, business growth, and corporate initiatives, as well as maturities, redemptions, and issuances of capital instruments. The Capital Plan is stress-tested to ensure that it is sufficiently robust under severe but plausible stress scenarios. The level of capital and capital ratios are monitored throughout the year including a comparison to the Capital Plan. There were no significant changes made to the objectives, policy, guidelines and procedures during the year.

Regulatory capital, leverage and total loss absorbing capacity (TLAC) requirements

Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI, which are based on the capital standards developed by the Basel Committee on Banking Supervision (BCBS).

CIBC has been designated by OSFI as a domestic systemically important bank (D-SIB) in Canada, and is subject to a Common Equity Tier 1 (CET1) surcharge equal to 1.0% of risk-weighted assets (RWA). OSFI also expected D-SIBs to hold a Domestic Stability Buffer (DSB) of 3.0% as at October 31, 2023, which was increased from 2.5% effective February 1, 2023. The resulting targets established by OSFI for D-SIBs, including all buffer requirements, for CET1, Tier 1 and Total capital ratios of 11.0%, 12.5%, and 14.5%, respectively. On June 20, 2023, OSFI further announced an increase to the DSB from 3.0% to 3.5%, effective November 1, 2023.

Regulatory capital consists of CET1, Tier 1 and Tier 2 capital. CET1 capital includes common shares, retained earnings, AOCI (excluding AOCI relating to cash flow hedges and changes to FVO liabilities attributable to changes in own credit risk), and qualifying instruments issued by a consolidated banking subsidiary to third parties, less regulatory adjustments for items such as goodwill and other intangible assets (net of related deferred tax liabilities), certain deferred tax assets, net assets related to defined benefit pension plans as reported on our consolidated balance sheet (net of related deferred tax liabilities), and certain investments. Additional Tier 1 (AT1) capital primarily includes NVCC preferred shares, LRCNs, and qualifying instruments issued by a consolidated subsidiary to third parties. Tier 2 capital includes NVCC subordinated indebtedness, eligible general allowance, and qualifying instruments issued by a consolidated subsidiary to third parties.

To supplement risk-based capital requirements, OSFI expects federally regulated deposit-taking institutions to have a leverage ratio, which is a non-risk-based capital metric, that meets or exceeds 3.5%, including a 0.5% D-SIB buffer.

OSFI also requires D-SIBs to maintain a supervisory target TLAC ratio (which builds on the risk-based capital ratios) and a minimum TLAC leverage ratio (which builds on the leverage ratio). OSFI expects D-SIBs to have a minimum risk-based TLAC ratio of 21.5% plus the then applicable DSB requirement (3.0% as noted above), and a minimum TLAC leverage ratio of 7.25%. TLAC consists of regulatory capital and bail-in eligible liabilities that have residual maturity greater than one year.

These targets may be higher for certain institutions at OSFI's discretion. During the years ended October 31, 2023 and 2022, we have complied with OSFI's regulatory capital, leverage ratio, and TLAC requirements.

Our capital, leverage and TLAC ratios are presented in the table below[1]:

$ millions, as at October 31		**2023**	2022
CET1 capital		$ **40,327**	$ 37,005
Tier 1 capital	A	**45,270**	41,946
Total capital		**52,119**	48,263
Total RWA	B	**326,120**	315,634
CET1 ratio		**12.4 %**	11.7 %
Tier 1 capital ratio		**13.9 %**	13.3 %
Total capital ratio		**16.0 %**	15.3 %
Leverage ratio exposure [2]	C	$ **1,079,103**	$ 961,791
Leverage ratio [2]	A/C	**4.2 %**	4.4 %
TLAC available	D	$ **100,176**	$ 95,136
TLAC ratio	D/B	**30.7 %**	30.1 %
TLAC leverage ratio [2]	D/C	**9.3 %**	9.9 %

(1) The 2022 results included the impact of the ECL transitional arrangement announced by OSFI on March 27, 2020, which results in a portion of ECL allowances that would otherwise be included in Tier 2 capital qualifying for inclusion in CET1 capital subject to certain scalars and limitations. The transitional arrangement was no longer applicable, beginning in the first quarter of 2023. The 2023 results reflect the impacts from the implementation of Basel III reforms that became effective as of February 1, 2023.

(2) The temporary exclusion of Central bank reserves from the leverage ratio exposure measure in response to the onset of the COVID-19 pandemic was no longer applicable in the second quarter of 2023.

Note 16 | Capital Trust securities

CIBC Capital Trust was a trust wholly owned by CIBC and established under the laws of the Province of Ontario. CIBC Tier 1 Notes were issued on March 13, 2009. CIBC Capital Trust was not consolidated by CIBC and the senior deposit notes issued by CIBC to CIBC Capital Trust were reported as Deposits – Business and government on the consolidated balance sheet.

The Notes were structured to achieve Tier 1 regulatory capital treatment and, as such, had features of equity capital. Under the OSFI Capital Adequacy Requirements (CAR) Guideline, any Tier 1 Notes outstanding as of November 1, 2021 would not be recognized as regulatory capital. With OSFI's prior approval, on November 1, 2021, CIBC Capital Trust redeemed its remaining $300 million of Tier 1 Notes at 100% of their principal amount together with accrued and unpaid interest up to but excluding the redemption date. As a result of the redemption of the Tier 1 Notes by CIBC Capital Trust, CIBC also redeemed the corresponding senior deposit notes issued by CIBC to CIBC Capital Trust on November 1, 2021.

Note 17 | Share-based payments

We provide the following share-based compensation to certain employees and directors in the form of cash-settled or equity-settled awards.

Restricted share award plan[1]
Under the RSA plan, share unit equivalents (RSA units) are granted to certain key employees on an annual basis or during the year as special grants. RSA grants are made in the form of cash-settled awards which generally vest and settle in cash either at the end of three years or one-third annually beginning one year after the date of the grant. Dividend equivalents on RSA units are paid in cash or in the form of additional RSA units to the employees at the end of the vesting period or settlement date.

Grant date fair value of each cash-settled RSA unit granted is calculated based on the average closing price per common share on the Toronto Stock Exchange (TSX) for the 10 trading days prior to a date specified in the grant terms. Upon vesting, each RSA unit is settled in cash based on the average closing price per common share on the TSX for the 10 trading days prior to the vesting date.

During the year, 6,687,379 RSAs were granted at a weighted-average price of $63.78 (2022: 5,656,353 granted at a weighted-average price of $73.43) and the number of RSAs outstanding as at October 31, 2023 was 18,281,700 (2022: 17,022,399). Compensation expense in respect of RSAs, before the impact of hedging for changes in share price, totalled $224 million in 2023 (2022: $247 million). As at October 31, 2023, liabilities in respect of RSAs, which are included in Other liabilities, were $829 million (2022: $973 million).

Performance share unit plan[1]
Under the PSU plan, awards are granted to certain key employees on an annual basis in December. PSU grants are made in the form of cash-settled awards which vest and settle in cash at the end of three years. Dividend equivalents on PSUs are provided in the form of additional PSUs.

The grant date fair value of each cash-settled PSU is calculated based on the average closing price per common share on the TSX for the 10 trading days prior to a date specified in the grant terms. The final number of PSUs that vest will range from 75% to 125% of the initial number awarded based on CIBC's performance relative to the other major Canadian banks. Upon vesting, each PSU is settled in cash based on the average closing price per common share on the TSX for the 10 trading days prior to the vesting date.

During the year, 1,842,253 PSUs were granted at a weighted-average price of $64.28 (2022: 1,652,812 granted at a weighted-average price of $73.77). As at October 31, 2023, the number of PSUs outstanding, before the impact of CIBC's relative performance, was 5,762,949 (2022: 5,501,190). Compensation expense in respect of PSUs, before the impact of hedging for changes in share price, totalled $56 million in 2023 (2022: $90 million). As at October 31, 2023, liabilities in respect of PSUs, which are included in Other liabilities, were $277 million (2022: $341 million).

(1) On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC's issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to the beginning of 2022.

Exchangeable shares

As part of our acquisition of Wellington Financial in the first quarter of 2018, equity-settled awards in the form of exchangeable shares, which vested over a period of up to five years and had specific service and non-market performance vesting conditions, were issued to selected employees. Employees received dividend equivalents in the form of additional common shares upon vesting. Compensation expense in respect of the exchangeable shares was based on the grant date fair value, adjusted for the impact of best estimates on the satisfaction of the service requirements and non-market performance conditions. At the acquisition, each exchangeable share was granted at $123.99, and the number of exchangeable shares outstanding that were not vested as at October 31, 2023 was nil (2022: 100,907). The number of exchangeable shares outstanding were not impacted by the two-for-one share split of CIBC common shares that was effective at the close of business on May 13, 2022; however, employees received additional common shares upon exchange to reflect the share split. Compensation expense in respect of exchangeable shares totalled $1 million in 2023 (2022: $3 million).

Deferred share unit plan/deferred compensation plan[1]

Under the DSU plan and DCP plan, certain employees can elect to receive DSUs in exchange for cash compensation that they would otherwise be entitled to. In addition, certain key employees are granted DSUs during the year as special grants. DSUs are generally fully vested upon grant or vest in accordance with the vesting schedule defined in the grant agreement and settle in cash on a date within the period specified in the plan terms. Employees receive dividend equivalents in the form of additional DSUs.

Grant date fair value of each cash settled DSU that is not granted under the DCP is calculated based on the average closing price per common share on the TSX for the 10 trading days prior to a date specified in the grant terms. These DSUs are settled in cash based on the average closing price per common share on the TSX for the 10 trading days prior to the payout date and after the employee's termination of employment. The grant date fair value for DCP grants is based on the closing stock price on the New York Stock Exchange (NYSE) on the last day of the calendar quarter. Upon distribution, each DSU is settled in cash based on the average closing price per common share on the NYSE for the 10 trading days prior to the date of the distribution.

During the year, 310,647 DSUs were granted at a weighted-average price of $64.15 (2022: 315,545 granted at a weighted-average price of $73.54) and the number of DSUs outstanding as at October 31, 2023 was 2,048,785 (2022: 2,079,118). Compensation expense in respect of DSUs, before the impact of hedging for changes in share price, totalled ($5) million in 2023 (2022: $2 million). As at October 31, 2023, liabilities in respect of DSUs, which are included in Other liabilities, were $135 million (2022: $147 million).

(1) On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC's issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to the beginning of 2022.

Directors' plans

Each director who is not an officer or employee of CIBC may elect to receive: 1) the annual equity retainer as either DSUs or common shares, under the Director DSU/Common Share Election Plan and 2) all or a portion of their remuneration in the form of cash, common shares or DSUs under the Non-Officer Director Share Plan.

The value of DSUs credited to a director is payable when he or she is no longer a director or employee of CIBC or of an affiliate of CIBC, and for directors subject to section 409A of the U.S. Internal Revenue Code of 1986, as amended, the director is not providing any services to CIBC or any member of its controlled group as an independent contractor. In addition, under the Director DSU/Common Share Election Plan, the value of DSUs is payable only if the director is not related to, or affiliated with, CIBC as defined in the *Income Tax Act* (Canada).

Other non-interest expense in respect of the DSU components, before the impact of hedging for changes in share price of these plans, totalled ($1) million in 2023 (2022: ($4) million). As at October 31, 2023, liabilities in respect of DSUs, which are included in Other liabilities, were $15 million (2022: $26 million).

Stock option plans

Under the ESOP, stock options are periodically granted to certain key employees. Options provide the employee with the right to purchase common shares from CIBC at a fixed price not less than the closing price of the shares on the trading day immediately preceding the grant date. In general, the options vest by the end of the fourth year and expire 10 years from the grant date.

The following tables summarize the activities of the stock options and provide additional details related to stock options outstanding and vested.

As at or for the year ended October 31	2023		2022	
	Number of stock options [1]	Weighted-average exercise price [1][2]	Number of stock options [1]	Weighted-average exercise price [1]
Outstanding at beginning of year	11,438,024	$ 57.73	10,295,854	$ 53.34
Granted	3,490,610	59.39	2,565,310	70.05
Exercised [3]	(212,090)	27.20	(1,362,340)	48.42
Forfeited	(28,465)	62.09	(60,800)	56.08
Cancelled/expired	–	–	–	–
Outstanding at end of year	14,688,079	$ 58.47	11,438,024	$ 57.73
Exercisable at end of year	5,807,176	$ 54.42	4,381,128	$ 53.03
Available for grant	10,679,377		14,141,522	
Reserved for future issue	25,367,456		25,579,546	

(1) On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC's issued and outstanding common shares. The number of stock options and the weighted-average exercise price have been adjusted to reflect the Share Split such that the value of the outstanding and vested stock options to the employees was not impacted by the Share Split.

(2) For foreign currency-denominated options granted and exercised during the year, the weighted-average exercise prices are translated using exchange rates as at the grant date and settlement date, respectively. The weighted-average exercise price of outstanding balances as at October 31, 2023 reflects the conversion of foreign currency-denominated options at the year-end exchange rate.

(3) The weighted-average share price at the date of exercise was $59.49 (2022: $76.35).

As at October 31, 2023	Stock options outstanding [1]			Stock options vested [1]	
Range of exercise prices	Number outstanding	Weighted-average contractual life remaining	Weighted-average exercise price	Number outstanding	Weighted-average exercise price
$1.00 – $30.00	20,928	0.33	$ 25.60	20,928	$ 25.60
$30.01 – $40.00	169,312	1.86	31.70	169,312	31.70
$40.01 – $50.00	678,030	1.44	47.71	678,030	47.71
$50.01 – $60.00	10,087,139	6.72	56.61	3,759,480	55.05
$60.01 – $70.00	1,179,426	4.12	60.01	1,179,426	60.01
$70.01 – $80.00	2,553,244	8.10	70.05	–	70.05
	14,688,079	6.44	$ 58.47	5,807,176	$ 54.42

The fair value of options granted during the year was measured at the grant date using the Black-Scholes option pricing model. Model assumptions are based on observable market data for the risk-free interest rate and dividend yield, contractual terms for the exercise price, and historical experience for expected life. Volatility assumptions are best estimates of market implied volatility matching the exercise price and expected life of the options.

The following weighted-average assumptions were used as inputs into the Black-Scholes option pricing model to determine the fair value of options on the date of grant:

For the year ended October 31	2023	2022
Weighted-average assumptions		
Risk-free interest rate	3.27 %	1.84 %
Expected dividend yield	6.84 %	5.80 %
Expected share price volatility	19.86 %	18.03 %
Expected life	6 years	6 years
Share price/exercise price [1]	$ 59.39	$ 70.05

For 2023, the weighted-average[1] grant date fair value of options was $4.41 (2022: $4.68).

Compensation expense in respect of stock options totalled $12 million in 2023 (2022: $21 million).

(1) On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC's issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to the beginning of 2022.

Employee share purchase plan

Under our Canadian ESPP, qualifying employees can choose each year to have any portion of their eligible earnings withheld to purchase common shares. We match 50% of the employee contribution amount, up to a maximum contribution of 3% of eligible earnings, subject to a ceiling of $2,250 annually. CIBC contributions vest after employees have two years of continuous participation in the plan, and all subsequent contributions vest immediately. Similar programs exist in other regions globally, where each year qualifying employees can choose to have a portion of their eligible earnings withheld to purchase common shares and receive a matching employer contribution subject to each plan's provisions. Employee contributions to our ESPP are used to purchase common shares from Treasury. CIBC FirstCaribbean operates an ESPP locally, in which contributions are used by the plan trustee to purchase CIBC FirstCaribbean common shares in the open market.

Our contributions are expensed as incurred and totalled $60 million in 2023 (2022: $57 million).

Note 18 | Post-employment benefits

We sponsor pension and other post-employment benefit plans for eligible employees in a number of jurisdictions including Canada, the U.S., the U.K., and the Caribbean. Our pension plans include registered funded defined benefit pension plans, supplemental arrangements that provide pension benefits in excess of statutory limits, and defined contribution plans. We also provide certain health-care, life insurance, and other benefits to eligible employees and retired members. Plan assets and defined benefit obligations related to our defined benefit plans are measured for accounting purposes as at October 31 each year.

Plan characteristics, funding and risks

Pension plans

Pension plans include CIBC's Canadian, U.S., U.K., and Caribbean pension plans. CIBC's Canadian pension plans represent approximately 90% of our consolidated defined benefit obligation. All of our Canadian pension plans are defined benefit plans, the most significant of which is our principal Canadian pension plan (the CIBC Pension Plan), which encompasses approximately 66,000 active, deferred, and retired members.

The CIBC Pension Plan provides members with monthly pension income at retirement based on a prescribed plan formula which is based on a combination of maximum yearly pensionable earnings, average earnings at retirement and length of service recognized in the plan. There is a two-year waiting period for members to join the CIBC Pension Plan.

The CIBC Pension Plan is funded through a separate trust. Actuarial funding valuations are prepared by the Plan's external actuary at least once every three years or more frequently as required by Canadian pension legislation to determine CIBC's minimum funding requirements as well as maximum permitted contributions. Any deficits determined in the funding valuations must generally be funded over a period not exceeding fifteen years. CIBC's pension funding policy is to make at least the minimum annual required contributions required by regulations. Any contributions in excess of the minimum requirements are discretionary.

The CIBC Pension Plan is registered with OSFI and the Canada Revenue Agency (CRA) and is subject to the acts and regulations that govern federally regulated pension plans.

Other post-employment plans

Other post-employment plans include CIBC's Canadian, U.S. and Caribbean post-retirement health-care benefit plans (referred to for disclosure purposes as other post-employment plans). CIBC's Canadian other post-employment plan (the Canadian post-employment plan) represents more than 93% of our consolidated other post-employment defined benefit obligation.

The Canadian post-employment plan provides medical, dental and life insurance benefits to retirees that meet specified eligibility requirements, including specified age and service period eligibility requirements. CIBC reimburses 100% of the cost of benefits for eligible employees that retired prior to January 1, 2009, whereas the contribution level for medical and dental benefits for eligible employees that retire subsequent to this date has been fixed at a specified level. The plan is funded on a pay-as-you-go basis.

Benefit changes

The CIBC Pension Plan was amended in 2023 to introduce caps on pensionable earnings based on job level effective November 1, 2023. This change was communicated to plan members in the fourth quarter of 2023 and resulted in a $73 million negative past service cost for the year ended October 31, 2023. There were no material changes to the terms of our Canadian defined benefit pension plans in 2022. Certain plan amendments were made to our other pension plans in 2023 which resulted in a past service cost and to our other post-employment plans in 2022, which resulted in a negative past service cost.

Risks

CIBC's defined benefit plans expose the group to actuarial risks (such as longevity risk), currency risk, interest rate risk, market (investment) risk and health-care cost inflation risks.

The CIBC pension plan operates a currency overlay strategy, which may use forwards or similar instruments, to manage and mitigate its currency risk.

Interest rate risk is managed as part of the CIBC pension plan's liability-driven investment strategy through a combination of physical bonds, overlays funded in the repo market, and/or derivatives.

Market (investment) risk is mitigated through a multi-asset portfolio construction process that diversifies across a variety of market risk drivers.

The use of derivatives within the CIBC pension plan is governed by its derivatives policy that was approved by the Pension Benefits Management Committee (PBMC) and permits the use of derivatives to manage risk at the discretion of the Pension Investment Committee (PIC). In addition to the management of interest rate risk, risk reduction and mitigation strategies may include hedging of currency, credit spread and/or equity risks. The derivatives policy also permits the use of derivatives to enhance plan returns.

Plan governance

All of CIBC's pension arrangements are governed by local pension committees, senior management or a board of trustees. However, all significant plan changes require approval from the Management Resources and Compensation Committee (MRCC). For the Canadian pension plans, the MRCC is responsible for setting the strategy for the pension plans, reviewing material risks, performance including funded status, and approving material design or governance changes.

While specific investment policies are determined at a plan level to reflect the unique characteristics of each plan, common investment policies for all plans include the optimization of the risk-return relationship using a portfolio of multiple asset classes diversified by market segment, economic sector, and issuer. The objectives are to secure the benefits promised by our funded plans, to maximize long-term investment returns while not compromising the benefit security of the respective plans, manage the level of funding contributions in conjunction with the stability of the funded status, and implement all policies in a cost effective manner. Investments in quoted debt and equity (held either directly or indirectly through investment funds) represent the most significant asset allocations.

The use of derivatives is limited to the purposes and instruments described in the derivatives policy of the CIBC Pension Plan. These include the use of synthetic debt or equity instruments, currency hedging, risk reduction and enhancement of returns.

Investments in specific asset classes are further diversified across funds, managers, strategies, sectors and geographies, depending on the specific characteristics of each asset class.

The exposure to any one of these asset classes will be determined by our assessment of the needs of the plan assets and economic and financial market conditions. Factors evaluated before adopting the asset mix include demographics, cash-flow payout requirements, liquidity requirements, actuarial assumptions, expected benefit increases, and plan funding requirements.

Management of the assets of the various Canadian plans has been delegated primarily to the PIC, which is a committee that is composed of CIBC management. The PIC is responsible for the appointment and termination of individual investment managers (which includes CIBC Asset Management Inc., a wholly owned subsidiary of CIBC), who each have investment discretion within established target asset mix ranges as set by the PBMC. Should a fund's actual asset mix fall outside specified ranges, the assets are re-balanced as required to be within the target asset mix ranges. On a periodic basis, an Asset-Liability Matching study is performed in which the consequences of the strategic investment policies are analyzed.

Management of the actuarial valuations of the various Canadian plans is primarily the responsibility of the PBMC. The PBMC is responsible for approving the actuarial assumptions for the valuations of the plans, and for recommending the level of annual funding for the Canadian plans to CIBC senior management.

Local committees with similar mandates manage our non-Canadian plans and annually report back to the MRCC on all material governance activities.

Amounts recognized on the consolidated balance sheet

The following tables present the financial position of our defined benefit pension and other post-employment plans for Canada, the U.S., the U.K., and our Caribbean subsidiaries. Other minor plans operated by some of our subsidiaries are not material and are not included in these disclosures.

$ millions, as at or for the year ended October 31	Pension plans 2023	Pension plans 2022	Other post-employment plans 2023	Other post-employment plans 2022
Defined benefit obligation				
Balance at beginning of year	$ 7,040	$ 8,564	$ 436	$ 549
Current service cost	212	265	5	7
Past service cost	(69)	–	–	(8)
Interest cost on defined benefit obligation	380	303	23	19
Gain on settlements	–	1	–	–
Employee contributions	4	4	–	–
Benefits paid	(362)	(379)	(29)	(27)
Special termination benefits	2	(1)	–	–
Foreign exchange rate changes and other [1]	16	58	1	6
Net actuarial (gains) losses on defined benefit obligation	(163)	(1,775)	(14)	(110)
Balance at end of year	$ 7,060	$ 7,040	$ 422	$ 436
Plan assets				
Fair value at beginning of year	$ 8,435	$ 9,904	$ –	$ –
Interest income on plan assets [2]	460	360	–	–
Net actuarial gains (losses) on plan assets [2]	(493)	(1,592)	–	–
Employer contributions	36	79	29	27
Employee contributions	4	4	–	–
Benefits paid	(362)	(379)	(29)	(27)
Settlements and special termination benefits	–	(1)	–	–
Plan administration costs	(7)	(8)	–	–
Foreign exchange rate changes and other [1]	18	68	–	–
Fair value at end of year	$ 8,091	$ 8,435	$ –	$ –
Net defined benefit asset (liability)	1,031	1,395	(422)	(436)
Valuation allowance [3]	(16)	(16)	–	–
Net defined benefit asset (liability), net of valuation allowance	$ 1,015	$ 1,379	$ (422)	$ (436)

(1) Fiscal 2022 includes the addition of the defined benefit obligations and plan assets related to the pension plans and other post-employment plans of immaterial subsidiaries with a net defined benefit liability of $3 million as of October 31, 2022.
(2) The actual return on plan assets for the year was a loss of $33 million (2022: loss of $1,232 million).
(3) The valuation allowance reflects the effect of asset ceiling on plans with a net defined benefit asset.

The net defined benefit asset (liability), net of valuation allowance, included in other assets and other liabilities is as follows:

$ millions, as at October 31	Pension plans 2023	Pension plans 2022	Other post-employment plans 2023	Other post-employment plans 2022
Other assets	$ 1,055	$ 1,420	$ –	$ –
Other liabilities	(40)	(41)	(422)	(436)
	$ 1,015	$ 1,379	$ (422)	$ (436)

The defined benefit obligation and plan assets by region are as follows:

$ millions, as at October 31	Pension plans 2023	Pension plans 2022	Other post-employment plans 2023	Other post-employment plans 2022
Defined benefit obligation				
Canada	$ 6,373	$ 6,382	$ 392	$ 405
U.S., U.K., and the Caribbean	687	658	30	31
Defined benefit obligation at the end of year	$ 7,060	$ 7,040	$ 422	$ 436
Plan assets				
Canada	$ 7,292	$ 7,666	$ –	$ –
U.S., U.K., and the Caribbean	799	769	–	–
Plan assets at the end of year	$ 8,091	$ 8,435	$ –	$ –

Amounts recognized in the consolidated statement of income

The net defined benefit expense for our defined benefit plans in Canada, the U.S., the U.K., and the Caribbean is as follows:

$ millions, for the year ended October 31	Pension plans 2023	Pension plans 2022	Other post-employment plans 2023	Other post-employment plans 2022
Current service cost [1]	$ 212	$ 265	$ 5	$ 7
Past service cost	(69)	–	–	(8)
Gain on settlements	–	1	–	–
Interest cost on defined benefit obligation	380	303	23	19
Interest income on plan assets	(460)	(360)	–	–
Interest expense on effect of asset ceiling	1	1	–	–
Special termination benefits	2	–	–	–
Plan administration costs	7	8	–	–
Net defined benefit plan expense recognized in net income	$ 73	$ 218	$ 28	$ 18

(1) The 2023 and 2022 current service costs were calculated using separate discount rates of 5.44% and 3.61%, respectively, to reflect the longer duration of future benefits payments associated with the additional year of service to be earned by the plan's active participants.

Amounts recognized in the consolidated statement of comprehensive income

The net remeasurement gains (losses) recognized in OCI for our defined benefit plans in Canada, the U.S., the U.K., and the Caribbean is as follows:

	Pension plans		Other post-employment plans	
$ millions, for the year ended October 31	**2023**	2022	**2023**	2022
Actuarial gains (losses) on defined benefit obligation arising from changes in:				
Demographic assumptions	**$ (1)**	$ 5	**$ –**	$ –
Financial assumptions	**200**	2,033	**11**	106
Experience	**(36)**	(263)	**3**	4
Net actuarial gains (losses) on plan assets	**(493)**	(1,592)	**–**	–
Changes in asset ceiling excluding interest income	**1**	2	**–**	–
Net remeasurement gains (losses) recognized in OCI	**$ (329)**	$ 185	**$ 14**	$ 110

Canadian defined benefit plans

As the Canadian defined benefit pension and other post-employment benefit plans represent approximately 90% of our consolidated defined benefit obligation, they are the subject and focus of the disclosures in the balance of this note.

Disaggregation and maturity profile of defined benefit obligation

The breakdown of the defined benefit obligation for our Canadian plans between active, deferred and retired members is as follows:

	Pension plans		Other post-employment plans	
$ millions, as at October 31	**2023**	2022	**2023**	2022
Active members	**$ 3,043**	$ 3,164	**$ 75**	$ 75
Deferred members	**415**	410	**–**	–
Retired members	**2,915**	2,808	**317**	330
Total	**$ 6,373**	$ 6,382	**$ 392**	$ 405

The weighted-average duration of the defined benefit obligation for our Canadian plans is as follows:

	Pension plans		Other post-employment plans	
As at October 31	**2023**	2022	**2023**	2022
Weighted-average duration, in years	**12.4**	12.7	**10.2**	10.4

Plan assets

The major categories of our defined benefit pension plan assets for our Canadian plans are as follows:

$ millions, as at October 31	**2023**			2022	
Asset category [1]					
Canadian equity securities [2]	**$ 430**	**6 %**	$ 421	5 %
Debt securities [3]					
Government bonds	**3,872**	**53**	3,724	48
Corporate bonds	**519**	**7**	1,193	16
	4,391	**60**	4,917	64
Investment funds [4]					
Canadian equity funds	**27**	**–**	22	–
U.S. equity funds	**454**	**6**	435	6
International equity funds [5]	**30**	**1**	26	1
Global equity funds [5]	**1,081**	**15**	1,083	14
Fixed income funds	**92**	**1**	86	1
	1,684	**23**	1,652	22
Other [2]					
Alternative investments [6]	**2,463**	**34**	2,396	31
Cash and cash equivalents and other	**226**	**3**	421	6
Securities purchased under resale agreements	**–**	**–**	485	6
Obligations related to securities sold under repurchase agreements and securities sold short	**(1,902)**	**(26)**	(2,626)	(34)
	787	**11**	676	9
	$ 7,292	**100 %**	$ 7,666	100 %

(1) Asset categories are based upon risk classification including synthetic exposure through derivatives. The fair value of derivatives as at October 31, 2023 was a net derivative liability of $49 million (2022: net derivative asset of $24 million).
(2) Pension benefit plan assets include CIBC issued securities and deposits of nil (2022: nil), representing nil of Canadian plan assets (2022: nil). All of the equity securities held as at October 31, 2023 and 2022 have daily quoted prices in active markets except hedge funds, infrastructure, and private equity.
(3) All debt securities held as at October 31, 2023 and 2022 are investment grade, of which $142 million (2022: $341 million) have daily quoted prices in active markets.
(4) $26 million (2022: $23 million) of the investment funds are directly held as at October 31, 2023 and have daily quoted prices in active markets.
(5) Global equity funds include North American and international investments, whereas International equity funds do not include North American investments.
(6) Comprised of private equity, infrastructure, private debt and real estate funds.

Principal actuarial assumptions

The weighted-average principal assumptions used to determine the defined benefit obligation for our Canadian plans are as follows:

	Pension plans		Other post-employment plans	
As at October 31	**2023**	2022	**2023**	2022
Discount rate	**5.7 %**	5.4 %	**5.7 %**	5.5 %
Rate of compensation increase [1]	**2.5 %**	2.5 %	**n/a**	n/a

(1) Rates of compensation increase for 2023 and 2022 reflect the use of a salary growth rate assumption table that is based on the age and tenure of the employees. The table yields a weighted-average salary growth rate of approximately 2.5% per annum (2022: 2.5%).
n/a Not applicable.

Assumptions regarding future mortality have been based on published statistics and mortality tables. The current longevities underlying the values of the defined benefit obligation of our Canadian plans are as follows (in years):

As at October 31	**2023**	2022
Longevity at age 65 for current retired members		
Males	**23.5**	23.5
Females	**24.6**	24.6
Longevity at age 65 for current members aged 45		
Males	**24.5**	24.4
Females	**25.5**	25.5

The assumed health-care cost trend rates of the Canadian other post-employment plan providing medical, dental, and life insurance benefits are as follows:

For the year ended October 31	**2023**	2022
Health-care cost trend rates assumed for next year	**4.8 %**	4.8 %
Rate to which the cost trend rate is assumed to decline	**4.0 %**	4.0 %
Year that the rate reaches the ultimate trend rate	**2040**	2040

Sensitivity analysis

Reasonably possible changes to one of the principal actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation of our Canadian plans as follows:

Estimated increase (decrease) in defined benefit obligation	**Pension plans**	**Other post-employment plans**
$ millions, as at October 31	**2023**	**2023**
Discount rate (100 basis point change)		
Decrease in assumption	**$ 824**	**$ 42**
Increase in assumption	**(725)**	**(35)**
Rate of compensation increase (100 basis point change)		
Decrease in assumption	**(157)**	**–**
Increase in assumption	**178**	**–**
Health-care cost trend rates (100 basis point change)		
Decrease in assumption	**n/a**	**(17)**
Increase in assumption	**n/a**	**20**
Future mortality		
1 year shorter life expectancy	**(133)**	**(8)**
1 year longer life expectancy	**138**	**10**

n/a Not applicable.

The sensitivity analyses presented above are indicative only, and should be considered with caution as they have been calculated in isolation without changing other assumptions. In practice, changes in one assumption may result in changes in another, which may magnify or counteract the disclosed sensitivities.

Future cash flows
Cash contributions
The most recently completed actuarial valuation of the CIBC Pension Plan for funding purposes was as at October 31, 2022. The next actuarial valuation of this plan for funding purposes will be effective as of October 31, 2023.

The minimum contributions for 2024 are anticipated to be $130 million for the CIBC Pension Plan and $29 million for the Canadian other post-employment benefit plans. These estimates are subject to change since contributions are affected by various factors, such as market performance, regulatory requirements, and management's ability to change funding policy.

Expected future benefit payments
The expected future benefit payments for our Canadian plans for the next 10 years are as follows:

$ millions, for the year ended October 31	2024	2025	2026	2027	2028	2029–2033	Total
Defined benefit pension plans	$ 377	$ 376	$ 390	$ 402	$ 414	$ 2,247	$ 4,206
Other post-employment plans	29	29	30	30	31	159	308
	$ 406	$ 405	$ 420	$ 432	$ 445	$ 2,406	$ 4,514

Defined contributions and other plans

We also maintain defined contribution plans for certain employees and make contributions to government pension plans. The expense recognized in the consolidated statement of income for these benefit plans is as follows:

$ millions, for the year ended October 31	2023	2022
Defined contribution pension plans	$ 60	$ 49
Government pension plans [1]	194	171
	$ 254	$ 220

(1) Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

Note 19 | Income taxes

Total income taxes

$ millions, for the year ended October 31	2023	2022
Consolidated statement of income		
Provision for (reversal of) current income taxes		
Adjustments for prior years	$ 607	$ 35
Current income tax expense	1,411	1,741
	2,018	1,776
Provision for (reversal of) deferred income taxes		
Adjustments for prior years	(11)	(27)
Effect of changes in tax rates and laws	(10)	(4)
Origination and reversal of temporary differences	(66)	(15)
	(87)	(46)
	1,931	1,730
OCI	(219)	(268)
Total comprehensive income	$ 1,712	$ 1,462

Components of income tax

$ millions, for the year ended October 31	2023	2022
Current income taxes		
Federal	$ 748	$ 627
Provincial	481	429
Foreign	634	459
	1,863	1,515
Deferred income taxes		
Federal	(37)	51
Provincial	(24)	37
Foreign	(90)	(141)
	(151)	(53)
	$ 1,712	$ 1,462

We are subject to Canadian taxation on income of foreign branches. Earnings of foreign subsidiaries would generally only be subject to Canadian tax when distributed to Canada. Additional Canadian taxes that would be payable if all foreign subsidiaries' retained earnings were distributed to the Canadian parent as dividends are estimated to be nil.

The effective rates of income tax in the consolidated statement of income are different from the combined Canadian federal and provincial income tax rates as set out in the following table:

Reconciliation of income taxes

$ millions, for the year ended October 31	2023		2022	
Combined Canadian federal and provincial income tax rate applied to income before income taxes	$ 1,936	27.8 %	$ 2,097	26.3 %
Income taxes adjusted for the effect of:				
Foreign operations subject to different tax rates	(332)	(4.8)	(199)	(2.5)
Tax-exempt income	(184)	(2.7)	(156)	(2.0)
Changes in income tax rate on deferred tax balances	(10)	(0.1)	(4)	–
Impact of equity-accounted income	(2)	–	(13)	(0.2)
Canada Recovery Dividend (CRD) tax	525	7.5	–	–
Other	(2)	–	5	0.1
Income taxes in the consolidated statement of income	$ 1,931	27.7 %	$ 1,730	21.7 %

Deferred income taxes

Sources of and movement in deferred tax assets and liabilities

Deferred tax assets

$ millions, for the year ended October 31		Allowance for credit losses	Property and equipment	Pension and employee benefits	Provisions	Financial instrument revaluation	Tax loss carry-forwards (1)	Other	Total assets
2023	**Balance at beginning of year**	**$ 256**	**$ 6**	**$ 275**	**$ 92**	**$ 125**	**$ 6**	**$ 264**	**$ 1,024**
	Recognized in net income	**142**	**(1)**	**12**	**(39)**	**(7)**	**(1)**	**25**	**131**
	Recognized in OCI	**–**	**–**	**70**	**–**	**(27)**	**–**	**16**	**59**
	Other (2)	**3**	**(1)**	**(46)**	**–**	**–**	**(1)**	**(1)**	**(46)**
	Balance at end of year	**$ 401**	**$ 4**	**$ 311**	**$ 53**	**$ 91**	**$ 4**	**$ 304**	**$ 1,168**
2022	Balance at beginning of year	$ 222	$ 40	$ 307	$ 103	$ 24	$ 5	$ 215	$ 916
	Recognized in net income	24	3	(25)	(12)	(3)	2	49	38
	Recognized in OCI	–	–	(16)	–	104	–	–	88
	Other (2)	10	(37)	9	1	–	(1)	–	(18)
	Balance at end of year	$ 256	$ 6	$ 275	$ 92	$ 125	$ 6	$ 264	$ 1,024

Deferred tax liabilities

$ millions, for the year ended October 31		Intangible assets	Property and equipment	Pension and employee benefits	Goodwill	Financial instrument revaluation	Other	Total liabilities
2023	**Balance at beginning of year**	**$ (341)**	**$ (69)**	**$ (71)**	**$ (89)**	**$ (13)**	**$ (6)**	**$ (589)**
	Recognized in net income	**(50)**	**1**	**1**	**(2)**	**–**	**6**	**(44)**
	Recognized in OCI	**–**	**–**	**5**	**–**	**–**	**–**	**5**
	Other (2)	**(1)**	**1**	**49**	**–**	**–**	**–**	**49**
	Balance at end of year	**$ (392)**	**$ (67)**	**$ (16)**	**$ (91)**	**$ (13)**	**$ –**	**$ (579)**
2022	Balance at beginning of year	$ (327)	$ (82)	$ (24)	$ (88)	$ (19)	$ (12)	$ (552)
	Recognized in net income	(10)	(23)	33	(2)	4	6	8
	Recognized in OCI	–	–	(81)	–	–	–	(81)
	Other (2)	(4)	36	1	1	2	–	36
	Balance at end of year	$ (341)	$ (69)	$ (71)	$ (89)	$ (13)	$ (6)	$ (589)

Net deferred tax assets as at October 31, 2023	**$**	**589**
Net deferred tax assets as at October 31, 2022	$	435

(1) The deferred tax effect of tax loss carryforwards includes $4 million (2022: $6 million) that relate to operating losses (of which $2 million relate to Canada, and $2 million relate to the Caribbean) that expire in various years commencing in 2023, and nil (2022: nil) that relate to U.S. capital losses.

(2) Includes foreign currency translation adjustments.

Deferred tax assets and liabilities are assessed by entity for presentation in our consolidated balance sheet. As a result, the net deferred tax assets of $589 million (2022: $435 million) are presented in the consolidated balance sheet as deferred tax assets of $629 million (2022: $480 million) and deferred tax liabilities of $40 million (2022: $45 million).

The amount of unused operating tax losses for which deferred tax assets have not been recognized was $1,515 million as at October 31, 2023 (2022: $1,620 million), of which $756 million (2022: $742 million) relates to the U.S. region and $759 million (2022: $878 million) relates to the Caribbean region. Generally, these unused operating tax losses will expire within 3 years for the U.S. region and within 7 years for the Caribbean region.

The amount of unused capital tax losses for which deferred tax assets have not been recognized was $482 million as at October 31, 2023 (2022: $610 million). These unused capital tax losses relate to Canada.

Tax Examinations and Disputes

The CRA has reassessed CIBC's 2011–2018 taxation years for approximately $1,772 million of income taxes related to the denial of deductions of certain dividends. Subsequent taxation years may also be similarly reassessed. CIBC filed a Notice of Appeal in 2021 and the matter is in litigation. CIBC is confident that its tax filings are appropriate and will defend its position vigorously. Accordingly, no amounts have been accrued in the consolidated financial statements.

In November 2021, the Tax Court of Canada decided against CIBC on its claim of a foreign exchange capital loss and CIBC appealed the decision to the Federal Court of Appeal. In May 2023, CIBC lost its appeal at the Federal Court of Appeal. The impact of the Federal Court of Appeal decision was recognized in the second quarter of 2023, as were offsets from other adjustments. In August 2023, CIBC filed a leave to appeal application with the Supreme Court of Canada. As previously disclosed, CIBC has potential aggregate exposure of approximately $100 million in respect of other similar matters, and no amounts have been accrued in the consolidated financial statements.

In prior years, the CRA issued reassessments disallowing the deduction of Enron settlement payments and related legal expenses (the Enron expenses). The CRA later entered into a settlement agreement with CIBC in respect to the portion of the Enron expenses deductible in Canada. CIBC has been working with the Internal Revenue Service to settle the portion of the Enron expenses deductible in the U.S. It is possible that adjustments may be required to the amount of tax benefits recognized in the U.S.

Canadian Federal Tax Measures

In the first quarter of 2023, the Canadian federal government enacted the one-time 15% Canada Recovery Dividend (CRD) tax and permanent corporate tax rate increase of 1.5% on banks and life insurer groups. The CRD tax is based on the average of 2020 and 2021 taxable income in excess of $1.0 billion and is payable over a five-year period in equal increments. The 1.5% tax rate increase applies to taxable income in excess of $100 million and is prorated for the first taxation year that ends after April 7, 2022. In its first quarter, CIBC recognized income tax expense of $510 million based on the present value of the estimated amount of the CRD tax of $555 million. The discount of $45 million accretes over the four-year payment period from initial recognition. CIBC also recognized income tax expense of $35 million for the effect of the 1.5% tax rate increase on the 2022 taxation year in the first quarter.

In the second quarter of 2023, the Department of Finance Canada released certain proposed tax measures as part of the 2023 Canadian Federal budget, which would impact Canadian banks. These proposals included the denial of the deduction of dividends received by financial institutions on

Canadian shares held as mark-to-market property (Budget 2023 Dividend Proposal), the application of the goods and services tax/harmonized sales tax (GST/HST) on certain payment card network services, and a 2% tax on the net value of share buybacks by public corporations in Canada.

In the third quarter of 2023, the Budget Implementation Act, 2023, No. 1 enacted the GST/HST measure with some retroactive as well as prospective effect. CIBC recognized a GST expense charge of $34 million for prior periods in respect of this measure.

On August 4, 2023, the Department of Finance Canada released draft legislation to implement certain previously announced measures including the 2% buyback tax as well as the new Global Minimum Tax Act imposing a 15% global minimum tax further to the OECD's two-pillar plan (OECD Pillar Two). The Budget 2023 Dividend Proposal was not included in the August release. The 2023 Fall Economic Statement, released on November 21, 2023, included a proposal to exclude taxable preferred shares from the application of the Budget 2023 Dividend Proposal. A Notice of Ways and Means Motion to introduce a bill to implement certain measures from the 2023 Budget and the 2023 Fall Economic Statement, was released and tabled in Parliament on November 28, 2023, which included the Budget 2023 Dividend Proposal.

Note 20 | Earnings per share

$ millions, except per share amounts, for the year ended October 31	2023	2022 [1]
Basic EPS		
Net income attributable to equity shareholders	$ **4,995**	$ 6,220
Less: Preferred share dividends and distributions on other equity instruments	**267**	171
Net income attributable to common shareholders	**4,728**	6,049
Weighted-average common shares outstanding (thousands)	**915,631**	903,312
Basic EPS	$ **5.16**	$ 6.70
Diluted EPS		
Net income attributable to common shareholders	$ **4,728**	$ 6,049
Weighted-average common shares outstanding (thousands)	**915,631**	903,312
Add: Stock options potentially exercisable [2] (thousands)	**431**	2,078
Add: Equity-settled consideration (thousands)	**161**	294
Weighted-average diluted common shares outstanding (thousands)	**916,223**	905,684
Diluted EPS	$ **5.16**	$ 6.68

(1) On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC's issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to the beginning of 2022.
(2) Excludes average options outstanding of 6,558,969 (2022: nil) with a weighted-average exercise price of $63.39 (2022: nil) for the year ended October 31, 2023, as the options' exercise prices were greater than the average market price of CIBC's common shares.

Note 21 | Commitments, guarantees and pledged assets

Commitments

Credit-related arrangements

Credit-related arrangements are generally off-balance sheet instruments and are typically entered into to meet the financing needs of clients. In addition, there are certain exposures for which we could be obligated to extend credit that are not recorded on the consolidated balance sheet. Our policy of requiring collateral or other security to support credit-related arrangements and the types of security held is generally the same as for loans. The contract amounts presented below for credit-related arrangements represent the maximum amount of additional credit that we could be obligated to extend. The contract amounts also represent the additional credit risk amounts should the contracts be fully drawn, the counterparties default and any collateral held proves to be of no value. As many of these arrangements will expire or terminate without being drawn upon, the contract amounts are not necessarily indicative of future cash requirements or actual risk of loss.

$ millions, as at October 31	2023	2022
		Contract amounts
Securities lending [1]	$ **54,899**	$ 53,008
Unutilized credit commitments [2]	**358,916**	336,261
Backstop liquidity facilities	**19,314**	12,855
Standby and performance letters of credit	**20,204**	18,459
Documentary and commercial letters of credit	**203**	209
Other commitments to extend credit	**1,704**	718
	$ **455,240**	$ 421,510

(1) Excludes securities lending of $8.1 billion (2022: $4.9 billion) for cash because it is reported on the consolidated balance sheet.
(2) Includes $179.2 billion (2022: $167.3 billion) of personal, home equity and credit card lines, which are unconditionally cancellable at our discretion.

In addition, the client securities lending of the joint ventures which CIBC has with The Bank of New York Mellon totalled $79.5 billion (2022: $90.5 billion), of which $6.6 billion (2022: $9.5 billion) are transactions between CIBC and the joint ventures.

CIBC has provided indemnities to customers of the joint ventures in respect of securities lending transactions with third parties amounting to $68.4 billion (2022: $77.0 billion).

For further information on the joint ventures, see Note 25.

Securities lending

Securities lending represents our credit exposure when we lend our own or our clients' securities to a borrower and the borrower defaults on the redelivery obligation. The borrower must fully collateralize the security lent at all times.

Unutilized credit commitments

Unutilized credit commitments are the undrawn portion of lending facilities that we have approved to meet the requirements of clients. These lines may include various conditions that must be satisfied prior to drawdown and include facilities extended in connection with contingent acquisition financing. The credit risk associated with these lines arises from the possibility that a commitment will be drawn down as a loan at some point in the future, prior to the expiry of the commitment. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower and may include a charge over the present and future assets of the borrower.

Backstop liquidity facilities

We provide irrevocable backstop liquidity facilities primarily to ABCP conduits. We are the financial services agent for some of these conduits, while other conduits are administered by third parties. The liquidity facilities for our sponsored ABCP programs, Safe Trust, Sure Trust, Sound Trust and Stable Trust, require us to provide funding to fund non-defaulted assets, subject to the satisfaction of certain limited conditions with respect to the conduits.

Standby and performance letters of credit

These represent an irrevocable obligation to make payments to third parties in the event that clients are unable to meet their contractual financial or performance obligations. The credit risk associated with these instruments is essentially the same as that involved in extending irrevocable loan commitments to clients. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower and may include a charge over present and future assets of the borrower.

Documentary and commercial letters of credit

Documentary and commercial letters of credit are short-term instruments issued on behalf of a client, authorizing a third-party, such as an exporter, to draw drafts on CIBC up to a specified amount, subject to specific terms and conditions. We are at risk for any drafts drawn that are not ultimately settled by the client; however, the amounts drawn are collateralized by the related goods.

Other commitments to extend credit

These represent other commitments to extend credit, and primarily include forward-dated securities financing trades in the form of securities purchased under resale agreements with various counterparties that are executed on or before the end of our reporting period and that settle shortly after period end, usually within five business days.

Other commitments

As an investor in merchant banking activities, we enter into commitments to fund external private equity funds. In connection with these activities, we had commitments to invest up to $581 million (2022: $462 million).

In addition, we act as underwriter for certain new issuances under which we alone or together with a syndicate of financial institutions purchase these new issuances for resale to investors. As at October 31, 2023, the related underwriting commitments were $12 million (2022: $936 million).

Guarantees and other indemnification agreements

Guarantees

A guarantee is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor failed to make payment when due in accordance with the original or modified terms of a debt instrument. Guarantees include standby and performance letters of credit as discussed above, and credit derivatives protection sold, as discussed in Note 12.

Other indemnification agreements

In the ordinary course of business, we enter into contractual arrangements under which we may agree to indemnify the counterparty to such arrangement from any losses relating to a breach of representations and warranties, a failure to perform certain covenants, or for claims or losses arising from certain external events as outlined within the particular contract. This may include, for example, losses arising from changes in tax legislation, litigation, or claims relating to past performance. In addition, we indemnify each of our directors and officers to the extent permitted by law, against any and all claims or losses (including any amounts paid in settlement of any such claims) incurred as a result of their service to CIBC. In most indemnities, maximum loss clauses are generally not provided for, and as a result, no defined limit of the maximum potential liability exists. Amounts are accrued when we have a present legal or constructive obligation as a result of a past event, when it is both probable that an outflow of economic benefits will be required to resolve the matter, and when a reliable estimate can be made of the amount of the obligation. We believe that the likelihood of the conditions arising to trigger obligations under these contract arrangements is remote. Historically, any payments made in respect of these contracts have not been significant. Amounts related to these indemnifications, representations, and warranties reflected within the consolidated financial statements as at October 31, 2023 and 2022 are not significant.

Pledged assets

In the normal course of business, on- and off-balance sheet assets are pledged as collateral for various activities. The following table summarizes asset pledging amounts and the activities to which they relate:

$ millions, as at October 31	2023		2022
Assets pledged in relation to:			
Securities lending	**$ 54,870**	$	53,989
Obligations related to securities sold under repurchase agreements	**89,971**		79,759
Obligations related to securities sold short	**18,666**		15,284
Securitizations	**18,504**		19,750
Covered bonds	**33,628**		28,100
Derivatives	**22,245**		25,463
Foreign governments and central banks [1]	**862**		286
Clearing systems, payment systems, and depositories [2]	**999**		620
Other	**13**		12
	$ 239,758	$	223,263

(1) Includes assets pledged to maintain access to central bank facilities in foreign jurisdictions.
(2) Includes assets pledged in order to participate in clearing and payment systems and depositories.

Note 22 | Contingent liabilities and provisions

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.

While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC's litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.

CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $0.6 billion as at October 31, 2023. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC's best estimate of such losses for those cases for which an estimate can be made. CIBC's estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages. The matters underlying the estimated range as at October 31, 2023 consist of the significant legal matters disclosed below. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.

The following is a description of CIBC's significant legal proceedings, which we intend to vigorously defend.

Fresco v. Canadian Imperial Bank of Commerce
Gaudet v. Canadian Imperial Bank of Commerce

In June 2007, two proposed class actions were filed against CIBC in the Ontario Superior Court of Justice (*Fresco*) and in the Quebec Superior Court (*Gaudet*). Each made identical claims for unpaid overtime for full-time, part-time, and retail frontline non-management employees. The Ontario action sought $500 million in damages plus $100 million in punitive damages for all employees in Canada, while the Quebec action was limited to employees in Quebec and was stayed pending the outcome of the Ontario action. In June 2009, in the Ontario action, the motion judge denied certification of the matter as a class action. In September 2010, the Ontario Divisional Court upheld the motion judge's denial of the plaintiff's certification motion and the award of costs to CIBC by a two-to-one majority. In January 2011, the Ontario Court of Appeal granted the plaintiff leave to appeal the decision denying certification. In June 2012, the Ontario Court of Appeal overturned the lower court and granted certification of the matter as a class action. The Supreme Court of Canada released its decision in March 2013 denying CIBC leave to appeal certification of the matter as a class action, and denying the plaintiff's cross appeal on aggregate damages. The motions for summary judgment on liability were heard in December 2019. In March 2020, the court found CIBC liable for unpaid overtime. CIBC appealed the liability decision. A decision on remedies was released in August 2020 and the court certified aggregate damages as a common issue and directed that the availability and quantum, if any, of aggregate damages be determined at a later date. The plaintiffs' claim for punitive damages was dismissed. In October 2020, the court released its decision on limitation periods finding that limitation periods could not be determined on a class-wide basis. CIBC appealed the decisions on remedies and limitation periods. The appeal was heard in September 2021. In February 2022, CIBC's appeal was dismissed. In October 2022, a settlement agreement was reached, subject to court approval. In March 2023 and May 2023, the settlement was approved in Ontario and Quebec, respectively. Pursuant to the settlement, CIBC has paid the plaintiffs $153 million. This matter is now closed.

Mortgage prepayment class actions:
Lamarre v. CIBC Mortgages Inc.
Haroch v. Toronto Dominion Bank, et al.

In 2011, a proposed class action was filed in the Superior Court of Quebec (*Lamarre*) against CIBC Mortgages Inc. The representative plaintiff alleged that since 2005, CIBC Mortgages Inc. wrongfully charged or overcharged mortgage prepayment penalties and that the calculation clauses in the mortgage contract that provide for discretion in applying the prepayment penalties are void and unenforceable at law. In May 2018, another proposed class action (*Haroch*) was filed in the Superior Court of Quebec against CIBC, CIBC Mortgages Inc. and several other financial institutions. The action was brought on behalf of Quebec residents who during the class period allegedly paid a mortgage prepayment charge in excess of three months' interest. The plaintiffs alleged that the defendants created complex prepayment formulas that were contrary to the *Quebec Civil Code*, the *Quebec Consumer Protection Act* and the *Interest Act* and sought damages back to 2015. *Haroch* and *Lamarre* were consolidated. The motion for class certification in *Haroch* was heard in June 2019, and in July 2019, the court certified the matter as a class action against CIBC and CIBC Mortgages Inc. CIBC and CIBC Mortgages Inc. sought leave to appeal the certification decision. The appeal of the certification decision in *Haroch* did not proceed as the matter was settled against CIBC, subject to court approval. In March 2023, the settlement in *Haroch* was approved. This matter is now closed.

Cerberus Capital Management L.P. v. CIBC

In November 2015, Securitized Asset Funding 2011-2, LTD., a special purpose investment vehicle affiliated with Cerberus Capital Management L.P. (collectively, Cerberus), commenced a New York State Court action against CIBC seeking unspecified damages of "at least hundreds of millions of dollars". The action related to two transactions in 2008 and 2011 in which CIBC issued a limited recourse note and certificate to Cerberus which significantly reduced CIBC's exposure to the U.S. residential real estate market. The complaint alleged that CIBC breached its contracts with Cerberus by failing to appropriately calculate and pay with respect to two of the payment streams due under the 2008 note and 2011 certificate. In September 2021, CIBC filed a motion for summary judgment, which was heard in December 2021, and denied. The non-jury trial proceeded in March 2022. The court reserved its decision. The trial decision was released on December 1, 2022 finding CIBC liable. A damages hearing proceeded on December 19,

2022. In January 2023, the court set damages in the amount of US$491 million plus pre-judgment interest. On February 6, 2023, the court entered the final judgment in the amount of US$856 million including pre-judgment interest as of February 6, 2023. Post-judgment interest would have accrued on the amount of the final judgment. In February 2023, the parties settled this matter. Pursuant to the settlement, CIBC paid US$770 million ($1,055 million pre-tax or $762 million after-tax) to Cerberus in full satisfaction of the judgment. This matter is now closed.

Order Execution Only class actions:
Pozgaj v. CIBC and CIBC Trust
Frayce v. BMO Investorline Inc., et al.
Michaud v. BBS Securities Inc., et al.
Ciardullo v. 1832 Asset Management L.P., et al.
Ciardullo and Aggarwal v. 1832 Asset Management L.P., et al.
Woodard v. CIBC and CIBC Trust

In September 2018, a proposed class action (*Pozgaj*) was filed in the Ontario Superior Court against CIBC and CIBC Trust. It alleges that the defendants should not have paid mutual fund trailing commissions to order execution only dealers. The action is brought on behalf of all persons who held units of CIBC mutual funds through order execution only dealers and seeks $200 million in damages. The certification motion in *Pozgaj* that was scheduled for October 2023 has been adjourned.

In 2020, two proposed class actions were filed in the Ontario Superior Court (*Frayce*) and the Supreme Court of British Columbia (*Michaud*) against CIBC Investor Services Inc. and several other dealers. The proposed actions allege that the defendants should not have received and accepted trailing commissions for service and advice on mutual funds purchased through their respective order execution only dealers. The proposed actions are brought on behalf of all persons who purchased units of mutual funds through an order execution only dealer owned by one or more of the defendants and seeks unspecified compensatory and punitive damages. The *Michaud* action has been stayed. The motion for certification in *Frayce* was heard in September 2022, and in January 2023, the court released its decision dismissing the motion for certification. The plaintiffs are appealing the certification decision in *Frayce*, which is scheduled for December 2023.

In July and August 2022, two proposed class actions (*Ciardullo* and *Ciardullo and Aggarwal*) were filed in the Ontario Superior Court against CIBC, CIBC Trust and several other financial institutions. Like the *Pozgaj* action, these actions allege that the defendants should not have paid mutual fund trailing commissions to order execution only dealers. However, the actions are brought on behalf of all persons who held units of CIBC mutual funds through dealers other than order execution only dealers. They seek unspecified damages. In November 2022, a further proposed class action (*Woodard*) was filed in the Ontario Superior Court with a new proposed representative plaintiff. *Woodard* raises identical allegations to *Ciardullo* and *Ciardullo and Aggarwal*, on behalf of an identical class, but only names CIBC and CIBC Trust as defendants. In August 2023, the *Ciardullo*, *Ciardullo and Aggarwal*, and *Woodard* actions were temporarily stayed pending a decision on liability in the *Pozgaj* action.

York County on Behalf of the County of York Retirement Fund v. Rambo, et al.
In February 2019, a class action complaint was filed in the Northern District of California against the directors, certain officers and the underwriters of several senior note offerings of the Pacific Gas and Electric Company (PG&E) that took place between March 2016 and April 2018, the total issuance amount for the series of offerings being approximately US$4 billion. CIBC World Markets Corp. was part of the underwriting syndicate for an offering, whereby CIBC World Markets Corp. underwrote 6% of a US$650 million December 2016 issuance of senior notes. The offering involved the issuance of two tranches of notes: US$400 million of 30-year senior notes maturing in December 2046 and US$250 million of one-year floating rate notes that matured and were repaid in November 2017. The complaint alleges that the disclosure documentation associated with the note offerings contained misrepresentations and/or omissions of material facts, including with respect to PG&E's failure to comply with various safety regulations, vegetation management programs and requirements, as well as understating the extent to which its equipment has allegedly caused multiple fires in California, including before the wildfires that occurred in California in 2017 and 2018. In October 2019, the defendants filed a motion to dismiss.

Pope v. CIBC, CIBC Trust, and CIBC Asset Management Inc.
In August 2020, a proposed class action was filed in the Supreme Court of British Columbia against CIBC and CIBC Trust. The action alleges that the defendants misrepresented their investment strategy and charged unitholders excess fees in relation to certain CIBC mutual funds and certain CIBC portfolio funds. The action is brought on behalf of all persons who hold or held units of these funds from January 2005 to present and seeks unspecified compensatory and punitive damages. In December 2020, CIBC Asset Management Inc. was added as a defendant. The motion for class certification was heard in August 2021. In October 2022, the court ruled that the plaintiff was required to provide additional information before a final determination on certification could be made. In January 2023, the plaintiffs delivered a draft amended Statement of Claim. The motion to rule on the plaintiffs' proposed amendments to the Statement of Claim, which was scheduled for July 2023, has been adjourned.

Salko v. CIBC Investor Services Inc., et al.
In March 2021, a proposed class action was commenced in Quebec against CIBC Investor Services Inc. and several other financial institutions. The plaintiff subsequently added CIBC World Markets Inc. and additional financial institutions as defendants. The action seeks the reimbursement of currency conversion fees alleged to have been unlawfully charged to class members and concealed by the defendants, as well as exemplary and punitive damages. The plaintiffs seek reimbursement of fees charged to clients since March 15, 2018, as well as punitive damages in the amount of 5% of the total sum of fees charged to class members, plus interest. The certification motion was heard in April 2022. In September 2022, the action was certified against CIBC Investor Services Inc. and several other order execution only dealers, and not certified against the full service brokerages, including CIBC World Markets Inc. The plaintiffs are appealing the certification decision. The plaintiffs' appeal of the certification decision is scheduled for December 2023.

The Registered Retirement Savings Plan (RRSP) of J.T.G v. His Majesty The King

CIBC Trust Corporation is the trustee of a self-directed RRSP that has been the subject of proceedings in the Tax Court of Canada. The proceedings arise from appeals of tax assessments made by the Minister of National Revenue against the RRSP for the 2004 to 2009 taxation years under Parts I and XI.1 of the *Income Tax Act* (Canada). At the time they were made in March 2013, the Part I assessment amounted to approximately $139 million and the Part XI.1 reassessment totalled approximately $144 million, in each case including all taxes, penalties and interest. In April 2021, the Tax Court of Canada released a decision allowing the appeal in part of the assessment under Part I and dismissing the appeal of the reassessment under Part XI.1. The RRSP by its trustee CIBC Trust has appealed this decision to the Federal Court of Appeal. To the extent there is a shortfall in the RRSP's ability to satisfy any of the Part XI.1 reassessment that may be upheld by the courts, CIBC Trust may be liable to pay a portion of that reassessment. The appeal was heard in May 2023. The court reserved its decision.

Non-sufficient funds fees class actions:
   Vaillancourt-Thivierge v. Bank of Montreal, et al.
   Campbell v. CIBC

In September 2016, a proposed class action (*Vaillancourt-Thivierge*) was commenced in Quebec against CIBC and several other financial institutions with respect to charging non-sufficient funds fees (NSF Fees) for client payment orders refused due to insufficient funds. The action alleges that NSF Fees violate the Quebec *Consumer Protection Act* and the Quebec Civil Code. The action is brought on behalf of residents of Quebec who paid NSF fees from September 12, 2013 to present. The action seeks the return of NSF fees charged as well as punitive damages of $300 per class member. The court certified the matter as a class action in 2019.

In September 2022, a proposed class action (*Campbell*) was commenced in Ontario against CIBC on behalf of personal deposit accountholders who have been charged duplicative non-sufficient fund fees (representment NSF Fees) on their account for a single rejected payment order or cheque. The action alleges that this practice violates our account agreement with clients, the Ontario *Consumer Protection Act* and other consumer protection statutes. The action is brought on behalf of residents of Canada who paid representment NSF Fees from January 1, 2012 to present. The action seeks the return of the representment NSF Fees charged, as well as punitive damages. The motion for certification scheduled for November 2023 has been adjourned to February 2024.

Legal provisions

The following table presents changes in our legal provisions:

$ millions, for the year ended October 31	2023	2022
Balance at beginning of year	$ 275	$ 301
Additional new provisions recognized	1,098	151
Less:		
Amounts incurred and charged against existing provisions	(1,198)	(172)
Unused amounts reversed and other adjustments [(1)]	(35)	(5)
Balance at end of year	$ 140	$ 275

(1) Includes foreign currency translation adjustments.

Restructuring

The following table presents changes in the restructuring provision:

$ millions, for the year ended October 31	2023	2022
Balance at beginning of year	$ 35	$ 99
Additional new provisions recognized	6	6
Less:		
Amounts incurred and charged against existing provisions	(27)	(59)
Unused amounts reversed	(4)	(11)
Balance at end of year	$ 10	$ 35

The amount of $10 million as at October 31, 2023 primarily represents obligations related to ongoing payments as a result of the restructurings.

Note 23 | Concentration of credit risk

Concentration of credit exposure may arise with a group of counterparties that have similar economic characteristics or are located in the same geographic region. The ability of such counterparties to meet contractual obligations would be similarly affected by changing economic, political or other conditions.

The amounts of credit exposure associated with our on- and off-balance sheet financial instruments are summarized in the following table:

Credit exposure by country of ultimate risk

$ millions, as at October 31	**2023**								2022
	Canada	**U.S.**	**Other countries**	**Total**	Canada	U.S.	Other countries	Total
On-balance sheet								
Major assets [1][2][3]	$ **604,145**	$ **239,201**	$ **91,951**	$ **935,297**	$ 603,210	$ 209,824	$ 82,937	$ 895,971
Off-balance sheet								
Credit-related arrangements								
Financial institutions	$ **63,541**	$ **28,379**	$ **14,978**	$ **106,898**	$ 59,480	$ 22,201	$ 12,797	$ 94,478
Governments	**12,444**	**82**	**8,415**	**20,941**	11,354	24	6,280	17,658
Retail	**189,006**	**1,072**	**511**	**190,589**	178,863	997	492	180,352
Corporate	**79,469**	**44,886**	**12,457**	**136,812**	78,372	40,036	10,614	129,022
	$ **344,460**	$ **74,419**	$ **36,361**	$ **455,240**	$ 328,069	$ 63,258	$ 30,183	$ 421,510

(1) Major assets consist of cash and deposits with banks, loans and acceptances net of allowance for credit losses, securities, securities borrowed or purchased under resale agreements, and derivative instruments.
(2) Includes Canadian currency of $573.1 billion (2022: $572.3 billion) and foreign currencies of $362.2 billion (2022: $323.7 billion).
(3) No industry or foreign jurisdiction accounted for 10% or more of loans and acceptances net of allowance for credit losses, with the exception of the U.S., which accounted for 15% as at October 31, 2023 (2022: 15%) and the real estate and construction industry, which across all jurisdictions accounted for 11% as at October 31, 2023 (2022: 10%). Canadian residential mortgages accounted for 50% as at October 31, 2023 (2022: 50%) of loans and acceptances net of allowance for credit losses.

See Note 12 for derivative instruments by country and counterparty type of ultimate risk. In addition, see Note 21 for details on the client securities lending of the joint ventures which CIBC has with The Bank of New York Mellon.

Also see the shaded sections in "MD&A – Management of risk" for a detailed discussion on our credit risk.

Note 24 | Related-party transactions

In the ordinary course of business, we provide banking services and enter into transactions with related parties on terms similar to those offered to unrelated parties. Related parties include key management personnel[1], their close family members, and entities that they or their close family members control or jointly control. Related parties also include associates and joint ventures accounted for under the equity method, and post-employment benefit plans for CIBC employees. Loans to these related parties are made in the ordinary course of business and on substantially the same terms as for comparable transactions with unrelated parties. As CIBC's subsidiaries are consolidated, transactions with these entities have been eliminated and are not reported as related-party transactions. We offer a subsidy on annual fees and preferential interest rates on credit card balances to senior officers, which is the same offer extended to all employees of CIBC.

Key management personnel and their affiliates

As at October 31, 2023, loans to key management personnel[1] and their close family members and to entities that they or their close family members control or jointly control totalled $35 million (2022: $32 million), letters of credit and guarantees were nil (2022: nil), and undrawn credit commitments totalled $25 million (2022: $21 million). Of these outstanding balances, $34 million (2022: $31 million) were secured and $1 million (2022: $1 million) were unsecured. We have no provision for credit losses on impaired loans relating to these amounts for the years ended October 31, 2023 and 2022. Loans to these related parties are made in the ordinary course of business and on substantially the same terms as for comparable transactions with unrelated parties. We offer a subsidy on annual fees and preferential interest rates on credit card balances to senior officers which is the same offer extended to all employees of CIBC.

(1) Key management personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of CIBC directly or indirectly and comprise the members of the Board (referred to as directors), Executive Committee and certain named officers per the *Bank Act* (Canada) (collectively referred to as senior officers). Board members who are also Executive Committee members are included as senior officers.

Compensation of key management personnel

$ millions, for the year ended October 31	2023		2022	
	Directors	Senior officers	Directors	Senior officers
Short-term benefits [1]	$ 2	$ 19	$ 3	$ 23
Post-employment benefits	–	2	–	3
Share-based benefits [2]	2	32	1	38
Termination benefits [3]	–	1	–	2
Total compensation	$ 4	$ 54	$ 4	$ 66

(1) Comprises salaries, statutory and non-statutory benefits related to senior officers and fees related to directors recognized during the year. Also includes annual incentive plan payments related to senior officers on a cash basis.
(2) Comprises grant-date fair values of awards granted in the year.
(3) Comprises payments made in the period to key management personnel and former key management personnel.

Refer to the following Notes for additional details on related-party transactions:

Share-based payment plans

See Note 17 for details of these plans offered to directors and senior officers.

Post-employment benefit plans

See Note 18 for related-party transactions between CIBC and the post-employment benefit plans.

Equity-accounted associates and joint ventures

See Note 25 for details of our investments in equity-accounted associates and joint ventures.

Note 25 | Investments in equity-accounted associates and joint ventures

Joint ventures

CIBC is a 50/50 joint venture partner with The Bank of New York Mellon in two joint ventures: CIBC Mellon Trust Company and CIBC Mellon Global Securities Services Company Inc. (collectively referred to as CIBC Mellon), which provide trust and asset servicing, both in Canada. As at October 31, 2023, the carrying value of our investments in the joint ventures was $532 million (2022: $426 million), which was included in Corporate and Other.

As at October 31, 2023, loans to the joint ventures totalled nil (2022: nil) and undrawn credit commitments totalled $131 million (2022: $130 million).

CIBC, The Bank of New York Mellon, and CIBC Mellon have, jointly and severally, provided indemnities to customers of the joint ventures in respect of securities lending transactions. See Note 21 for additional details.

There was no unrecognized share of losses of any joint ventures, either for the year or cumulatively. In 2023 and 2022, none of our joint ventures experienced any significant restrictions to transfer funds in the form of cash dividends or distributions, or repayment of loans or advances.

The following table provides the summarized aggregate financial information related to our proportionate interest in the equity-accounted joint ventures:

$ millions, for the year ended October 31	2023	2022
Net income	$ 46	$ 52
OCI	61	(218)
Total comprehensive income (loss)	$ 107	$ (166)

Associates

As at October 31, 2023, the total carrying value of our investments in associates was $137 million (2022: $206 million). These investments comprise: listed associates with a carrying value of nil (2022: $33 million) and a fair value of nil (2022: $33 million), based on quoted prices in an active market categorized as Level 1 valuation inputs within the fair value hierarchy; and unlisted associates with a carrying value of $137 million (2022: $173 million) and a fair value of $240 million (2022: $197 million), based on non-observable valuation inputs categorized as Level 3 valuation inputs within the fair value hierarchy. Of the total carrying value of our investments in associates, $19 million (2022: $18 million) was included in Canadian Personal and Business Banking, $33 million (2022: $33 million) in Canadian Commercial Banking and Wealth Management, nil (2022: $7 million) in U.S. Commercial Banking and Wealth Management, $42 million (2022: $109 million) in Capital Markets and Direct Financial Services, and $43 million (2022: $39 million) in Corporate and Other.

As at October 31, 2023, loans to associates totalled nil (2022: nil) and undrawn credit commitments totalled $1 million (2022: $1 million). We also had commitments to invest up to nil (2022: nil) in our associates.

There was no unrecognized share of losses of any associate, either for the year or cumulatively. In 2023 and 2022, none of our associates experienced any significant restrictions to transfer funds in the form of cash dividends or distributions, or repayment of loans or advances.

The following table provides the summarized aggregate financial information related to our proportionate interest in equity-accounted associates:

$ millions, for the year ended October 31	2023	2022
Net income (loss)	$ (16)	$ (5)
OCI	5	–
Total comprehensive income (loss)	$ (11)	$ (5)

Note 26 | Significant subsidiaries

The following is a list of significant subsidiaries in which CIBC, either directly or indirectly, owns 100% of the voting shares, except where noted.

$ millions, as at October 31, 2023

Subsidiary name (1)	Address of head or principal office	Book value of shares owned by CIBC (2)
Canada and U.S.		
CIBC Asset Management Inc.	Toronto, Ontario, Canada	$ 444
CIBC BA Limited	Toronto, Ontario, Canada	– (3)
CIBC Bancorp USA Inc.	Chicago, Illinois, U.S.	10,595
Canadian Imperial Holdings Inc.	New York, New York, U.S.	
CIBC Inc.	New York, New York, U.S.	
CIBC World Markets Corp.	New York, New York, U.S.	
CIBC Bank USA	Chicago, Illinois, U.S.	
CIBC Private Wealth Group, LLC	Atlanta, Georgia, U.S.	
CIBC Delaware Trust Company	Wilmington, Delaware, U.S.	
CIBC National Trust Company	Atlanta, Georgia, U.S.	
CIBC Private Wealth Advisors, Inc.	Chicago, Illinois, U.S.	
CIBC Investor Services Inc.	Toronto, Ontario, Canada	25
CIBC Life Insurance Company Limited	Toronto, Ontario, Canada	23
CIBC Mortgages Inc.	Toronto, Ontario, Canada	230
CIBC Securities Inc.	Toronto, Ontario, Canada	2
CIBC Trust Corporation	Toronto, Ontario, Canada	591
CIBC World Markets Inc.	Toronto, Ontario, Canada	306
CIBC Wood Gundy Financial Services Inc.	Toronto, Ontario, Canada	
CIBC Wood Gundy Financial Services (Quebec) Inc.	Montreal, Quebec, Canada	
INTRIA Items Inc.	Mississauga, Ontario, Canada	100
International		
CIBC Australia Ltd	Sydney, New South Wales, Australia	19
CIBC Capital Markets (Europe) S.A.	Luxembourg	1,207
CIBC Cayman Holdings Limited	George Town, Grand Cayman, Cayman Islands	1,742
CIBC Cayman Bank Limited	George Town, Grand Cayman, Cayman Islands	
CIBC Cayman Capital Limited	George Town, Grand Cayman, Cayman Islands	
CIBC Cayman Reinsurance Limited	George Town, Grand Cayman, Cayman Islands	
CIBC Investments (Cayman) Limited	George Town, Grand Cayman, Cayman Islands	2,820
FirstCaribbean International Bank Limited (91.7%)	Warrens, St. Michael, Barbados	
FirstCaribbean International Bank and Trust Company (Cayman) Limited (91.7%)	George Town, Grand Cayman, Cayman Islands	
CIBC Fund Administration Services (Asia) Limited (91.7%)	Hong Kong, China	
FirstCaribbean International Bank (Bahamas) Limited (87.3%)	Nassau, The Bahamas	
Sentry Insurance Brokers Ltd. (87.3%)	Nassau, The Bahamas	
FirstCaribbean International Bank (Barbados) Limited (91.7%)	Warrens, St. Michael, Barbados	
FirstCaribbean International Bank (Cayman) Limited (91.7%)	George Town, Grand Cayman, Cayman Islands	
FirstCaribbean International Finance Corporation (Netherlands Antilles) N.V. (91.7%)	Curacao, Netherlands Antilles	
FirstCaribbean International Bank (Curacao) N.V. (91.7%)	Curacao, Netherlands Antilles	
FirstCaribbean International Bank (Jamaica) Limited (91.7%)	Kingston, Jamaica	
FirstCaribbean International Bank (Trinidad and Tobago) Limited (91.7%)	Maraval, Port of Spain, Trinidad & Tobago	
FirstCaribbean International Trust Company (Bahamas) Limited (91.7%)	Nassau, The Bahamas	
FirstCaribbean International Wealth Management Bank (Barbados) Limited (91.7%)	Warrens, St. Michael, Barbados	
CIBC World Markets (Japan) Inc.	Tokyo, Japan	48

(1) Each subsidiary is incorporated or organized under the laws of the state or country in which the principal office is situated, except for Canadian Imperial Holdings Inc., CIBC Inc., CIBC World Markets Corp., CIBC Private Wealth Group, LLC, CIBC Private Wealth Advisors, Inc., and CIBC Bancorp USA Inc., which were incorporated or organized under the laws of the State of Delaware, U.S.; CIBC National Trust Company, which was organized under the laws of the U.S.; and CIBC World Markets (Japan) Inc., which was incorporated in Barbados.
(2) The book value of shares of subsidiaries is shown at cost and may include non-voting common and preferred shares. These amounts are eliminated upon consolidation.
(3) The book value of shares owned by CIBC is less than $1 million.

In addition to the above, we consolidate certain SEs where we have control over the SE. See Note 6 for additional details.

Note 27 | Financial instruments – disclosures

Certain disclosures required by IFRS 7 are provided in the shaded sections of the "MD&A – Management of risk", as permitted by IFRS. The following table provides a cross referencing of those disclosures in the MD&A.

Description	Section
For each type of risk arising from financial instruments, an entity shall disclose: the exposure to risks and how they arise; objectives, policies and processes used for managing the risks; methods used to measure the risk; and description of collateral.	Risk overview Credit risk Market risk Liquidity risk Operational risk Reputation and legal risks Conduct risk Regulatory compliance risk
Credit risk: gross exposure to credit risk, credit quality and concentration of exposures.	Credit risk
Market risk: trading portfolios – Value-at-Risk (VaR); stressed VaR, incremental risk charge, non-trading portfolios – interest rate risk, foreign exchange risk and equity risk.	Market risk
Liquidity risk: liquid assets, maturity of financial assets and liabilities, and credit commitments.	Liquidity risk

We have provided quantitative disclosures related to credit risk consistent with Basel guidelines in the "Credit risk" section of the MD&A. The table below sets out the categories of the on-balance sheet exposures that are subject to the credit risk framework as set out in the CAR Guideline issued by OSFI under the different Basel approaches based on the carrying value of those exposures in our consolidated financial statements. The credit risk framework includes CCR exposures arising from OTC derivatives, repo-style transactions and trades cleared through CCPs, as well as securitization exposures. Items not subject to the credit risk framework include exposures that are subject to the market risk framework, amounts that are not subject to capital requirements or are subject to deduction from capital, and amounts relating to CIBC's insurance subsidiaries, which are excluded from the scope of regulatory consolidation.

$ millions, as at October 31	IRB approach [1]	Standardized approach	Other credit risk [2]	Total subject to credit risk	Not subject to credit risk	Total consolidated balance sheet
2023 **Cash and deposits with banks**	$ 39,692	$ 13,798	$ 2,228	$ 55,718	$ –	$ 55,718
Securities	129,320	16,070	–	145,390	65,958	211,348
Cash collateral on securities borrowed	14,571	80	–	14,651	–	14,651
Securities purchased under resale agreements	80,184	–	–	80,184	–	80,184
Loans	467,047	60,868	1,620	529,535	3,704	533,239
Allowance for credit losses	(3,078)	(824)	–	(3,902)	–	(3,902)
Derivative instruments	33,243	–	–	33,243	–	33,243
Customers' liability under acceptances	10,574	358	(116)	10,816	–	10,816
Other assets	20,661	465	7,233	28,359	12,063	40,422
Total credit exposures	$ 792,214	$ 90,815	$ 10,965	$ 893,994	$ 81,725	$ 975,719
2022 Total credit exposures	$ 781,668	$ 86,056	$ 11,955	$ 879,679	$ 63,918	$ 943,597

(1) Effective in the second quarter of 2023, the IRB approach includes both the Advanced IRB (AIRB) approach and the Foundation IRB (FIRB) approach.
(2) Includes credit risk exposures arising from other assets that are subject to the credit risk framework but are not included in the standardized or IRB frameworks, including other balance sheet assets which are risk-weighted at 100%, significant investments in the capital of non-financial institutions, and amounts below the thresholds for capital deduction that are risk-weighted at 250%.

Note 28 | Offsetting financial assets and liabilities

The following table identifies the amounts that have been offset on the consolidated balance sheet in accordance with the requirements of IAS 32 "Financial Instruments: Presentation", and also those amounts that are subject to enforceable netting agreements but do not qualify for offsetting on the consolidated balance sheet either because we do not have a currently enforceable legal right to set-off the recognized amounts, or because we do not intend to settle on a net basis or to realize the asset and settle the liability simultaneously.

| | | | | Amounts subject to enforceable netting agreements | | | | | |
| | | | | | Related amounts not set-off on the consolidated balance sheet | | | Amounts not subject to enforceable netting agreements [4] | Net amounts presented on the consolidated balance sheet |
$ millions, as at October 31	Gross amounts of recognized financial assets	Gross amounts offset on the consolidated balance sheet [1]	Net amounts	Financial instruments [2]	Collateral received [3]	Net amounts		
2023 Financial assets								
Derivatives	$ 30,610	$ (49)	$ 30,561	$ (21,787)	$ (2,184)	$ 6,590	$ 2,682	$ 33,243
Cash collateral on securities borrowed	14,651	–	14,651	–	(13,236)	1,415	–	14,651
Securities purchased under resale agreements	83,454	(3,270)	80,184	–	(75,851)	4,333	–	80,184
	$ 128,715	$ (3,319)	$ 125,396	$ (21,787)	$ (91,271)	$ 12,338	$ 2,682	$ 128,078
Financial liabilities								
Derivatives	$ 38,349	$ (49)	$ 38,300	$ (21,787)	$ (7,367)	$ 9,146	$ 2,990	$ 41,290
Cash collateral on securities lent	8,081	–	8,081	–	(7,182)	899	–	8,081
Obligations related to securities sold under repurchase agreements	90,388	(3,270)	87,118	–	(86,645)	473	–	87,118
	$ 136,818	$ (3,319)	$ 133,499	$ (21,787)	$ (101,194)	$ 10,518	$ 2,990	$ 136,489
2022 Financial assets								
Derivatives	$ 39,731	$ (4)	$ 39,727	$ (25,999)	$ (5,974)	$ 7,754	$ 3,308	$ 43,035
Cash collateral on securities borrowed	15,326	–	15,326	–	(14,893)	433	–	15,326
Securities purchased under resale agreements	72,489	(3,276)	69,213	–	(65,720)	3,493	–	69,213
	$ 127,546	$ (3,280)	$ 124,266	$ (25,999)	$ (86,587)	$ 11,680	$ 3,308	$ 127,574
Financial liabilities								
Derivatives	$ 47,369	$ (4)	$ 47,365	$ (25,999)	$ (12,910)	$ 8,456	$ 4,975	$ 52,340
Cash collateral on securities lent	4,853	–	4,853	–	(4,730)	123	–	4,853
Obligations related to securities sold under repurchase agreements	80,447	(3,276)	77,171	–	(73,605)	3,566	–	77,171
	$ 132,669	$ (3,280)	$ 129,389	$ (25,999)	$ (91,245)	$ 12,145	$ 4,975	$ 134,364

(1) Comprises amounts related to financial instruments which qualify for offsetting. This amount excludes derivatives which are settled-to-market (STM) as STM derivatives are settled on a daily basis, resulting in derecognition, rather than offsetting, of the related amounts.
(2) Comprises amounts subject to set-off under enforceable netting agreements, such as ISDA agreements, derivative exchange or clearing counterparty agreements, global master repurchase agreements, and global master securities lending agreements. Under such arrangements, all outstanding transactions governed by the relevant agreement can be offset if an event of default or other predetermined event occurs.
(3) Collateral received and pledged amounts are reflected at fair value, but have been limited to the net balance sheet exposure so as not to include any over-collateralization.
(4) Includes exchange-traded derivatives and derivatives which are STM.

The offsetting and collateral arrangements discussed above and other credit risk mitigation strategies used by CIBC are further explained in the "Credit risk" section of the MD&A. Certain amounts of securities received as collateral are restricted from being sold or re-pledged.

Note 29 | Interest income and expense

The table below provides the consolidated interest income and expense by accounting categories.

$ millions, for the year ended October 31		Interest income	Interest expense
2023	**Measured at amortized cost** [1][2]	$ 39,705	$ 30,712
	Debt securities measured at FVOCI [1]	2,808	n/a
	Other [3]	2,506	1,482
	Total	$ 45,019	$ 32,194
2022	Measured at amortized cost [1][2]	$ 19,140	$ 8,778
	Debt securities measured at FVOCI [1]	855	n/a
	Other [3]	2,184	760
	Total	$ 22,179	$ 9,538

(1) Interest income for financial instruments that are measured at amortized cost and debt securities that are measured at FVOCI is calculated using the effective interest rate method.
(2) Includes interest income on sublease-related assets and interest expense on lease liabilities under IFRS 16.
(3) Includes interest income and expense and dividend income for financial instruments that are mandatorily measured and designated at FVTPL and equity securities designated at FVOCI.
n/a Not applicable.

Note 30 | Segmented and geographic information

CIBC has four SBUs – Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets and Direct Financial Services. These SBUs are supported by Corporate and Other.

Canadian Personal and Business Banking provides personal and business clients across Canada with financial advice, services and solutions through banking centres, as well as mobile and online channels, to help make their ambitions a reality.

Canadian Commercial Banking and Wealth Management provides high-touch, relationship-oriented banking and wealth management services to middle-market companies, entrepreneurs, high-net-worth individuals and families across Canada, as well as asset management services to institutional investors.

U.S. Commercial Banking and Wealth Management provides tailored, relationship-oriented banking and wealth management solutions across the U.S., focusing on middle-market and mid-corporate companies, entrepreneurs, high-net-worth individuals and families, as well as operating personal and small business banking services in four U.S. markets.

Capital Markets and Direct Financial Services provides integrated global markets products and services, investment banking and corporate banking solutions, and top-ranked research to our clients around the world, and leverages CIBC's digital capabilities to provide a cohesive set of direct banking, direct investing and innovative multi-currency payment solutions for CIBC's clients.

Corporate and Other includes the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, Finance and Enterprise Strategy, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes the results of CIBC FirstCaribbean and other portfolio investments, as well as other income statement and balance sheet items not directly attributable to the business lines.

Business unit allocations

Revenue, expenses, and other balance sheet resources related to certain activities are generally allocated to the lines of business within the SBUs.

Treasury activities impact the financial results of the SBUs. Each line of business within our SBUs is charged or credited with a market-based cost of funds on assets and liabilities, respectively, which impacts the revenue performance of the SBUs. This market-based cost of funds takes into account the cost of maintaining sufficient regulatory capital to support business requirements, including the cost of preferred shares. Once the interest and liquidity risks inherent in our client-driven assets and liabilities are transfer priced into Treasury, they are managed within CIBC's risk framework and limits. Capital is attributed to the SBUs based on the estimated amount of regulatory capital required to support their businesses, which is intended to consistently measure and align the costs with the underlying benefits and risks associated with SBU activities. Earnings on unattributed capital remain in Corporate and Other.

We review our transfer pricing methodologies on an ongoing basis to ensure they reflect changing market environments and industry practices.

We use a Product Owner/Customer Segment/Distributor Channel allocation management model to measure and report the results of operations of various lines of business within our SBUs. The model uses certain estimates and methodologies to process internal transfers between the impacted lines of business for sales, renewals and trailer commissions as well as certain attributable costs. Periodically, the sales, renewals and trailer commission rates paid to customer segments for certain products/services are revised and applied prospectively.

The non-interest expenses of the functional and support groups are generally allocated to the business lines within the SBUs based on appropriate criteria and methodologies. The basis of allocation is reviewed periodically to reflect changes in support to business lines. Other costs not directly attributable to business lines remain in Corporate and Other.

We recognize provision for credit losses on both impaired (stage 3) and performing (stages 1 and 2) loans in the respective SBUs.

Results by reporting segments and geographic areas

$ millions, for the year ended October 31	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets and Direct Financial Services	Corporate and Other	CIBC Total	Canada [1]	U.S. [1]	Caribbean [1]	Other countries [1]
2023 Net interest income [2]	$ 7,247	$ 1,812	$ 1,889	$ 1,942	$ (65)	$ 12,825	$ 8,929	$ 2,287	$ 1,475	$ 134
Non-interest income [3][4]	2,160	3,591	803	3,546	398	10,498	7,467	1,877	582	572
Total revenue	9,407	5,403	2,692	5,488	333	23,323	16,396	4,164	2,057	706
Provision for (reversal of) credit losses	986	143	850	19	12	2,010	1,146	853	12	(1)
Amortization and impairment [5]	237	2	115	7	782	1,143	890	144	89	20
Other non-interest expenses	4,937	2,689	1,351	2,714	1,515	13,206	10,411	1,920	622	253
Income (loss) before income taxes	3,247	2,569	376	2,748	(1,976)	6,964	3,949	1,247	1,334	434
Income taxes [2]	889	691	(3)	762	(408)	1,931	1,358	328	125	120
Net income (loss)	$ 2,358	$ 1,878	$ 379	$ 1,986	$ (1,568)	$ 5,033	$ 2,591	$ 919	$ 1,209	$ 314
Net income (loss) attributable to:										
Non-controlling interests	$ –	$ –	$ –	$ –	$ 38	$ 38	$ –	$ –	$ 38	$ –
Equity shareholders	2,358	1,878	379	1,986	(1,606)	4,995	2,591	919	1,171	314
Average assets [6][7]	$ 319,787	$ 91,630	$ 60,637	$ 287,564	$ 188,503	$ 948,121	$ 715,540	$ 163,478	$ 45,782	$ 23,321
2022 Net interest income [2]	$ 6,657	$ 1,672	$ 1,655	$ 2,814	$ (157)	$ 12,641	$ 9,870	$ 1,732	$ 873	$ 166
Non-interest income [3][4]	2,252	3,582	802	2,187	369	9,192	6,467	1,551	718	456
Total revenue	8,909	5,254	2,457	5,001	212	21,833	16,337	3,283	1,591	622
Provision for (reversal of) credit losses	876	23	218	(62)	2	1,057	864	191	1	1
Amortization and impairment [5]	226	2	113	6	700	1,047	824	136	67	20
Other non-interest expenses	4,749	2,654	1,215	2,431	707	11,756	9,299	1,690	535	232
Income (loss) before income taxes	3,058	2,575	911	2,626	(1,197)	7,973	5,350	1,266	988	369
Income taxes [2]	809	680	151	718	(628)	1,730	1,195	320	116	99
Net income (loss)	$ 2,249	$ 1,895	$ 760	$ 1,908	$ (569)	$ 6,243	$ 4,155	$ 946	$ 872	$ 270
Net income (loss) attributable to:										
Non-controlling interests	$ –	$ –	$ –	$ –	$ 23	$ 23	$ –	$ –	$ 23	$ –
Equity shareholders	2,249	1,895	760	1,908	(592)	6,220	4,155	946	849	270
Average assets [6][7]	$ 305,070	$ 84,693	$ 53,983	$ 284,259	$ 172,208	$ 900,213	$ 685,956	$ 147,723	$ 43,123	$ 23,411

(1) Net income and average assets are allocated based on the geographic location where they are recorded.
(2) Capital Markets and Direct Financial Services net interest income and income taxes include taxable equivalent basis (TEB) adjustments of $254 million (2022: $211 million) with an equivalent offset in Corporate and Other.
(3) The fee and commission income within non-interest income consists primarily of underwriting and advisory fees, deposit and payment fees, credit fees, card fees, investment management and custodial fees, mutual fund fees and commissions on securities transactions. Underwriting and advisory fees are earned primarily in Capital Markets and Direct Financial Services with the remainder earned in Canadian Commercial Banking and Wealth Management. Deposit and payment fees are earned primarily in Canadian Personal and Business Banking, with the remainder earned mainly in Canadian Commercial Banking and Wealth Management, Capital Markets and Direct Financial Services, and Corporate and Other. Credit fees are earned primarily in Canadian Commercial Banking and Wealth Management, Capital Markets and Direct Financial Services, and U.S. Commercial Banking and Wealth Management. Card fees are earned primarily in Canadian Personal and Business Banking, with the remainder earned mainly in Corporate and Other. Investment management and custodial fees are earned primarily in Canadian Commercial Banking and Wealth Management and U.S. Commercial Banking and Wealth Management, with the remainder earned mainly in Corporate and Other. Mutual fund fees are earned primarily in Canadian Commercial Banking and Wealth Management and U.S. Commercial Banking and Wealth Management. Commissions on securities transactions are earned primarily in Capital Markets and Direct Financial Services, and Canadian Commercial Banking and Wealth Management.
(4) Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Product Owner/Customer Segment/Distributor Channel allocation management model.
(5) Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, software and other intangible assets, and goodwill.
(6) Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
(7) Average balances are calculated as a weighted average of daily closing balances.

The following table provides a breakdown of revenue from our reporting segments:

$ millions, for the year ended October 31	2023	2022
Canadian Personal and Business Banking	$ 9,407	$ 8,909
Canadian Commercial Banking and Wealth Management		
Commercial banking	$ 2,501	$ 2,278
Wealth management	2,902	2,976
	$ 5,403	$ 5,254
U.S. Commercial Banking and Wealth Management		
Commercial banking	$ 1,786	$ 1,613
Wealth management	906	844
	$ 2,692	$ 2,457
Capital Markets and Direct Financial Services [1]		
Global markets	$ 2,614	$ 2,322
Corporate and investment banking	1,637	1,700
Direct financial services	1,237	979
	$ 5,488	$ 5,001
Corporate and Other [1]		
International banking	$ 956	$ 778
Other	(623)	(566)
	$ 333	$ 212

(1) Capital Markets and Direct Financial Services revenue includes a TEB adjustment of $254 million (2022: $211 million) with an equivalent offset in Corporate and Other.

Note 31 | Future accounting policy changes

IFRS 17 "Insurance Contracts" (IFRS 17)

IFRS 17, issued in May 2017, replaces IFRS 4 "Insurance Contracts" (IFRS 4). In June 2020, the IASB issued amendments to IFRS 17 partly aimed at helping companies implement the standard. IFRS 17, incorporating the amendments, is effective for annual reporting periods beginning on or after January 1, 2023, which for us will be November 1, 2023. IFRS 17 provides comprehensive guidance on the recognition, measurement, presentation and disclosure of insurance contracts we issue and reinsurance contracts we hold. IFRS 17 requires groups of insurance contracts to be established and measured on the basis of fulfilment cash flows using the measurement models outlined by the standard. Insurance contracts under the General Measurement Model (GMM) are measured based on the present value of fulfilment cash flows, a risk adjustment for non-financial risks, and a contractual service margin (CSM) representing our unearned profits on a portfolio basis, further disaggregated into profitability groups. We expect to apply GMM to our insurance contracts with contract boundaries exceeding a year. Contracts under the Premium Allocation Approach (PAA) are measured on the basis of premiums received and related cash flows. We expect to apply the PAA measurement model to our insurance contracts with contract boundaries shorter than a year. Under both measurement models, the liability for incurred claims is measured on the basis of fulfilment cash flows relating to claims incurred. Key differences between IFRS 4 and IFRS 17 which are applicable to CIBC include the following:

- Under IFRS 4, gains or losses from new business are recognized immediately. Under IFRS 17, gains from new business are deferred and recognized over time as insurance services are provided. If a group of contracts is expected to be onerous at initial recognition or turns onerous subsequently, the losses will be recognized immediately.
- Under IFRS 4, the discount rate used to measure the insurance contract liability is determined on the basis of the assets supporting the insurance liability. Under IFRS 17, the discount rate used to measure the insurance contracts issued and reinsurance held is based upon the characteristics of the insurance contract.

We expect to adopt IFRS 17 retrospectively for the fiscal year beginning November 1, 2023, with a restatement of the 2023 comparative period. The after-tax reduction to retained earnings is expected to be approximately $55 million at the beginning of the comparative year as of November 1, 2022.

International Tax Reform Pillar Two Model Rules – Amendments to IAS 12 "Income Taxes" (IAS 12)

On May 23, 2023, the IASB issued "International Tax Reform – Pillar Two Model Rules", which amended IAS 12, to provide temporary relief from the accounting and disclosure for deferred taxes arising from the implementation of Pillar Two model rules published by the Organisation for Economic Co-operation and Development. The Pillar Two model rules provide a general framework for the implementation of a 15% global minimum tax, which is to be applied on a jurisdiction by jurisdiction basis. CIBC has retrospectively adopted this amendment and applied the exception to recognizing and disclosing deferred taxes related to Pillar Two income taxes. Further amendments require certain additional disclosures on Pillar Two income tax exposures as of CIBC's fiscal year beginning November 1, 2023.

Quarterly review

Condensed consolidated statement of income

Unaudited, $ millions, for the three months ended	Oct. 31	Jul. 31	Apr. 30	2023 Jan. 31	Oct. 31	Jul. 31	Apr. 30	2022 Jan. 31
Net interest income	$ 3,197	$ 3,236	$ 3,187	$ 3,205	$ 3,185	$ 3,236	$ 3,088	$ 3,132
Non-interest income	2,647	2,614	2,515	2,722	2,203	2,335	2,288	2,366
Total revenue	5,844	5,850	5,702	5,927	5,388	5,571	5,376	5,498
Provision for credit losses	541	736	438	295	436	243	303	75
Non-interest expenses	3,440	3,307	3,140	4,462	3,483	3,183	3,114	3,023
Income before income taxes	1,863	1,807	2,124	1,170	1,469	2,145	1,959	2,400
Income taxes	380	377	436	738	284	479	436	531
Net income	$ 1,483	$ 1,430	$ 1,688	$ 432	$ 1,185	$ 1,666	$ 1,523	$ 1,869
Net income attributable to non-controlling interests	$ 8	$ 10	$ 11	$ 9	$ 7	$ 6	$ 5	$ 5
Preferred shareholders and other equity instrument holders	62	66	67	72	37	46	47	41
Common shareholders	1,413	1,354	1,610	351	1,141	1,614	1,471	1,823
Net income attributable to equity shareholders	$ 1,475	$ 1,420	$ 1,677	$ 423	$ 1,178	$ 1,660	$ 1,518	$ 1,864

Condensed consolidated balance sheet

Unaudited, $ millions, as at	Oct. 31	Jul. 31	Apr. 30	2023 Jan. 31	Oct. 31	Jul. 31	Apr. 30	2022 Jan. 31
Assets								
Cash and deposits with banks	$ 55,718	$ 40,412	$ 53,291	$ 51,469	$ 63,861	$ 45,334	$ 48,020	$ 43,350
Securities	211,348	207,113	193,003	187,350	175,879	176,849	172,273	179,003
Securities borrowed or purchased under resale agreements	94,835	87,385	80,047	77,628	84,539	75,412	79,047	81,071
Loans								
Residential mortgages	274,244	272,525	271,359	270,909	269,706	267,727	261,986	257,109
Personal and credit card	64,125	63,731	62,091	61,048	61,908	60,433	59,056	53,801
Business and government	194,870	194,350	197,343	190,512	188,542	179,577	172,475	164,697
Allowance for credit losses	(3,902)	(3,715)	(3,397)	(3,159)	(3,073)	(2,823)	(2,823)	(2,838)
Derivative instruments	33,243	30,035	28,964	30,425	43,035	36,284	46,665	33,066
Customers' liability under acceptances	10,816	11,325	10,877	11,996	11,574	11,681	11,736	10,618
Other assets	40,422	39,840	41,661	43,813	47,626	46,316	45,713	41,787
	$ 975,719	$ 943,001	$ 935,239	$ 921,991	$ 943,597	$ 896,790	$ 894,148	$ 861,664
Liabilities and equity								
Deposits								
Personal	$ 239,035	$ 235,601	$ 236,665	$ 236,095	$ 232,095	$ 228,909	$ 225,229	$ 220,082
Business and government	412,561	394,491	394,950	389,225	397,188	378,363	368,969	362,362
Bank	22,296	22,094	24,784	24,561	22,523	23,271	22,495	19,794
Secured borrowings	49,484	52,319	49,518	44,843	45,766	47,914	48,794	47,470
Derivative instruments	41,290	38,513	36,401	39,374	52,340	39,439	45,054	29,236
Acceptances	10,820	11,339	10,907	12,000	11,586	11,685	11,767	10,656
Obligations related to securities lent or sold short or under repurchase agreements	113,865	104,704	98,419	93,163	97,308	87,170	88,901	93,980
Other liabilities	26,672	26,094	25,474	25,505	28,117	24,856	28,701	25,261
Subordinated indebtedness	6,483	6,455	6,615	7,317	6,292	6,359	6,291	5,531
Equity	53,213	51,391	51,506	49,908	50,382	48,824	47,947	47,292
	$ 975,719	$ 943,001	$ 935,239	$ 921,991	$ 943,597	$ 896,790	$ 894,148	$ 861,664

Select financial measures

Unaudited, as at or for the three months ended	Oct. 31	Jul. 31	Apr. 30	2023 Jan. 31	Oct. 31	Jul. 31	Apr. 30	2022 Jan. 31
Return on common shareholders' equity	11.8 %	11.6 %	14.5 %	3.1 %	10.1 %	14.6 %	14.0 %	17.4 %
Return on average assets [1]	0.61 %	0.60 %	0.74 %	0.18 %	0.50 %	0.73 %	0.71 %	0.85 %
Average common shareholders' equity ($ millions) [1]	$ 47,435	$ 46,392	$ 45,597	$ 45,078	$ 44,770	$ 43,875	$ 43,155	$ 41,610
Average assets ($ millions) [1]	$ 962,405	$ 943,640	$ 932,775	$ 953,164	$ 947,830	$ 899,963	$ 881,909	$ 870,553
Average assets to average common equity [1]	20.3	20.3	20.5	21.1	21.2	20.5	20.4	20.9
Capital and leverage [2]								
CET1 ratio	12.4 %	12.2 %	11.9 %	11.6 %	11.7 %	11.8 %	11.7 %	12.2 %
Tier 1 capital ratio	13.9 %	13.7 %	13.4 %	13.2 %	13.3 %	13.2 %	13.2 %	13.8 %
Total capital ratio	16.0 %	15.9 %	15.5 %	15.6 %	15.3 %	15.3 %	15.3 %	15.7 %
Leverage ratio	4.2 %	4.2 %	4.2 %	4.3 %	4.4 %	4.3 %	4.2 %	4.3 %
Net interest margin	1.32 %	1.36 %	1.40 %	1.33 %	1.33 %	1.43 %	1.44 %	1.43 %
Net interest margin on average interest-earning assets	1.44 %	1.49 %	1.54 %	1.49 %	1.51 %	1.61 %	1.61 %	1.60 %
Operating leverage	9.7 %	1.1 %	5.2 %	(39.8)%	(4.7)%	1.1 %	(4.0)%	(0.1)%
Efficiency ratio	58.9 %	56.5 %	55.1 %	75.3 %	64.6 %	57.1 %	57.9 %	55.0 %

(1) Average balances are calculated as a weighted average of daily closing balances.
(2) RWA and our capital ratios are calculated pursuant to OSFI's CAR Guideline, the leverage ratio is calculated pursuant to OSFI's Leverage Requirements Guideline, all of which are based on BCBS standards. 2023 results reflect the impacts from the implementation of Basel III reforms that became effective as of February 1, 2023. For additional information, see the "Capital management" and "Liquidity risk" sections of the MD&A.

Common share information

Unaudited, as at or for the three months ended	Oct. 31	Jul. 31	Apr. 30	2023 Jan. 31	Oct. 31	Jul. 31	Apr. 30	2022 Jan. 31
Weighted-average basic shares outstanding (thousands) [1]	924,798	918,551	912,297	906,770	905,120	903,742	902,489	901,870
Per share [1]								
– basic earnings	$ 1.53	$ 1.47	$ 1.77	$ 0.39	$ 1.26	$ 1.79	$ 1.63	$ 2.02
– diluted earnings	1.53	1.47	1.76	0.39	1.26	1.78	1.62	2.01
– dividends	0.870	0.870	0.850	0.850	0.830	0.830	0.805	0.805
– book value [2]	51.61	50.05	50.52	49.12	49.95	48.97	48.09	47.43
Closing share price [1][3]	48.91	58.08	56.80	60.74	61.87	64.78	71.01	79.81
Dividend payout ratio	56.9 %	59.0 %	48.1 %	219.6 %	65.9 %	46.4 %	49.4 %	39.8 %

(1) On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC's issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to the beginning of 2022. The dividend per share amounts include the impact of rounding.
(2) Common shareholders' equity divided by the number of common shares issued and outstanding at end of period.
(3) The closing price on the last trading day of the period, on the TSX.

Ten-year statistical review

Condensed consolidated statement of income

Unaudited,

$ millions, for the year ended October 31	2023	2022	2021	2020	2019	2018	2017	2016	2015	2014
Net interest income	$ 12,825	$ 12,641	$ 11,459	$ 11,044	$ 10,551	$ 10,065	$ 8,977	$ 8,366	$ 7,915	$ 7,459
Non-interest income	10,498	9,192	8,556	7,697	8,060	7,769	7,303	6,669	5,941	5,904
Total revenue	23,323	21,833	20,015	18,741	18,611	17,834	16,280	15,035	13,856	13,363
Provision for credit losses	2,010	1,057	158	2,489	1,286	870	829	1,051	771	937
Non-interest expenses	14,349	12,803	11,535	11,362	10,856	10,258	9,571	8,971	8,861	8,512
Income before income taxes	6,964	7,973	8,322	4,890	6,469	6,706	5,880	5,013	4,224	3,914
Income taxes	1,931	1,730	1,876	1,098	1,348	1,422	1,162	718	634	699
Net income	$ 5,033	$ 6,243	$ 6,446	$ 3,792	$ 5,121	$ 5,284	$ 4,718	$ 4,295	$ 3,590	$ 3,215
Net income (loss) attributable to non-controlling interests	$ 38	$ 23	$ 17	$ 2	$ 25	$ 17	$ 19	$ 20	$ 14	$ (3)
Preferred shareholders and other equity instrument holders	267	171	158	122	111	89	52	38	45	87
Common shareholders	4,728	6,049	6,271	3,668	4,985	5,178	4,647	4,237	3,531	3,131
Net income attributable to equity shareholders	$ 4,995	$ 6,220	$ 6,429	$ 3,790	$ 5,096	$ 5,267	$ 4,699	$ 4,275	$ 3,576	$ 3,218

Condensed consolidated balance sheet

Unaudited, $ millions, as at October 31	2023	2022	2021	2020	2019	2018	2017	2016	2015	2014
Assets										
Cash and deposits with banks	$ 55,718	$ 63,861	$ 56,997	$ 62,518	$ 17,359	$ 17,691	$ 14,152	$ 14,165	$ 18,637	$ 13,547
Securities	211,348	175,879	161,401	149,046	121,310	101,664	93,419	87,423	74,982	59,542
Securities borrowed or purchased under resale agreements	94,835	84,539	79,940	74,142	59,775	48,938	45,418	33,810	33,334	36,796
Loans										
Residential mortgages	274,244	269,706	251,526	221,165	208,652	207,749	207,271	187,298	169,258	157,526
Personal and credit card	64,125	61,908	53,031	53,611	56,406	55,731	53,315	50,373	48,321	47,087
Business and government	194,870	188,542	150,213	135,546	125,798	109,555	97,766	71,437	65,276	56,075
Allowance for credit losses	(3,902)	(3,073)	(2,849)	(3,540)	(1,915)	(1,639)	(1,618)	(1,691)	(1,670)	(1,660)
Derivative instruments	33,243	43,035	35,912	32,730	23,895	21,431	24,342	27,762	26,342	20,680
Customers' liability under acceptances	10,816	11,574	10,958	9,606	9,167	10,265	8,824	12,364	9,796	9,212
Other assets	40,422	47,626	40,554	34,727	31,157	25,714	22,375	18,416	19,033	16,098
	$ 975,719	$ 943,597	$ 837,683	$ 769,551	$ 651,604	$ 597,099	$ 565,264	$ 501,357	$ 463,309	$ 414,903
Liabilities and equity										
Deposits										
Personal	$ 239,035	$ 232,095	$ 213,932	$ 202,152	$ 178,091	$ 163,879	$ 159,327	$ 148,081	$ 137,378	$ 130,085
Business and government	412,561	397,188	344,388	311,426	257,502	240,149	225,622	190,240	178,850	148,793
Bank	22,296	22,523	20,246	17,011	11,224	14,380	13,789	17,842	10,785	7,732
Secured borrowings	49,484	45,766	42,592	40,151	38,895	42,607	40,968	39,484	39,644	38,783
Derivative instruments	41,290	52,340	32,101	30,508	25,113	20,973	23,271	28,807	29,057	21,841
Acceptances	10,820	11,586	10,961	9,649	9,188	10,296	8,828	12,395	9,796	9,212
Obligations related to securities lent or sold short or under repurchase agreements	113,865	97,308	97,133	89,440	69,258	47,353	43,708	24,550	20,149	23,764
Other liabilities	26,672	28,117	24,961	22,167	19,069	18,266	15,305	12,919	12,223	10,932
Subordinated indebtedness	6,483	6,292	5,539	5,712	4,684	4,080	3,209	3,366	3,874	4,978
Non-controlling interests	232	201	182	181	186	173	202	201	193	164
Shareholders' equity	52,981	50,181	45,648	41,154	38,394	34,943	31,035	23,472	21,360	18,619
	$ 975,719	$ 943,597	$ 837,683	$ 769,551	$ 651,604	$ 597,099	$ 565,264	$ 501,357	$ 463,309	$ 414,903

Select financial measures

Unaudited,

as at or for the year ended October 31	2023	2022	2021	2020	2019	2018	2017	2016	2015	2014
Return on equity	10.3 %	14.0 %	16.1 %	10.0 %	14.5 %	16.6 %	18.3 %	19.9 %	18.7 %	18.3 %
Return on average assets [1]	0.53 %	0.69 %	0.80 %	0.52 %	0.80 %	0.88 %	0.87 %	0.84 %	0.79 %	0.78 %
Average common shareholders' equity ($ millions) [1]	$ 46,130	$ 43,354	$ 38,881	$ 36,792	$ 34,467	$ 31,184	$ 25,393	$ 21,275	$ 18,857	$ 17,067
Average assets ($ millions) [1]	$ 948,121	$ 900,213	$ 809,621	$ 735,492	$ 639,716	$ 598,441	$ 542,365	$ 509,140	$ 455,324	$ 411,481
Average assets to average common equity [1]	20.6	20.8	20.8	20.0	18.6	19.2	21.4	23.9	24.1	24.1
Capital and leverage – Basel III										
CET1 ratio [2]	12.4 %	11.7 %	12.4 %	12.1 %	11.6 %	11.4 %	10.6 %	11.3 %	10.8 %	10.3 %
Tier 1 capital ratio	13.9 %	13.3 %	14.1 %	13.6 %	12.9 %	12.9 %	12.1 %	12.8 %	12.5 %	12.2 %
Total capital ratio	16.0 %	15.3 %	16.2 %	16.1 %	15.0 %	14.9 %	13.8 %	14.8 %	15.0 %	15.5 %
Leverage ratio	4.2 %	4.4 %	4.7 %	4.7 %	4.3 %	4.3 %	4.0 %	4.0 %	3.9 %	n/a
Net interest margin	1.35 %	1.40 %	1.42 %	1.50 %	1.65 %	1.68 %	1.66 %	1.64 %	1.74 %	1.81 %
Net interest margin on average interest-earning assets	1.49 %	1.58 %	1.59 %	1.69 %	1.84 %	1.88 %	1.85 %	1.88 %	2.00 %	2.05 %
Operating leverage	(5.2)%	(1.9)%	5.3 %	(4.0)%	(1.5)%	2.4 %	1.6 %	7.3 %	(0.4)%	(6.7)%
Efficiency ratio	61.5 %	58.6 %	57.6 %	60.6 %	58.3 %	57.5 %	58.8 %	59.7 %	63.9 %	63.7 %

(1) Average balances are calculated as a weighted average of daily closing balances.
(2) RWA and our capital ratios are calculated pursuant to OSFI's CAR Guideline, the leverage ratio is calculated pursuant to OSFI's Leverage Requirements Guideline, all of which are based on BCBS standards. 2023 results reflect the impacts from the implementation of Basel III reforms that became effective as of February 1, 2023. For additional information, see the "Capital management" and "Liquidity risk" sections of the MD&A.

Condensed consolidated statement of changes in equity

Unaudited,

$ millions, for the year ended October 31	2023	2022	2021	2020	2019	2018	2017	2016	2015	2014
Balance at beginning of year	$ 50,382	$ 45,830	$ 41,335	$ 38,580	$ 35,116	$ 31,237	$ 23,673	$ 21,553	$ 18,783	$ 17,994
Adjustment for change in accounting policy	–	–	–	148 [1]	6 [2]	(91) [3]	–	–	–	– [4]
Premium on purchase of common shares	–	(105)	–	(166)	(79)	(313)	–	(209)	(9)	(250)
Changes in share capital										
Preferred and other equity instruments	2	598	750	750	575	453	797	–	(31)	(675)
Common	1,356	375	443	317	348	695	4,522	213	31	29
Changes in contributed surplus	(6)	5	(7)	(8)	(11)	(1)	65	(4)	1	(7)
Changes in OCI	(131)	570	(339)	647	122	317	(338)	(248)	933	145
Net income	4,995	6,220	6,429	3,790	5,096	5,267	4,699	4,275	3,576	3,218
Dividends and distributions										
Preferred and other equity instruments	(267)	(171)	(158)	(122)	(111)	(89)	(52)	(38)	(45)	(87)
Common	(3,149)	(2,954)	(2,622)	(2,592)	(2,488)	(2,356)	(2,121)	(1,879)	(1,708)	(1,567)
Non-controlling interests	31	19	1	(5)	13	(25)	1	8	29	(11)
Other	–	(5)	(2)	(4)	(7)	22	(9)	2	(7)	(6)
Balance at end of year	$ 53,213	$ 50,382	$ 45,830	$ 41,335	$ 38,580	$ 35,116	$ 31,237	$ 23,673	$ 21,553	$ 18,783

(1) Represents the impact of adoption of IFRS 16 "Leases".
(2) Represents the impact of adoption of IFRS 15 "Revenue from Contracts with Customers".
(3) Represents the impact of adoption of IFRS 9 "Financial Instruments".
(4) Represents the impact of adoption of IFRS 10 "Consolidated Financial Statements".

Common share information

Unaudited, as at or for the year ended October 31

	2023	2022	2021	2020	2019	2018	2017	2016	2015	2014
Weighted-average basic shares outstanding (thousands) [1]	**915,631**	903,312	897,906	890,870	888,648	886,163 [2]	825,271	790,778	794,426	795,241
Per share [1]										
– basic earnings	$ **5.16**	$ 6.70	$ 6.98	$ 4.12	$ 5.61	$ 5.84	$ 5.63	$ 5.36	$ 4.45	$ 3.94
– diluted earnings	**5.16**	6.68	6.96	4.11	5.60	5.82	5.62	5.35	4.44	3.93
– dividends	**3.440**	3.270	2.920	2.910	2.800	2.660	2.540	2.375	2.150	1.970
– book value [3]	**51.61**	49.95	45.83	42.03	39.94	36.92	33.28	28.30	25.63	44.30
Closing share price [1][4]	**48.91**	61.87	75.09	49.69	56.16	56.84	56.78	50.25	50.14	51.45
Dividend payout ratio	**66.6 %**	48.8 %	41.8 %	70.7 %	49.9 %	45.5 %	45.6 %	44.3 %	48.4 %	50.0 %

(1) On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC's issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented. The dividend per share amounts include the impact of rounding.
(2) Excludes 4,021,780 common shares (adjusted for the Share Split noted above) which were issued and outstanding but which had not been acquired by a third-party as at October 31, 2017. These shares were issued as a component of our acquisition of The PrivateBank.
(3) Common shareholders' equity divided by the number of common shares issued and outstanding at end of year.
(4) The closing price on the last trading day of the year, on the TSX.

Preferred shares and other equity instruments[1]

Unaudited, for the year ended October 31

	2023	2022	2021	2020	2019	2018	2017	2016	2015	2014
Preferred shares [2]										
Class A										
Series 26	$ **–**	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ 1.4375
Series 27	**–**	–	–	–	–	–	–	–	0.3500	1.4000
Series 29	**–**	–	–	–	–	–	–	–	0.6750	1.3500
Series 33	**–**	–	–	–	–	–	–	–	–	1.0031
Series 35	**–**	–	–	–	–	–	–	–	–	0.8125
Series 37	**–**	–	–	–	–	–	–	–	–	1.2188
Series 39	**0.9283**	0.9283	0.9283	0.9283	0.9633	0.9750	0.9750	0.9750	0.9750	0.3793
Series 41	**0.9773**	0.9773	0.9773	0.9673	0.9375	0.9375	0.9375	0.9375	0.8203	–
Series 43	**0.7858**	0.7858	0.7858	0.8714	0.9000	0.9000	0.9000	0.9000	0.5764	–
Series 45 [3]	**–**	0.8250	1.1000	1.1000	1.1000	1.1000	0.4551	–	–	–
Series 47	**1.3834**	1.1250	1.1250	1.1250	1.1250	0.8769	–	–	–	–
Series 49	**1.3000**	1.3000	1.3000	1.3000	0.9990	–	–	–	–	–
Series 51	**1.2875**	1.2875	1.2875	1.2875	0.5256	–	–	–	–	–
Series 56 [4]	**82.1248**	–	–	–	–	–	–	–	–	–
Other equity instruments										
Limited Recourse Capital Notes [5]										
Series 1	**4.375 %**	4.375 %	4.375 %	4.375 %	– %	– %	– %	– %	– %	– %
Series 2	**4.000 %**	4.000 %	4.000 %	– %	– %	– %	– %	– %	– %	– %
Series 3	**7.150 %**	7.150 %	– %	– %	– %	– %	– %	– %	– %	– %

(1) The dividends and distributions are adjusted for the number of days during the year that the share and other equity instruments are outstanding at the time of issuance and redemption.
(2) Represents dividends declared and paid.
(3) Series 45 preferred shares were redeemed on July 29, 2022.
(4) Series 56 preferred shares were issued on September 16, 2022.
(5) Represents the annual interest rate percentage applicable to the LRCNs issued as at October 31 for each respective year.

Shareholder information

Fiscal Year
November 1st to October 31st

Key Dates

Reporting dates 2024
First quarter results – Thursday, February 29, 2024
Second quarter results – Thursday, May 30, 2024
Third quarter results – Thursday, August 29, 2024
Fourth quarter results – Thursday, December 5, 2024

Annual Meeting of Shareholders 2024
CIBC's Annual Meeting of Shareholders will be held on April 4, 2024. For more details, please visit our Annual Meeting webpage at https://www.cibc.com/en/about-cibc/investor-relations/annual-meeting.html.

Common shares of CIBC (CM) are listed on the Toronto Stock Exchange and the New York Stock Exchange. Preferred shares are listed on the Toronto Stock Exchange.

Dividends
Quarterly dividends were paid on CIBC common and preferred shares in 2023:

Common shares

Record date	Payment date	Dividends per share	Number of common shares on record date
Sep 28/23	Oct 27/23	$0.870	924,558,194
Jun 28/23	Jul 28/23	$0.870	918,646,499
Mar 28/23	Apr 28/23	$0.850	912,156,137
Dec 28/22	Jan 27/23	$0.850	906,490,787

Preferred shares

Stock	Series 39	Series 41	Series 43	Series 47	Series 49	Series 51	Series 56
Ticker symbol	CM.PR.O	CM.PR.P	CM.PR.Q	CM.PR.S	CM.PR.T	CM.PR.Y	n/a
Quarterly dividend	$0.232063	$0.244313	$0.196438	$0.367375	$0.325000	$0.321875	n/a
Semi-annual dividend	n/a	n/a	n/a	n/a	n/a	n/a	$36.825000

2024 dividend payment dates
(Subject to approval by the CIBC Board of Directors)

Record dates	Payment dates
December 28, 2023	January 29, 2024
March 28, 2024	April 29, 2024
June 28, 2024	July 29, 2024
September 27, 2024	October 28, 2024

Eligible dividends
CIBC designates any and all dividends paid or deemed for Canadian federal, provincial or territorial income tax purposes to be paid on or after January 1, 2006 to be "eligible dividends", unless otherwise indicated in respect of dividends paid subsequent to this notification, and hereby notifies all recipients of such dividends of this designation.

Regulatory capital
Information on CIBC's regulatory capital instruments and regulatory capital position may be found at https://www.cibc.com/en/about-cibc/investor-relations/regulatory-capital-instruments.html.

Credit ratings
Credit rating information can be found on pages 81 – 82 in this Annual Report.

Shareholder investment plan
All Canadian and U.S. resident registered holders of CIBC common shares and designated Class A preferred shares may participate in one or more of the following options and pay no brokerage commissions or service charges:

Dividend reinvestment option – Canadian residents may have dividends reinvested in additional CIBC common shares.
Share purchase option – Canadian residents may purchase up to $50,000 of additional CIBC common shares during the fiscal year.
Stock dividend option – U.S. residents may elect to receive stock dividends on CIBC common shares.

Further information is available through TSX Trust Company and on the CIBC website at www.cibc.com.

Transfer agent and registrar

For information relating to shareholdings, shareholder investment plan, dividends, direct dividend deposit, dividend reinvestment accounts and lost certificates, or to eliminate duplicate mailings of shareholder material, please contact:

TSX Trust Company, 301-100 Adelaide St. West, Toronto, ON M5H 4H1,

416 682-3860 or 1 800 387-0825 (Canada and the U.S. only), fax 1 888 249-6189 or 514 985-8843, Email: shareholderinquiries@tmx.com, website: www.tsxtrust.com.

Common and preferred shares are transferable in Canada at the offices of our agent, TSX Trust Company, in Toronto, Montreal, Calgary and Vancouver.

In the U.S., common shares are transferable at:

Computershare Inc., By Mail: P.O. Box 43078 Providence, RI 02940; By Overnight Delivery: 150 Royall St., Canton, MA 02021, 1 800-522-6645, website: www.computershare.com/investor.

Registered shareholders can opt to have their shares recorded electronically in the Direct Registration System (DRS). Please contact our transfer agent for details.

How to reach us:

CIBC Head Office

81 Bay Street, CIBC SQUARE,
Toronto, Ontario, Canada
M5J 0E7
SWIFT code: CIBCCATT
Website: www.cibc.com

Investor Relations

Email:
Mailbox.InvestorRelations@cibc.com

Corporate Secretary

Email:
corporate.secretary@cibc.com

Client Complaint Appeals Office (CCAO)

Toll-free across Canada: 1-888-947-5207
Email:
mailbox.clientcomplaintappeals@cibc.com

CIBC Telephone Banking

Toll-free across Canada: 1 800 465-2422

Communications and Public Affairs

Email: Mailbox.Communications@cibc.com

Client Care

Toll-free across Canada: 1 800 465-2255
Email: client.care@cibc.com

Where to find more information

CIBC Annual Report 2023

Additional print copies of the Annual Report will be available in March 2024 and may be obtained by emailing Mailbox.InvestorRelations@cibc.com. The Annual Report is also available online at www.cibc.com/ca/investor-relations/annual-reports.html.

Des exemplaires supplémentaires du Rapport annuel seront disponibles en mars 2024 et peuvent être commandés par courriel à relationsinvestisseurs@cibc.com. Le Rapport annuel est aussi disponible à l'adresse www.cibc.com/ca/investor-relations/annual-reports-fr.html.

CIBC Sustainability Report and Public Accountability Statement 2023

This report reviews our economic, environmental, social and governance activities over the past year and will be available in March 2024 at https://www.cibc.com/en/about-cibc/corporate-responsibility.html.

Management Proxy Circular 2024

The Management Proxy Circular contains information for shareholders about CIBC's annual meeting, including information relating to the election of CIBC's directors, appointment of auditors and shareholder proposals, as well as other matters. The 2024 Proxy Circular will be available in March 2024 at www.cibc.com.

Corporate Governance

CIBC's Statement of Corporate Governance Practices describes the governance framework that guides the Board and management in fulfilling their obligations to CIBC and our shareholders. This statement and other information on Corporate Governance at CIBC, including our CIBC Code of Conduct for all employees and Directors, can be found on our corporate website at www.cibc.com/ca/inside-cibc/governance/governance-practices.html.

Regulatory Filings

In Canada with the Canadian Securities Administrators at www.sedarplus.ca.

In the U.S. with the U.S. Securities and Exchange Commission at www.sec.gov/edgar.shtml.

Incorporation

Canadian Imperial Bank of Commerce (CIBC) is a diversified financial institution governed by the *Bank Act* (Canada). CIBC was formed through the amalgamation of The Canadian Bank of Commerce and Imperial Bank of Canada in 1961.

The Canadian Bank of Commerce was originally incorporated as Bank of Canada by special act of the legislature of the Province of Canada in 1858. Subsequently, the name was changed to The Canadian Bank of Commerce and it opened for business under that name in 1867. Imperial Bank of Canada was incorporated in 1875 by special act of the Parliament of Canada and commenced operations in that year.

Trademarks

Trademarks used in this Annual Report which are owned by Canadian Imperial Bank of Commerce, or its subsidiaries in Canada and/or other countries include, "Ambition", "Ambitions Made Real", "Aventura", "CIBC Agility", "CIBC Bank USA Smart Account", the CIBC logo, "CIBC eAdvantage", "CIBC FirstCaribbean International Bank", "CIBC ForeignCash Online", "CIBC Global Money Transfer", "CIBC GoalPlanner", "CIBC Investor's Edge", "CIBC Miracle Day", "CIBC Mobile Banking", "CIBC Private Wealth", "CIBC Smart", "CIBC Smart Planner", "CIBC SmartBanking", "Simplii Financial" and "Wood Gundy". All other trademarks mentioned in this annual report which are not owned by Canadian Imperial Bank of Commerce or its subsidiaries, are the property of their respective owners.

Board of Directors:

Katharine B. Stevenson
Chair of the Board
CIBC
Corporate Director
Toronto, Ontario, Canada
Joined in 2011

Michelle L. Collins
(AC)
President
Cambium LLC
Chicago, Illinois, U.S.A.
Joined in 2017

Christine E. Larsen
(MRCC)
Corporate Director
Montclair, New Jersey, U.S.A.
Joined in 2016

Martine Turcotte
(AC, CGC)
Corporate Director
Verdun, Québec, Canada
Joined in 2014

Ammar Aljoundi
(RMC)
President and Chief Executive Officer
Agnico Eagle Mines Limited
Toronto, Ontario, Canada
Joined in 2022

Luc Desjardins
(CGC, MRCC)
Corporate Director
Montréal, Québec, Canada
Joined in 2009

Mary Lou Maher
(AC – Chair)
Corporate Director
Toronto, Ontario, Canada
Joined in 2021

Barry L. Zubrow
(CGC, RMC – Chair)
Chief Executive Officer
ITB LLC
West Palm Beach, Florida, U.S.A.
Joined in 2015

Charles J. G. Brindamour
(RMC)
Chief Executive Officer
Intact Financial Corporation
Toronto, Ontario, Canada
Joined in 2020

Victor G. Dodig
President and Chief Executive Officer
CIBC
Toronto, Ontario, Canada
Joined in 2014

William F. Morneau
Corporate Director
Toronto, Ontario, Canada
Joined in 2022

Nanci E. Caldwell
(CGC – Chair, MRCC)
Corporate Director
Woodside, California, U.S.A.
Joined in 2015

Kevin J. Kelly
(MRCC – Chair)
Corporate Director
Toronto, Ontario, Canada
Joined in 2013

Mark Podlasly
Chief Sustainability Officer
First Nations Major Projects
Coalition
West Vancouver, B.C., Canada
Joined in 2023

AC – Audit Committee
CGC – Corporate Governance Committee
MRCC – Management Resources and Compensation Committee
RMC – Risk Management Committee



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